6/1/7

02042191

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Nutreco Holding

*CURRENT ADDRESS

PROCESSED
JUL 01 2002
P THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 4927 FISCAL YEAR 12-31-01

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	*(INITIAL FILING)*	☐	*AR/S*	*(ANNUAL REPORT)*	☑
12G32BR	*(REINSTATEMENT)*	☐	*SUPPL*	*(OTHER)*	☐
DEF 14A	*(PROXY)*	☐			

OICF/BY: dlw

DATE : 6/27/02



ANNUAL REPORT 2001

nutreco

We are a global food company, inspired by consumer demands, creating value through sustainable modern aquaculture and agriculture.



NORWAY

Sustainable fresh fish from aquaculture



THE NETHERLANDS

Reliable safety, quality and value



FRANCE

Knowledge through the food value chain



SPAIN

Good meals start with good ingredients

CONTENTS

PROFILE

Nutreco Holding N.V. is an international company with leading positions in high-quality food for human and animal consumption. The company is present at various stages of the fish, poultry and pork production chains.

Nutreco's leading position in the feed and food chains implies major responsibilities vis-à-vis customers, distributors, retailers, consumers, society and nature. These responsibilities mainly concern health, (food) safety, quality, animal welfare and the environment.

Nutreco aims to exercise the greatest possible care to ensure that its end products meet the most stringent quality standards. This care is guaranteed, for example, by a strict health, safety and quality policy. Nutreco aims at selective expansion of the positions built up in the food chain and its close involvement in other links of the selected chains so as to provide consumers with the information and certainty they demand concerning product safety and traceability.

The company differentiates itself through its constant focus on research and development, both at its in-house facilities and in joint programmes with universities and other centres of expertise. This ensures continuous quality improvement and the constant development of innovative products and production systems.

Nutreco's activities are organised in Nutreco Aquaculture and Nutreco Agriculture. Within these business streams there are five business groups consisting of more than 120 production and processing units in 22 countries. Nutreco has a total work force of just under 13,000.

In 2001, Nutreco realised sales of EUR 3,835.3 million. The net profit amounted to EUR 91.6 million. The balance sheet total as at 31 December amounted to EUR 1,997.5 million. The company has been quoted on the official list of Euronext Amsterdam since 1997 and is included in the Midcap Index, the Euronext 150 Index and the Next Prime.

MISSION STATEMENT

We are a global food company, inspired by consumer demands, creating value through sustainable modern aquaculture and agriculture.

NUTRECO

NUTRECO AQUACULTURE	NUTRECO AGRICULTURE
Processing and marketing of salmon	Processing and marketing of pigs and poultry
Salmon farming	Animal feed for pigs, poultry & others
Salmon breeding	Poultry and pig breeding
Feed for salmon, trout & other fish species	Premixes, feed specialities & nutrition services

KEY FIGURES

(CONSOLIDATED)

EUR	2001	2000
Profit and loss account *(x mln)*		
Net sales	3,835	3,126
Gross margin	1,060	881
Income from operations (EBIT)	164	135
EBITA	177	136
Net income	92	91
Net income available to holders of ordinary shares	87	86
Cash flow *(x mln)*		
EBITDA	270	203
Net cash provided by operating activities	137	201
Investments in group companies	169	492
Investments in (in)tangible fixed assets	149	108
Net cash flow	10	4
Balance sheet *(x mln)*		
Shareholders' equity	666	564
Total assets	1,998	1,691
Capital employed[1]	1,285	1,105
Net debt[2]	478	366
Ratios		
Gross margin as % of net sales	27.6%	28.2%
EBITA as % of net sales	4.6%	4.3%
Turnover rate of weighted average capital employed[3]	3.2	4.9
Return on weighted average capital employed	15%	21%
Solvency ratio (shareholders' equity divided by total assets)	33%	33%
Interest cover[4]	7.1	15.5
Key data per ordinary share		
Net income available to holders of ordinary shares	2.67	2.92
Dividend	0.82	0.82
Shareholders' equity	18.37	15.51
Stock price as at year-end	35.90	56.60
Other key data		
Average number of outstanding ordinary shares *(x 1.000)*	32,589	29,545
Number of outstanding ordinary shares as at year-end *(x 1.000)*	32,660	32,133
Average number of employees	12,387	9,603
Number of employees as at year-end	12,934	10,990

(1) *Total assets less cash and cash-equivalents and non-interest-bearing short-term liabilities, except dividends payable.*

(2) *Long-term debt and interest-bearing short-term debt less cash and cash equivalents.*

(3) *Net sales divided by weighted average capital employed.*

(4) *Income from operations before depreciation and amortisation (EBITDA) divided by financial income and charges.*



SUPERMARKET JACO[illegible]



Aquaculture ensures a reliable supply of excellent quality salmon year round. Raised using modern methods and feeds, Marine Harvest salmon meet all known food safety standards. Research and development continues to improve both product quality and the sustainability of salmon production.

The same excellence in R&D is now bringing the farming of cod to reality. Cod Culture Norway, 56% owned by Nutreco, officially opened its hatchery in February 2002. *The first farmed cod will be with the retailers in 2004.*

Cod Culture Norway

Bergen

Norway



NUTRECO SHARE PRICE VERSUS AEX


AEX (EUR)
NUTRECO SHARE (EUR)
1,500
1,300
1,100
900
700
500
300
60
50
40
30
20
10
0
NUTRECO
AEX INDEX
Jun 1997
Dec 1997
Jun 1998
Dec 1998
Jun 1999
Dec 1999
Jun 2000
Dec 2000
Jun 2001
Dec 2001
15 Mar 2002

NUTRECO SHARE PRICE VERSUS AMX


AMX (EUR)
NUTRECO SHARE (EUR)
1,500
1,300
1,100
900
700
500
300
60
50
40
30
20
10
0
NUTRECO
Jun 1997
Dec 1997
Jun 1998
Dec 1998
Jun 1999
Dec 1999
Jun 2000
Dec 2000
Jun 2001
Dec 2001
15 Mar 2002

SHARE ISSUE AND DEVELOPMENT OF SHARE PRICE AND TRADING VOLUME

In 2001, a total of 527,492 ordinary shares were issued as stock dividend, for the employee share participation scheme and the option plan. As at year-end 2001, the total number of issued ordinary shares amounted to 32,660,337. Cumulative preference shares A are not quoted on the stock exchange.

Number of issued ordinary shares amounted to 32,660,337

SPREAD OF THE TOTAL NUMBER OF SHARES OUTSTANDING

Estimated distribution of ordinary shares in percentages:

IN %	PRIVATE INVESTORS	INSTITUTIONAL INVESTORS	TOTAL
The Netherlands	20	40	60
United States	0	15	15
United Kingdom	0	10	10
Other European countries	0	14	14
Other countries	0	1	1
Total	20	80	100

WEEKLY TRADING VOLUME SHARES


(x 10,000 shares)
700
600
500
400
300
200
100
0
J F M A M J J A S O N D J F M A M J J A S O N D J F 15 Mar
2000
2001
2002

DISCLOSURE OF MAJOR HOLDINGS IN LISTED COMPANIES ACT

As at year-end 2001 the company had received three disclosures under the Dutch Disclosure of Major Holdings Act. These disclosures were made by ING Group N.V. (10.01%), Fortis Utrecht N.V. (5.05%) and Aegon N.V. (5.01%). In addition, Maesinvest B.V, a company that holds the issued and paid-up cumulative preference shares A, has a 16.04% interest in the total issued and paid-up capital of Nutreco Holding N.V.

DIVIDEND

Nutreco's dividend policy is to distribute an annual dividend amounting to 30-35% of the net income available to ordinary shareholders after payment of dividend on cumulative preference shares A and on any other cumulative preference shares. This takes the form of an interim and a final dividend. Subject to the provisions of the Articles of Association, the dividend may be paid out in cash or in ordinary shares, at the shareholder's option.

For 2001, a dividend of EUR 0.82 has been declared. The dividend represents a payout ratio of 31% (2000: 31%) of the net income generated in 2001 and available to ordinary shareholders. In September 2001, the company distributed an interim dividend of EUR 0.28. The final dividend of EUR 0.54 is either in cash or in ordinary shares, at the shareholder's option. The ratio between the value of the stock dividend and the cash dividend will be determined after the close of trading on 11 June 2002 on the basis of that day's closing price.

KEY FIGURES PER ORDINARY SHARE

[illegible]	[illegible]	[illegible]
Income from operations (EBIT)	5.03	4.57
Net income available to ordinary shareholders (earnings per ordinary share)	2.67	2.92
Dividend per ordinary share	0.82	0.82
Payout	31%	31%
Shareholders' equity	18.37	15.51
Share price as at year-end	35.90	56.60
Lowest share price	31.70	30.05
Highest share price	56.60	57.70
Average number of ordinary shares outstanding *(x 1,000)*	32,589	29,545
Number of ordinary shares outstanding *(x 1,000)*	32,660	32,133

IMPORTANT DATES IN THE FINANCIAL YEAR 2002

5 March 2002	Publication of the annual results for 2001
23 May 2002	General Meeting of Shareholders
27 May 2002	Ex-dividend date
11 June 2002	Determination of stock dividend exchange ratio
18 June 2002	Declared final dividend payable
6 August 2002	Publication of half-yearly results 2002
8 August 2002	Ex-dividend date
5 September 2002	Declared interim dividend payable
25 February 2003	Publication of the annual results 2002
8 May 2003	General Meeting of Shareholders

GENERAL MEETING OF SHAREHOLDERS

The Annual General Meeting will be held on Thursday, 23 May 2002 at the Golden Tulip Barbizon Palace Hotel in Amsterdam, at 14.30 hrs.

In a very turbulent year Nutreco recorded further growth, the result of highly divergent developments in Aquaculture and Agriculture.

Extremely low salmon prices caused Aquaculture results to lag behind those of the record year 2000. In contrast, the business stream of Agriculture managed to achieve better results than in 2000 as a result of the strong performance of nearly all business units.

Income from operations before amortisation of goodwill (EBITA) rose by 29.7% to EUR 176.6 million, with sales totalling EUR 3,835.3 million (2000: EUR 3,125.9 million). Net income rose by 0.8% to EUR 91.6 million.

STRONG RECOVERY OF AGRICULTURE

Profit growth of Agriculture is largely attributable to the recovery of the activities in Northern Europe owing to their successful reorganisation and repositioning. Particularly in pork and poultry processing, Nutreco reinforced its position considerably through the acquisition of Ham Holding and the central meat-processing facilities of the Laurus Group. Agri International, which combines our premix and speciality feed activities, also made a good contribution to the result. In 2001, the breeding activities continued their robust growth started during the previous year. The acquisition of the premix activities of Ducoa in the United States gave Nutreco a strong position in this market. The Nutreco business units in Spain again realised good results. The major acquisition of Agrovic was incorporated into the results from 15 May on.

IMBALANCE IN AQUACULTURE

Growing salmon demand, particularly in Europe and the United States, again confirmed this year the growth character of this market, in which Nutreco has successfully operated. However, there is an inherent possibility in this still young industry for swings in the balance between demand and supply. The large production increase in Chile, the result of a combination of planned growth and favourable farming conditions, was responsible for the imbalance during the year under review. In 2000, which remains a record year, world market salmon prices were already beginning to drop, a trend that persisted throughout the first half of 2001. Prices then appeared to stabilise, but resumed their downward trend after the events of 11 September. Although Nutreco has generally long-term customer contracts, it was impossible to sustain the price level. This resulted in a drop in income. The fish feed activities, which grew in step with the sharp growth in salmon production, were unable to make up for this. As a result, the growth in income expected for 2001 turned out to be a decrease instead.

CLOSER TO CONSUMERS

Nutreco continues to evolve soundly. The company's robust portfolio is well spread across product groups, regions and activities that hold a great deal of potential. During the year under review, Nutreco has given further substance to its growth strategy in a number of important areas, both organically and through acquisitions in selected food production chains, placing particular emphasis on those stages of the chain that are closer to consumers. This much closer contact enables Nutreco to anticipate consumer preferences more readily and to broaden the supply with products that, after further processing, provide higher added value. Particularly in Nutreco's fish- and meat-processing businesses, this trend is reflected in value-added and ready-made products.

GREATER FOCUS ON FOOD SAFETY

Contamination in food products continues to preoccupy public opinion. Recent incidents and a general feeling of uncertainty are threatening to undermine consumer confidence in food and food products where this point is concerned. The media and action groups play an important role in this regard. The progress made in analysis technology makes it possible to show contamination as minute as a millionth of a millionth gramme. In laboratories, values are determined that result in maximum permitted levels which, with the necessary safety margins, are often equal to naturally occurring background levels. A zero-tolerance policy is liable to result in an unworkable situation.

With maximum collaboration in bringing about proper legislation, with an extensive quality and tracing system and with the application of its whole store of know-how and experience, Nutreco aims to contribute to consumer confidence in good, healthy nutrition.

ENTERPRISE AND THE ENVIRONMENT

While our company did not suffer too seriously, the effects of BSE and, in particular, foot-and-mouth disease dealt a heavy blow to many of our customers and suppliers, particularly livestock farmers. Fortunately, owing to the Dutch government's energetic way of dealing with these diseases, their scale remained limited in the Netherlands.

By implementing the planned reduction of pig populations in the Netherlands and Belgium, the groundwork has been laid for a sustainable future for the industry. We are convinced that we will be able to play an important role in this development.

In the Annual Social and Environmental Report 2000 we provided for the first time a detailed overview of our efforts undertaken in the social and environmental domains, also stating clearly where there are still discrepancies between ambition and reality. Reactions to the report were positive across the board, which was underlined by the prize awarded for 'Best First Report' by the Dutch registered accountants and environmental accountants and a nomination for the 'European Environmental Reporting Award'. Still, we have improved the report for 2001 in various areas.

A YEAR OF CONTRASTS

The year 2001 may be characterised as a year of contrasts. This implies that we cannot look back with complete satisfaction. But the negative elements, including our adjustment of the profit forecast, are offset by many achievements.

We were able to bring our aim — to tailor our activities more closely to our consumers — a few steps closer through a number of well-chosen acquisitions.

We were also able to refinance the company through a successful bank credit facility of EUR 750 million from an international bank syndicate. We recorded a positive result with the sale of the Scottish salmon activities of Norsk Hydro.

With the appointments of Cees van Rijn (CFO) as successor to Theo van der Raadt and Juergen Steinemann as COO Agriculture, we filled the vacancies on the Executive Board.

Our organisation was further strengthened and, being alert, was able in numerous ways to anticipate and respond to changes in our markets.

I warmly welcome all new employees and thank everyone who, within Nutreco, has exerted themselves in the many activities that have given Nutreco its present position of prominence.

I also wish to thank our customers, suppliers and shareholders. Their support, collaboration and confidence are important elements in our business management.

Wout Dekker
Chief Executive Officer
Boxmeer, 4 March 2002





J.B. Steinemann

SUPERVISORY BOARD(1)

R. ZWARTENDIJK
Dutch – Chairman (1939)
Appointed: 29 January 1999
Chairman of the Supervisory Boards of Blokker Holding B.V. and Koninklijke Numico N.V., Supervisory Board member of Bührmann N.V., Randstad Holding N.V., Innoconcepts N.V., Telepanel Systems Inc. and Lincoln Snacks Company, Member of the Advisory Boards of Ahold Supermercados S.A. and of Esade University

Y. BARBIEUX
French (1938)
Appointed: 13 May 1998
Chairman of the Executive Board of CPGmarket.com S.A. and Micro Consulting, Member of the Executive Board of DAB Bank AG

L.J.A.M. LIGTHART
Dutch (1938)
Appointed: 1 July 1997
Chairman of the Supervisory Board of Hoek Loos B.V., Member of the International Advisory Board of Babson College

J.I. S. GALÁN
Spanish (1950)
Appointed: 27 May 1999
Executive Vice President and Chief Executive Officer of Iberdrola S.A., Supervisory Board member of Page Ibérica S.A., Bodegas Matarromera S.A. and Fundación Universitaria Comillas I.C.A.I.

S. RENNEMO
Norwegian (1947)
Appointed: 16 November 2001
Member of the Executive Boards of Petoro AS and Dynea Group Supervisory Board member of Orkla ASA and Storebrand ASA

EXECUTIVE BOARD(1)





P. Smith

W. DEKKER (1956) — Chief Executive Officer

C.J.M. VAN RIJN (1947) — Chief Financial Officer

J.C.A. DEN BIEMAN (1959) — Chief Operating Officer Aquaculture

J.B. STEINEMANN (1958) — Chief Operating Officer Agriculture

MANAGEMENT COMMITTEE(1)

The Management Committee consists of the Executive Board and:

I. LØYNING (1956) — Managing Director Business Group Salmon
Managing Director Marine Harvest Norway

J.M. MORENO GIRÓN (1948) — Managing Director Business Group Agri Ibérica

J.G. OSKAM (1956) — Managing Director Business Group Agri International

P. SMITH (1948) — Managing Director Business Group Fish Feed

J.B. STEINEMANN (1958) — Managing Director Business Group Agri Northern Europe


R. Zwartendijk
Y. Barbieux
L.J.A.M. Ligthart
J.L.S. Galán
S. Rennemo

SENIOR MANAGERS FORUM[1]

The Senior Managers Forum consists of the Management Committee and:

H.J. ABBINK (1961)
Controller Business Group Agri Northern Europe

H. ABRAHAMSEN (1954)
Managing Director Skretting

H.W. VAN BEEK (1944)
Controller Nutreco Aquaculture

H.J. BLEKMAN (1947)
Director of Human Resources

L.A.M. CLAESSENS (1959)
Controller Nutreco Agriculture

G. DEAR (1956)
Managing Director Marine Harvest Scotland

A.A.F.M. FRANSSEN (1955)
Controller Business Group Agri International

J.M. GARCÍA DIAZ (1960)
Managing Director Nanta

L.A. DEN HARTOG (1955)
Director of R&D Agriculture

J.R. HOLE (1951)
Corporate Director Food Safety

J.B.W. VAN HOOIJ (1953)
Group Tax Manager

E.J. JAGER (1957)
Managing Director Trout & Marine Species

A.A. JOHNSON (1959)
Managing Director Marine Harvest Chile

R.L. KILMURY (1951)
Managing Director Moore-Clark

G.D.M. LUBBE (1944)
Managing Director Agri Feed Benelux

A.C. MARTINEZ ASO (1961)
Controller Business Group Agri Ibérica

M. McDAVID (1958)
Managing Director Salmon Sales & Marketing Americas

R.M.A. VAN NOORT (1960)
Managing Director Euribrid

F.A.C. VAN OOIJEN (1958)
Corporate Communication & Reputation Director

A.G.H. PAULISSEN (1953)
Managing Director Pingo Poultry

T. PLAKKÉ (1954)
Managing Director Salmon Sales & Marketing Europe & Asia

J. PULLENS (1968)
Manager Investor Relations

J.F. RODRIGUEZ CEBALLOS (1954)
Managing Director Sada

J.H.W. ROELOFS (1963)
Managing Director Hendrix Meat Group

H. LE RUZ (1955)
Managing Director Trouw Chile

A.K. SALBU (1957)
Controller Business Group Salmon

J. SLOOTWEG (1966)
Group Treasurer

J.A.H.M. SMULDERS (1963)
Managing Director Agri International North/Central Europe & Asia

J.N. SPENCE (1943)
Managing Director Trouw UK & Ireland

B.H.M.J.J. VERWILGHEN (1952)
Company Secretary
Manager Legal Affairs

H. DE WILDT (1962)
Managing Director Agri International South/West Europe & Americas

(1) Situation as on 1 April 2002

REPORT OF THE SUPERVISORY BOARD

This annual report includes the report of the Executive Board for the year 2001 and the annual accounts. The annual accounts, after having been audited by KPMG Accountants N.V., were adopted by us without change in accordance with par. 3 of article 26 of the Articles of Association. We propose to the shareholders that the 2001 annual accounts be approved. In accordance with article 26.1.d., the discharge of the Executive Board in respect of its management and of the Supervisory Board in respect of its supervision will be brought forward as a separate item on the agenda of the General Meeting of Shareholders.

During the period under review, the Supervisory Board met seven times with the Executive Board, according to a fixed schedule. In addition, telephone conferences and further informal consultations were held on important issues. In accordance with the Board's rules and regulations, which are available for inspection at the company's registered office and at the General Meeting of Shareholders, the agenda for the joint meetings contains a number of fixed items. These are a statement by the Chief Executive Officer, an explanation by the Chief Financial Officer concerning the company's operating income for the period under review, and the outlook, as well as an operational report of the Chief Operating Officer(s). Also, during each of these meetings, a pre-determined topic was discussed, notably food safety, the company's first Annual Social and Environmental Report, preparations for the General Meeting, human resources, long-term strategy, the company's refinancing through a successful EUR 750 million bank credit facility from an international bank syndicate, acquisitions and their financing, and the budget for the year 2002. Special attention was given to major growth opportunities, i.e. investments and acquisitions to strengthen the company position.

Other items reviewed were the performance of our own Board and that of the Executive Board. The annual accounts and audits were reviewed with the external auditor during a separate meeting. The remuneration committee met and approved the remuneration policy, the stock options granted to a broad group of management, and the subscription for shares by employees under the employee share participation scheme introduced in 1999. Finally, the important matter of food safety was discussed several times and attention was focussed on the recommendations of the Corporate Governance Committee.

Regular informal contacts took place between the Chairmen of the Supervisory Board and the Executive Board. Furthermore, the Chairman of the Supervisory Board discussed the development of the business operations and results during the past year with the Central Works Council.

Much attention was also focussed on the expansion of the Supervisory Board and changes on the Executive Board. The Board accepted, effective 1 July 2001, the resignation as Executive Board member of Mr Theo van der Raadt, Chief Financial Officer. The Board is very grateful for his valuable contribution to the Company. Following the Extraordinary General Meeting of Shareholders on 16 November 2001, the Supervisory Board appointed Mr Svein Rennemo as Supervisory Director of the company and Messrs. Juergen Steinemann and Cees van Rijn were appointed to the Executive Board. As Chief Operating Officer, Mr Steinemann has taken charge of the Nutreco Agriculture business stream. Mr van Rijn was appointed Chief Financial Officer.

We have closely monitored the evolution of the company's results.

We are pleased that the results of Nutreco Agriculture were excellent and again showed that the composition of the business portfolio enabled the company to record a handsome profit for the year 2001.

The Board wishes to express its great appreciation of the tireless efforts undertaken by the Executive Board and all Nutreco staff in 2001 to realise under difficult conditions a further strengthening of Nutreco.

Amsterdam, 4 March 2002

The Supervisory Board
R. Zwartendijk, Chairman
Y. Barbieux
J.I. S. Galán
L.J.A.M. Ligthart
S. Rennemo





A chef selects ingredients to provide his customers with value for money, together with the highest levels of food safety. He will prepare his pork dish with care that builds on the care and attention applied throughout the Nutreco pork value chain. From raw materials for feeds, through feed manufacture to meat processing, all steps are checked and recorded to provide total tracking and tracing.

At Hendrix Meat Group, a Nutreco company, care and attention provide the chef with the quality and assurance he requires.

Hendrix Meat Group

Emmen

The Netherlands



MAIN POINTS

Nutreco achieved a net income of EUR 91.6 million for 2001, a rise of 0.8% compared with 2000 (EUR 90.9 million).

Net earnings per ordinary share before amortisation of goodwill rose by 3.4% to EUR 3.06 (2000: EUR 2.96). Net earnings per ordinary share after amortisation of goodwill decreased by 8.6% from EUR 2.92 to EUR 2.67.

Operating income before amortisation of goodwill (EBITA) rose by 29.7% to EUR 176.6 million (2000: EUR 136.2 million). The rise in income from operations before amortisation of goodwill is the net effect of acquisitions and divestments (16.1%), organic growth (13.2%) and the positive effect of changes in exchange rates (0.4%).

In 2001, net sales of Nutreco rose by 22.7% from EUR 3,125.9 million to EUR 3,835.3 million. This increase was attributable to organic growth (6.4%), the net effect of acquisitions and divestments (16.2%) and exchange rate movements (0.1%). Cash flow from business operations declined by 5.0% to EUR 217.6 million (2000: EUR 229.0 million). Cash flow from operating activities decreased from EUR 200.7 million in 2000 to EUR 136.9 million in 2001 as a result of changes in the working capital position, interest and profit tax payments and provisions.

Major events for Nutreco during the year under review were the acquisitions in the business stream of Agriculture

Major events for Nutreco during the year under review were the acquisitions in the business stream of Agriculture. Positions in pork and poultry processing, in particular, were strengthened considerably by the acquisitions of Ham Holding B.V., Agrovic and the central meat-processing facilities of the Laurus Group. The acquisition of the premix activities of Ducoa in the United States signalled a further geographical reinforcement. An important development for Nutreco was the refinancing of outstanding debt through a new credit facility of EUR 750 million and the sale of Hydro Seafood GSP Ltd.

NUTRECO AQUACULTURE

Income from operations (EBITA) realised by the Aquaculture business stream amounted to EUR 91.5 million, a 11.3% decline compared with the corresponding figure recorded in 2000 (EUR 103.1 million). Due to very low salmon prices, organic growth was negative and amounted to 20.6%. This decline was partly offset by the 8.9% contribution from acquisitions and a positive exchange rate effect of 0.4%.

Prices of salmon and salmon products throughout 2001 stayed below the lowest level recorded in 2000

Prices of salmon and salmon products throughout 2001 stayed below the lowest level recorded in 2000. The decline in salmon prices is largely due to the sharp rise (approximately 50%) in production in Chile. The effect of falling salmon prices was partly offset for Nutreco by a rise in volumes reflecting continuing worldwide growth in salmon consumption, with consumption in the principal market in the United States recording an annual growth rate of 23%.

The fish feed activities made a good contribution to the operating income owing to markedly higher volumes, which generated economies of scale and improved efficiency.

The fish feed activities made a good contribution to the operating income

During the past year, Nutreco further strengthened its position in the fish feed sector with the acquisition of Australia's biggest fish feed producer, Pivot Aquaculture. With a 40% market share Nutreco is world market leader in the area of salmon feed. Nutreco is also the largest farmer and processor of Atlantic salmon (market share: 17%).

NUTRECO AGRICULTURE

In 2001, income from operations (EBITA) at Nutreco Agriculture business stream increased to EUR 98.7 million, up 129.0% compared with the corresponding figure of EUR 43.1 million recorded in 2000. This increase was largely attributable to organic growth of 99.4%, though acquisitions, too, made an important 29.4% contribution to growth. Exchange rate movements had a positive effect of 0.2%.

This improvement in income was attributable in particular to the substantial contribution from operations in Spain and in the Benelux countries, the reorganisations in the Netherlands (which had a clearly positive effect) and the contribution from recent acquisitions. The net effects of the foot-and-mouth crisis remained limited.

Substantial contribution from operations in Spain and in the Benelux countries, the reorganisations in the Netherlands (which had a clearly positive effect) and the contribution from recent acquisitions

The excellent result of the Spanish activities was attributable to the high sales volume of poultry, favourable prices of poultry products and pigs and a greater contribution from added-value products. The Spanish compound feed activities, too, showed an improved result. Nutreco's market position in Spain was further reinforced by the acquisition of Agrovic. This takeover combined the number one and two companies in the area of integrated poultry activities and also provided additional feed and premix volumes. As a result of the acquisition Nutreco now has a countrywide presence in Spain, which offers potential for an increase in scale and greater efficiency.

The Agriculture activities in the Benelux also recorded an excellent result owing to a sharp increase in poultry and poultry product sales, the effects of the reorganisation started in 2000 and the contribution from the acquisitions of Ham Kip and the central meat-processing facilities of Laurus. The integration of these acquisitions went very smoothly. The result of compound feed activities also exhibited robust growth owing to optimisation of the compound feed capacity, a 20% cut in the work force and the supply of new products and services. The premix and speciality feed activities continued to perform well and were further reinforced through the acquisition of Ducoa (now called Trouw Nutrition USA). All breeding operations showed highly improved results after the reorganisation in 2000.


(X EUR MLN)
4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
0
'98 '99 '00 '01
Net sales
'98 '99 '00 '01
Gross margin


(X EUR MLN)
200
150
100
50
0
'98 '99 '00 '01
Income from operations before amortisation of goodwill (EBITA)
'98 '99 '00 '01
Net income

SALES BY BUSINESS STREAM


(X EUR MLN)
4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
0
Nutreco Agriculture
Nutreco Aquaculture
'98
'99
'00
'01

INCOME FROM OPERATIONS BY BUSINESS STREAM


(X EUR MLN)
200
150
100
50
0
Nutreco Agriculture
Nutreco Aquaculture
'98
'99
'00
'01

OUTLOOK

The sharp rise in demand for salmon again confirmed the growth character of the still young aquaculture market. However, due to the high output in Chile, demand and supply became imbalanced, causing salmon prices to plummet. However, there are many signs that the excessive production growth seen in 2001 will not be repeated and that the expected salmon harvest will be better attuned to the expected trend in demand in the years ahead. We are cautiously optimistic that salmon prices will recover in 2002, though it is difficult to predict when exactly this recovery will take place. Nutreco continues to pursue its growth strategy and will be focusing more and more on the consumer market. This trend is particularly evident in fish processing where Nutreco aims to broaden the supply of products that, after processing, provide a higher added value. The existing activities will be tailored to this and set up in such a way that economies of scale and efficiency improvements can be fully utilised. Furthermore, Nutreco will focus on the further strengthening of its sales and marketing activities.

In the coming years, the agriculture market will be dominated in particular by the focus on food safety, animal welfare and further structural changes within animal husbandry, both for economic and environmental reasons. This will result in further professionalisation in all chains where Nutreco is present. Its wide experience, strong R&D and solid internal quality systems lead Nutreco to expect that it will be able to respond adequately to these trends.

In 2002, investment in tangible fixed assets is expected to be lower than the 2001 level. Not taking into account acquisitions, the total work force will remain stable.

Nutreco maintains its long-term objective to realise growth in existing and new markets. Specific measures are being taken to reduce costs and increase efficiency. Food safety will remain a key focus of the company.

Nutreco maintains its long-term objective to realise growth in existing and new markets

The year 2002 has been off to a slow start as a result of the difficult market conditions which began in the second half of last year. We therefore expect the results in the first half of this year to be below the results of the first half of 2001. Salmon consumption continues to grow strongly and there are some first positive signs in the market such as the beginning of a recovery in salmon prices, but at this moment Nutreco considers it too early to make an outlook statement for the full year 2002.

Salmon consumption continues to grow strongly and there are some first positive signs in the market, but at this moment Nutreco considers it too early to make an outlook statement for the full year 2002

STRATEGIC PERSPECTIVE

Nutreco's strategy is targeting steady growth of both business streams, Aquaculture and Agriculture, with specific characteristics determining the way growth is effected for each business stream. However, a number of aspects are equally important for Aquaculture and Agriculture.
For instance, appropriate size is essential to be able to make optimal use of the available technological know-how and financial resources.

Nutreco's strategy is targeting steady growth of both business streams, Aquaculture and Agriculture

FISH	POULTRY	PIGS
MARKETING / PROCESSING	MARKETING / PROCESSING	MARKETING / PROCESSING
FARMING		
BREEDING	BREEDING	BREEDING
COMPOUND FEED/FISH FEED		
PREMIXES		

☐ Nutreco activities

Food safety plays a prominent role in this, with consumers always being the starting point

Nutreco also has special core skills and a sizable technology basis, which was further broadened and reinforced by the acquisitions made in recent years and which is applied and exchanged throughout the entire organisation. Food safety plays a prominent role in this, with consumers always being the starting point.

The ambition to play a leading role in various selected food production chains

Another important aspect of Nutreco's strategy is the ambition to play a leading role in various selected food production chains, either directly or in a supporting or directing role. Nutreco is currently closely involved at several stages of the chains of salmon, pigs and poultry. The company is also a major supplier of compound feeds, premixes and concentrates and breeding stock.

AQUACULTURE

In Aquaculture, Nutreco's development is primarily focused on three aspects:

Realising organic growth in the existing activities. Nutreco has again expanded its strong position as a fish feed supplier, and has realised strong organic growth in its salmon farming operations.

Strengthening positions at selected stages of the food production chain. With a string of companies in various regions, Nutreco has a fully integrated organisation for the production of salmon with a strong market position. This involves feed, salmon farms and the marketing and sale of salmon products.

Building up positions in other fish species and in new regions. Besides salmon, the cultivation of other fish species will see a significant increase. Today, many species of farmed freshwater and saltwater fish are becoming more and more available. Nutreco is playing an important role as a producer of the necessary, often innovative feed. In Norway the company is involved in cod farming itself and it has recently built up a position in Australia.

AGRICULTURE

In Agriculture Nutreco has opted for the following spearheads:

A leading role in consolidation of the industry. Reinforcement of the market positions through integration of acquired companies. In Spain, the acquisition of Agrovic made Nutreco the leading supplier of poultry and poultry products. In the Netherlands, the integrated meat-processing operations gained a prominent market position.

Geographical expansion. With the acquisition of Ducoa, an American premix company, Nutreco has become one of the premier players in this leading market for premixes, speciality feeds and ingredients.

Reinforcing positions at selected stages of the food production chain. Nutreco is active in the production chains of pigs and poultry – directly with breeding and meat-processing operations, and indirectly with compound feeds, speciality feeds and premixes. With the consumer as its starting point and based on customer preferences, Nutreco is uniquely positioned to participate in developing new product concepts with production methods that are geared towards food safety and healthy nutrition. With the takeover of Ham Holding B.V., Nutreco became one of the leading suppliers of poultry products for the retail trade in the Benelux. The acquisition of the central meat-processing facilities of the Laurus Group also made Nutreco one of the leading suppliers of prepacked fresh meat for the Dutch retail trade.

ORGANIC GROWTH AND ACQUISITIONS

Nutreco realised 29.7% profit growth (EBITA) in the year under review. Organic growth added 13.2%, 16.1% was attributable to acquisitions and divestments.

One of the main suppliers of poultry products for retailers in the Benelux

On 12 January 2001 the agreement was signed concerning the takeover of Ham Holding B.V., a major player in the Benelux in broiler processing and value-added poultry products. The company has state-of-the-art facilities and is the main supplier of the largest Dutch supermarket chain. With Pingo Poultry, Nutreco already had a strong presence on the Belgian retail market and the high end of the European food sector. With this takeover, Nutreco has become one of the main suppliers of poultry products for retailers in the Benelux. Ham Holding employs a total work force of approximately 320. The company's annual sales as at the takeover date amounted to EUR 60 million.

Following the signing of a letter of intent, announced in the previous financial year, Nutreco and Agrovic completed the takeover of this Spanish company on 15 May 2001. Agrovic is an important player in poultry processing, value-added poultry products and the production of compound feed and premixes. With twelve branches, spread across the whole of Spain, Agrovic (work force approximately 1,300) recorded sales of EUR 300 million in 2000.

The largest supplier of quality value-added poultry products to the Spanish retail trade

The takeover of Agrovic has made Nutreco the largest supplier of quality value-added poultry products to the Spanish retail trade. The takeover reinforced the market positions of Sada (Nutreco's Spanish poultry activity), Nanta (Nutreco's Spanish compound feed activity), and Trouw Nutrition España (Nutreco's Spanish premix enterprise). The activities of Agrovic and Nutreco in Spain are now largely integrated.

One of the main suppliers of prepacked fresh meat for the Dutch retail trade

On 21 May 2001, Nutreco announced the completion of its acquisition of the central meat-processing facilities of the Laurus Group, one of the major retailers in the Netherlands. The processing plants comprise three production locations in the Netherlands. This acquisition has made Nutreco one of the main suppliers of prepacked fresh meat for the Dutch retail trade and dovetails with the activities of Nutreco subsidiary Hendrix Meat Group. The staff of 350 entered into the employment of Nutreco.

On 29 May 2001, Nutreco finalised the takeover of the premix activities of Ducoa (since renamed Trouw Nutrition USA), the third largest independent premix company in the United States. Ducoa is a leading company in the area of premixes and speciality feeds. Through the takeover of Ducoa,

Nutreco obtained new technologies and enabled the company to broaden its activities to new regions

Nutreco obtained new technologies and enabled the company to broaden its activities to new regions. The takeover has also laid the groundwork for Nutreco's further growth in the United States. The company has a work force of 180.

On 27 June 2001, Nutreco finalised the takeover of Pivot Aquaculture, the market leader in fish feed in the southern part of the Pacific region. As part of this takeover, Nutreco also acquired a 10.5% interest in Tassal Limited, an Australia-based company and the region's leading salmon producer. Tassal Limited is quoted on the Australian stock exchange. At the time of the takeover, Pivot Aquaculture had annual sales totalling EUR 24 million; annual sales of Tassal Limited amounted to EUR 47 million. Collaboration with the two companies has given Nutreco a leading position in this region and laid the foundation for further developments. As well as being active in salmon feed production, Pivot is also working on development projects, farming barramundi (a Pacific sea bass variety) and developing tuna feed.

A leading position in this region, foundation for further developments

RISKS AND RISK CONTROL

Nutreco's scale and robust portfolio decrease the company's risk

Nutreco works with natural products and live animals, which implies that the company, as well as being exposed to normal business risks, is also subject to climatic conditions and biological influences. Nutreco's scale and robust portfolio decrease the company's risk.

MARKET RISKS

Fish and meat belong to a varied diet. Consumer confidence in the safety of these products has been severely shaken as a result of incidents in the recent past. For a considerable time now, within the framework of quality management and care for people, animals, products and the environment, Nutreco has employed management instruments to keep the safety of products and production methods at a very high level and to strive for constant improvement. Much attention has been (and is being) paid to process control and traceability. Still, uncertainties about food safety that cannot be removed by Nutreco alone continue to linger.

The major part of the cost of sales is influenced by the change of prices of raw materials, such as grains, soya, fish meal and fish oil, quoted on world markets. The gross margins are being protected by means of risk control instruments. Nutreco generally passes changes in prices of raw materials on to the end products, albeit with a certain lag. Nutreco's purchase departments analyse the raw materials markets, taking advantage of trends in market prices.

If the prices of these raw materials were to rise sharply as a result of crop failures or natural disasters, Nutreco, owing to its scale and available knowledge of formulation, would be able to substitute raw materials, up to a certain level, with other raw materials with an equivalent nutritional value.

TECHNICAL RISKS

Before being processed, raw materials are first checked to see whether they meet specifications and purity standards. This is done on the basis of strict procedures. In addition, Nutreco ensures that its products are traceable down to the raw-materials level.

Animal diseases can cause both direct and indirect damage to Nutreco. Livestock populations or fish stocks that are reduced as a result of animal disease cause feed sales to decline. When such circumstances affect Nutreco's role as farmer, these activities can have a negative effect on the regions concerned.

In its activities, Nutreco is increasingly facing restrictive government regulations designed to protect the environment and public health. Within the framework of its environmental policy, integrated into its health, safety and quality policy, Nutreco ensures maximum food safety and the lowest possible impact on the environment, with local regulations serving as minimum standards.

FINANCIAL RISKS

Nutreco has strict internal guidelines and procedures within which currency, interest rate and credit risks are adequately controlled. As a result of the growth in long-term debt, the effect of interest movements has become more important. Interest rate risks are kept under control by using interest instruments to fix a substantial proportion of the interest on long-term debt. Interest rate swaps in a variety of currencies, with different expiration dates, have since been concluded for this purpose. Short-term financing with borrowed capital carries variable interest rates.

A Risk Management Committee is responsible for putting procedures and limits in place within which the operating companies hedge the currency risks associated with their purchase requirements.

Translation risks attaching to foreign investments and debt are eliminated as much as possible through financing with local currencies. This partly offsets changes in respect of both assets and cash flow as a result of currency effects.

Besides the use of the risk-control techniques and methods outlined above, Nutreco has also put a centrally directed insurance programme in place. In consultation with the company's own HSEQ department (see page 56-57), specialists of insurance companies regularly perform audits at different locations.



CHÂTEAU DE NANTEUIL FRANCE



An appetising salmon dish arrives and the chef recounts its preparation in mouth-watering detail. But there is more history to this meal ingredient. Marine Harvest salmon bring a complete life story. Every detail is recorded, from parent broodstock and growth phases, to processing and delivery. The feeds and feed raw materials are carefully recorded. Every component can be traced back to source. Every fish can be tracked through to delivery.

Knowledge through the food value chain —
inspiring confidence and trust.

Marine Harvest Scotland
Portnalong
Scotland



PROFIT AND LOSS ACCOUNT

NET SALES AND GROSS MARGIN

Net sales up by 22.7%

Net sales for 2001 amounted to EUR 3,835.3 million, up 22.7% from the previous year. The gross margin rose by 20.3% from EUR 881.4 million to EUR 1,059.9 million.

GROWTH IN NET SALES AND GROSS MARGIN

EUR MN	NET SALES	%	GROSS MARGIN	%
Sales and gross margin in 2000	3,125.9	100	881.4	100
Continuing activities				
▹ volume growth	249.5	8.0	102.4	11.6
▹ price effects	-49.9	-1.6	-81.9	-9.3
Acquisitions	676.4	21.6	181.5	20.6
Divestments	-167.7	-5.4	-23.8	-2.7
Exchange rate movements	1.1	0.1	0.3	0.1
Sales and gross margin in 2001	3,835.3	122.7	1,059.9	120.3

Continuing worldwide increase in salmon consumption

Growth in sales and gross margin at Nutreco Aquaculture business stream is primarily attributable to the acquisition of Hydro Seafood in November 2000 and, to a lesser extent, to the takeover of the fish feed operations of Pivot Aquaculture in Australia. While volumes in both salmon and feed increased sharply, net organic growth in Aquaculture was negative due to low salmon prices. In 2001, prices of salmon and salmon products plunged to a record low. This decline had already started in the second half of 2000 and persisted throughout 2001. The low salmon prices are due to an imbalance between supply and demand caused by a production increase of approximately 50% in Chile. The decrease in salmon prices was partly offset for Nutreco by a sharp rise in volumes as a result of the continuing worldwide increase in salmon consumption. Salmon consumption in the United States rose by 23%. The corresponding figure in Europe averaged between 5-10%. Owing to the increase in the biomass of salmon and the further development of other farmed fish species markets, sales volumes of fish feed also increased. In 2001, the market prices of fish meal and fish oil went up in comparison with the very low level recorded in 2000. The effect on the margin remained limited, however, owing to enhanced efficiency at the feed plants, adjusted product mixes and compensation for rising prices of raw materials in the selling prices of feed.

The business stream of Agriculture showed a sharp rise in sales, mainly owing to increased demand for poultry products and the contribution from the acquisitions in the poultry, pork and premix activities. In 2001, the recovery of demand for poultry, signs of which were already apparent at the end of 2000, continued at a brisk pace. Particularly during the first three quarters, prices of poultry products were very strong.

Sharp rise in sales, mainly owing to increased demand for poultry products

The Spanish activities achieved excellent results owing to high poultry meat sales, favourable prices of poultry products and pigs and a higher contribution from value-added products. The Spanish compound feed activities also recorded organic growth in sales. The acquisition of Agrovic meant another reinforcement of Nutreco's market position in Spain. This takeover combined the two leading companies in the area of integrated poultry activities and generated additional feed and premix volumes. It also provided Nutreco with a nationwide presence in Spain, offering potential for an increase in scale and greater efficiency.

Nationwide presence in Spain, offering potential for an increase in scale and greater efficiency

The Agriculture activities in the Benelux countries recorded excellent results owing to a substantial increase in poultry and poultry product sales and the contribution made by the acquisitions of Ham Holding and the central meat-processing facilities of Laurus. The integration of these acquisitions went smoothly. As a result of the foot-and-mouth crisis and overcapacity, 2001 was a difficult year for Dutch pork processors. Still, the effect of the foot-and-mouth crisis was limited owing to the favourable geographical location of our production sites. On balance, in 2001, Nutreco was able to improve sales and the gross margin in pork processing.

The breeding operations recorded a slight measure of organic growth in terms of sales, though with a highly improved gross margin partly owing to the reorganisation process implemented in 2000. Sales at the premix and speciality feed activities increased, particularly owing to the acquisition of Ducoa (since called Trouw Nutrition USA), which reinforced the company's position on the American market.

Sales of the compound feed operations in the Benelux countries fell as a result of the reduction of the livestock population. On the other hand, the gross margin improved as a result of the restructuring measures and the supply of new products and services.

OPERATIONAL EXPENSES

Operational expenses before amortisation of goodwill rose by EUR 138.1 million from EUR 745.2 million in 2000 to EUR 883.3 million in 2001, up 18.5%. The increase is attributable for the most part to rising personnel costs, mainly due to acquisitions. The average number of employees went up by 29.0% from 9,603 in 2000 to 12,387 in 2001.

INCOME FROM OPERATIONS

Income from operations before amortisation of goodwill (EBITA) increased by 29.7%

Income from operations (EBIT) rose by 21.4% from EUR 134.9 million to EUR 163.8 million. Income from operations before amortisation of goodwill (EBITA) increased by 29.7% from EUR 136.2 million in 2000 to EUR 176.6 million in 2001. The net effect of acquisitions and divestments amounted to 16.1%, while the rise in organic growth amounted to 13.2%. The effect of exchange rate movements amounted to 0.4%.

INCOME FROM OPERATIONS (EBITA)

x EUR MN	2001	2000	% CHANGE 2001 compared with 2000
Nutreco Aquaculture	91.5	103.1	-11.3
Nutreco Agriculture	98.7	43.1	129.0
Non-allocated overhead costs	-13.6	-10.0	36.0
Total Nutreco	176.6	136.2	29.7

Income from operations (EBITA) at Nutreco Aquaculture fell by 11.3% (2000: EUR 103.1 million). Due to very low salmon prices, organic growth was negative and amounted to 20.6%. This decline was partly offset by the 8.9% contribution from acquisitions and a positive exchange rate effect of 0.4%.

In 2001, income from operations (EBITA) at Nutreco Agriculture increased to EUR 98.7 million, a 129.0% rise compared with the corresponding figure of EUR 43.1 million recorded in 2000. This increase was largely fuelled by organic growth of 99.4%, though acquisitions, too, made an important 29.4% contribution to growth. This improvement in income from operations was attributable in particular to the substantial contributions from the operations in Spain and the Benelux countries, the reorganisations in the Netherlands, which had a clearly positive effect, and recent acquisitions. The net effects of the foot-and-mouth crisis remained limited.

FINANCIAL INCOME AND CHARGES

Financial income and charges amounted to EUR 37.9 million

Financial income and charges amounted to EUR 37.9 million compared with the figure of EUR 13.1 million in 2000. This increase is mainly attributable to the increase in long-term debt for the financing of acquisitions made at the end of 2000 and during the first six months of 2001. In June 2001, Nutreco refinanced its outstanding debts. A EUR 750 million credit facility was taken out from a consortium of international banks on favourable terms that leave enough room for further acquisitions.

TAXATION

The effective tax rate declined from 26.5% to 24.2%

The effective tax rate declined from 26.5% to 24.2%, mainly as a result of the geographical spread of the results, fiscal loss carryforwards derived from acquisitions and change in accounting for dividend taxes.

DIVIDEND ON CUMULATIVE PREFERENCE SHARES

Based on the current dividend percentage of 6.9, a dividend of EUR 4.7 million was paid on cumulative preference shares. In 2000, the dividend on cumulative preference shares also amounted to EUR 4.7 million.

NET INCOME AVAILABLE TO HOLDERS OF ORDINARY SHARES

Net income (less cumulative preference dividend) available to holders of ordinary shares amounted to EUR 86.9 million, 0.8% higher than the result for 2000 (EUR 86.2 million). In 2001, the average number of ordinary shares outstanding totalled 32.6 million. Amortisation of goodwill amounted to EUR 12.8 million in 2001 (2000: EUR 1.3 million). Net earnings per ordinary share before amortisation of goodwill rose by 3.4% to EUR 3.06 (2000: EUR 2.96). Net earnings per ordinary share after amortisation of goodwill fell by 8.6% from EUR 2.92 to EUR 2.67.

CASH FLOW, BALANCE SHEET AND FINANCING

The summarised cash flow statement is given below:

(X EUR MLN)	2001	2000
Cash flow:		
⊳ From business operations	217.6	229.0
⊳ From operating activities	136.9	200.7
⊳ Used for acquisitions/divestments	-59.9	-492.1
⊳ Used for investments in fixed assets	-144.1	-107.0
⊳ From financing	90.4	413.4
⊳ Dividend paid	-13.5	-11.5
⊳ Changes in currency rates	-0.2	-
Net cash flow	9.6	3.5

Cash flow from business operations fell off by 5% to EUR 217.6 million. Cash flow from operating activities declined from EUR 200.7 million in 2000 to EUR 136.9 million in 2001 as a result of higher interest and profit tax payments.

In 2001, Nutreco took over companies for a total amount of EUR 169.4 million. In the business stream of Agriculture, 2 major poultry product producers were taken over (Ham Holding B.V. and Agrovic) and in the Netherlands the central meat-processing facilities of the Laurus Group were taken over. In addition, the premix activities of Ducoa were acquired in the United States. The acquisitions in the business stream of Aquaculture comprised the salmon-farming activities of Sandvold in Norway and the fish feed activities of Pivot Aquaculture in Australia.

The disposal of group companies generated a positive cash flow of EUR 109.5 million, the main share of which was provided by the sale of Hydro Seafood GSP Ltd., which yielded a sum of EUR 104.6 million. This is an extension of the agreement concluded by Nutreco with Norsk Hydro ASA in November 2000. Amongst other things, the agreement provided for a loan that corresponded with the purchase sum allocated for Hydro Seafood GSP pending a decision of the British Minister of Economic Affairs. When no permission was given for the transfer of Hydro Seafood GSP to Nutreco, Norsk Hydro started the process resulting in the separate sale of Hydro Seafood GSP.

In France, the compound feed activities of Prévital were sold.

Net investment in tangible fixed assets totalled EUR 139.3 million

In 2001, net investment in tangible fixed assets totalled EUR 139.3 million (2000: EUR 98.6 million). Capital expenditure on tangible fixed assets at Nutreco Aquaculture mainly related to the capacity increase and modernisation of fish-feed plants in Canada, Chile, Spain and Norway, modernisation of feed systems in Chile and Scotland, and the expansion of salmon processing facilities in Norway. The main investment projects at Nutreco Agriculture were the modernisation and expansion of poultry meat-processing facilities in Spain and the Netherlands.

The net cash flow from financing activities (excluding dividends paid) amounted to EUR 90.4 million (2000: EUR 413.4 million), mainly consisting of receipts from interest-bearing debt of EUR 86.6 million.

The summarised balance sheet is given below:

x EUR MLN	31 DECEMBER 2001	31 DECEMBER 2000
Fixed assets	979.0	798.9
Working capital	274.4	287.2
Non-consolidated companies	31.7	18.7
Capital employed	1,285.1	1,104.8
Cash and cash equivalents	40.8	31.2
Total	1,325.9	1,136.0
Shareholders' equity (including minority interest)	689.5	582.5
Provisions	97.6	134.1
Long-term interest-bearing debt	439.9	357.1
Short-term interest-bearing debt	78.8	39.9
Dividends payable	20.1	22.4
Total	1,325.9	1,136.0

Capital employed increased by 16.3% to EUR 1,285.1 million, mainly attributable to the above-mentioned acquisitions.

Shareholders' equity (including minority interest) rose by EUR 107.0 million to EUR 689.5 million, an increase mainly reflecting the addition of EUR 60.0 million in retained profit for 2001, the addition as a result of stock dividend amounting to EUR 19.0 million, an increase arising from a change in accounting for dividend tax not eligible for set-off and amounting to EUR 10.7 million and the increase arising from exchange rate differences of foreign group companies amounting to EUR 10.0 million. Minority interests in group companies increased by EUR 5.6 million.

The provisions, excluding the provision for deferred tax liabilities, declined from EUR 82.4 million to EUR 60.4 million on 31 December 2001. Planned withdrawals related in particular to the restructuring of the agriculture activities in the Netherlands and France, reorganisation charges relating to the integration of Hydro Seafood and Marine Harvest and the integration and restructuring of Agrovic. The provision deferred tax liabilities declined from EUR 51.7 million to EUR 37.2 million. The provisions decreased by a net amount of EUR 36.5 million.

The debt/equity ratio (debt after deduction of cash and cash equivalents and equity including minority interest) rose from 62.8% to 69.3%. The solvency position (shareholders' equity expressed as a proportion of total assets) fell off slightly from 33.4% to 33.3%. The return on average capital employed (including goodwill) amounted to 15% in 2001 (2000: 21%).

In June 2001, syndicated credit facility of EUR 750 million

In June 2001, the company took out a syndicated credit facility of EUR 750 million, which served to repay existing committed credit facilities of EUR 469.7 million and to finance acquisitions. This facility was extended by an international consortium of banks and has a term of 5 years. The facility is unsecured. In addition, the Group has several (mostly short-term) credit facilities totalling EUR 250.2 million (2000: EUR 148.0 million). As at the balance sheet date, the company had committed a total sum of EUR 518.7 million of these facilities (2000: EUR 397 million).

The average interest rate on outstanding long-term debt amounted to 7.0% (2000: 7.5%)

AQUACULTURE

Presence in the total production chain of various salmon and trout varieties, from the egg stage down to the processing and marketing of ready-made products

Nutreco has a worldwide presence in the total production chain of various salmon and trout varieties, from the egg stage down to the processing and marketing of ready-made products. Nutreco produces fish feed for over 50 species of freshwater and saltwater fish, and cultivates five fish species itself: salmon (Atlantic, Chinook and Coho), sea trout and halibut. In a few years, a cod-farming project (Cod Culture Norway), in which Nutreco holds a majority interest, is expected to produce its first harvest.

With an output of over 1.1 million tonnes, representing approximately 40% of the market, Nutreco is the most important fish-feed producer in the world. By far the greater part of this is destined for use in salmon and sea-trout farming.

ACTIVITY	BUSINESS UNIT	PRINCIPAL MARKETS	PRODUCTS	CHARACTERISTICS
FISH PROCESSING AND MARKETING	Marine Harvest (Chile, Scotland, Norway, Ireland, France)	United States, Canada, Japan, Norway, United Kingdom, France, Germany, the Netherlands	Salmon fillets, steaks and further processed salmon products	Direct access to food service, retail and wholesale for catering under the Marine Harvest trademark.
FISH FARMING	Marine Harvest (Canada, Scotland, Norway, Ireland, Chile)	North and South America, Europe, Asia	Salmon, sea trout and halibut	Year-round production in both hemispheres.
	Cod Culture Norway AS (56%)	North Europe	Cod	Innovative fish farming
	Tassal (10,5%), Skretting Australia	Australia	Salmon, barramundi	
FISH FEED	Skretting (Norway, Chile, United Kingdom and Ireland, Canada, Australia) Trout & Marine Species (Spain, Italy, France, North-West Europe and Japan)	Norway, Faeroe Islands, Chile, United Kingdom and Ireland, North America, Mediterranean countries, Japan, Australia	Fish feed for salmonids, trout and other fish species (sea bass and sea bream, halibut, turbot, tuna and yellowtail)	High-quality speciality feed, service and know-how

In the more fragmented fish-farming market, Nutreco, with a share of 17%, is by far the largest farmer and processor of Atlantic salmon. In 2001, the company's own fish farms in Norway, Scotland, Ireland, Canada and Chile produced more than 180,000 tonnes of salmon and sea trout. Approximately a third was supplied to retailers through the company's own processing facilities, in the form of numerous value-added products. This indicates the greater emphasis placed on Nutreco's role in value-added salmon products.

In its relatively short history, salmon farming has evolved into a highly advanced industry that is able to supply high-quality fish in exactly the form desired by retailers and consumers. Nutreco is situated at the high end of the market, in terms of both fish feed and fish and value-added fish products. This equally applies to such aspects as food safety and traceability. Know-how is being concentrated at the Nutreco Aquaculture Research Centre at Stavanger (Norway). In 2001, Nutreco introduced NuTrace®, a computerised tracking & tracing program combining all earlier traceability activities.

The price of salmon is largely fixed in contracts with buyers, with various other elements, besides price, that are important in the specific relationship between supplier and buyer playing a role. These include the logistic organisation, quality, supply assurance and the service level. However, there is also a part of the market where producers and various parties, such as salmon wholesalers and salmon processors meet. Due to its nature, this market is far more volatile. Extremely low prices over longer periods in this part of the market will also influence contract prices.

MARKET PROFILE

- Farmed fish is able to meet the need for protein of a growing world population.
- Consumption of farmed salmon is still rising (at an average rate of 10-12% a year).
- The salmon market sets great store by quality, food safety and traceability.
- Feed production keeps equal pace with salmon and trout production.
- Both the fish feed industry and fish farms are continuing to consolidate.
- In the future, new fish species will become more important.

NUTRECO AQUACULTURE

(X EUR MLN)	2001	2000	1999	1998	1997
Net sales	1,253.9	961.4	690.3	624.0	559.5
Income from operations (EBITA)	91.5	103.1	58.4	37.7	34.0
Weighted average net capital employed	841.6	351.0	225.5	151.0	146.7
Return on weighted average capital employed (incl. goodwill)	11%	29%	26%	25%	23%

IMPORT OF FARMED SALMON FILETS IN THE US



(volume x 1,000 tonnes)
(price per kg in USD)
PRICE
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DEVELOPMENT OF FARMED SALMON AND SEA TROUT



(volume x 1,000 tonnes)
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Iceland
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SALMON PROCESSING AND MARKETING

Powerful marketing and sales organisation for salmon products

With the acquisition of Marine Harvest and then Hydro Seafood, Nutreco now owns facilities for the further processing of salmon, including plants that are state-of-the-art. In addition, during the year under review, large investments were made at several processing plants. Both companies had powerful marketing and sales organisation for salmon products. As a result, processing and marketing have rapidly begun to play an important role in Nutreco's market approach. Whereas Nutreco initially focused on sales to salmon retailers and processors, the company currently covers the whole integrated value chain up to and including the sale of products to retailers. The guiding principle is that Nutreco, by moving up in the value chain of salmon, is able to add considerably more value, taking advantage, amongst other things, of its know-how in the area of food safety and traceability.

The range of value-added salmon products has been substantially expanded

In recent years, the range of value-added salmon products has been substantially expanded. As consumers eat salmon more frequently, the need for new, ready-made products is increasing. For instance, the assortment of fillets, portions and steaks burgeoned into a broad range of prepared and ready-made products. With a highly developed marketing organisation, established as separate units in the United States, Europe and Asia during the year under review, Nutreco is well placed to capitalise fully on these developments.

SALMON FARMING

Having already experienced a boom in recent years, salmon farming grew at a truly explosive rate in 2001. This was the result of an increase in the number of production sites, favourable climatic conditions, improved feed and farming methods and relatively few incidents of fish diseases. In the course of 2001, prices, on that part of the market where contracts are not usual, plunged to a record low. For Nutreco, too, this had consequences due to the great disparity between these prices and prices agreed in advance with major buyers. Although efficiency programmes were implemented simultaneously and successfully at the Nutreco facilities (all operating under the name of Marine Harvest since 2000), the low salmon price put margins under pressure across the board. In the meantime, salmon consumption is still showing considerable growth, increasing at a rate of approximately 20-25% in the United States and at approximately 5-10% in Europe. The wide availability of salmon, combined with its convenience and health characteristics, are major contributing factors. Over the past years, Nutreco as a salmon farmer has developed from being a supplier of whole fish to being a supplier of a complete range, from whole fish to numerous processed products.

The low salmon price put margins under pressure across the board

The wide availability of salmon, combined with its convenience and health characteristic

In Norway, where Nutreco accounts for 15% of production, volume also increased. Higher prices of raw materials, higher personnel charges and insurance premiums resulted in higher production costs. By supplying products with a greater added value, the margin is kept as stable as possible. Improving and streamlining the internal organisation in combination with cost control programmes had a favourable effect on the results. In Norway, the positive collaboration with a.o. the influential environmental organisation Bellona proceeded.

Chile, where Nutreco has a share of about 15%, also had a record output. This addition to the world production, in particular, was responsible for the sharp drop in prices. Production of the Nutreco facilities in Chile was up by 45%. Exports to the United States increased by 60%. A large proportion of this output is processed into products with a higher added value at the company's own facilities in Chile itself. These products include frozen, portioned fish and ready-made products for the retail trade.

In December 2001, Marine Harvest Chile was awarded a prize by the Universidad Austral in Puerto Montt for the best entrepreneurial results in the salmon farming industry.

The Scottish activities went through a difficult year. Nutreco has a production share of around 30% in Scotland and, consequently, was troubled by low salmon prices. Reducing operating costs helped offset part of the sharply lower income.

The industry, which is subject to increasingly restrictive government regulations, has been criticised, mainly by a few NGOs active in the area of nature preservation. The balance is redressed to some extent by the fact that various health institutions are recommending salmon consumption.

Despite a weak market, salmon farming activities in Ireland recorded excellent progress. The team has a large pool of know-how at its disposal, particularly in the area of smolt production and young salmon in the freshwater phase. About 10% of production now involves salmon farmed organically. Consumers easily recognise this product as it carries a quality label.

Production from the Nutreco activities in Canada increased by approximately 50%, at lower production costs owing to improved farming methods. Against the background of rising exports to the United States, Canada represents a rich potential, certainly when salmon prices regain a normal level. Investments in a company-owned salmon hatchery ensure the supply of smolt, which, besides better quality, also brings a reduction in costs. Aquaculture can count on great interest and support from the Canadian government. During the year under review, the director of the Nutreco operations received an award for sustainable aquaculture from the hands of the Minister of Fisheries and Oceans.

The first sales of farmed cod are expected in 2004

In 2001, following in the footsteps of the Scottish Nutreco operations, good progress was made in Norway with halibut farming, albeit not yet in commercially viable quantities. However, prospects are favourable. An important step had already been taken in 2000 with the start of cod farming by Cod Culture Norway AS, where Nutreco has a majority interest. In February 2002, the production facilities were put into operation. Developments are exactly on target, the first sales of farmed cod are expected in 2004. Against the background of great demand for cod and the limitation of wild cod catch, this is a cheering prospect.

FISH FEED

The volume of fish-feed activities rose substantially at nearly all Nutreco production sites owing partly to an increase in salmon production and partly to a growing customer base. The cost price rose as a result of the sharp price increases for the main raw materials: fish oil and fish meal. The negative effects were partly offset by further reductions in operating costs through enhanced efficiency at the plants and in the logistic chain.

Full traceability of all Nutreco-produced products ensures optimal transparency

Issues attracting a great deal of publicity were the possible presence of dioxins in feed, the use of genetically modified (GMO) raw materials and traceability (a feature that is being increasingly required). Nutreco is using an advanced rapid analysis method for screening feed and fish for undesirable substances and, through careful sourcing, is able to minimise the chance of any dioxins occurring in the feed. Further details on this matter can be found in the chapter entitled 'Production and Research'. Full traceability of all Nutreco-produced products ensures optimal transparency, so that any questions regarding the nature and origin of the raw materials and food safety for consumers can be answered unequivocally. As a result, Nutreco is able to supply customers, expressing a wish to that effect, with products that are guaranteed to have been produced from non-GMO raw materials.

Parallel to the highly improved and refined fish-farming techniques, fish-feed formulation, too, has undergone a rapid development. This was demonstrated by a major breakthrough: the development of a new type of easily digestible 'starter feed' for very young fry.

As a producer of salmon feed, Nutreco is world market leader

As a producer of salmon feed, Nutreco is world market leader with a market share of approximately 40%. The company's own farming activities use up around a third of the total output. The rest is sold on the free market, where Nutreco is a leading player.

Plants in the United Kingdom and Ireland experienced a sharp rise in demand, frequently outstripping immediate supply volumes. In contrast, in Norway, where Nutreco has the second largest market position (38% market share), growth in demand fell short of expectations. In that country each concession is tied to a maximum feed quota. During the year under review, the emphasis in the

Norwegian feed activities was placed on cost efficiency and improvement of the internal organisation. The Norwegian products are sold in Norway, Sweden, the Faeroe Islands, Denmark and Finland.

The plants in the United States and Canada benefited from the sharp rise in demand. In fact, the plants on the Canadian east coast even had to import products to meet demand. Nutreco is anticipating permanently greater demand and is investing in capacity expansion. The plants in Chile performed in line with the strong growth of salmon production.

Other farmed freshwater fish species are steadily gaining importance

As well as salmon feed, Nutreco manufactures feed for trout and other farmed fish species. In addition to popular freshwater fish, such as trout, other farmed fish species are steadily gaining importance. Good progress is also being made with the farming of large marine fish, which are raised from either the egg or the fry stage. Increasing numbers of species of marine fish can be farmed on an economically viable basis as a result of improved farming methods, Nutreco's feed expertise and the close collaboration between Nutreco and the farmers. Species such as sea bass and sea bream and a number of tuna varieties are now well past the experimental stage; others, such as turbot and halibut, have almost reached the stage at which they can be scaled up to a commercially interesting level. The first commercially farmed cod is expected to be harvested in 2004.

The production of the Nutreco plants specialising in feed for these other fish species, in the UK, France, Spain and Italy, rose by approximately 10%, with growth being fuelled in particular by the constantly growing market in the Mediterranean countries. The companies expanded in line with the market. In Japan, too, demand for these fish species is growing. Sea bass and sea bream did particularly well. There was some concern over pressure on prices as a result of low prices for trout on the Italian market, which depressed results somewhat. Still, volume continues to increase, a trend reflected by the new production facility commissioned in Spain in August.

AGRICULTURE

In 2001, activities in the area of fresh, value-added and convenience products for consumers and the industry were stepped up

Nutreco operates in two integrated meat chains, poultry and pig. Activities range from breeding and nutrition to meat processing. In 2001, activities in the area of fresh, value-added and convenience products for consumers and the industry were stepped up. In the area of broiler, layer, turkey and pig breeding, Nutreco ranks as one of the world's top players, occupying an essential position not only in its own chain, but also in that of many other companies.

Nutreco is also a leading producer of animal feed, holding substantial market shares in various animal husbandry segments. In Europe, pet and horse feed also constitutes a growing and profitable part of the business mix, while the special segment of organic feed is growing. In the highly fragmented compound feed market, Nutreco is European market leader with a share of over

ACTIVITY	BUSINESS UNIT	PRINCIPAL MARKETS	CHARACTERISTICS
POULTRY PROCESSING	Pingo Poultry	Benelux	Directed towards retail, industry and food service
	Sada/Agrovic	Spain	Fully integrated
PORK PROCESSING	Hendrix Meat Group	The Netherlands	Partnership with retail/food service Innovative response to consumer preferences
BREEDING	Hybrid Turkeys, Hendrix Poultry Breeders, Hypor, Hybro	Worldwide	Breeds selected for production efficiency, quality of the end product and vitality
PREMIXES, SPECIALITY FEEDS AND CONCENTRATES	Trouw Nutrition	Europe, North and Central America	Innovative: Greenline™ products (antibiotic-free)
COMPOUND FEED	Agri Feed Benelux	Benelux, Germany, Poland and Hungary	High-quality feed for pigs, ruminants, poultry and horses
	Nanta/Agrovic	Spain	Organic feed Synergy with premix and poultry processing (Sada)

4%. As a supplier of premixes and concentrates, the company has a European market share of approximately19%. Premix activities outside Europe, particularly in the United States, are also progressing very well.

The Agri market is strongly influenced by several important developments:

- Growing influence of consumers through retailers and food service companies.
- Greater focus on nutrition-related aspects such as traceability, food safety and animal welfare.
- Continuing rationalisation of animal husbandry, driven by both economic considerations and environmental policy.

Increased professionalisation

In agriculture as a whole and certainly in the chains in which Nutreco is operating, these developments are resulting in increased professionalisation. With its wide-ranging experience, strong R&D and solid internal quality systems, Nutreco can meet the new requirements presented by this development. Know-how and experience play a key role. As more and more aspects of animal husbandry and meat processing are now fully understood and brought under control, Nutreco is well placed to perform its role of advisor as well as being a supplier and buyer. While all activities of Nutreco are ultimately directed towards the production of food for human consumption, an important part of the attention is always focused on enabling farmers to produce in an efficient and safe manner. This does not only involve tangible products but also concepts and systems, such as innovative housing concepts and business management models.

MARKET PROFILE

- A stable but (in some areas) shrinking compound feed market.
- Growing premix, speciality feed and concentrate markets worldwide.
- Growing pork and poultry consumption worldwide.
- Rising prices of raw materials due in part to exacting quality requirements.
- Growing consumer concern over food safety.
- Demand for quality and traceability among retailers and consumers.
- Consolidation and further integration.

NUTRECO AGRICULTURE

(X EUR MLN)	2001	2000	1999	1998	1997
Net sales	2,581.4	2,164.5	1,910.4	1,841.4	1,633.2
Income from operations (EBITA)	98.7	43.1	47.4	53.5	42.2
Weighted average net capital employed	347.9	311.9	252.3	212.7	195.4
Return on weighted average capital employed (incl. goodwill)	28%	14%	19%	25%	22%



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MEAT PROCESSING AND MARKETING

After the acquisition of Ham Group in the Benelux and Agrovic in Spain, Nutreco has become an important player in Europe.

The poultry and poultry product market has fully recovered from the dioxin crisis and its aftermath in 2001. Particularly during the first three quarters of the year under review, demand for poultry and poultry products increased substantially in both Spain and in the Benelux countries.

Nutreco is placing emphasis on ready-made products for the consumer and food-service markets

With its activities in the poultry chain, Nutreco is market leader in Spain. Already integrated, Grupo Sada and Agrovic ranked first and second in the market until the acquisition. As a result of strong demand and the joining of forces, volume went up sharply. Nutreco achieved excellent results. To retain its edge, Nutreco is placing emphasis on ready-made products for the consumer and food-service markets. Chicken raised according to newly developed protocols and marketed under the brand name CUK is also a success in the Spanish market.

In the Benelux, Nutreco was able to reinforce its position in the poultry chain through the acquisition of Ham Holding, which provided better access to the Dutch retail market and generated several synergy and efficiency effects after the two companies were integrated.

Overcapacity in the processing facilities and the consequences of the foot-and-mouth disease crisis made 2001, on the whole, a difficult year for Dutch pork processors. Announced in 2000, the acquisition of Laurus' central meat-processing facilities was completed in the year under review. Nutreco has a preference for relationship with important retailers and is willing and able to tailor production fully to buyer preferences.

To keep the industry healthy, Dutch pork-processing facilities have since made plans to reduce slaughter capacity by a total of 18%. These plans are awaiting approval of the European Union.

BREEDING

Nutreco's breeding activities have been combined in Euribrid, which is now focusing on four specialities: broilers, layers, turkeys and pigs. Through intensive research, these activities, which operationally are organised as separate business units, are among the leading suppliers in the world, each having a strong market position. Following a sweeping reorganisation in 2000, all Nutreco breeding units showed highly improved results during the year under review.

Nutreco breeding units showed highly improved results during the year under review

Further expansion of the range of *broilers* and strong demand resulted in operation at full capacity. In combination with favourable prices this led to good results.

In the *layer sector*, Nutreco benefited from the improved and expanded gene pool, which, since the previous year, includes the material from Dekalb. This has resulted in further growth in market share and excellent results.

Turkey activities continued to grow. The cost basis was reduced, amongst other things by moving production operations from the United States to Canada. Nutreco has now also gained a position in the United States as a supplier of breeding stock.

After the reorganisation in 2000, *pig-breeding* results improved considerably. Efforts to expand market share in a number of important markets, such as Spain, Belgium, the Netherlands, Brazil and North America, were successful.

PREMIXES AND SPECIALITY FEEDS

The worldwide market for premixes and speciality feeds is still growing at an annual rate of about 3%. Growth is mainly attributable to an innovative and effective assortment, supported by excellent service. Particularly in such rapidly developing areas as South America and Asia, added value in the form of extra service is important. In more saturated markets, such as the United States and Europe, the emphasis is more on quality guarantees. Efficiency is an important basic condition for further development. A striking trend in several markets (including Germany, Spain, Poland and France) is the shift in the use of wholly factory-manufactured feed to home-mixed feed. To capitalise on this trend, Nutreco is switching to a two-channel type of distribution: the compound-feed-industry and the direct-sales-to-farmers. Not only will this result in an increase in volume and margin, but also in increased visibility of Nutreco for end users.

Worldwide market for premixes and speciality feeds is still growing at an annual rate of about 3%

With the acquisition of Ducoa, since renamed Trouw Nutrition USA, Nutreco took an important step on the way towards reinforcement of its position in the United States. During the year under review, Nutreco also acquired the Spanish firm of Tecna (an Agrovic subsidiary) and increased its stake in Sipesa Trouw Mexico to a majority interest. Collaboration between the companies already generated marked synergy benefits during the year under review.

Greenline™ products, a new generation of totally antibiotic-free alternatives to growth promoters used up until now, have gained steadily in importance. During the year under review, the Greenline™

product line for chicken, which had already been very successfully introduced on the West European market, was expanded with products for calves.

Nutreco is also placing particular emphasis on the segment of speciality feeds, such as pet food, which recorded healthy growth.

COMPOUND FEED

The positive developments

In 2001, compound activities showed a marked recovery compared with 2000. In particular the positive developments in the Benelux, owing to the relatively favourable market trend and the effect of reorganisations, resulted in a sharp rise in profitability. The activities in Spain again realised higher sales and a better margin.

BENELUX

In the Dutch market, sales of feed for pigs, ruminants and poultry showed the effect of the reduction in animal populations. Faced with this shrinking volume, Nutreco aims to maintain an optimum margin by providing products and services with a higher added value. Here consultancy, often combined with advanced feed concepts, has been opted for as the way forward. Both enable farmers to produce more efficiently whilst reducing pressure on the environment. With its long-standing record in the area of traceability and quality, Nutreco occupies a strong position in these activities. In 2001, owing to improved efficiency and the shrinking market, Nutreco closed one of its Dutch feed plants.

The horse feed market is developing well. With the Stimulan brand, Nutreco is market leader in the Benelux.

Demand for organic feed increased during the year under review, particularly in the Netherlands and Germany. This market is still small and it will take a considerable length of time before the sale of organic meat becomes substantial. However, strong support from the government and the highly publicised introduction of this type of meat by major supermarket chains might prompt accelerated acceptance of this generally more expensive meat. Demand for organic vegetables and fruit, also, only developed gradually. Nutreco considers the organic meat market to be attractive and will continue to take an active part in its development.

Similarly in Belgium, where Nutreco took over Voeders Haeck in 2000, the animal feed market is shrinking, partly reflecting more restrictive government regulations. Nutreco sales almost stabilised. Owing to the transparent purchase of raw materials and external certification, the Belgian Nutreco firms were able to meet demand for non-GMO feed. The business units were also closely involved in finding sustainable solutions to the manure problem.

SPAIN AND PORTUGAL

Nutreco leads the mature Spanish compound feed market. During the year under review, Nutreco's compound feed activities managed to record further substantial growth, partly organic, partly as a result of the integration of Agrovic, which had been acquired in 2001.

In Segovia, Piensos Nanpro, a joint venture of Nutreco's Spanish compound feed company Nanta and Prosepor, commissioned a new plant. The plant was fully operational by April. Following the reorganisation of the production capacity, Nutreco now has an efficient network of fifteen plants on the Iberian Peninsula, capable of serving virtually the whole of Spain and Portugal. The Spanish market, too, experienced the effects of BSE, foot-and-mouth and swine fever, though they had a less dramatic effect than elsewhere in Europe.

As in 2000, the production of pet food in Spain exhibited strong growth.

OTHER COUNTRIES

Nutreco's compound feed activities in France were terminated. The sale of the last two plants was finalised at the beginning of 2001.

The focus in the Hungarian activities, acquired in 2000, shifted from compound feed to speciality feeds and premixes. Compound feed and premix activities in Hungary and Poland are being organised within one company. In Poland, too, the emphasis is on speciality feeds, concentrates and premixes.

Food safety incidents make a deep impression, not only on consumers, but also on governments and the industry. It is understandable, therefore, that food safety has become such a prominent issue in the western world. Since consumers are realising that the food they eat is the end of an often-long chain of raw materials and processing, such words as dioxin, BSE and salmonella have taken on an additional significance. While animal diseases such as swine fever and foot-and-mouth do not in themselves pose a direct threat to public health, they do affect the choices made by consumers.

These developments are not new to Nutreco. A producer of food for human and animal consumption, Nutreco has been closely involved for many years in measures that should guarantee the safety of the products delivered. But consumers, and, on behalf of them, the buyers of Nutreco's products, are asking producers more and more urgently for openness about the products and processes and the attendant safety aspects.

Nutreco is totally dedicated to sustainable enterprise

Nutreco, which considers quality as one of its core values and is totally dedicated to sustainable enterprise, aims to play an active role in this discussion. This will be through greater transparency, for consumers as well as for action groups and interest groups concerned with the subject. Also, Nutreco will be proactive where food safety is at stake, often in combination with related topics such as animal welfare and the environment. Issues addressed involve such areas as legislation, innovation networks, knowledge management, internal and external communication and — last but not least — continuous improvement within the company itself, such as a complete system of tracking & tracing throughout the entire chain.

Nutreco's intensive involvement in different food production chains is of great importance. The know-how and experience gained within Nutreco can be applied throughout the chain. Equally, Nutreco receives the signals and stimulation to find new solutions, with consumers being the number-one consideration at all times.

Nutreco's views on food safety are laid down in the company's corporate strategy. Formulated within the context of the health, safety, environmental and quality policies, the 'Nutreco Credo' reads as follows:

Nutreco accords the highest priority to the production and supply to the consumer of food and food products that are safe, healthy and nutritious. These products will be provided at a fair price, in a sustainable manner and with appropriate verification. Nutreco will contribute to this objective at every point in the food value chains where it is active and, through these contributions, will seek continuous improvement. In fulfilling its objective, Nutreco will respect the different opinions and stimulate dialogue with all stakeholders.

TECHNOLOGY AND NATURE

Nutreco is closely involved in the developments in Agriculture and Aquaculture, in both the technological and scientific area, and in animal care and farming methods.

Attention to nature, animal welfare and consumer health go very well together with modern technology

The scale of the enterprise and its resulting capability in the research and development enable Nutreco to make a substantial contribution to scientific and technological progress.

In daily practice, Nutreco proves that attention to nature, animal welfare and consumer health go very well together with modern technology.

FISH FEED

In 1958, the Nutreco company Skretting, was one of the first producers of dry fish feed. Dry feed, today available in the form of extruded pellets of various sizes, is easily dispensable, also in automated feeding systems. The lightweight pellets slowly sink so that each pellet can be spotted and eaten by the fish. If the dosage is right, almost no feed will reach the cage bottom. Modern fish feed is exactly formulated for each growth phase of the fish, so that nearly all substances are converted into energy and growth.

FISH FARMING

Although, since the early eighties, the background level of dioxins and PCBs has fallen sharply, these substances are present throughout the environment, including the oceans. And while the presence of such contaminants in food articles always involves only minute traces (measured in picogrammes), the phenomenon nevertheless draws much attention. Nutreco has been closely monitoring the possible presence of these undesirable substances with state-of-the-art, rapid-analysis (DR-Calux) equipment, thus ensuring that their levels do not exceed the permitted maximum values proposed by the European Union. The levels found are comparable to those found in wild salmon. Nutreco is making every effort to reduce the presence of dioxin, by buying raw materials (fish meal and fish oil) originating exclusively from fishing grounds where pollution is minimal, and by constantly monitoring the feed used. Nutreco has also formulated fish feeds in which vegetable oil is used as a substitute for part of the fish oil.

Fish feeds in which vegetable oil is used as a substitute for part of the fish oil

PREMIXES

Premixes play a key role in the development of modern feed systems. They consist of carefully balanced micro-ingredients, such as vitamins and minerals, which normally are present in natural nutrition, but not always in the proportions needed for optimum health and vigour. Greenline™ is an important feed concept from Nutreco. It makes use of a series of natural ingredients that are used as alternatives to antibiotic growth promoters.

POULTRY

Poultry production has been highly rationalised. The poultry industry runs a tight planning from egg to finished product. When the egg is laid, it is often known almost to the day when the animal will be slaughtered and processed.

Current breeding and farming methods are not only focusing on obtaining as much meat as possible in as short a time as possible; taste and texture are equally important, as they constitute a basis of consumer demand for meat of chickens that have been raised in an ecologically sound manner. On average it takes a few weeks longer for such chickens to reach the weight at which they are slaughtered. Nutreco will soon launch a breeding line of chickens for raising in this way.

PORK

Has been closely involved in the development of new housing concepts that provide substantial improvements in both animal welfare and environmental integrity

Intensive animal husbandry, particularly in such densely populated countries as the Netherlands and Belgium, has reached at the limit of the available capacity for some time now. This is why animal populations in these countries have been reduced substantially. Parallel to this, there is growing attention on the way animals are kept, both in view of the impact on the environment and animal health and welfare. Owing to the many contacts the company has with livestock farmers through the supply of compound feed, Nutreco has been closely involved in the development of new housing concepts that provide substantial improvements in both animal welfare and environmental integrity.

RESEARCH & DEVELOPMENT

AQUACULTURE

The fact that Nutreco is active throughout the value chain brings with it marked advantages for research

Research in the business stream of Aquaculture is concentrated at the Aquaculture Research Centre (ARC), in Stavanger (Norway). ARC specialists are collaborating closely with various Nutreco companies that produce fish feed or are engaged in fish farming and further processing. The fact that Nutreco is active throughout the value chain brings with it marked advantages for research. During the year under review, feed formulas were created that fully meet the much more stringent standards expected to be introduced by the European Union in the near future.

An important part of the research objective is to understand the causes of animal diseases, so that they can be combated and prevented, preferably through dietary changes. During the year under review, researchers made excellent progress in research projects targeting a number of fish diseases that occur both in Chile and Norway.

New insights into formulation resulted in new fish feed formulations that were introduced in Chile (for salmon) and in Norway (for rainbow trout) in 2001. Nutreco also introduced Sanostim; a speciality feed containing natural substances that stimulate the immune systems of the fish. The resulting improved condition enables the fish to withstand stress more easily.

During the year under review, research into the substitution of fish oil in feed, without affecting the taste or physiological characteristics of the fish, was intensified. The reasons for undertaking the research were, amongst other things, the risk posed by the presence of dioxin in fish oil, but also the possible scarcity that could arise if fish farming operations were to increase on a large scale. The experience gained by ARC in research over the past six years has resulted in the development of feed in which fish oil is partly substituted by vegetable oil. Fish fed on this type of feed are comparable in every respect with salmon that are fed in a traditional way. This includes the content of omega-3 fatty acids, which play an important role in the prevention of cardiovascular disease.

The development of a new revolutionary starter feed for very young marine fish fry, including bass, bream and cod, signalled an enormous leap forwards. The stage at which the fish, after depletion of the yolk sac, must start to eat independently is regarded as a highly critical phase during which the presence of the right type of easily digestible feed is essential to survival. This feed replaces Artemia, a microscopically small and (during transport) highly vulnerable crustacean. Apart from the availability of new starter feed, cod farming also received a strong impetus from advanced research into the formulation of feed specially targeting characteristics that distinguish cod from salmon.

A new starter feed for salmon was also introduced. This feed, featuring a range of characteristics that make it attractive to young fish, is produced at a special new Nutreco plant at Vervins (France) on the basis of a 'cold-extrusion' process, which preserves heat-sensitive substances better whilst optimising digestibility.

AGRICULTURE

Nutreco is increasingly focusing on the totality of the various stages of the value chains in which the company is operating. Consequently, optimisation of these stages has also become an important research objective.

Optimisation of these stages has also become an important research objective

An interesting new development in research is the huge amount of data becoming available on the 'genomes' of countless organisms, the genetic blueprint for their particular characteristics. Together with a large number of external partners, Nutreco's Breeding Research Centre (BRC) is conducting large-scale research on the possibilities of applying the information available on various species to other animal species. In this connection, the BRC is targeting those species that Nutreco's breeding operations are focused on.

In Spain, a series of programmes was started aimed at producing high-quality chicken, raised under ecologically optimal conditions.

The Swine Research Centre (SRC) and the Poultry Research Centre are collaborating in research on a range of additives that naturally support the intestinal health of young animals. These additives are marketed in combination with advice on their correct and efficient use in feed. Trouw Nutrition's Greenline™ programme uses these ingredients to replace antibiotic growth-promoters in pig and poultry feeds.

Research into feed for young animals has produced several new insights into methods that will enrich Nutreco's range of products and services. The SRC has applied this knowledge to the nutritional needs of pigs in a new feed line for piglets during the first days of their life.

As taste has been found to be an expedient means to regulate the feed intake of pigs, the SRC has developed a 'taste index', which can be used in the formulation of speciality feeds.

SRC, in collaboration with Hendrix UTD, had a remarkable success with the development of an advanced feed system for pigs in group accommodation. The pig is recognised and assessed at the feeding station through, amongst other things, a video system. With the data (including visual information) on weight, physical condition, growth and meat value, the system can tailor the feed dosage to the needs of each individual animal, thus preventing overfeeding. The system facilitates the switch from individual accommodation to group accommodation, a development that is part of the package of government measures aimed at improving the welfare of sows.

There is growing insight into the way in which meat quality for specific market segments may be determined by using different breeding and feeding strategies. Hendrix Meat Group is using this information, amongst other things, for optimising the recently introduced organic pork chain.

During the year under review, the Ruminant Research Centre (RRC), Wageningen Agricultural University and Research Centre, and the Agricultural Research Institute ID-Lelystad completed a long-term study into the optimisation of feed rations and feed composition where the effect is highly predictable. The enhanced feed efficiency will result in a considerable reduction in the mineral load and the resulting impact on the environment. The RRC also developed a new, innovative concept for feeding cows during the calving period. The new product can help prevent a number of potential problems in the metabolism of the mother animal during the early lactation period.

At the Poultry Research Centre (PRC) in Spain, Nutreco developed a new speciality feed for chicks to optimise their condition during the first few days of their life. Amongst other things, the feed helps the chicks retain sufficient fluid to avoid dehydration during transport. The collaboration in this project between the PRC and business units in both agriculture and aquaculture is characteristic of the synergy built up within Nutreco. It has resulted in a feed with optimised form and composition, using specific experience in the different subsidiaries.

The PRC is closely involved in the development of programmes for the production of organic broilers. This involves the selection of the best types of chicks, feeding programmes and care for an optimum result meeting the most exacting standards of ecological production.

It is Nutreco's ambition to play a positive role in society, in the knowledge that this is also a prerequisite for its own continuity

It is Nutreco's ambition to play a positive role in society, in the knowledge that this is also a prerequisite for its own continuity. This ambition brings together a variety of functions: the company as employer, as economic factor, as player in the natural environment and as trusted supplier of food.

Nutreco ensures that its work processes are fully consistent with these functions and sometimes takes further responsibility to pursue activities of a public-service nature. These may be highly diverse, ranging from sponsoring school projects to providing advice and practical assistance or ecological research. It is up to the operating companies to initiate such initiatives, ensuring that they tie in with the needs and customs of the country and culture involved.

Sustainable production of safe food articles

In its daily activities, Nutreco is connected with nature in every conceivable way and is a strong advocate of sustainable enterprise. Nutreco therefore aims to make its know-how and experience available to determine, together with fellow producers, centres of expertise, governments and customers, what exactly constitutes sustainable production of safe food articles.

Annual Social and Environmental Report

This annual report touches only briefly upon Nutreco's role as an employer and its responsibility for health, safety, the environment and quality. Much more information on these subjects may be found in the Annual Social and Environmental Report.

HUMAN RESOURCES AND ORGANISATION


GEOGRAPHIC BREAKDOWN OF EMPLOYEES
Chile 17% 2,174
Canada 4% 446
The Netherlands 21% 2,676
France 2% 281
Norway 9% 1,206
Other countries 9% 1,214
Spain 23% 3,014
UK 8% 1,018
Belgium 7% 905

In 2001, the number of Nutreco employees rose from 10,990 to 12,934 (in full-time equivalents). Most of them (over 78%) are working in the five major countries of operation: Spain, the Netherlands, Chile, Norway and the United Kingdom. Over three quarters of the employees work at animal feed plants, fish farms and at meat- and fish- processing facilities. The latter category, in particular, involves highly labour-intensive activities. Due to the rapid growth of the Spanish and Chilean operations, close to half of Nutreco employees speak Spanish as their native language.

Staff turnover has increased from 12% to 14% worldwide, across all activities, and including temporary staff. This was mainly caused by a rise in processing activities. In staff jobs the turnover amounted to 8%. Among the generally young, promising employees who take part in Nutreco's training programmes, staff turnover was limited to 6%. In 2001, absence due to illness amounted to 4.6% (2000: 4.5%) for the whole of Nutreco.

In 2001, Nutreco had 3,396 female employees, 1,059 of whom were white-collar workers. While Nutreco attracts much female talent and notwithstanding good career starts in most cases, the number of female employees going on to important management positions is still too limited, which is due to a variety of causes. An average Nutreco employee was 36 years old and has done seven and a half years' service. 13% of the employees completed HBO (higher professional education) or university studies.

With its international spread and decentralised organisation, Nutreco benefits from the system of international rotation of management. Currently about a third of the managers lived or worked abroad at one point during his or her career. The aim is to increase this proportion even further through a strong sense of involvement of the business management with Management Development activities. According to Nutreco's strategic management planning, two thirds of the senior management are to be recruited from within the company. To support this, Nutreco organises at the corporate level several training and development programmes where promising young managers can gain learning experiences that they will not or are unlikely to have exposure to locally.

PERFORMANCE MANAGEMENT

Variable remuneration components

Within Nutreco, job performance assessments of employees are linked to clear and challenging objectives. Where they are measurable and susceptible to the employee's influence, these objectives are linked to variable remuneration components. Clear and fair feedback regarding the support of senior staff in achieving results is at the heart of performance management.

INTEGRATION

Nutreco's swift growth, amongst other things through various acquisitions, necessitates frequent integration processes. This, too, has been a learning process for the company. For instance, it has been found that, when combining two organisations, it is important that decisions about the filling of positions are swift, adequate and fair. Close collaboration with the local staff representatives is also important.

FOCUS ON CONSUMERS

New competences

The increased focus on consumers and the greater emphasis being placed on customer relations meant that Nutreco had to attract new competences in a large number of positions. For instance, during the year under review, Nutreco attracted experienced employees in the area of marketing and sales and new competences in the area of information technology, amongst other things for operating the traceability systems in the food chain. New know-how and experience were employed in the area of food safety and issue management.

Reorganisations also took place within the business groups, amongst other things in order to focus more clearly on the various chains, for instance at Pingo Poultry and Hendrix Meat Group, where separate flows for retail, industry and food services were instigated.

The activities close to the consumer level, notably meat and fish processing, are characterised by many labour-intensive processes that are often monotonous. At the local level, many initiatives are being pursued, such as multiskilling and task enrichment, in order to keep staff motivation high against the background of an increasingly tight labour market.

CONSULTATION

Consultations are held twice a year between the Chairman of the Executive Board and thirteen employee representatives from nine European countries. Issues, such as the company's international strategy, structure and organisation, are discussed in detail. Managers meet once a year at the management conference, which in 2001 was held with great success in Bergen (Norway).

HEALTH, SAFETY, ENVIRONMENT AND QUALITY

The same basic principles apply to all Nutreco operations alike

At Nutreco, health, safety, the environment and quality are consistently bracketed together and referred to as some of the most important aspects of the company's business management. The reason is that they are closely interrelated and together make up an important part of the corporate foundation. The fact that every section of the Nutreco organisation engages in activities involving stages of the food production chain makes a sound policy in respect of these areas all the more important. While final responsibility is borne by the senior management level, Nutreco considers this policy, referred to as the 'HSEQ policy', to be an important fundamental responsibility of the (line) manager.

In this regard, Nutreco takes the view that good HSEQ results are closely bound up with responsible, efficient and effective management. In respect of its HSEQ policy, Nutreco does not make any distinction between countries or situations. The same basic principles apply to all Nutreco operations alike.

A new HSEQ policy declaration and a Credo

In 2001, Nutreco drafted a new HSEQ policy declaration in order to underline once more the existing policy. Nutreco also formulated a Credo, in which its principles are clearly laid down. This credo distinguishes five important basic areas: food safety and quality, corporate health and safety, the environment, animal welfare and the society in which Nutreco is operating.

HSEQ SYSTEM

To ensure that all Nutreco operations do actually meet Nutreco's policy, audits and inspections are carried out regularly, the results are discussed in detail with the managers responsible. The audits are entirely separate from the inspections and audits carried out by the various certificating or regulating institutions and customers and they use the Nutreco-developed HSEQ system, which has been in operation for over a decade. The system covers the whole range of relevant subjects: from fire safety, ergonomics, machinery protection and environmental emissions to emergency plans and order and neatness.

Despite the company's strong growth during the past few years, the results of the audits and inspections for 2001 show consistent improvement in the great majority of items.

The results of the audits and inspections for 2001 show consistent improvement in the great majority of items

HEALTH AND SAFETY

Throughout its history, Nutreco has systematically collected data on lost time incidents, their frequency, lost working hours and absenteeism. Besides providing an insight into the situation, this also enables the company to make comparisons with other companies and to set targets for improvement. In 2000, a considerable amount of new data, now also pertaining to food safety, environmental aspects and social factors, was added to this existing collection. The results of these reports have been laid down in the Annual Social and Environmental Report 2000, but also constitute the basis for benchmarking performance, thus providing effective management tools for implementing HSEQ policy.

While improvements are continually made in the area of safety at the facilities and in working conditions, the number of workplace-related accidents is relatively high. In 2001, accident frequency (LTI) stood at 46,4, up 27% from the 2000 figure. The number of LTIs is a matter of concern for Nutreco and it is being addressed. More information can be found in the 2001 Social and Environmental Report.

ENVIRONMENT

Nutreco regards protection of the environment as an essential factor in the sustainable form of business the company has opted for. Nutreco has two roles with respect to the environment: on one hand it is a responsible producer aware of the impact of its operations on the environment and, on the other, it is a centre of expertise in technology and processes that help minimise environmental impact. For Nutreco as a producer, energy consumption, soil and water pollution and odour emissions are particularly important. Harmful or noxious emissions, particularly from

Environmental considerations are important factors in decisions on acquisitions processing facilities and feed plants, are prevented through the use of wastewater purification plants and odour-control equipment, both mostly under the company's own management. Environmental considerations are important factors in decisions on acquisitions.

Consideration for the environment also has a key role in the development and marketing of products and services. In many cases products — and the way in which they are used — are found to have an impact on the environment. With feed exactly formulated for an animal's specific growth phase, the quantity of excreted phosphate and nitrogen can be drastically reduced. And in salmon farming, by using feed pellets that sink slowly, the build-up of feed remnants beneath the cage bottom and any resulting problems are avoided. Nutreco products and production have many such examples.

QUALITY

Quality level is usually superior to the industrial average

To Nutreco there are numerous aspects to quality. The end products, production methods and processes meet the company's self-imposed tough standards that enable Nutreco to supply customers and consumers with products of consistent, high quality. All Nutreco business units use quality systems, mostly ISO, GEM, IKB, GMP, GMP^+, HACCP or QACCP quality certification. Owing to the stringent quality requirements observed by Nutreco, regardless of location, the quality level is usually superior to the industrial average.

In 2001, these systems served as the basis for the development of a new system, NuTrace

In addition to quality that can be measured objectively, Nutreco also focuses on the perception of quality by consumers. In this regard a strong emphasis has recently been placed on food safety and traceability. Tracking & tracing methods that enable the company to determine quickly the origin of all processed materials have been internally in use for many years now. In 2001, these systems served as the basis for the development of a new system, NuTrace, which can also be used for external purposes. It has since been tested in two pilot projects and will be introduced in stages in the rest of the organisation.

Intense interest in the Nutreco-organised congress in Madrid

Concern over food safety also showed in the intense interest in the Nutreco-organised congress in Madrid hosted by the Spanish Fundisa foundation, where 267 international scientists and representatives of the government and the corporate world discussed the issue. The congress underlined the efforts undertaken by Nutreco in regard of this sensitive but extremely important subject.



STUDENT IN MA[illegible] SPAIN



Preparing a chicken meal for friends, every cook — highly skilled or just a beginner — relies on specialists throughout the food value chain to provide a safe, nutritious and appropriate product.

The process begins in the research and development laboratories where, for example, new feeds are developed to improve the health and growth of chicks. Other researchers provide better-adapted breeds and a choice of production protocols. All are helping to bring the consumers a choice of products to meet their culinary and personal preferences.

Nutreco Poultry Research Centre

Casarrubios

Spain



ACCOUNTING POLICIES USED FOR THE CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATION

The consolidated financial statements include Nutreco Holding N.V. (the "Company" or "Nutreco" and together with its subsidiaries the "Group") and the group companies in which Nutreco holds, directly or indirectly, more than 50% of the voting capital or in which Nutreco, effectively exercises management control. The assets, liabilities and results of these companies are fully consolidated. Joint ventures, in which Nutreco does not have management control, but can, based on a joint venture agreement, appoint or discharge more than half of the management, are proportionally consolidated. Minority interests in the Group's equity and income are stated separately. Inter-company transactions and balances are eliminated in consolidation.

The results of companies acquired in the course of the year are incorporated into the consolidated profit and loss account from the date of completion. Results of companies sold are included in the accounts up to the date of completing the sale. A list of affiliated companies, drawn up in conformity with Book 2 of the Dutch Civil Code, articles 379 and 414 has been filed at the Chamber of Commerce in 's Hertogenbosch.

As the financial data of Nutreco Holding N.V. are included in the consolidated financial statements, the profit and loss account of Nutreco Holding N.V. is condensed in conformity with Book 2 of the Dutch Civil Code, article 402.

ACCOUNTING CHANGE

Starting 2001 Nutreco changed the accounting for non-refundable dividend taxes. Prior to 2001 Nutreco took into account in the determination of provisions for deferred taxes the non-refundable dividend taxes to the extent that earnings were expected to be distributed by affiliated companies. As of 1 January 2001 the non-refundable dividend taxes are accounted for when dividends are distributed. The provision for non-refundable dividend taxes as at 31 December 2000, amounting to EUR 10.7 million, has been transferred to equity as at 1 January 2001.

TRANSLATION OF FOREIGN CURRENCIES

Commercial transactions expressed in foreign currencies are stated in the accounts of the local companies at the relevant daily rates or at forward rates when forward contracts have been concluded in connection with those commercial transactions.

Balance sheet items in foreign currencies are translated into euros at exchange rates as at the balance sheet date or at the contracted forward rate when the exchange risks relating to the relevant receivables and liabilities have been hedged through forward contracts. In the profit and loss account foreign currencies are translated into euros at average exchange rates.

In general, exchange rate differences are taken to the profit and loss account except for differences arising from translation of the equity invested in foreign group companies. These are taken to other reserves. As a consequence, all foreign subsidiaries are treated as a foreign entity. Exchange rate differences arising from foreign currency loans, in so far as such loans hedge the currency exchange risks associated with foreign group companies, are also taken to other reserves.

The principal exchange rates against the euro (EUR) used in the balance sheet and profit and loss account are:

(EUR)	BALANCE		PROFIT & LOSS ACCOUNT	
	2001	2000	2001	2000
Dutch guilder per 100	45.38	45.38	45.38	45.38
Belgian franc per 100	2.48	2.48	2.48	2.48
Canadian dollar per unit	0.70	0.71	0.72	0.73
Chilean peso per 10,000	16.96	18.50	17.50	20.06
German mark per 100	51.13	51.13	51.13	51.13
Spanish peseta per 100	0.60	0.60	0.60	0.60
French franc per 100	15.25	15.25	15.25	15.25
British pound sterling per unit	1.63	1.59	1.61	1.64
Irish punt per unit	1.27	1.27	1.27	1.27
Italian lire per 10,000	5.16	5.16	5.16	5.16
Norwegian krone per 100	12.53	12.10	12.42	12.32
US dollar per unit	1.12	1.06	1.11	1.08
Australian dollar per unit	0.57	-	0.58	-

PRINCIPLES OF VALUATION OF ASSETS AND LIABILITIES

The principles of valuation of assets and liabilities and determination of income used in the consolidated financial statements are based on historical cost.

INTANGIBLE FIXED ASSETS

Goodwill related to the acquisition of participations is determined as the difference between the amount paid and Nutreco's share in the fair value of the acquired identifiable assets and liabilities at the time of acquisition.
Starting 1 January 2000 paid goodwill from acquisitions is capitalised and amortised over the expected economic life with a maximum of 20 years on a straight-line basis. Before 2000 goodwill paid was directly charged to equity. Goodwill related to contractual arrangements of acquisitions prior to 1 January 2000 is still charged directly to equity.
As of 1 January 2000 purchased fish concessions, which are freely transferable, are capitalised at fair market value upon acquisition and amortised on a straight-line basis over the estimated useful life, which is stated at 40 years. These concessions are (in)directly transferable to third parties.
In accordance with applicable accounting rules intangible fixed assets are subject to impairment testing. Impairment losses are recorded whenever required.

TANGIBLE FIXED ASSETS

Tangible fixed assets are valued at cost less depreciation calculated on the straight-line method based on the estimated useful lives of the related tangible fixed assets. The following table presents the estimated useful lives:

Buildings	10-40 years
Machinery and installations	3-10 years
Other tangible fixed assets	3-10 years

Impairment testing is performed whenever required.

FINANCIAL FIXED ASSETS

Investments in non-consolidated companies, in which the Company exercises significant influence, are stated at the amount of Nutreco's participation in shareholders' equity. The shareholders' equity of non-consolidated companies is revised to conform to the extent possible to the Nutreco principles of valuation. Loans to non-consolidated companies are carried at nominal value less such provisions as are considered necessary. Other financial fixed assets are stated at nominal value, at cost, or at lower market value.

INVENTORIES

Inventories are stated at the lower of cost or net realisable value. The cost of the finished product, defined as the direct manufacturing cost including the variable overhead costs related to the stage of production, is determined by the first-in first-out (FIFO) method. Provisions are made for obsolescence. The cost of livestock includes all variable costs related to livestock, taking account of the age of the animals. This mainly includes feed cost. Normal mortality of animals is also taken into account.

RECEIVABLES

Receivables are stated at nominal value less an allowance for possible uncollectable accounts as considered necessary.

CASH AND CASH EQUIVALENTS

Cash and cash equivalents are carried at nominal value.

PROVISIONS

Provisions are recorded when it is probable that a liability has been incurred, and the amount involved is reasonably estimable.

Provisions are stated at face value, except for provisions in respect of pension obligations and such other obligations, which are generally calculated on an actuarial basis. Provisions for deferred taxes are based on timing differences between the valuation of assets and liabilities for accounting purposes and the valuation for tax purposes, at current rates.

LONG-TERM AND SHORT-TERM DEBT

Long-term and short-term debt are stated at face value.

PRINCIPLES OF DETERMINATION OF INCOME

The determination of income is closely associated with the valuation of assets and liabilities. In addition, the following principles are observed in the preparation of the profit and loss account:

- Net sales is defined as the revenue from the sale and delivery of goods and services, net of rebates, discounts, and similar allowances, and net of sales tax.
- Cost of the net sales comprises the manufacturing cost of the goods and services sold and delivered, and any inventory write-downs to lower net realisable value. Manufacturing cost includes such items as:
  - the cost of raw materials and supplies and inbound freight;
  - for livestock the direct production costs and the variable overhead costs.
- Cost of research and development is charged to the profit and loss account as incurred and is included in other operating expenses.
- Costs of currency and interest rate swaps are included in the profit and loss account under financial income and charges.
- Taxation comprises both current and deferred taxes. Tax benefits are only recognised to the extent that it is probable that they can be offset against future taxable profits.
- Share in results of non-consolidated companies consists of Nutreco's share in results of these companies and interest on loans granted to them, taking into account the related taxation.
- Minority interests represents the share of profits and losses attributable to other shareholders.

CONSOLIDATED BALANCE SHEET
(AFTER PROFIT APPROPRIATION)

ASSETS

[illegible]	NOTE	31 DECEMBER [illegible]	[illegible]
Fixed assets			
Intangible fixed assets	(1)	392.8	345.8
Tangible fixed assets	(2)	576.3	443.6
Financial fixed assets	(3)	41.6	28.2
		1,010.7	**817.6**
Current assets			
Inventories	(4)	384.1	318.9
Receivables	(5)	561.9	523.1
Cash and cash equivalents	(6)	40.8	31.2
		986.8	**873.2**
		1,997.5	**1,690.8**

LIABILITIES

[illegible]	NOTE	31 DECEMBER [illegible]	[illegible]
Shareholders' equity	(7)	665.5	564.1
Minority interest		24.0	18.4
Provisions	(8)	97.6	134.1
Long-term debt	(9)	439.9	357.1
Short-term liabilities	(10)		
▹ interest bearing debt		78.8	39.9
▹ non-interest bearing debt		691.7	577.2
		1,997.5	**1,690.8**

CONSOLIDATED
PROFIT AND LOSS ACCOUNT

(X EUR MLN)	NOTE	2001	2000
Net sales	**(12)**	**3,835.3**	**3,125.9**
Cost of sales		2,775.4	2,244.5
Gross margin		**1,059.9**	**881.4**
Personnel costs	(14)	394.2	289.1
Amortisation of intangible fixed assets		5.2	0.6
Amortisation of goodwill		12.8	1.3
Depreciation of tangible fixed assets		88.2	66.5
Other operating expenses		395.7	389.0
Operational expenses		**896.1**	**746.5**
Income from operations (EBIT)		**163.8**	**134.9**
Financial income and charges	(16)	-37.9	-13.1
Income before tax		**125.9**	**121.8**
Taxation	(20)	-30.5	-32.3
Share in results of non-consolidated companies		2.7	1.7
Income after tax		**98.1**	**91.2**
Minority interest		-6.5	-0.3
Net income		**91.6**	**90.9**

Net income		91.6	90.9
Dividend on cumulative preference shares	(18)	-4.7	-4.7

Net income available to holders of ordinary shares		86.9	86.2

Basic earnings per ordinary share (EUR)	(19)	2.67	2.92
Diluted earnings per ordinary share (EUR)	(19)	2.56	2.81

CONSOLIDATED CASH FLOW STATEMENT

[illegible]	[illegible]	[illegible]
Income from operations (EBIT)	163.8	134.9
Depreciation and amortisation	106.2	68.4
Earnings before interest, tax, depreciation and amortisation (EBITDA)	**270.0**	**203.3**
Changes in provisions	**-56.1**	**-2.7**
Changes in:		
Inventories	-26.5	14.0
Receivables	-16.7	-35.5
Short-term liabilities other than loans, bank overdrafts income taxes and interest	46.9	77.9
Changes in working capital	**3.7**	**28.4**
Cash flow from business operations	**217.6**	**229.0**
Interest received/paid	-32.7	-11.6
Income taxes paid	-47.4	-16.0
Dividends received	2.0	0.4
Minority interest	-2.6	1.1
Net cash from operating activities	**136.9**	**200.7**
Additions of tangible fixed assets	-146.8	-104.1
Disposals of tangible fixed assets	7.5	5.5
Additions of intangible fixed assets	-1.7	-3.8
Disposals of intangible fixed assets	0.3	0.2
Acquisition of group companies	-169.4	-492.1
Divestment of group companies	109.5	-
Additions of financial fixed assets	-7.2	-7.5
Repayments on financial fixed assets	3.8	2.7
Net cash used in investing activities	**-204.0**	**-599.1**
Issuance of share capital	3.8	138.6
Proceeds from loans and short-term bank liabilities	86.6	274.8
Dividends paid	-13.5	-11.5
Net cash from financing activities	**76.9**	**401.9**
Translation differences on cash and cash equivalents	-0.2	-
Net cash flow	**9.6**	**3.5**

GENERAL

Changes in consolidated interests

A summary of the most significant acquisitions and divestments during 2001 is given below:

- a 100% interest in the Benelux poultry processor Ham Holding B.V. This acquisition was completed in March 2001. The purchase price was EUR 38.9 million.
- a 100% interest in the Norwegian salmon production activities of Sandvold AS. This acquisition was completed in March 2001. The purchase price was EUR 11.7 million.
- a 100% interest in the American premix activities of Ducoa LLC. This acquisition was completed in March 2001. The purchase price was EUR 47.8 million.
- a 100% interest in the Australian salmon feed business of Pivot Aquaculture. This acquisition was completed in April 2001. The purchase price was EUR 35.5 million.
- the activities of the Dutch central meat processing operations, for the processing and packaging of fresh meat of Laurus N.V. This acquisition was completed in May 2001. The purchase price was EUR 8.0 million.
- a 100% interest in the Spanish poultry company Agrovic, with own production of compound feed and premix. This acquisition was completed in May 2001. The purchase price was one Spanish peseta.

In January 2001 the 100% interest in Prévital Nord S.A. and Prevital Normandie S.A., two compound feed factories in France, were divested. The sales price was EUR 4.9 million.

In November 2000 Nutreco Holding N.V. and Norsk Hydro ASA announced that they had completed the transfer of the Hydro Seafood activities of Norsk Hydro ASA to Nutreco, except for Hydro Seafood GSP Ltd. in the United Kingdom pending the investigation of the UK Competition Authorities. After being prohibited to transfer Hydro Seafood GSP Ltd. to Nutreco in December 2000, Norsk Hydro ASA initiated the process leading to the separate sale of Hydro Seafood GSP Ltd. In August 2001 Norsk Hydro ASA has completed the sale of Hydro Seafood GSP Ltd. The sales price was EUR 104.6 million.

[illegible] INTANGIBLE FIXED ASSETS

[illegible]	GOODWILL	CONC[illegible] AND RI[illegible]	[illegible]
As at 1 January 2001			
Historical cost	221.5	126.2	347.7
Accumulated amortisation	-1.3	-0.6	-1.9
Book value	**220.2**	**125.6**	**345.8**
Changes in book value			
Investments	-	1.7	1.7
Disposals	-	-0.3	-0.3
(De)consolidations	40.9	13.7	54.6
Amortisation	-12.8	-5.2	-18.0
Changes in exchange rates	4.5	4.5	9.0
Total changes in book value	**32.6**	**14.4**	**47.0**
As at 31 December 2001			
Historical cost	266.9	145.7	412.6
Accumulated amortisation	-14.1	-5.7	-19.8
Book value	**252.8**	**140.0**	**392.8**

Part of the completion in November 2000 of the acquisition of Hydro Seafood was a loan equaling the allocated purchase price of Hydro Seafood GSP Ltd. awaiting a decision of the Department of Trade and Industry. This loan was continued after the prohibition in December 2000. Nutreco and Norsk Hydro ASA have settled in August 2001 this loan agreement following the sale of Hydro Seafood GSP Ltd. by Norsk Hydro ASA.

This settlement concerned a payment to Nutreco by Norsk Hydro ASA and the payment reduced the total purchase price paid for the acquisition of Hydro Seafood, resulting in a reduction of the capitalised goodwill.

Concessions, licenses and rights of intellectual ownership mainly include fish farming rights.

(2) TANGIBLE FIXED ASSETS

IN EUR MN	LAND AND BUILDINGS	MACHINERY AND IN-STALLATIONS	OTHER TANGIBLE FIXED ASSETS	PREPAYMENTS AND CON-STRUCTION IN PROGRESS	TOTAL
As at 1 January 2001					
Historical cost	309.1	609.3	74.5	41.7	1,034.6
Accumulated depreciation	-136.9	-400.1	-54.0	-	-591.0
Book value	**172.2**	**209.2**	**20.5**	**41.7**	**443.6**
Changes in book value					
Capital expenditures	30.7	75.9	10.3	32.3	149.2
Disposals	-0.8	-1.9	-0.9	-3.9	-7.5
Consolidations	42.0	32.8	3.1	-	77.9
Deconsolidations	-3.5	-4.2	-0.5	-	-8.2
Depreciation	-21.6	-59.9	-6.7	-	-88.2
Transfers	4.8	5.0	-0.3	-9.5	-
Changes in exchange rates	3.4	4.5	0.2	1.4	9.5
Total changes in book value	**55.0**	**52.2**	**5.2**	**20.3**	**132.7**
As at 31 December 2001					
Historical cost	376.7	697.1	79.3	62.0	1,215.1
Accumulated depreciation	-149.5	-435.7	-53.6	-	-638.8
Book value	**227.2**	**261.4**	**25.7**	**62.0**	**576.3**

The current value of tangible fixed assets does not materially differ from the book value.

(3) FINANCIAL FIXED ASSETS

IN EUR MN	NON-CONSOLIDATED COMPANIES	LONG TERM LOANS	TOTAL
As at 1 January 2001	**18.7**	**9.5**	**28.2**
Share in results	2.7	-	2.7
Dividends received	-2.0	-	-2.0
Acquisitions/loans advanced	13.5	4.0	17.5
Disposals/loans repaid	-1.7	-3.7	-5.4
Changes in exchange rates	0.5	0.1	0.6
As at 31 December 2001	**31.7**	**9.9**	**41.6**

(4) INVENTORIES

Raw materials and supplies	121.1	83.1
Finished products	70.4	59.1
Livestock	192.6	176.7
	384.1	**381.9**

(5) RECEIVABLES

Trade receivables	455.9	387.8
Deferred tax assets	11.6	12.9
Other receivables	79.4	116.9
Prepayments	15.0	5.5
	561.9	**523.1**

Receivables as presented under current assets mature within one year.

(6) CASH AND CASH EQUIVALENTS

Cash and cash equivalents are at free disposal to the Group.

(7) SHAREHOLDERS' EQUITY

For the changes in the Company's shareholders' equity see note 2 to the financial statements of Nutreco Holding N.V.

Since the incorporation of Nutreco EUR 58.2 million of goodwill has been charged to shareholders' equity. This includes EUR 9 million of goodwill related to the buy-out of Nutreco which was charged to shareholders' equity in 1995 (EUR 4.5 million) and 1996 (EUR 4.5 million).

(8) PROVISIONS

The changes can be specified as follows:

IN EUR MLN	PENSIONS AND EARLY RETIREMENT OBLIGATIONS	RE-STRUC-TUR-ING	CLAIMS	GUARANTEE OBLIGA-TIONS	UNIN-SURED RISKS	SUB-TOTAL	DE-FERRED TAXES	TOTAL
As at 1 January 2001	**10.9**	**38.9**	**10.3**	**15.5**	**6.8**	**82.4**	**51.7**	**134.1**
Changes:								
⊳ Additions charged against income/released	3.0	14.1	-6.3	-2.2	0.0	8.6	-3.9	4.7
⊳ Utilised	-0.6	-29.7	-0.6	-10.8	-3.6	-45.3	-14.6	-59.9
⊳ Acquisitions	0.3	13.8	-	-	-	14.1	4.4	18.5
⊳ Changes in exchange rates	0.1	0.3	-	-	0.2	0.6	-0.4	0.2
As at 31 December 2001	**13.7**	**37.4**	**3.4**	**2.5**	**3.4**	**60.4**	**37.2**	**97.6**

The majority of the provisions at the end of 2001 is long-term.

Pensions

A major part of the pension liabilities is covered by independent pension funds. The provision for pensions relates to the pension and early retirement obligations and past service commitments, which are not reinsured.

Restructuring

The restructuring provision at the end of 2001 relates to the estimated costs for the restructuring of the agriculture activities in the Benelux and Eastern-Europe and restructuring costs related to the acquisition of Agrovic in Spain. In the business stream Aquaculture the restructuring provision relates primarily to the estimated costs of restructuring of the Norwegian activities.

The utilisation of the restructuring provision in 2001 in Agriculture was mainly related to redundancies and write-offs of the compound feed activities in the Netherlands and France and restructuring costs related to the acquisition of Agrovic in Spain. The use of the restructuring provision in the business stream Aquaculture was for the most part related to the restructuring of the Marine Harvest activities and restructuring costs related to the integration of the acquisition of Hydro Seafood.

Deferred taxes

Deferred tax liabilities are based on temporary differences between book value and fiscal value of assets and liabilities. The provision for deferred taxes is stated at nominal value.

[9] LONG-TERM DEBT

Long-term debt, including the current portion, totalled EUR 439.9 million (2000: EUR 357,1 million).

The breakdown of long-term debt by currency is as follows:

Norwegian krone	188.3	197.7
US dollar	117.8	-
English pound sterling	66.9	119.0
Canadian dollar	26.1	26.2
Euro	15.3	2.2
Australian dollar	11.5	-
Other currencies	14.0	12.0
	439.9	357.1

In June 2001, the Group signed a 5 year Syndicated Loan Agreement with an international syndicate of banks. This agreement includes financial covenants which were met during this reporting year. The credit facility that can be used for roll-over loans and guarantees in various currencies, consists of two sub facilities:

- an EUR 250 million sub facility that can be extended during the first 364 days. In addition, the Group has the option to term-out this sub facility into a loan that matures at 15 June 2006.
- an EUR 500 million sub facility that matures at 15 June 2006 with semi-annual reductions of EUR 65 million from 15 June 2003.

The interest rates are based on Euribor or Libor of the optional currency.

In addition credit facilities of EUR 250.2 million (2000: EUR 148,0 million) are available to the Group. Of these total facilities EUR 518.7 million was used at year-end 2001 (2000: EUR 397,0 million).

During the year 2001 additional three years interest rate swaps were contracted in various currencies. The portfolio of the interest rate swaps matures during the years 2002 until 2004. With these swaps 73% of the interest of the Group's long-term debt is fixed (83% per year end 2000). The average fixed interest rate on the long-term debt is 7.0% (2000: 7,5%), with rates of interest of the most important currencies ranging from 5.1% to 7.7% (2000: 6.8% to 7.7%) depending on the currency of the debt.

Securities

The credit facilities are unsecured. Several group companies are jointly and severally liable for the amounts due to credit institutions. Loan agreements relating to the facilities contain negative pledge and pari passu clauses.

(10) SHORT-TERM LIABILITIES

(X EUR MLN)	31 DECEMBER 2001	31 DECEMBER 2000
Debts to credit institutions	78.8	39.9
Trade creditors	390.6	296.7
Dividends	20.1	22.4
Taxes and social security contributions	44.5	50.8
Other liabilities	166.6	141.2
Deferred income and accrued expenses	69.9	66.1
	770.5	**617.1**

(11) COMMITMENTS AND CONTINGENCIES

At 31 December 2001 total long-term lease commitments amounted to EUR 15.3 million (2000: EUR 15.8 million). Future minimum annual operating lease payments as of 31 December 2001 are as follows:

(X EUR MLN)	
2002	5.7
2003	4.1
2004	2.3
2005	1.6
2006	1.3
	15.0

The portion that is due after 5 years amounts to EUR 0.3 million.

In the normal course of business, certain group companies issued guarantees totalling EUR 42.4 million (2000: EUR 31.5 million).

A number of claims are pending against Nutreco Holding N.V. and certain of its subsidiaries, all of which are contested. While the results of litigation cannot be predicted with certainty, management believes, based upon legal advice and information received, that the final outcome of such litigation will not materially affect the consolidated financial position.

(12) SEGMENTED INFORMATION

The activities of Nutreco can be allocated to primary and secondary segments. The primary segments are the business streams Nutreco Aquaculture and Nutreco Agriculture. The secondary segmentation is based on geographical segments.

Disclosure on the consolidated profit and loss account allocated to business streams.

[illegible]	NET SALES THIRD PARTIES	NET SALES SEGMENT	EBITA	[illegible]	[illegible]
Aquaculture	1,253.9	1,259.0	91.5	81.8	2.1
Agriculture	2,581.4	2,590.8	98.7	95.6	0.6
Unallocated	-	-	-13.6	-13.6	-
Total	**3,835.3**	**3,849.8**	**176.6**	**163.8**	**2.7**
Intersegment net sales		-14.5			
Total	**3,835.3**	**3,835.3**	**176.6**	**163.8**	**2.7**

[illegible]	NET SALES THIRD PARTIES	NET SALES SEGMENT	EBITA	[illegible]	[illegible]
Aquaculture	961.4	965.5	103.1	102.3	0.6
Agriculture	2,164.5	2,172.9	43.1	42.6	1.1
Unallocated	-	-	-10.0	-10.0	-
Total	**3,125.9**	**3,138.4**	**136.2**	**134.9**	**1.7**
Intersegment net sales		-12.5			
Total	**3,125.9**	**3,125.9**	**136.2**	**134.9**	**1.7**

The breakdown per business stream of assets, investments and depreciation is as follows:

[illegible]	TOTAL ASSETS	[illegible]	TOTAL INVESTMENTS IN TANGIBLE FIXED ASSETS	[illegible]	[illegible]
Aquaculture	1,172.6	259.9	113.9	-1.8	66.6
Agriculture	793.8	377.3	109.1	58.1	38.3
Unallocated	31.1	74.0	4.1	-	1.3
Total	**1,997.5**	**711.2**	**227.1**	**56.3**	**106.2**

[illegible]	TOTAL ASSETS	[illegible]	TOTAL INVESTMENTS IN TANGIBLE FIXED ASSETS	[illegible]	[illegible]
Aquaculture	1,083.4	276.1	122.8	336.6	37.5
Agriculture	581.1	326.2	40.0	17.4	29.8
Unallocated	26.3	11.6	3.3	-	1.1
Totaal	**1,690.8**	**613.9**	**166.1**	**354.0**	**68.4**

The geographical breakdown is as follows:

2001 (X EUR MLN)	NET SALES THIRD PARTIES	TOTAL ASSETS	TOTAL INVESTMENTS IN TANGIBLE FIXED ASSETS	TOTAL INVESTMENTS IN INTANGIBLE FIXED ASSETS	DEPRECIATION/AMORTISATION
The Netherlands	1,126.7	290.4	46.6	18.7	16.2
Spain	786.3	273.6	42.8	3.8	10.1
United Kingdom	305.2	168.1	10.0	-48.2	11.4
Chile	270.9	187.7	32.9	-	11.4
Norway	385.3	588.6	43.1	29.5	32.5
Belgium	224.5	84.8	4.1	-	6.1
Canada	124.8	87.2	13.1	-	6.2
Germany	99.5	17.2	2.1	-	0.5
USA	118.8	61.4	10.3	36.0	2.2
Other countries	393.3	238.5	22.1	16.5	9.6
Total	**3,835.3**	**1,997.5**	**227.1**	**56.3**	**106.2**

2000 (X EUR MLN)	NET SALES THIRD PARTIES	TOTAL ASSETS	TOTAL INVESTMENTS IN TANGIBLE FIXED ASSETS	TOTAL INVESTMENTS IN INTANGIBLE FIXED ASSETS	DEPRECIATION/AMORTISATION
The Netherlands	960.4	217.4	15.5	1.2	14.4
Spain	525.4	177.2	14.8	0.7	7.6
United Kingdom	340.9	251.8	21.3	51.7	10.0
Chile	249.4	175.5	12.3	2.8	10.5
Norway	232.8	510.2	56.3	280.4	9.7
Belgium	188.8	60.6	8.6	5.7	4.0
Canada	120.3	79.2	13.7	1.4	4.4
Germany	86.2	15.5	0.3	-	0.5
USA	-	-	-	-	-
Other countries	421.7	203.4	23.3	10.1	7.3
Total	**3,125.9**	**1,690.8**	**166.1**	**354.0**	**68.4**

(13) AVERAGE NUMBER OF EMPLOYEES

The breakdown of the average number of permanent employees expressed in full-time equivalents per country is as follows:

The Netherlands	2,563	2,428
Spain	2,560	1,503
Chile	2,257	1,957
Norway	1,189	360
United Kingdom	1,085	1,155
Belgium	844	569
Canada	439	417
France	294	430
Germany	58	71
Other countries	1,098	713
	12,387	**9,603**
Number of employees at 31 December	**12,934**	**10,990**

(14) PERSONNEL COSTS

Salaries and wages	321.5	239.0
Social security charges	60.5	52.7
Pension costs	12.2	-2.6
	394.2	**289.1**

In 2000 pension costs a one-off benefit has been recorded of EUR 11.7 million relating to refunds on fund assets.

(15) RESEARCH AND DEVELOPMENT EXPENSES

Research and development expenses amounted to EUR 20.7 million (2000: EUR 19.8 million) and are included in operational expenses.

(16) FINANCIAL INCOME AND CHARGES

Interest received and similar income	4.4	1.6
Interest paid and similar expenses	-42.3	-14.7
	-37.9	**13.1**

The amount of interest received comprises the interest received from the loan to Norsk Hydro ASA that was agreed in relation to the allocated purchase price of Hydro Seafood GSP Ltd.

Average interest-bearing debt and therefore interest paid has mainly increased due to the financing of acquisitions at the end of 2000 and in the first half of the financial year. In addition, interest paid is based on the currencies of borrowing. Costs related to the Syndicated Loan Facility are capitalised and amortised over the period of the facility and are included as similar expenses.

(17) REMUNERATION OF MEMBERS OF THE EXECUTIVE BOARD AND OF THE SUPERVISORY BOARD

In 2001 remuneration, including pension costs, amounted to EUR 2,281,294 (2000: EUR 2,771,546) for (former) members of the Executive Board. The remuneration for the members of the Supervisory Board amounted to EUR 128,031 (2000: EUR 98,697).

(18) CUMULATIVE PREFERENCE DIVIDEND

Based on the present dividend percentage of 6.9, a dividend of EUR 4.7 million was paid on the cumulative preference shares A. In 2000, cumulative preference dividends amounted to EUR 4.7 million.

(19) EARNINGS PER ORDINARY SHARE

The calculation of the earnings per ordinary share is based on the net income adjusted for the dividend on cumulative preference shares, amounting to EUR 86.9 million (2000: EUR 86.2 million) and on 32.6 million (2000: 29.5 million) ordinary shares, being the weighted average number of outstanding ordinary shares which are entitled to receive dividend.

The calculation of the diluted earnings per ordinary share is based on 34.0 million (2000: 30.7 million) ordinary shares, taking into account the exercise of outstanding share options and the net income adjusted for the dividend on cumulative preference shares, amounting to EUR 86.9 million (2000: EUR 86.2 million).

The earnings per share have been calculated as follows:

(X EUR MLN)	2001	2000
Net income	**91.6**	**90.9**
Dividend on cumulative preference shares	-4.7	-4.7
Net income available to holders of ordinary shares	**86.9**	**86.2**

Weighted average number of shares	**32,588,963**	**29,545,323**
Plus shares applicable to options	1,421,392	1,175,166
Adjusted weighted average number of shares	**34,010,355**	**30,720,489**

(23) TAXATION ON INCOME FROM OPERATIONS MINUS FINANCIAL INCOME AND CHARGES

The taxation on income from continuing activities amounts to EUR 30.5 million (2000: EUR 32.3 million).

The components of income before tax are as follows:

The Netherlands	36.3	8.4
Foreign	89.6	113.4
Income before tax	**125.9**	**121.8**

The components of income tax expense are as follows:

The Netherlands:		
▻ Current taxes	8.4	-1.0
▻ Deferred taxes	4.5	8.1
	12.9	**7.1**
Foreign:		
▻ Current taxes	28.0	26.2
▻ Deferred taxes	-10.4	-1.0
	17.6	**25.2**
Income tax expense from continuing operations	**30.5**	**32.3**

The activities of Nutreco are subject to income taxes in various foreign jurisdictions with statutory income tax rates varying from 10% to 45%, which causes a difference between the weighted average statutory income tax rate and the Netherlands' statutory income tax rate of 35%.

A reconciliation of the weighted average statutory income tax rate as a percentage of income before taxes and the effective tax rate is as follows:

(in %)	2001	2000
Weighted average statutory income tax rate	**32.7**	**31.5**
Utilisation of previously and new unrecognised loss carry forwards	-6.3	-3.7
Tax exempt income and non-deductable expenses	-2.2	-1.3
Effective tax rate	**24.2**	**26.5**

The effective tax rate decreased to 24.2% in 2001 compared to 2000 (26.5%). The relatively low effective tax could be realised by using previously unrecognised net operating loss carryforwards and a favourable geographic spread. Starting 2001 Nutreco changed the accounting for non-refundable dividend taxes. The provision for non-refundable dividend taxes as at 31 December 2000, amounting to EUR 10.7 million, has been transferred to equity as at 1 January 2001.

The deferred tax assets and liabilities are as follows:

(x EUR MLN)	2001		2000	
	ASSETS	LIABILITIES	ASSETS	LIABILITIES
Intangible fixed assets	1.9	-26.9	0.8	-28.4
Tangible fixed assets	9.9	-14.5	2.4	-7.6
Inventories	3.7	-26.7	6.9	-10.4
Receivables	9.6	-8.5	9.4	-7.6
Provisions:				
⊳ Pensions	1.2	-0.2	1.3	-0.4
⊳ Reorganisation	3.6	-1.3	2.1	-1.9
⊳ Guarantee and claims	3.5	-3.4	2.0	-3.4
Other assets	0.2	-	-	-
Other liabilities	9.1	-3.4	1.7	-
Total deferred tax assets/liabilities	**42.7**	**-84.9**	**26.6**	**-59.7**
Net deferred tax	**-42.2**		**-33.1**	
Dividend tax			-10.7	
Tax loss carryforwards (including tax credit carryforwards)	57.1		15.9	
Valuation allowances	-40.5		-10.9	
	-25.6		**-38.8**	

Classification of the deferred tax assets and liabilities takes place at a fiscal entity level as follows:

Deferred tax assets grouped under receivables	11.6	12.9
Deferred tax liabilities grouped under provisions	-37.2	-51.7
Net deferred tax assets/liabilities	**-25.6**	**-38.8**

At 31 December 2001, operating tax loss carryforwards, for which no tax assets have been recognised amounted to EUR 117.0 million, of which EUR 13.7 million will expire within five years. EUR 7.1 million of tax losses are available indefinitely.

(21) FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

INTEREST RATE RISKS

The Group manages interest rate risk by fixing interest rates on long-term debt. Any short-term debt used in financing is at floating interest rates.

Interest instruments are applied only on the basis of underlying positions. For interest rate risk management interest rate swaps are used (see note 9 on page 74).

FOREIGN EXCHANGE RISK MANAGEMENT

The Group enters into forward exchange contracts and currency swaps to hedge transaction exposures. These principally arise with respect to assets and liabilities related to sales and purchases. The purpose of Nutreco's foreign currency hedging activities is to protect the Group from the risks that the functional currency net cash flows resulting from trade transactions is adversely affected by changes in exchange rates. At 31 December 2001 outstanding currency contracts totalled EUR 118.9 million (2000: EUR 186.0 million). These contracts mainly relate to US dollars, Norwegian krone and Canadian dollar.

The Group's policy is to broadly match foreign currency net assets with foreign currency borrowings. The Group does not use financial instruments to further reduce the exposure to translation risks of shareholders' equity of foreign group companies or non-consolidated companies.

COMMODITY PRICE RISK

The Group is a purchaser of certain raw materials such as soya, fish meal and fish oil. The Group maintains a commodity-price risk strategy that uses derivative instruments to minimize significant, anticipated earnings fluctuations caused by commodity-price volatility.

CREDIT RISK

Credit risk represents the accounting loss that would have to be recognised on the reporting date if counterparties fail to perform as contracted. The Group does not have significant exposure to any individual customer or counterparty. To reduce exposure to credit risk, the Group performs ongoing credit analysis of the financial condition of its customers.

The Group invests available cash and cash equivalents with selected banks with a high investment grade credit rating. The Group is exposed to credit-related losses in the event of non-performance by counterparties to financial instruments but, given their high credit ratings, management does not expect any counterparty will fail to meet its obligations.

FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES

The estimated fair value of financial instruments has been determined by the Group using available market information and appropriate valuation methods.

The estimates presented are not necessarily indicative of the amounts that the Group could realise in a current market exchange or the value that ultimately will be realised by the Group upon maturity or disposition. The use of different market assumptions and/or estimation methods may have a material effect on the estimated fair value amounts.

X EUR MLN	31 DECEMBER 2001		31 DECEMBER 2000	
	CARRYING AMOUNT	ESTIMATED FAIR VALUE	CARRYING AMOUNT	ESTIMATED FAIR VALUE
Assets:				
⊳ Cash and cash equivalents	40.8	40.8	31.2	31.2
⊳ Receivables – current	561.9	561.9	523.1	523.1
⊳ Other financial assets	9.9	9.9	9.5	9.5
Liabilities:				
⊳ Trade creditors	-390.6	-390.6	-296.7	-296.7
⊳ Interest-bearing debt	-518.7	-526.7	-397.0	-395.7
⊳ Currency exchange contracts (net)	-1.9	-1.9	0.2	0.2

The following methods and assumptions were used to estimate the fair value of financial instruments:

Cash, receivables and trade creditors

The carrying amounts approximate fair value because of the short maturity of those instruments.

Other financial assets

For other financial assets, fair value is based upon the estimated market prices or, because they bear interest, at current market rates. The fair value of equity investments is based on quoted market prices.

Interest-bearing debt

The fair value is estimated on the basis of discounted cash flow analyses based upon Nutreco's incremental borrowing rates for similar types of borrowing arrangements with comparable terms and maturities.

Currency exchange contracts

The fair value is the amount that the Company would receive or pay to terminate the exchange contracts, considering currency exchange rates and remaining maturities.

(22) NOTES TO THE CONSOLIDATED CASH FLOW STATEMENT

GENERAL

The consolidated cash flow statement is drawn up on the basis of a comparison of the balance sheets as at 1 January and 31 December. Changes that do not involve cash flows, such as changes in exchange rates, revaluations and transfers to other balance sheet items, are eliminated. Changes in working capital due to the acquisition or sale of consolidated companies are included under investing activities.

NET CASH FROM/USED IN OPERATING ACTIVITIES

Cash used for the payment of interest and income taxes reflects the actual amounts paid.

NET CASH FROM/USED IN INVESTING ACTIVITIES

Cash used for the purchase of tangible fixed assets consists of actual amounts paid. The capital expenditures in tangible fixed assets (see note 2 on page 71) represent amounts invoiced.

DIVIDENDS PAID

In 2001 and 2000 EUR 4.7 million dividend was paid on cumulative preference shares A.

SUNDRY

Most of the changes in the cash flow statement can be traced back to the movement schedules for the balance sheet items concerned. For those balance sheet items for which no detailed movement schedule is included, the table below shows the relation between the changes according to the balance sheet and the changes according to the cash flow statement:

(EUR MLN)	WORKING CAPITAL (1)	PROVISIONS	INTEREST BEARING DEBT (2)
As at year-end 2000	287.2	-134.1	-397.0
As at year-end 2001	274.4	-97.6	-518.7
Balance sheet movement	**12.8**	**-36.5**	**121.7**
Adjustments:			
⊳ changes in exchange rates	6.5	-1.0	-9.6
⊳ acquisition/divestment of consolidated companies	-17.7	-18.6	-29.9
⊳ transfers, etc.	2.1	-	4.4
Change in cash flow	**3.7**	**-56.1**	**86.6**

(1) Inventories and receivables less interest-free current liabilities, the latter excludes the dividend payable.

(2) Long-term liabilities and interest-bearing current liabilities.

COMPANY BALANCE SHEET (AFTER PROFIT APPROPRIATION)

ASSETS

Fixed assets			
Financial fixed assets	(1)	515.0	432.8
Current assets			
Receivables from group companies		167.8	159.9
Cash and cash equivalents		2.8	-
		170.6	**159.9**
		685.6	**592.7**

LIABILITIES

Shareholders' equity	**(2)**		
Issued and paid-up share capital		9.3	9.2
Share premium account		394.6	390.3
Other reserves		261.6	164.6
		665.5	**564.1**
Short-term liabilities	**(3)**	**20.1**	**28.6**
		685.6	**592.7**

COMPANY PROFIT AND LOSS ACCOUNT

Net income from group companies		69.7	72.8
Other net income	(4)	21.9	18.1
Net income		**91.6**	**90.9**
Net income		91.6	90.9
Dividend on cumulative preference shares		-4.7	-4.7
Net income available to holders of ordinary shares		86.9	86.2

NOTES TO THE COMPANY FINANCIAL STATEMENTS

PRINCIPLES OF VALUATION AND INCOME DETERMINATION

GENERAL

Foreign currency has been translated, assets and liabilities have been valued, and net income has been determined, in accordance with the principles of valuation and determination of income used in the consolidated financial statements as set out on pages 64 up to and including 65. Consequently net income and shareholders' equity are equal to net income and shareholders' equity as shown in the consolidated financial statements on pages 66 and 67.

(1) FINANCIAL FIXED ASSETS

IN EUR MLN	INVESTMENTS IN GROUP COMPANIES	LOANS TO GROUP COMPANIES	TOTAL
As at 1 January 2001	**171.4**	**261.4**	**432.8**
Net income from group companies	69.7	-	69.7
Changes in exchange rates and other	12.5	-	12.5
As at 31 December 2001	**253.6**	**261.4**	**515.0**

(21) SHAREHOLDERS' EQUITY

[illegible]	Issued and paid-up share capital	Share premium account	[illegible]	[illegible]
As at 1 January 2000	**8,079**	**252,787**	**100,148**	**361,014**
Conversion nominal value in Euro	356	27	-383	-
Issuance of ordinary shares	706	137,493		138,199
Net income available to holders of ordinary shares			86,176	86,176
Dividend ordinary shares			-26,349	-26,349
Conversion of dividend in ordinary shares	69	-69	13,058	13,058
Goodwill			-8,765	-8,765
Change in exchange rates			-2,180	-2,180
Other			2,903	2,903
As at 31 December 2000	**9,210**	**390,238**	**164,608**	**564,056**
Issuance of ordinary shares	79	9,349		9,428
Shares issued, not paid-up	-40	-4,942		-4,982
Net income available to holders of ordinary shares			86,965	86,965
Dividend ordinary shares			-26,883	-26,883
Conversion of dividend in ordinary shares	88	-88	19,014	19,014
Change in accounting policy			10,709	10,709
Change in exchange rates			10,022	10,022
Other			-2,828	-2,828
As at 31 December 2001	**9,337**	**394,557**	**261,607**	**665,501**

SHARE CAPITAL

The authorised share capital of the company at 31 December 2001 amounted to EUR 41.5 million (2000: EUR 41.5 million) and consists of 55 million ordinary shares, 16 million cumulative preference shares A, 71 million cumulative preference shares D and 31 million cumulative financing preference shares E, all with a nominal value of EUR 0.24.

The movements in the issued and paid-up share capital are as follows:

NUMBER OF SHARES	ORDINARY SHARES	CUMULATIVE PREFERENCE SHARES	TOTAL
As at 1 January 2001	**32,132,845**	**6,241,500**	**38,374,345**
Shares issued	328,472		328,472
Conversion of dividend 2000 and interim dividend 2001 in ordinary shares	364,861		364,861
Shares issued, not paid-up	-165,841		-165,841
As at 31 December 2001	**32,660,337**	**6,241,500**	**38,901,837**

In 2001 Nutreco issued 41,822 shares regarding the employee share participation scheme and stock option plan.

Cumulative preference shares at 31 December 2001, consist of cumulative preference shares A only. No cumulative preference shares D and cumulative financing preference shares E were issued.

SHARE PREMIUM ACCOUNT

The share premium is fully exempted from Dutch income taxes upon distribution to shareholders.

The share premium account can be allocated as follows:

X EUR MLN	2001	2000
Ordinary shares	329.8	325.5
Cumulative preference shares A	64.8	64.8
Total share premium account	**394.6**	**390.3**

LEGAL RESERVE FOR RETAINED PROFITS OF SUBSIDIARIES

As the profits retained in Nutreco Holding N.V.'s consolidated and non-consolidated companies can be distributed and received in the Netherlands without restriction, no legal reserve for retained profits is required. Reserves are calculated by the collective method.

STOCK OPTIONS

The Company has a stock option plan effective as of 11 March 1998. Stock options can be granted each year to a maximum of 500,000 ordinary shares. Grants of the stock options are based on the extent to which the Company achieves its financial objectives. In line with the option plan, the Supervisory Board decided on 4 March 2002 to grant 390 employees, including members of the Executive Board, 400,000 options on ordinary shares of Nutreco Holding N.V. Each option entitles its holder to purchase an ordinary share of nominal EUR 0.24 at the closing market price two days after the publication of the annual results.

Regarding the options granted in 1998, 1999 and 2000 the employees may only benefit from options exercised during a period of two years commencing three years after granting.

Effective in 2001 the company has made a number of changes to the stock option plan. The exercise period will be seven years. From the benefits of options exercised in the first year 60% will be for the account of Nutreco, 40% in the second year and 20% in the third year. Exercise of options is linked to the employment with Nutreco. From the fourth year the full benefit from options exercised goes to the employee.

Members of the Executive Board and Supervisory Board are shareholders of the Company. They jointly held 62,422 ordinary shares at 31 December 2001. Members of the Executive Board were granted 60,000 options on 4 March 2002.

The movement in the share options for the members of the Executive Board can be summarised as follows:

Members of the Executive Board

	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
W. Dekker	1998	2003	11,667				11,667	30.04
	1999	2004	18,000				18,000	38.60
	2000	2005	18,000				18,000	38.00
	2001	2008		20,000			20,000	48.20
J.C.A. den Bieman	1998*	2003	3,500				3,500	30.04
	1999*	2004	11,250				11,250	38.60
	2000*	2005	11,250				11,250	38.00
	2001	2008		15,000			15,000	48.20
J.B. Steinemann*	2001	2008		5,000			5,000	48.20
			73,667	40,000			113,667	

* Awarded before appointment to the Executive Board.

Other (former) employees

GRANTED	EXPIRATION	AS OF 1 JANUARY 2001	GRANTED	EXERCISED	OTHER CHANGES	AS OF 31 DECEMBER 2001	EXERCISE PRICE EUR
1998	2003	277,328	-	100,009	5,845	171,474	30.04
1999	2004	415,500	-		-6,422	421,922	38.60
2000	2005	390,094		-	-18,000	408,094	38.00
2001	2008		337,045	20,800	10,010	306,235	48.20
		1,082,922	**337,045**	**120,809**	**-8,567**	**1,307,725**	

EMPLOYEE SHARE PARTICIPATION SCHEME

On 15 March 1999 the Company introduced an employee share participation scheme. Each year, the Supervisory Board will decide if the financial growth of the Company allows the execution of the employee share participation scheme. In any year in which the employee share participation scheme is allowed, each employee of a Nutreco company is granted the opportunity to buy ordinary Nutreco shares up to a maximum of EUR 1,800 during a defined period. Everyone who subscribes also receives a bonus of 25% on the subscription in the form of additional ordinary shares. Bonus conditions may change from one year to another. The purchase price per ordinary share equals the closing market price twenty-one days after the publication of the annual result. The shares bought under the employee share participation scheme are put in a stock deposit with the Rabobank during a period of three years. During this period these shares cannot be sold or transferred.

On 12 March 2001, the Supervisory Board decided that the 2000 financial results of the Company allowed the execution of the employee share participation scheme. Employees bought 41,822 (incl. bonus) shares during 2001.

On 4 March 2002 the Supervisory Board decided that the 2001 results of the Company allow the execution of the employee share participation scheme.

(3) SHORT-TERM LIABILITIES

Short-term liabilities consist of dividends to be paid of EUR 20.1 million (2000: EUR 22.4 million) and debt to credit institutions of EUR 0.0 million (2000: EUR 6.2 million).

(4) OTHER NET INCOME

Other net income represents mainly interest income on loans to group companies.

(5) COMMITMENTS AND CONTINGENCIES

Guarantees as defined in Book 2, article 403 of the Civil Code of the Netherlands have been given by Nutreco Holding N.V. on behalf of several group companies in the Netherlands. The liabilities of these companies to third parties and to non-consolidated companies totalled EUR 121.3 million on 31 December 2001 (2000: EUR 113.3 million).

The Company heads the Dutch fiscal unity. As a consequence the Company is fully liable for the tax liabilities of the fiscal unity as a whole.

(6) AVERAGE NUMBER OF EMPLOYEES

The Company did not employ any person in 2001.

Boxmeer, 4 March 2002

The Supervisory Board
The Executive Board

PROFIT APPROPRIATION

Statutory regulations concerning appropriation of profits

Distribution of net profit according to the Articles of Association, as stipulated in articles 27 and 28, can be summarised as follows:

Out of the profits made in the preceding financial year, first of all, if possible, the agreed 6.9% dividend shall be paid on the cumulative preference shares A.

If in the course of any financial year an issue of cumulative preference shares A has taken place, the dividend with respect to that financial year shall be reduced pro rata to the day of issue.

For the first time on the thirty-first day of December two thousand and three and every seven years thereafter the percentage will be determined again.

If the profits realised in any financial year should not be sufficient to pay the said percentage, the said percentage shall be paid from the reserves for as much as necessary provided that the payment may not be out of the share premium reserve A. If the free distributable reserves in any financial year are not sufficient to pay the said percentage, distributions in subsequent years shall apply only after the deficit has been recovered. No further distributions shall be made on the cumulative preference shares A. If a write-off has taken place against the share premium reserve A, the profits made in subsequent years shall first of all be allocated to compensate for the amounts written off.

The cumulative preference shares D and the cumulative financing preference shares E, none of which have been issued, carry, similar to the cumulative preference shares A, special rights in the distribution of net profit.

From the profits which shall remain after granting a distribution to cumulative preference A, D and E shares, such amounts will be reserved as the Executive Board, subject to the approval of the Supervisory Board, shall decide.

The profit remaining, after satisfaction of the provisions of the previous paragraphs, shall be at the free disposal of the General Meeting. In a tie vote regarding a proposal to distribute or reserve profits, the profits concerned shall be reserved.

The Company may distribute profits only if and to the extent that its shareholders' equity is greater than the sum of the paid and called-up part of the issued capital and the reserves which must be maintained by virtue of the law. Any distribution other than an interim dividend may be made only after approval of the annual accounts which show that they are justified.

The General Meeting shall be authorised to resolve, at the proposal of the Executive Board, which proposal shall be subject to the approval of the Supervisory Board, to make distributions to the holders of ordinary shares from the general reserves.

Interim dividends shall automatically be distributed on the cumulative preference A shares semi-annually. The Executive Board, subject to the approval of the Supervisory Board, may resolve to declare interim dividends on the other classes of shares, provided that interim dividends on the cumulative preference A shares can be distributed.

Dividends are payable as from a date to be determined by the Supervisory Board, which date may differ for distributions on ordinary shares, on cumulative preference A shares, on cumulative preference D shares and for distribution on the series cumulative financing preference F shares. Dividends which have not been collected within five years of the start of the second day on which they became due and payable shall revert to the Company.

Subject to the approval of the Supervisory Board and after appointment of the General meeting, the Executive Board shall be authorised to determine that a distribution on ordinary shares, in whole or in part, shall be made in the form of ordinary shares in the capital of the Company rather than cash, or to determine that the holders of ordinary shares wholly or partly shall have the choice between distribution in cash or in the form of ordinary shares in the capital of the Company. Subject to the approval of the Supervisory Board, the Executive Board shall determine the conditions on which such a choice may be made. If the Executive Board is not appointed as the authorised body to resolve to issue such shares, the General Meeting will have the authority as mentioned herein before on the proposal of the Executive Board subject to the approval of the Supervisory Board.

PROFIT APPROPRIATION 2001

On the introduction of ordinary shares on the Amsterdam Stock Exchange the Company has restated its dividend policy. A distribution on ordinary shares is based on 30-35% of the net income available to ordinary shareholders. The interim or final distribution can be received, taking into account the statutory regulations, entirely or partly in cash or in the form of ordinary shares.

The dividend per ordinary share for 2001 is determined to be EUR 0.82. This equals 31% of the net income available to ordinary shareholders over 2001. In September 2001, the Company already distributed an interim dividend of EUR 0.28. The final dividend of EUR 0.54 can be received in cash or in ordinary shares, chargeable to the premium reserve, at the shareholder's option. The ratio between the value of the stock dividend and the cash dividend will be determined after the close of trading on June 11, 2002, on the basis of that day's closing price.

The Executive Board, approved by the Supervisory Board, decided to the following distribution of the 2001 profit:

[illegible]	200[illegible]
Net income	91.6
Dividend on cumulative preference shares A	4.7
Net income available to ordinary shares	86.9
Transferred to reserves	60.0
Dividend on ordinary shares	26.9
Interim dividend	-9.2
Final dividend	**17.7**

SPECIAL RIGHTS PROVIDED FOR BY THE ARTICLES OF ASSOCIATION

Special rights of holders of cumulative preference shares A

Each share carries the right to cast one vote in the General Meeting. A number of special powers have been conferred on the holders of cumulative preference A shares under the Articles of Association.

The prior approval of the meeting of holders of cumulative preference shares A is needed before the General Meeting may pass a resolution to amend certain articles of the Articles of Association, to issue cumulative preference A shares, to appoint the Executive Board as the authorised Board to issue cumulative preference A shares and to authorise the Executive Board to acquire shares in the Company's own capital and resolutions to reduce the issued share capital.

Stichting Continuïteit Nutreco

Nutreco Holding N.V. has a put option to place a number of cumulative preference D shares of the Company with the "Stichting Continuïteit Nutreco" (Foundation). In addition the Foundation has a call option to acquire a number of cumulative preference D shares. In both instances such number may equal the total issued share capital before such issue minus any issued cumulative financing preference E shares and purchased own shares.

The Foundation was organised to care for the interests of the Company, the enterprise connected therewith and all interested parties, such as shareholders and employees, by, among other things, preventing as much as possible influences which would threaten the continuity, independence and identity of the Company in a manner contrary to such interests. The Foundation is an independent legal entity and is not owned or controlled by any other legal entity.

The Board of the Foundation consists of: Messrs. J.J. Veltman (chairman), H.J. Hagels, J.A.I.C.M. de Rooij, J.F.A. de Kimpe and L.J.A.M. Ligthart. The Executive Board of Nutreco Holding N.V. and the Board of the Foundation hereby jointly declare that there is no connection with the Company within the meaning of appendix X to the Listing Rules of Euronext Exchanges N.V.

Cumulative financing preference shares E

At the General Meeting of Shareholders of May 10th, 2001, the Executive Board has been designated in accordance with the Articles of Association for a period of 18 months starting on May 1st, 2002 as the corporate body authorised to resolve the issue and/or grant rights to subscribe for shares, including cumulative financing preference E shares, subject to the prior approval of the Supervisory Board, up to a nominal amount which, at the time of such issue or the granting of such rights, equals 30% of all the outstanding shares in the share capital of the Company, excluding the issued cumulative preference D shares. Cumulative financing preference E shares must be fully paid-up upon issue. They only exist in registered form. No share certificates are issued for cumulative financing preference E shares. Cumulative financing preference E shares are intended to be issued by the Company for financing purposes.

INTRODUCTION

We have audited the 2001 financial statements of Nutreco Holding N.V., Boxmeer. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

SCOPE

We conducted our audit in accordance with auditing standards generally accepted in the Netherlands. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

OPINION

In our opinion, the financial statements give a true and fair view of the financial position of the company as of 31 December 2001 and of the result for the year then ended in accordance with accounting principles generally accepted in the Netherlands, and comply with the financial reporting requirements included in Part 9, Book 2, of the Dutch Civil Code.

Eindhoven, 4 March 2002

KPMG Accountants N.V.

SEVEN YEARS OF NUTRECO
PROFIT AND LOSS ACCOUNT

[illegible]	2001	2000	1999	[illegible]	[illegible]	[illegible]	[illegible]
Net sales	3,835	3,126	2,601	2,465	2,193	2,068	1,827
Cost of sales	2,775	2,245	1,880	1,840	1,682	1,586	1,384
Gross margin	**1,060**	**881**	**721**	**625**	**511**	**482**	**443**
Personnel costs	394	289	256	227	187	178	170
Amortisation of intangible fixed assets	5	1	-	-	-	-	
Depreciation of tangible fixed assets	88	66	55	43	37	37	35
Other operating expenses	396	389	313	273	219	210	184
Operational expenses	**883**	**745**	**624**	**543**	**443**	**425**	**389**
Income from operations before amortisation of goodwill (EBITA)	177	136	97	82	68	57	54
Amortisation of goodwill	13	1	-	-			-
Income from operations (EBIT)	**164**	**135**	**97**	**82**	**68**	**57**	**54**[1]
Financial income and charges	-38	-13	-9	-11	-13	-34	-34
Income before tax	**126**	**122**	**88**	**71**	**55**	**23**	**20**
Taxation	-31	-32	-22	-18	-13	-5	-5
Shares in result of non-consolidated companies	3	1	-	-	-	-	3
Income after tax	**98**	**91**	**66**	**53**	**42**	**18**	**12**
Minority interest	-6	0	-2	-1			-
Net income	**92**	**91**	**64**	**52**	**42**	**18**	**12**
Dividend on cumulative preference shares	-5	-5	-4	-5	-8	-1	-1
Net income available to holders of ordinary shares	**87**	**86**	**60**	**47**	**34**	**17**	**11**
Number of employees as at year-end	12,934	10,990	9,185	6,631	5,742	5,401	5,422
Ratios:							
> Income from operations as % of net sales	4.6%	4.3%	3.7%	3.3%	3.1%	2.8%	2.8%
> Turnover rate of weighted average capital employed[2]	3.2	4.9	5.4	6.9	6.4	6.0	5.3
> Return on weighted average capital employed	15%	21%	20%	23%	20%	17%	15%
> Interest cover	7.1	15.5	16.5	11.1	8.3	6.5[3]	n/a
> Dividend *(x EUR mln)*	32	31	23	19	17	1	1

1 The share in results of non-consolidated companies in 1995 of EUR 3 million mainly consists of an activity that was acquired and fully consolidated as of 1996. The income from operations 1995 after reduction of this share in results of non consolidated companies 1995 would have amounted to EUR 51 million.

2 Net sales divided by average capital employed.

3 Based on pro forma consolidated profit and loss account for the year 1996.

BALANCE SHEET

IN EUR MLN	2001	2000	1999	1998	1997	1996	1995
Intangible fixed assets	393	346	-	-	-	-	-
Tangible fixed assets	576	444	347	264	236	219	214
Financial fixed assets	42	28	13	9	12	15	17
Fixed assets	**1,011**	**818**	**360**	**273**	**248**	**234**	**231**
Inventories	384	319	231	160	156	117	116
Receivables	562	523	399	341	312	298	289
Cash and cash equivalents	41	31	28	124	68	43	26
Current assets	**987**	**873**	**658**	**625**	**536**	**458**	**431**
Total assets	**1,998**	**1,691**	**1,018**	**898**	**784**	**692**	**662**
Shareholders' equity	666	564	361	276	202	167	30
Minority interest	24	19	13	11	1	1	-
Provisions	97	134	95	60	40	47	52
Long-term subordinated shareholder loans	-	-	-	-	-	-	119
Long-term debt	440	357	80	125	153	157	161
Short-term liabilities:							
> Interest bearing	79	40	37	20	6	9	9
> Non-interest-bearing	692	577	432	406	382	311	291
Total liabilities	**1,998**	**1,691**	**1,018**	**898**	**784**	**692**	**662**
Capital employed[1]	1,285	1,105	574	382	346	339	346
Net debt[2]	478	366	89	21	91	123	143
Current assets divided by non-interest-bearing short-term liabilities	1.43	1.51	1.52	1.54	1.41	1.47	1.48
Solvency ratio (shareholders' equity divided by total assets)[3]	33%	33%	35%	31%	26%	24%	23%
Net debt divided by shareholders' equity	72%	65%	25%	8%	45%	74%	96%

1 Total assets less cash and cash equivalents and non-interest-bearing short-term liabilities, except dividends payable.

2 Long-term debt and interest-bearing short-term debt less cash and cash equivalents.

3 Long-term subordinated shareholders loans were combined with shareholders' equity in 1995.

1 Agriculture Premix Factory
6 Salmon Breeding Facilities
3 Aquaculture Feed Factories
9 Fresh Water Farms
41 Sea Farms
2 Fish Processing Plants
SCOTLAND & ENGLAND

1 Agriculture Premix Factory
1 Aquaculture Feed Factory
3 Fresh Water Farms
8 Sea Farms
1 Fish Processing Plant
IRELAND & NORTHERN IRELAND

3 Pig or Poultry Breeding Facilities
3 Agriculture Premix Factories
2 Salmon Breeding Facilities
2 Aquaculture Feed Factories
19 Sea Farms
1 R&D centre
CANADA & USA

3 Pig or Poultry Breeding Facilities
16 Agriculture Feed Factories
1 Agriculture Premix Factory
11 Meat Processing Plants
1 Aquaculture Feed Factory
SPAIN & PORTUGAL



1 Agriculture Premix Factory
MEXICO

6 Salmon Breeding Facilities
3 Aquaculture Feed Factories
7 Fresh Water Farms
30 Sea Farms
1 Fish Processing Plant
CHILE


Breeding Facilities
9 Agriculture Feed Factories
1 Agriculture Premix Factory
9 Meat Processing Plants
4 R&D Centres
Head Office
THE NETHERLANDS
1 Agriculture Premix Factory
3 Aquaculture Feed Factories
15 Fresh Water Farms
80 Sea Farms
6 Fish Processing Plants
4 Value Added Products Plants
3 R&D centres
NORWAY & DENMARK
3 Agriculture Feed Factories
2 Agriculture Premix Factories
GERMANY & POLAND
1 Agriculture Feed Factory
2 Agriculture Premix Factories
ITALY & HUNGARY
2 Pig or Poultry
Breeding Facilities
4 Agriculture Feed Factories
1 Agriculture Premix Factory
2 Meat Processing Plants
BELGIUM
1 Agriculture Premix Factory
2 Agriculture Feed Factories
1 Value Added Products Plant
1 R&D centre
FRANCE
1 Agriculture Feed Factory
2 Aquaculture Feed Factories
JAPAN, AUSTRALIA & CHINA

CORPORATE

Nutreco Holding
Nutreco International
Prins Frederiklaan 4
P.O. Box 299
3800 AG Amersfoort
The Netherlands
tel. (31) 33 422 6100
fax (31) 33 422 6101
www.nutreco.com

NUTRECO AQUACULTURE

Hardwareweg 4
P.O. Box 1466
3800 BL Amersfoort
The Netherlands
tel. (31) 485 589 966
fax (31) 485 578 327

Nutreco Aquaculture
Research Centre
Sjøhagen 3
P.O. Box 48
4001 Stavanger
Norway
tel. (47) 51 825 500
fax (47) 51 825 501

FISH FEED

Skretting
Skretting
Sjøhagen 15 P.O. Box 319
4002 Stavanger
Norway
tel. (47) 81 521 300
fax (47) 51 585 768
www.skretting.no

Trouw Chile
Trouw Chile
Ruta 5 Nr 775
Casilla 100
Osorno
Chile
tel. (56) 64 24 1200
fax (56) 64 24 1245
www.trouw.cl

Moore-Clark
Nutreco Canada
1100-1200 W 73th Avenue
Vancouver B.V. V6P 6G5
Canada
tel. (1) 604 267 7098
fax (1) 604 267 7079
www.moore-clark.com

Moore-Clark
1350 East Kent Avenue
Vancouver, B.C. V5X 2Y2
Canada
tel. (1) 604 325 0302
fax (1) 604 325 2884

Moore-Clark East Canada
P.O. Box 3940
St. Andrews N.B. E5B 3S7
Canada
tel. (1) 506 529 4551
fax (1) 506 529 4383

Trouw UK & Ireland
Trouw Aquaculture
Wincham, Northwich
Cheshire CW9 6DF
United Kingdom
tel. (44) 1606 561090
fax (44) 1606 498690
www.trouwuk.com

Trouw Ireland
Roman Island
Westport Co. Mayo
Ireland
tel. (353) 98 26 677
fax (353) 98 25 873

Trout & Marine Species
Trout & Marine Species
Le Pont de Pierre
02140 Fontaine les Vervins
France
tel. (33) 323 913 420
fax (33) 323 913 421

Hendrix SpA
Frazione San Zeno
37060 Mozzecane (VR)
Italy
tel. (39) 045 634 0120
fax (39) 045 634 0058

Skretting Denmark
Ahornvej 8
7361 Ejstrupholm
Denmark
tel. (45) 75 773 300
fax (45) 75 773 272

Trouw España
Cojobar (Burgos)
09620 Burgos
Spain
tel. (34) 947 40 0301
fax (34) 947 40 0321

Trouw France
Le Pont de Pierre
02140 Fontaine les Vervins
France
tel. (33) 323 913 434
fax (33) 323 982 217

Skretting Australia
P.O. Box 117
Rosny Park
7018 Tasmania
Australia
tel. (61) 362 161 210
fax (61) 362 161 233

Nutreco Aquaculture
North-West Europe
Veerstraat 38
P.O. Box 234
5830 AE Boxmeer
The Netherlands
tel. (31) 485 589 499
fax (31) 485 522 281

Nutreco Aquaculture Japan
Suite #702, Abundant '95
12-1, 3 Chome, Hakataekihigashi,
Hakata
Fukuoka-City,
Fukuoka 812-0013
Japan
tel. (81) 92 432 1301
fax (81) 92 412 5299

Yamaha Nutreco Aquatech
Suite #702, Abundant '95
12-1, 3 Chome,
Hakataekihigashi,
Hakata
Fukuoka-City,
Fukuoka 812-0013
Japan
tel. (81) 92 432 1301
fax (81) 92 412 5299
www.yna.co.jp

SALMON

Marine Harvest Canada
1211 Cypress Street
Campbell River,
B.C. V9W 2Z3
Canada
tel. (1) 250 286 1144
fax (1) 250 287 2346
www.marine-harvest.com

Marine Harvest Scotland
Marine Harvest Scotland
Craigcrook Castle
Edinburgh, EH4 3TU
United Kingdom
tel. (44) 131 336 1777
fax (44) 131 336 1198
www.marine-harvest.com

Marine Harvest Norway
Marine Harvest Norway
Sandviksboder 66
P.O. Box 4102 - Draeggen
5835 Bergen
Norway
tel. (47) 5554 7200
fax (47) 5554 7290
www.marine-harvest.com

Marine Harvest Chile
Avda. Diego Portales 1450
Casilla 201
Puerto Montt
Chile
tel. (56) 65 26 1510
fax (56) 65 26 1545
www.marine-harvest.com

Marine Harvest Ireland
Kindrum, Cashel P.O.
Letterkenney
County Donegal
Ireland
tel. (353) 74 59 071
fax (353) 74 59 077
www.marine-harvest.com

Marine Harvest USA
1600 S. Federal Highway
Suite 811
Fort Lauderdale, FL 33062
U.S.A.
tel. (1) 954 782 4015
fax (1) 954 782 5897
www.marine-harvest.com

NUTRECO AGRICULTURE

Veerstraat 38
P.O. Box 220
5830 AE Boxmeer
The Netherlands
tel. (31) 485 589 955
fax (31) 485 574 518

Nutreco Swine Research Centre
Boxmeerseweg 30
5845 ET St. Anthonis
The Netherlands
tel. (31) 485 581 888
fax (31) 485 577 311

Nutreco Poultry Research Centre
Ctra. CM-4004, km 10,5
45950 Casarrubios del Monte
Toledo
Spain
tel. (34) 925 53 5286
fax (34) 925 53 5330

Nutreco Ruminant
Research Centre
Veerstraat 38
P.O. Box 220
5830 AE Boxmeer
The Netherlands
tel. (31) 485 589 449
fax (31) 485 522 090

Nutreco Breeding
Research Centre
Veerstraat 38
P.O. Box 220
5830 AA Boxmeer
The Netherlands
tel. (31) 485 589 205
fax (31) 485 568 183

AGRI INTERNATIONAL

S/W Europe & Americas
Nijverheidsweg 2
P.O. Box 40
3880 AA PUTTEN
The Netherlands
tel. (31) 341 371 611
fax (31) 341 371 786
www.trouw-nutrition.com

Trouw Nutrition France
Bord'Haut de Vigny
95450 Vigny
France
tel. (33) 1 346 788 88
fax. (33) 1 346 788 95

Trouw Nutrition Italia
Via del Lavoro, 13 - Z.I.
37012 Bussolengo (VR)
Italy
tel. (39) 045 67 64 311
fax (39) 045 67 67 744

Trouw Nutrition España
Ronda de Poniente, 9
28760 Tres Cantos (Madrid)
Spain
tel. (34) 918 07 5420
fax (34) 918 03 4439

Trouw Nutrition UK
Wincham
Northwich
Cheshire CW9 6DF
United Kingdom
tel. (44) 160 641 1330
fax (44) 160 635 0246
www.trouw-nutrition.co.uk

Trouw Nutrition Ireland
36 Ship Street
Belfast N.I., BT 15JL
United Kingdom
tel. (44) 1232 748 23
fax (44) 1232 352 767

Trouw Nutrition Portugal
Largo do Campo Pequeno 41 R/C
1000 Lisbao
Portugal
tel. (351) 179 654 78
fax (351) 179 370 53

Trouw Nutrition USA
115 Executive Drive
P.O. Box 219
Highland, IL 62249
U.S.A.
tel. (1) 618 654 2070
fax (1) 618 654 6700

Trouw Nutrition Mexico
Luis Enrique Williams 792
Parque Ind. Belenes Norte
Zapopan, Jalisco CP 45150
Mexico
tel. (52) 33 656 6400
fax (52) 33 656 8339

N/C Europe & Asia
Nijverheidsweg 2
P.O. Box 40
3880 AA Putten
The Netherlands
tel. (31) 341 371 611
fax (31) 341 371 786
www.trouw-nutrition.com

Trouw Nutrition Belgium
Akkerhage 4
9000 Gent
Belgium
tel. (32) 9 243 9120
fax (32) 9 221 0033

Hendrix Feed Xiangtan
Yaoqian Cun, Bantang Xiang
Yuetang Qu, Hunan,
411102
PR China
tel. (86) 732 557 0222
fax (86) 732 557 0666

Trouw Nutrition Denmark
Park Allé 26
6600 Vejen
Denmark
tel. (45) 75 361 233
fax (45) 75 364 929

Trouw Nutrition Deutschland
Gempfinger Strasse 15
86666 Burgheim
Germany
tel. (49) 84 32 89111
fax (49) 84 32 89151

Hendrix Környe
Tópart u. 1.
P.O. Box 33
2851 Környe
Hungary
tel. (36) 34 573 571
fax (36) 34 573 582

Trouw Nutrition Nederland
Nijverheidsweg 2
P.O. Box 40
3880 AA Putten
The Netherlands
tel. (31) 341 371 611
fax (31) 341 371 600

Hifeed
Veerstraat 38
P.O. Box 30
5830 AA Boxmeer
The Netherlands
tel. (31) 485 589 988
fax (31) 485 575 567
www.hifeed.com

Trouw Nutrition Polska
Chrzanowska 21/25 Str.
05-825 Grodzisk Mazowiecki
Poland
tel. (48) 22 75 55 676
fax (48) 22 75 52 047

Hendrix SP. Z O. O.
Ul. Chlodna 64
00872-Warsawa
Poland
tel. (48) 22 66 16 415
fax (48) 22 66 16 414

AGRI IBERICA

Nanta
Nanta
Ronda de Poniente, 9
28760 Tres Cantos (Madrid)
Spain
tel. (34) 918 07 5410
fax (34) 918 03 2515
www.nanta.es

Nanta Reus
Apartado 144
Crta. Reus-Tarragona
desvío La Canonja, s/n
43204 Reus (Tarragona)
Spain
tel. (34) 977 54 0000
fax (34) 977 54 9341

Nanta Almendralejo
Apartado 22
Crta. de Mérida, s/n
06200 Almendralejo (Badajoz)
Spain
tel. (34) 924 67 0019
fax (34) 924 67 1733

Nanta León
Crta. León-Astorga, km. 30
24286 Hospital de Orbigo (León)
Spain
tel. (34) 987 36 1000
fax (34) 987 38 8151

Nanta Griñon
Camino de Ugena, s/n
28970 Griñon (Madrid)
Spain
tel. (34) 918 14 0125
fax (34) 918 14 0215

Nanta Murcia
Fuente Alamo
30334 Las Palas (Murcia)
Spain
tel. (34) 968 15 9325
fax (34) 968 15 9064

Nanta Sevilla
Apartado 74
Crta. Dos Hermanas-Utrera, km 2,5
41700 Dos Hermanas (Sevilla)
Spain
tel. (34) 955 66 5544
fax (34) 954 72 7853

Nanta Valencia
Apartado 2183
Carretera del Machistre s/n
46133 Meliana (Valencia)
Spain
tel. (34) 961 49 1500
fax (34) 961 49 1507

Nanta Valladolid
Tras Estación, 10
47230 Tudela de Duero
(Valladolid)
Spain
tel. (34) 983 52 0304
fax (34) 983 52 0711

Nanta Zaragoza
c/Baleares, s/n
50620 Casetas (Zaragoza)
Spain
tel. (34) 976 77 1193
fax (34) 976 77 3738

Piensos Nanfor
C/La Esclavitud, s/n
15980 Padron (La Coruña)
Spain
tel. (34) 981 50 9800
fax (34) 981 50 9898

Piensos Nanpro
Crta. Nacional 601, Km 87, 900
40291 Tabanera Le Luenga (Segovia)
Spain
tel. (34) 921 561 925
fax (34) 921561 935

Inga Food
Ronda de Poniente, 9
28760 Tres Cantos (Madrid)
Spain
tel. (34) 918 03 3744
fax (34) 918 04 1443

Nanta de Portugal
Estaçao Rio de Galinhas
Apartado 2
Marco de Canaveses 4630
Portugal
tel. (351) 255 538 220
fax (351) 255 538 221

SADA

SADA
Ronda de Poniente, 9
28760 Tres Cantos (Madrid)
Spain
tel. (34) 918 07 5430
fax (34) 918 04 0599

SADA Canarias
c/Majanillos s/n
Barranco Grande
38108 Santa Cruz de Tenerife
Spain
tel. (34) 922 61 3866
fax (34) 922 62 1661

SADA Centro
División Centro
Camino de San Andrián, s/n
47008 Valladolid
Spain
tel. (34) 983 22 4449
fax (34) 983 22 2595

SADA Centro
División Galicia
Castro Riberas de Lea
27260 Lugo
Spain
tel. (34) 982 31 1000
fax (34) 982 31 0403

SADA Este
Partida dels Germanells, s/n
46138 Rafelbunyol (Valencia)
Spain
tel. (34) 961 41 2244
fax (34) 961 41 2176

SADA Sur
Crta. La Rinconada,
km. 4,800
41309 La Rinconada (Sevilla)
Spain
tel. (34) 954 91 5020
fax (34) 954 91 5067

Grupo SADA,
Processed Products Division
Crta.Cedillo, km 1,2
45212 Lominchar (Toledo)
Spain
tel. (34) 925 55 8001
fax (34) 925 55 8126

SADA Catalunya
Poligono Industrial El Segre
Avda. De la Industria,
P402-403
25191 Lleida
Spain
tel. (34) 973 201 212
fax (34) 973 206 112

Agrovic
Ronda de Poniente, 9
28760 Tres Cantos (Madrid)
Spain
tel. (34) 918 07 5410
fax (34) 918 03 2515

Agrovic Alimentacion
Ronda de Poniente, 9
28760 Tres Cantos (Madrid)
Spain
tel. (34) 918 07 5410
fax (34) 918 03 2514

Agrovic Levante
Crta. Valencia
Alicante, Km. 226,6
Sueca (Valancia)
Spain
tel. (34) 96 170 1866
fax (34) 96 170 2162

Agrovic Noreste
Ctra. Berga s/n
San Fruitós de Bages
08272 Barcelona
Spain
tel. (34) 938 78 7851
fax (34) 938 77 0175

Agrovic Noroeste
C/Progreso, no 31
36400 Porriño (Pontevedra)
Spain
tel. (34) 986 33 0154
fax (34) 986 33 6624

Agrovic Sur
Polig. Industrial La Red
Parcelas 45A, C y D
41500 Alcala de Guadaira (Sevilla)
Spain
tel. (34) 955 63 4230
fax (34) 955 63 1209

Masa Proavic
Ctra. Dárboc, Km. 1,600
Vilanova i la Geltrú
08800 Barcelona
Spain
tel. (34) 938 93 0889
fax (34) 938 93 5954

AGRI NORTHERN EUROPE

Pingo Poultry
Veerstraat 38
P.O. Box 220
5830 AE Boxmeer
tel. (31) 485 589 639
fax (31) 485 573 956

Pingo Poultry Products
Kolmenstraat 149
3512 Hasselt-Stevoort
Belgium
tel. (32) 11 590120
fax (32) 11 590139

Pingo Poultry Farming
Veerstraat 38
P.O. Box 129
5830 AC Boxmeer
The Netherlands
Tel. (31) 485 589 999
Fax (31) 485 589 642

Hendrix N.V.
Westkaai 21
2170 Merksem
Belgium
tel. (32) 3 640 9411
fax (32) 3 640 9450

Pingo Poultry Ingredients
Breukersweg 10
P.O. Box 11
7470 AA Goor
The Netherlands
tel. (31) 547 284868
fax (31) 547 284850

Pingo Poultry Products
Hondsnestsstraat 17
5321 GT Hedel
The Netherlands
Tel. (31) 73 599 4040
Fax (31) 73 599 4134

Hencu
Pluimveeverwerkende Industrie
De Hork 1
P.O. Box 59
5430 AB Cuijk
The Netherlands
tel. (31) 485 336677
fax (31) 485 316195

Ham Kip NV
Oude Bunders 2051
Postbus 104
3630 MAASMECHELEN
Belgium
tel. (32) 89 77 95 00
fax (32) 89 77 95 01

Pingo Poultry Food Service
Tramweg 43
5730 AA Mierlo
The Netherlands
tel. (31) 492 677 222
fax (31) 492 677 200

Hendrix Meat Group
Hendrix Meat Group
Veerstraat 38
P.O. Box 220
5830 AE Boxmeer
The Netherlands
tel. (31) 485 589 512
fax (31) 485 578 456

Hendrix Meat Group
Kerkstraat 40
P.O. Box 39
6650 AA Druten
The Netherlands
tel. (31) 487 587 711
fax (31) 487 516 559

Hendrix Meat Group
Eerste Bokslootweg 8
P.O. Box 2156
7801 CD Emmen
The Netherlands
tel. (31) 591 641 800
fax (31) 591 642 641

Hendrix Meat Group
Galgenkampsweg 10A
P.O. Box 84
7940 AB Meppel
The Netherlands
tel. (31) 522 253 305
fax (31) 522 260 156

Centrale Slagerij
Hendrix Meat Group
Kanaalweg 15
P.O. Box 65
9410 AB Beilen
The Netherlands
tel. (31) 593 538 680
fax (31) 593 538 750

Centrale Slagerij
Hendrix Meat Group
Marconistraat 6
7903 AG Hoogeveen
The Netherlands
tel. (31) 528 287 287
fax (31) 528 274 601

Centrale Slagerij
Hendrix Meat Group
Broekstraat 4
P.O. Box 73
5710 AB Someren
The Netherlands
tel. (31) 493 441 856
fax (31) 493 441 851

Euribrid
Euribrid
Veerstraat 38
P.O. Box 30
5830 AA Boxmeer
The Netherlands
tel. (31) 485 589922
fax (31) 485 520137
www.euribrid.com

Hypor
Veerstraat 38
P.O. Box 30
5830 AA Boxmeer
The Netherlands
tel. (31) 485 589693
fax (31) 485 520052
www.hypor.com

Hybro
Veerstraat 38
P.O. Box 30
5830 AA Boxmeer
The Netherlands
tel. (31) 485 589226
fax (31) 485 568058
www.hybrobreeders.com

Hendrix Poultry Breeders
Spoorstraat 69
P.O. Box 114
5830 AC Boxmeer
The Netherlands
tel. (31) 485 319 111
fax (31) 485 319 112
www.hendrix-poultry.nl

Euribrid
Schoonhovenbos 10
3200 Aarschot
Belgium
tel. (32) 16 55 19 50
fax (32) 16 56 85 15

Hybrid Turkeys
650 Riverbend Drive,
suite C
Kitchener,
Ontario N2K 3S2
Canada
tel. (1) 519 578 2740
fax (1) 519 578 1870
www.hybridturkeys.com

Euribrid España
c/José Luis Bugallal Marchesi,
7 Bajo-DCHA
15008 La Coruña
Spain
tel. (34) 981 16 9192
fax (34) 981 16 9888

Plumex B.V.
Veerstraat 38
P.O. Box 1
5830 MA Boxmeer
The Netherlands
tel. (31) 485 589 480
fax (31) 485 577 225
www.plumex.com

Agri Feed Benelux
Hendrix UTD
Veerstraat 38
P.O. Box 1
5830 MA Boxmeer
The Netherlands
tel. (31) 485 589 911
fax (31) 485 575 955
www.hendrixutd.nl

Hedimix
Veerstraat 38
P.O. Box 1
5830 MA BOXMEER
The Netherlands
tel. (31) 485 589 880
fax (31) 485 521 099

Hendrix N.V.
Westkaai 21
2170 Merksem
Belgium
tel. (32) 3 640 9411
fax (32) 3 640 9450

Voeders Haeck
Zuidkaai 6
8770 Ingelmunster
Belgium
tel. (32) 51 335 100
fax (32) 51 335 121

Pavo N.V.
Westkaai 21
2170 Merksem
Belgium
tel. (32) 3 640 9409
fax (32) 3 640 9410
www.pavo.be

Stimulan
Hoevenlakenseweg 202
P.O. Box 568
3770 AN Barneveld
The Netherlands
tel. (31) 342 462 166
fax (31) 342 462 454
www.pavo.nl

Reudink Biologische Voeders
Molenweg 11
P.O. Box 24
5820 AA Vierlingsbeek
The Netherlands
tel. (31) 478 634 114
fax (31) 478 634 121
www.reudink.nl

Hendrix Deutschland
Wiesenstrasse 38
P.O. Box 100209
47574 Goch
Germany
tel. (49) 28 23 93150
fax (49) 28 23 18478

Hendrix Illesch
Treuenbrietzener Straße 91a
14913 Bardenitz
Germany
Tel. (49) 337 487 0420
Fax (49) 337 487 0419

Pavo GmbH
P.O. Box 100209
47562 Goch
Germany
tel. (49) 282 341 7535
fax (49) 282 341 7537

When what is now known as Nutreco was created in the autumn of 1994, a great amount of thought was given to the company identity. The nutrition industry relies on and respects the earth and its resources. For this reason, the company colours, green and blue, were specifically chosen to represent elements of the world in which people live and work – land and water, agriculture and aquaculture. Nutreco's logo, two corresponding curves of colour, symbolises the synergy between the two business streams. The company name, Nutreco, is a combination of three distinct words: Nutrition, Ecology and Economy.

HACCP Hazard Analysis Critical Control Point, an international quality control system used for tracing and controlling critical points. The system has been adopted from the US Food and Drug Administration (FDA)

Hatchery *In relation to both poultry and fish: a facility for hatching eggs* under highly controlled conditions

ICT Information and Communication Technology: the use of information technology to share information and data within a company or organisation

IKB Integrale Keten Beheersing (Integral Chain Control), a quality control system

ISO International Standards Organisation

Layers Poultry bred and kept for the production of eggs

Multiskilling Broadening and enhancing the skills of employees so that they are able to perform a wider range of tasks, thus increasing their job satisfaction

Organic Feed and food products where artificial fertiliser and/or chemical crop-protection agents are not used in their production, or are strictly limited

Premix Mixture of high-quality nutrients, such as vitamins, trace elements and minerals, used in the production of concentrates and compound feed

QACCP Quality Analysis of Critical Control Points, a quality control system

Salmonids Fish that are members of the Family Salmonidae, including salmon species, sea trout and rainbow trout

Traceability The ability to determine a product's origin and processing history by means of consistent and frequent data registration

GLOSSARY

Agriculture	Cultivation of crops and the raising of animals
Aquaculture	Culture of aquatic animals, and plants
Benchmark	A standard that can be used to measure or compare
Broilers	Chickens specially farmed for meat production
Compound feed	Feed composed of various raw materials according to exact formulations and containing all nutrients essential for an animal's growth
Concentrates	Mixture of vitamins, trace elements, minerals (premix) and proteins used in the production of compound feed
Dioxin	Chlorinated polynuclear aromatic 'dioxin' compounds. These compounds are formed during incineration and are always present in nature. Of the 210 known types of dioxin, 17 are considered as toxic. Owing to the strong decrease in dioxin-generating processes, the concentration of dioxin pollution is diminishing
EBITA	Earnings Before Interest, Tax and Amortisation
Fish feed	A compound feed prepared for fish, having a higher protein and energy content than compound feed for land animals
Food (production) chain	In the sense relevant to Nutreco: the sequence of breeding, farming, processing and distribution activities resulting in consumer products
Gene pool	Collection of breeding stock whose relevant gene material is fully documented and therefore can be used selectively in breeding programmes
GMO	Genetically Modified Organisms
GMP	Good Manufacturing Practices

Nutreco Holding N.V.
Prins Frederiklaan 4
P.O. Box 299
3800 AG Amersfoort
The Netherlands

tel. (31) 33 422 6100
fax (31) 33 422 6101
www.nutreco.com

SOCIAL & ENVIRONMENTAL

report 2001





nutreco

contents



The Nutreco Social and Environmental Report 2001 contains interviews with several opinion leaders. The interviewees were not involved in the reporting process and were free to express independent views.

This report has been prepared referring to the Global Reporting Initiative's June 2000 Sustainability Reporting Guidelines. Chapter five is not part of those guidelines but offers descriptions of relevant activities in 2001.


Safety

CHAPTER 1

Safety and Sustainability



The second Nutreco Social and Environmental Report has two key themes that were present throughout 2001, and continue to be in 2002, safety and sustainability. The themes are reflected through the report and in the interviews we have conducted with a number of opinion leaders. I would like to thank the interviewees for their willingness to contribute and hope they find in this report appropriate responses to the views and concerns they express.

In Nutreco our intention is to be transparent. Our first Social and Environmental Report, on the year 2000, was a further contribution to open dialogue — following initiatives such as the AquaVision and Agri Vision conferences. We were pleased to have stimulated a dialogue, which brought well-considered comments from a range of outside observers and stakeholders

We have reviewed the comments carefully and, I trust, these people will recognise additions and improvements in this year's report as a result. For example, we have searched for external benchmarks, with some difficulty as our external sustainability consultants mention in their introduction to chapter 6, and we have put down markers and set targets for the future. It is a challenge, to bring into a consolidated report the results of a large number of individual companies, operating in different sectors of the industry and in different countries or regions. Again, as a guide, the report has been prepared referring to the Global Reporting Initiative's June 2000 Sustainability Reporting Guidelines.

In addition to the comments last year's report stimulated from external sources, we received many reactions from inside the company. The report, together with the presence of the Credo, raised the profile of social and environmental responsibility within Nutreco, leading many operating companies to look even more carefully at their performance and to put improvements in place. This has become a prime subject for attention, as described in chapter 7. Regardless of activity or location, all Nutreco companies must have internal programmes in place to address the issues raised in this report.

We still have work to do. We were disappointed to see the rate of lost time injuries had increased. While the increase can be identified as mainly due to companies new to Nutreco it does not alter the fact that the underlying figures, in the companies reported on last year, remained unchanged. A reduction in these figures is among the targets mentioned above. On the other hand we can point to continued improvement in internal audit results and we can report continuing reduction in levels of contaminants such as dioxins in fish.

In Nutreco our intention is to be transparent.

Contamination in food products continues to preoccupy public opinion. Recent incidents and a general feeling of uncertainty are threatening to undermine consumer confidence in food and food products where this point is concerned. The media and action groups play an important role in this regard.

As we state in our Credo, Nutreco respects the opinions of stakeholders and we welcome their views. In the report, there are descriptions of developing relationships with a number of NGOs. There are times, though, when industries and regulatory authorities are faced with pressure from groups with zero tolerance, for example wishing to apply an absolute precautionary principle. The progress made in analytical technology makes it possible to show contamination as minute as a millionth of a millionth gram. In laboratories, values are determined that result in maximum permitted levels that, with the necessary safety margins, are often equal to naturally occurring background levels. While a zero-tolerance policy is liable to result in an unworkable situation, we must recognise that emotion and perception can be as relevant as facts and science.

In a world that can never be entirely free of risk, though we continuously aim to eliminate it, Nutreco must listen to external views and balance them with practicality and the interests of all stakeholders, leading to sustainable modern aquaculture and agriculture, inspired by consumer demand and providing food that is safe, healthy and nutritious.

As an addition to the report this year, we have included a chapter that looks at Nutreco in one of the main countries in which we operate — Chile. In future years we shall visit other Nutreco countries.

We are proud of our record in Chile as socially responsible and environmentally sensitive. We often are pioneers in both feed production and salmon farming, introducing the latest technology to the country. I believe this report justifies our pride. Some readers will know of the unfortunate disruption in our usual good relationship with part of the workforce in Chile in 2001, leading to a short strike. The strike ended as it became clear our employees were among the best paid for the aquaculture industry in Chile. However, incidents such as this underline the importance of maintaining communication and open dialogue. D

Wout Dekker
CEO Nutreco
12 April 2002

An introduction





INSPIRED BY CONSUMERS

Nutreco is a global food company, inspired by consumer demands, creating value through sustainable modern aquaculture and agriculture. Its activities span the globe and are characterised by a commitment to food safety and to transparency through strict quality control and traceability. Nutreco activities cover selected stages of the value chains of salmon, poultry and pigs, including breeding, farming, processing and marketing. Nutreco is also active in premixes, compound feeds and speciality feeds. At all stages, the ultimate objective is to meet the requirements and preferences of consumers.

Nutreco is committed to supplying the consumer with attractive, nutritious and safe food from environmentally responsible and renewable sources, either directly to the retail industry or by providing the aquaculture, agriculture and food industries with appropriate and economically viable products and services.

CHAPTER 2

An Introduction to Nutreco

The leadership position that Nutreco holds in its selected food chains inevitably brings responsibilities towards the general public and those who serve them, including farmers, processors, distributors, retailers and the food service and processing industries. Nutreco takes those responsibilities seriously and they form a prime consideration in the preparation of business plans. Key themes throughout all planning and operational activities of Nutreco can be summarised as safety and traceability, quality and reliability, innovation and customer service, and value for money from sustainable agriculture and aquaculture.



to Nutreco

Further information on Nutreco

and its activities is available in the Nutreco Annual Report, the Nutreco brochure — *Creating Value in a Changing World*, and on the Nutreco web site, www.nutreco.com

NUTRECO THE COMPANY

Nutreco has its headquarters in the Netherlands and operating companies in over 20 countries. They are grouped in two Business Streams — Nutreco Aquaculture and Nutreco Agriculture. Each is divided into Business Groups that comprise a series of Business Units made up of Operating Companies.

✓ NUTRECO AQUACULTURE

Salmon is increasingly popular. It is seen as healthy, tasty, reliable, simple to prepare, versatile in use and available all year. Nutreco Aquaculture, as the world's *leading company in modern aquaculture*, is helping to meet the growing demand and playing a key role in the development of the industry.

The Business Group Fish Feed manufacturing operations serve fish farmers throughout Europe, in North and South America and in Japan and the Asia-Pacific region. The main activities are located in the salmon farming countries of Norway, Chile, Canada, Scotland and Ireland, in the South Pacific and the trout and marine species farming areas in Europe.

As Business Group Marine Harvest, Nutreco Aquaculture is active in salmon farming in Norway, Chile, Canada, Scotland, Ireland and Australia. It has fish processing plants in Norway, Chile, Scotland, Ireland and France, serving the world with high quality farmed fish and fish products. In Canada this activity is outsourced, but is operated in accordance with Marine Harvest standards. A wide range of products, from whole fish to sushi or ready-to-smoke fillets, is marketed to the retailers, wholesalers, the food service industry and further processors. Marine Harvest is expanding activities further with species such as halibut and cod.

✓ NUTRECO AGRICULTURE

Poultry and pigs are leading sources of meat, with rising consumption in developing economies and increasing demands for value-added products in the developed economies.

Nutreco Agriculture has three Business Groups — Agri Northern Europe, Agri International and Agri Ibérica. Through the activities of these Business Groups, Nutreco Agriculture is a European leader in poultry and pork products, a global leader in nutritional feed and feed ingredients and in animal breeding.

As a leading breeder of poultry and pigs, Nutreco Agriculture provides livestock to suit the farming methods of today, and tomorrow. Its premix plants prepare essential high value ingredients and nutrients for animal feed producers throughout Europe, the United States and beyond. In Europe, Nutreco mills produce feeds for poultry, pigs, ruminants and many other species and dry food for pets.

High quality integrated pork and poultry production combines with livestock from carefully chosen producers to supply Nutreco processing and packaging plants in Belgium, the Netherlands and Spain. These provide food processing, food service and retail in many countries with meat products that match consumer demands and on which they can rely. D

Meeting consumer needs and preferences

As a major food company, Nutreco has an important role in working with retailers, food service and the food processing industry to address the evolving needs and preferences of all consumers, and society at large. Rising living standards combine a growing demand for value-added products with increasing attention to safety, sustainability and animal welfare.

Food safety is the focus of a continuous improvement programme at all stages. For Nutreco, food safety includes elements such as technology development and consumer trend analyses — areas where Nutreco aims to have a leading edge. Comprehensive traceability procedures and systems reinforce safety standards.

Sustainability is a key driver in Nutreco's development, with respect to the environment, product quality and animal welfare — leading to improved methods in both conventional and emerging alternative systems.



Vision



Piet Sprengers,
Director Vereniging van Beleggers voor Duurzame Ontwikkeling (VBDO), the Netherlands
(The Dutch Association of Social and Sustainable Investors/Investors for Sustainable Development)

The principle feature VBDO looks for in any company is transparency. For Nutreco, in the food sector, this is especially important – for both its social and environmental performance. Society must be able to see what Nutreco is doing and how that can be sustainable.

CHAPTER 3
Vision for Growth

"TRANSPARENCY IS VITAL IN THE FOOD SECTOR"

Nutreco faces the challenge of striving towards increasing food production, to feed more people, while achieving a continuous reduction in the environmental burden this presents. At the same time, Nutreco must aim to provide food of ever higher quality. Companies that accomplish this will be the most successful in the long term.

What Nutreco is doing in aquaculture, in particular, can be very important for everyone. As the wild catches decline we need an alternative source of the nutritional benefits of fish. Nutreco is in a position to provide a good solution. If they do this right, they have a great future.

The corporate vision of Nutreco is to combine transparency with continuing vigour through participation in food value chains. Nutreco aims to provide consumers with food that clearly is safe, healthy and nutritious and that comes from sustainable resources, while maintaining an enlightened attitude towards employees, society and the communities in which it operates, to the environment and animal welfare.

for growth

IMPROVING THE IMAGE BY LIFTING THE VEIL

Aware of the increasing calls upon corporations such as Nutreco to provide more than financial information to the public, in 2001 Nutreco published its first Social and Environmental Report, on the year 2000. This is complementary to the Annual Report and the two publications provide a more complete picture of Nutreco.

Broadly, the report was welcomed as a positive move toward the transparency required by bodies such as VBDO. Nutreco was honoured to receive an award in the Netherlands from VMA (the Association of Environmental Accountancy) and the Royal NIVRA (the Dutch Institute of Chartered Accountants), as the 'best first time reporter'.

However, the report was not entirely without shortcomings, which is inevitable with a first report. In some cases no data was available because the factor had not been identified sufficiently in advance. In others, such as power consumption, figures were collected for the year in question but figures from earlier years were incomplete so that valid trends and comparisons were not possible.

As with all Nutreco activities, a process of continuous improvement is sought. The experience gained, together with feedback from outside bodies such as VBDO and from within Nutreco, has helped guide the preparation for the 2001 report.

Comments included the call for greater clarity on some issues, the presentation of information from all parts of the company and not selected parts, comparisons with external standards and data — by region and industry — and the setting of benchmarks and targets.

These points are being addressed, beginning with this report and the targets expressed in chapter 7. In some cases it is not yet possible to set targets, as there is insufficient data for credible and achievable figures to be given. Nutreco is aware of these shortcomings and is putting in hand the procedures necessary to overcome them. As a result, over the next few years, the content of these reports will continue to approach objectives set out by bodies such as the Global Reporting Initiative (GRI).

Questions asked in the feedback and discussions resulting from the first report have also led to a review of the way in which Nutreco describes and enacts its internal guidelines, standards and principles. The result should be greater awareness inside and outside the company that these are relevant, valid and strict. Applying them is an essential step towards economic, social and environmental sustainability. Reporting on this application is the route to providing transparency required. D


HSEQ POLICY

For Nutreco, Quality is a core value. This is valid for the quality of products, the health and safety of operations, and the quality of its environmental performance. Nutreco believes this to be an integral part of responsible, efficient and profitable business management.

Nutreco strives to participate in a responsible manner in the food chain with sustainability, based on quality and safety, as a governing principle.

Therefore, Nutreco is committed to the following principles:

- Ensure that working environments are safe and appropriate for employees, suppliers and third parties.
- Contribute to food safety and quality at all points of the food chain where Nutreco is active.
- Apply the principle of sustainability as a driver towards continual improvements in environmental performance.
- Be conscious of and attentive to the impact activities may have on neighbours, the local community and the interests of society in general.

We consider quality awareness and commitment to the HSEQ principles as the pillars of the future success of our company.

This HSEQ policy is valid for all companies and activities where Nutreco has a managerial or operational role.

Wout Dekker
CEO Nutreco
1 May 2001

nutreco

Guidelines and policies

Nutreco has in place a number of measures to ensure that its operations are conducted according to internationally acceptable economical, social and environmental standards. These include Financial Guidelines, Human Resource Standards, the Nutreco HSEQ standards and Policy — monitored through a continuous programme of site audits, the Nutreco Code of Ethical Conduct and the Nutreco Credo which provides a structured statement on the priorities of Nutreco.
These are presented in more detail in the following chapter: Corporate Governance.

Meeting the needs of Society, Environment and Business

CHAPTER 4
Setting the Standards throughout Nutreco

THE NUTRECO CREDO

Nutreco accords the highest priority to the production and supply to the *consumer* of food and food products that are safe, healthy and nutritious. These products will be provided at a fair price, in a sustainable manner and with appropriate verification. Nutreco will contribute to this objective at every point in the food value chains where it is active and, through these contributions, will seek continuous improvement. In fulfilling its objective, Nutreco will respect the different opinions and stimulate dialogue with all stakeholders.

Nutreco will provide *employees* with safe, worthwhile and fairly remunerated jobs. The company will observe the interests of people and the society in which it works and will respect their rights and wishes. Nutreco will treat fairly all suppliers, of goods or services, and will not misuse positions of power. It will treat customers likewise.

Nutreco respects the value of the natural *environment*. It will seek to ensure that the environmental impact of its activities is sustainable and will help suppliers and customers to act in a similar manner.

Nutreco will work continuously to improve *animal welfare* and will encourage suppliers and customers to do likewise.

Nutreco believes that the presence of any Nutreco business or operating company should benefit the *community* in which it is located. Benefit is provided by its contribution to the local economy, through employment and purchasing, and by using its knowledge to the advantage of that community.

By conducting its business in a manner that observes these values, Nutreco will achieve sustainable growth, in harmony with nature and society, and will generate a continuing and acceptable return for shareholders.

CORPORATE GOVERNANCE



To ensure that Nutreco operates according to internationally accepted business practices, a number of common functions are monitored or controlled through the corporate office.

A fundamental requirement placed by the corporate office on all businesses is that they comply with the laws and regulations of the countries and regions in which they are located.

While operating in a supervisory and support capacity, the corporate functions ultimately are able to use reserved powers.

FOOD SAFETY

At the beginning of 2001, Nutreco appointed a Corporate Food Safety Director reporting to the CEO. The creation of this post and related Food Safety Teams underlines the importance to Nutreco of safety at all stages of the food value chains.

A Core Team comprises industry, regulatory and scientific specialists from within Nutreco. The team initiates and promotes the Nutreco Food Safety policies and coordinates food safety activities.

An Anchor Team comprises representatives of both Nutreco business streams. It is concerned with all aspects of Nutreco activities, from raw materials purchasing and production through to marketing and sales. Team members are often involved in specific food safety projects and continuing food safety activities.

A key objective is to stimulate innovation and synergy within food safety and to ensure an efficient implementation of new concepts and technological developments.

Through this structure, food safety has become even more firmly embedded as a fundamental consideration throughout Nutreco.

Rapid, comprehensive traceability

The unique NuTrace® food information system developed by Nutreco during 2001 is designed to provide rapid access to real production data. Two pilot projects, NuTrace® Poultry and NuTrace® Salmon, were successfully set up in the Benelux and Norway. These will expand throughout the company and will be joined by NuTrace® Pork and NuTrace® Feed. The underlying concept for NuTrace® is that of a data warehouse. Data from each stage of the value chain is submitted on a continuous basis to a central server. The NuTrace® software is designed to identify, link and cross link data to create a chain of knowledge from breeding to delivered product. Nutreco feed companies will submit equivalent data. As a result, NuTrace® will provide traceability information from feed to food. More details are given in Chapter 5 on page 26.

The charts on the following pages illustrate the steady improvement in the HSEQ audit average scores over the past 11 years. There are four modules: Total Quality Management, Occupational Health, Safety and Environment. Each of these is assessed on up to ten topics, with 5 to 21 individually scored elements per topic. For example, in Environment, the topic 'Air' has ten elements, including 'emissions from ventilation', 'education and training' and 'records and documentation'. As it is not possible to audit every site every year, year groupings are used to provide a more representative sample.
Measurement is on a scale of 1-100% for all topics.

Nutreco has a clearly defined Health, Safety, Environment and Quality Policy, which is disseminated throughout all companies.

The corresponding Nutreco HSEQ Audit System came into operation in 1990. This rigorous system sets the standards for all aspects of health, safety, environment and quality, covering all organisational and procedural matters. It is based on risk identification and evaluation, corrective actions and appropriate control and monitoring. It incorporates and often exceeds national and international standards as defined, for example, in ILO Conventions (International Labour Organisation) and is significantly stricter and more thorough than any legal requirement.

TABLE 4.1: Nutreco average Total Quality Management


Nutreco average 1991-1994
Nutreco average 1995-1997
Nutreco average 1998-1999
Nutreco average 2000-2001
100
80
60
40
20
0
31
74
81

TABLE 4.2: Nutreco average Occupational Health


Nutreco average 1991-1994
Nutreco average 1995-1997
Nutreco average 1998-1999
Nutreco average 2000-2001
100
80
60
40
20
0
41
64
68

TABLE 4.3: Nutreco average Safety


Nutreco average 1991-1994
Nutreco average 1995-1997
Nutreco average 1998-1999
Nutreco average 2000-2001
100
80
60
40
20
0
31
41
55
61

TABLE 4.4: Nutreco average Environment


Nutreco average 1991-1994
Nutreco average 1995-1997
Nutreco average 1998-1999
Nutreco average 2000-2001
100
80
60
40
20
0
45
74
72
78

The HSEQ standards are applied equally throughout the company, irrespective of site location or function.

A Corporate Audit team audits manufacturing and processing plants every four years, augmented by site inspections. Thirty sites were audited in 2001. An audit takes one to four days — starting with a review of the current situation, including actions, developments and occurrences since the previous audit. A thorough inspection takes place and the auditors complete a detailed questionnaire that addresses all organisational, procedural and technical topics. Additionally, a quantitative rating is used for measuring progress and benchmarking.

Follow-up inspections and monitoring ensure urgent recommendations are taken.

The thoroughness of Nutreco audits mean sites matching these standards have no difficulties in meeting corresponding internationally recognised standards.

International Standards

The standards specified within Social Accountability SA 8000 and the relevant ILO Conventions on employment are endorsed by Nutreco and, where appropriate, are being integrated in the Nutreco HR Standards, HSEQ Policy and HSEQ Audit System. They include the clear assertion that Nutreco does not engage in or support the use of child labour, as defined in these standards and conventions.



THE HSEQ POLICY

For Nutreco, Quality is a core value. This is valid for the quality of products, the health and safety of operations, and the quality of its environmental performance. Nutreco believes this to be an integral part of responsible, efficient and profitable business management.

Nutreco strives to participate in a responsible manner in the food chain, with sustainability, based on quality and safety, as a governing principle.

Therefore, Nutreco is committed to the following principles:

- ✓ Ensure that working environments are safe and appropriate for employees, suppliers and third parties.
- ✓ Contribute to food safety and quality at all points of the food chain where Nutreco is active.
- ✓ Apply the principle of sustainability as a driver towards continual improvements in environmental performance.
- ✓ Be conscious of and attentive to the impact activities may have on neighbours, the local community and the interests of society in general.

We consider quality awareness and commitment to the HSEQ principles as the pillars of the future success of our company.

This HSEQ policy is valid for all companies and activities where Nutreco has a managerial or operational role.

Wout Dekker
CEO Nutreco

HUMAN RESOURCES

The role of the corporate Human Resources office is to set employment standards throughout the company and provide the guidelines that show where Nutreco is aiming. The company is aware that different businesses and companies start from different places and can move at differing speeds, but the key is to head in the same direction and the objective is the optimum balance of company interest and personal interest for everyone.
In the recruitment and treatment of people, Nutreco applies the principle of equal rights and opportunities for people, regardless of age, gender or race.

All decisions regarding appointment, dismissal and remuneration are subject to the "grandfather principle", whereby prior approval of the next higher level should be obtained.

Nutreco's goal is to develop its people to the best of their capabilities, by giving clear targets, challenging tasks, good support and coaching and regular feedback on the accomplishment in the job. Nutreco encourages a culture of open communication, between managers and subordinates and among colleagues.

Human Resources seeks to provide careers that are interesting and to reward ability and effort. The company is keen to ensure its employees are able to develop to their full potential. This helps the company to provide all employees with opportunities and with effective leadership. Together with the right culture, this is central to making Nutreco a good place to work.

LEGAL AND INSURANCE

The corporate legal team ensures that all components of the company are legally constituted and acts as an advice and service provider. Because Nutreco works in several countries, the legal department has established a network of independent legal consultants to provide local knowledge and support.

The corporate insurance team provides cover for property damage and business interruption, general and product liability risks and for fish stocks. Risks are either covered through Nutreco's own captive insurance company, or transferred to external insurers with the active involvement of one worldwide broker.

FINANCE AND ICT

The corporate finance office supports the business managers and helps them steer towards strategic objectives in a way that is financially healthy. Corporate finance covers several topics — accounting, treasury, tax, internal auditing, planning and control and ICT (Information and Communication Technology). The corporate finance team establishes adequate control mechanisms within Nutreco, such as budgets, reporting and reviewing. It manages the cash and finance arrangements for the businesses and supports their business controls. Also, it is responsible for reporting on financial performance to the outside world, for example in the Annual Report. The internal audit function executes operational audits to ensure correct implementation of Nutreco Policies and standards throughout the company.

Industry vision

Nutreco inaugurated and organises the bi-ennial industry conferences — AquaVision and Agri Vision. These aim to enhance the exchange of views and information within its chosen spheres of activity — agriculture and aquaculture — and between the people and organisations involved in these activities and with other stakeholders. The conferences provide a debating forum for companies in the industry, their suppliers and customers, consumer representatives and issue groups, governments and regulatory authorities and the media. For 2002, the organiser of the Salmon Summit, FAO EASTFISH/EUROFISH (a project of FAO - the Food and Agriculture Organization of the United Nations) will join Nutreco in organising AquaVision 11-13 June 2002.
(For further information see www.aquavision.nu). The next Agri Vision will be in 2003.



Agri Vision

For ICT, the corporate function coordinates and enhances the application of ICT in business functions and the creation of common platforms for communication and information exchange. Standardisation is promoted and implemented, wherever appropriate. Specific projects include systems for tracking and tracing information in food production chains, the implementation of production management applications and an intranet, named *avenu*, for the whole of Nutreco.

COMMUNICATIONS

It is the task of corporate communications to ensure that the standards and principles of Nutreco are clearly and adequately communicated throughout the company. Corporate communications also seeks to ensure that the precautions, safeguards and principles of operation of Nutreco are fully communicated in a continuing dialogue with all stakeholders including the media, shareholders, regulatory authorities, public interest groups and the community at large.

In 2001, Corporate Communications led the project to appoint a team of Corporate Reputation Officers to represent the company in all activities and regions. The CROs are appointed at two levels, Executive CRO and Operational CRO. Operational CROs carry out regional-specific communications plans and initiatives, supported by Corporate and by the Executive CROs who provide an overview and ensure time and resources to do the job are available. These posts replaced the National Press Officers.

The preparation and publication of this report, in addition to the Annual Report, is a further manifestation of the Nutreco objective to be transparent and accountable to all stakeholders.

& DEVELOPMENT

Ray Goldberg, George M. Moffett Professor of Agriculture and Business Emeritus at the Harvard Business School, USA

"R&D is at the heart of a company such as Nutreco with its objectives of sustainability and environmental responsibility. It is through technology that we can advance in these areas.

R&D AT THE HEART OF PROGRESS

There are challenges. For example, we must have better means of traceability, from chicken feed given to the hen that produced the eggs that are used in the production of the mayonnaise made from the eggs. Agricultural production is widely seen as causing pollution, even if unintentionally. Converting grass and grain into animal protein inevitably creates problems, especially with animal waste. Technology can help solve such problems with positive solutions, for instance by improving fertility in less fertile areas and by the production of fuel made from the processed animal waste materials. With resources, natural and man-made, the objective is to use less more efficiently. Again technology can help.

At present we are just scratching the surface of the benefits to society that R&D can bring. It offers new, unique foods, nutritionally balanced with the taste, color and texture that people want.

Many companies now wish to characterise themselves as wellness companies -- aiming to improve the lifestyle and health of consumers. R&D is their engine for change and Nutreco is seen as an example of doing it right."

Nutreco aquaculture research and development activities are based at the Nutreco Aquaculture Research Centre (ARC) in Norway, the world's leading salmon-producing country. It is one of the most advanced centres of its kind in the world and covers a wide variety of species and tasks in aquaculture.
Nutreco agricultural research is conducted at a series of centres in the Netherlands, Spain and France devoted to specific segments of the company's businesses. These cover breeding, poultry, pigs, ruminants, turkeys and rabbits.

PRACTICAL APPLICATIONS

The position of Nutreco as a global leader in aquaculture and a European leader in agriculture, and a major presence elsewhere, has largely been achieved through the practical application of the findings from market-driven research and development.

Nutreco has the scale of operation needed to be able to afford its own dedicated research centres. These are staffed by multinational teams of research scientists and technologists and provide the facilities required for effective research.

To extend the activities of the Nutreco research centres, many joint projects are conducted with university and independent research institutes worldwide. Where appropriate, these research centres are contracted to carry out specific assignments. Nutreco holds such basic research to be a fundamental requirement for applied industrial research and development and views these agreements as an integral part of competence improvement.

> Further information on the research facilities, their activities and research projects taking place in 2001 are given in the R&D Appendix, page 74.

Links within Nutreco bring the concerns of consumers, retailers, regulatory authorities and society into focus at Nutreco's research centres. Food safety, animal welfare, the environment, and improved husbandry systems are constant considerations.

Projects tackle current problems in the industry, seek solutions to predicted problems and explore innovative ways of achieving better products and greater sustainability.

Information is exchanged between the research teams and competence networks. Personnel are transferred between centres and between research and commercial tasks. These steps help to ensure knowledge is shared widely and that research has a clear focus on the needs of the company, its customers and society at large. D

R&D IMPACT THROUGHOUT THE VALUE CHAIN


Precision feeding offers multiple benefits
Organic broilers
Animal husbandry
FEED & PREMIXES
BREEDING
FARMING
MARKETING & PROCESSING
Chick feed
Biodiversity
Alternative lipids in feeds for salmon


A Sense of

Professor Yiorgos Mylonadis,
Assistant Professor of Strategy
and International Management,
London Business School, University
of London, UK

"For a company such as Nutreco, a sense of corporate responsibility is essential. Clearly, Nutreco has a responsibility for the environment. To care for the environment is to protect the quality of a major resource. That duty of stewardship extends beyond Nutreco activities. Aquaculture, for example, should not be detrimental to other established uses of the common resource. In animal feeds and animal processing, the stewardship — as both a supplier and customer — includes the care and well-being of the animals involved and of the land that supports their growth.

Corporate social responsibility clearly has costs. As well as direct costs, management attention is given to matters other than the day-to-day activities of the business. However, there are substantial benefits. Responsible corporations become a source of expertise for society. Also, they become aware of emerging issues that may become mainstream concerns and, by anticipating these, they can establish new sources of profit as well as avoid future liabilities.

Employees increasingly do not leave their values at the entry gate. Companies that recognise this have a better relationship with their staff; creating greater value through improved efficiency and innovation.

Finally, companies often forget their licence to operate, granted by society, needs constant renewal. In addition to government regulations there are informal demands of society, expressed by bodies such as NGOs. The value of a company depends on investor confidence. A threat to revoke this licence will dramatically reduce that confidence."

Nutreco is aware that it should be judged on more than its financial performance. Characteristics such as openness to and respect for the communities in which it operates, a clear priority for meeting consumer needs and protecting the integrity and safety of its food products are also important factors if Nutreco is to earn a sustainable place in society.

At a corporate level, Nutreco provides information and access through publications such as this report, the web site, with its FAQs (frequently asked questions), and by taking a lead role in the agriculture and aquaculture conferences, *AquaVision* and *Agri Vision*. Nutreco also is active in discussions with governmental committees and through its research acts as a stimulator of innovation and improvements.

All businesses of Nutreco are encouraged to take a similar open, informative and participative approach.

ETHICS IN BUSINESS

Throughout its existence, Nutreco has had a Code of Conduct that applies to everyone in the company. The code combines responsibilities of the employee to Nutreco with responsibilities of Nutreco and its employees to society.
With the growing awareness of Corporate Social Responsibility, the code has been revised and updated as the Code of Ethical Conduct.

THE NUTRECO CODE OF ETHICAL CONDUCT

The following extracts from the Code of Ethical Conduct illustrate the requirements Nutreco places on itself as a corporation and on its employees.

Employment

The company shall provide a safe and healthy working environment and shall take adequate steps to prevent work-related accidents and injury.

People will be treated with dignity and respect. Cultural differences between the countries in which Nutreco operates will be acknowledged and respected.

All Nutreco staff or applicants for a vacancy with Nutreco shall be offered equal opportunities without discrimination of gender, race or religion.

Nutreco staff shall be entitled to join the Trade Union of their choice.

The minimum age for admission to employment or work shall not be less than the age of completion of compulsory schooling as set by national law and, in any case, shall not be less than 15 years.

Corruption

No financial or other advantages shall be offered to officials or any third party with the purpose that such official or third party should act or refrain from acting in relation to the performance of his duties with a view to obtain or retain business or other improper advantage. No gifts or personal favours of any commercial value may be accepted from a third party.

Integrity of records

Records of transactions reflect reality completely and accurately in accordance with Nutreco's accounting practices. No unrecorded funds or assets are established or maintained.

Copyrights

Copyright laws shall be abided with throughout all Nutreco operations. Software should only be used when duly licensed.

Political contributions

Nutreco does not make political contributions in any of the countries where it operates.

Compliance

Applicable laws and regulations, including applicable national and international competition law requirements, should always be adhered to.

Every employee is personally responsible and accountable for compliance of the Code of Ethical Conduct. Violation of these standards can lead to dismissal and legal prosecution.



LEGISLATORS AND NGOS

This initiative puts into practice one of the Credo commitments: "Nutreco will respect the different opinions and stimulate dialogue with all stakeholders".



Ingvald Løyning, Business Group Managing Director Salmon, and Frederic Hauge of The Bellona Foundation

Nutreco works to establish positive relationships with legislative and regulatory bodies. A process of consultation and cooperation can provide the optimum framework to allow business development while protecting the rights and interests of society and its citizens.

In 2001, Nutreco opened an office in Brussels to monitor the processes and legislative developments of the European Commission, with particular focus on food safety, hygiene and related topics. As an agriculture- and aquaculture-based food company, Nutreco is able to contribute to these discussions. The office can also convey the concerns of Nutreco on practical issues.

Also in 2001, Nutreco began to formalise its many contacts with the NGOs (non-governmental organisations) whose concerns relate to the activities of Nutreco businesses. The task of identifying and establishing contacts with NGOs relevant to Nutreco and its businesses has been made a formal part of the job description of the Corporate Reputation Officer network. The contacts are at all levels, from corporate to operating company, with international NGOs to local pressure groups. This initiative puts into practice one of the Credo commitments: "Nutreco will respect the different opinions and stimulate dialogue with all stakeholders".

The purpose of NGO contacts is to listen to the opinions being expressed and to address valid concerns whenever they can be identified. Equally, there is an open attitude from Nutreco to share valid information, for example emerging knowledge from R&D that can be used to challenge conventional wisdom.

In the Netherlands an active communication has been established with the animal welfare group Dierenbescherming and the environmental group Stichting Natuur en Milieu. Constructive discussions took place, including a joint action to identify the best stunning methods for use with fish. In Norway a similar dialogue has been initiated with the World Wide Fund for Nature.

The three-year agreement signed in Norway between Skretting (fish feed) and Marine Harvest (fish farming, processing, sales and marketing) and The Bellona Foundation provides a further example. Bellona is a science-based, solution-orientated environmental body founded in Norway some 15 years ago. It campaigns against problems of environmental degradation, pollution-induced threats to human health and negative impacts of economic development strategies. The agreement provides opportunities to exchange opinions and experience, to learn from one another and jointly to build competences and trust. Bellona has, for example, commented constructively on the programme to reduce energy consumption.

In 2001, Nutreco became a member of the World Business Council for Sustainable Development, which provides a platform and a credible voice for responsible business to debate sustainability issues with legislators and issue groups. More information can be found in the section on sustainability.


AquaVision

Nutreco inaugurated and organises open industry conferences — *AquaVision* and *Agri Vision*. These platforms for public debate are described in Chapter four, page 13. For further information see *www.aquavision.nu*.

Nutreco Ibérica established FUNDISA, the Iberian Foundation for Food Safety, which gained official recognition by the Spanish authorities in June 2001. It promotes activities, research projects, studies and publications that contribute to enlarging and improving knowledge of food security. Further information at *www.fundisa.org*.

Nutreco is a main sponsor of the aquaculture information web site, owned by the Federation for European Aquaculture Producers, which was in development during 2001. The multi-lingual site aims to provide consumers with objective information on all aspects of modern aquaculture (*www.aquamedia.info*).

A key part of openness is willingness to listen *and to share information*. Surveys and discussions with retailers and the food service industry all lead to new products, for example *Cuk* chickens in Spain and increasing interests in organic production in both agriculture and aquaculture. More details are given in the section on Food and the Consumer.

AWARDS IN 2001

For its Social and Environmental Report, published in 2001, Nutreco won the award as the 'best first time reporter' in the Dutch ACC Award scheme. Judges include the VMA (the Association of Environmental Accountancy) and the Royal NIVRA (the Dutch Institute of Chartered Accountants).

Nutreco was chosen as the Dutch-Canadian 'Business of the Year 2001'. The award was presented jointly by the Canadian Ambassador and the President of the Dutch-Canadian Chamber of Commerce.

Nutreco was presented with the award for best crisis management arrangements by *Investor Relations magazine*.

The Canadian Aquaculture Industry Alliance presented the first Herb Dhaliwal Sustainable Aquaculture Award to Ron Kilmury, Managing Director, Nutreco North America and Marine Harvest Canada.

In Norway, Marine Harvest at Møvik won the Fjell Municipality Gender Equality Award. This was the first time ever the award has been given to a private business.

Again in Norway the Lerang Research Station of the Nutreco Aquaculture Research Centre received the Forsand 2001 Economic Development Award. The Mayor of Forsand said companies such as Nutreco have positive knock-on effects for the whole community.

The Chilean newspaper "Estrategia" selected Marine Harvest Chile for its 2001 award for best business performance in the salmon farming industry.



Ron Kilmury, Managing Director, Nutreco North America and Marine Harvest Canada, receiving the Sustainable Aquaculture Award

At the same event the Faculty of Fishing and Oceanography of the Universidad Austral presented Marine Harvest Chile with the award for staff training.

FUNDISA food safety symposium, Madrid, October 2001


DACION
BERICA PARA
LA SEGURIDA

Symposium & scholarships

In October 2001, FUNDISA organised an international symposium on food safety in Madrid. It attracted well over 250 delegates, mainly from the food and feed industries and from the universities. Twelve speakers came from six countries to represent the industry, consumers, academic research and government authorities. At the conference the first FUNDISA scholarships were announced. The four scholarships, ranged from six months to two years, included two PhD students, and were all closely associated with food safety.

A partnership



Deborah Leipziger,
Corporate Social Responsibility Consultant and co author of the forthcoming book, "Living Corporate Citizenship"

CHAPTER 5

A Partnership with Society

"The boundaries of the company are changing. Supply chain management provides a good example. When sourcing raw materials and products, companies should consider 'how' the material is produced. Issues such as forced and child labour, discrimination and occupational health and safety are on the radar screens of companies and consumers.

A major challenge for companies is the effective implementation and integration of codes of conduct and standards such as quality and environment. There are genuine benefits to be achieved by such integration. For instance, the health and safety of employees can have a direct effect on the quality and safety of food products.

Another challenge lies in achieving an optimum balance on cultural issues. A company needs to respect the culture of a region while promoting core standards on a global scale. Activities in less developed areas add a further role as the company inevitably participates in local development — economically and socially. Companies have responsibilities wherever they are active, not just where their headquarters are located.

Some corporate responsibilities are expressed in the United Nations Global Compact. Corporate Social Responsibility is increasingly becoming a political issue. In Europe we now see the European Commission producing a Green Paper 'For a European Framework on CSR'. Companies such as Nutreco must be aware they have decisions to make.

Finally, recent events, such as 11th September and financial scandals in a major US company, have led to changed attitudes towards risk. People are more conscious of risk and their need to reduce it. Socially responsible companies must contribute to that reduction."



TROUW CHILE

A COMPANY SHOULD CONTRIBUTE

A business enterprise is a corporate member of society and has a duty to support that society in many ways. One of the basic means of contributing is through tax payments. Nutreco has a policy that it will pay its fair share wherever it is operating.

The foundation for this process is to establish co-operative and honest relationships with national tax offices. Nutreco financial operations must be open and transparent and the company aims to be a responsible partner in a value-adding relationship with the fiscal authorities in each country. The objective is to build trust and to be an investor in the economies of the countries where Nutreco is operating.

Tax planning in Nutreco seeks the socially responsible balance of paying what is due, to support society, while retaining its fair share of income for the company and its shareholders. It is the Nutreco experience that this is the basis for long-term stability.

BRIBERY AND CORRUPTION

The Nutreco Code of Ethical Conduct, which is binding on all Nutreco personnel, makes the following statement on corruption.

Corruption

"No financial or other advantages shall be offered to officials or any third party with the purpose that such official or third party should act or refrain from acting in relation to the performance of his duties with a view to obtain or retain business or other improper advantage. No gifts or personal favours of any commercial value may be accepted from a third party."

It should be noted here that all the main countries in which Nutreco operates are among the 25 countries least affected by corruption, as listed in the 2001 Corruption Perceptions Index (*www.transparency.org*). In order of occurrence, they rank as follows in the 91 countries rated: the Netherlands 8, Norway 10, Australia 11, United Kingdom 13, USA 16, Chile and Ireland joint 18, Spain 22, France 23 and Belgium 24.

WORKING IN PARTNERSHIP

Nutreco companies are involved in a number of working partnerships with local populations in areas of emerging and developing economies.

Broilers for China

During 2001, Nutreco set up a project to develop a broiler chicken, and appropriate feed, to meet the requirements of the Chinese market. The project is sponsored by the Dutch government and involves Hybro, the Nutreco broiler breeding business, Trouw Nutrition, the Poultry Research Centre in Spain, the Jiangsu Provincial Institute of Poultry Science in China and Wageningen Agricultural University in the Netherlands.

Current Chinese broilers are not suited to modern production methods but they



Broilers for China

have the preferred flavour and conformation, with more leg meat and less breast meat than European broilers. The project will identify those existing Hybro strains that match Chinese preferences most closely. A breeding programme will aim towards an optimum breed for the Chinese market. At the same time feeds to suit Chinese conditions and to help combat heat stress will be developed. The hot summers in Spain match Chinese conditions fairly well.

Barramundi in the Northern Territory, Australia

Skretting Australia, which became part of Nutreco Aquaculture by acquisition in early 2001, is involved in establishing modern aquaculture as a resource in the tropical waters off Australia's Northern Territory. Planning began in the late 90s. A pilot stage sea farm is located off the coast at Port Hurd on Bathurst Island, 100 km north of the state capital Darwin.

To reach this stage, Skretting Australia set up a positive working partnership with the Tiwi people of Bathurst Island. The Tiwi Land Council and Traditional Owners have committed resources to the project. Currently the project employs 11 people including five Tiwi Islanders. In addition, four elders who own the land where the farm is situated, were employed as advisors on Tiwi culture, so that any cross-cultural issues could be identified and addressed in an appropriate and timely manner.

The first fish, barramundi (also known as Asian sea bass), were put to sea in March 2001 and the first commercial harvest is expected in 2002. A staged development is planned, with the first objective being 1,000 tonnes annually within two years. Stock for the farm came from the Darwin Aquaculture Centre. The decision of the Northern Territory Government to develop this centre was a key factor in the choice of location for the farm.

Equivalent projects have been established with First Nation people in British Columbia, Canada, for some years now. These were reported in the year 2000 Social and Environmental Report. Recent developments, relating to sustainability, are described on page 37.



Skretting Australia set up a positive working partnership with the Tiwi people of Bathurst Island

Youngest employee

In 2001, the youngest employee in Nutreco was Barbara Thim, born July 1986. She joined Trouw Nutrition Deutschland on 1 September 2001 and is working as a trainee, over a three-year period. She is training as a "clerk in an industrial company", under specified working conditions and with a personal tutor.

The Code of Ethical Conduct states: "The minimum age for admission to employment or work shall not be less than the age of completion of compulsory schooling as set by national law and, in any case, shall not be less than 15 years."



EMPLOYMENT CONDITIONS

Wages

The Nutreco Human Resource Standards require that all wages are in line with national legislation. Further, wages should be at least equal to those in equivalent industries in the same country. Because Nutreco companies are keen to recruit and keep a high quality workforce wages are usually above the industry average.

Share Scheme

Each year, when the financial results of the previous year are known, the Supervisory Board decides whether to make an employee share offer. The scheme offers employees an opportunity to invest up to a maximum of EUR 1,800 and receive a bonus, typically 25%, to boost the value of their investment. Details differ according to the country where the employee is based and shares must be held for a minimum of three years. A share offer was made in 2001.

PREPARING FOR LEADERSHIP

Building a high standard of management skills across Nutreco is vital to the future of the company. The need for top quality management increases as the company continues to grow.

In 2001, Nutreco Corporate introduced three programmes: Nutreco Orientation, Nutreco Intercultural Management and Nutreco Management. The programmes run twice a year with 15–20 participants.

The courses increase awareness of management roles and possibilities and help people discover the competencies they need for a successful career in Nutreco.

Access to the courses is through line managers, HR managers or the management development committee.

Agri Northern Europe initiated a Nutreco Orientation Programme (NOP) in October 2001. The course took in nine recruits, all with university degrees though not all in agricultural subjects. The objective is to build a team of young managers with a wide range of commercial and managerial skills.

The NOP has four elements — introduction to Nutreco and Agri Northern Europe, familiarisation with the Business Units, education and training, and up to three projects over the two-year duration. The recruits spend two-week periods in each Business Unit, with hands-on experience of all tasks involved.

The Agri Ibérica talent pool scheme is well established and produces talented and motivated employees able to work in any Agri Ibérica business or joint venture.

New recruits and current employees are picked as having growth potential in management. They must be willing to move as training takes them through different activities and businesses around Spain. In 2001 there were about 60 people in the pool, each with a structured training and personal career plan. Also in 2001 Agri Ibérica prepared its School of New Professionals for launch in February 2002. Ten recruits will work in six business areas. Candidates require a university degree, geographic mobility, the ability to work and learn on their own initiative and the ambition to have responsibility and to bring added value to their activities.

The course lasts two years, with a change of venue and task every four months. On completion, the way is open for a rewarding career in Agri Ibérica and elsewhere in Nutreco. D

US donation follows 11 September

The days immediately following the terrorist attacks on the World Trade Center and the Pentagon were not a time for business as usual. Trouw Nutrition USA had scheduled the firm's annual picnic for 15 September, just four days later. Management and employees decided the money budgeted for the picnic would be donated to the Highland Fire Department on behalf of the Backstoppers New York Fund. That amount — plus additional contributions from employees — totalled $11,810 (EUR 13,650).





Roeline Ham, Quality Co-ordinator, Delhaize, Belgium: an international retailer with a reputation for value and quality

"Refecting consumer demands, Delhaize is currently ensuring that controls and data recording are fully in place along its supply chains. We are introducing protocols for our suppliers of products such as fresh meats, including the chicken and chicken products supplied to Delhaize by Nutreco, through its Pingo Poultry business unit.

Our customers expect strong quality control all along the supply chain, which begins with the feed given to the poultry on the farm and the farm itself. Animal welfare is an integral part of the customer perception of product quality. The quality protocols cover three topics — food safety, traceability and organoleptic quality, that is characteristics such as taste and freshness.

While organoleptic qualities are relatively easy to assess, food safety and traceability are more difficult. For example, it is easy for a supplier to say it has traceability but we must see it clearly in place, both up and down stream. We can see that traceability is well advanced in Nutreco and the quality is good. A company such as Pingo Poultry, which has feed, breeding and farming integrated, has a key advantage in these matters. We have a good relationship with Pingo Poultry and appreciate the professional approach and quick response to Delhaize ideas."

CHAPTER 5

The Food Chain - Quality, Safety and Traceability



FOOD SAFETY INITIATIVES



Food is evidently a vital part in all our lives and for that reason food safety is a top priority. Major incidents, BSE in the UK and dioxin contamination in the Benelux for example, have brought this keenly to everyone's attention, especially in Europe. The media now have food issues high on their agenda, as do the retailers, governments and regulatory authorities, many issue groups and NGOs and, of course, the consumers.

Nutreco believes the most positive response to these concerns is that of openness, transparency and accountability, through documentation of the controls and precautions built into the food value chains where its businesses operate. In this way, Nutreco can build a relationship of trust with customers and consumers.

As described in Chapter 4, page 9, Nutreco appointed a Corporate Food Safety Director at the beginning of 2001 and established Food Safety Core and Anchor teams, including representatives of the businesses. One of the early initiatives was to carry out a company-wide survey on the understanding of and attitudes towards food safety within Nutreco businesses.

Just over 100 personnel were surveyed, providing a distribution across Agriculture, Aquaculture and Corporate, between feed businesses and food processing, representing all geographical regions and including views from Corporate, Business Groups, Business Units and Operating Companies.

The questionnaire was detailed, with over 40 separate issues being assessed.

Following analysis, the results were published within the company. The broad conclusions show that food safety is recognised as an important issue throughout Nutreco and respondents identified a number of areas where standards could be raised even higher than at present. In general respondents define Food Safety very broadly and include with it concerns over animal welfare and sustainability.

The key areas for further attention were food borne diseases, contingency plans, dialogue with NGOs and traceability. All these matters are actively being addressed within Nutreco, as is illustrated throughout this report.

Food Safety Information

In 2001 Nutreco initiated the development of a Food Safety Information database, NuTelligence. The development process will be completed in 2002.

The database is a comprehensive collection of food safety information held by Nutreco. It includes details of all relevant regulations and legislation and information on food safety projects within the company.

HENDRIX MEAT GROUP
a nutreco company

FEED TO FOOD

The Business Group Agri Northern Europe initiated a Feed to Food programme after the 1999 dioxin crisis. Feed to Food is raising food safety levels at all points along the value chains of pig and poultry by implementing Hazard Analysis at Critical Control Points (HACCP). This is a system for risk analysis and identification of the critical points where effective control can be applied. It is possible to obtain HACCP certification through accredited external auditors. In 2001 a number of important advances were made in Feed to Food.

Over the past two years, raw materials suppliers have been audited and classified as red or green, where green indicates the supplier is HACCP certified or is applying HACCP principles. All information on raw materials and suppliers is now stored in the Knowledge Information Manager database, together with risk analysis and process information. Purchases may only be made from suppliers classified as green.

All Agri Feed Benelux feed mills have prepared for HACCP certification. Six achieved certification in 2001 and the remainder will in 2002.

Agri Northern Europe embarked on a pioneering project in 2001 to recruit and audit pig farms with a view to applying HACCP at farm level. Analysis of the risks led to a risk inventory for assessing and rating the farms. Key points for improvement are identified and the farmer is given advice on how this may be achieved. By the end of 2001, around 100 pig farms had been prepared for HACCP certification. The programme will continue in 2002. Agri Northern Europe also began in 2001 to prepare an equivalent programme for poultry farmers.

Processing plants of Hendrix Meat Group prepared in 2001 for HACCP certification. Because of the complexity of processing and the number of employees involved, the main thrust of preparation has been in developing and carrying out training.


NU|RACE
nutreco
Delivery at processing

TRACEABILITY

In food value chains, traceability is central to openness and transparency. This will enhance the trustworthiness of suppliers and the confidence of consumers, as effective traceability enables Nutreco to know where materials have come from and where products have gone. For this reason, Nutreco has invested time, resources and finance during 2001 in developing a unique, sector-leading system for storing and retrieving comprehensive information on the products it supplies through the food value chains, from Feed to Food.

The NuTrace® food information system is now providing access to real production data in Nutreco Agriculture and Nutreco Aquaculture. NuTrace® Poultry and NuTrace® Salmon are running as pilot projects in the Benelux and Norway. These will expand throughout the company and will be joined by NuTrace® Pork and NuTrace® Feed.

The underlying concept for NuTrace® is that of a data warehouse. Data from each stage of the value chain is submitted on a continuous basis to a central server. The NuTrace® software is designed to identify, link and cross-link data to create a chain of knowledge from breeding to delivered product. In addition, Nutreco feed companies will submit equivalent data. As a result, the feed batches used for a specific flock or salmon class can be traced, as can the history of the raw materials and production details.

Because the data is in a data warehouse, answers to queries can be provided rapidly and, for example in a crisis, will not require many hours or even days of tracing work. The information will be accessible within the company through the intranet and can be provided externally as an electronic report or on paper, or through an extranet.

NuTrace® Poultry was demonstrated at both the Anuga and VIV Europe exhibitions in the last quarter of 2001 and was well received by the industry. As NuTrace® develops external information will be brought in.

The NuTrace® Salmon pilot already incorporates a NuTrace® Feed section, with information on raw materials and feed orders.

CHAIN MANAGEMENT PROJECT

At the beginning of 2001, the Hendrix Meat Group in the Netherlands helped initiate a pilot information management system for the meat supply chain, including information on animal welfare and environmental issues. The project was sponsored by the Dutch Ministry of the Environment; academic input was given by the Universities of Nyenrode and Erasmus. Participants are feed mills, farms, slaughterhouses and processing plants. The objective is to gather comprehensive data, which in total will cover aspects pertinent to animal welfare, traceability, sustainability and food safety. Progress was halted temporarily by the foot and mouth outbreak, which prevented visits to participating farms. This part of the project restarted in quarter four. D

Transparency and insights

Much of the information contained in NuTrace® is already recorded but is fragmented, being in various formats and held in separate locations. Automating its collection and processing is contributing to making Nutreco a leader in food safety and in providing transparency towards customers and consumers.
Because of the way information is integrated in NuTrace®, it is possible to use techniques known as data mining to provide valuable insights into the comparative performance of breeds, feeds and the conditions under which animals are raised.




Safe, healthy



Willemien Bax, Deputy Director,
European Consumers Organisation
(Bureau Européen des Unions de
Consommateurs), Brussels, Belgium

CHAPTER 5

Safe, Healthy and Nutritious Food

"Over the past century producers and consumers have become isolated from each other. At the same time, increasing purchasing power enables consumers to afford a wider spectrum of products from many parts of the world, and technological innovations have brought many new foodstuffs to the market. However, consumers are aware that food production and processing have become much more intensive, with higher use of pesticides, fertilisers and chemicals.

At BEUC we feel strongly that consumers have the right to expect the food they buy to be safe. Our food policy therefore supports the following three aims:

- the introduction of a plough-to-plate approach to managing food safety, covering all areas of food production, including primary production;
- emphasis for the responsibility to produce safe food to be placed on food producers; and,
- the traceability of all food and food ingredients.

Consumers also have the right to expect that the food they buy is:

- high quality
- nutritious
- not misleading on health or other properties
- correctly labelled as to nutritional value and the presence of possible allergens or GMOs.

We welcome the fact that the European Commission is establishing the European Food Safety Authority and is taking the plough to plate approach seriously. We also welcome the improvements to labelling legislation and the introduction of the HACCP principles. We believe that primary producers and feed manufacturers should be required to establish the HACCP system. HACCP is a general concept for achieving the highest food safety standards from which no derogation should be allowed."

and nutritious food

FOOD SAFETY IN PRACTICE

Today, consumers, government regulation agencies and the food industry share concerns about a broad range of issues related to food safety. Two issues of critical importance are microbial and chemical contamination. A contaminant is defined as "A substance not intentionally added to food, which is present in such food as a result of production, manufacture, processing, preparation, treatment, packing, packaging transport or holding of such food or as a result of environmental contamination" (Codex Alimentarius Commission, 2000).

Microbial contamination can pose a direct threat to human health. In the realm of chemical contamination, the public has concerns regarding a number of issues including dioxins and PCBs, pesticides, antibiotics, flame retardants and heavy metals. Often these concerns are translated into statutory limits based on the precautionary principle.

Dedicated feed production facilities

From the beginning of 2001, all Nutreco fish feed mills have been dedicated to the production of feeds for fish. Thus the possibility of cross-contamination (mixing of feed for different species) has been eliminated.

Extruded fish feed is a relatively recent product for the feed industry. Many feed mills entered the market as an adjunct to existing activities. The conversion to dedicated mills in Nutreco was achieved by a shift of activities in existing mills and building new, dedicated mills. Until December 2000 some fish feed mills in Italy and Spain also produced pet food or compound feed.

In animal feeds, the situation is more complex as often, for geographical reasons, feed for more than one species is produced at a single site. Nutreco Agriculture has a structure of logistics and production protocols aimed at eliminating opportunities for cross contamination of feeds. All pelleted feeds are produced on species-specific lines.

Nutreco has strict routine procedures and protocols in place to guard against potential microbial and chemical contamination. A Nutreco Aquaculture project on this topic is described in the Appendix.



CONTROLLING MICROBES

Microbial control can be achieved through a combination of HACCP (Hazard Analysis Critical Control Point) and hygiene. HACCP identifies the points of greatest risk in order that hygiene measures can be applied to the greatest effect.

Two representative examples are described here.

Poultry feed, the Netherlands

In the poultry feed mills of Hendrix UTD, in the Netherlands, hygiene protocols apply from raw material intake onwards. Raw materials are grouped as critical and non-critical. Separate silos are used. Critical material silos are emptied and cleaned every two months. Non-critical silos are cleaned twice a year.

Genetic modification

Nutreco is not involved in transgenic breeding programmes for fish, poultry or pigs and has no plans to introduce transgenic techniques or any other form of gene modification. It uses advanced genetic identification methods combined with traditional breeding technology in family based breeding programmes to speed the progress that can be achieved through conventional breeding methods.

All Nutreco animal and fish feed businesses offer non-GMO feeds, certified where applicable as defined, for example, by national standards and the European Commission. In Europe and Chile, all fish feed is non-GMO.

Nutreco in all instances abides by all legal requirements concerning materials used or processed and abides by all labelling requirements of regions and individual governments.

Nutreco does not employ animal testing procedures other than trials used in developing improved feeds and husbandry practices.



Other equipment such as coolers and mixers, and plant floors, are cleaned on a schedule basis — as often as once a month. End product silos are emptied and cleaned every three or four months.

Throughout, raw materials and end products are sampled and checked for microbial content.

The hygiene status of all mills is monitored and rated. For example, the Deventer mill uses a scale of 1 to 10 for each aspect. In 2001 the overall rating was 6.2. Deventer has set a target of 7 for 2002 and has taken on extra personnel for increased cleaning.

Fish processing, Norway

Cleaning in a processing plant is a continuous procedure and part of normal working routine. Swab sampling (wiping the surface with a sterile cloth to collect a representative sample of microbes) is used to check for contamination of equipment and the fish. Flesh samples are taken from processed fish.

All dry equipment surfaces are sampled by swab on a weekly basis. The skins of fish entering the plant are swabbed at least every week, often every day.

Swab samples are transferred to bacterial growth medium and incubated.

The total plate bacteria count gives an overview of the microbial population, without distinguishing between innocuous and hazardous species.

Enterobacteriaceae, a large group including many species monitored individually, is widely used in Europe as a broad parameter. Specific checks include coliform bacteria and *Staphylococcus aureus*, the presence of which would indicate a poor level of hygiene by personnel and/or in primary processing of the fish, or inadequate cleaning of the equipment.

Listeria monocytogenes can enter the processing plant from the surrounding environment, it also is found in seawater. Unlike the previous species, *L. monocytogenes* can build up in numbers on the fish during cold storage.

Other species checked for are *Salmonella* spp. and sulphite-reducing *Clostridia* spp., which include disease-inducing *C. botulinum* and *C. perfringens*.

DIOXINS

Dioxins are potentially present in oils used for animal feeds and the fish oil and fishmeal used in fish feeds. Both Nutreco Agriculture and Nutreco Aquaculture have instigated quality control systems to detect these contaminants. At the Nutreco Laboratory in the Netherlands, EUR 270,000 has been invested in installing a DR-Calux analytical system, in special housing, specifically for analysis of dioxins and dioxin-like PCBs. This method is relatively rapid and has a false negative rate around 1%, in line with standard gas chromatography and mass spectrometry



methods. The EU has proposed that DR-Calux be made an approved standard technique.

Vegetable oils used for animal feed, and increasingly in fish feed, do not contain dioxins. The basis of control here is purchase from reputable sources. This begins with monitoring the regions of origin, selection of suppliers (and subsequent regular audits) and inspections and checks of raw materials when they are delivered to Nutreco plants.

Fish feed is a more complex problem. Dioxins are widespread, through the activities of man, and accumulate in the aquatic environment. They can be detected in all seafood, though usually at extremely low levels measured as picograms (one millionth of a millionth of a gram) per kilogram. Dioxins can be detected at these low levels because of the increasingly sensitive analytical techniques available today.

In response to consumer concerns, Nutreco Aquaculture is taking steps to further reduce dioxins in farmed salmon by modifying the fish oil and fishmeal content of their diets. Any changes should have minimal impact on the levels of health-related omega-3 polyunsaturated fatty acids in the salmon.

Measures include the purchase of raw materials from sources where the background levels are lowest. In 2001 Nutreco Aquaculture applied EU-proposed limits on dioxin content as contractual criteria in the purchase of its raw materials. These limits should attain legal status in mid 2002.



Nutreco Aquaculture researched the use of vegetable oils in fish feed. Vegetable-oil-based feeds have been available in Canada since 1997 when, because of pollution problems, it became necessary to switch from the menhaden oil used previously. Research in Nutreco had already identified rapeseed oil, easily available in Canada, as a suitable alternative. Vegetable-oil-based feeds became available in Chile in 2001 and will be available in Norway, the United Kingdom and Ireland in 2002. Nutreco Aquaculture is also a main participant in trials to investigate the removal of dioxins from raw materials and the effects such treatments have on the nutritional value of the feeds.

In total, Nutreco Aquaculture ran over 160 analyses of feeds and fish for dioxin and PCBs in 2001. There was a clear decrease of levels in feed, reflecting actions being taken. A consequent decrease of levels in farmed salmon is also being observed.

The FAO/WHO Joint Expert Committee on Food Additives (JECFA) at its meeting in June 2001 set a provisional tolerable monthly intake of 70 picograms per kilo body weight per month. In the EU, the Scientific Committee on Food (SCF) set a tolerable weekly intake of 14 picograms per kilo body weight, which is in line with the WHO figure. Based on such information and discussions in Codex Alimentarius, the European Commission has set maximum limits for the content of dioxins (and furans — used e.g. as flame retardants) in foods, with specific limits for each type of foodstuff. These limits come into force in July 2002.



The limit for dioxins and furans in fish is 4 pg/kg but this does not include dioxin-like PCBs. Analyses of Marine Harvest salmon show a total level of dioxins, furans and dioxin-like PCBs of 1.5–2.0 pg/kg. For dioxins alone, the figure is around 0.35 pg/kg. These figures are roughly half those published in 2000 by the Dutch institute for fisheries research, RIVO, for farmed salmon from Scotland and Norway, as part of a survey of some 40 different fish and seafood species. Further details are given in chapter 6 on page 54.

The levels detected in the Marine Harvest salmon already meet the limits of 2002 and those of 2004, when dioxin-like PCBs will be included. As a result of continuing actions to reduce dioxins, furans and dioxin-like PCBs, by 2004 the levels in Marine Harvest salmon will be even lower.

ITALIAN INVESTIGATIONS

In 2001, Hendrix SpA, which manufactures fish feed in Italy, co-operated in a Government-funded research project on the risks of dioxin contamination in farmed trout. In trials at the Hendrix experimental fish farm, trout were fed contaminated feed for one month, then uncontaminated feed for three months. Preliminary results appear promising. Full information will be available in 2002. This project is part of the EU-wide action led by IFOMA, the fishmeal and fish oil trade association and supported by the EU, as reported on page 24 of the 2000 Social and Environmental Report. Nutreco Aquaculture Research Centre is playing a central role.

SALMON MAKES SENSE

There is substantial evidence that oily fish such as salmon have significant mental and physical health benefits. These come from essential omega-3 polyunsaturated fatty acids EPA (eicosapentaenoic acid) and DHA (docosapentaenoic acid). Following are some key observations.

In children, problems such as attention-deficit hyperactivity disorder (ADHD) and dyslexia are increasing in western society. A link with essential fatty acids was suggested 15 years ago. A number of research projects have now produced evidence to support this theory.

Investigators in Dundee, UK, studied the effect of DHA on the problem solving capabilities of infants. For a period of four months 23 children were fed formula with DHA and 21 were fed formula without. At the end of the trial, the children, then aged ten months, were given a problem to solve. The DHA group solved the *problem faster and more often than their* non-DHA counterparts.

Regular fish eaters such as the Eskimos, Japanese and Koreans, have lower rates of heart disease. An 11-year study in the USA followed 20,551 male physicians, aged from 40 to 84. The authors concluded that dietary fish intake was associated with a reduced risk of sudden cardiac death, with the threshold being one meal a week.

In the Nurses Health Study, led from Harvard University, 85,000 women were monitored from 1980 to 1994. One of the findings showed women who ate fish 2–4 times a week had 48% fewer strokes than those who ate fish once a month or less.

Fish oils have been used to ease arthritis more than 150 years. Recently there has been an accumulation of data detailing these benefits. For example, in a one-year study in Dundee, UK, rheumatoid arthritis patients given EPA voluntarily cut down on their normal drugs, demonstrating genuine relief from discomfort.

A 30-year study of the association between fish consumption and prostate cancer in 6,272 men in Sweden showed men who ate no fish had a two- to three-fold higher frequency of prostate cancer than those who ate moderate or high amounts.

Researchers in Canada found low levels of DHA in people suffering from dementias, including Alzheimer's. They looked *at 84 elderly people, some with* Alzheimer's disease or other forms of dementia. Levels of EPA and DHA were significantly higher in those with normal mental faculties.

The incidences of major depression and fish consumption were recorded in nine countries. Depression was more common in populations that ate less fish. In New Zealand fish consumption is 18 kg per annum and depression was 5.8%. In Japan fish consumption is 68 kg and depression 0.12%.

The conclusions from such evidence is encapsulated by the UK Food Standards Agency statement that the health benefits of eating moderate amounts of fish, including salmon, as part of a healthy *balanced diet outweigh any potential* risk.

The Food and Agriculture Organization of the United Nations (FAO) observed in its publication "Aquaculture in the Third Millennium", meeting the growing demand for fish can only be achieved in the long term through a combination of fish farming with sustainable wild catch fisheries.

The farming of Atlantic salmon, which are particularly well suited to aquaculture, will make a substantial contribution to satisfying the demand for oily fish as farmed salmon provide a reliable supply of consistent, safe, healthy and appetising food.



Björn Stigson, President,
World Business Council for
Sustainable Development (WBCSD),
Geneva, Switzerland

CHAPTER 5
Sustainable Development Makes Sense

"As a business in today's world, Nutreco must be seen to address all three aspects of sustainable development – economic growth, ecological balance and social progress. That will underpin Nutreco's licence to operate.

For Nutreco, as a food company, there are two sustainability agendas. The first is politically driven and raises issues such as food safety, biotechnology, waste disposal and the use of bio-resources. Nutreco must address these issues and must do so transparently.

The second agenda is a business agenda, driven from within the business itself because sustainable development makes good business sense – you can simultaneously reduce pollution and waste while improving economic efficiency. At the WBCSD, we have many good company examples of this and new sustainability indexes like the Dow Jones Sustainability Indexes, or more recently the FTSE4Good*, exemplify this as well.

The WBCSD provides business leadership as a catalyst for change toward sustainable development, and we promote the role of eco-efficiency, innovation and corporate social responsibility. We have 160 international companies as members, from over 30 countries and 20 industrial sectors. The WBCSD enables discussions, sharing and learning between sectors and across geographical boundaries. We also provide a platform and a credible voice for responsible business to debate sustainability issues with legislators and issue groups. We benefit from a global network of 35 business councils and partner organisations primarily located in the developing world, and representing some 1,000 business leaders."

Nutreco joined the WBCSD in 2001.

*an index for socially responsible investment designed by FTSE, (Financial Times/Stock Exchange), one of the world's leading global index providers



SUSTAINABILITY



Of the three aspects of sustainable development — economic growth, ecological balance and social progress — two are covered elsewhere. Economic growth is described in the Nutreco Annual Report and social progress in other sections of this report. Here, the topic of ecological balance is addressed.

SUSTAINABLE RESOURCES

Nutreco Aquaculture has long argued that sustainable growth of modern aquaculture, to make a significant contribution to feeding the world, will only be possible if sustainable alternatives are developed for raw materials based on fish. The world supply of fishmeal and fish oil has been relatively static for some decades. The production of feed for aquaculture has grown by a diversion of the pelagic fish catch from other applications such as the use of fishmeal for poultry and cattle feed, and by reducing the fishmeal content of fish feed. This cannot continue *ad infinitum* however, as there would come a point at which 100% of world supplies were being used and growth would stop.

In anticipation of the problem, Nutreco Aquaculture has run feed trials over several years to assess the use of vegetable protein and oils as alternatives to fish-based raw materials. Key considerations included fish health, the taste and texture of the fish and the omega-3 fatty acid content of fish such as salmon.

As a result of the trials, carried out at the Nutreco Aquaculture Research Centre in Stavanger, Norway, successful feeds have been developed. These use combinations of vegetable proteins and oils that are in plentiful supply.

Trials have involved fish production over extended periods, the use of purely vegetable-oil-based feeds, oils in combination and combinations of feeds. Tasting panels and fish analyses show that the vegetable oil feeds are acceptable alternatives. They also offer the advantage that dioxin and PCB levels are far lower.

Nutreco Aquaculture fish feeds based on vegetable oils were made commercially available in 2001 in Chile. They have been available in Canada for several years. Norway and the United Kingdom and Ireland are due to launch the feeds in 2002.

Raw material purchasers in Nutreco Aquaculture closely watch fishmeal and fish oil sources. It is company policy that these materials are purchased only from managed, sustainable fisheries, as monitored and classified by FAO, ICES and IMARPE.

The growth in farming of species such as cod, halibut, turbot, sea bass and sea bream has less impact as they require a smaller proportion of fish-based oils in their diet.

IMPROVING SUSTAINABILITY IN PIG PRODUCTION

As reported last year, Nutreco Agriculture is actively developing environmentally improved housing for pigs. One system, BB-Air Porkproduction System, has been used for the construction of new housing at the Nutreco Swine Research Centre.

The BB-Air system involves rapid drying of faeces and urine, minimising ammonia production. The dry manure is used as a basis for fertilisers. In-going and out-going air is disinfected by ultra-violet filters, greatly reducing the risk of spreading pathogens, inside and outside. Trials showed significantly reduced levels of disease and virtually no odour. The



Official opening of Cod Culture Norway AS, by Mrs Solveig Strand, Deputy Minister of Fisheries

controlled environment provides superior conditions for the animals, for the people working with them and for people in the neighbourhood.

As well as providing better housing for pigs at the research centre, the BB-Air housing will be used as a working demonstration for visiting farmers and advisors.

RUMEN MODELLING REDUCES MINERAL INPUT

The Nutreco Ruminant Research Centre worked with Wageningen Agricultural University and ID-Lelystad in a long term rumen modelling project. The project was completed in 2001 and has provided a model for a new ration calculation concept, which enables formulators to optimise rations with a high degree of predictability. The new levels of nutritional efficiency allow mineral input to be reduced to exactly the level needed by the animal. As a result, mineral excretion is minimised, thereby reducing environmental pollution. The new concept has already been fully implemented by Trouw Nederland, in premixes, and by Hendrix UTD in compound feeds in the Benelux.

Reducing waste

In 2001 Pingo Poultry and Hendrix Meat Group ran a project called "Valorisation of waste emissions". In the study, an inventory was prepared for all material streams. Measures to reduce volumes of waste and to find uses for what was classed as waste were explored with the result that waste production was reduced and so were costs.

CARING FOR ENERGY

From 1989 to 2000 several Hendrix Meat Group and Pingo Poultry companies in the Netherlands took part in a government-led project to reduce energy use in the meat processing industry. In 2001 an external auditor prepared a report. A target of 20% reduction had been set but this was not achieved across the industry, however, Pingo Poultry in Goor recorded a 40% reduction and in Henku the reduction was 37%.

In 2001, Pingo Poultry in Goor entered discussions together with two other companies and the power supplier. The subject is the building of an electricity generating installation using sustainable wood resources. The Pingo Poultry plant will use heat from the combustion and power generated will be sold by the supply company.

Nutreco, as Hendrix Meat Group and Hendrix UTD (the compound feed company), is participating in a project to reduce energy consumption in the pork meat chain in the Netherlands. The project began in 2001 and is reviewing energy use for example in the use of raw materials and transport of pigs. Results will be available in 2002.

The Hendrix UTD plant at Merksem in Belgium carried out a study on the use of energy for compressed air and plant lighting. Actions will be taken following recommendation from the study, due early in 2002.

AQUACULTURE COMPLEMENTS THE WILD FISH CATCH

Nutreco Aquaculture is continuing to make progress with two species new to fish farming, both of which will complement the wild fish catch.

During 2001 Cod Culture Norway AS, which is 56% owned by Nutreco, planned and constructed the world's largest cod hatchery near Bergen. The official opening was in February 2002, by Mrs Solveig Strand, Deputy Minister of Fisheries. Initial production will be three million fingerlings a year. These small fish will be transferred to farming operations for around two years. The first cod from the hatchery should reach consumer markets in late 2004/early 2005. The wild catch of this important species has declined by 75% since it peaked in 1969.

Marine Harvest Scotland is the country's leading farmer of halibut, although this activity is still at an early stage. The halibut are being farmed at six sites, three on the mainland and three on the Western Isles. Consumer trials with major UK retailers were resoundingly successful, indicating a strong market demand. In 2001 around 100 tonnes of halibut were produced. This should rise to 400 tonnes by 2005. Half of the current juvenile halibut in Norway is now being raised by Marine Harvest Norway, confirming Nutreco's leading role in the on-growth of halibut.

SUSTAINABLE AQUACULTURE IN CANADA

Marine Harvest Canada is making notable progress in sustainability. It has several sustainability projects covering protein sources, feed management, closed containment, fish health and husbandry, improved benthic monitoring and re-circulation technology.

Marine Harvest Canada was awarded two of four 'green technology' research pilot sites under the British Columbia provincial government's Salmon Aquaculture Policy Framework. In the first project, an enclosed aquaculture system is being tested against conventional technology. The second project is being run in partnership with the First Nations and has an intensive environmental monitoring programme. As reported last year, page 56, Marine Harvest Canada has several projects in partnership with First Nation Canadians to bring fish farming and processing to remote areas, including specialist training.



Aquaculture in partnership with First Nation Canadians

In 2001, Marine Harvest Canada planned and began construction of a CDN $6.25 million (EUR 4.5 million) re-circulation hatchery in a project that will take aquaculture back to the north coast of British Columbia, in an area that has been hit hard economically in the past few years. The re-circulation technology combines low water use, energy efficiency and waste recovery and treatment. Water requirements are between one and five percent of conventional flow-through hatcheries.

These environmental initiatives are expected to help Marine Harvest Canada in its application for ISO 14001 certification, the first of its kind in Canada. Meeting this standard means exceeding federal and provincial requirements for environmental monitoring and stewardship.

Developing mussels lie in gravel in baskets for two years before being stocked in the river



PEARLS IN SCOTTISH RIVERS

Marine Harvest Scotland, together with Aberdeen University, is taking part in a survival project for the freshwater pearl mussel, which has been harvested commercially for at least eight centuries. Its survival is now threatened throughout Europe and it is an endangered species. The project is part of the 'Life in UK Rivers' project, involving Scottish Natural Heritage, the Scottish Environmental Protection Agency and the Environment Agency, with 50% funding from Europe through the LIFE programme.

The mussels live in sand and gravel in fast flowing rivers, feeding on minute organic particles they filter from the water. An adult mussel can filter up to 50 litres a day and they benefit wild salmon and trout populations by cleaning spawning and nursery areas. The mussel eggs attach harmlessly on the gills of salmon and trout where they grow for several months before dropping off in the spring to grow on the riverbed. They are mature at 12–15 years of age and may live for over 100 years.

Marine Harvest staff are collecting mussels from young farmed salmon in the hatchery and growing them on in baskets of gravel to improve survival to adulthood.

SALMON IN THE RIVER RHINE AND MEUSE

In 2001 Nutreco Aquaculture entered into a joint project with two Dutch angling associations, OVB (Organisatie ter verbetering van de Binnen-Visserij) and NVVS (Nederlandse Vereniging van Sportvissersfederatie), to study the occurrence of wild salmon in the Rhine and Meuse river systems in the Netherlands, Germany, Belgium and France. This is with a view to providing young fish to help reinstate salmon populations, now close to extinction. D

Re-usable box

Packing gutted salmon in ice slurry in re-useable boxes is proving a success for Marine Harvest Scotland. The containers are lined with a disposable bag to ensure strict hygiene standards are maintained. After delivery, the bag is removed and the container folds flat for easy return. The boxes provide significant environmental benefits compared with once-only packaging.

Keeping the balance





Ria Beckers, Chair of the Board, Platform Biologica: the Dutch umbrella organisation for organic farming and nutrition

"Working and communicating globally we see more people becoming aware of their basic needs and values: nature to relax in, fair and healthy food, animal welfare and a healthy environment.

In the words of an international company such as Nutreco: people, planet and profit are connected and equally indispensable to achieving a sustainable world. We are all responsible: citizens as well as politicians, social organisations, consumers, retail and (agro-)industrial companies. Together we must restore the balance.

Ten years ago this concept was formulated clearly at the UN Conference on Sustainable Development in Rio de Janeiro (1992). Governments of nearly every nation signed the final Rio declaration.

For Nutreco it is important to keep in mind that Rio '92 is very much alive. A new UN conference on sustainability will take place in 2002 in Johannesburg, South Africa. It is now even more important, I feel, not to lose contact with a substantial group of critical consumers: to know what they really want and to meet consumers' demands by developing organic production.

Increasing organic food production and at the same time improving the quality (in every respect) of conventional production seems to be the best strategy to achieve our common purpose: sustainability all over the world."

RESPONDING TO CONSUMER DEMAND

The Nutreco Mission statement: "Nutreco is a global food company, inspired by consumer demands, creating value through sustainable modern aquaculture and agriculture".

This statement shows that Nutreco aims always to respond to discernible demand from the consumer. There is a clear, and often growing, demand in many countries for foods that are organic and for foods coming from improved conventional production.

CUK CHICKEN IN SPAIN

In Spain, Sada, the Agri Ibérica Business Unit responsible for chicken production, processing and marketing, listened to the views of its customers. The company is a leading supplier to several supermarket chains and this closeness to the retailer brings valuable insights into consumer preferences.

These were further highlighted in a major survey of over 8,400 consumers on meat consumption. From this it was clear that the highest priority when selecting a chicken for purchase is the sense of 'product guarantee', which involves trust and confidence concerning hygiene, freshness and the retailer. The second priority was the feed the chicken had been raised on, with organoleptic qualities of the chicken meat, such as taste and colour, just behind in third place. Price was listed last of eight assessed factors.

Sada developed a new concept and brand, *Cuk de Sada*, which has become established on the Spanish market in 2001. The chickens are raised according to a clear protocol, which provides a longer growing period than conventional broiler birds and a totally vegetarian feed. It was aimed at the middle ground between conventional broiler production and fully free-range organic production.

Towards the end of the year Sada carried out a survey of 600 housewives and 100 retailers to assess recognition of the *Cuk* brand and awareness of its production values.

The results showed a high recognition of both the brand and its values. They also showed a high willingness to purchase *Cuk* chickens and the brand is now established as a quality product.

Sada also supplies rustic free-range broilers and organic broilers to the Spanish market.

ORGANIC IRISH SALMON

Marine Harvest Ireland and Trouw Ireland are involved in a joint venture with Clare Island Sea Farms, on the west coast of County Mayo, Ireland. The farm has pioneered the production of organic Irish salmon, with close to 1,000 tonnes in 2001.

Organic feeds for marine species

Hendrix SpA in Italy participated in a project to develop a complete range of organic fish feeds. These feeds were used in field trials at five marine farms raising sea bream, from February to September 2001. The results indicate a positive opportunity for future business.





Organic feed for the salmon is provided by Trouw Ireland, which has been developing organic feeds since 1994. These feeds, certified either by Irish or German standards, now represent 8% of Trouw Ireland production.

The organic standards met by these salmon and feeds are in addition to the EN 45011 food safety and ISO 14001 environmental standards that apply to all Marine Harvest Ireland activities.

Marine Harvest Ireland gained the European standard EN 45011 accreditation in 2001, demonstrating the company produces its salmon safely, in a responsible manner and with full traceability.

Allied to EN45011, the Bord Iascaigh Mhara (Irish Fisheries Board) launched an Irish Quality Salmon scheme in April 2001. Marine Harvest Ireland was one of the two companies registered under the scheme from the outset.

GREENLINE™ FEEDS

In 2001 the Greenline™ feed additives of Trouw Nutrition were further developed both at the Nutreco research stations and commercially through Trouw Nutrition companies. Greenline™ feed additives are based on combinations of organic ingredients that produce a synergistic effect and provide a viable, economic alternative to using antibiotic growth promoters. Antibiotic growth promoters have been criticised as contributing to the emergence of resistant pathogenic bacteria. They are being phased out in Europe.

Greenline™ products help ensure animals remain in good health. They reduce gastro-intestinal diseases and exert a positive influence on the balance of microbial population of the animal's intestine.

The initial laboratory investigations took place at the Poultry Research Centre in Spain and the Swine Research Centre in the Netherlands, together with the University of Wageningen and ID Lelystad in the Netherlands. The first product launches for poultry were in 1999, with further launches in 2000, together with the first Greenline™ additives for pig feed.

In 2001 further research took place for a Greenline™ additive formulation for piglet feed. In broiler feeds, significant commercial progress was achieved, for example in the Netherlands, following customer visits to the Poultry Research Centre where the Greenline™ concept was presented. As a result, several major integrated producers are introducing Greenline™ feeds. Greenline™ broiler feeds are now well established in the UK, France, Germany and the Netherlands and are making progress in other countries.

Greenline™ calf feeds were introduced in the UK in 2001 and are being field tested in the Netherlands and Germany.

The creation of Trouw Nutrition USA, following the acquisition of the premix activities of Ducoa, provided an opportunity to introduce Greenline™ products to the North American market and there is clear interest.

ORGANIC PIGS AND POULTRY

Following the acquisition of central meat processing facilities of the Dutch retailer Laurus, early in 2001, Hendrix Meat Group supplies meat to Laurus. The retailer test marketed organic pork and decided to carry this line in all its meat outlets. As a result, Hendrix Meat Group prepared a complete protocol for organic pork production, in line with European and Dutch standards. This was presented to pig farmers in the region and the first contracts were signed by the end of the year.

The switch to organic production requires the farmers to follow all protocol requirements, such as organic feed and no fertiliser, for a period of one year before their produce can be registered as organic. The contract provides a guarantee that when they reach that point, they will have a ready market. HACCP food safety systems will be introduced throughout the organic pork value chain, in line with the Feed to Food initiative.

The first Nutreco organic pigs will reach the retailer in late 2002. Nutreco organic pork may be supplied to other outlets as well. When all recruited farmers are registered as organic, total production should meet current demand. If demand increases, production will be increased to match.

In a parallel process, Pingo Poultry led a project in 2001 to establish a supply of organic chicken. The first step was a full inventory of requirements throughout the supply chain, in order to meet European, Belgian and Dutch organic standards. An organic farming code of conduct was prepared and presented in a series of promotions, such as information evenings. Through these, Pingo Poultry has recruited farmers to become organic producers. Organic production units have been established in Belgium and the Netherlands. A system of farm inspection has been put in place to monitor compliance with the code. The first Pingo Poultry organic chickens will be supplied to the retail customers in 2002. D



Dedicated to organic feed

Agri Feed Benelux has a specialist organic subsidiary in the Netherlands, Reudink Biologische Voeders. This company has been exclusively occupied with meeting the growing demand for organic feeds for many years. Its feeds are produced according to strict standards and are well known by organic farmers in the Netherlands, Belgium and Germany.

Feed from Reudink is ideal for farmers participating in the two Agri Northern Europe organic production chains in the Netherlands and Belgium — Hendrix Meat Group organic pigs and Pingo Poultry organic chickens.


A growing demand


WWF

Dr Simon Cripps,
Director of the Endangered Seas
Programme, WWF International,
Geneva, Switzerland

"The Endangered Seas Programme is WWF's global plan of action for marine conservation, with activities in more than 40 countries. Our aim is to stop the degradation of the seas and build a future in which we live in harmony with nature. WWF has two main targets: ensuring sustainable fisheries and creating marine protected areas. Aquaculture is relevant to both.

Aquaculture can be sustainable and make an important contribution to the supply of valuable fish products. But in several respects, the industry has a long way to go.

Mariculture is too dependent for feed on wild fish stocks many of which are over-exploited. We value the efforts of companies, such as Nutreco, in moving to plant-based alternatives. Success will represent a major step forward for the industry — and it is an excellent example of a 'win-win' for business and the environment.

While recognising advances made in feed and feeding, there are still areas of high local pollution. Further improvements in technology and better coastal zone management are needed. WWF is concerned by the development of aquaculture in sensitive and protected areas, for example along the Norwegian coast. Shrimp farming, in particular, is known to damage fragile coastal wetlands, especially mangroves. This gives aquaculture a bad name. WWF is now working with the World Bank and FAO, as well as shrimp producers in Brazil and Madagascar, to address some of these critical issues.

Escapes must be reduced, and the transmission of parasites and diseases to wild fish has to be avoided. Today, you see the negative effect of the aquaculture industry on wild salmon. What can happen when we start farming cod? Moreover, WWF does not want genetically modified fish to be farmed or used in any type of feeds — this represents huge risks to the marine environment, as well as the reputation of aquaculture.

WWF is keen to work with the aquaculture industry to create new environmental standards that help protect our seas' rich biodiversity and its resources. Achieving sustainability is imperative for the benefit of us all."

MODERN AQUACULTURE AS A SUSTAINABLE RESOURCE

Nutreco Aquaculture is the world's largest supplier of salmon. All production is based on modern aquaculture principles. As described in this report, Nutreco takes a serious view of its responsibilities towards the environment and the development of sustainable means of food production. Nutreco is aware of concerns surrounding the industry and aims to operate in a sustainable manner. The company willingly enters into discussions with responsible NGOs presenting genuine concerns and seeks constructive partnerships. Nutreco also works closely with regulatory authorities in the dèvelopment and application of effective monitoring and control measures. The Nutreco Aquaculture Research Centre is active in many areas of R&D aimed at improving the environmental performance of modern aquaculture and co-operates with academic and government research projects.

THE WAY THAT SALMON IS FARMED

Modern salmon farming mimics the natural cycle. At a hatchery, eggs from salmon broodstock selected for their desirable character traits are placed in tubs, known as incubation buckets, where the eggs are incubated and hatch in freshwater. The breeding of fish is comparable to the conventional breeding of cattle, pigs, sheep and many other animals, with continual selection of desired traits.

When the eggs hatch, the fry are placed in a freshwater tank. After the 3–4 weeks in which they live on the reserves of the yolk sac, the fry are large, relative to many marine fish species, and adapt easily to manufactured feeds.

At about six grams the salmon are moved to a larger freshwater tank or a lake, where they develop and become smolts at a weight of 50-100 grams. The smoltification process is a change in metabolism, which is essential for the fish to survive in seawater. They are then moved to the sea. After 12–18 months in the sea the fish will have reached market weight.

Seawater cages measure up to 100 metres in circumference and 20–25 metres in depth. As salmon approach harvest weight, stocking densities reach around 15–20kg per cubic metre (1,000kg of water). Regulations in Norway, for example, have placed a maximum limit at 25kg per cubic metre. This means that even at maximum stocking rates the fish occupy less than 3% of the cage volume and have more than 97% of the space for free movement. Although they have this space available, the fish tend to congregate and swim in groups.

The best farmers can grow a 4-kg salmon after about eight months in freshwater and a further 12 months in sea cages. This 4-kg salmon requires about 4 kg of feed. These figures indicate that the best salmon farming only gains some four months on average compared with the faster rates of growth in the wild.

Modern salmon farming can be the focus of attention from pressure groups and the media. Some current issues are discussed in this chapter. These and other issues are discussed at greater length on the Nutreco web site *www.nutreco.com*

GENETIC MODIFICATION

Nutreco is not involved in transgenic breeding programmes for fish, or for other species, and has no plans to introduce transgenic techniques or any other form of gene modification. It uses advanced genetic identification methods combined with traditional breeding technology in family based breeding programmes to speed the progress that can be achieved through conventional breeding methods.

All Nutreco fish feed businesses offer certified non-GMO feeds, as defined, for example, by national standards and the European Commission. Fish feed supplied in Europe and Chile, for example, is 100% non-GMO. In 2001 89% of fish feed supplied by Nutreco Aquaculture was non-GMO.

POLLUTION

Nutreco is in favour of protecting the environment and there is a continuing exchange of information on best practice in this respect between all its Marine Harvest enterprises. Clearly it is in the company's interest to operate in the cleanest environment possible and Marine Harvest works at continuously reducing the impact of its activities.

The impact of fish farming on water quality through nitrogen (N) and phosphorus (P)

Managing algal blooms

Algal blooms can cause fish distress by reducing oxygen levels in the water. Marine Harvest Canada developed a simple technique for sustaining the fish by controlled blowing of air into the water below the cage, using a series of hoses. The jacuzzi-like effect increases the oxygen levels in the deeper water and the salmon congregate there. The technique was transferred to Marine Harvest Norway during an algal bloom in 2001. This coincided with a visit to Norway by a technical team from Canada. One of the team stayed on in Norway to ensure effective transfer of the technology.

discharge and the accumulation of waste (uneaten feed and faeces) has attracted attention from the public, pressure groups, ecologists and authorities involved in managing water resources.

Often attention is focused on P, though in fact studies indicate it is dissolved inorganic N that is the limiting factor in the development of phytoplankton mass — referred to as primary production. Nutreco has been involved in joint studies, for example in Scotland, Gowen R, Ezzi I, (1992) "Assessment and prediction of the potential for hypernutrification and eutrophication associated with cage culture of salmonids in Scottish coastal waters". Information generated in these and external studies confirms that the levels of impact have decreased significantly throughout the 30-year history of modern fish farming and further reductions can be expected. The Scottish


TROUW
TROUW ESPAÑA

Environmental Protection Agency (SEPA) studies, using modelling exercises in highly farmed areas, conclude that fish farming has a negligible effect on primary production.

Since the advent of modern salmon farming there have been substantial investments made in nutrition research, and in feed and health management, by Nutreco Aquaculture Research Centre (ARC), in Stavanger, Norway, and other scientific institutions. More efficient feeds combined with improvements in feed management and in feeding systems — using feedback loops with, for example, underwater TV cameras and other electronic systems — have significantly reduced the amount of feed that remains uneaten. Minimising the uneaten feed is of ecological and economic interest to the farmer.

Modern feeds are highly digestible and are formulated with increasing knowledge of essential nutrients. Fish such as salmon convert them efficiently into edible product. As a result, the fish produce relatively small amounts of faeces. Continuing research at ARC is leading to further improved feed formulation. The improved feeds also lead to better fish health and greater productivity.

As modern aquaculture continues to develop, the new sites are increasingly being located offshore where the carrying capacity of the water is higher. In these areas, the farming activities are also exposed to greater levels of water movement and faster currents, providing faster dilution and dispersal. The move to offshore areas is dependent on the development of cage systems that can withstand the rougher conditions.

DISEASES AND MEDICINES

As with any animal, fish are susceptible to attack from diseases and when introduced to the freshwater, then seawater, environment they are exposed to pathogens and parasites. If left untreated, infectious diseases (microbial and parasitic) can compromise the welfare of the fish or cause mortalities, so disease prevention and effective control are vital.

A limited number of preparations are available to fish farmers to prevent or treat disease or to eliminate parasites such as sea lice. These prescription-only

Trouw España feed plant

In 2001, the Spanish Minister of Fisheries opened the new Burgos fish feed plant of Trouw España. The plant is notable for its combination of high food safety standards and environmental performance.

The designers of the Burgos plant made a significant effort to bring together the best ideas and technology from Nutreco Aquaculture plants around the world. The production process is designed to be clean and energy efficient. The plant uses off-peak power supplies and re-circulated heat. Dust emissions have been reduced to almost nothing and operating noise levels are extremely low.



medicines are applied under strictly controlled conditions — in line with regulatory authority rules and recommendations — and under the supervision of veterinarians.

Nutreco Aquaculture believes it is preferable to prevent disease by good husbandry methods, e.g. fallowing and selection of healthy stock. Health strategies and good husbandry practices together with vaccinations have now greatly limited the use of antibiotics.

No antibiotics are given in the feed or otherwise to promote growth, nor is any form of hormone.

Any medicines that are used must have a marketing authorisation and Animal Test Certificate, granted by the regulatory authorities of the country where they are prescribed. This is to ensure they present no risk to the consumer, the fish or the environment. An authorised veterinarian must prescribe these medicines.

Marketing authorisations specify withdrawal periods and tolerance levels for residues, which must be observed prior to harvest. The European Union and American Food and Drug Administration maximum residue levels for medicines are implemented as the minimum requirement. These are equivalent to the conditions that apply to the use of medicines in other food animals.

PIGMENTATION

The pink colour of salmon flesh, wild or farmed, is caused by the presence of carotenoid pigments and is species specific. These are known to be important in salmon and human nutrition, for example they are important antioxidants.

The wild salmon diet includes krill, zooplankton, small fish and crustaceans. Crustaceans and krill contain carotenoids that are extracted by the salmon and deposited in skin, muscle and organs and in the eggs. The intensity of the colour varies between fish, due to genetic differences, and does not seem to have an effect on the taste but it does enhance attractiveness to the consumer. There is evidence to show that there are several biological effects from the pigments for salmonid fish (salmon and trout).

As female salmon prepare for breeding, the carotenoids are transported to the ovaries where they improve the maturation rate of the oocytes, to become ova. The pigments become part of the yolk sac. When the eggs are released, the pigments have two further functions, protecting the eggs from damage by light and helping the male to find them. Carotenoids in the diet have been shown to increase the growth rate and survival of juvenile fish and are implicated in the synthesis of vitamin A in the fish.

Salmon are unable to synthesise these carotenoids; as they are essential, the salmon must take them in as part of their diets. To meet the consumer preference for a pink colour, the carotenoid pigments are used in the feed. The pigments may come from crustaceans, from yeast culture or, more usually, from nature identical products — all are approved for addition to the diet of farmed salmon and of trout.

Because of the use in the past of one of the carotenoids, canthaxanthin, in the cosmetics/beauty industry expert committees of the World Health Organization and the European Community, in June 1997, both set an Acceptable Daily Intake (ADI*) of 0.03mg/kg bodyweight for the canthaxanthin pigment. In February 1998, the UK Food Advisory Committee concluded that the use of canthaxanthin in salmon feed did not give rise to any food safety concerns.

Marine Harvest farms use the approved carotenoid pigments — astaxanthin and canthaxanthin. The usage varies according to which markets are being served.

*ADI = the amount of a substance that can be consumed by an individual each and every day without risk to health.

Variable standards

Nutreco Aquaculture operations must meet the regulatory requirements of the country in which they are being carried out. They are also subject to HSEQ audited standards that apply equally throughout Nutreco.





Robindranath Quinteros, Mayor of Puerto Montt, Chile, previously Government Chief of the 10th Region (Intendant) for almost a decade

"Although in the early '90s there was opposition to the development of the salmon industry, today no one can ignore the development it has brought to the region. It led to high economic growth, a better infrastructure and stimulated development in many activities. In the Government we assigned significant resources to improving the quality of life where aquaculture was establishing itself.

That is to say aquaculture induced substantial changes in the region. Today we have the country's lowest unemployment rate. In Puerto Montt it is 4%, which in other countries is seen as full employment.

Even so, there are deficiencies that must be improved. We require higher standards of education and training. In turn these will bring higher salaries. Also, the salmon industry as a whole should increase its connections with and participation in the city of Puerto Montt.

Specifically on Nutreco, when I was Intendant I remember the Trouw Chile plant in Osorno was always willing to tackle problems such as odour or phosphorus content of the feed, which was an environmental matter we had to face in 1990. Nutreco is a national and international company and we see its commitment through projects such as the new plant at Pargua."

"The salmon industry has played an essential part in the 10th and 11th Regions. It is the prime mover in the remarkable development around Puerto Montt, Puerto Varas and Chiloé and extensively in the 11th Region. This is not just farming and processing, but supporting industries as well.

As wild fish catches are restricted worldwide, the salmon industry has an exciting future. Indeed, aquaculture will flourish and the Chilean conditions of temperature, cleanliness and proximity to fishmeal production make it an attractive location.

The natural environment and sustainability are important. Water is a valuable resource for Chile but, if we do not take care, it could be destroyed. We must use water treatment at processing plants and monitor potential pollution from the farm sites. We must also watch the activity of other companies, for example in the aluminium industry.

Nutreco's feed technology has been an enormous contribution to environmental performance. Having Nutreco in the region is an advantage because it brings in technological advances from its research and development in a way that a local company cannot.

Finally, as aquaculture generates employment in the region it creates a need for training and education. This need is now being met by our universities, here in the south of Chile."



Marco Cariola,
Senator of the Chilean Republic
for the 10th Region

NUTRECO IN CHILE

Nutreco is present in Chile as two Business Units, located in the south of the country, around 1,000 kms from the capital Santiago. They are mainly in Region 10, the regional capital of which is Puerto Montt.

Trouw Chile is the leading supplier of fish feed to the Chilean fish farming industry. It has its main fish feed plant in Osorno and two further plants, one of them located near major fish farming areas, and is building what will be the world's largest plant, as described later in the chapter. Trouw Chile employs some 320 people.

Marine Harvest Chile is the market leader in Chile, producing Atlantic salmon, Coho salmon and trout for the USA, Japan and Latin America. It has more than a dozen hatcheries and freshwater sites and 30 seawater sites on the Pacific coast, including a number on Chiloé Island. The output of Marine Harvest's processing plant has the highest proportion of value added products of any fish processing plant in Chile. Marine Harvest Chile employs around 1,800 people.

The Chile connection

The relationship between Nutreco, Chile and aquaculture dates from 1988. In 1988 BP Nutrition took shares in Trouw Chile and bought Mares Australes. Trouw Chile began producing fish feed and Mares Australes began using the ideal combination of lakes and coastline for fish farming. Mares Australes and Trouw Chile both became part of Nutreco when the company was founded in 1994. In 1999 Mares Australes and Marine Harvest McConnell were merged to become Marine Harvest Chile when Nutreco acquired Marine Harvest McConnell in Chile and Scotland.

Awards in Chile

In 2001, the Faculty of Fishing and Oceanography of the Universidad Austral in Chile presented Marine Harvest Chile with the award for staff training. At the same time, the Chilean newspaper "Estrategia" selected Marine Harvest Chile for its 2001 award for best business performance in the salmon farming industry.

MODERN AQUACULTURE IN CHILE

Chile is divided into 12 regions, running from north to south, with a central 13th region, the Metropolitan region, for Santiago. Modern aquaculture enterprises, mainly based on salmon farming, are currently concentrated in the 10th Region, which provides the required combination of labour, infrastructure and geography. As the industry develops so does the economy, enabling activities gradually to extend southwards.

Fish farming in Chile is closely regulated. Before a farm or plant can be established, the farming company must carry out a detailed environmental impact report. The Chilean environmental regulations are based on those of Switzerland, which the Chilean authorities identified as the strictest example to follow. The report includes a description of the site as it is, what the company plans and how it intends to minimise the impact. All data has to be independently reported, for example by the universities.

If the concession is granted, the report is used as the basis for independent monitoring to ensure all proposals are followed. To give an example, the impact study for the new Trouw Chile feed plant in Pargua required input from 32 external institutes.



Further legislation covers topics such as fish disease control. Health and safety regulations are largely equivalent to those of the USA or Europe. At the end of 2001 a new regulatory framework for Chilean aquaculture was introduced. First, in mid-December, the environmental regulation for aquaculture, RAMA, came into force. It is the culmination of ten years' work and co-ordination and presents clear rules for aquaculture. Early in 2002, on 30 January, the Sanitary Regulation, "Protection and Control Measures to avoid the entry of high risk diseases" was brought in. The aim is to protect and control the sanitary status of aquaculture in Chile, particularly salmon farming.

Nutreco sets its own high standards, identical to those applied at all other Nutreco operations from the Netherlands to Poland and from Canada to Australia. Chilean operations are included in the corporate HSEQ audit programme. The most recent audits and inspections took place in 2000. Also, every site of 25 or more people has a Health, Safety and Environment committee with employee participation. Smaller sites link to the nearest large site. In 2001, Marine Harvest Chile prepared for ISO 9001 certification.

EMPLOYMENT AND THE ECONOMY

Aquaculture in the south of Chile has brought a substantial increase in employment to an economy that was dependent almost entirely on agriculture, fishing and forestry. Farmed salmon is now 5.5% of Chilean exports, which are led by copper, and has helped raise

Chile to number 31 in the World Bank rankings of national prosperity.

Nutreco companies have established themselves as good employers, offering attractive wages together with several further benefits.

Both Trouw Chile's and Marine Harvest's (farming) employees have a complementary system to cover health expenses. These systems cover a substantial proportion of the medical expenses that are not covered by the state health system. There is also a life insurance for all employees.

It is normal in Chile for the employer to provide working clothes annually. Marine Harvest does this every four months.

Jaime Varas, Human Resources Manager Trouw Chile



"Among the many experiences we have in our working lives, these high school graduations are the most rewarding. It really is worth the effort — to help an important group of our employees to develop and grow as people, to feel more secure, complete and self-confident."

The minimum age for full-time employment in Chile is 15, with parental approval. However, Trouw Chile and Marine Harvest Chile do not employ anyone younger than 18.

MANUAL LIFTING

Manual handling of feed bags in Chile is an area of concern for Nutreco, with respect to occupational health and safety. Nutreco has a standard bag weight of 25 kg, in line with European standards. Fishmeal in Chile, however, is usually supplied in 50-kg bags. Nutreco in Chile has reduced manual handling of these bags to a minimum and established practices and procedures to minimise the risk of injury. Nutreco's long term aim is to eliminate totally these bags, by encouraging suppliers to change either to 25-kg bags or to supply in bulk. The new plant at Pargua is designed to take fishmeal in bulk.

EDUCATION

Trouw Chile and Marine Harvest Chile offer high levels of training and continuing education. In 2001 the average time spent on operator training was 40h.

For various reasons, often economic, many operators have not completed their secondary education; in some cases even their primary education is incomplete. The Nutreco companies are providing several hundred of these people with the facilities to complete their schooling. The target is for all employees to have graduated from secondary school. This will be an unusually high education level for any production company in Chile. Some employees are now being supported in further education.


Tacna
Arica
Sucre
Iquique
Antofagasta
CHILE
Salta
Pacific
Ocean
Valparaiso
Mendoza
Santiago
San Rafael
Concepcion
ARGENTINA
Neuquen
Valdivia
San Carlos de Bariloche
Puerto Montt
Rawson
Puerto Santa Cruz
Rio Gallegos
Punta Arenas
Ushuaia



Calendaria Cúlun, 34, Technical Assistant at Punta Cuem, Marine Harvest Chile, completed a four-year secondary course and won the prize for effort and took first place.
"This is something I always wanted to do but never could. I had ten sisters and brothers and only went to elementary school. That is why, when the company offered, I was the first to register."

Employees also receive extra payments to support the education of their children in addition to the usual child support bonuses.

Juan Carlos Alarcón, President Trouw Chile Union: "The relationship between the Union and Trouw Chile is based on effective and clear communication. The working conditions have been enhanced through training and from the improvements to the working infrastructure that come from the installation of more advanced technology.



Carlos Manque, 47, was the most congratulated employee at the 2001 High School graduation ceremony. He received three awards: for effort, highest qualification and one from the wages administration company La Araucana. He stopped studying when a teenager having only completed primary education and returned 30 years later, encouraged by colleagues in the loading/unloading team. "I understand more than before and can express myself better. This has given me self-confidence."

"The social conditions of employees have improved as a result of the Collective Agreement, with economic encouragement and the development of sporting and recreational family activities. In the past year, the organised studies for people who want to complete high school qualifications have been very successful."

PENSIONS

Chile's social security system operates on the principle of individual capitalisation. Employees are required to contribute 20% of monthly earnings, up to a ceiling of USD 1,400 (EUR 1,590), of which 13% is used for pensions for retirement, surviving spouses and in case of disability. The other 7% is a mandatory health insurance.

All pension benefits are provided through AFP, pension fund administration companies, which are privately owned, authorised and regulated by law to manage the contributions. Normal retirement age is 65 for men and 60 for women.

NEW FEED PLANT

Nutreco is investing significantly in Chile. What will be the world's largest fish feed plant has been built in Pargua. A major new fish processing plant is at the planning stage.

The Trouw Chile Ballena plant, in Pargua, is strategically located to support fish farming activities in Chiloé, where some 80% of all sea sites are currently located. It is also well positioned to support developments further south.

Environmental considerations were given high priority in planning and construction at Ballena. For example, reed-bed water treatment is used for both sewage and process water. Air from the plant passes through a biological filter that uses bacteria on a substrate of wood chippings to remove odorous components. Noise is minimised using insulation, despite the remote location, and construction was planned to minimise disruption to the natural landscape because of tree felling.

The plant is positioned across a tidal inlet. Although not required in the planning permit, Trouw Chile installed three 300-metre pipes of 1000-mm diameter to accommodate the tidal flow. This has avoided disturbance to the ecology inland of the plant.

CLEAN BEACHES

Marine Harvest Chile is active in the Clean Beaches Campaign. This was initiated in 2000 by INTESAL, the technical section of the Salmon Growers' Association of Chile. Early attempts were disheartening as teams worked hard to clean a section of beach only to find it rapidly made dirty again with plastic bottles, packaging and other litter. Marine Harvest pioneered a methodology, whereby each farm manager specified the area of beach to be cared for and how the cleaning would be done. These procedures have become part of the company ISO 9000 process.

In some cases nearby schools have been recruited in the campaign, often including children of employees. The purpose is not only for their help but also to integrate into the local culture an awareness of litter and the value of caring for the environment, which is their future.

Marine Harvest is now the leading activist in the campaign.

STRIKE IN PUERTO MONTT

On 30 October 2001 the processing plant of Marine Harvest Chile was closed for safety reasons as a result of a strike by 400 of the 560 employees, in pursuit of higher wages. The union followed required negotiation procedures but regrettably the management and union were unable to reach agreement. The strike was led in a determined manner by union managers who were well prepared and the plant was picketed. It lasted 11 days.

The strike ended when it became clear that no further pay offer would be made and that no support was offered by employees in other companies, all of whom were being paid less than Marine Harvest employees.

Following the strike 55 employees were dismissed for reasons of loss of trust resulting from threats of violence and destruction of public property.

In 2001 the regional representation of workers of the 10th Region complemented Marine Harvest for good communication and correct labour practices. D


One of the areas of beach cared for by Marine Harvest Chile.

Community support

It is common practice in Chile for major companies to provide support to local communities. Marine Harvest Chile supplies salmon to orphanages and nursing homes for the elderly — sufficient for one or two meals a week. Trouw Chile and Marine Harvest provide funding to causes such as the building and maintenance of schools, hospitals, libraries and churches and for road construction.

Maria Elena Moreira, Marketing and Communication Manager Trouw Chile, joined in 1993 as a secretary, then became marketing assistant. In 1998 she began to study for a degree in company administration at Los Lagos University in Puerto Montt. She is due to graduate at the end of 2002 and was appointed to her current post in 2001. "I am really pleased at the opportunity to develop myself and appreciate the support I have received from the company."



Measuring

In the first Nutreco Social and Environmental Report, on the year 2000, a range of performance parameters were identified and reported on. In this report these same parameters are reported, with comparisons where relevant to the figures of the previous year. In addition, following the work of the previous report and feedback from various stakeholders, a number of further parameters were identified and are now reported, for example, the auditing of suppliers on environmental and social issues, representation of employees by unions and collective bargaining agreements, air travel by employees, and social and environmental reporting by Nutreco businesses. Also, a number of benchmarks from external sources have been added. As Nutreco is based in the Netherlands, it is here that search for external benchmarks began. In future years, it is intended to broaden the scope of these external figures.

Performance is reported according to the priorities laid down in the Nutreco Credo, with reference to GRI guidelines and commonly accepted social and environmental parameters. Where a percentage of Nutreco companies is quoted, this is based on a figure of 108 companies. In this chapter, the performance figures are reported and compared with those of the previous year, anomalies are explained, background information is provided and observations are made. Conclusions to be drawn from these figures, steps to be taken to improve them and targets to aim for are presented in Chapter 7.

CHAPTER 6

Measuring Performance



DHV STATEMENT

DHV assisted Nutreco with gathering, analysing and presenting the quantitative data on people and planet subjects for Nutreco's Social and Environmental Report 2001.
DHV analysed all quantitative data on credibility and completeness. Further enquiries were made when information seemed incorrect or incomplete. Data have also been compared with last year results to check on correctness. The veracity of data has not been subject to verification.
All companies that received a questionnaire returned it completed with the information requested — 108 questionnaires were received. Most issues scored a 100% completeness. Other issues scored between 90 and 100% completeness.

ANALYSIS OF QUESTIONNAIRE

DHV tried to present all data in a way that best shows how the different companies within Nutreco performed on different issues. This can be on Nutreco corporate level on business group or business unit level. When possible data were benchmarked against data from previous enquiries, especially the results out of Nutreco's S&E report 2000.
When relevant DHV also split out results into the performance of companies that were part of Nutreco in 2000 and companies that were acquired in 2001. This makes a comparison of tendencies over the years more relevant.

GRI

The questionnaire that was used for collecting data was prepared by using the Global Reporting Initiative's (GRI) June 2000 Sustainability Reporting Guidelines. Indicators have been integrated into the questionnaire as far as relevant for Nutreco's activities. DHV also used the draft version of the new GRI guidelines.

BENCHMARKS

As an addition to last year, DHV collected benchmarks to put the results into perspective. DHV has gathered information to benchmark Nutreco's performance on sustainability. The benchmark information places the performance of Nutreco in perspective. We only used publicly available information. On every issue or subject, we have made a choice between the use of one of the following types of indicators:

- Internal benchmarking (against earlier years or set targets)
- Benchmarking against comparable companies (sector)
- Benchmarking against the 'best-in-class'
- Benchmarking against indicators from (inter)national sources

Criteria for the use of an indicator have been:

1. Meaningfulness
2. Availability

INTRODUCTION

As a supplier of food and food products, Nutreco holds the interests of consumers to be its top priority. Its activities are aimed at ensuring these products are supplied in a sustainable manner, with appropriate verification. Within this context there are several quantifiable parameters that help indicate the level of performance of Nutreco and the progress it achieves.

QUALITY CERTIFICATES

The company has a strict internal audit system, described in Chapter 4. An overview of audit results is presented in that chapter. In addition, many customers prefer or require suppliers such as Nutreco to verify the quality of procedures through external certification schemes.

In 2001, in Nutreco there were 108 operating companies and other centres of activity, such as research centres, that could apply for certification under the various schemes available. The certificates held in Nutreco at the end of 2001 are listed below.

TABLE 6.1.1:

ISO9002/9001	60
ISO14001	20
ISO18001	2
GMP	26
IKB	13
HACCP	46
Sterlac	4
Others	10

This represents a total of 181, an increase of 48 from the total of 133 reported last year.

DIOXINS

As described in Chapter 5, dioxins were a prominent food safety concern in 2001. Farmed salmon and the feed they are given featured in that concern. Nutreco carried out more than 160 analyses of raw materials, feeds and salmon. Key results are shown below, indicating that levels in Marine Harvest salmon are below the European Union limits for dioxins in fish (covering both dioxins (TCDD) and furans (TCDF)). These limits are due to come into effect in July 2002. It is also clear that the Marine Harvest figures are already below the limits to be introduced before the end of 2004, when dioxin-like PCBs will be included.

Also in July 2002, the EU will introduce action levels - a tool for early warning of higher than desirable levels of dioxin in food and feed, designed to trigger action to reduce levels before they reach the limit.

The contents are given in picograms (of toxic equivalence — TEQ — as defined by WHO) per gram fish. The EU limit for fish in 2002 is 4pg/g fresh weight and the action level is 3pg/g fresh weight (source: EU Press Release, 24 July 2001).

TABLE 6.1.2: Food Safety Standards EU

	Content of dioxins + furans pg/g fresh weight
EU as per 1 July 2002 *Muscle meat of fish and fishery products and products thereof*	4 pg/g
Marine Harvest Salmon Average in 2001: a total of 40 fish were sampled and analysed in certified Nutreco laboratories	0.35 pg/g

There are clear regional differences, reflecting the differences in impact of human activities on the regional environment and therefore on the marine raw materials used in the fish feed. These are apparent in the averages of the Nutreco test results for the regions Chile, Europe and Canada:

TABLE 6.1.3:

	Content of dioxins + furans pg/g fresh weight
Chile	0.14 pg/g
Europe	0.53 pg/g
Canada	0.20 pg/g
EU limit per 1 July 2002	4.00 pg/g

North Atlantic fish oil contains on average a higher level of dioxin than oil from South America. Though Nutreco has already included the upcoming EU limits on fish oil in its purchasing criteria, this difference is the reason for a higher level of dioxin in farmed salmon from Europe.

The following table indicates the impact of bringing in the dioxin-like PCBs (as in the EU limits for 2004) and compares Nutreco's test results with data from external sources.

TABLE 6.1.4:

	Content of dioxins + furans TEQ pg/g	Content dioxin-like PCBs TEQ pg/g	Total TEQ pg/g
Marine Harvest 2001	0.35	1.54	1.89
RIVO * Report CO34/00	1.30	2.58	3.91
RIVM Report 2001 **	0.6–1.0	1.3–3.0	2.2–3.9
Easton study ***	0.27 ****	0.95	1.22

TEQ : total concentration in toxic equivalents of 2,3,7,8- TCDD (TEQ) using the WHO Toxic Equivalency Factors (WHO-TEF)

** RIVO Report CO34/00 (Dutch Institute for Fisheries Research) (28 Sept 2000) (4 samples, Scottish and Norwegian salmon)*

*** RIVM Report 639102 023 (July 2001) (UK 12 samples)*

**** Preliminary examination of contaminant loadings in farmed salmon, wild salmon and commercial salmon feed. Easton et al., Chemosphere 46, 2002, 1053–1074 (based on 3 Pacific and 1 Atlantic salmon)*

***** Not analysed in Easton study. Estimate by authors of the paper.*

It is clear from the above figures that farmed salmon, as represented by the products of Marine Harvest, comfortably meet all current and expected safety limits. Even so, Nutreco will continue activities to reduce these levels further.

ANTIBIOTICS AND MEDICINES IN AQUACULTURE

Antibiotics are only used in the treatment of disease and following prescription by a veterinarian. On Marine Harvest farms in 2001, the use of antibiotics averaged 96.1 ppm: grams active ingredient per tonne of fish produced.

Marine Harvest in Norway and Scotland used less than 5.0 ppm antibiotic in 2001. Antibiotic use was highest in Canada and Chile, as disease problems for which there are no suitable vaccines were encountered in both countries in 2001.

The figures for these countries resemble the status in Norway a few years earlier. In customary Nutreco manner, the best practices — as established in Norway — are being brought to all other production countries to reduce antibiotic use even further.

Although Marine Harvest Norway and Scotland used almost no antibiotics, this may not always be possible. In the event of a disease occurrence on a farm, the veterinary advice is to move swiftly to control it and this may require some antibiotic treatment.

The equivalent figure for oral sea lice treatments, as an average across Marine Harvest, is 0.158 grams per tonne of fish produced. The usage was lowest in Canada, and highest in Ireland.

ESCAPES

The total number of fish to have escaped from Marine Harvest farms in 2001 was 65,920. This represents an escape rate of 0.12% of smolts put into the sea. Escapes in 2001 occurred in Chile (27,500 — 0.16%) Norway (35,420 — 0.19%) and Scotland (3,000 — 0.03%). In Chile 50% of the total was caused by predators, the other 50% was the total of a number of small incidents involving handling incidents and net damages. In Norway 34,000 escaped when a large ship ran into the cage, as described on page 69; the remainder resulted from a single small incident. In Scotland, the escape followed a seal attack.

There were no escapes reported from Marine Harvest farms in Canada or Ireland.

Figures of escapes for the aquaculture industry were available from three areas where Marine Harvest is farming. These are Scotland and British Columbia in Canada and Norway.

No reliable data were found for Chile.

Industry figures for escapes as percentage of smolts put into the sea:

TABLE 6.1.5:

Industry figures			
	1999	2000	2001
Canada	0.23%	0.29%	0.11%
Scotland	0.62%	0.23%	0.12%
Norway			0.20%

AUDITING OF SUPPLIERS

In addition to auditing raw materials suppliers on their sourcing, processing and handling of materials, a number of operating companies audit suppliers with respect to wider social issues. The percentage of Nutreco companies to audit suppliers on social issues is listed below.

TABLE 6.1.6:

Forced labour	7%
Child labour	7%
Environmental aspects of production	19%
Animal welfare	13%
Quality and/or product safety services	50%

As a benchmark, in Shell, in 1999, there were procedures to screen suppliers on such issues in 41 out of the 135 countries where Shell is active. Novo Nordisk applied environmental screening to suppliers in nine out of ten branches in 1999. None was audited on social/ethical aspects.

6.2 EMPLOYEES

NUMBERS

The number of employees at the end of 2001 was 12,934, compared with 10,990 in 2000, 9,185 in 1999 and 6,631 in 1998. Turnover in personnel was 14.4%. For comparison, the average figures for industry in the Netherlands in 2000 show 14.2% of the total workforce left their posts.
The distribution of employees between office/staff/management posts and production posts was 26% to 74%.

TABLE 6.2.1:

Distribution by function	Percentage of total workforce
Production	74.1
Middle & Senior Management	10.6
Other white collar	15.3

LANGUAGES SPOKEN IN NUTRECO

DIAGRAM 6.2.2: Language distribution


Dutch
28%
Other
8 %
Norwegian
9%
English
15%
Spanish
40%

GENDER RATIOS

In 2001, 3,396 of the employees were female of whom 1,059 were in office, staff or management posts; that is 32.5% of the available posts. The proportion of women in middle and senior management posts was 16.4%.

Compared with 2000 there is a 7% increase in women in production. The ratio of 75:25 male-female represents a slight increase in females and reflects the increase in processing activities in 2001 compared with 2000. It is noticeable that the number of women in sales and marketing posts is comparatively low.

TABLE 6.2.3:

Distribution of posts by gender as %	Production	[illegible]	[illegible]
Male	75	[illegible]	[illegible]
Female	25	[illegible]	[illegible]

Percentages of female Nutreco employees, per country. (other = USA, Mexico, Australia, China, Japan, Portugal, Germany, Hungary, Denmark)

** Main Nutreco employment countries*

TABLE 6.2.4:

	Percentage women production	[illegible]	[illegible]
Belgium	53.6%	[illegible]	
Canada	17.4%	[illegible]	
Chile	18.9%	[illegible]	[illegible]
France	25.2%	[illegible]	
Ireland	23.7%	[illegible]	
Norway	25.0%	[illegible]	[illegible]
Poland	22.7%	[illegible]	
Spain	28.0%	[illegible]	[illegible]
the Netherlands	30.8%	[illegible]	[illegible]
UK	12.0%	[illegible]	[illegible]
Other	6.0%	[illegible]	

AGE, EDUCATION AND DURATION OF EMPLOYMENT

The average age of employees was 36.5 years for men and 34.4 years for women, giving an overall average of 36. The greatest deviation from this average is seen in Nutreco Corporate with 43 for men and 36 for women, Skretting, Norway, 41 for men and 42 for women and Marine Harvest Chile, 29.2 for men and 29.7 for women.

Average education was 8.3 years of schooling and 13% of employees (1,649) had a higher education qualification such as a B.Sc. or M.Sc. degree or doctorate.

The average duration of employment in Nutreco was 7.5 years. The greatest variance from this is found in Nutreco Corporate and Sada (Agrovic) at 11 and Nanta at 13 years, and in fish farming operations in Canada and Chile at 4 years.

In an HR Benchmarking survey conducted by PricewaterhouseCoopers in Dutch industry in 2000, the average was 11.1 years.

SALARIES AND EMPLOYMENT CONDITIONS

DIAGRAM 6.2.5: Average salary costs per employee per year per country


(in EUR)
100,000
80,000
60,000
40,000
20,000
0
Belgium
Canada
Chile
France
Ireland
Norway
Poland
Spain
the Netherlands
UK
USA
Mexico
Australia
China
Japan
Portugal
Germany
Hungary
Denmark
Italy
Nutreco Total

DIAGRAM 6.2.6: Ratio average Nutreco salary and GNI per capita in the country (*)


5
4
3
2
1
0
Belgium
Canada
Chile
France
Ireland
Norway
Poland
Spain
the Netherlands
UK
USA
Mexico
Australia
China
Japan
Portugal
Germany
Hungary
Denmark
Italy

(*) GNI per capita information: data from World Bank

In most countries the ratio of average salary to gross national income (GNI) per capita falls between 0.9 and 1.5. In those countries where it is significantly higher, this reflects a relatively low per capita GNI and/or a high proportion of senior staff in the Nutreco team in that country.

In all countries, Nutreco employees earn above the legally specified minimum wage.

CONTRACT PERSONNEL

During 2001 a total of 1,813 contract workers were employed in Nutreco. This is an increase from 1,325 in 2000. The contract workers were in the meat processing businesses, as follows: Sada 1,122, Pingo Poultry 285 and Hendrix Meat Group 267. The increase is mainly due to the inclusion of Agrovic (acquired in 2001) figures, in those of Sada.

WORKING HOURS

The average working week in Nutreco is 38.8h. The maximum is in Chile, with Trouw Chile and Marine Harvest Chile at 48h, and Hybrid Turkeys (part of Euribrid) in Canada, at 42.5h. ILO figures show 48h as the legal maximum in Chile and in Canada it is 44h. All other countries are below 40h/week.

LOST TIME INJURIES AND ABSENTEEISM

DIAGRAM 6.2.7: LTIs per million manhours per Business Unit



2000
2001
Nutreco Corporate
Research Centres
Trouw UK & Ireland
Trout & Marine Species
Moore-Clark
Skretting
Trouw Chile
Hendrix Meat Group
Sada
Pingo Poultry
Euribrid
S/W Europe & Americas
N/C Europe & Asia
Nanta
Marine Harvest Scotland
Marine Harvest Norway
Marine Harvest Chile
Agri Feed Benelux
Nutreco Total

The average lost time per injury was 85.8 hours; an increase from the 83 hours reported in 2000.

Valid comparative figures for benchmarks are being sought.

During 2001 improvements were made in working conditions and efforts were made to reduce the number of lost time injuries (LTIs). However, the overall number has increased, from 36.5 to 46.4 injuries per million man-hours. This level is not acceptable to Nutreco. As a first step to achieve a long-term reduction, systems for recording and investigating injuries in a consistent manner will be put in place. This is discussed further in Chapter 7.

DIAGRAM 6.2.8: Absenteeism per country, percentage of total manhours worked



2000
2001
Belgium
Canada
Chile
France
Ireland
Norway
Poland
Spain
the Netherlands
UK
Other
Nutreco Total

Absenteeism in 2001 was recorded as an average of 4.6% of man-hours worked. This is an increase from the 2000 figure of 4.5%.
Figures for the Netherlands in 2000 show an average in industry of 6.5%.
Figures from Norway for 2001 show an industry average of 6.7%.

In reviewing the details for LTIs and absenteeism, it was seen that if the businesses constituting Nutreco in 2000 are considered in isolation, two of the three parameters remained the same. The lost time per injury in year-2000 companies was 82.8h (83 in 2000) and absenteeism was 4.45% (4.5% in 2000). It is the influence of newly acquired companies in the Benelux and Spain that has lifted these parameters — lost time per injury 99.3 and average absenteeism 6.2%. Although these companies increased the rate of LTIs, the underlying trend also rose (36.5 injuries per million man hours in 2000 and 44.2 for the same companies in 2001, with 61.8 for the new companies).

DIAGRAM 6.2.9: Developments since 1998

This diagram shows employee numbers, LTIs (Lost Time Injuries) per million man-hours, average lost time per LTI and absenteeism rates (the percentage of working hours lost through absenteeism) in the period 1998-2001, across Nutreco (using 1998 as the basis=100)


1998
1999
2000
2001
250
200
150
100
50
0
Employees
LTI per 1,000,000 man-hours
Lost hours per LTI
Percentage absenteeism

FATALITY

It is with regret that Nutreco must report a fatality in 2001. A member of the maintenance team in the Hendrix Meat Group plant at Meppel, in the Netherlands, was fatally injured while carrying out a repair in the cold store, specifically, to the overhead rail system. The accident was investigated by Nutreco Corporate and by the regulatory authorities. The company was fined EUR 11,250, which is the statutory fine for fatalities.

EMPLOYEE INVOLVEMENT

Representation by unions: 2,565 employees were represented by unions. This figure was not recorded in 2000.

The breakdown by country, percentage employees represented by unions, is as follows:

TABLE 6.2.10: Number of employees represented by an HSE committee and/or a formal works council:

		Publicly available benchmark figures (*)
Chile	[illegible]	[illegible]
Norway	[illegible]	[illegible]
Spain	[illegible]	[illegible]
the Netherlands	[illegible]	[illegible]
UK	[illegible]	[illegible]

(*) Publicly available benchmark figures date from the mid nineties

TABLE 6.2.11: Number of employees represented by an HSE committee and/or a formal works council:

	2000	2001
Represented by an HSE committee	85%	83%
Represented by a works council	60%	85%

The proportion represented by an HSE committee has fallen slightly while the proportion represented by a works council has risen significantly.

The number of employees represented by collective bargaining agreements (CBA) was assessed for the first time in 2001. In total 7,563 (58%) of the employees were represented by a CBA.

The breakdown by country is as follows:

TABLE 6.2.12:

Number of employees represented by collective bargaining		Publicly available benchmark figure (*)
Chile	82%	12.7%
Norway	55%	66%
Spain	69%	82%
the Netherlands	60%	80%
UK	4%	36.5%

(*) Publicly available benchmark figures date from the mid nineties

Nutreco has a *European Information and Consultation Council, in line with EC Directive 94/45/EC*, which requires all companies above a certain size and operating in more than one European country, to have a means whereby management can inform and consult with employee representatives on matters that affect employees in more than one of those countries. The Council meets twice a year.

STRIKES

There was one strike in Nutreco in 2001. This took place in Chile in October and is discussed in Chapter 5, in the section on Nutreco in Chile.

TRAINING

The average number of hours per employee spent in training in 2001 was 17.4. In 2000 it was 15.8.

Total expenditure on training was EUR 4,069,497. The figure reported for 2000, of EUR 675,000, only represented the expenditure from companies offering training to all staff. In 2001, the average per employee was EUR 418. The highest training expenditure per employee was understandably in the research centres, at EUR 2,300. These were followed by Skretting Norway at EUR 1,753. The lowest expenditure was found in Trouw Chile, at EUR 114 (this does not include expenditure on further education as described in the Chapter 5 section on Nutreco in Chile) and Hendrix Meat Group at EUR 127. As a benchmark for comparison, Eurostat figures show Dutch companies spent EUR 592 per employee in 1999. Year 2000 figures for Norway indicate an average in industry of EUR 585 and in food product, beverage and tobacco companies it was EUR 517 per employee.

DIAGRAM 6.2.13: Expenditure on training per employee


2001
2,500
2,000
1,500
1,000
500
0
1,256.3
1,753.0
529.9
Nutreco Corporate
Research Centres
Trouw UK & Ireland
Trout & Marine Species
Moore-Clark
Skretting
Trouw Chile
Hendrix Meat Group
Sada
Pingo Poultry
Euribrid
S/W Europe & Americas
N/C Europe & Asia
Nanta
Marine Harvest Scotland
Marine Harvest Norway
Marine Harvest Chile
Agri Feed Benelux

EMPLOYEE SATISFACTION

2,197 employees in Nutreco work in a company that has held an employee satisfaction survey in the past three years. These are in Skretting Norway and Marine Harvest Scotland plus a proportion of the companies in Hendrix Meat Group, Sada, Pingo Poultry, Euribrid, Marine Harvest Norway, Agri International (North/Central Europe & Asia) and in some research centres.

DIAGRAM 6.2.14: Employee surveys (in percentages)



2001
100
80
60
40
20
0
100
53
43
7
Research Centres
Skretting
Hendrix Meat Group
Sada
Pingo Poultry
Euribrid
N/C Europe & Asia
Marine Harvest Scotland
Marine Harvest Norway
Nutreco Total

HSEQ AUDITS

Reports produced through the Nutreco Health, Safety, Environment and Quality audits are described in Chapter 4.

Following an HSEQ audit, a detailed report is prepared for the Executive Board, the Business Group and Business Unit Managing Directors, the site management and the audit team. This provides a critical qualitative and quantitative overview followed by detailed information and recommendations for all audited features. Recommendations are classified 'urgent', 'recommended' or 'advisable'. A photographic survey illustrates the most important aspects. Advice on how to enact recommendations is provided.

In this way, Nutreco achieves a continuous improvement process in established businesses and, over a relatively short period, brings the HSEQ standards of acquired businesses up to Nutreco standards. These standards are applied equally in all locations.

ENERGY AND WATER USE

DIAGRAM 6.3.1: Water use per tonne



2000
2001
12
10
8
6
4
2
0
0.05
0.07
0.75
0.66
10.05
8.92
2.54
1.93
Compound feed
Aqua feed
Poultry processing
Pork processing

DIAGRAM 6.3.2: Energy use in MJ per tonne



2000
2001
1,500
1,200
900
600
300
0
207
160
1,033
966
1,470
1,275
677
745
1,366
878
Compound feed
Aqua feed
Poultry processing
Pork processing
Salmon farming & processing

DIAGRAM 6.3.3: Energy use per tonne product


Nutreco companies in 2000
Newly aquired companies
Aggregated
2,000
1,500
1,000
500
0
Compound feed
Poultry processing

DIAGRAM 6.3.4: Electricity use in million KWH, per Business Unit


2000
2001
80
70
60
50
40
30
20
10
0
Research Centres
Trouw UK & Ireland
Trout & Marine Species
Moore-Clark
Skretting
Trouw Chile
Hendrix Meat Group
Sada
Pingo Poultry
Euribrid
S/W Europe & Americas
N/C Europe & Asia
Nanta
Marine Harvest Scotland
Marine Harvest Norway
Marine Harvest Chile
Agri Feed Benelux

DIAGRAM 6.3.5: Natural gas use per Business Unit


(x100,000 m³)
2000
2001
70
60
50
40
30
20
10
0
Research Centres
Trouw UK & Ireland
Trout & Marine Species
Moore-Clark
Skretting
Trouw Chile
Hendrix Meat Group
Sada
Pingo Poultry
Euribrid
S/W Europe & Americas
N/C Europe & Asia
Nanta
Marine Harvest Scotland
Marine Harvest Norway
Marine Harvest Chile
Agri Feed Benelux

DIAGRAM 6.3.6: Gasoil use, vehicle



(x1,000,000)
3.0
2.5
2.0
1.5
1.0
0.5
0
0.007
0.32
0.14
0.12
0.08
0.06
0.25
0.85
0.21
0.28
0.26
0.30
0.21
0.01
0.26
0.30
0.19
Research Centres
Trouw UK & Ireland
Trout & Marine Species
Moore-Clark
Skretting
Trouw Chile
Hendrix Meat Group
Sada
Pingo Poultry
Euribrid
S/W Europe & Americas
N/C Europe & Asia
Nanta
Marine Harvest Scotland
Marine Harvest Norway
Marine Harvest Chile
Agri Feed Benelux

DIAGRAM 6.3.7: Gasoil use, non vehicle


(x1,000,000)
3.0
2.5
2.0
1.5
1.0
0.5
0
0.04
0.93
0.01
0.16
0.01
1.87
0.001
0.62
0.30
0.13
0.71
0.003
1.05
1.15
0.04
Research Centres
Trouw UK & Ireland
Trout & Marine Species
Moore-Clark
Hendrix Meat Group
Sada
Pingo Poultry
Euribrid
S/W Europe & Americas
N/C Europe & Asia
Nanta
Marine Harvest Scotland
Marine Harvest Norway
Marine Harvest Chile
Agri Feed Benelux

These charts, 6.3.1 to 6.3.7, indicate improvements in energy and water consumption per tonne. However, this is not entirely due to efficiency programmes. The energy used per tonne in feed production for example is influenced by the combination of raw materials being processed and the proportion of plant capacity being used. These factors can vary beyond the control of the operating company.

Also, the type of product required by the local market has an effect. In Spain, the proportion of feed as meal is greater than in the Benelux, where the proportion of pelleted feed is greater. Pelleted feed requires more energy to produce.

Increases in energy use in pork processing are the result of disruption caused by the foot and mouth disease outbreak, including plant shutdown and subsequent processing of overweight pigs.

DIAGRAM 6.3.8: Total chemical and oil waste per Business Unit in tonnes



80
70
60
50
40
30
20
10
0
2.25
6.40
5.71
0.60
0.00
3.00
42
Research Centres
Trouw UK & Ireland
Trout & Marine Species
Moore-Clark
Skretting
Trouw Chile
Hendrix Meat Group
Sada
Pingo Poultry
Euribrid
SW Europe & Americas
NC Europe and Asia
Nanta
Marine Harvest Scotland
Marine Harvest Norway
Marine Harvest Chile
Agri Feed Benelux

RECYCLING

Operating sites in Nutreco were asked to report on recycling. Eighty three (78%) reported some form of recycling activity.

For comparison, rates for recycling paper and board in 2001 were the Netherlands 69%, Norway 44% and Spain 41%.

TABLE 6.3.9:

Paper/cardboard	58%
Plastics	50%
Metals	64%
Production waste	55%

FLIGHTS

In 2001, the number of flights taken by Nutreco personnel in the course of their business activities was recorded for the first time. These have been divided broadly into intracontinental and intercontinental flights. A return trip counts as two flights.

Intracontinental flights totalled 9,803 (a CO_2 equivalence of 6,128 tonnes) and there were 2,242 intercontinental flights (a CO_2 equivalence of 2,803 to 4,204 tonnes).

This is the first year in which this information has been gathered. Per employee, it is 0.69–0.8 tonne CO_2. The CO_2 measure was developed by *Face* (Forests Absorbing Carbon dioxide Emission – *www.facefoundation.nl*) based on data from *Trees for Travel* (*www.treesfortravel.nl*). The figures are rough estimates as the exact amount depends on the number of kms per flight.

COMPLAINTS

In 2001 17 sites received odour complaints, that is 15%. Eight out of these 17 sites were Aqua feed sites in Canada (2), Ireland (1), Scotland (1), Norway (3) and Australia (1). As the production of extruded feed for aquaculture can generate distinctive odours, the proper operation of plant and of the odour abatement equipment is critical and receives constant attention from plant management together with the appropriate follow up of any complaints and upgrade operations of odour abatement equipment if necessary. Three out of the 17 sites were feed production sites in the Netherlands. One of the difficulties encountered in feed production in the Benelux was the requirement for higher processing temperatures and changes in raw materials. These measures were taken to improve control of microbial contamination, thereby improving food safety. The side effect, though, is an increase in odour levels. A complication has been found in the Netherlands as the computer model, developed together with the Dutch environmental authorities, shows the production plants to be operating within environmental specifications. However, odour levels are found to be too high. Steps are being taken, in consultation with local authorities, to counter this problem.

The remaining six sites that received odour complaints in 2001 were two poultry processing plants in Spain (both cases resolved), one poultry processing plant in the Netherlands (problem resolved), two meat processing plants in the Netherlands (both resolved) and the Aquaculture Research Laboratory in Stavanger (resolved).

In 2001, eight companies received noise complaints, that is 7%.

Hendrix Meat Group received six complaints, across three sites, regarding vehicle noise — motors left running, drivers sounding their horn on departure, a cooling system. All these were resolved: by driver instruction and replacement of the truck with the noisy cooling system.

Hendrix UTD received seven complaints at one site because of a noisy fan. This was replaced.

Skretting Australia received complaints about the general noise level, especially at night. A programme to reduce noise levels is being implemented and already has had an effect. Late night noise has been further reduced through changes in working practice.

The other three sites that received noise complaints were in Marine Harvest Norway (1), Marine Harvest Canada (1) and North/Central Europe (Germany, resolved).

These are similar figures to those reported for 2000; 13% odour and 9% noise.

ENVIRONMENTAL ACCIDENTS

The only accident with environmental repercussions to be reported in 2001 was in Marine Harvest Norway. A large ship (not associated with Marine Harvest), apparently not under adequate control, collided with one of the salmon farms. Around 49,000 fish were either killed or escaped.

No significant litigation cases concerning Nutreco were instigated in 2001.

LICENCES

A poultry processing plant in Spain did not have the appropriate discharge licence. When the new municipal treatment plant is completed, the processing plant will be connected to this treatment plant. This is scheduled to happen within six months.

One of the Marine Harvest plants in Norway is waiting for approval for the expansion of production volume.

At the Hendrix UTD Lochem feed mill a formal notice was received from authorities that production volume had exceeded the production listed in the 1989 licence. The notice itself was triggered by odour nuisance caused by the feed mill.

FORMAL NOTICES

Apart from the cases listed above in connection with missing, incomplete or inappropriate licenses, no major notices were received. The vast majority of the Nutreco operations are regularly inspected by the statutory authorities. The notices arising from such inspections, concerning small non-compliances, are not included in this overview. Such non-compliances are corrected promptly. Typical examples of regular inspections are the daily inspections by veterinarians based at processing plants and the monthly routine inspections by veterinary authorities.

6.4 THE COMMUNITY

REPORTING

Nutreco is committed to reporting on its social and environmental performance on an annual basis. This publication is the second Nutreco Social and Environmental report. Nutreco is also practising its declared approach of openness and transparency, as is demonstrated in this report, the Annual Report and on the Nutreco web site, *www.nutreco.com*, and the web sites of many Nutreco businesses.

A small number of Nutreco businesses and operating companies now prepare their own individual annual environmental and/or social reports, in some cases these are required by regulatory authorities or as part of a certification such as ISO 14001. A larger proportion have written plans in which environmental and social goals are set.

Of the 108 Nutreco entities reported on:

TABLE 6.4.1:

Environmental report	18%
Social report	8%
Written environmental goals	33%
Written social goals	34%

CHILD LABOUR

Nutreco endorses the standards specified within Social Accountability SA 8000 and the relevant ILO Conventions on employment and, where appropriate, they are being integrated in the Nutreco HR Standards, HSEQ Policy and HSEQ Audit System, as reported in Chapter 4. This includes the clear assertion that Nutreco does not engage in or support the use of child labour, as defined in these standards and conventions.

The minimum age for admission to employment or work in a Nutreco company shall not be less than the age of completion of compulsory schooling as set by national law and, in any case, shall not be less than 15 years.

As reported in Chapter 5, the youngest employee in Nutreco in 2001 joined Trouw Nutrition Deutschland in September, aged 15, as a trainee clerk, working under strictly defined conditions and with the supervision of a tutor. There were a further four employees aged 15 during 2001, all were working on the farm at Hybrid Turkeys in Canada doing laundry and simple barn chores. All four are students with weekend and vacation jobs that are classified as part-time employment.
Individual Nutreco businesses and companies do not require a written policy on child labour because it is covered in the HR Standards.

SPONSORING

DIAGRAM 6.4.2: Sponsoring (in EUR)



(x10,000 EUR)
12
10
8
6
4
2
0
3.12
0.32
4.74
6.79
6.63
6
1.92
5.85
0.43
0.89
3.10
10.23
1.66
3.18
7.04
6.13
3.30
3.35
Nutreco Corporate
Research Centres
Trouw UK & Ireland
Trout & Marine Species
Moore-Clark
Skretting
Trouw Chile
Hendrix Meat Group
Sada
Pingo Poultry
Euribrid
S/W Europe & Americas
N/C Europe & Asia
Nanta
Marine Harvest Scotland
Marine Harvest Norway
Marine Harvest Chile
Agri Feed Benelux

Sponsoring in 2001 totalled EUR 761,329. In 2000 it was EUR 487,000. The surge in sponsoring recorded is partly the result of better identification of these activities. D

Establishing Social &

Throughout this report there have been references to Nutreco's ambitions to follow a path of continuous improvement.

In this chapter a series of valid and measurable targets are recorded. The social and environmental progress of Nutreco will be judged against these targets in 2002 and beyond. Improvements in these 15 target areas will lead Nutreco to progressively higher levels of safety and sustainability. Regardless of activity or location, all Nutreco companies must have internal programmes in place to address the issues raised in this report.

While these targers set out a framework for improvement it should be recorded again here that as a fundamental point, Nutreco always operates in accordance with relevant legislation and regulations.

CHAPTER 7

Establishing Social & Environmental Objectives



Environmental objectives

ACCIDENTS

The number of accidents in Nutreco has increased from the 2000 figures and the LTI frequency (number of Lost Time Injuries per million hours) increased from 36.5 in 2000 to 46.4 in 2001. This should be reduced.

OBJECTIVES: REDUCTION OF THE NUMBER OF ACCIDENTS

1. In 2002, a reduction of ≥10%. Further reduction in following years. Priority in processing and farming.
2. Establish consistent accident investigation and analyses to enable Nutreco-wide identification of key issues concerning work-related accidents.

MANUAL HANDLING

Nutreco policies and Credo state that occupational health is important for Nutreco staff and others involved in the business of Nutreco, and that it is essential for effective and efficient business management. Manual work is an important issue in that respect and the manual handling of bags is a particular focus of attention.

OBJECTIVES: IMPROVE OCCUPATIONAL HEALTH WITH A FOCUS MANUAL HANDLING

3. Aim for elimination, as soon as reasonably possible, of the handling of weights greater than 25 kg at all current Nutreco plants and sites. It is estimated that a five-year period is appropriate to deal with any business difficulties resulting from setting this standard.
4. Encourage suppliers to eliminate handling of bags and other items of more than 25kg. Include occupational health and safety aspects in supplier assessment programmes.
5. Establish risk identification and evaluation programmes for health and safety at all Nutreco processing plants, including repetitive strain injuries in order to address the issue effectively and in line with Nutreco Policies. Such programmes must be implemented before 2004.

ENVIRONMENTAL ISSUES NUTRECO PRODUCTION FACILITIES

Objectives that state a specific reduction in consumption of energy, water and other resources by Nutreco as a whole make little sense as in most cases the figures are directly related to production volumes, plant utilisation, product specifications and market circumstances. However, it is important that Nutreco companies improve the efficiency of energy, water and raw materials consumption and reduce waste.

OBJECTIVES: IMPROVE ENVIRONMENTAL PERFORMANCE AND FOOD SAFETY

6. Establish energy efficiency programmes at all Nutreco operations (before the end of 2005).
7. Establish water consumption efficiency programmes at all Nutreco processing sites (before the end of 2005).
8. Establish waste management and recycling programmes at all Nutreco sites (before the end of 2005).
9. In the coming year, more specific objectives will be set, for example for recycling paper, metals and packaging.

BIODIVERSITY

10. Establish biodiversity impact assessment tool for aquaculture.

FOOD SAFETY AND ENVIRONMENTAL MONITORING

11. Establish and implement Nutreco-wide monitoring programme for issues such as the use of antibiotics and escapes of fish.

HSEQ AND FOOD SAFETY SYSTEMS

12. All Nutreco processing must have HACCP system by the end of 2003. All Nutreco processing must have certified HACCP system by the end of 2005.
13. Increase the number of externally accepted environmental management systems (EMAS, ISO 14001 etc.) in Nutreco, using 2001 figure as the basis.

NUISANCE AND COMPLAINTS

14. Reduce complaints from neighbours because of odour and/or noise. Use the 2001 figures as the starting point.

GENERAL

15. Improve ratings of Nutreco HSEQ audits. Each individual Nutreco operation audited must, as a minimum, establish an audit rating equal to or higher than the average Nutreco rating in the two years prior to the audit.

Research and

The two Nutreco Business Streams, Agriculture and Aquaculture, have invested significantly in research and development (R&D) facilities and people. R&D is seen as the engine that drives progress in the company. As part of this contribution, R&D provides continuing improvements in both the environmental and social performance of Nutreco.

Nutreco agricultural research is conducted at a series of centres in the Netherlands, Spain and France devoted to specific segments of the company's businesses. These cover breeding, poultry, pigs, ruminants, turkeys and rabbits.

Nutreco aquaculture research and development activities are based at the Nutreco Aquaculture Research Centre (ARC) in Norway, the world's leading salmon-producing country. It is one of the most advanced centres of its kind in the world.

Both in Nutreco Agriculture and in Nutreco Aquaculture, much research is conducted in co-operation with external institutes and academic centres of expertise.

The following paragraphs briefly describe just some of the R&D projects in 2001, with an indication of their potential environmental and social impact.

POULTRY HEALTH

In 2001, the Poultry Research Centre completed an isolation facility for the investigation of disease problems such as malabsorption syndrome. The effects of health promoting substances of natural origin are being assessed. Some remarkable results have already been obtained, showing a significant positive effect of Greenline additives; the effect was much less pronounced in healthy birds.

CHICK FEED

The Poultry Research Centre (PRC) developed a special feed for newly hatched chicks. 'Mana' provides the chicks with nutrition and water without making them wet, which can jeopardise the chicks' ability to survive. From the time chicks hatch until they are delivered to farms, 48h or more, they can become dehydrated and lose weight, which weakens them and can lead to mortality. Mana is formulated to cater to their nutritional needs and to provide water. It is convenient to use and gives the chicks a valuable boost at the earliest stage. Mana was first produced in November 2001. Field trials in the Netherlands and the experimental trials at the PRC show excellent results. Mana should become a commercial product in 2002.

Mana is based on conventional ingredients but is made using a special process developed by the PRC together with Nutreco Aquaculture in Spain, and the feed pilot manufacturing plant at the Aquaculture Research Centre in Stavanger, Norway.

FEED EFFICIENCY FOR LOOSE-HOUSED SOWS

Increasingly in the EU, gestating sows are housed in groups. Energy and nutrient requirements of these sows must be met accurately during gestation and lactation for optimum embryo survival, piglet growth and piglet survival. The exact requirements are dependent on body weight, condition, parity number, days in gestation, number of piglets born, litter weight and housing. While offering better welfare, group housing makes it difficult for herd managers to monitor and adjust the body weight and condition of individual sows.

Hendrix UTD, together with the Swine Research Centre (SRC), developed the 'Marathon' feed management system for electronic sow feeders. Marathon uses individual sow data, a multi-phase feeding program, video image analysis (VIA) and a model for determining nutrient requirements. The feeding program combines two diets — a low energy bulky diet and a diet rich in energy, protein, vitamins and minerals. The VIA camera captures sows' images as they visit the feeding station. From the images the body weight is calculated and combined with the sow's data to calculate the amount and ratio of the two diets. Research at SRC and two farms shows that the sows on the Marathon program are kept in optimum condition, have greater numbers of surviving piglets and that excretion of nitrogen and phosphorus is significantly reduced.

ORGANIC BROILERS

Some European supermarkets, following customer demands, require the production of poultry completely devoid of animal products. Such chickens are also grown for a longer period of time, and in more extensive conditions than has been routine practice in recent years. The first trial to compare four different chicken breeds for organic chicken production was run at the Poultry Research Centre during the second half of 2001. In addition to the performance comparisons among the four breeds (and two different feeding regimes) the study collected slaughterhouse parameters, such as meat yield, meat colour and bone strength.

These studies will help Nutreco companies to choose the best breed and feeding regime for organic chicken production.

Modern broiler chickens are almost exclusively white feathered and modern layers are either white or brown. But chicken feathers can display many colours and both in organic farming and in semi-traditional poultry farming (e.g. China) there is increasing demand for efficient broiler and layer chickens with coloured feathers. Using Hybro's and Hendrix Poultry Breeders' breeding lines, the Breeding Research Centre is making an inventory of all colour types and genes available.

RUMEN MODELLING REDUCES MINERAL INPUT

The Nutreco Ruminant Research Centre completed a project in 2001 that enables formulators to optimise rations. Mineral excretion is minimised, thereby reducing environmental pollution. The project is described in Chapter 5.

IMPROVING FISH HEALTH KNOWLEDGE

Nutreco Aquaculture has two internal networks focused on fish health and led by specialists based at the Nutreco Aquaculture Research Centre. One is concerned with improvements to health through feed and the other through husbandry. The objective is to ensure research progress and best practices are communicated rapidly throughout the Business Stream.

NEW FISH FEED BRINGS WELFARE BENEFITS

Trout and Marine Species in Europe launched a new 'anti-stress' feed, Sanostim, in 2001. It is for freshwater and marine species such as trout, eel, sea bass and sea bream and uses knowledge of immunostimulants developed at the Nutreco Aquaculture Research Centre.

Sanostim is a dynamic product that will be developed continiously to support fish health and combat future disease risks.

CONTAMINANT MONITORING

Nutreco Aquaculture is operating a contaminant-monitoring programme to determine the incidence of contaminants in raw materials for fish feed production and to develop measures for their control and reduction. In addition to well-known contaminants such a PCBs and dioxins, several less familiar groups are included. Most of the contaminants are ubiquitous in the environment and with increasingly sensitive analytical techniques traces can be detected in raw materials.

The incidence of contaminants shows clear geographical patterns, enabling materials purchasing to source only those materials that comply with statutory limits and to document their safety.

PRECISION FEEDING OFFERS MULTIPLE BENEFITS

Feeding fish with the precise amount of feed reduces the environmental impact of fish farming. Too much results in an unnecessary input of nutrient to the environment and an inefficient use of resources.

In 2001 a sophisticated data management system was developed to identify under and over feeding. When applied in Marine Harvest Chile, for example, it showed a reduction in feed conversion ratio of 18% in comparison with the previous four year's results.

PRODUCTION EFFICIENCY IMPROVES QUALITY AND REDUCES WASTE

Nutreco Aquaculture has a strategic project to harmonise feed production throughout the business. Begun in 2000 and led by the Nutreco Aquaculture Research Centre, the project teams visit every feed factory to identify and transfer best practices. Efficiency improvements obtained reduce costs and they reduce waste. Results to date include savings in energy and water consumption, reductions in wastewater and odour and more efficient use of raw materials. Food safety is increasingly important in this project.

ALTERNATIVE LIPIDS IN FEEDS FOR SALMON, THE ALISA PROJECT

Salmon were raised on Marine Harvest farms in Norway and Scotland with a diet where a significant part of the fish oil had been replaced by rapeseed oil. Omega-3 fatty acid content was maintained through the addition of a fish oil supplement.

Reducing the dependency of salmon farming on marine sourced raw materials improves the sustainability of this important source of protein.

The ALISA fish have been tested for quality and consumer reaction in a variety of preparations through retailers, with professional caterers, chefs and professional institutes in France, Germany, Norway, Japan and the UK.

Results showed no strong dislike of the ALISA salmon and often it was preferred. For example, in the UK, the Campden and Chorleywood research centre tested the salmon with 224 consumers, all regular salmon eaters. ALISA salmon was rated slightly ahead of the control. At the retailer Auchan in France, consumer tests showed a clear preference for ALISA salmon in appearance, taste and texture.

Consumer surveys that formed part of the ALISA project showed the three leading factors for choosing salmon were taste, a healthy option and ease of preparation.

STARTER FEED FOR COD

The Nutreco Aquaculture Research Centre developed a new starter feed, Gemma Micro, for cod and other young marine species such as sea bream and sea bass. This can be used at the larval stage and for fry, the most critical stage for marine species. Previously cod larvae required live feed, mainly the microscopic crustacean Artemia, which is expensive, variable in quality and unstable during transport. With the launch of Gemma Micro the live feed can be phased out. D

Glossary

AQUACULTURE	Culture of aquatic animals, and plants
BENCHMARK	A standard that can be used to measure or compare
BROILERS	Chickens specially farmed for meat production
COMPOUND FEED	Feed composed of various raw materials according to exact formulations and containing all nutrients essential for an animal's maintenance and growth
CONCENTRATES	Mixture of vitamins, trace elements, minerals (premix) and proteins used in the production of compound feed
EC	European Commission
EN	European Norm, as specified by CEN (Comité Européen de Normalisation)
EU	European Union
FAO	Food and Agriculture Organization of the United Nations
FISH FEED	A compound feed prepared for fish, having a higher nutrient concentration than compound feed for land animals
FOOD (PRODUCTION) CHAIN	In the sense relevant to Nutreco: the sequence of breeding, farming, processing and distribution activities resulting in consumer products
GMP	Good Manufacturing Practices – a certified standard
HACCP	Hazard Analysis Critical Control Point, an international quality control system used for tracing and controlling critical points. The system has been adopted from the US Food and Drug Administration (FDA)
HR	Human Resources
HSEQ	Health, Safety, Environment and Quality — the focus areas of the Nutreco internal social and environmental audit process.
ICES	International Council for the Exploration of the Sea
IKB	Integrale Keten Beheersing (Integral Chain Control), a Dutch quality control system
ILO	International Labour Organization
IMARPE	Instituto del Mar del Perú — the Peruvian marine institute

ISO	International Standards Organization, which develops and publishes internationally accepted standards
NGO	Non-governmental organisation
ORGANIC	Feed and food products where artificial fertiliser and/or chemical crop-protection agents are not used in their production, or are strictly limited
PICOGRAM	One millionth of a millionth of a gram
PPM	Parts per million
PREMIX	Mixture of high-quality nutrients, such as vitamins, trace elements and minerals, used in the production of concentrates and compound feed
QACCP	Quality Analysis of Critical Control Points, a quality control system
Q&As	Questions and answers
STERLAB	A laboratory standard of the Dutch council for accreditation (RvA)
SALMONIDS	Fish that are members of the Family Salmonidae, including salmon species, sea trout and rainbow trout

CONTACT US

If you have comments on this Nutreco Social and Environmental Report, or would like further information, please let us know.

You can contact the team responsible for the report by visiting the Nutreco web site and following the links to the Nutreco Social and Environmental Report, or by sending an email to info@nutreco.com or by writing to:

The Social and Environmental Report Team
Nutreco
Prins Frederiklaan 4
P.O. Box 299
3800 AG Amersfoort
the Netherlands

Please provide your name, occupation and postal address or email address.

If you would like copies of the Annual Report and the Corporate Brochure, please send your request to the contact points given above. These publications may also be viewed on the Nutreco web site at www.nutreco.com

This Social & Environmental Report is printed on totally chlorine-free (TCF) paper.

Nutreco Holding N.V.
Prins Frederiklaan 4
P.O. Box 299
3800 AG Amersfoort
the Netherlands

tel. (31) 33 422 6100
fax (31) 33 422 6101
www.nutreco.com

Free translation

NUTRECO HOLDING N.V.

ANNUAL GENERAL MEETING OF SHAREHOLDERS

Notice of the Annual General Meeting of Shareholders of Nutreco Holding N.V., to be held on Thursday, May 23, 2002 at 02.30 p.m. at the Hotel Golden Tulip – Barbizon Palace, Prins Hendrikkade 59-72, 1012 AD Amsterdam

Agenda

1. Opening
2. Report of the Supervisory Board and of the Executive Board over the year 2001
3. Annual Accounts 2001
   3.1 Approval of the Annual Accounts
   3.2 Determination of the dividend
   3.3 Discharge of the Executive Board over the conduct of the business and of the Supervisory Board over its supervisory duties
4. Mandate of the Executive Board – subject to the approval of the Supervisory Board – to acquire the Company's own shares as specified in article 10 of the Articles of Association of the Company for a period of 18 months
5. Amendment of the Articles of Association
6. Announcement of the Supervisory Board regarding the end-of-term resignation of a Supervisory Director and his reappointment
7. Communications and questions
8. Closing

The agenda with explanatory notes, the annual report and the accounts over 2001, the draft deed of amendment of the Articles of Association, the draft Articles of Association with an annotated comparison with the existing text and the information with regard to the intended re-appointment of a Supervisory Director are available as from today at the offices of Rabo Securities, Amstelplein 1, Amsterdam; at the offices of Rabobank Nederland Effectendiensten, Croeselaan 22, Utrecht; and at the company's offices, Veerstraat 38, Boxmeer. These documents are available for attendees at the above locations free of charge or will be sent free of charge to those attendees having so requested. These documents are also available via the internet onwww.nutreco.com.

Registration Date
In accordance with article 20.3 of the Company's Articles of Association the Executive Board has decided that shall be eligible for attending the meeting those shareholders or proxyholders who have registered their holdings on **May 17, 2002** ("Registration Date") in one of the registers mentioned below:

Holders of bearer shares: the administrations of the financial institutions who are accredited with the "Nederlands Centraal Instituut voor Giraal Effectenverkeer B.V." ("Necigef") from which appears the ownership of the shares concerned in accordance with Dutch legislation.

Holders of nominative shares: the register of shareholders as kept by Nutreco Holding N.V.

Notification of attendance and admission
Persons entitled to vote at and attend to the meeting ("attendees") whose rights derive from **bearer shares** can attend the meeting provided they have notified their attendance. For the purposes of such notification, they need to instruct their financial institution to register them in writing with **Rabobank Nederland Effectendiensten, Croeselaan 22 at Utrecht (The Netherlands)** on **May 17, 2002** at the latest. When notifying, the financial institution concerned needs to submit a declaration that the shareholder concerned shall remain registered with their administration until and including the Registration Date.

Attendees whose rights derive from **nominative shares** can attend the meeting provided they have notified **Nutreco Holding N.V., Veerstraat 38, at 5831 JN Boxmeer (The Netherlands)** in writing of their attendance on **May 17, 2002** at the latest and provided that they remain registered as a holder of nominative shares until and including the Registration Date.

Attendees who wish to give proxy are required to submit a signed proxy with the above-mentioned bank by **May 17, 2002** at the latest and the proxyholder is required to submit a copy of said proxy at the registration desk at the meeting. Attendees may be required to show proof of identity.

Boxmeer, May 6, 2002

The Executive Board

nutreco

NUTRECO HOLDING N.V.

JAARLIJKSE ALGEMENE VERGADERING VAN AANDEELHOUDERS

Oproeping tot de jaarlijkse Algemene Vergadering van Aandeelhouders van Nutreco Holding N.V., die zal plaatsvinden op donderdag 23 mei 2002 om 14.30 uur in Hotel Golden Tulip - Barbizon Palace, Prins Hendrikkade 59-72, 1012 AD Amsterdam.

Agenda
1. Opening
2. Bericht van de Raad van Commissarissen en verslag van de Raad van Bestuur over het boekjaar 2001
3. Jaarrekening 2001
   - 3.1 Goedkeuring van de jaarrekening
   - 3.2 Dividendvaststelling
   - 3.3 Decharge van de Raad van Bestuur voor het gevoerde beleid en van de Raad van Commissarissen voor het uitgeoefende toezicht
4. Machtiging van de Raad van Bestuur - onder goedkeuring van de Raad van Commissarissen - tot inkoop door de Vennootschap van eigen aandelen als bedoeld in artikel 10 van de statuten van de Vennootschap voor de duur van 18 maanden
5. Statutenwijziging
6. Mededeling van de Raad van Commissarissen betreffende het periodiek aftreden van een Commissaris en zijn voorgenomen herbenoeming
7. Mededelingen en rondvraag
8. Sluiting

De agenda met toelichting, het jaarverslag met de jaarrekening over 2001, de ontwerpakte van statutenwijziging en een drieluik met daarin opgenomen de huidige tekst van de statuten, de ontwerpstatuten en een toelichting op de wijzigingen en de kennisgeving met betrekking tot de voorgenomen herbenoeming van een Commissaris met de daarbijbehorende gegevens liggen vanaf heden ter inzage ten kantore van Rabo Securities, Amstelplein 1 te Amsterdam, ten kantore van Rabobank Nederland Effectendiensten, Croeselaan 22 te Utrecht en ten kantore van de Vennootschap, Veerstraat 38 te Boxmeer. Deze stukken zijn aldaar voor vergadergerechtigden gratis verkrijgbaar of worden gratis toegestuurd aan de aandeelhouders die hierom hebben verzocht. Tevens zijn deze stukken via het internet beschikbaar op www.nutreco.com.

Registratiedatum
Conform artikel 20.3 van de statuten van de Vennootschap heeft de Raad van Bestuur bepaald dat voor de Algemene Vergadering van Aandeelhouders van 23 mei 2002 als stem- en vergadergerechtigden hebben te gelden zij die op **17 mei 2002** ("Registratiedatum") zijn ingeschreven in een van de hierna te noemen registers:

Houders van aandelen aan toonder: de administraties van de bij het Nederlands Centraal Instituut voor Giraal Effectenverkeer B.V. ("Necigef") aangesloten instellingen waaruit blijkt aan wie de aandelen toebehoren krachtens de Wet Giraal Effectenverkeer.

Houders van aandelen op naam: het register van aandeelhouders zoals dat wordt bijgehouden door Nutreco Holding N.V.

Aanmelding en toegang
Stem- en vergadergerechtigden die hun rechten ontlenen aan **aandelen aan toonder** kunnen de vergadering bijwonen indien zij zich hebben aangemeld. Daartoe dienen zij hun bank of effecteninstelling opdracht te geven om hen **uiterlijk 17 mei 2002** schriftelijk aan te melden bij **Rabobank Nederland Effectendiensten, Croeselaan 22 te Utrecht.** De betrokken bank of effecteninstelling dient bij de aanmelding een verklaring te overleggen dat de desbetreffende aandeelhouder in hun administratie geregistreerd blijft tot en met de Registratiedatum.

Stem- en vergadergerechtigden die hun rechten ontlenen aan **aandelen op naam** kunnen de vergadering bijwonen indien zij zich daartoe **uiterlijk 17 mei 2002** schriftelijk hebben aangemeld bij **Nutreco Holding N.V., Veerstraat 38, 5831 JN Boxmeer** en de aandelen ten name van de houder daarvan in het aandeelhoudersregister ingeschreven blijven tot en met de Registratiedatum.

Stem- en vergadergerechtigden die zich willen laten vertegenwoordigen dienen een door hen ondertekende volmacht **uiterlijk 17 mei 2002** in te leveren bij voornoemde bank en de gevolmachtigde dient een kopie van de volmacht voor de vergadering bij de inschrijfbalie in te leveren. Voor toelating tot de vergadering kan men worden verzocht zich met een identiteitsbewijs te legitimeren.

Boxmeer, 6 mei 2002

De Raad van Bestuur

02 JUN 17

Free Translation

AGENDA

Annual General Meeting of Shareholders of Nutreco Holding N.V. to be held on May 23, 2002 at 02.30 p.m. at the Hotel Golden Tulip – Barbizon Palace, Prins Hendrikkade 59-72, 1012 AD Amsterdam

1. Opening

2. Report of the Supervisory Board and of the Executive Board over the year 2001

3. Annual Accounts 2001

    3.1 Approval of the Annual Accounts
    3.2 Determination of the dividend (see commentary)
    3.3 Discharge of the Executive Board over the conduct of the business and of the Supervisory Board over its supervisory duties

4. Mandate of the Executive Board – subject to the approval of the Supervisory Board – to acquire the Company's own shares as specified in article 10 of the Articles of Association of the Company for a period of 18 months (see commentary)

5. Amendment of the Articles of Association

6. Announcement of the Supervisory Board regarding the end-of-term resignation of a Supervisory Director and his reappointment (see commentary)

7. Communications and questions

8. Closing

COMMENTARY TO AGENDA ITEM 3.2

Determination of the dividend

After transfer to reserves and after payment of the dividend on cumulative preference shares A in accordance with article 27 of the Articles of Association, a dividend on ordinary shares of EUR 0.82 per share is available. This corresponds to a pay-out ratio of 31% in line with the Company's dividend policy. After deduction of the interim dividend of EUR 0.28 paid out in September 2001, the final dividend amounts to EUR 0.54 per ordinary share.

In accordance with article 28.2 of the Articles of Association the Executive Board, with the approval of the Supervisory Board, proposes to pay the dividend, at the discretion of the shareholders, either in cash or in the form of ordinary shares in the capital of the Company.

The ratio between the value of the stock dividend and the cash dividend will be determined by the Executive Board after close of trading on June 11, 2002 based on the closing price on that day. The value of the stock-dividend will be equal to the cash dividend. The newly issued ordinary shares will be entitled to dividend over the year 2002 and following.

COMMENTARY TO AGENDA ITEM 4

Mandate of the Executive Board – subject to the approval of the Supervisory Board – to acquire the Company's own shares as specified in article 10 of the Articles of Association of the Company for a period of 18 months

In accordance with article 10 of the Company's Articles of Association a request is made to grant the Executive Board authorisation, for a maximum period of 18 months, subject to the approval of the Supervisory Board and without prejudice to the provisions of article 98, Book 2 of the Dutch Civil Code, to acquire ordinary shares representing a maximum of 10% of the Company's issued share capital at a price per ordinary share between the nominal value of the ordinary shares and 110% of the average price of the ordinary shares on the Euronext Amsterdam during the five trading days prior to the acquisition.

COMMENTARY TO AGENDA ITEM 5

Amendment of the Articles of Association

The Supervisory Board proposes to amend the Articles of Association. Reason for such amendment is to abolish the structure regime applying to Nutreco Holding N.V. Reason for this is that Nutreco Holding N.V. qualifies for the exemption of the structure regime. The structure regime will be introduced at Nutreco Nederland B.V. which holds the shares of most of the operational companies in The Netherlands.

The draft deed of amendment of the Articles of Association, the draft Articles of Association with an annotated comparison with the existing text together with the Agenda and the commentaries are available for attendees free of charge or will be sent free of charge to those attendees having so requested. These documents are also available via the internet on www.nutreco.com.
The main amendments are as follows: (i) the abolishment of the structure regime as a consequence of which the articles 158 up to and including article 164 of Book 2 of the Dutch civil Code will no longer apply, (ii) the appointment of all members of the Supervisory Board by the General Meeting of Shareholders (AGM) upon a binding proposal by the Supervisory Board unless the binding character of the proposal is cancelled by the AGM with a 2/3 majority of the votes cast which should represent more than 1/3 of the issued share capital, (iii) the suspension and dismissal of members of the Supervisory Board by the AGM with a 2/3 majority of the votes cast which should represent more than 1/3 of the issued share capital, (iv) the appointment, suspension and dismissal of members of the Executive Board by the AGM upon a binding proposal by the Supervisory Board unless the binding character of the proposal is cancelled by the AGM with a 2/3 majority of the votes cast which should represent more than 1/3 of the issued share capital, (v) the expansion of the clause concerning conflict of interest, (vi) the cancellation of the age limit of 72 for Supervisory Board members, (vii) the cancellation of the provision allowing the company to remunerate Supervisory Board members in function of the results of the company, (viii) the cancellation of the obligation to deposit the agenda for the AGM and the annual accounts of the company at Amsterdam, (ix) the extension of the notice term of a second AGM if the required share capital quorum is not reached at an AGM and (x) the change of name of Amsterdam Exchanges N.V. into Euronext Amsterdam N.V. throughout the Articles of Association together with certain small amendments in the text. Finally it is also requested to grant power of attorney to every director and every staff-member of De Brauw Blackstone Westbroek N.V. to request the required Ministerial statement of non-objection, to make any adjustments which could be required by the Ministry and to pass the notarial deed of amending the Articles of Association.

COMMENTARY TO AGENDA ITEM 6

Announcement of the Supervisory Board regarding the end-of-term resignation of a Supervisory Director and his reappointment

In accordance with the recommendations of the Commission Corporate Governance a schedule for the periodic resignation of Supervisory Directors has been introduced in 1997. According to this schedule Mr Y. Barbieux (64) will resign on June 24, 2002. Mr Barbieux informed the Supervisory Board he would be available for reappointment.

The General Meeting of Shareholders can make recommendations for the appointment of a Supervisory Director.

The Supervisory Board intends, in case the General Meeting of Shareholders should not recommend another person, to re-appoint Mr Y. Barbieux for a new period of four years as Supervisory Director of the Company. The General Meeting of Shareholders has the right to oppose the intended re-appointment.

The Central Works Council and the Executive Board have not made recommendations for the appointment of other persons as Supervisory Director and the Central Works Council has not opposed against the intended re-appointment.

Should the General Meeting of Shareholders make recommendations for the appointment of other persons, then the Supervisory Board will consider such recommendation when making a decision. The General Meeting of Shareholders will then be given the possibility to oppose the intended re-appointment.

Mr Barbieux has the French nationality and was born on March 28, 1938. He graduated as engineer from the Ecole Centrale des Arts et Manufactures in Paris and holds an MBA from the Harvard Business School. He held various management functions with Nestlé. Since July 1, 2000 he is the CEO of CPGMarket.com, an internet portal established in Geneva, Switzerland. He is a director of Micro Consulting (Switzerland) and a Supervisory Board member of DAB Bank A.G. (Germany).

The Supervisory Board is attaching great importance to being able to continue calling on the broad international experience of Mr Y. Barbieux, i.a. in the field of the food industry and in particular as a Supervisory Board member of the Company.

nutreco

AGENDA

Algemene Vergadering van Aandeelhouders van Nutreco Holding N.V., te houden op 23 mei 2002 om 14.30 uur in Hotel Golden Tulip - Barbizon Palace, Prins Hendrikkade 59-72, 1012 AD Amsterdam

1. Opening

2. Bericht van de Raad van Commissarissen en verslag van de Raad van Bestuur over het boekjaar 2001

3. Jaarrekening 2001

   3.1 Goedkeuring van de jaarrekening
   3.2 Dividendvaststelling (zie toelichting)
   3.3 Decharge van de Raad van Bestuur voor het gevoerde beleid en van de Raad van Commissarissen voor het uitgeoefende toezicht

4. Machtiging van de Raad van Bestuur - onder goedkeuring van de Raad van Commissarissen - tot inkoop door de Vennootschap van eigen aandelen als bedoeld in artikel 10 van de statuten van de Vennootschap voor de duur van 18 maanden (zie toelichting)

5. Statutenwijziging (zie toelichting)

6. Mededeling van de Raad van Commissarissen betreffende het periodiek aftreden van een Commissaris en zijn voorgenomen herbenoeming (zie toelichting)

7. Mededelingen en rondvraag

8. Sluiting

TOELICHTING OP AGENDAPUNT 3.2

Dividendvaststelling

Na reservering en na uitkering van het dividend op de cumulatief preferente aandelen A overeenkomstig artikel 27 van de statuten, is als dividend op de gewone aandelen beschikbaar EUR 0,82 per aandeel. Dit komt overeen met een uitkeringspercentage van 31%, in lijn met het dividendbeleid van de Vennootschap. Na aftrek van het in september 2001 uitgekeerde interimdividend van EUR 0,28 bedraagt het slotdividend EUR 0,54 per gewoon aandeel.

Conform artikel 28.2 van de statuten stelt de Raad van Bestuur met goedkeuring van de Raad van Commissarissen voor het dividend, naar keuze van de aandeelhouders, hetzij in geld, hetzij in de vorm van gewone aandelen in het kapitaal van de Vennootschap uit te keren.

De verhouding tussen de waarde van het stockdividend en het contante dividend zal door de Raad van Bestuur op 11 juni 2002 na beurs worden vastgesteld op basis van de slotkoers van die dag. De waarde van het slotdividend in gewone aandelen zal gelijk zijn aan die van het contante dividend. De nieuwe gewone aandelen zijn gerechtigd tot dividend over 2002 en volgende boekjaren.

TOELICHTING OP AGENDAPUNT 4

Machtiging van de Raad van Bestuur - onder goedkeuring van de Raad van Commissarissen - tot inkoop door de Vennootschap van eigen aandelen als bedoeld in artikel 10 van de statuten van de Vennootschap voor de duur van 18 maanden

Overeenkomstig artikel 10 van de statuten van de Vennootschap wordt gevraagd de Raad van Bestuur machtiging te verlenen om voor een periode van maximaal 18 maanden, na goedkeuring van de Raad van Commissarissen en onverminderd het bepaalde in artikel 98, Boek 2 van het Burgerlijk Wetboek, gewone aandelen vertegenwoordigende maximaal 10% van het geplaatste aandelenkapitaal van de Vennootschap te verkrijgen aan een prijs per gewoon aandeel liggend tussen de nominale waarde van de gewone aandelen en 110% van de gemiddelde koers van de gewone aandelen op de door Euronext Amsterdam gehouden Effectenbeurs gedurende de vijf handelsdagen voorafgaande aan die verkrijging.

TOELICHTING OP AGENDAPUNT 5

Statutenwijziging

De Raad van Commissarissen stelt voor de statuten van de Vennootschap te wijzigen.
De aanleiding voor deze wijziging van de statuten is het afschaffen van het structuurregime bij Nutreco Holding N.V. Reden hiervoor is dat Nutreco Holding N.V. in aanmerking komt voor de volledige vrijstelling van het structuurregime. Het structuurregime zal worden ingevoerd bij Nutreco Nederland B.V. die houdstermaatschappij is van de meeste operationele vennootschappen in Nederland.

De ontwerpakte van statutenwijziging en een drieluik met daarin opgenomen de huidige tekst van de statuten, de ontwerpstatuten en een toelichting op de wijzigingen, worden samen met de agenda en de toelichting gedeponeerd, worden gratis ter beschikking gesteld c.q. toegezonden aan aandeelhouders die hierom verzoeken en kunnen tevens geraadpleegd worden op de website van de Vennootschap www.nutreco.com. De belangrijkste wijzigingen betreffen: (i) het schrappen van het structuurregime waardoor de artikelen 158 tot en met 164 van Boek 2 van het Burgerlijk Wetboek niet langer van toepassing zijn, (ii) de benoeming van alle leden van de Raad van Commissarissen door de Algemene Vergadering van Aandeelhouders (AVA) op bindende voordracht van de Raad van Commissarissen tenzij de AVA het bindend karakter van de voordracht ontneemt met tweederde van de uitgebrachte stemmen die meer dan eenderde van het geplaatste kapitaal vertegenwoordigen, (iii) de schorsing en het ontslag van leden van de Raad van Commissarissen door de AVA met tweederde van de uitgebrachte stemmen die meer dan eenderde van het geplaatste kapitaal vertegenwoordigen, (iv) de benoeming, de schorsing en het ontslag van leden van de Raad van Bestuur door de AVA op bindende voordracht van de Raad van Commissarissen tenzij de AVA het bindend karakter van de voordracht ontneemt met tweederde van de uitgebrachte stemmen die meer dan eenderde van het geplaatste kapitaal vertegenwoordigen, (v) de uitbreiding van de strijdig belang bepaling, (vi) de afschaffing van de leeftijdslimiet van 72 jaar voor Commissarissen, (vii) de afschaffing van de bepaling dat Commissarissen een van de resultaten afhankelijke vergoeding kan worden toegekend, (viii) vervallen van de verplichting tot deponering van de agenda voor een AVA en de jaarrekening van de Vennootschap te Amsterdam, (ix) verlenging oproepingstermijn van 28 dagen naar 45 dagen voor een tweede AVA indien in de eerste vergadering niet het vereiste kapitaal was vertegenwoordigd en (x) de naamswijziging van Amsterdam Exchanges N.V. in Euronext Amsterdam N.V. doorheen de statuten alsmede enkele kleinere aanpassingen in de tekst. Tenslotte wordt tevens gevraagd iedere bestuurder en iedere medewerker van De Brauw Blackstone Westbroek N.V. machtiging te verlenen om de vereiste ministeriële verklaring van geen bezwaar aan te vragen, door het Ministerie verlangd wordende wijzigingen aan te brengen en de akte houdende statutenwijziging te doen verlijden.

TOELICHTING OP AGENDAPUNT 6

Mededeling van de Raad van Commissarissen betreffende het periodiek aftreden van een Commissaris en zijn voorgenomen herbenoeming

Conform de aanbevelingen van de Commissie Corporate Governance werd in 1997 een rooster van aftreden ingevoerd. Volgens dit rooster treedt de heer Y. Barbieux (64) op 24 juni 2002 af. De heer Barbieux heeft de Raad van Commissarissen medegedeeld zich herbenoembaar te stellen.

De Algemene Vergadering van Aandeelhouders kan personen voor benoeming tot Commissaris aanbevelen.

De Raad van Commissarissen is voornemens, indien de Algemene Vergadering van Aandeelhouders geen andere personen aanbeveelt, de heer Y. Barbieux voor een nieuwe periode van vier jaar tot Commissaris van de Vennootschap te benoemen. De Algemene Vergadering van Aandeelhouders kan alsdan tegen deze voorgenomen herbenoeming bezwaar maken.

De Centrale Ondernemingsraad en de Raad van Bestuur hebben geen andere personen voor benoeming tot Commissaris aanbevolen en de Centrale Ondernemingsraad heeft geen bezwaar tegen de voorgenomen herbenoeming kenbaar gemaakt.

Indien de Algemene Vergadering van Aandeelhouders andere personen aanbeveelt, zal de Raad van Commissarissen die aanbeveling bij zijn besluitvorming betrekken. Alsdan zal de Algemene Vergadering van Aandeelhouders in een volgende vergadering in de gelegenheid worden gesteld al dan niet bezwaar te maken tegen de voorgenomen benoeming.

De heer Y. Barbieux heeft de Franse nationaliteit, werd geboren op 28 maart 1938, is afgestudeerd als ingenieur van de Ecole Centrale des Arts et Manufactures in Parijs en behaalde een MBA aan de Harvard Business School. De heer Barbieux vervulde diverse managementfuncties bij Nestlé. Sedert 1 juli 2000 is hij CEO van CPGMarket.com, een internet-portal gevestigd in Zwitserland. Hij is verder Voorzitter van de Raad van Bestuur van Micro Consulting (Zwitserland) en lid van de Raad van Commissarissen van DAB Bank A.G. (Duitsland).

De Raad van Commissarissen hecht er belang aan verder beroep te kunnen doen op de brede internationale ervaring van de heer Y. Barbieux, onder meer op het vlak van de voedingsnijverheid in het algemeen en als Commissaris van de Vennootschap in het bijzonder.

ANNUAL GENERAL MEETING OF SHAREHOLDERS

NUTRECO HOLDING N.V.

DATED MAY 23, 2002

AGENDA ITEM 5

AMENDMENT OF THE ARTICLES OF ASSOCIATION

<table>
<tr><td colspan="2">United States Securities
and Exchange Commission
Washington, D.C. 20549</td></tr>
<tr><td colspan="2">Filing pursuant to Rule 12g3-2(b)</td></tr>
<tr><td>ISSUER
Nutreco Holding N.V.</td><td>FILE NO.
82- 4927</td></tr>
</table>

DRAFT DEED
ARTICLES OF ASSOCIATION

UNOFFICIAL TRANSLATION

two thousand two appears before me, Mr Paul Klemann, notaris (civil-law notary) practising in Amsterdam:
**

The person appearing declares that on the twenty-third day of May two thousand two the general meeting of shareholders of Nutreco Holding N.V., a limited liability company, with corporate seat in Boxmeer and address at: 5831 JN Boxmeer, Veerstraat 38, resolved to amend its articles of association, as well as to authorise the person appearing to execute this deed.
Pursuant to those resolutions the person appearing declares that she amends the company's articles of association such that these shall read in full as follows

ARTICLES OF ASSOCIATION :

Name and Registered Office.

Article 1.

1.1. The Company is a limited liability company and its name is: Nutreco Holding N.V.

1.2. The Company has its registered office in Boxmeer.The Company may have branch offices elsewhere, also outside the Netherlands.

Objectives.

Article 2.

2.1. The objectives for which the Company is established are:

a. to participate in, to finance and administer companies, business enterprises and other business undertakings, to borrow moneys and to furnish moneys on loan and in general to enter into financial transactions, to furnish guarantees and to render services in the field of commerce and finance, to buy and sell promissory notes, to acquire, hold, dispose of or in any other way to deal with all kinds of participation and interests in other companies, business enterprises and other business undertakings;

b. to commercialize licences, copyrights, patents, designs, secret processor formulae, trademarks and similar interests, to promote the selling and purchasing of - as well as the trade in - the aforementioned objects, including the giving of the use of these objects;

c. to acquire royalties and other income connected with the activities as mentioned under b;

d. to acquire, hold, exploit, turn to account, to encumber, dispose of or in any other way utilize movables and immovables;

e. to render services to other companies, including the promotion of the communication with other companies;

f. for purposes not related to the conduct of its business to make periodic payments for or towards pension or superannuation funds or other objects;

g. to perform all acts that are advisable, necessary, usual or related to the abovementioned objectives, which shall include but not be limited to all acts that relate to the management of, the acting in conjunction with, the participating in, the acquiring of or the merging or amalgamating with other business enterprises or companies with objects equal or related to those that have been stated above.

2.2. The Company shall have power to form and to acquire and to participate in any other trade, business or business enterprises having one or more objectives as specified in paragraph 1 hereof or being related thereto or whose objects are capable of being conducive, in whole or in part, to the promotion of one or more of the objectives specified in paragraph 1 hereof.

2.3. The Company may not grant any loans, provide any collateral, guarantee the price, otherwise guarantee or otherwise bind itself jointly and severally with or for third parties, for the purpose of the subscription or acquisition by third parties of shares in its own capital or of depository receipts issued therefor.
The prohibition in the last sentence shall not apply if shares or depository receipts are subscribed or acquired by employees of the Company or of a group company.

2.4. The objects specified above must be given the widest possible meaning.

2.5. The Executive Board shall have power without the approval of the general meeting of shareholders, subject to the approval of the Supervisory Board to enter into agreements as referred to in Article 94 of Book 2.

Capital.

Article 3.

3.1. The authorized capital of the Company amounts to forty-one million five hundred and twenty thousand euro (EUR 41,520,000), divided into fifty-five million (55,000,000) ordinary shares, sixteen million (16,000,000) cumulative preference 'A' shares, seventy-one million (71,000,000) cumulative preference 'D' shares and thirty-one million (31,000,000) cumulative preference 'E' shares - hereinafter to be referred to as: "cumulative preference 'E' shares" - subdivided into five series, numbered 1 up to and including 5, of six million two hundred thousand (6,200,000) cumulative preference 'E' shares each.

3.2. The nominal value of each of the shares specified in paragraph 1 of this Article is twenty-four eurocents (EUR 0.24).

Definitions.

Article 4.

4.1. In these Articles of Association the following words and expressions shall have the meanings hereby assigned to them:

a. Book 2 means: Book 2 of the Netherlands Civil Code;

b. Executive Board/member(s) Executive Board means: the body of persons/individual person(s) of the Company in the terms as defined in Book 2;
c. the General Meeting means: the general meeting of shareholders as body of the Company, and also: meetings of that body of members;
d. shares means: both the ordinary shares, the cumulative preference 'A' shares, the cumulative preference 'D' shares as well as each of the series cumulative preference 'E' shares in the capital of the Company, unless otherwise stated or apparent from the context;
e. shareholders: both the holders of ordinary shares, the holders of cumulative preference 'A' shares, the holders of cumulative preference 'D' shares as well as the holders of each of the series cumulative preference 'E' shares, unless otherwise stated or apparent from the context;
f. transfer restrictions means: the provisions in these Articles of Association which limit the transferability of cumulative preference 'A' shares, cumulative preference 'D' shares and each of the series cumulative preference 'E' shares;
g. depository receipts means: registered depository receipts issued for shares without the cooperation of the Company;
h. persons entitled to attend General Meetings means: shareholders with or without voting rights, and also includes persons who possess usufruct of shares and are entitled to vote such shares and persons to whom shares have been pledged and are entitled to vote such shares, all this without prejudice to paragraph 1 of Article 20;
i. receipt holders' rights means: the rights which by law vest in persons entitled to attend General Meetings, including but not limited to the right to receive notice of General Meetings, the right to attend such meetings and the right to take the floor at such meetings;
j. annual accounts means: the balance sheet, the profit and loss account and the explanatory notes thereon;
k. amount compulsorily paid means: the nominal value paid by the shareholders of a certain class of shares on their shares together with the capital surplus compulsorily paid on those shares.

4.2. The expressions "written" and "in writing" also mean: communications sent by telegraph, telex, telecopier or by any other means of telecommunication capable of transmitting written text.

Shares. Share certificate ordinary shares in bear form. Depository Receipts. Usufruct and pledge of shares.

Article 5.

5.1. The ordinary shares shall be bearer or registered shares at the option of the shareholder. The cumulative preference 'A' shares, the cumulative preference 'D' shares and each of the series cumulative preference 'E' shares shall be registered shares. No certificates are issued in respect of registered shares. The holders of registered shares are listed in the shareholders register. The cumulative preference 'A' shares shall be identified by the letters: CPA, the cumulative preference 'D' shares shall be identified by the letters: CPD and the series cumulative preference 'E' shares by the letters: 1CPE, respectively 2CPE, respectively 3CPE, respectively 4CPE, respectively 5CPE. The Executive Board may number the shares in consecutive order, in which case the numbering of the ordinary shares shall start from number 1, the numbering of the cumulative preference 'A' shares from number CPA1, the numbering of the cumulative preference 'D' shares from number CPD1 and the numbering of the five series cumulative preference 'E' shares from number 1CPE1, respectively 2CPE1, respectively 3CPE1, respectively 4CPE1, respectively 5CPE1, and subject to this provision the Executive Board may with due observance of the provisions of the previous sentence, change the numbering of shares.

5.2. All ordinary shares in bearer form shall be embodied in one share certificate.

5.3. Upon subscription for ordinary shares in bearer form to be issued, the person who acquires a right vis-à-vis the Company to an ordinary share shall receive a right in respect of an ordinary share in bearer form in the following manner.

5.4. The Company shall have the share certificate referred to in paragraph 2 kept in custody for the person or persons entitled by the Nederlands Centraal Instituut voor Giraal Effectenverkeer (Dutch Central Institute for Giro Securities Transactions), being the central institute within the meaning of the Wet giraal effectenverkeer (Act on giro securities transactions) (hereinafter: "Necigef").

5.5. The Company grants a right in respect of an ordinary share to a person entitled because (a) Necigef enables the Company to add a share (or have this done) to the share certificate concerned and (b) the person entitled designates an affiliated institution as referred to in the Wet giraal effectenverkeer (hereinafter: "Affiliated Institution"), which credits him accordingly as joint holder (hereinafter: "Joint Holder") in the collective deposit within the meaning of the Wet giraal effectenverkeer.

5.6. Without prejudice to article 20, paragraph 5, the administration of the share certificate is irrevocably assigned to Necigef and Necigef is irrevocably empowered to do whatever is necessary in respect of the shares concerned on behalf of the person or persons entitled, including acceptation, transfer and co-operation in adding to and deducting from the share certificate.

5.7. If a Joint holder of the Affiliated Institution requires surrender of one or more ordinary shares in bearer form up to at most an number for which he is Joint holder, (a) Necigef shall transfer the shares by deed to the person entitled, (b) the Company shall acknowledge the transfer, (c) Necigef shall enable the Company to deduct the shares from the share certificate (or have this done), (d) the Affiliated Institution concerned shall debit the person entitled accordingly as Joint Holder in its collective deposit and (e) the Company shall register the holder (or have this done) as holder of a share in registered form in the shareholders register. Under the provisions of this paragraph or paragraph 8, the Company may only charge the shareholder, who has his shares registered in registered form or in bearer form, the costs for doing so.

5.8. A holder of an ordinary share in registered form may have the same registered in bearer form at any time because (a) the person entitled transfers this share by deed to Necigef, (b) the Company acknowledges the transfer, (c) Necigef enables the Company to add the shares to the share certificate (or have this done), (d) an Affiliated Institution designated by the person entitled credits the person entitled accordingly as Joint Holder in its collective deposit and (e) the Company deregisters the person entitled (or has this done) as holder of the share concerned in the shareholders register.

5.9. The share certificate shall be signed personally by a member of the Executive Board.

5.10. If the share certificate has been lost, the Executive Board may issue a duplicate certificate, under such terms and conditions as the Executive Board shall attach to the same. Following issue of this document, which shall bear the word duplicate, the original document shall be void vis-à-vis the Company.

5.11. The Company may not give its cooperation in the issue of depository receipts for shares.

5.12. Shares may be encumbered with usufruct. If at the creation of the usufruct it has been provided that the right to vote shall vest in the usufructuary and the usufructuary is a person to whom the shares cannot be freely transferred, he shall have that right only if the granting of the voting right to the usufructuary and - in the case of assignment or transmission of the usufruct - the transmission of the voting right has been approved by the General Meeting with a majority of at least seventy-five (75%) percent of the votes cast.

5.13. Shares may be pledged as security. If at the creation of the pledge it has been provided that the right to vote shall vest in the pledgee and the pledgee is a person to whom the shares cannot be freely transferred, he shall have that right only if the grant of the pledge has been approved by the General Meeting with a majority of at least seventy-five (75%) percent of the votes cast. If the rights of the pledgee pass to another person, such person shall have the voting right only if the transmission of the voting right has been approved by the General Meeting with a majority of seventy-five percent (75%) of the votes cast.

5.14. A shareholder who in consequence of usufruct or a pledge created on his shares is not entitled to vote, usufructuaries entitled to vote and pledgees entitled to vote shall possess the receipt holders' rights.

Transfer of registered shares. Exercise of shareholder´s rights.

Article 6.

6.1. The transfer of registered shares shall require a deed signed for that purpose in accordance with the provisions as laid down in Article 86c, Book 2.
In the event of partly paid up cumulative preference 'D' shares the instrument may be acknowledged only if the instrument of transfer has an officially recorded date.

6.2. Paragraph 1 of this Article shall apply mutatis mutandis to the creation and transfer of usufruct of registered shares, to the creation of a pledge upon registered shares and to the division of any community of property or joint estate of which registered shares or a usufruct of registered shares are part.

Supply of residence and address. Notices and announcements. Register of shareholders.

Article 7.

7.1. Holders of registered shares, pledgees and usufructuaries of registered shares must supply their residence and address to the Company in writing.

7.2. Notices, announcements and generally all communications intended for the persons referred to in paragraph 1 of this Article are to be sent in writing to the addresses they have supplied to the Company.
Notwithstanding the provisions of the last sentence, the provisions of Article 9, paragraph 3 and the provisions of Article 22, paragraph 3, all notices and communications to shareholders shall be by way of advertisement in a nationwide published daily newspaper and – in the case of a quotation as referred to in Article 9, paragraph 3 - in the Official Publication List of Euronext Amsterdam N.V.
Notices and communications which, according to the law or these Articles of Association must be addressed to the General Meeting, are to be effected by including them either in the notice for a general meeting or in a document, which is available for inspection at the Company's offices, provided this is mentioned in the notice.

7.3. Notwithstanding the provision at the last sentence of the last paragraph, notices, announcements and generally all communications intended for the Company and/or a body of the Company are to be sent in writing to the Company's address.

7.4. The Executive Board shall keep a register in which shall be recorded:
a. the names and addresses of all holders of registered shares as supplied by

those persons to the Company, the number of shares they hold, specifying the class of the shares and their identifying numbers, if any, and the date on which they acquired the shares, the date of acknowledgement by or service upon the Company of notice of the acquisition of the shares, the date of registration as well as the amount paid on each share;

b. the names and addresses of usufructuaries and pledgees of registered shares as supplied by those persons to the Company, the date on which they acquired such usufruct or pledge, the number and class(es) of shares in respect of which they possess such usufruct or pledge and the identifying numbers, if any, of those shares, the date of acknowledgement by or service upon the Company of notice of such acquisition, the date of registration, as well as notes specifying whether or not the right to vote and the receipt holders' rights vest in the usufructuary or pledgee concerned;

c. each and any release from liability granted in respect of monies unpaid on shares.

7.5. The register of shareholders shall be updated at regular times. The pages of the register shall be numbered consecutively and shall be initialled by a member of the Executive Board. Each entry or note made in the register shall be initialled in the same manner.

For this purpose a facsimile signature shall be deemed a personal signature.

7.6. Upon request, the Executive Board shall supply to any shareholder, usufructuary or pledgee an extract from the register of shareholders in respect of his rights to a share. If the share is encumbered with a usufruct or a pledge, the extract shall state which person possesses the right to vote and which person has the receipt holders' rights.

7.7. The Executive Board shall keep the register of shareholders at the office of the Company where it shall be open to the inspection of any shareholder, and any usufructuary and any pledgee of such shares who has the receipt holders' rights. The particulars recorded in the register in respect of partly-paid shares shall be open to public inspection; a copy of or an extract from such particulars shall be supplied at a charge not exceeding cost.

Issue of shares.

Article 8.

8.1. Shares shall be issued pursuant to a resolution of the General Meeting subject to the approval of the Supervisory Board. Subject to the approval of the Supervisory Board, the General Meeting may designate the Executive Board as the authorised body to resolve to issue shares; as long as the Executive Board is authorised to resolve to issue shares, the General Meeting is not allowed to resolve to issue shares.

8.2. Subject to the approval of the Supervisory Board, the General Meeting or, as the case may be the Executive Board shall determine the price and the further terms and conditions of the issue, with due observance of the other provisions on this matter in these Articles of Association.

8.3. If the Executive Board is designated as the authorised body to resolve to issue shares, it is determined on such designation which number and which class of shares may be issued. On such a designation the period of the designation shall also be determined, which period may not exceed five years. The designation may be extended, from time to time, for periods not exceeding five years. Unless such designation provides otherwise, it may not be withdrawn.

8.4. A valid resolution of the General Meeting to issue or to designate the Executive Board to do so, shall require the approval of the Supervisory Board besides a prior or simultaneous resolution of approval by each group of holders of the same class of shares to whose rights the issue is detrimental.

8.5. Within eight days of a resolution by the General Meeting to issue or to designate the Executive Board, the Executive Board shall deposit the full text of the resolution at the commercial register.

8.6. Within eight days of each issue of shares, the Executive Board shall report the same to the commercial register, stating the number and class.

8.7. The provisions of the previous paragraphs shall apply correspondingly to the granting of rights to subscribe for shares, but shall not apply to an issue of shares to a person who exercises a previously acquired right to subscribe for shares.

8.8. The Company cannot subscribe for shares in its own capital.

8.9. a. If the Executive Board has been authorized to resolve to issue shares, it shall for the issue of cumulative preference 'D' shares – including in this paragraph the granting of a right to take cumulative preference 'D' shares but not to an issue of cumulative preference 'D' shares to a person who exercises a previously acquired right to subscribe for cumulative preference 'D' shares - have the duty to explain the reason(s) of such issue at a General Meeting to be held within thirty days after those shares have been issued, unless such explanation has been given at a previous General Meeting.

b. If cumulative preference 'D' shares have been issued by virtue of a resolution to issue, or a resolution to grant rights to take shares, passed by the Executive Board without the prior approval or other assistance of the General Meeting, the Executive Board shall convene a General Meeting within two years of that issue and put a proposal to that meeting concerning purchase or cancellation of said issued cumulative preference 'D' shares. If the resolution for purchase or cancellation of the cumulative preference 'D' shares is not passed in that meeting the Executive Board shall, in each instance within two years after the aforementioned proposal has been put up for discussion, again convene a General Meeting in which such a proposal shall be made again, which obligation no longer exists if the said shares are no longer issued or are no longer held by another than the Company.

8.10. Ordinary shares, cumulative preference 'A' shares and cumulative preference 'E' shares may be issued only against payment in full; cumulative preference 'D' shares may be issued against partial payment, provided however that the part of the nominal amount of each cumulative preference 'D' share which must be paid - irrespective of when it is issued - must be the same, and that at least one-fourth of the nominal amount must be paid up when the share is taken.

8.11. The Executive Board may with the approval of the Supervisory Board resolve that payment on shares shall be made by some other means than payment in cash.

8.12. Subject to the approval of the Supervisory Board, the Executive Board may resolve on which day and up to which amount further payment on non-fully paid cumulative preference 'D' shares must be made.

The Executive Board shall notify the holders of cumulative preference 'D' shares of any resolution for further issue without delay, stating explicitly the contents of paragraph 13 of this Article; there shall be at least four weeks between such notification and the day on which payment must have been made.

8.13. If a shareholder defaults in satisfying his further payment obligation – which is the case by the mere expiry of the stated term - he shall be required, as of the day on which the payment should have been made, to pay to the Company the statutory interest and to indemnify the Company for any further loss occurred as a result of his failing. In addition, he may, as long as he has not met his obligation for further payment, not exercise the right to meet and vote vested in the relevant shares and the right to distributions on those shares shall be suspended.

Pre-emptive right at issue of shares.

Article 9.

9.1. Each holder of ordinary shares shall have a pre-emptive right regarding new ordinary shares to be issued against payment in cash.

Each holder of cumulative preference 'A' shares shall have a pre-emptive right regarding new cumulative preference 'A' shares against payment in cash.

Holders of cumulative preference 'D' shares and cumulative preference 'E' shares shall have no pre-emptive right in respect of shares that are issued. Holders of ordinary shares and holders of cumulative preference 'A' shares shall have no pre-emptive right in respect of cumulative preference 'D' shares and cumulative preference 'E' shares that are issued.

The pre-emptive right shall endure to the benefit of the shareholders concerned pro rata to their holdings - as at the date of the resolution to issue shares - of the shares from which they derive their pre-emptive right. Without prejudice to the foregoing the shareholders referred to in this paragraph shall not have the pre-emptive right in the cases where such right is withheld by virtue of mandatory provisions of the law.

If any shareholder fails to exercise his pre-emptive right or does not exercise it on time or in full, the pre-emptive right in respect of the shares of that class so becoming available shall endure to the benefit of the other shareholders of that class.

9.2. Subject to the approval of the Supervisory Board and with due observance of this Article, the resolution to issue new shares by the General Meeting or the Executive Board, as the case may be, shall provide in which manner and within which period of time the pre-emptive right can be exercised.

9.3. A share issue at which shareholders may exercise a pre-emptive right and the period during which said right is to be exercised shall be announced in the State Gazette, in a nationwide published daily newspaper and – in case shares in the share capital of the Company have been admitted to the Amsterdam Stock Exchange - in the Official Price List of Euronext Amsterdam N.V. The pre-emptive right may be exercised during at least two weeks after publication in the State Gazette.

9.4. Subject to the approval of the Supervisory Board pre-emption rights on ordinary shares and cumulative preference 'A' shares may be limited or excluded. In the proposal in respect thereof, the reasons for the proposal and the selection of the intended issue price shall be explained in writing.

9.5. Restriction or exclusion of the pre-emption right shall take place by a resolution of the General Meeting, unless the Executive Board is empowered to do so. The power to do so may be given to the Executive Board by a resolution of the General Meeting for a fixed period not exceeding five years, but such a designation may only occur, if the Executive Board also shall be designated at the same time or was designated as the authorised body to resolve to issue shares. The designation may be extended, from time to time, for periods not exceeding five years. The designation is only valid as long as the Executive Board is the authorised body to resolve to issue shares. Unless such designation provides otherwise, it may not be withdrawn.

9.6. If less than one-half of the issued capital is represented at the meeting, a majority of at least two-thirds of the votes cast shall be required for a resolution of the General Meeting to restrict or exclude the pre-emption right or to make such designation as meant in the last paragraph. Within eight days after the resolution the Executive Board shall deposit the full text of the resolution at the commercial register.

9.7. The provisions of the preceding paragraph of this Article shall apply mutatis mutandis to the granting of rights to take shares.

Shareholders shall have no pre-emptive right in respect of shares issued to a person exercising a previously acquired right to take shares.

Acquisition by the Company of its own shares or depository receipts of such shares. The transfer or disposal thereof and the creation of limited rights to own shares or depository receipts thereof held by the company.

Article 10.

10.1. Any acquisition by the Company of partly-paid shares in its own capital shall be null and void.

10.2. Subject to the authorisation by the General Meeting and the given approval by the Supervisory Board and without prejudice to the provision in section 98d, Book 2, the Executive Board may cause the Company to acquire fully paid up shares in its own share capital for a consideration, if:

a. its shareholders' equity, less the acquisition price, is not less than the sum of the paid and called up part of its capital and the reserves which must be maintained by law;

b. the nominal amount of the shares in its share capital which the Company acquires, holds, holds as pledgee or which are held by a subsidiary company, is not more than one-tenth of the issued capital.

For the purposes of paragraph a the amount of the shareholders' equity according to the last adopted balance sheet shall be determined less the acquisition price of shares in the share capital of the Company and distributions to others from profits or reserves becoming due by it and its subsidiaries after the balance sheet date. An acquisition in accordance with this paragraph shall not be permitted, if more than six months have lapsed since the end of the financial year without the annual accounts having been adopted.

The General Meeting must specify in the authorisation, which shall be valid for not more than eighteen months, the number and class of shares which may be acquired, the manner in which they may be acquired and the limits within which the price must be set.

10.3. The Executive Board with the approval of the Supervisory Board shall have the power to resolve:

a. to transfer or dispose of shares held by the Company in its own capital and to determine the price and the other terms of transfer;

b. to enter into contracts whereby the Company undertakes to transfer or dispose of shares held in its own capital, for example by granting a right to acquire such shares (option);

c. to create a usufruct or pledge on shares held by the Company in its own capital and to determine the price - if any - and the other terms of such usufruct or pledge.

10.4. If depository receipts for shares in the Company have been issued, such depository receipts for shares shall be put on a par with shares for the purpose of the provisions of paragraph 2.

10.5. The Company may accept a pledge of its own shares or depository receipts issued therefor, only if:

a. the shares concerned are fully paid up,

b. the nominal amount of its own shares and the depository receipts issued therefor to be pledged to it and of those already held or pledged to it do not together amount to more than one-tenth of the issued capital; and

c. the General Meeting of shareholders has approved the pledge agreement.

Reduction of capital.

Article 11.

11.1. Acting on a proposal of the Supervisory Board the General Meeting may resolve to reduce the issued capital by a cancellation of shares or by a reduction of the nominal value of the shares by alteration of the Articles of Association. In case of a cancellation of shares or redemption of shares, the amount compulsorily paid on the relevant shares must be repaid without prejudice to the provisions of paragraph 4. The shares referred to in the resolution must be designated therein and provisions for the implementation of such resolution must be made therein. The paid and called-up part of the capital may not fall below the minimum capital prescribed by law at the time of the resolution.

11.2. A resolution to cancel may only relate to shares held by the Company itself or of which it holds the depository receipts or to only the ordinary shares or to only the cumulative preference 'A' shares or to only the cumulative preference 'D' shares or to only the cumulative preference 'E' shares or one or more series thereof and may only be taken after a prior resolution of approval by each group of holders of shares of the class of shares concerned.

11.3. Acting on a proposal of the Supervisory Board the General Meeting may resolve that by alteration of the Articles of Association:

a. the nominal value of all shares shall be reduced;

b. the nominal, value of only the ordinary shares or of only the cumulative preference 'A' shares or of only the cumulative preference 'D' shares or of only the cumulative preference 'E' shares or one or more series thereof, or the nominal value of more than one class of shares, shall be reduced.

If the intended reduction shall not be applied in respect of all shares, the General Meeting may pass a resolution to reduce the nominal value of the class(es) of shares concerned only after having obtained the prior approval of the meeting of holders of shares of each class in respect of which the proposed reduction is to take place.

A reduction of the nominal value of shares, whether without redemption or against partial repayment on the shares or upon release from the obligation to pay up the shares, must be made pro rata on all shares concerned. This pro rata requirement may be waived if all shareholders concerned so agree.

11.4. In case of a cancellation with repayment of the cumulative preference 'A' shares or cumulative preference 'D' shares or cumulative preference 'E' shares or one or more series thereof the amount including the capital surplus paid on said shares, if any, or with respect to the cumulative preference 'A' shares the balance of the share premium reserve A as mentioned in Article 27, paragraph 1, and increased with the deficit of distributable dividend in the previous years and the current fiscal year, shall have to be paid simultaneously.

11.5. A resolution of the General Meeting for capital reduction may be adopted only by a majority of at least two-thirds of the votes cast, if less than one half of the issued share capital is represented. A resolution for capital reduction shall further require prior or simultaneous approval of each group of holders of shares of a specific class whose rights are affected; the provision set forth in the first sentence of this paragraph shall apply mutatis mutandis to resolutions of a such group.

11.6. The notice calling the General Meeting at which a resolution as referred to in this Article will be taken shall state the purpose of the reduction of capital and the manner of implementation.

11.7. The Company shall file the resolutions referred to in this Article at the Commercial Register and shall publish a notice of such filing in a national daily newspaper.

Shareholders´proxy. Shares belonging to any community of property or joint estate.

Article 12.

12.1. In respect of any or all of his shares a shareholder may give one or several persons written power of attorney to exercise any or all of the rights attached to those shares. Such power of attorney may not be given in respect of one and the same share to more than one person simultaneously. The power referred to in this paragraph also vest in usufructuaries and pledgees of shares.

12.2. Joint owners of any community of property or joint estate comprising shares or a limited right to shares may only exercise their rights by giving one or several persons written power of attorney to exercise said rights. If power of attorney is given to several persons, such power of attorney must specify in respect of which number of shares each proxy is authorised to exercise the rights attached thereto.

Transfer restriction.

Article 13.

13.1. Any transfer of cumulative preference 'A' shares, cumulative preference 'D' shares or cumulative preference 'E' shares is subject to the approval of the Executive Board. The approval will be applied for in writing, mentioning the name and address of the prospective buyer as well as the price or other consideration, which the prospective buyer is willing to pay or to give.

13.2. In case of refusal of approval, the Executive Board will be obliged - simultaneously with its refusal to grant its approval - to designate one or more prospective buyers, prepared and capable to purchase all shares referred to in the request for approval, against payment in cash, for a purchase price to be determined by the transferor and the Executive Board within two months after that designation and by mutual agreement.

13.3. If within three months after the receipt by the Company of the request for approval of the intended transfer the transferor has not received from the Company a written refusal of approval, designating one or more prospective buyers to whom the shares concerned can be transferred in accordance with the provisions of this Article, the approval to transfer shall be deemed to have been granted after expiration of the mentioned period of time respectively the receipt of the announcement of refusal.

13.4. If no agreement has been reached between the transferor and the Executive Board on the purchase price as mentioned in paragraph 2 of this Article within one month after the written refusal of approval, designating one or more prospective buyers to whom the shares concerned can be transferred in accordance with the provisions of this Article, that purchase price shall be determined by an independent expert, to be designated by mutual agreement between the transferor and the Executive Board, failing such agreement within three months after the refusal of approval, by the President of the Chamber of Commerce and Industry in the district in which the Company has its actual seat at the request of the most interested party.

13.5. The transferor shall have a right to decide not to transfer, provided he notifies the Executive Board in writing on his decision within one month after notification to the transferor of the name of the designated prospective buyer(s) as well as the purchase price determined.

13.6. For a period of three months after the approval to transfer has been granted or is deemed to have been granted, the transferor may transfer all shares mentioned in his request for approval to the transferee, stated in his request, against the purchase price or consideration mentioned by the transferor, as referred to in the second sentence of paragraph 1 of this Article.

13.7. The costs for the transfer, borne by the Company, can be charged to the transferee.

13.8. The provisions of this Article shall apply mutatis mutandis to an apportionment of cumulative preference 'A' shares, cumulative preference 'D' shares or cumulative preference 'E' shares belonging to a common ownership.

Executive Board and Supervisory Board.

Article 14.

14.1. Save for any restrictions laid down in the Articles of Association the business and affairs of the Company shall be managed by an Executive Board consisting of one or several members, under the supervision of a Supervisory Board.

14.2. Natural persons as well as bodies corporate shall be eligible for appointment as a member of the Executive Board. Natural persons only shall be eligible for appointment as a Supervisory Director.

14.3. The members of the Executive Board are appointed by the General Meeting. Their appointment by the General Meeting shall result from a recommendation by the Supervisory Board, in which recommendation at least two persons will be nominated for each vacancy. The General Meeting can however at all times lift the binding force of any such recommendation by means of a resolution passed by a majority of two-thirds of the votes cast, representing more than a third of the issued share capital. If the General Meeting lifts the binding force of the first recommendation by the Supervisory Board, the Supervisory Board will present a second recommendation, in which at least two persons will be similarly nominated for each vacancy. If the General Meeting again lifts the binding force of such a second recommendation by means of a resolution passed by a majority of two-thirds of the votes cast, representing more than a third of the issued share capital, the General Meeting appoints a member of the Executive Board without a binding recommendation of the Supervisory Board.

14.4. The General Meeting can suspend and dismiss a member of the Executive Board by a majority of two-thirds of the votes cast, representing more than a third of the issued share capital. The Supervisory Board shall at all times have the power to suspend a member of the Executive Board.

14.5. The members of the Supervisory Board are appointed by the General Meeting. Their appointment by the General Meeting shall result from a recommendation by the Supervisory Board, in which recommendation at least two persons will be nominated for each vacancy. The General Meeting can however at all times lift the binding force of any such recommendation by means of a resolution passed by a majority of two-thirds of the votes cast, representing more than a third of the issued share capital. If the General Meeting lifts the binding force of the first recommendation by the Supervisory Board, the Supervisory Board presents a second recommendation, in which at least two persons will be similarly nominated for each vacancy. If the General Meeting again lifts the binding force of such a second recommendation by means of a resolution adopted by a majority of two-thirds of the votes cast, representing more than a third of the issued share capital, the General Meeting appoints a member of the Supervisory Board without a binding recommendation of the Supervisory Board.

14.6. The members of the Supervisory Board can be suspended or dismissed by the General Meeting with a majority of two-thirds of the votes cast, representing more than a third of the issued share capital.

14.7. Each recommendation for the appointment of a member of the Executive Board or of the Supervisory Board, shall be accompanied by a notice specifying the candidate´s age, profession, the amount of the shares he holds in the capital of the Company and the positions he holds or has held, insofar as such positions are of importance in connections with the fulfilment of the duties of office of a member of the Executive Board or of the Supervisory Board respectively. Such notice shall also specify, the legal persons with whom he is associated as a member of their Supervisory Board with, in cases where such legal persons include any which belong to one and the same group, the name of such group sufficing.

The recommendation for the appointment of a member of the Executive Board or of the Supervisory Board shall state the reasons for the intended appointment.

14.8. If either the General Meeting or the Supervisory Board has suspended a member of the Executive Board or if a member of the Supervisory Board has been suspended, the General Meeting must within three months after the effective date of suspension pass a resolution to remove him from office or to lift or to extend his suspension, in the absence of which resolution the suspension shall terminate. A resolution to extend the suspension can only be passed once and the period of extension of the suspension may not exceed three months from the date on which the General Meeting adopted the resolution to extend the suspension. The suspension terminates if the General Meeting has not resolved within the period of further suspension to terminate the suspension.

A suspended member of either the Executive Board or the Supervisory Board shall be given the opportunity to account for his conduct at the General Meeting and to have himself assisted by a legal advisor.

14.9. The General Meeting may grant a fixed amount as remuneration to the members of the Supervisory Board. Expenses shall be reimbursed.

Duties and powers of the members of the Executive Board. Executive Directors´to hold office or being unable to act.

Article 15.

15.1. Each member of the Executive Board shall be answerable to the Company for a proper discharge of the duties entrusted to him.

15.2. If the Company has several members of the Executive Board, the members may adopt management rules with due observance of these Articles of Association. Subject to the approval of the Supervisory Board the management rules may contain provisions defining which particular duties shall be assigned to each of the members of the Executive Board. However, such division of duties shall not derogate from the joint responsibility of all members of the Executive Board for the whole of the management.

The Supervisory Board shall appoint the Chairman of the Executive Board. The members of the Executive Board may appoint a secretary of the Executive Board, who does not have to be a member of the Executive Board necessarily.

15.3. Meetings of a Executive Board consisting of several members shall be held as frequently as any member of the Executive Board may wish. Each member of the Executive Board shall have the power to call a meeting, provided that written notice of such meeting, stating the subjects to be discussed, is given to each of the other members of the Executive Board. The term of notice shall be at least three days, not including the day of despatch of the notice and the day of the meeting. In special cases the term of notice may be reduced, provided that all members of the Executive Board in office agree thereto. At any duly convened meeting resolutions may be passed on all subjects announced in the notice of that meeting, irrespective of the number of members of the Executive Board present at the meeting in person or by proxy.

The members of the Executive Board can also participate in the meeting by telephone, provided all the members participating in the meeting can hear and address each other.

15.4. Any member of the Executive Board may be represented at meetings of the Executive Board by another member of the Executive Board acting by virtue of a power of attorney issued in writing. Such power of attorney may only concern the one specifically designated meeting stated therein.

15.5. If the Executive Board consists of several members, resolutions of the Executive Board shall require an absolute majority of the votes cast.

If the Executive Board consists of three or more members, the vote of the Chief Executive Officer is decisive if there is a tie vote. If the Executive Board consists of two members the proposal is rejected if there is a tie vote.

15.6. All resolutions which the members of the Executive Board are authorised to pass at a meeting may also be passed outside a meeting, provided that such resolutions be recorded in writing, that all members of the Executive Board have expressed their opinion on the intended resolution and that the majority of the members of the Executive Board declare themselves in favour of the resolution concerned. The documents containing evidence of this decision-making shall be kept at the office of the Company and shall be open to the inspection of any member of the Executive Board.

15.7. In the event that one or more members of the Executive Board shall cease to hold office or be unable to act, the other or remaining members or the only other or remaining members shall be temporarily entrusted with the management of the Company.

In the event that all members of the Executive Board or the sole members shall cease to hold office or be unable to act, the management of the Company shall be temporarily entrusted to the person designated or to be designated for that purpose by the Supervisory Board, which person may or may not be one of the Supervisory Directors. Failing such designation by the Supervisory Board then the management of the Company will temporarily be vested in the Supervisory Board. The provisions of these Articles of Association concerning the Executive Board and the member(s) individually shall apply mutatis mutandis to the person(s) referred to in this paragraph. If a person is incapable of acting the Supervisory Board will take the necessary measures as soon as possible in order to have a definitive arrangement made.

15.8. The Executive Board and the Supervisory Board shall provide to the General Meeting all such information as it may request, unless this conflicts with a substantial interest of the Company.

Representation.

Article 16.

16.1. The Executive Board shall represent the Company. The power to represent the Company shall also vest in each of the members of the Executive Board individually.

16.2. If a member of the Executive Board performs any transaction in a private capacity to which transaction the Company also is a party, or if a member of the Executive Board, acting in his private capacity, conducts any legal action against the Company other than as referred to in Section 15 of Book 2, each Supervisory Director shall have the power to represent the Company. However, the Supervisory Board shall at all times have the power to appoint one or several other persons for that purpose; the choice of the person(s) so to be appointed being at the sole discretion of the Supervisory Board.

If a member of the Executive Board, not in a private capacity, has a conflicting interest with the Company in any way other than described in the first sentence of this paragraph, he shall be entitled to represent the Company, as shall each of the other members of the Executive Board.

16.3. The Executive Board may grant power of attorney for signature to one or several persons and may alter or revoke such power of attorney.

Restrictions of executive powers.

Article 17.

17.1. The Executive Board may grant power of attorney for signature to one or several persons and may alter or revoke such power of attorney.

a. the issue and acquiring of shares in and debentures issued by the Company or of debentures issued by a limited partnership or a partnership in which the Company is a fully liable partner;

b. the application for the inclusion in or removal of the documents, mentioned above sub a. from the official listing of any stock exchange;

c. the entering or termination of a long term joint venture between the Company or a dependent company with another legal entity or company or as a fully liable partner in a limited partnership or in a general partnership, if such joint venture or termination thereof is of substantial relevance;

d. the participation by the Company or by a dependent company in the capital of another company where the value of the participation is at least one-fourth of the issued share capital plus the reserves according to the balance sheet and explanatory notes of the Company and also a material increase or reduction of such participation;

e. investments, which require an amount to be determined by the Supervisory Board, which amount to be notified to the Executive Board, or - in case this is less - an amount equal to at least one-fourth of the issued share capital plus reserves of the Company according to its balance sheet and explanatory notes;

f. a proposal to amend the Articles of Association;

g. a proposal to dissolve the Company;

h. the filing for bankruptcy and/or application for a moratorium;

i. the termination of the employment of a substantial number of employees of the Company or of a dependent company at the same time or within a short period of time;

j. a far-reaching change in the working conditions of a significant number of employees of the Company or a dependent company;

k. a proposal to reduce the issued share capital.

17.2. Resolutions of the Executive Board, as far as not mentioned under one of letters of paragraph 1 of this Article and as determined by the Supervisory Board shall require the prior approval of the Supervisory Board provided that the Supervisory Board shall carefully describe such management resolutions and notify the Executive Board accordingly.

Resolutions of the Executive Board, as far as not mentioned under one of letters of paragraph 1 of this Article and as determined by the Supervisory Board shall require the prior approval of the Supervisory Board provided that the Supervisory Board shall carefully describe such management resolutions and notify the Executive Board accordingly.

17.3. The Executive Board shall be required to follow the directions given by the Supervisory Board with respect to the general lines of the financial, social, economic and personnel policies to be pursued.

17.4. Resolutions of the Executive Board as determined by the meeting of holders of cumulative preference 'A' shares shall require the prior approval of the Supervisory Board and of the meeting of holders of cumulative preference 'A' shares provided that the meeting of holders of cumulative preference 'A' shares shall carefully describe such management resolutions and notify the Executive Board accordingly.

The absence of any approval required pursuant to this paragraph shall not affect the power of representation as referred to in paragraph 1 of Article 16.

Duties and powers of the Supervisory Board.

Article 18.

18.1. It shall be the duty of the Supervisory Board:

a. to supervise the policies of the Executive Board and the general conduct of affairs of the Company and its business;

b. to assist the Executive Board with advice.

In the discharge of their duties the Supervisory Directors shall act in accordance with the interests of the Company and its business.

18.2. The Executive Board shall on time supply to the Supervisory Board the data needed for the discharge of its duties, as well as all such information as it may request.

18.3. If so invited the members of the Executive Board shall be required to attend the meetings of the Supervisory Board.

18.4. The Supervisory Board may designate one or several of its members to be individually empowered to enter the buildings and land of the Company and to inspect all books, records and other database of the Company.

18.5. For the purposes of discharging its duties the Supervisory Board may at the expense of the Company procure the assistance of one or more experts.

18.6. The Supervisory Board shall appoint one of its members to be Chairman of the Board. The Supervisory Board may also appoint a secretary of the Supervisory Board who does not have to be a Supervisory Director.

18.7. The Supervisory Board may appoint one of its members to be Delegate Supervisory Director, whose particular duty it shall be to maintain regular day-today contact with the Executive Board.

18.8. The positions of Chairman of the Supervisory Board and Delegate Supervisory Director may be held by one and the same person.

18.9. If there is any vacancy in the Supervisory Board, the Board shall nevertheless retain the power to perform the duties imposed upon it by law and these Articles of Association.

18.10. Each Supervisory Director may be represented at meetings by another Supervisory Director acting by virtue of a written power of attorney. Such power of attorney may only relate to one meeting specifically stated therein. The members of the Supervisory Board can also participate in the meeting by telephone, provided all the members participating in the meeting can hear and address each other.

18.11. All resolutions of the Supervisory Board shall be passed by an absolute majority of the votes cast. If the voting for and against a proposal not requiring a larger majority is equally divided, the proposal shall be rejected.

18.12. Any resolution which the Supervisory Directors can pass at a meeting may also be passed by them outside a meeting, provided that all Supervisory Directors express their opinion on the proposed resolution in writing and that the resolution be passed by the majority of votes required under these Articles of Association. The documents showing the manner of decision-making outside a meeting shall be kept at the office of the Company and shall be open to the inspection of all Supervisory Directors.

18.13. Each Supervisory Director as well as the Executive Board shall have the power to call a meeting of the Supervisory Board.

General meeting. Notice. Venue of the General Meeting.

Article 19.

19.1. Without prejudice to the provisions of Article 26, General Meetings shall be held as frequently as the Executive Board or the Supervisory Board may wish. The power to call the General Meeting shall vest in the Executive Board, and in the Supervisory Board.

19.2. The Executive Board shall be required to call a General Meeting if a request to that effect is made by one or several shareholders jointly representing at least one/twentieth of the issued and outstanding share capital, such request to specify the subjects to be discussed. This obligation shall apply mutatis mutandis to the Supervisory Board.

If the General Meeting is not held within six weeks after such request, the applicants themselves shall be authorised to call the General Meeting - with due observance of the applicable provisions of the law and the Articles of Association - without for that purpose requiring authorisation from the "Voorzieningenrechter". The provisions of paragraph 3 of this Article shall apply mutatis mutandis to notice of a General Meeting as referred to in the preceding sentence.

Within three months after the Executive Board has considered it plausible that the Company's equity has decreased to an amount equal to or less than one half of the paid up part of the capital, a General Meeting shall be held to discuss the measures to be taken, if necessary.

19.3. Notice of the General Meeting must be given to each person entitled to attend General Meetings. The term of notice must be at least fifteen clear days before the day on which the meeting is held.

19.4. The matters to be discussed shall be stated in the notice calling the meeting, unless the agenda is available at the Company's office and at such places as will be specified by the notice, for inspection by the shareholders and other persons entitled to attend General Meetings, who may obtain a copy thereof free of charge and a statement to that effect has been made in the notice calling the meeting.

Proposals to amend the provisions of the Articles of Association or to reduce the capital of the Company shall, notwithstanding Article 20 paragraph 6, be specified in the notice calling the meeting.

If the proposal concerns an amendment of the Articles of Association or a reduction of the capital, then together with the notice a draft of the proposal in which the proposed amendment of the Articles of Association is included respectively in which the purpose of the capital reduction and the manner of realization is explained, will be available for each shareholder and any other person entitled to attend General Meetings for inspection at the offices of the Company and at such places - but in the case of a quotation as referred to in Article 9, paragraph 3 at least in Amsterdam - as will be specified in the notice convening the meeting until the General Meeting is held in which the resolution concerning the proposal is dealt with. The documents shall be available free of charge at the aforementioned places for shareholders and other persons entitled to attend General Meetings.

With respect to proposals, in respect of which the provisions of this paragraph are not complied with and which are not announced subsequently with due observance of the notice period required, no valid resolutions can be adopted.

19.5. Shareholders representing at least one per cent (1%) of the issued share capital have the right to propose agenda items, provided that they submit their proposals to the Executive Board or the Supervisory Board by registered letter accompanied by proof of their shareholding.

If they have submitted their proposals to the Executive Board or the Supervisory Board within such a period that the Executive Board can put them on the agenda of the next meeting or can still publish a supplemental notice of their consideration prior to that meeting, with due observance of the period specified for the notice of meeting and in the same manner as stated above, in a nationally distributed daily newspaper, as well as - in the event of a listing, as referred to in article 9, paragraph 3 - in the Official List of Euronext Amsterdam N.V., the Executive Board or the Supervisory Board must do so, unless in the opinion of the Executive Board or the Supervisory Board substantial interests of the Company dictate otherwise.

A written statement from an Affiliated Institution to the effect that the number of ordinary shares in bearer form mentioned in that statement belongs to its collective deposit and that the person mentioned in that statement is Joint Holder of the ordinary shares in its collective deposit shall be proof of a holding of shares in bearer form as referred to in the first sentence of this paragraph.

19.6. General Meetings shall be held in either Amersfoort, Boxmeer, Amsterdam, Rotterdam, The Hague, or in the municipality of Haarlemmermeer (Schiphol Airport).

Admittance to and chairmanship of the General Meeting.

Article 20.

20.1. Persons entitled to attend the General Meeting are entitled to attend the General Meeting, to take the floor at such meeting and – as far as they have voting rights – to vote. The members of the Executive Board and the Supervisory Directors of the Company also are entitled to attend the General Meeting, with the exception of any member of the Executive Board or Supervisory Director who has been suspended, and admittance shall further be granted to any person whom the Chairman of the meeting concerned has invited to attend the General Meeting or any part of that meeting.

20.2. Shareholders and other persons entitled to attend General Meetings may be represented by another person pursuant to a proxy in writing.

20.3. The Executive Board may determine that paragraph 1 will be applicable to those who (i) are a shareholder, or are considered to be a shareholder as per a certain date, determined by the Executive Board, such date hereinafter referred to as: the "record date", and (ii) who are as such registered in a register (or one or more parts thereof) designated thereto by the Executive Board, hereinafter referred to as: the "register", in as far as (iii) at the request of the shareholder concerned, or the person who is considered to be shareholder, the holder of the register has given notice in writing to the Company prior to the General Meeting, that the person in question has the intention to attend the General Meeting, regardless of who is shareholder or is considered to be shareholder at the time of the General Meeting. The notice will contain the name and the number of shares the said

Meeting. The notice will contain the name and the number of shares the said person will represent in the General Meeting, where applicable accompanied by a written statement from an Affiliated Institution to the effect that the number of ordinary shares in bearer form mentioned in that statement belongs to its collective deposit and that the person mentioned in that statement is Joint Holder of the ordinary shares in its collective deposit. The provision above under (iii) about the notice to the Company also applies to the proxyholder of a shareholder or person who is considered to be shareholder, who has a written proxy.

20.4. If the Executive Board does not exercise its right as determined in paragraph 3, a holder of shares in registered form, as well as a holder of shares in right of usufruct or pledge, who has the right to vote, or his proxyholder shall only have access to the General Meeting, if he or the person for whom he acts, as such is registered in the register referred to in article 7 and the Company has received written notice of his intention to attend the meeting at the place and ultimately on he day, as defined in paragraph 5.

20.5. If the Executive Board does not exercise its right as determined in paragraph 3, the Company shall, as far as the voting right and/or meeting right of holders of ordinary shares in bearer form is concerned, consider as shareholder those mentioned in a written statement from an Affiliated Institution to the effect that the number of ordinary shares in bearer form mentioned in that statement belongs to its collective deposit and that the person mentioned in that statement is Joint Holder for the said ordinary shares in its collective deposit and shall stay until after the meeting, provided that the statement concerned has been deposited at the office of the Company or at another place further to be determined by the Executive Board in due time.

The notice of the meeting shall state the place where the statement from the Affiliated Institution must be deposited and the day by which the deposit of the statement from the Affiliated Institution must be made; this day cannot be determined earlier than on the seventh day prior to the date of the meeting.

20.6. The notice for the meeting shall in each case make reference to paragraphs 4 and 5 hereof.

20.7. The record date mentioned in paragraph 3, the dates of deposit mentioned in paragraphs 4 and 5 and the dates mentioned in those paragraphs on which the notice of the intention to attend the General Meeting has to be given at the latest, cannot be determined earlier than on a certain time on the seventh day and not later than on the third day prior to the date of the General Meeting. The notice of the general meeting shall, where applicable, contain those times, the place of meeting and the proceedings for registration, deposit and notification.

20.8. Before admission to a meeting, a shareholder or an other person entitled to attend name and the number of votes he may cast. If he is a proxyholder the name of the person represented shall also be reflected.

20.9. The General Meeting shall be presided by the Chairman of the Supervisory Board; the Chairman, however, even if he is present, may appoint another person to preside over the meeting. If the Chairman of the Supervisory Board is not present and has not appointed another person to preside over the meeting, then the members of the Supervisory Board that are present shall elect a Chairman. If none of the members of the Supervisory Board is present at the meeting, then the meeting shall elect a Chairman. The Chairman designates the Secretary.

20.10. The ruling pronounced by the Chairman at the meeting in respect of the outcome of any vote shall be decisive. The same shall apply to the contents of any resolution passed, to the extent that the vote taken related to a proposal not recorded in writing. However, if immediately after the aforesaid ruling pronounced by the Chairman the correctness of that ruling is contested, another vote shall be taken if so desired by the majority at the meeting or - if the original vote was not taken on a poll or by a secret ballot - by any person present who is entitled to vote. Such new vote shall override the legal consequences of the original vote.

20.11 Unless a notarial record of the business transacted at the meeting is drawn up, the Chairman shall designate a person charged with keeping the minutes.
The minutes shall be adopted by the Chairman or the secretary of the meeting or by the General Meeting at a subsequent meeting, in evidence of which the minutes shall be signed by the Chairman and the secretary of the meeting at which the minutes were adopted.
On the basis of the attendance list referred to in paragraph 8 the notarial record mutatis mutandis the minutes shall state the number of the shares represented at the meeting and number of votes that can be cast; the attendance list referred to in paragraph 8 will not be a part of the notarial record or, mutatis mutandis, the minutes and shall not be at the disposal of a shareholder, unless the shareholder would prove to have a reasonable interest in the examination of the proper course of that meeting.
If the General Meeting or the Executive Board or the Supervisory Board resolves to instruct a Civil Law Notary to draw up an official record of the proceedings at any General Meeting, or if one or several shareholders jointly representing at least one twentieth of the issued and outstanding share capital so decide, the Executive Board shall give a Civil Law Notary instruction to draw up such official record. The cost of the notarial record shall be borne by the Company.

20.12. The Executive Board shall keep a minute book in which the adopted minutes of each General Meeting shall be entered and in which shall further be inserted a copy of each notarial record made of any General Meeting.

The minute book shall be open to the inspection of the persons entitled to attend General Meetings at the office of the Company. Upon request any person entitled to attend General Meetings shall be issued a copy of or extract from the minutes of any General Meeting, at a charge not exceeding cost.

Voting rights. Decision-making.

Article 21.

21.1. Each share carries the right to cast one vote in the General Meeting.

21.2. No votes may be cast at the General Meeting in respect of shares which are held by the Company or any of its subsidiaries, nor in respect of shares the depository receipts of which are held by the Company or any of its subsidiaries.
Usufructuaries and pledgees of shares which belong to the Company or its subsidiaries shall not, however, be excluded from the right to vote if the usufruct or pledge was created before the shares concerned were held by the Company or a subsidiary of the Company.
The Company or a subsidiary of the Company may not cast votes for shares in respect of which the Company or the subsidiary possesses a pledge or usufruct.

21.3. In determining to which extent the shareholders cast votes, are present or are represented, or to which extent the share capital is represented the shares in respect of which no votes may be cast shall not be taken into account.

21.4. Unless the Articles of Association stipulate a larger majority, all resolutions of the General Meeting shall be passed by an absolute majority of the votes cast.

21.5. Blank votes and invalid votes shall not be counted.

21.6. Votes on business matters - including proposals concerning the suspension, dismissal or removal of persons - shall be taken by voice, but votes on the election of persons shall be taken by secret ballot, unless the Chairman decides on a different method of voting and none of the persons entitled to attend General Meetings present at the meeting object to such different method of voting.

21.7. If at the election of persons the voting for and against the proposal is equally divided, another vote shall be taken at the same meeting; if then again the votes are equally divided, then - without prejudice to the provision in the next following sentence of this paragraph - a drawing of lots shall decide.
If at an election of persons the vote is taken between more than two candidates and none of the candidates receives the absolute majority of votes, another vote where necessary after an interim vote and/or a drawing of lots- shall be taken between the two candidates who have received the largest number of votes in their favour.
If the voting for and against any other proposal than as first referred to in this paragraph is equally divided, that proposal shall be deemed to be rejected.

21.8. If pursuant to the Articles of Association the validity of a resolution depends also upon the part of the issued and outstanding share capital represented at the meeting and if such quorum is not present at the meeting, then - unless elsewhere in these Articles of Association the contrary is provided with respect to any subject specifically mentioned there - a second meeting may be called and held at which such resolution may be passed irrespective of the part of the issued and outstanding share capital represented at that meeting.
The notice calling such second meeting must state that and pursuant to which provision a resolution may be passed at that meeting irrespective of the part of the issued and outstanding share capital represented at that meeting.
Notice calling the second meeting shall not be given until after the end of the first meeting. The second meeting must be held within six weeks after the first meeting.

Meetings of holders of shares of a particular class.

Article 22.

22.1. A meeting of holders of shares of a particular class shall be held whenever a resolution of the meeting of holders of that particular class is required by virtue of the law and/or provisions of the Articles of Association. Further the Executive Board, the Supervisory Board, as well as one or several holders of shares of a particular class who jointly represent at least one tenth of the capital issued in the form of shares of that particular class shall be equally authorised to call a meeting of holders of shares of that class.
The term of notice of such meeting must be at least seven clear days before the day on which the meeting is held.

22.2. Admittance to the meeting of holders of shares of a particular class shall be given to:

a. the holders of shares of that class;
b. other persons entitled to attend General Meetings;
c. every member of the Executive Board and every Supervisory Director;
d. any other persons whom the chairman of the meeting concerned has invited to attend the meeting.

22.3. Notice of a meeting of holders of cumulative preference 'A' shares, cumulative preference 'D' shares, cumulative preference 'E' shares or series cumulative preference 'E' shares shall be given by letters sent to the holders of aforementioned shares.

22.4. At a meeting of holders of cumulative preference 'A' shares, cumulative preference 'D' shares, cumulative preference 'E' shares or one of the series cumulative preference 'E' shares at which the entire issued capital in shares of a particular class is represented, valid resolutions may be adopted, provided that they are passed by unanimous vote, even if the requirements in respect of the place of the meeting, the manner of notice, the term of notice and the stating in the notice of the items of business to be transacted, have not been observed.

22.5. If at a meeting of holders of shares of a particular class the voting for and against a proposal is equally divided, that proposal shall be rejected.

22.6. Without prejudice to the preceding provisions of this Article, the provisions of Articles 19, paragraphs 3, 4 and 5, Article 20, paragraph 2 and 7 up to and including 10 and Article 21 shall apply mutatis mutandis to the meetings of holders of shares of a particular class, provided that the provisions of Articles 19 up to and including 21 shall apply mutatis mutandis to the meetings of holders of ordinary shares.

Decision-making outside a meeting.

Article 23.

23.1. Any resolution which holders of cumulative preference 'A' shares, cumulative preference 'D' shares, cumulative preference 'E' shares and each of the series cumulative preference 'E' shares entitled to vote, pledgees entitled to vote and usufructuaries of those shares entitled to vote can pass at a meeting of holders of shares of a particular class may also be passed by them outside a meeting, provided that all holders of shares of the class concerned express themselves in writing in favour of the proposal concerned and provided that the members of the Executive Board and Supervisory Directors have been given the opportunity to give advise on the proposal. The persons who have passed a resolution outside a meeting shall immediately inform the Executive Board and the Supervisory Board of that resolution.

23.2. Any resolution passed outside a meeting shall be announced at the next meeting of holders of shares of the particular class concerned. During that meeting the documents showing the manner of decision-making outside a meeting shall be open to the inspection of the persons entitled to attend that meetings; said documents shall subsequently be inserted in the minute book.

Financial Year. Annual accounts.

Articlre 24.

24.1. The financial year shall coincide with the calendar year.

24.2. Each year within five months after the end of the Company's financial year, save where this term is extended by a maximum of six months by the General Meeting on account of special circumstances, the Executive Board shall draw up annual accounts and an annual report on that financial year. To these documents shall be added the particulars referred to in Section 392, subsection 1, of Book 2.

24.3. The annual accounts shall be signed by all members of the Executive Board and all Supervisory Directors. If the signature of one or more of the members of the

Executive Board and/or one or more of the Supervisory Directors are missing, this and the reason for such absence shall be stated.

24.4. The Company shall ensure that the annual accounts and, if required, the annual report and the particulars added by virtue of Section 392 shall be available at the office of the Company as soon as possible but not later than as from the date of notice calling the General Meeting intended for the discussion and approval thereof, and at the address mentioned in the notice. Said documents shall be open to the inspection of the shareholders and other persons entitled to attend General Meetings at the office of the Company and copies thereof may be obtained by them free of charge. Third parties can obtain copies at cost price at the addresses mentioned above.

Auditor.

Article 25.

25.1. The General Meeting shall instruct a chartered accountant or other expert as defined in Section 393 of Book 2 - both to be referred to herein as: the auditor or, as the case may be, an organisation in which such experts work together, to conduct an examination of the annual accounts. If the General Meeting fails to give such instruction the Supervisory Board or - if it fails to give such instruction - the Executive Board shall be authorised and required to do so. The General Meeting and the one which has given such assignment may at any time revoke the instruction as first referred to in this paragraph and give that instruction to another auditor. Furthermore, the assignment given by the Executive Board may be revoked by the Supervisory Board and be given to an other auditor.

25.2. The auditor shall report on his audit to the Executive Board and to the Supervisory Board and shall set out the result of his audit in a certificate.

Annual meeting. Approval of annual accounts.

Article 26.

26.1. Each year at least one General Meeting shall be held, that meeting to be held within six months after the end of the Company's last expired financial year; this General Meeting shall be referred to hereinafter as: the Annual Meeting.
The agenda of the Annual Meeting shall contain at least the following subjects:

a. discussion of the annual report on the last expired financial year;
b. adoption of the annual accounts of the last expired financial year;
c. allocation of the profits realised in the last expired financial year, or determination of the manner in which any loss realised in that year will be cleared;
d. release from liability of the members of the Executive Board for their management and release from liability of the Supervisory Directors for their supervision during the financial year concerned.

26.2. The subjects listed in paragraph 1 of this Article need not be stated in the agenda of the Annual Meeting if the term for preparing the annual accounts has been extended or if a proposal to extend said term is included in that agenda.

26.3. If an auditor's certificate on the annual accounts is required and if the General Meeting has not had the opportunity of inspecting that certificate, the annual accounts cannot be approved unless a legitimate reason for the absence of the certificate is stated in the added particulars.

26.4. If the annual accounts are adopted in amended form after correction, copies of such amended annual accounts may be obtained by the shareholders and other persons entitled to attend General Meetings free of charge.

Profits and losses.

Article 27.

27.1. a. From the profits made in the preceding financial year, first of all, if possible, shall be paid on the cumulative preference 'A' shares a percentage of the amount compulsorily paid on those shares, which percentage on a yearly basis is equal to the arithmetic mean of the effective yield of the Netherlands Government Loans with a maturity of seven to eight years as calculated by the Central Bureau of Statistics and entered in the Official Price List of Euronext Amsterdam N.V., for the last twenty Stock Exchange business days prior to the fifth working day before the day the cumulative preference 'A' shares were issued, increased by a surcharge that has been determined by the Executive Board at a rate of one forty/hundredth per cent.

If in the course of any financial year an issue of cumulative preference 'A' shares has taken place, the dividend with respect to that financial year shall be reduced pro rata to the day of issue.

b. For the first time on the thirty-first day of December two thousand three and every seven years thereafter the percentage will be determined again in the way as described under a, provided that the level of the surcharge there referred to shall be determined by the Executive Board subject to the approval of the Supervisory Board and after approval of the meeting of holders of cumulative preference 'A' shares with a maximum of five per cent.

c. If the profits realised in any financial year are not sufficient to pay the said percentage (including the applicable surcharge), the said percentage (including the applicable surcharge) shall be paid from the reserves for as much as necessary, without prejudice to paragraph 7, provided that the payment may not be from the account of the share premium reserve 'A', as prescribed hereinafter under e.

If the free distributable reserves in any financial year are not sufficient to pay the said percentage (including the applicable surcharge), the provisions under a of this paragraph and the paragraphs 2, 3, 4 and 5 shall apply in subsequent years only after the deficit has been recovered.

d. No further distributions other than those prescribed in this Article and in Article 30 shall be made on the cumulative preference 'A' shares.

e. In addition to any other reserves, the Company has a share premium reserve 'A' to the share premium reserve 'A' an amount equal to the capital surplus paid on the cumulative preference 'A' shares shall be added. The holders of cumulative preference 'A' shares are entitled to the share premium reserve 'A'.

Losses shall not be charged against the share premium reserve 'A', unless it concerns losses which cannot be defrayed or discharged out of a reserve, not being the share premium reserve 'A'. Losses shall, if and insofar as possible, be written off from the share premium reserve 'A' at the time of the resolution to write off.

If a write off, as referred to in the previous sentence, has taken place against the share premium reserve 'A', the profits made in subsequent years shall first of all be allocated to clear off the amount, which was written off from the share premium reserve 'A', provided that the amount of an allocation of the share premium reserve 'A' shall be reduced pro rata to the number of cumulative preference 'A' shares, which were held by the Company at the time of the allocation, but were held by one or more others at the time of the write off as mentioned hereinbefore.

27.2. a. From the profits that remain after the application of paragraph 1, shall be paid, if possible, on the cumulative preference 'D' shares an amount equal to the percentage on a yearly basis of the amount prescribed paid in, on the said shares as at the opening of the financial year with respect to which the distribution is made or, if the issue of the cumulative preference 'D' shares has taken place in the course of the said financial year, as at the date on which the shares concerned were issued.

b. The percentage as referred to under a. hereinbefore shall be equal to the value of the EURIBOR-percentage for loans with a duration of one month, weighted on the basis of the number of days during which this percentage applied, during the financial year in respect of which the distribution is being made, augmented by two five/tenth per cent (2,5%).

In the event that the amount prescribed to be paid in on the cumulative preference 'D' shares has been reduced or, pursuant to a resolution regarding further payment, increased during the financial year in respect of which the distribution is being made, the said distribution shall be reduced or increased by an amount equal to the percentage of the amount of the reduction or increase as referred to hereinbefore, calculated from the moment the reduction was effected or at which further payment became compulsory.

c. If and in so far as the profit is not sufficient fully to effect the distribution as referred to in this paragraph, the shortfall shall be distributed from the reserves in so far as this does not violate the provisions of paragraph 7 of this Article, provided that the payment may not be from the account of the share premium reserve 'A'.
If and in so far as the distribution as referred to in the first sentence cannot be made from the reserves - after application of the provisions of the first paragraph - such a distribution to the holders of cumulative preference 'D' shares shall first be made from the profit for subsequent financial years as to fully make up for the shortfall before the provisions of the following paragraphs of this Article may be effected.

d. No distributions other than those prescribed in this Article and in Article 30 hereinafter shall be made on cumulative preference 'D' shares.

e. If the profit for a specific financial year is adopted and one or more cumulative preference 'D' shares have been cancelled on repayment during that financial year, those who were the holders of the cumulative preference 'D' shares in question at the time of the said cancellation, as evidenced by the shareholders' register as referred to in Article 7 hereinbefore, shall have a non-negotiable right to distribution of the profit as outlined hereinafter. The profit to be distributed where possible to the said holder of cumulative preference 'D' shares shall be equal to the value of the distribution to which the party concerned would be entitled on the grounds of the provisions of this paragraph if he had still been the holder of the cumulative preference 'D' shares as referred to hereinbefore at the time the profit was adopted, calculated on a pro rata basis over the period during which he was the holder of the said cumulative preference 'D' shares in the financial year in question, from which distribution a deduction shall be made in the amount of the distribution having been made in accordance with the provisions of paragraph 8 hereinafter.

f. In the event that an issue of cumulative preference 'D' shares has been made in the course of any financial year, the dividend on the cumulative preference 'D' shares concerned shall be deducted proportionately until the relevant date of issue.

27.3. a. A dividend shall subsequently be distributed on the cumulative preference 'E' shares of each series equal to a percentage calculated on the amount paid up on the cumulative preference 'E' shares of the relevant series by taking the arithmetic mean of the effective yield on the Netherlands Government Loans to be outlined hereinafter as drawn up by the Netherlands Central Statistical Office and entered in the official price list of Euronext Amsterdam N.V. for the last twenty trading days prior to the date of initial issue of cumulative preference 'E' shares of the related series.

b. The Netherlands Government Loans as referred to in the preceding paragraph shall be taken to include the Netherlands Government Loans having a (residual) term of seven to eight years. In the event that the effective yield on these Netherlands Government Loans is not computed by the Netherlands Central Statistical Office or entered in the official price list of Euronext Amsterdam N.V. at the time the calculation of the dividend percentage is made, the Netherlands Government Loans as referred to in the preceding paragraph shall be taken to mean the Netherlands Government Loans having a (residual) term which matches as closely as possible a (residual) term of seven to eight years the effective yield of which is computed by the Netherlands Central Statistical Office and published as referred to hereinbefore at the time the calculation of the dividend percentage is made, albeit with a maximum (residual) term of eight years.

c. On the first day of January of the year following the year in which seven years will have elapsed following the date on which cumulative preference 'E' shares of the relevant series were issued and every seven years thereafter, the dividend percentage of cumulative preference 'E' shares of the relevant series will be adjusted to the effective yield of the Netherlands Government Loans as referred to in the preceding clauses, calculated in the manner as outlined hereinbefore, with the proviso that the stated average shall be calculated on the last twenty trading days prior to the date as at which the dividend percentage is being adjusted.

d. If and in so far as the profit is not sufficient fully to effect the distribution as referred to in this paragraph, the shortfall shall be distributed from the reserves in so far as this does not violate the provisions of paragraph 7 of this Article, provided that the payment may not be to the account from the share premium reserve A.

If and in so far as the distribution as referred to in this paragraph cannot be made from the reserves, such a distribution to the holders of cumulative preference 'E' shares shall first be made, subject to application of the provisions of paragraph 2 hereinbefore, from the profit for subsequent financial years as to fully make up for the shortfall before the provisions of the following paragraphs of this Article may be effected. In the event that the provisions of this clause d. are applied, the holders of the various series shall receive equal treatment.

e. In the event that the amount prescribed to be paid in on the cumulative preference 'E' shares has been reduced during the financial year in respect of which the distribution is being made, the said distribution will be reduced by an amount equal to the percentage of the amount of the reduction as referred to hereinbefore, calculated from the moment the reduction was effected. No distributions other than those prescribed in this Article and in Article 30 hereinafter shall be made on cumulative preference 'E' shares.

f. If the profit for a specific financial year is adopted and one or more cumulative preference 'E' shares have been cancelled on repayment during that financial year, those who were the holders of the cumulative preference 'E' shares in question at the time of the said cancellation, as evidenced by the shareholders' register as referred to in Article 7 hereinbefore, shall have a non-negotiable right to distribution of the profit as outlined hereinafter. The profit to be distributed where possible to the said holder of cumulative preference 'E' shares shall be equal to the value of the distribution to which the party concerned would be entitled on the grounds of the provisions of this paragraph if he had still been the holder of the cumulative preference 'E' shares as referred to hereinbefore at the time the profit was adopted, calculated on a pro rata basis over the period during which he was the holder of the said cumulative preference 'E' shares in the financial year in question, from which distribution shall be deducted the value of the distribution having been made in accordance with the provisions of paragraph 8 of this Article.

g. In the event of the first issue of cumulative preference 'E' shares forming part of a series having been made in the course of any financial year, the dividend on the cumulative preference 'E' shares concerned shall be deducted proportionately until the first date of issue.

27.4. From the profits which shall remain after application of the provisions of paragraph 3 such amounts will be reserved as the Executive Board subject to the approval of the Supervisory Board shall decide.

27.5. The profit remaining after satisfaction of the provisions of the previous paragraphs of this Article shall be at the free disposal of the General Meeting. In a tie vote regarding a proposal to distribute or reserve profits, the profits concerned shall be reserved.

27.6. Any distribution other than an interim dividend may be made only after approval of the annual accounts which show that they are justified.

27.7. The Company may distribute profits only if and to the extent that its shareholders' equity is greater than the sum of the paid and called-up part of the issued capital and the reserves which must be maintained by virtue of the law.

27.8. In the event of cancellation with repayment of cumulative preference 'A' shares and/or cumulative preference 'D' shares and/or cumulative preference 'E' shares a distribution will be made on the cancelled cumulative preference 'A' shares respectively cumulative preference 'D' shares respectively cumulative preference 'E' shares on the day of repayment, which distribution will be calculated as much as possible in accordance with the provisions of paragraph 1 respectively paragraph 2 respectively paragraph 3 of this Article and pro rata temporis to be calculated on the period from the day on which a distribution as meant in paragraph 1 was made for the last time - or if the cumulative preference 'A' shares respectively cumulative preference 'D' shares respectively cumulative preference 'E' shares have been issued following such day: from the day of issue - until the day of repayment, without prejudice to the provisions of Article 105, Book 2.

27.9. For the purposes of determining the allocation of profits any shares or depository receipts held by the Company and any shares or depository receipts of which the Company has a usufruct shall not be taken into account.

27.10. The General Meeting shall be authorised to resolve, at the proposal of the Executive Board, which proposal shall be subject to the approval of the Supervisory Board, to make distributions to the holders of ordinary shares from the general reserves.

27.11. Without prejudice to the provisions in Article 105, Book 2, interim dividends shall automatically be distributed on the cumulative preference 'A' shares semi-annually.

The Executive Board subject to the approval of the Supervisory Board may resolve to declare interim dividends on the other classes of shares.

Dividend payments as referred to in the second sentence of this paragraph may be made only if following the payment of such dividend, the interimdividend as referred to in the first sentence of this paragraph can still be made and furthermore if the provisions in Article 105, paragraph 4, Book 2 have been met.

Article 28.

28.1. Dividends shall be made payable and distributable with effect from a date to be determined by the Supervisory Board, which date may differ for distributions on ordinary shares, on cumulative preference 'A' shares, on cumulative preference 'D' shares and for distributions on series cumulative preference 'E' shares. Dividends which have not been collected within five years of the start of the second day on which day became due and payable shall revert to the Company.

28.2. Subject to the approval of the Supervisory Board, the Executive Board shall be authorised to determine that a distribution on ordinary shares whole or partly shall be made in the form of ordinary shares in the capital of the Company rather than cash, or to determine that the holders of ordinary shares whole or partly shall have the choice between distribution in cash or in the form of ordinary shares in the capital of the Company, in so far as the Executive Board has been appointed, in accordance with the provisions of Article 8 hereinbefore, as an administrative body authorised to resolve to issue such shares. Subject to the approval of the Supervisory Board, the Executive Board shall determine the conditions on which such a choice may be made. If the Executive Board is not appointed as the authorised body as mentioned hereinbefore, the General Meeting will have the authority as mentioned hereinbefore on the proposal of the Executive Board subject to the approval of the Supervisory Board.

Special resolutions.

Article 29.

29.1. If cumulative preference 'A' shares are held by parties other than the Company, the following resolutions of the General Meeting may be passed only with the aforegoing approval of the meeting of holders of cumulative preference 'A' shares:

a. a resolution to amend the articles 17, paragraph 4, 19, paragraph 2, 20, paragraph 9, 27, 30 and this Article 29, paragraph 1;

b. a resolution to issue cumulative preference 'A' shares and a resolution to appoint the Executive Board as the authorised body to issue cumulative preference 'A' shares as mentioned in Article 8;

c. a resolution to authorise the Executive Board to acquisition by the Company of shares in its own capital and a resolution to reduce the issued capital as provided in the Articles 10 and 11.

29.2. Without prejudice to the provisions of paragraph 1 a resolution to amend these Articles of Association or to wind up the Company can only be adopted at the proposal of the Supervisory Board in a General Meeting in which at least half of the issued share capital is represented.

29.3. If at a meeting in which the proposal to adopt a resolution as referred to in paragraph 2 is made, the required capital is not represented, then a second meeting shall be called, to be held ultimately forty-five days after the first meeting and where, regardless of the capital represented the resolution as mentioned in that paragraph can be adopted.

In the notice of convocation of the new meeting, it must be stated that and why a resolution can be adopted regardless of the capital represented at the meeting.

Winding up and liquidation.

Article 30.

30.1. If the Company is wound up by resolution of the General Meeting, the liquidation shall be carried out in accordance with the provisions of the law. During the liquidation period the Articles of Association shall, wherever possible, remain in full force.

30.2. In the event of its voluntary winding up the Company shall continue in existence for such period of time as the liquidation of its assets and liabilities may require.

30.3. In any document issued and notice served by the Company in the course of its winding up the words: "in liquidation" must be added to its name.

30.4. Unless otherwise resolved by the General Meeting or unless otherwise provided by law, the members of the Executive Board of the Company shall be the liquidators of the Company.

30.5. All reports and statements concerning the winding up and the liquidation as required by law shall be filed by the liquidators at the Commercial Register.

30.6. The surplus assets remaining after all the Company's liabilities have been satisfied shall, if possible, be applied successively as follows:

a. to the holders of cumulative preference 'A' shares shall be distributed the amount compulsorily paid on their shares, increased with the deficit of distributable dividend in the previous years, the balance of the share premium reserve 'A' and increased with a percentage on a yearly basis, referred to in Article 27, paragraph 1, of the amount compulsorily paid on those shares over the period on which no (interim)dividend has been paid on those shares until the date of distribution according to the plan of liquidation;

b. to the holders of cumulative preference 'D' shares of the nominal value paid in per cumulative preference 'D' share held by them, augmented by the deficit of distributable dividend in the previous years and an amount equal to the percentage of the amount prescribed to have been paid in on the cumulative preference 'D' shares, as referred to in Article 27, paragraph 2, and calculated on each year or portion thereof in the period commencing on the day following the period with respect to which dividend was most recently paid on the cumulative preference 'D' shares, and ending on the date of the distribution on cumulative preference 'D' shares as referred to in this Article;

c. to the holders of cumulative preference 'E' shares of the value paid in per cumulative preference 'E' share held by them, augmented by the deficit of distributable dividend in the previous years and an amount equal to the percentage calculated on the amount paid up on the cumulative preference 'E' shares as referred to in Article 27, paragraph 3, sub a., calculated on each year or portion thereof in the period commencing on the day following the period on which dividend was most recently paid on the cumulative preference 'E' shares and ending on the date of the distribution on cumulative preference 'E' shares as referred to in this Article; no distinction shall be made in the treatment of the holders of different series of cumulative preference 'E' shares;

d. the balance shall be distributed among the holders of ordinary shares in proportion to the number of ordinary shares held by each of them.

30.7. After the legal entity has ceased to exist the books and records and other data carriers of the Company shall remain in the custody of the person designated for that purpose by the liquidators for a period of seven years.

The required ministerial declaration of no-objection was granted on **
two thousand two, number N.V. 490.582.

The ministerial declaration of no-objection and the document in evidence of the resolutions, referred to in the head of this deed, will be attached to this deed.

In witness whereof this original of this deed which will be retained in Amsterdam, on the date first mentioned in the head of this deed.

Having conveyed the substance of the deed and given an explanation thereto and following the statement of the person appearing that he has taken note of the contents of the deed and agrees with the same, this deed will be signed, immediately after reading those parts of the deed which the law requires to be read, by the person appearing, who is known to me, notaris, and by myself, notaris.

AMENDMENT OF THE ARTICLES OF ASSOCIATION WITH AN ANNOTATED COMPARISON WITH THE EXISTING TEXT

CURRENT ARTICLES	PROPOSED ARTICLES	
Name and Registered Office. **Article 1.** 1.1. The Company is a limited liability company and its name is: Nutreco Holding N.V.	**Name and Registered Office.** **Article 1.** 1.1. The Company is a limited liability company and its name is: Nutreco Holding N.V.	
1.2. The Company has its registered office in Boxmeer.The Company may have branch offices elsewhere, also outside the Netherlands.	1.2. The Company has its registered office in Boxmeer.The Company may have branch offices elsewhere, also outside the Netherlands.	
1.3. Article 158 up to and including 164 of Book 2 shall be applicable to the Company.		Because more than half the employees of the Nutreco Group are employed outside the Netherlands, the Company proposes to introduce the structure regime at the level of Nutreco Nederland B.V. and to delete the structure regime at Nutreco Holding N.V. ("Company")
Objectives. **Articlel 2.** 2.1. The objectives for which the Company is established are:	**Objectives.** **Article 2.** 2.1. The objectives for which the Company is established are:	
a. to participate in, to finance and administer companies, business enterprises and other business undertakings, to borrow moneys and to furnish moneys on loan and in general to enter into financial transactions, to furnish guarantees and to render services in the field of commerce and finance, to buy and sell promissory	a. to participate in, to finance and administer companies, business enterprises and other business undertakings, to borrow moneys and to furnish moneys on loan and in general to enter into financial transactions, to furnish guarantees and to render services in the field of commerce and finance, to buy and sell promissory	

notes, to acquire, hold, dispose of or in any other way to deal with all kinds of participation and interests in other companies, business enterprises and other business undertakings;	notes, to acquire, hold, dispose of or in any other way to deal with all kinds of participation and interests in other companies, business enterprises and other business undertakings;	
b. to commercialize licences, copyrights, patents, designs, secret processor formulae, trademarks and similar interests, to promote the selling and purchasing of - as well as the trade in - the aforementioned objects, including the giving of the use of these objects;	b. to commercialize licences, copyrights, patents, designs, secret processor formulae, trademarks and similar interests, to promote the selling and purchasing of - as well as the trade in - the aforementioned objects, including the giving of the use of these objects;	
c. to acquire royalties and other income connected with the activities as mentioned under b;	b. to acquire royalties and other income connected with the activities as mentioned under b;	
d. to acquire, hold, exploit, turn to account, to encumber, dispose of or in any other way utilize movables and immovables;	c. to acquire, hold, exploit, turn to account, to encumber, dispose of or in any other way utilize movables and immovables;	
e. to render services to other companies, including the promotion of the communication with other companies;	e. to render services to other companies, including the promotion of the communication with other companies;	
f. for purposes not related to the conduct of its business to make periodic payments for or towards pension or superannuation funds or other objects;	f. for purposes not related to the conduct of its business to make periodic payments for or towards pension or superannuation funds or other objects;	
g. to perform all acts that are advisable, necessary, usual or related to the abovementioned objectives, which shall include but not be limited to all	g. to perform all acts that are advisable, necessary, usual or related to the abovementioned objectives, which shall include but not be limited to all acts that	

acts that relate to the management of, the acting in conjunction with, the participating in, the acquiring of or the merging or amalgamating with other business enterprises or companies with objects equal or related to those that have been stated above.	relate to the management of, the acting in conjunction with, the participating in, the acquiring of or the merging or amalgamating with other business enterprises or companies with objects equal or related to those that have been stated above.	
2.2. The Company shall have power to form and to acquire and to participate in any other trade, business or business enterprises having one or more objectives as specified in paragraph 1 hereof or being related thereto or whose objects are capable of being conducive, in whole or in part, to the promotion of one or more of the objectives specified in paragraph 1 hereof.	2.2. The Company shall have power to form and to acquire and to participate in any other trade, business or business enterprises having one or more objectives as specified in paragraph 1 hereof or being related thereto or whose objects are capable of being conducive, in whole or in part, to the promotion of one or more of the objectives specified in paragraph 1 hereof.	
2.3. The Company may not grant any loans, provide any collateral, guarantee the price, otherwise guarantee or otherwise bind itself jointly and severally with or for third parties, for the purpose of the subscription or acquisition by third parties of shares in its own capital or of depository receipts issued therefor. The prohibition in the last sentence shall not apply if shares or depository receipts are subscribed or acquired by employees of the Company or of a group company.	2.3. The Company may not grant any loans, provide any collateral, guarantee the price, otherwise guarantee or otherwise bind itself jointly and severally with or for third parties, for the purpose of the subscription or acquisition by third parties of shares in its own capital or of depository receipts issued therefor. The prohibition in the last sentence shall not apply if shares or depository receipts are subscribed or acquired by employees of the Company or of a group company.	
2.4. The objects specified above must be	2.4. The objects specified above must be	

given the widest possible meaning.	given the widest possible meaning.	
2.5. The Executive Board shall have power without the approval of the general meeting of shareholders, subject to the approval of the Supervisory Board to enter into agreements as referred to in Article 94 of Book 2.	2.4. The Executive Board shall have power without the approval of the general meeting of shareholders, subject to the approval of the Supervisory Board to enter into agreements as referred to in Article 94 of Book 2.	
Capital. **Article 3.** 3.1. The authorized capital of the Company amounts to forty-one million five hundred and twenty thousand euro (EUR 41,520,000), divided into fifty-five million (55,000,000) ordinary shares, sixteen million (16,000,000) cumulative preference 'A' shares, seventy-one million (71,000,000) *cumulative preference* 'D' shares and thirty-one million (31,000,000) cumulative preference 'E' shares - hereinafter to be referred to as: "cumulative preference 'E' shares" - subdivided into five series, numbered 1 up to and including 5, of six million two hundred thousand (6,200,000) cumulative preference 'E' shares each.	**Capital.** **Article 3.** 3.1. The authorized capital of the Company amounts to forty-one million five hundred and twenty thousand euro (EUR 41,520,000), divided into fifty-five million (55,000,000) ordinary shares, sixteen million (16,000,000) cumulative preference 'A' shares, seventy-one million (71,000,000) *cumulative preference* 'D' shares and thirty-one million (31,000,000) cumulative preference 'E' shares - hereinafter to be referred to as: "cumulative preference 'E' shares" - subdivided into five series, numbered 1 up to and including 5, of six million two hundred thousand (6,200,000) cumulative preference 'E' shares each.	
3.2. The nominal value of each of the shares specified in paragraph 1 of this Article is twenty-four *eurocents* (EUR 0.24).	3.2. The nominal value of each of the shares specified in paragraph 1 of this Article is twenty-four *eurocents* (EUR 0.24).	
Definitions. **Article 4.**	**Definitions.** **Article 4.**	

4.1. In these Articles of Association the following words and expressions shall have the meanings hereby assigned to them:	4.1. In these Articles of Association the following words and expressions shall have the meanings hereby assigned to them:	
a. Book 2 means: Book 2 of the Netherlands Civil Code;	a. Book 2 means: Book 2 of the Netherlands Civil Code;	
b. Executive Board/member(s) Executive Board means: the body of persons/individual person(s) of the Company in the terms as defined in Book 2;	b. Executive Board/member(s) Executive Board means: the body of persons/individual person(s) of the Company in the terms as defined in Book 2;	
c. the General Meeting means: the general meeting of shareholders as body of the Company, and also: meetings of that body of members;	c. the General Meeting means: the general meeting of shareholders as body of the Company, and also: meetings of that body of members;	
d. shares means: both the ordinary shares, the cumulative preference 'A' shares, the cumulative preference 'D' shares as well as each of the series cumulative preference 'E' shares in the capital of the Company, unless otherwise stated or apparent from the context;	d. shares means: both the ordinary shares, the cumulative preference 'A' shares, the cumulative preference 'D' shares as well as each of the series cumulative preference 'E' shares in the capital of the Company, unless otherwise stated or apparent from the context;	
e. shareholders: both the holders of ordinary shares, the holders of cumulative preference 'A' shares, the holders of cumulative preference 'D' shares as well as the holders of each of the series cumulative preference 'E' shares, unless otherwise stated or	e. shareholders: both the holders of ordinary shares, the holders of cumulative preference 'A' shares, the holders of cumulative preference 'D' shares as well as the holders of each of the series cumulative preference 'E' shares, unless otherwise stated or	

apparent from the context;	apparent from the context;	
f. transfer restrictions means: the provisions in these Articles of Association which limit the transferability of cumulative preference 'A' shares, cumulative preference 'D' shares and each of the series cumulative preference 'E' shares;	f. transfer restrictions means: the provisions in these Articles of Association which limit the transferability of cumulative preference 'A' shares, cumulative preference 'D' shares and each of the series cumulative preference 'E' shares;	
g. depository receipts means: registered depository receipts issued for shares without the cooperation of the Company;	g. depository receipts means: registered depository receipts issued for shares without the cooperation of the Company;	
h. persons entitled to attend General Meetings means: shareholders with or without voting rights, and also includes persons who possess usufruct of shares and are entitled to vote such shares and persons to whom shares have been pledged and are entitled to vote such shares, all this without prejudice to paragraph 1 of Article 20;	h. persons entitled to attend General Meetings means: shareholders with or without voting rights, and also includes persons who possess usufruct of shares and are entitled to vote such shares and persons to whom shares have been pledged and are entitled to vote such shares, all this without prejudice to paragraph 1 of Article 20;	
i. receipt holders' rights means: the rights which by law vest in persons entitled to attend General Meetings, including but not limited to the right to receive notice of General Meetings, the right to attend such meetings and the right to take the floor at such meetings;	i. receipt holders' rights means: the rights which by law vest in persons entitled to attend General Meetings, including but not limited to the right to receive notice of General Meetings, the right to attend such meetings and the right to take the floor at such meetings;	
j. annual accounts means: the balance	j. annual accounts means: the balance	

sheet, the profit and loss account and the explanatory notes thereon;	sheet, the profit and loss account and the explanatory notes thereon;	
k. amount compulsorily paid means: the nominal value paid by the shareholders of a certain class of shares on their shares together with the capital surplus compulsorily paid on those shares.	k. amount compulsorily paid means: the nominal value paid by the shareholders of a certain class of shares on their shares together with the capital surplus compulsorily paid on those shares.	
4.2. The expressions "written" and "in writing" also mean: communications sent by telegraph, telex, telecopier or by any other means of telecommunication capable of transmitting written text.	4.2. The expressions "written" and "in writing" also mean: communications sent by telegraph, telex, telecopier or by any other means of telecommunication capable of transmitting written text.	
Shares. Share certificate ordinary shares in beare form. Depository Receipts. Usufruct and pledge of shares. **Article 5.** 5.1. The ordinary shares shall be bearer or registered shares at the option of the shareholder. The cumulative preference 'A' shares, the cumulative preference 'D' shares and each of the series cumulative preference 'E' shares shall be registered shares. No certificates are issued in respect of registered shares. The holders of registered shares are listed in the shareholders register. The cumulative preference 'A' shares shall be identified by the letters: CPA, the cumulative preference 'D' shares shall be identified by	**Shares. Share certificate ordinary shares in beare form. Depository Receipts. Usufruct and pledge of shares.** **Article 5.** 5.1. The ordinary shares shall be bearer or registered shares at the option of the shareholder. The cumulative preference 'A' shares, the cumulative preference 'D' shares and each of the series cumulative preference 'E' shares shall be registered shares. No certificates are issued in respect of registered shares. The holders of registered shares are listed in the shareholders register. The cumulative preference 'A' shares shall be identified by the letters: CPA, the cumulative preference 'D' shares shall be identified by	

	the letters: CPD and the series cumulative preference 'E' shares by the letters: 1CPE, respectively 2CPE, respectively 3CPE, respectively 4CPE, respectively 5CPE. The Executive Board may number the shares in consecutive order, in which case the numbering of the ordinary shares shall start from number 1, the numbering of the cumulative preference 'A' shares from number CPA1, the numbering of the cumulative preference 'D' shares from number CPD1 and the numbering of the five series cumulative preference 'E' shares from number 1CPE1, respectively 2CPE1, respectively 3CPE1, respectively 4CPE1, respectively 5CPE1, and subject to this provision the Executive Board may with due observance of the provisions of the previous sentence, change the numbering of shares.		the letters: CPD and the series cumulative preference 'E' shares by the letters: 1CPE, respectively 2CPE, respectively 3CPE, respectively 4CPE, respectively 5CPE. The Executive Board may number the shares in consecutive order, in which case the numbering of the ordinary shares shall start from number 1, the numbering of the cumulative preference 'A' shares from number CPA1, the numbering of the cumulative preference 'D' shares from number CPD1 and the numbering of the five series cumulative preference 'E' shares from number 1CPE1, respectively 2CPE1, respectively 3CPE1, respectively 4CPE1, respectively 5CPE1, and subject to this provision the Executive Board may with due observance of the provisions of the previous sentence, change the numbering of shares.	
5.2.	All ordinary shares in bearer form shall be embodied in one share certificate.	5.2.	All ordinary shares in bearer form shall be embodied in one share certificate.	
5.3.	Upon subscription for ordinary shares in bearer form to be issued, the person who acquires a right vis-à-vis the Company to an ordinary share shall receive a right in respect of an ordinary share in bearer form in the following manner.	5.3.	Upon subscription for ordinary shares in bearer form to be issued, the person who acquires a right vis-à-vis the Company to an ordinary share shall receive a right in respect of an ordinary share in bearer form in the following manner.	
5.4.	The Company shall have the share certificate referred to in paragraph 2 kept	5.4.	The Company shall have the share certificate referred to in paragraph 2 kept	

in custody for the person or persons entitled by the Nederlands Centraal Instituut voor Giraal Effectenverkeer (Dutch Central Institute for Giro Securities Transactions), being the central institute within the meaning of the Wet giraal effectenverkeer (Act on giro securities transactions) (hereinafter: "Necigef").	in custody for the person or persons entitled by the Nederlands Centraal Instituut voor Giraal Effectenverkeer (Dutch Central Institute for Giro Securities Transactions), being the central institute within the meaning of the Wet giraal effectenverkeer (Act on giro securities transactions) (hereinafter: "Necigef").	
5.5. The Company grants a right in respect of an ordinary share to a person entitled because (a) Necigef enables the Company to add a share (or have this done) to the share certificate concerned and (b) the person entitled designates an affiliated institution as referred to in the Wet giraal effectenverkeer (hereinafter: "Affiliated Institution"), which credits him accordingly as joint holder (hereinafter: "Joint Holder") in the collective deposit within the meaning of the Wet giraal effectenverkeer.	5.5. The Company grants a right in respect of an ordinary share to a person entitled because (a) Necigef enables the Company to add a share (or have this done) to the share certificate concerned and (b) the person entitled designates an affiliated institution as referred to in the Wet giraal effectenverkeer (hereinafter: "Affiliated Institution"), which credits him accordingly as joint holder (hereinafter: "Joint Holder") in the collective deposit within the meaning of the Wet giraal effectenverkeer.	
5.6. Without prejudice to article 20, paragraph 5, the administration of the share certificate is irrevocably assigned to Necigef and Necigef is irrevocably empowered to do whatever is necessary in respect of the shares concerned on behalf of the person or persons entitled, including acceptance, transfer and co-operation in adding to and deducting from	5.6. Without prejudice to article 20, paragraph 5, the administration of the share certificate is irrevocably assigned to Necigef and Necigef is irrevocably empowered to do whatever is necessary in respect of the shares concerned on behalf of the person or persons entitled, including acceptance, transfer and co-operation in adding to and deducting from	

the share certificate.	the share certificate.	
5.7. If a Joint holder of the Affiliated Institution requires surrender of one or more ordinary shares in bearer form up to at most an number for which he is Joint holder, (a) Necigef shall transfer the shares by deed to the person entitled, (b) the Company shall acknowledge the transfer, (c) Necigef shall enable the Company to deduct the shares from the share certificate (or have this done), (d) the Affiliated Institution concerned shall debit the person entitled accordingly as Joint Holder in its collective deposit and (e) the Company shall register the holder (or have this done) as holder of a share in registered form in the shareholders register. Under the provisions of this paragraph or paragraph 8, the Company may only charge the shareholder, who has his shares registered in registered form or in bearer form, the costs for doing so.	5.7. If a Joint holder of the Affiliated Institution requires surrender of one or more ordinary shares in bearer form up to at most an number for which he is Joint holder, (a) Necigef shall transfer the shares by deed to the person entitled, (b) the Company shall acknowledge the transfer, (c) Necigef shall enable the Company to deduct the shares from the share certificate (or have this done), (d) the Affiliated Institution concerned shall debit the person entitled accordingly as Joint Holder in its collective deposit and (e) the Company shall register the holder (or have this done) as holder of a share in registered form in the shareholders register. Under the provisions of this paragraph or paragraph 8, the Company may only charge the shareholder, who has his shares registered in registered form or in bearer form, the costs for doing so.	
5.8. A holder of an ordinary share in registered form may have the same registered in bearer form at any time because (a) the person entitled transfers this share by deed to Necigef, (b) the Company acknowledges the transfer, (c) Necigef enables the Company to add the shares	5.8. A holder of an ordinary share in registered form may have the same registered in bearer form at any time because (a) the person entitled transfers this share by deed to Necigef, (b) the Company acknowledges the transfer, (c) Necigef enables the Company to add the shares	

to the share certificate (or have this done), (d) an Affiliated Institution designated by the person entitled credits the person entitled accordingly as Joint Holder in its collective deposit and (e) the Company deregisters the person entitled (or has this done) as holder of the share concerned in the shareholders register.	to the share certificate (or have this done), (d) an Affiliated Institution designated by the person entitled credits the person entitled accordingly as Joint Holder in its collective deposit and (e) the Company deregisters the person entitled (or has this done) as holder of the share concerned in the shareholders register.	
5.9. The share certificate shall be signed personally by a member of the Executive Board.	5.9. The share certificate shall be signed personally by a member of the Executive Board.	
5.10. If the share certificate has been lost, the Executive Board may issue a duplicate certificate, under such terms and conditions as the Executive Board shall attach to the same. Following issue of this document, which shall bear the word duplicate, the original document shall be void vis-à-vis the Company.	5.10. If the share certificate has been lost, the Executive Board may issue a duplicate certificate, under such terms and conditions as the Executive Board shall attach to the same. Following issue of this document, which shall bear the word duplicate, the original document shall be void vis-à-vis the Company.	
5.11. The Company may not give its cooperation in the issue of depository receipts for shares.	5.11. The Company may not give its cooperation in the issue of depository receipts for shares.	
5.12. Shares may be encumbered with usufruct. If at the creation of the usufruct it has been provided that the right to vote shall vest in the usufructuary and the usufructuary is a person to whom the shares cannot be freely transferred, he shall have that right only if the granting of the voting right to the usufructuary and - in	5.12. Shares may be encumbered with usufruct. If at the creation of the usufruct it has been provided that the right to vote shall vest in the usufructuary and the usufructuary is a person to whom the shares cannot be freely transferred, he shall have that right only if the granting of the voting right to the usufructuary and - in	

the case of assignment or transmission of the usufruct - the transmission of the voting right has been approved by the General Meeting with a majority of at least seventy-five (75%) percent of the votes cast.	the case of assignment or transmission of the usufruct - the transmission of the voting right has been approved by the General Meeting with a majority of at least seventy-five (75%) percent of the votes cast.	
5.13. Shares may be pledged as security. If at the creation of the pledge it has been provided that the right to vote shall vest in the pledgee and the pledgee is a person to whom the shares cannot be freely transferred, he shall have that right only if the grant of the pledge has been approved by the General Meeting with a majority of at least seventy-five (75%) percent of the votes cast. If the rights of the pledgee pass to another person, such person shall have the voting right only if the transmission of the voting right has been approved by the General Meeting with a majority of seventy-five percent (75%) of the votes cast.	5.13. Shares may be pledged as security. If at the creation of the pledge it has been provided that the right to vote shall vest in the pledgee and the pledgee is a person to whom the shares cannot be freely transferred, he shall have that right only if the grant of the pledge has been approved by the General Meeting with a majority of at least seventy-five (75%) percent of the votes cast. If the rights of the pledgee pass to another person, such person shall have the voting right only if the transmission of the voting right has been approved by the General Meeting with a majority of seventy-five percent (75%) of the votes cast.	
5.14. A shareholder who in consequence of usufruct or a pledge created on his shares is not entitled to vote, usufructuaries entitled to vote and pledgees entitled to vote shall possess the receipt holders' rights.	5.14. A shareholder who in consequence of usufruct or a pledge created on his shares is not entitled to vote, usufructuaries entitled to vote and pledgees entitled to vote shall possess the receipt holders' rights.	
Transfer of registered shares. Exercise of shareholder´s rights.	**Transfer of registered shares. Exercise of shareholder´s rights.**	

Article 6. 6.1. The transfer of registered shares shall require a deed signed for that purpose in accordance with the provisions as laid down in Article 86c, Book 2. In the event of partly paid up cumulative preference 'D' shares the instrument may be acknowledged only if the instrument of transfer has an officially recorded date.	**Article 6.** 6.1. The transfer of registered shares shall require a deed signed for that purpose in accordance with the provisions as laid down in Article 86c, Book 2. In the event of partly paid up cumulative preference 'D' shares the instrument may be acknowledged only if the instrument of transfer has an officially recorded date.	
6.2. Paragraph 1 of this Article shall apply mutatis mutandis to the creation and transfer of usufruct of registered shares, to the creation of a pledge upon registered shares and to the division of any community of property or joint estate of which registered shares or a usufruct of registered shares are part.	6.2. Paragraph 1 of this Article shall apply mutatis mutandis to the creation and transfer of usufruct of registered shares, to the creation of a pledge upon registered shares and to the division of any community of property or joint estate of which registered shares or a usufruct of registered shares are part.	
Supply of residence and address. Notices and announcements. Register of shareholders. **Article 7.** 7.1. Holders of registered shares, pledgees and usufructuaries of registered shares must supply their residence and address to the Company in writing.	**Supply of residence and address. Notices and announcements. Register of shareholders.** **Article 7.** 7.1. Holders of registered shares, pledgees and usufructuaries of registered shares must supply their residence and address to the Company in writing.	
7.2. Notices, announcements and generally all communications intended for the persons referred to in paragraph 1 of this Article are to be sent in writing to the addresses they have supplied to the Company.	7.2. Notices, announcements and generally all communications intended for the persons referred to in paragraph 1 of this Article are to be sent in writing to the addresses they have supplied to the Company.	

Notwithstanding the provisions of the last sentence, the provisions of Article 9, paragraph 3 and the provisions of Article 22, paragraph 3, all notices and communications to shareholders shall be by way of advertisement in a nationwide published daily newspaper and - in the case of a quotation as referred to in Article 9, paragraph 3 - in the Official Publication List of Amsterdam Exchanges N.V. Notices and communications which, according to the law or these Articles of Association must be addressed to the General Meeting, are to be effected by including them either in the notice for a general meeting or in a document, which is available for inspection at the Company's offices, and - in the case of a quotation as referred to in Article 9, paragraph 3 - at a location in Amsterdam, provided this is mentioned in the notice.	Notwithstanding the provisions of the last sentence, the provisions of Article 9, paragraph 3 and the provisions of Article 22, paragraph 3, all notices and communications to shareholders shall be by way of advertisement in a nationwide published daily newspaper and – in the case of a quotation as referred to in Article 9, paragraph 3 - in the Official Publication List of Euronext Amsterdam N.V. Notices and communications which, according to the law or these Articles of Association must be addressed to the General Meeting, are to be effected by including them either in the notice for a general meeting or in a document, which is available for inspection at the Company's offices, provided this is mentioned in the notice.	Amendment because of the change of name of Amsterdam Exchanges N.V. Because of the introduction of new means of communication such as the Internet, Euronext no longer imposes the obligation that documents should be made available for inspection in Amsterdam.
7.3. Notwithstanding the provision at the last sentence of the last paragraph, notices, announcements and generally all communications intended for the Company and/or a body of the Company are to be sent in writing to the Company's address.	7.3. Notwithstanding the provision at the last sentence of the last paragraph, notices, announcements and generally all communications intended for the Company and/or a body of the Company are to be sent in writing to the Company's address.	
7.4. The Executive Board shall keep a register in which shall be recorded:	7.4. The Executive Board shall keep a register in which shall be recorded:	

a. the names and addresses of all holders of registered shares as supplied by those persons to the Company, the number of shares they hold, specifying the class of the shares and their identifying numbers, if any, and the date on which they acquired the shares, the date of acknowledgement by or service upon the Company of notice of the acquisition of the shares, the date of registration as well as the amount paid on each share;	a. the names and addresses of all holders of registered shares as supplied by those persons to the Company, the number of shares they hold, specifying the class of the shares and their identifying numbers, if any, and the date on which they acquired the shares, the date of acknowledgement by or service upon the Company of notice of the acquisition of the shares, the date of registration as well as the amount paid on each share;	
b. the names and addresses of usufructuaries and pledgees of registered shares as supplied by those persons to the Company, the date on which they acquired such usufruct or pledge, the number and class(es) of shares in respect of which they possess such usufruct or pledge and the identifying numbers, if any, of those shares, the date of acknowledgement by or service upon the Company of notice of such acquisition, the date of registration, as well as notes specifying whether or not the right to vote and the receipt holders' rights vest in the usufructuary or pledgee concerned;	b. the names and addresses of usufructuaries and pledgees of registered shares as supplied by those persons to the Company, the date on which they acquired such usufruct or pledge, the number and class(es) of shares in respect of which they possess such usufruct or pledge and the identifying numbers, if any, of those shares, the date of acknowledgement by or service upon the Company of notice of such acquisition, the date of registration, as well as notes specifying whether or not the right to vote and the receipt holders' rights vest in the usufructuary or pledgee concerned;	

c. each and any release from liability granted in respect of monies unpaid on shares.	c. each and any release from liability granted in respect of monies unpaid on shares.	
7.5. The register of shareholders shall be updated at regular times. The pages of the register shall be numbered consecutively and shall be initialled by a member of the Executive Board. Each entry or note made in the register shall be initialled in the same manner. For this purpose a facsimile signature shall be deemed a personal signature.	7.5. The register of shareholders shall be updated at regular times. The pages of the register shall be numbered consecutively and shall be initialled by a member of the Executive Board. Each entry or note made in the register shall be initialled in the same manner. For this purpose a facsimile signature shall be deemed a personal signature.	
7.6. Upon request, the Executive Board shall supply to any shareholder, usufructuary or pledgee an extract from the register of shareholders in respect of his rights to a share. If the share is encumbered with a usufruct or a pledge, the extract shall state which person possesses the right to vote and which person has the receipt holders' rights.	7.6. Upon request, the Executive Board shall supply to any shareholder, usufructuary or pledgee an extract from the register of shareholders in respect of his rights to a share. If the share is encumbered with a usufruct or a pledge, the extract shall state which person possesses the right to vote and which person has the receipt holders' rights.	
7.7. The Executive Board shall keep the register of shareholders at the office of the Company where it shall be open to the inspection of any shareholder, and any usufructuary and any pledgee of such shares who has the receipt holders' rights. The particulars recorded in the register in respect of partly-paid shares shall be open to public inspection; a copy of or an	7.7. The Executive Board shall keep the register of shareholders at the office of the Company where it shall be open to the inspection of any shareholder, and any usufructuary and any pledgee of such shares who has the receipt holders' rights. The particulars recorded in the register in respect of partly-paid shares shall be open to public inspection; a copy of or an	

extract from such particulars shall be supplied at a charge not exceeding cost.	extract from such particulars shall be supplied at a charge not exceeding cost.	
Issue of shares. **Article 8.** 8.1. Shares shall be issued pursuant to a resolution of the General Meeting subject to the approval of the Supervisory Board. Subject to the approval of the Supervisory Board, the General Meeting may designate the Executive Board as the authorised body to resolve to issue shares; as long as the Executive Board is authorised to resolve to issue shares, the General Meeting is not allowed to resolve to issue shares.	**Issue of shares.** **Article 8.** 8.1. Shares shall be issued pursuant to a resolution of the General Meeting subject to the approval of the Supervisory Board. Subject to the approval of the Supervisory Board, the General Meeting may designate the Executive Board as the authorised body to resolve to issue shares; as long as the Executive Board is authorised to resolve to issue shares, the General Meeting is not allowed to resolve to issue shares.	
8.2. Subject to the approval of the Supervisory Board, the General Meeting or, as the case may be the Executive Board shall determine the price and the further terms and conditions of the issue, with due observance of the other provisions on this matter in these Articles of Association.	8.2. Subject to the approval of the Supervisory Board, the General Meeting or, as the case may be the Executive Board shall determine the price and the further terms and conditions of the issue, with due observance of the other provisions on this matter in these Articles of Association.	
8.3. If the Executive Board is designated as the authorised body to resolve to issue shares, it is determined on such designation which number and which class of shares may be issued. On such a designation the period of the designation shall also be determined, which period may not exceed five years. The	8.3. If the Executive Board is designated as the authorised body to resolve to issue shares, it is determined on such designation which number and which class of shares may be issued. On such a designation the period of the designation shall also be determined, which period may not exceed five years. The	

	designation may be extended, from time to time, for periods not exceeding five years. Unless such designation provides otherwise, it may not be withdrawn.		designation may be extended, from time to time, for periods not exceeding five years. Unless such designation provides otherwise, it may not be withdrawn.	
8.4.	A valid resolution of the General Meeting to issue or to designate the Executive Board to do so, shall require the approval of the Supervisory Board besides a prior or simultaneous resolution of approval by each group of holders of the same class of shares to whose rights the issue is detrimental.	8.4.	A valid resolution of the General Meeting to issue or to designate the Executive Board to do so, shall require the approval of the Supervisory Board besides a prior or simultaneous resolution of approval by each group of holders of the same class of shares to whose rights the issue is detrimental.	
8.5.	Within eight days of a resolution by the General Meeting to issue or to designate the Executive Board, the Executive Board shall deposit the full text of the resolution at the commercial register.	8.5.	Within eight days of a resolution by the General Meeting to issue or to designate the Executive Board, the Executive Board shall deposit the full text of the resolution at the commercial register.	
8.6.	Within eight days of each issue of shares, the Executive Board shall report the same to the commercial register, stating the number and class.	8.6.	Within eight days of each issue of shares, the Executive Board shall report the same to the commercial register, stating the number and class.	
8.7.	The provisions of the previous paragraphs shall apply correspondingly to the granting of rights to subscribe for shares, but shall not apply to an issue of shares to a person who exercises a previously acquired right to subscribe for shares.	8.7.	The provisions of the previous paragraphs shall apply correspondingly to the granting of rights to subscribe for shares, but shall not apply to an issue of shares to a person who exercises a previously acquired right to subscribe for shares.	
8.8.	The Company cannot subscribe for shares in its own capital.	8.8.	The Company cannot subscribe for shares in its own capital.	
8.9.	a. If the Executive Board has been	8.9.	a. If the Executive Board has been	

authorized to resolve to issue shares, it shall for the issue of cumulative preference 'D' shares - including in this paragraph the granting of a right to take cumulative preference 'D' shares but not to an issue of cumulative preference 'D' shares to a person who exercises a previously acquired right to subscribe for cumulative preference 'D' shares - have the duty to explain the reason(s) of such issue at a General Meeting to be held within thirty days after those shares have been issued, unless such explanation has been given at a previous General Meeting.	authorized to resolve to issue shares, it shall for the issue of cumulative preference 'D' shares – including in this paragraph the granting of a right to take cumulative preference 'D' shares but not to an issue of cumulative preference 'D' shares to a person who exercises a previously acquired right to subscribe for cumulative preference 'D' shares - have the duty to explain the reason(s) of such issue at a General Meeting to be held within thirty days after those shares have been issued, unless such explanation has been given at a previous General Meeting.	
b. If cumulative preference 'D' shares have been issued by virtue of a resolution to issue, or a resolution to grant rights to take shares, passed by the Executive Board without the prior approval or other assistance of the General Meeting, the Executive Board shall convene a General Meeting within two years of that issue and put a proposal to that meeting concerning purchase or cancellation of said issued cumulative preference 'D' shares. If the resolution for purchase or cancellation of the cumulative preference 'D' shares is not passed in that meeting the	b. If cumulative preference 'D' shares have been issued by virtue of a resolution to issue, or a resolution to grant rights to take shares, passed by the Executive Board without the prior approval or other assistance of the General Meeting, the Executive Board shall convene a General Meeting within two years of that issue and put a proposal to that meeting concerning purchase or cancellation of said issued cumulative preference 'D' shares. If the resolution for purchase or cancellation of the cumulative preference 'D' shares is not passed in that meeting the	

Executive Board shall, in each instance within two years after the aforementioned proposal has been put up for discussion, again convene a General Meeting in which such a proposal shall be made again, which obligation no longer exists if the said shares are no longer issued or are no longer held by another than the Company.	Executive Board shall, in each instance within two years after the aforementioned proposal has been put up for discussion, again convene a General Meeting in which such a proposal shall be made again, which obligation no longer exists if the said shares are no longer issued or are no longer held by another than the Company.	
8.10. Ordinary shares, cumulative preference 'A' shares and cumulative preference 'E' shares may be issued only against payment in full; cumulative preference 'D' shares may be issued against partial payment, provided however that the part of the nominal amount of each cumulative preference 'D' share which must be paid - irrespective of when it is issued - must be the same, and that at least one-fourth of the nominal amount must be paid up when the share is taken.	8.10. Ordinary shares, cumulative preference 'A' shares and cumulative preference 'E' shares may be issued only against payment in full; cumulative preference 'D' shares may be issued against partial payment, provided however that the part of the nominal amount of each cumulative preference 'D' share which must be paid - irrespective of when it is issued - must be the same, and that at least one-fourth of the nominal amount must be paid up when the share is taken.	
8.11. The Executive Board may with the approval of the Supervisory Board resolve that payment on shares shall be made by some other means than payment in cash.	8.11. The Executive Board may with the approval of the Supervisory Board resolve that payment on shares shall be made by some other means than payment in cash.	
8.12. Subject to the approval of the Supervisory Board, the Executive Board may resolve on which day and up to which amount further payment on non-fully paid	8.12. Subject to the approval of the Supervisory Board, the Executive Board may resolve on which day and up to which amount further payment on non-fully paid	

cumulative preference 'D' shares must be made. The Executive Board shall notify the holders of cumulative preference 'D' shares of any resolution for further issue without delay, stating explicitly the contents of paragraph 13 of this Article; there shall be at least four weeks between such notification and the day on which payment must have been made.	cumulative preference 'D' shares must be made. The Executive Board shall notify the holders of cumulative preference 'D' shares of any resolution for further issue without delay, stating explicitly the contents of paragraph 13 of this Article; there shall be at least four weeks between such notification and the day on which payment must have been made.	
8.13. If a shareholder defaults in satisfying his further payment obligation - which is the case by the mere expiry of the stated term - he shall be required, as of the day on which the payment should have been made, to pay to the Company the statutory interest and to indemnify the Company for any further loss occurred as a result of his failing. In addition, he may, as long as he has not met his obligation for further payment, not exercise the right to meet and vote vested in the relevant shares and the right to distributions on those shares shall be suspended.	8.13. If a shareholder defaults in satisfying his further payment obligation – which is the case by the mere expiry of the stated term - he shall be required, as of the day on which the payment should have been made, to pay to the Company the statutory interest and to indemnify the Company for any further loss occurred as a result of his failing. In addition, he may, as long as he has not met his obligation for further payment, not exercise the right to meet and vote vested in the relevant shares and the right to distributions on those shares shall be suspended.	
Pre-emptive right at issue of shares. **Article 9.** 9.1. Each holder of ordinary shares shall have a pre-emptive right regarding new ordinary shares to be issued against payment in cash.	**Pre-emptive right at issue of shares.** **Article 9.** 9.1. Each holder of ordinary shares shall have a pre-emptive right regarding new ordinary shares to be issued against payment in cash.	

Each holder of cumulative preference 'A' shares shall have a pre-emptive right regarding new cumulative preference 'A' shares against payment in cash. Holders of cumulative preference 'D' shares and cumulative preference 'E' shares shall have no pre-emptive right in respect of shares that are issued. Holders of ordinary shares and holders of cumulative preference 'A' shares shall have no pre-emptive right in respect of cumulative preference 'D' shares and cumulative preference 'E' shares that are issued. The pre-emptive right shall endure to the benefit of the shareholders concerned pro rata to their holdings - as at the date of the resolution to issue shares - of the shares from which they derive their pre-emptive right. Without prejudice to the foregoing the shareholders referred to in this paragraph shall not have the pre-emptive right in the cases where such right is withheld by virtue of mandatory provisions of the law. If any shareholder fails to exercise his pre-emptive right or does not exercise it on time or in full, the pre-emptive right in respect of the shares of that class so becoming available shall endure to the	Each holder of cumulative preference 'A' shares shall have a pre-emptive right regarding new cumulative preference 'A' shares against payment in cash. Holders of cumulative preference 'D' shares and cumulative preference 'E' shares shall have no pre-emptive right in respect of shares that are issued. Holders of ordinary shares and holders of cumulative preference 'A' shares shall have no pre-emptive right in respect of cumulative preference 'D' shares and cumulative preference 'E' shares that are issued. The pre-emptive right shall endure to the benefit of the shareholders concerned pro rata to their holdings - as at the date of the resolution to issue shares - of the shares from which they derive their pre-emptive right. Without prejudice to the foregoing the shareholders referred to in this paragraph shall not have the pre-emptive right in the cases where such right is withheld by virtue of mandatory provisions of the law. If any shareholder fails to exercise his pre-emptive right or does not exercise it on time or in full, the pre-emptive right in respect of the shares of that class so becoming available shall endure to the	

benefit of the other shareholders of that class.	benefit of the other shareholders of that class.	
9.2. Subject to the approval of the Supervisory Board and with due observance of this Article, the resolution to issue new shares by the General Meeting or the Executive Board, as the case may be, shall provide in which manner and within which period of time the pre-emptive right can be exercised.	9.2. Subject to the approval of the Supervisory Board and with due observance of this Article, the resolution to issue new shares by the General Meeting or the Executive Board, as the case may be, shall provide in which manner and within which period of time the pre-emptive right can be exercised.	
9.3. A share issue at which shareholders may exercise a pre-emptive right and the period during which said right is to be exercised shall be announced in the State Gazette, in a nationwide published daily newspaper and - in case shares in the share capital of the Company have been admitted to the Official AEX Stock Exchange - in the Official Price List of Amsterdam Exchanges N.V. The pre-emptive right may be exercised during at least two weeks after publication in the State Gazette.	9.3. A share issue at which shareholders may exercise a pre-emptive right and the period during which said right is to be exercised shall be announced in the State Gazette, in a nationwide published daily newspaper and – in case shares in the share capital of the Company have been admitted to the Amsterdam Stock Exchange - in the Official Price List of Euronext Amsterdam N.V. The pre-emptive right may be exercised during at least two weeks after publication in the State Gazette.	Amendment because of the change of name of Amsterdam Exchanges N.V.
9.4. Subject to the approval of the Supervisory Board pre-emption rights on ordinary shares and cumulative preference 'A' shares may be limited or excluded. In the proposal in respect thereof, the reasons for the proposal and the selection of the intended issue price shall be explained in	9.4. Subject to the approval of the Supervisory Board pre-emption rights on ordinary shares and cumulative preference 'A' shares may be limited or excluded. In the proposal in respect thereof, the reasons for the proposal and the selection of the intended issue price shall be explained in	

writing.	writing.	
9.5. Restriction or exclusion of the pre-emption right shall take place by a resolution of the General Meeting, unless the Executive Board is empowered to do so. The power to do so may be given to the Executive Board by a resolution of the General Meeting for a fixed period not exceeding five years, but such a designation may only occur, if the Executive Board also shall be designated at the same time or was designated as the authorised body to resolve to issue shares. The designation may be extended, from time to time, for periods not exceeding five years. The designation is only valid as long as the Executive Board is the authorised body to resolve to issue shares. Unless such designation provides otherwise, it may not be withdrawn.	9.5. Restriction or exclusion of the pre-emption right shall take place by a resolution of the General Meeting, unless the Executive Board is empowered to do so. The power to do so may be given to the Executive Board by a resolution of the General Meeting for a fixed period not exceeding five years, but such a designation may only occur, if the Executive Board also shall be designated at the same time or was designated as the authorised body to resolve to issue shares. The designation may be extended, from time to time, for periods not exceeding five years. The designation is only valid as long as the Executive Board is the authorised body to resolve to issue shares. Unless such designation provides otherwise, it may not be withdrawn.	
9.6. If less than one-half of the issued capital is represented at the meeting, a majority of at least two-thirds of the votes cast shall be required for a resolution of the General Meeting to restrict or exclude the pre-emption right or to make such designation as meant in the last paragraph. Within eight days after the resolution the Executive Board shall deposit the full text of the resolution at the	9.6. If less than one-half of the issued capital is represented at the meeting, a majority of at least two-thirds of the votes cast shall be required for a resolution of the General Meeting to restrict or exclude the pre-emption right or to make such designation as meant in the last paragraph. Within eight days after the resolution the Executive Board shall deposit the full text of the resolution at the	

commercial register.	commercial register.	
9.7. The provisions of the preceding paragraph of this Article shall apply mutatis mutandis to the granting of rights to take shares. Shareholders shall have no pre-emptive right in respect of shares issued to a person exercising a previously acquired right to take shares.	9.7. The provisions of the preceding paragraph of this Article shall apply mutatis mutandis to the granting of rights to take shares. Shareholders shall have no pre-emptive right in respect of shares issued to a person exercising a previously acquired right to take shares.	
Acquisition by the Company of its own shares or depository receipts of such shares. The transfer or disposal thereof and the creation of limited rights to own shares or depository receipts thereof held by the company. **Article 10.** 10.1. Any acquisition by the Company of partly-paid shares in its own capital shall be null and void.	**Acquisition by the Company of its own shares or depository receipts of such shares. The transfer or disposal thereof and the creation of limited rights to own shares or depository receipts thereof held by the company.** **Article 10.** 10.1. Any acquisition by the Company of partly-paid shares in its own capital shall be null and void.	
10.2. Subject to the authorisation by the General Meeting and the given approval by the Supervisory Board and without prejudice to the provision in section 98d, Book 2, the Executive Board may cause the Company to acquire fully paid up shares in its own share capital for a consideration, if:	10.2. Subject to the authorisation by the General Meeting and the given approval by the Supervisory Board and without prejudice to the provision in section 98d, Book 2, the Executive Board may cause the Company to acquire fully paid up shares in its own share capital for a consideration, if:	
a. its shareholders' equity, less the acquisition price, is not less than the sum of the paid and called up part of its capital and the reserves which must	a. its shareholders' equity, less the acquisition price, is not less than the sum of the paid and called up part of its capital and the reserves which must	

be maintained by law;	be maintained by law;	
b. the nominal amount of the shares in its share capital which the Company acquires, holds, holds as pledgee or which are held by a subsidiary company, is not more than one-tenth of the issued capital. For the purposes of paragraph a the amount of the shareholders' equity according to the last adopted balance sheet shall be determined less the acquisition price of shares in the share capital of the Company and distributions to others from profits or reserves becoming due by it and its subsidiaries after the balance sheet date. An acquisition in accordance with this paragraph shall not be permitted, if more than six months have lapsed since the end of the financial year without the annual accounts having been adopted. The General Meeting must specify in the authorisation, which shall be valid for not more than eighteen months, the number and class of shares which may be acquired, the manner in which they may be acquired and the limits within which the price must be set.	b. the nominal amount of the shares in its share capital which the Company acquires, holds, holds as pledgee or which are held by a subsidiary company, is not more than one-tenth of the issued capital. For the purposes of paragraph a the amount of the shareholders' equity according to the last adopted balance sheet shall be determined less the acquisition price of shares in the share capital of the Company and distributions to others from profits or reserves becoming due by it and its subsidiaries after the balance sheet date. An acquisition in accordance with this paragraph shall not be permitted, if more than six months have lapsed since the end of the financial year without the annual accounts having been adopted. The General Meeting must specify in the authorisation, which shall be valid for not more than eighteen months, the number and class of shares which may be acquired, the manner in which they may be acquired and the limits within which the price must be set.	
10.3. The Executive Board with the approval of	10.3. The Executive Board with the approval of	

the Supervisory Board shall have the power to resolve:	the Supervisory Board shall have the power to resolve:	
a. to transfer or dispose of shares held by the Company in its own capital and to determine the price and the other terms of transfer;	a. to transfer or dispose of shares held by the Company in its own capital and to determine the price and the other terms of transfer;	
b. to enter into contracts whereby the Company undertakes to transfer or dispose of shares held in its own capital, for example by granting a right to acquire such shares (option);	b. to enter into contracts whereby the Company undertakes to transfer or dispose of shares held in its own capital, for example by granting a right to acquire such shares (option);	
c. to create a usufruct or pledge on shares held by the Company in its own capital and to determine the price - if any - and the other terms of such usufruct or pledge.	c. to create a usufruct or pledge on shares held by the Company in its own capital and to determine the price - if any - and the other terms of such usufruct or pledge.	
10.4. If depository receipts for shares in the Company have been issued, such depository receipts for shares shall be put on a par with shares for the purpose of the provisions of paragraph 2.	10.4. If depository receipts for shares in the Company have been issued, such depository receipts for shares shall be put on a par with shares for the purpose of the provisions of paragraph 2.	
10.5. The Company may accept a pledge of its own shares or depository receipts issued therefor, only if:	10.5. The Company may accept a pledge of its own shares or depository receipts issued therefor, only if:	
a. the shares concerned are fully paid up,	a. the shares concerned are fully paid up,	
b. the nominal amount of its own shares and the depository receipts issued therefor to be pledged to it and of those already held or pledged to it do not together amount to more than one-	b. the nominal amount of its own shares and the depository receipts issued therefor to be pledged to it and of those already held or pledged to it do not together amount to more than one-	

tenth of the issued capital; and	tenth of the issued capital; and	
c. the General Meeting of shareholders has approved the pledge agreement.	c. the General Meeting of shareholders has approved the pledge agreement.	
Reduction of capital. **Article 11.** 11.1. Acting on a proposal of the Supervisory Board the General Meeting may resolve to reduce the issued capital by a cancellation of shares or by a reduction of the nominal value of the shares by alteration of the Articles of Association. In case of a cancellation of shares or redemption of shares, the amount compulsorily paid on the relevant shares must be repaid without prejudice to the provisions of paragraph 4. The shares referred to in the resolution must be designated therein and provisions for the implementation of such resolution must be made therein. The paid and called-up part of the capital may not fall below the minimum capital prescribed by law at the time of the resolution.	**Reduction of capital.** **Article 11.** 11.1. Acting on a proposal of the Supervisory Board the General Meeting may resolve to reduce the issued capital by a cancellation of shares or by a reduction of the nominal value of the shares by alteration of the Articles of Association. In case of a cancellation of shares or redemption of shares, the amount compulsorily paid on the relevant shares must be repaid without prejudice to the provisions of paragraph 4. The shares referred to in the resolution must be designated therein and provisions for the implementation of such resolution must be made therein. The paid and called-up part of the capital may not fall below the minimum capital prescribed by law at the time of the resolution.	
11.2. A resolution to cancel may only relate to shares held by the Company itself or of which it holds the depository receipts or to only the ordinary shares or to only the cumulative preference 'A' shares or to only the cumulative preference 'D' shares or to only the cumulative preference 'E' shares or one or more series thereof and	11.2. A resolution to cancel may only relate to shares held by the Company itself or of which it holds the depository receipts or to only the ordinary shares or to only the cumulative preference 'A' shares or to only the cumulative preference 'D' shares or to only the cumulative preference 'E' shares or one or more series thereof and	

may only be taken after a prior resolution of approval by each group of holders of shares of the class of shares concerned.	may only be taken after a prior resolution of approval by each group of holders of shares of the class of shares concerned.	
11.3. Acting on a proposal of the Supervisory Board the General Meeting may resolve that by alteration of the Articles of Association:	11.3. Acting on a proposal of the Supervisory Board the General Meeting may resolve that by alteration of the Articles of Association:	
a. the nominal value of all shares shall be reduced;	a. the nominal value of all shares shall be reduced;	
b. the nominal, value of only the ordinary shares or of only the cumulative preference 'A' shares or of only the cumulative preference 'D' shares or of only the cumulative preference 'E' shares or one or more series thereof, or the nominal value of more than one class of shares, shall be reduced.	b. the nominal, value of only the ordinary shares or of only the cumulative preference 'A' shares or of only the cumulative preference 'D' shares or of only the cumulative preference 'E' shares or one or more series thereof, or the nominal value of more than one class of shares, shall be reduced.	
If the intended reduction shall not be applied in respect of all shares, the General Meeting may pass a resolution to reduce the nominal value of the class(es) of shares concerned only after having obtained the prior approval of the meeting of holders of shares of each class in respect of which the proposed reduction is to take place. A reduction of the nominal value of shares, whether without redemption or against partial repayment on the shares or upon release from the obligation to pay up	If the intended reduction shall not be applied in respect of all shares, the General Meeting may pass a resolution to reduce the nominal value of the class(es) of shares concerned only after having obtained the prior approval of the meeting of holders of shares of each class in respect of which the proposed reduction is to take place. A reduction of the nominal value of shares, whether without redemption or against partial repayment on the shares or upon release from the obligation to pay up	

the shares, must be made pro rata on all shares concerned. This pro rata requirement may be waived if all shareholders concerned so agree.	the shares, must be made pro rata on all shares concerned. This pro rata requirement may be waived if all shareholders concerned so agree.	
11.4. In case of a cancellation with repayment of the cumulative preference 'A' shares or cumulative preference 'D' shares or cumulative preference 'E' shares or one or more series thereof the amount including the capital surplus paid on said shares, if any, or with respect to the cumulative preference 'A' shares the balance of the share premium reserve A as mentioned in Article 27, paragraph 1, and increased with the deficit of distributable dividend in the previous years and the current fiscal year, shall have to be paid simultaneously.	11.4. In case of a cancellation with repayment of the cumulative preference 'A' shares or cumulative preference 'D' shares or cumulative preference 'E' shares or one or more series thereof the amount including the capital surplus paid on said shares, if any, or with respect to the cumulative preference 'A' shares the balance of the share premium reserve A as mentioned in Article 27, paragraph 1, and increased with the deficit of distributable dividend in the previous years and the current fiscal year, shall have to be paid simultaneously.	
11.5. A resolution of the General Meeting for capital reduction may be adopted only by a majority of at least two-thirds of the votes cast, if less than one half of the issued share capital is represented. A resolution for capital reduction shall further require prior or simultaneous approval of each group of holders of shares of a specific class whose rights are affected; the provision set forth in the first sentence of this paragraph shall apply mutatis mutandis to resolutions of a such	11.5. A resolution of the General Meeting for capital reduction may be adopted only by a majority of at least two-thirds of the votes cast, if less than one half of the issued share capital is represented. A resolution for capital reduction shall further require prior or simultaneous approval of each group of holders of shares of a specific class whose rights are affected; the provision set forth in the first sentence of this paragraph shall apply mutatis mutandis to resolutions of a such	

group.	group.	
11.6. The notice calling the General Meeting at which a resolution as referred to in this Article will be taken shall state the purpose of the reduction of capital and the manner of implementation.	11.6. The notice calling the General Meeting at which a resolution as referred to in this Article will be taken shall state the purpose of the reduction of capital and the manner of implementation.	
11.7. The Company shall file the resolutions referred to in this Article at the Commercial Register and shall publish a notice of such filing in a national daily newspaper.	11.7. The Company shall file the resolutions referred to in this Article at the Commercial Register and shall publish a notice of such filing in a national daily newspaper.	
Shareholders´proxy. Shares belonging to any community of property or joint estate. **Article 12.** 12.1. In respect of any or all of his shares a shareholder may give one or several persons written power of attorney to exercise any or all of the rights attached to those shares. Such power of attorney may not be given in respect of one and the same share to more than one person simultaneously. The power referred to in this paragraph also vest in usufructuaries and pledgees of shares.	**Shareholders´proxy. Shares belonging to any community of property or joint estate.** **Article 12.** 12.1. In respect of any or all of his shares a shareholder may give one or several persons written power of attorney to exercise any or all of the rights attached to those shares. Such power of attorney may not be given in respect of one and the same share to more than one person simultaneously. The power referred to in this paragraph also vest in usufructuaries and pledgees of shares.	
12.2. Joint owners of any community of property or joint estate comprising shares or a limited right to shares may only exercise their rights by giving one or several persons written power of attorney to exercise said rights. If power of attorney is	12.2. Joint owners of any community of property or joint estate comprising shares or a limited right to shares may only exercise their rights by giving one or several persons written power of attorney to exercise said rights. If power of attorney is	

given to several persons, such power of attorney must specify in respect of which number of shares each proxy is authorised to exercise the rights attached thereto.	given to several persons, such power of attorney must specify in respect of which number of shares each proxy is authorised to exercise the rights attached thereto.	
Transfer restriction. **Article 13.** 13.1. Any transfer of cumulative preference 'A' shares, cumulative preference 'D' shares or cumulative preference 'E' shares is subject to the approval of the Executive Board. The approval will be applied for in writing, mentioning the name and address of the prospective buyer as well as the price or other consideration, which the prospective buyer is willing to pay or to give.	**Transfer restriction.** **Article 13.** 13.1. Any transfer of cumulative preference 'A' shares, cumulative preference 'D' shares or cumulative preference 'E' shares is subject to the approval of the Executive Board. The approval will be applied for in writing, mentioning the name and address of the prospective buyer as well as the price or other consideration, which the prospective buyer is willing to pay or to give.	
13.2. In case of refusal of approval, the Executive Board will be obliged - simultaneously with its refusal to grant its approval - to designate one or more prospective buyers, prepared and capable *to purchase all shares referred to in the* request for approval, against payment in cash, for a purchase price to be determined by the transferor and the Executive Board within two months after that designation and by mutual agreement.	13.2. In case of refusal of approval, the Executive Board will be obliged - simultaneously with its refusal to grant its approval - to designate one or more prospective buyers, prepared and capable *to purchase all shares referred to in the* request for approval, against payment in cash, for a purchase price to be determined by the transferor and the Executive Board within two months after that designation and by mutual agreement.	
13.3. If within three months after the receipt by	13.3. If within three months after the receipt by	

the Company of the request for approval of the intended transfer the transferor has not received from the Company a written refusal of approval, designating one or more prospective buyers to whom the shares concerned can be transferred in accordance with the provisions of this Article, the approval to transfer shall be deemed to have been granted after expiration of the mentioned period of time respectively the receipt of the announcement of refusal.	the Company of the request for approval of the intended transfer the transferor has not received from the Company a written refusal of approval, designating one or more prospective buyers to whom the shares concerned can be transferred in accordance with the provisions of this Article, the approval to transfer shall be deemed to have been granted after expiration of the mentioned period of time respectively the receipt of the announcement of refusal.	
13.4. If no agreement has been reached between the transferor and the Executive Board on the purchase price as mentioned in paragraph 2 of this Article within one month after the written refusal of approval, designating one or more prospective buyers to whom the shares concerned can be transferred in accordance with the provisions of this Article, that purchase price shall be determined by an independent expert, to be designated by mutual agreement between the transferor and the Executive Board, failing such agreement within three months after the refusal of approval, by the President of the Chamber of Commerce and Industry in the district in which the Company has its actual seat at	13.4. If no agreement has been reached between the transferor and the Executive Board on the purchase price as mentioned in paragraph 2 of this Article within one month after the written refusal of approval, designating one or more prospective buyers to whom the shares concerned can be transferred in accordance with the provisions of this Article, that purchase price shall be determined by an independent expert, to be designated by mutual agreement between the transferor and the Executive Board, failing such agreement within three months after the refusal of approval, by the President of the Chamber of Commerce and Industry in the district in which the Company has its actual seat at	

the request of the most interested party.	the request of the most interested party.	
13.5. The transferor shall have a right to decide not to transfer, provided he notifies the Executive Board in writing on his decision within one month after notification to the transferor of the name of the designated prospective buyer(s) as well as the purchase price determined.	13.5. The transferor shall have a right to decide not to transfer, provided he notifies the Executive Board in writing on his decision within one month after notification to the transferor of the name of the designated prospective buyer(s) as well as the purchase price determined.	
13.6. For a period of three months after the approval to transfer has been granted or is deemed to have been granted, the transferor may transfer all shares mentioned in his request for approval to the transferee, stated in his request, against the purchase price or consideration mentioned by the transferor, as referred to in the second sentence of paragraph 1 of this Article.	13.6. For a period of three months after the approval to transfer has been granted or is deemed to have been granted, the transferor may transfer all shares mentioned in his request for approval to the transferee, stated in his request, against the purchase price or consideration mentioned by the transferor, as referred to in the second sentence of paragraph 1 of this Article.	
13.7. The costs for the transfer, borne by the Company, can be charged to the transferee.	13.7. The costs for the transfer, borne by the Company, can be charged to the transferee.	
13.8. The provisions of this Article shall apply mutatis mutandis to an apportionment of cumulative preference 'A' shares, cumulative preference 'D' shares or cumulative preference 'E' shares belonging to a common ownership.	13.8. The provisions of this Article shall apply mutatis mutandis to an apportionment of cumulative preference 'A' shares, cumulative preference 'D' shares or cumulative preference 'E' shares belonging to a common ownership.	
Executive Board and Supervisory Board. **Article 14.** 14.1. Save for any restrictions laid down in the	**Executive Board and Supervisory Board.** **Article 14.** 14.1. Save for any restrictions laid down in the	

Articles of Association the business and affairs of the Company shall be managed by an Executive Board consisting of one or several members. The Company shall have a Supervisory Board consisting of three or several members. The number of members of the Executive Board and the number of Supervisory Directors shall be determined by the Supervisory Board. If the number of Supervisory Board members is less than three the General Meeting shall immediately take measures to increase the number of members.	Articles of Association the business and affairs of the Company shall be managed by an Executive Board consisting of one or several members, <u>under the supervision of a Supervisory Board.</u>	As a result of the deletion of the rules applicable to a structure-regime for the Company, the provisions concerning the appointment and dismissal of Executive and Supervisory Directors have been drafted in accordance with the provisions of the law for companies without a structure-regime, with the understanding that appointments of new Executive and Supervisory Directors will in principle be made by the General Meeting of Shareholders following a binding nomination by the Supervisory Board.
14.2. Natural persons as well as bodies corporate shall be eligible for appointment as a member of the Executive Board. Natural persons only shall be eligible for appointment as a Supervisory Director.	14.2. Natural persons as well as bodies corporate shall be eligible for appointment as a member of the Executive Board. Natural persons only shall be eligible for appointment as a Supervisory Director.	
14.3. The members of the Executive Board are appointed by the Supervisory Board. The Supervisory Board informs the General Meeting about an intended appointment of a member of the Executive Board. The Supervisory Board may appoint a member of the Executive Board as Chief Executive Officer. The Supervisory Board shall determine the remuneration and further terms of employment of each member of	14.3. <u>The members of the Executive Board are appointed by the General Meeting. Their appointment by the General Meeting shall result from a recommendation by the Supervisory Board, in which recommendation at least two persons will be nominated for each vacancy. The General Meeting can however at all times lift the binding force of any such recommendation by means of a resolution</u>	In accordance with the advice "The functioning and the future of the structure regime" of the SER and the draft bill which is based on this SER advice, the general meeting may (i) lift the binding force of a binding recommendation of the Supervisory Board to appoint a member of the Executive Board or a member of the Supervisory Board and (ii) to resolve to suspend or dismiss a member of the Executive Board or a member of the Supervisory Board by a majority of two-thirds of the votes cast, representing

the Executive Board and of the person referred to in paragraph 7 of Article 15.	passed by a majority of two-thirds of the votes cast, representing more than a third of the issued share capital. If the General Meeting lifts the binding force of the first recommendation by the Supervisory Board, the Supervisory Board will present a second recommendation, in which at least two persons will be similarly nominated for each vacancy. If the General Meeting again lifts the binding force of such a second recommendation by means of a resolution passed by a majority of two-thirds of the votes cast, representing more than a third of the issued share capital, the General Meeting appoints a member of the Executive Board without a binding recommendation of the Supervisory Board.	more than a third of the represented issued share capital. This is a lower quorum than the statutory maximum of two-thirds of the votes cast, representing more than half of the issued share capital. This means that, with respect to this subject, the position of the general meeting will be equal to the position of a company which will be governed by the proposed structure regime.
14.4. The Supervisory Board may remove any member of the Executive Board from office at any time, provided however, that the Supervisory Board cannot dismiss a member of the Executive Board unless the General Meeting has been consulted on the intended dismissal. The member of the Executive Board concerned shall be given the opportunity to account for his conduct at the meeting concerned of the Supervisory Board. For that purpose he may have himself	14.4. The General Meeting can suspend and dismiss a member of the Executive Board by a majority of two-thirds of the votes cast, representing more than a third of the issued share capital. The Supervisory Board shall at all times have the power to suspend a member of the Executive Board.	

assisted by a legal adviser.		
14.5. The Supervisory Board shall have the power to suspend a member of the Executive Board, provided that the resolution to that effect is passed by a majority of at least two thirds of the votes cast at a meeting at which more than one half of the number of Supervisory Directors in office are present or represented. The suspension of a member of the Executive Board shall terminate if within three months after the effective date of his suspension the Supervisory Board has not passed a resolution to remove him from office or to lift or to extend his suspension. The period of extension of a member of the Executive Board's suspension may not exceed three months from the date on which the resolution to extend the suspension was passed. The suspension terminates if the Supervisory Board shall not within the period of further suspension resolve to terminate the suspension or to remove the member of the Executive Board.	14.5. The members of the Supervisory Board are appointed by the General Meeting. Their appointment by the General Meeting shall result from a recommendation by the Supervisory Board, in which recommendation at least two persons will be nominated for each vacancy. The General Meeting can however at all times lift the binding force of any such recommendation by means of a resolution passed by a majority of two-thirds of the votes cast, representing more than a third of the issued share capital. If the General Meeting lifts the binding force of the first recommendation by the Supervisory Board, the Supervisory Board presents a second recommendation, in which at least two persons will be similarly nominated for each vacancy. If the General Meeting again lifts the binding force of such a second recommendation by means of a resolution adopted by a majority of two-thirds of the votes cast, representing more than a third of the issued share capital, the General Meeting appoints a member of the Supervisory Board without a binding recommendation of the Supervisory Board.	
14.6. The members of the Supervisory Board		

shall be appointed by the Supervisory Board. If there is no member of the Supervisory Board in office, the appointment shall be made by the General Meeting with due observance of the provisions of the law.		
14.7. Persons may be recommended for appointment as member of the Supervisory Board to the Supervisory Board by the General Meeting, the Works' Council and the Executive Board. The Supervisory Board shall in good time inform the General Meeting, the Works' Council and the Executive Board when, and for what reason, a vacancy must be filled.	14.6. The members of the Supervisory Board can be suspended or dismissed by the General Meeting with a majority of two-thirds of the votes cast, representing more than a third of the issued share capital.	
14.8. The Supervisory Board shall notify the General Meeting and the Works' Council of the name of the person it wishes to appoint. Such notice shall specify the candidate's age, profession, the amount of shares he holds in the capital of the Company, the positions he holds or has held, insofar as such positions are of importance in connection with the fulfilment of the duties of office of a member of the Supervisory Board, as well as the legal persons with whom he is associated as a member of the Supervisory Board, if such legal	14.7. Each recommendation for the appointment of a member of the Executive Board or of the Supervisory Board, shall be accompanied by a notice specifying the candidate´s age, profession, the amount of the shares he holds in the capital of the Company and the positions he holds or has held, insofar as such positions are of importance in connections with the fulfilment of the duties of office of a member of the Executive Board or of the Supervisory Board respectively. Such notice shall also specify, the legal persons with whom he is associated as a member	

persons include any which belong to one and the same group, the name of that group will suffice. The notice shall further state the reasons for the intended appointment.	of their Supervisory Board with, in cases where such legal persons include any which belong to one and the same group, the name of such group sufficing. The recommendation for the appointment of a member of the Executive Board or of the Supervisory Board shall state the reasons for the intended appointment.	
14.9. The Supervisory Board shall appoint the person referred to in the previous paragraph, unless the General Meeting or the Works' Council shall object to the intended appointment on the ground that it may be expected that the person proposed will be unsuitable for the fulfilment of the duties of member of the Supervisory Board or that if the appointment is made as intended the Supervisory Board will not be suitably composed. The resolution to raise an objection must be passed in the first Meeting after receipt of the notice; such Meeting hall be held no sooner than fourteen days after receipt of the notice. The Supervisory Board shall be informed of the objection and the reasons therefor.	14.8. If either the General Meeting or the Supervisory Board has suspended a member of the Executive Board or if a member of the Supervisory Board has been suspended, the General Meeting must within three months after the effective date of suspension pass a resolution to remove him from office or to lift or to extend his suspension, in the absence of which resolution the suspension shall terminate. A resolution to extend the suspension can only be passed once and the period of extension of the suspension may not exceed three months from the date on which the General Meeting adopted the resolution to extend the suspension. The suspension terminates if the General Meeting has not resolved within the period of further suspension to terminate the suspension. A suspended member of either the	

	Executive Board or the Supervisory Board shall be given the opportunity to account for his conduct at the General Meeting and to have himself assisted by a legal advisor.	
14.10. Notwithstanding the objection of the General Meeting or the Works' Council the appointment may be made as intended if the Enterprises Division of the Court of Appeal in Amsterdam - hereinafter to be called: the "Enterprises Division" - at the request of the Supervisory Board declares the objection to be unfounded.		
14.11. No decision shall be taken by the Enterprises Division before it has given the Supervisory Board and the representatives designated by the General Meeting and the Works' Council an opportunity to be heard about the request. There shall be no appeal from the decision of the Enterprises Division.		
14.12. For the purposes of this Article the Works' Council shall mean the Works' Council of the enterprise of the Company or of the enterprise of a dependent company. If there is more than one Works' Council, such councils shall have equal powers. If a Central Works' Council has been established for the enterprise or enterprises concerned, the powers of the		

Works' Council pursuant to this Article shall vest in the Central Works' Council. No decision as referred to in this Article shall be taken by the Works' Council before consultation has taken place at least once between the Company and the Works' Council in respect of the subject concerned.		
14.13. Members of the Supervisory Board cannot be:		
a. persons who are employed by the Company;		
b. persons who are employed by a dependent company;		
c. managers and persons employed by a trade union which is regularly involved in the arrangements of the terms of employment for persons as referred to in a. and b.		
14.14. A member of the Supervisory Board shall resign at the latest at the time of dissolution of the first General Meeting held four years after his last appointment, without prejudice to the provisions of paragraph 15. A member of the Supervisory Board who has been appointed to fill a premature vacancy shall take the place of his predecessor in respect of the time of resignation, unless		

otherwise determined by the Supervisory Board at his appointment.		
14.15. Persons aged seventy-two years or over shall not be eligible for appointment as a Supervisory Director. A Supervisory Director shall retire and cease to hold office no later than at the moment of closing of the Annual General Meeting held in the financial year of the Company in which they reach the age of seventy-two.		
14.16. Upon a request to this effect, the Enterprises Division may remove a member of the Supervisory Board from office for dereliction of his duties, for other material reasons or for any fundamental change of circumstances as a result of which the Company may not reasonably be required to maintain him as a member of the Supervisory Board. *Such a request* may only be made by the Company, represented for this purpose by the Supervisory Board or by a representative of the General Meeting or the Works' Council referred to in paragraph 12 designated for this purpose.		
14.17. A member of the Supervisory Board may be suspended by the Supervisory Board; such a suspension shall terminate by operation of law if within one month after		

commencement of the suspension the Company has not submitted a request as referred to in the previous paragraph to the Enterprises Division.		
14.18. The General Meeting may grant a fixed amount or an amount that is wholly or partly dependent on the Company's result as remuneration to the members of the Supervisory Board. Expenses shall be reimbursed.	14.9. The General Meeting may grant a fixed amount as remuneration to the members of the Supervisory Board. Expenses shall be reimbursed.	As a result of the recommendation of the commission Peters, the remuneration to the members of the Supervisory Board may no longer be dependent on the Company´s results.
Duties and powers of the members of the Executive Board. Executive Directors´to hold office or being unable to act. **Article 15.** 15.1. Each member of the Executive Board shall be answerable to the Company for a proper discharge of the duties entrusted to him.	**Duties and powers of the members of the Executive Board. Executive Directors´to hold office or being unable to act.** **Article 15.** 15.1. Each member of the Executive Board shall be answerable to the Company for a proper discharge of the duties entrusted to him.	
15.2. If the Company has several members of the Executive Board, the members may adopt management rules with due observance of these Articles of Association. Subject to the approval of the Supervisory Board the management rules may contain provisions defining which particular duties shall be assigned to each of the members of the Executive Board. However, such division of duties shall not derogate from the joint responsibility of all members of	15.2. If the Company has several members of the Executive Board, the members may adopt management rules with due observance of these Articles of Association. Subject to the approval of the Supervisory Board the management rules may contain provisions defining which particular duties shall be assigned to each of the members of the Executive Board. However, such division of duties shall not derogate from the joint responsibility of all members of	

the Executive Board for the whole of the management. The Supervisory Board shall appoint the Chairman of the Executive Board. The members of the Executive Board may appoint a secretary of the Executive Board, who does not have to be a member of the Executive Board necessarily.	the Executive Board for the whole of the management. The Supervisory Board shall appoint the Chairman of the Executive Board. The members of the Executive Board may appoint a secretary of the Executive Board, who does not have to be a member of the Executive Board necessarily.	
15.3. Meetings of a Executive Board consisting of several members shall be held as frequently as any member of the Executive Board may wish. Each member of the Executive Board shall have the power to call a meeting, provided that written notice of such meeting, stating the subjects to be discussed, is given to each of the other members of the Executive Board. The term of notice shall be at least three days, not including the day of despatch of the notice and the day of the meeting. In special cases the term of notice may be reduced, provided that all members of the Executive Board in office agree thereto. At any duly convened meeting resolutions may be passed on all subjects announced in the notice of that meeting, irrespective of the number of members of the Executive Board present at the meeting in person or by proxy.	15.3. Meetings of a Executive Board consisting of several members shall be held as frequently as any member of the Executive Board may wish. Each member of the Executive Board shall have the power to call a meeting, provided that written notice of such meeting, stating the subjects to be discussed, is given to each of the other members of the Executive Board. The term of notice shall be at least three days, not including the day of despatch of the notice and the day of the meeting. In special cases the term of notice may be reduced, provided that all members of the Executive Board in office agree thereto. At any duly convened meeting resolutions may be passed on all subjects announced in the notice of that meeting, irrespective of the number of members of the Executive Board present at the meeting in person or by proxy.	This provision has been added to enable the

	<u>The members of the Executive Board can also participate in the meeting by telephone, provided all the members participating in the meeting can hear and address each other.</u>	members of the Executive Board to rapidly make decisions under conditions of increased mobility.
15.4. Any member of the Executive Board may be represented at meetings of the Executive Board by another member of the Executive Board acting by virtue of a power of attorney issued in writing. Such power of attorney may only concern the one specifically designated meeting stated therein.	15.4. Any member of the Executive Board may be represented at meetings of the Executive Board by another member of the Executive Board acting by virtue of a power of attorney issued in writing. Such power of attorney may only concern the one specifically designated meeting stated therein.	
15.5. If the Executive Board consists of several members, resolutions of the Executive Board shall require an absolute majority of the votes cast. If the Executive Board consists of three or more members, the vote of the Chief Executive Officer is decisive if there is a tie vote. If the Executive Board consists of two members the proposal is rejected if there is a tie vote.	15.5. If the Executive Board consists of several members, resolutions of the Executive Board shall require an absolute majority of the votes cast. If the Executive Board consists of three or more members, the vote of the Chief Executive Officer is decisive if there is a tie vote. If the Executive Board consists of two members the proposal is rejected if there is a tie vote.	
15.6. All resolutions which the members of the Executive Board are authorised to pass at a meeting may also be passed outside a meeting, provided that such resolutions be recorded in writing, that all members of the Executive Board have expressed their opinion on the intended resolution and	15.6. All resolutions which the members of the Executive Board are authorised to pass at a meeting may also be passed outside a meeting, provided that such resolutions be recorded in writing, that all members of the Executive Board have expressed their opinion on the intended resolution and	

that the majority of the members of the Executive Board declare themselves in favour of the resolution concerned. The documents containing evidence of this decision-making shall be kept at the office of the Company and shall be open to the inspection of any member of the Executive Board.	that the majority of the members of the Executive Board declare themselves in favour of the resolution concerned. The documents containing evidence of this decision-making shall be kept at the office of the Company and shall be open to the inspection of any member of the Executive Board.	
15.7. In the event that one or more members of the Executive Board shall cease to hold office or be unable to act, the other or remaining members or the only other or remaining members shall be temporarily entrusted with the management of the Company. In the event that all members of the Executive Board or the sole members shall cease to hold office or be unable to act, the management of the Company *shall be temporarily entrusted to the* person designated or to be designated for that purpose by the Supervisory Board, which person may or may not be one of the Supervisory Directors. Failing such designation by the Supervisory Board then the management of the Company will temporarily be vested in the Supervisory Board. The provisions of these Articles of Association concerning the Executive	15.7. In the event that one or more members of the Executive Board shall cease to hold office or be unable to act, the other or remaining members or the only other or remaining members shall be temporarily entrusted with the management of the Company. In the event that all members of the Executive Board or the sole members shall cease to hold office or be unable to act, the management of the Company shall be temporarily entrusted to the person designated or to be designated for that purpose by the Supervisory Board, which person may or may not be one of the Supervisory Directors. Failing such designation by the Supervisory Board then the management of the Company will temporarily be vested in the Supervisory Board. The provisions of these Articles of Association concerning the Executive	

Board and the member(s) individually shall apply mutatis mutandis to the person(s) referred to in this paragraph. If a person is incapable of acting the Supervisory Board will take the necessary measures as soon as possible in order to have a definitive arrangement made.	Board and the member(s) individually shall apply mutatis mutandis to the person(s) referred to in this paragraph. If a person is incapable of acting the Supervisory Board will take the necessary measures as soon as possible in order to have a definitive arrangement made.	
15.8. The Executive Board and the Supervisory Board shall provide to the General Meeting all such information as it may request, unless this conflicts with a substantial interest of the Company.	15.8. The Executive Board and the Supervisory Board shall provide to the General Meeting all such information as it may request, unless this conflicts with a substantial interest of the Company.	
Representation. **Article 16.** 16.1. The Executive Board shall represent the Company. The power to represent the Company shall also vest in each of the members of the Executive Board individually.	**Representation.** **Article 16.** 16.1. The Executive Board shall represent the Company. The power to represent the Company shall also vest in each of the members of the Executive Board individually.	
16.2. If a member of the Executive Board performs any transaction in a private capacity to which transaction the Company also is a party, or if a member of the Executive Board, acting in his private capacity, conducts any legal action against the Company other than as referred to in Section 15 of Book 2, each Supervisory Director shall have the power to represent the Company. However, the Supervisory Board shall at all times have	16.2. If a member of the Executive Board performs any transaction in a private capacity to which transaction the Company also is a party, or if a member of the Executive Board, acting in his private capacity, conducts any legal action against the Company other than as referred to in Section 15 of Book 2, each Supervisory Director shall have the power to represent the Company. However, the Supervisory Board shall at all times have	

the power to appoint one or several other persons for that purpose; the choice of the person(s) so to be appointed being at the sole discretion of the Supervisory Board.	the power to appoint one or several other persons for that purpose; the choice of the person(s) so to be appointed being at the sole discretion of the Supervisory Board. If a member of the Executive Board, not in a private capacity, has a conflicting interest with the Company in any way other than described in the first sentence of this paragraph, he shall be entitled to represent the Company, as shall each of the other members of the Executive Board.	This addition clearly expresses the course of action to be followed in all situations in which the Company has a conflicting interest with one or more of its members of the Executive Board.
16.3. The Executive Board may grant power of attorney for signature to one or several persons and may alter or revoke such power of attorney.	16.3. The Executive Board may grant power of attorney for signature to one or several persons and may alter or revoke such power of attorney.	
Restrictions of executive powers. **Article 17.** 17.1. The Executive Board may grant power of attorney for signature to one or several persons and may alter or revoke such power of attorney.	**Restrictions of executive powers.** **Article 17.** 17.1. The Executive Board may grant power of attorney for signature to one or several persons and may alter or revoke such power of attorney.	
a. the issue and acquiring of shares in and debentures issued by the Company or of debentures issued by a limited partnership or a partnership in which the Company is a fully liable partner;	a. the issue and acquiring of shares in and debentures issued by the Company or of debentures issued by a limited partnership or a partnership in which the Company is a fully liable partner;	
b. the application for the inclusion in or removal of the documents, mentioned above sub a. from the official listing of	b. the application for the inclusion in or removal of the documents, mentioned above sub a. from the official listing of	

any stock exchange;	any stock exchange;	
c. the entering or termination of a long term joint venture between the Company or a dependent company with another legal entity or company or as a fully liable partner in a limited partnership or in a general partnership, if such joint venture or termination thereof is of substantial relevance;	c. the entering or termination of a long term joint venture between the Company or a dependent company with another legal entity or company or as a fully liable partner in a limited partnership or in a general partnership, if such joint venture or termination thereof is of substantial relevance;	
d. the participation by the Company or by a dependent company in the capital of another company where the value of the participation is at least one-fourth of the issued share capital plus the reserves according to the balance sheet and explanatory notes of the Company and also a material increase or reduction of such participation;	d. the participation by the Company or by a dependent company in the capital of another company where the value of the participation is at least one-fourth of the issued share capital plus the reserves according to the balance sheet and explanatory notes of the Company and also a material increase or reduction of such participation;	
e. investments, which require an amount to be determined by the Supervisory Board, which amount to be notified to the Executive Board, or - in case this is less - an amount equal to at least one-fourth of the issued share capital plus reserves of the Company according to its balance sheet and explanatory notes;	e. investments, which require an amount to be determined by the Supervisory Board, which amount to be notified to the Executive Board, or - in case this is less - an amount equal to at least one-fourth of the issued share capital plus reserves of the Company according to its balance sheet and explanatory notes;	
f. a proposal to amend the Articles of Association;	f. a proposal to amend the Articles of Association;	
g. a proposal to dissolve the Company;	g. a proposal to dissolve the Company;	

h. the filing for bankruptcy and/or application for a moratorium;	h. the filing for bankruptcy and/or application for a moratorium;	
i. the termination of the employment of a substantial number of employees of the Company or of a dependent company at the same time or within a short period of time;	i. the termination of the employment of a substantial number of employees of the Company or of a dependent company at the same time or within a short period of time;	
j. a far-reaching change in the working conditions of a significant number of employees of the Company or a dependent company;	j. a far-reaching change in the working conditions of a significant number of employees of the Company or a dependent company;	
k. a proposal to reduce the issued share capital.	k. a proposal to reduce the issued share capital.	
17.2. Resolutions of the Executive Board, as far as not mentioned under one of letters of paragraph 1 of this Article and as determined by the Supervisory Board shall require the prior approval of the Supervisory Board provided that the Supervisory Board shall carefully describe such management resolutions and notify the Executive Board accordingly. Resolutions of the Executive Board, as far as not mentioned under one of letters of paragraph 1 of this Article and as determined by the Supervisory Board shall require the prior approval of the Supervisory Board provided that the Supervisory Board shall carefully describe such management resolutions and notify	17.2. Resolutions of the Executive Board, as far as not mentioned under one of letters of paragraph 1 of this Article and as determined by the Supervisory Board shall require the prior approval of the Supervisory Board provided that the Supervisory Board shall carefully describe such management resolutions and notify the Executive Board accordingly. Resolutions of the Executive Board, as far as not mentioned under one of letters of paragraph 1 of this Article and as determined by the Supervisory Board shall require the prior approval of the Supervisory Board provided that the Supervisory Board shall carefully describe such management resolutions and notify	

the Executive Board accordingly.	the Executive Board accordingly.	
17.3. The Executive Board shall be required to follow the directions given by the Supervisory Board with respect to the general lines of the financial, social, economic and personnel policies to be pursued.	17.3. The Executive Board shall be required to follow the directions given by the Supervisory Board with respect to the general lines of the financial, social, economic and personnel policies to be pursued.	
17.4. Resolutions of the Executive Board as determined by the meeting of holders of cumulative preference 'A' shares shall require the prior approval of the Supervisory Board and of the meeting of holders of cumulative preference 'A' shares provided that the meeting of holders of cumulative preference 'A' shares shall carefully describe such management resolutions and notify the Executive Board accordingly. The absence of any approval required pursuant to this paragraph shall not affect the power of representation as referred to in paragraph 1 of Article 16.	17.4. Resolutions of the Executive Board as determined by the meeting of holders of cumulative preference 'A' shares shall require the prior approval of the Supervisory Board and of the meeting of holders of cumulative preference 'A' shares provided that the meeting of holders of cumulative preference 'A' shares shall carefully describe such management resolutions and notify the Executive Board accordingly. The absence of any approval required pursuant to this paragraph shall not affect the power of representation as referred to in paragraph 1 of Article 16.	
Duties and powers of the Supervisory Board. **Article 18.** 18.1. It shall be the duty of the Supervisory Board:	**Duties and powers of the Supervisory Board.** **Article 18.** 18.1. It shall be the duty of the Supervisory Board:	
a. to supervise the policies of the Executive Board and the general conduct of affairs of the Company and its business;	a. to supervise the policies of the Executive Board and the general conduct of affairs of the Company and its business;	

b. to assist the Executive Board with advice. In the discharge of their duties the Supervisory Directors shall act in accordance with the interests of the Company and its business.	b. to assist the Executive Board with advice. In the discharge of their duties the Supervisory Directors shall act in accordance with the interests of the Company and its business.	
18.2. The Executive Board shall on time supply to the Supervisory Board the data needed for the discharge of its duties, as well as all such information as it may request.	18.2. The Executive Board shall on time supply to the Supervisory Board the data needed for the discharge of its duties, as well as all such information as it may request.	
18.3. If so invited the members of the Executive Board shall be required to attend the meetings of the Supervisory Board.	18.3. If so invited the members of the Executive Board shall be required to attend the meetings of the Supervisory Board.	
18.4. The Supervisory Board may designate one or several of its members to be individually empowered to enter the buildings and land of the Company and to inspect all books, records and other database of the Company.	18.4. The Supervisory Board may designate one or several of its members to be individually empowered to enter the buildings and land of the Company and to inspect all books, records and other database of the Company.	
18.5. For the purposes of discharging its duties the Supervisory Board may at the expense of the Company procure the assistance of one or more experts.	18.5. For the purposes of discharging its duties the Supervisory Board may at the expense of the Company procure the assistance of one or more experts.	
18.6. The Supervisory Board shall appoint one of its members to be Chairman of the Board. The Supervisory Board may also appoint a secretary of the Supervisory Board who does not have to be a Supervisory Director.	18.6. The Supervisory Board shall appoint one of its members to be Chairman of the Board. The Supervisory Board may also appoint a secretary of the Supervisory Board who does not have to be a Supervisory Director.	
18.7. The Supervisory Board may appoint one	18.7. The Supervisory Board may appoint one of	

of its members to be Delegate Supervisory Director, whose particular duty it shall be to maintain regular day-today contact with the Executive Board.	its members to be Delegate Supervisory Director, whose particular duty it shall be to maintain regular day-today contact with the Executive Board.	
18.8. The positions of Chairman of the Supervisory Board and Delegate Supervisory Director may be held by one and the same person.	18.8. The positions of Chairman of the Supervisory Board and Delegate Supervisory Director may be held by one and the same person.	
18.9. If there is any vacancy in the Supervisory Board, the Board shall nevertheless retain the power to perform the duties imposed upon it by law and these Articles of Association.	18.9. If there is any vacancy in the Supervisory Board, the Board shall nevertheless retain the power to perform the duties imposed upon it by law and these Articles of Association.	
18.10. Each Supervisory Director may be represented at meetings by another Supervisory Director acting by virtue of a written power of attorney. Such power of attorney may only relate to one meeting specifically stated therein.	18.10. Each Supervisory Director may be represented at meetings by another Supervisory Director acting by virtue of a written power of attorney. Such power of attorney may only relate to one meeting specifically stated therein. <u>The members of the Supervisory Board can also participate in the meeting by telephone, provided all the members participating in the meeting can hear and address each other.</u>	This provision has been added to enable the members of the Supervisory Board to rapidly make decisions under conditions of increased mobility.
18.11. All resolutions of the Supervisory Board shall be passed by an absolute majority of the votes cast. If the voting for and against a proposal not requiring a larger majority is equally divided, the proposal shall be rejected.	18.11. All resolutions of the Supervisory Board shall be passed by an absolute majority of the votes cast. If the voting for and against a proposal not requiring a larger majority is equally divided, the proposal shall be rejected.	
18.12. Any resolution which the Supervisory	18.12. Any resolution which the Supervisory	

Directors can pass at a meeting may also be passed by them outside a meeting, provided that all Supervisory Directors express their opinion on the proposed resolution in writing and that the resolution be passed by the majority of votes required under these Articles of Association. The documents showing the manner of decision-making outside a meeting shall be kept at the office of the Company and shall be open to the inspection of all Supervisory Directors.	Directors can pass at a meeting may also be passed by them outside a meeting, provided that all Supervisory Directors express their opinion on the proposed resolution in writing and that the resolution be passed by the majority of votes required under these Articles of Association. The documents showing the manner of decision-making outside a meeting shall be kept at the office of the Company and shall be open to the inspection of all Supervisory Directors.	
18.13. Each Supervisory Director as well as the Executive Board shall have the power to call a meeting of the Supervisory Board.	18.13. Each Supervisory Director as well as the Executive Board shall have the power to call a meeting of the Supervisory Board.	
General meeting. Notice. Venue of the General Meeting. **Article 19.** 19.1. Without prejudice to the provisions of Article 26, General Meetings shall be held as frequently as the Executive Board or the Supervisory Board may wish. The power to call the General Meeting shall vest in the Executive Board, and in the Supervisory Board.	**General meeting. Notice. Venue of the General Meeting.** **Article 19.** 19.1. Without prejudice to the provisions of Article 26, General Meetings shall be held as frequently as the Executive Board or the Supervisory Board may wish. The power to call the General Meeting shall vest in the Executive Board, and in the Supervisory Board.	
19.2. The Executive Board shall be required to call a General Meeting if a request to that effect is made by one or several shareholders jointly representing at least one/twentieth of the issued and	19.2. The Executive Board shall be required to call a General Meeting if a request to that effect is made by one or several shareholders jointly representing at least one/twentieth of the issued and	

outstanding share capital, such request to specify the subjects to be discussed. This obligation shall apply mutatis mutandis to the Supervisory Board. If the General Meeting is not held within six weeks after such request, the applicants themselves shall be authorised to call the General Meeting - with due observance of the applicable provisions of the law and the Articles of Association - without for that purpose requiring authorisation from the President of the District Court. The provisions of paragraph 3 of this Article shall apply mutatis mutandis to notice of a General Meeting as referred to in the preceding sentence. Within three months after the Executive Board has considered it plausible that the Company's equity has decreased to an amount equal to or less than one half of the paid up part of the capital, a General Meeting shall be held to discuss the measures to be taken, if necessary.	outstanding share capital, such request to specify the subjects to be discussed. This obligation shall apply mutatis mutandis to the Supervisory Board. If the General Meeting is not held within six weeks after such request, the applicants themselves shall be authorised to call the General Meeting - with due observance of the applicable provisions of the law and the Articles of Association - without for that purpose requiring authorisation from the "Voorzieningenrechter". The provisions of paragraph 3 of this Article shall apply mutatis mutandis to notice of a General Meeting as referred to in the preceding sentence. Within three months after the Executive Board has considered it plausible that the Company's equity has decreased to an amount equal to or less than one half of the paid up part of the capital, a General Meeting shall be held to discuss the measures to be taken, if necessary.	amendment because of an amendment in the Code of Civil Procedure.
19.3. Notice of the General Meeting must be given to each person entitled to attend General Meetings. The term of notice must be at least fifteen clear days before the day on which the meeting is held.	19.3. Notice of the General Meeting must be given to each person entitled to attend General Meetings. The term of notice must be at least fifteen clear days before the day on which the meeting is held.	
19.4. The matters to be discussed shall be	19.4. The matters to be discussed shall be	

stated in the notice calling the meeting, unless the agenda is available at the Company's office and at such places - but in the case of a quotation as referred to in Article 9, paragraph 3 at least in Amsterdam - as will be specified by the notice, for inspection by the shareholders and other persons entitled to attend General Meetings, who may obtain a copy thereof free of charge and a statement to that effect has been made in the notice calling the meeting. Proposals to amend the provisions of the Articles of Association or to reduce the capital of the Company shall, notwithstanding Article 20 paragraph 6, be specified in the notice calling the meeting. If the proposal concerns an amendment of the Articles of Association or a reduction of the capital, then together with the notice a draft of the proposal in which the proposed amendment of the Articles of Association is included respectively in which the purpose of the capital reduction and the manner of realization is explained, will be available for each shareholder and any other person entitled to attend General Meetings for inspection at the offices of the Company and at such places - but in the case of a quotation as	stated in the notice calling the meeting, unless the agenda is available at the Company's office and at such places as will be specified by the notice, for inspection by the shareholders and other persons entitled to attend General Meetings, who may obtain a copy thereof free of charge and a statement to that effect has been made in the notice calling the meeting. Proposals to amend the provisions of the Articles of Association or to reduce the capital of the Company shall, notwithstanding Article 20 paragraph 6, be specified in the notice calling the meeting. If the proposal concerns an amendment of the Articles of Association or a reduction of the capital, then together with the notice a draft of the proposal in which the proposed amendment of the Articles of Association is included respectively in which the purpose of the capital reduction and the manner of realization is explained, will be available for each shareholder and any other person entitled to attend General Meetings for inspection at the offices of the Company and at such places - but in the case of a quotation as referred to in Article 9, paragraph 3 at least in Amsterdam - as will be specified	Necessity to make the agenda available for inspection in Amsterdam no longer applies because Euronext no longer imposes the obligation for documents to be made available for inspection in Amsterdam.

referred to in Article 9, paragraph 3 at least in Amsterdam - as will be specified in the notice convening the meeting until the General Meeting is held in which the resolution concerning the proposal is dealt with. The documents shall be available free of charge at the aforementioned places for shareholders and other persons entitled to attend General Meetings. With respect to proposals, in respect of which the provisions of this paragraph are not complied with and which are not announced subsequently with due observance of the notice period required, no valid resolutions can be adopted.	in the notice convening the meeting until the General Meeting is held in which the resolution concerning the proposal is dealt with. The documents shall be available free of charge at the aforementioned places for shareholders and other persons entitled to attend General Meetings. With respect to proposals, in respect of which the provisions of this paragraph are not complied with and which are not announced subsequently with due observance of the notice period required, no valid resolutions can be adopted.	
19.5. Shareholders representing at least one per cent (1%) of the issued share capital have the right to propose agenda items, provided that they submit their proposals to the Executive Board or the Supervisory Board by registered letter accompanied by proof of their shareholding. If they have submitted their proposals to the Executive Board or the Supervisory Board within such a period that the Executive Board can put them on the agenda of the next meeting or can still publish a supplemental notice of their consideration prior to that meeting, with due observance of the period specified for	19.5. Shareholders representing at least one per cent (1%) of the issued share capital have the right to propose agenda items, provided that they submit their proposals to the Executive Board or the Supervisory Board by registered letter accompanied by proof of their shareholding. If they have submitted their proposals to the Executive Board or the Supervisory Board within such a period that the Executive Board can put them on the agenda of the next meeting or can still publish a supplemental notice of their consideration prior to that meeting, with due observance of the period specified for	

the notice of meeting and in the same manner as stated above, in a nationally distributed daily newspaper, as well as - in the event of a listing, as referred to in article 9, paragraph 3 - in the Official List of Amsterdam Exchanges N.V., the Executive Board or the Supervisory Board must do so, unless in the opinion of the Executive Board or the Supervisory Board substantial interests of the Company dictate otherwise. A written statement from an Affiliated Institution to the effect that the number of ordinary shares in bearer form mentioned in that statement belongs to its collective deposit and that the person mentioned in that statement is Joint Holder of the ordinary shares in its collective deposit shall be proof of a holding of shares in bearer form as referred to in the first sentence of this paragraph.	the notice of meeting and in the same manner as stated above, in a nationally distributed daily newspaper, as well as - in the event of a listing, as referred to in article 9, paragraph 3 - in the Official List of Euronext Amsterdam N.V., the Executive Board or the Supervisory Board must do so, unless in the opinion of the Executive Board or the Supervisory Board substantial interests of the Company dictate otherwise. A written statement from an Affiliated Institution to the effect that the number of ordinary shares in bearer form mentioned in that statement belongs to its collective deposit and that the person mentioned in that statement is Joint Holder of the ordinary shares in its collective deposit shall be proof of a holding of shares in bearer form as referred to in the first sentence of this paragraph.	Amendment because of the change of name of Amsterdam Exchanges N.V.
19.6. General Meetings shall be held in either Boxmeer, Amsterdam, Rotterdam, The Hague, or in the municipality of Haarlemmermeer (Schiphol Airport).	19.6. General Meetings shall be held in either Amersfoort, Boxmeer, Amsterdam, Rotterdam, The Hague, or in the municipality of Haarlemmermeer (Schiphol Airport).	
Admittance to and chairmanship of the General Meeting. **Article 20.** 20.1. Persons entitled to attend the General	**Admittance to and chairmanship of the General Meeting.** **Article 20.** 20.1. Persons entitled to attend the General	

Meeting are entitled to attend the General Meeting, to take the floor at such meeting and – as far as they have voting rights – to vote. The members of the Executive Board and the Supervisory Directors of the Company also are entitled to attend the General Meeting, with the exception of any member of the Executive Board or Supervisory Director who has been suspended, and admittance shall further be granted to any person whom the Chairman of the meeting concerned has invited to attend the General Meeting or any part of that meeting.	Meeting are entitled to attend the General Meeting, to take the floor at such meeting and – as far as they have voting rights – to vote. The members of the Executive Board and the Supervisory Directors of the Company also are entitled to attend the General Meeting, with the exception of any member of the Executive Board or Supervisory Director who has been suspended, and admittance shall further be granted to any person whom the Chairman of the meeting concerned has invited to attend the General Meeting or any part of that meeting.	
20.2. Shareholders and other persons entitled to attend General Meetings may be represented by another person pursuant to a proxy in writing.	20.2. Shareholders and other persons entitled to attend General Meetings may be represented by another person pursuant to a proxy in writing.	
20.3. The Executive Board may determine that paragraph 1 will be applicable to those who (i) are a shareholder, or are considered to be a shareholder as per a certain date, determined by the Executive Board, such date hereinafter referred to as: the "record date", and (ii) who are as such registered in a register (or one or more parts thereof) designated thereto by the Executive Board, hereinafter referred to as: the "register", in as far as (iii) at the request of the shareholder concerned, or	20.3. The Executive Board may determine that paragraph 1 will be applicable to those who (i) are a shareholder, or are considered to be a shareholder as per a certain date, determined by the Executive Board, such date hereinafter referred to as: the "record date", and (ii) who are as such registered in a register (or one or more parts thereof) designated thereto by the Executive Board, hereinafter referred to as: the "register", in as far as (iii) at the request of the shareholder concerned, or	

the person who is considered to be shareholder, the holder of the register has given notice in writing to the Company prior to the General Meeting, that the person in question has the intention to attend the General Meeting, regardless of who is shareholder or is considered to be shareholder at the time of the General Meeting. The notice will contain the name and the number of shares the said person will represent in the General Meeting, where applicable accompanied by a written statement from an Affiliated Institution to the effect that the number of ordinary shares in bearer form mentioned in that statement belongs to its collective deposit and that the person mentioned in that statement is Joint Holder of the ordinary shares in its collective deposit. The provision above under (iii) about the notice to the Company also applies to the proxyholder of a shareholder or person who is considered to be shareholder, who has a written proxy.	the person who is considered to be shareholder, the holder of the register has given notice in writing to the Company prior to the General Meeting, that the person in question has the intention to attend the General Meeting, regardless of who is shareholder or is considered to be shareholder at the time of the General Meeting. The notice will contain the name and the number of shares the said person will represent in the General Meeting, where applicable accompanied by a written statement from an Affiliated Institution to the effect that the number of ordinary shares in bearer form mentioned in that statement belongs to its collective deposit and that the person mentioned in that statement is Joint Holder of the ordinary shares in its collective deposit. The provision above under (iii) about the notice to the Company also applies to the proxyholder of a shareholder or person who is considered to be shareholder, who has a written proxy.	
20.4. If the Executive Board does not exercise its right as determined in paragraph 3, a holder of shares in registered form, as well as a holder of shares in right of usufruct or pledge, who has the right to vote, or his proxyholder shall only have	20.4. If the Executive Board does not exercise its right as determined in paragraph 3, a holder of shares in registered form, as well as a holder of shares in right of usufruct or pledge, who has the right to vote, or his proxyholder shall only have	

access to the General Meeting, if he or the person for whom he acts, as such is registered in the register referred to in article 7 and the Company has received written notice of his intention to attend the meeting at the place and ultimately on he day, as defined in paragraph 5.	access to the General Meeting, if he or the person for whom he acts, as such is registered in the register referred to in article 7 and the Company has received written notice of his intention to attend the meeting at the place and ultimately on he day, as defined in paragraph 5.	
20.5. If the Executive Board does not exercise its right as determined in paragraph 3, the Company shall, as far as the voting right and/or meeting right of holders of ordinary shares in bearer form is concerned, consider as shareholder those mentioned in a written statement from an Affiliated Institution to the effect that the number of ordinary shares in bearer form mentioned in that statement belongs to its collective deposit and that the person mentioned in that statement is Joint Holder for the said ordinary shares in its collective deposit and shall stay until after the meeting, provided that the statement concerned has been deposited at the office of the Company or at another place further to be determined by the Executive Board in due time. The notice of the meeting shall state the place where the statement from the Affiliated Institution must be deposited and the day by which the deposit of the	20.5. If the Executive Board does not exercise its right as determined in paragraph 3, the Company shall, as far as the voting right and/or meeting right of holders of ordinary shares in bearer form is concerned, consider as shareholder those mentioned in a written statement from an Affiliated Institution to the effect that the number of ordinary shares in bearer form mentioned in that statement belongs to its collective deposit and that the person mentioned in that statement is Joint Holder for the said ordinary shares in its collective deposit and shall stay until after the meeting, provided that the statement concerned has been deposited at the office of the Company or at another place further to be determined by the Executive Board in due time. The notice of the meeting shall state the place where the statement from the Affiliated Institution must be deposited and the day by which the deposit of the	

statement from the Affiliated Institution must be made; this day cannot be determined earlier than on the seventh day prior to the date of the meeting.	statement from the Affiliated Institution must be made; this day cannot be determined earlier than on the seventh day prior to the date of the meeting.	
20.6. The notice for the meeting shall in each case make reference to paragraphs 4 and 5 hereof.	20.6 The notice for the meeting shall in each case make reference to paragraphs 4 and 5 hereof.	
20.7. The record date mentioned in paragraph 3, the dates of deposit mentioned in paragraphs 4 and 5 and the dates mentioned in those paragraphs on which the notice of the intention to attend the General Meeting has to be given at the latest, cannot be determined earlier than on a certain time on the seventh day and not later than on the third day prior to the date of the General Meeting. The notice of the general meeting shall, where applicable, contain those times, the place of meeting and the proceedings for registration, deposit and notification.	20.7. The record date mentioned in paragraph 3, the dates of deposit mentioned in paragraphs 4 and 5 and the dates mentioned in those paragraphs on which the notice of the intention to attend the General Meeting has to be given at the latest, cannot be determined earlier than on a certain time on the seventh day and not later than on the third day prior to the date of the General Meeting. The notice of the general meeting shall, where applicable, contain those times, the place of meeting and the proceedings for registration, deposit and notification.	
20.8. Before admission to a meeting, a shareholder or an other person entitled to attend General Meetings or his proxyholder shall sign an attendance list reflecting his name and the number of votes he may cast. If he is a proxyholder the name of the person represented shall also be reflected.	20.8. Before admission to a meeting, a shareholder or an other person entitled to attend General Meetings or his proxyholder shall sign an attendance list reflecting his name and the number of votes he may cast. If he is a proxyholder the name of the person represented shall also be reflected.	
20.9. The General Meeting shall be presided by	20.9. The General Meeting shall be presided by	

the Chairman of the Supervisory Board; the Chairman, however, even if he is present, may appoint another person to preside over the meeting. If the Chairman of the Supervisory Board is not present and has not appointed another person to preside over the meeting, then the members of the Supervisory Board that are present shall elect a Chairman. If none of the members of the Supervisory Board is present at the meeting, then the meeting shall elect a Chairman. The Chairman designates the Secretary.	the Chairman of the Supervisory Board; the Chairman, however, even if he is present, may appoint another person to preside over the meeting. If the Chairman of the Supervisory Board is not present and has not appointed another person to preside over the meeting, then the members of the Supervisory Board that are present shall elect a Chairman. If none of the members of the Supervisory Board is present at the meeting, then the meeting shall elect a Chairman. The Chairman designates the Secretary.	
20.10. The ruling pronounced by the Chairman at the meeting in respect of the outcome of any vote shall be decisive. The same shall apply to the contents of any resolution passed, to the extent that the vote taken related to a proposal not recorded in writing. However, if immediately after the aforesaid ruling pronounced by the Chairman the correctness of that ruling is contested, another vote shall be taken if so desired by the majority at the meeting or - if the original vote was not taken on a poll or by a secret ballot - by any person present who is entitled to vote. Such new vote shall override the legal consequences of the original vote.	20.10. The ruling pronounced by the Chairman at the meeting in respect of the outcome of any vote shall be decisive. The same shall apply to the contents of any resolution passed, to the extent that the vote taken related to a proposal not recorded in writing. However, if immediately after the aforesaid ruling pronounced by the Chairman the correctness of that ruling is contested, another vote shall be taken if so desired by the majority at the meeting or - if the original vote was not taken on a poll or by a secret ballot - by any person present who is entitled to vote. Such new vote shall override the legal consequences of the original vote.	

20.11 Unless a notarial record of the business transacted at the meeting is drawn up, the Chairman shall designate a person charged with keeping the minutes. The minutes shall be adopted by the Chairman or the secretary of the meeting or by the General Meeting at a subsequent meeting, in evidence of which the minutes shall be signed by the Chairman and the secretary of the meeting at which the minutes were adopted. On the basis of the attendance list referred to in paragraph 8 the notarial record mutatis mutandis the minutes shall state the number of the shares represented at the meeting and number of votes that can be cast; the attendance list referred to in paragraph 8 will not be a part of the notarial record or, mutatis mutandis, the minutes and shall not be at the disposal of a shareholder, unless the shareholder would prove to have a reasonable interest in the examination of the proper course of that meeting. If the General Meeting or the Executive Board or the Supervisory Board resolves to instruct a Civil Law Notary to draw up an *official record of the proceedings* at any General Meeting, or if one or several	20.11 Unless a notarial record of the business transacted at the meeting is drawn up, the Chairman shall designate a person charged with keeping the minutes. The minutes shall be adopted by the Chairman or the secretary of the meeting or by the General Meeting at a subsequent meeting, in evidence of which the minutes shall be signed by the Chairman and the secretary of the meeting at which the minutes were adopted. On the basis of the attendance list referred to in paragraph 8 the notarial record mutatis mutandis the minutes shall state the number of the shares represented at the meeting and number of votes that can be cast; the attendance list referred to in paragraph 8 will not be a part of the notarial record or, mutatis mutandis, the minutes and shall not be at the disposal of a shareholder, unless the shareholder would prove to have a reasonable interest in the examination of the proper course of that meeting. If the General Meeting or the Executive Board or the Supervisory Board resolves to instruct a Civil Law Notary to draw up an official record of the proceedings at any General Meeting, or if one or several	

shareholders jointly representing at least one twentieth of the issued and outstanding share capital so decide, the Executive Board shall give a Civil Law Notary instruction to draw up such official record. The cost of the notarial record shall be borne by the Company.	shareholders jointly representing at least one twentieth of the issued and outstanding share capital so decide, the Executive Board shall give a Civil Law Notary instruction to draw up such official record. The cost of the notarial record shall be borne by the Company.	
20.12. The Executive Board shall keep a minute book in which the adopted minutes of each General Meeting shall be entered and in which shall further be inserted a copy of each notarial record made of any General Meeting. The minute book shall be open to the inspection of the persons entitled to attend General Meetings at the office of the Company. Upon request any person entitled to attend General Meetings shall be issued a copy of or extract from the minutes of any General Meeting, at a charge not exceeding cost.	20.12. The Executive Board shall keep a minute book in which the adopted minutes of each General Meeting shall be entered and in which shall further be inserted a copy of each notarial record made of any General Meeting. The minute book shall be open to the inspection of the persons entitled to attend General Meetings at the office of the Company. Upon request any person entitled to attend General Meetings shall be issued a copy of or extract from the minutes of any General Meeting, at a charge not exceeding cost.	
Voting rights. Decision-making. **Article 21.** 21.1. Each share carries the right to cast one vote in the General Meeting.	**Voting rights. Decision-making.** **Article 21.** 21.1. Each share carries the right to cast one vote in the General Meeting.	
21.2. No votes may be cast at the General Meeting in respect of shares which are held by the Company or any of its subsidiaries, nor in respect of shares the depository receipts of which are held by	21.2. No votes may be cast at the General Meeting in respect of shares which are held by the Company or any of its subsidiaries, nor in respect of shares the depository receipts of which are held by	

the Company or any of its subsidiaries. Usufructuaries and pledgees of shares which belong to the Company or its subsidiaries shall not, however, be excluded from the right to vote if the usufruct or pledge was created before the shares concerned were held by the Company or a subsidiary of the Company. The Company or a subsidiary of the Company may not cast votes for shares in respect of which the Company or the subsidiary possesses a pledge or usufruct.	the Company or any of its subsidiaries. Usufructuaries and pledgees of shares which belong to the Company or its subsidiaries shall not, however, be excluded from the right to vote if the usufruct or pledge was created before the shares concerned were held by the Company or a subsidiary of the Company. The Company or a subsidiary of the Company may not cast votes for shares in respect of which the Company or the subsidiary possesses a pledge or usufruct.	
21.3. In determining to which extent the shareholders cast votes, are present or are represented, or to which extent the share capital is represented the shares in respect of which no votes may be cast shall not be taken into account.	21.3. In determining to which extent the shareholders cast votes, are present or are represented, or to which extent the share capital is represented the shares in respect of which no votes may be cast shall not be taken into account.	
21.4. Unless the Articles of Association stipulate a larger majority, all resolutions of the General Meeting shall be passed by an absolute majority of the votes cast.	21.4. Unless the Articles of Association stipulate a larger majority, all resolutions of the General Meeting shall be passed by an absolute majority of the votes cast.	
21.5. Blank votes and invalid votes shall not be counted.	21.5. Blank votes and invalid votes shall not be counted.	
21.6. Votes on business matters - including proposals concerning the suspension, dismissal or removal of persons - shall be taken by voice, but votes on the election of persons shall be taken by secret ballot,	21.6. Votes on business matters - including proposals concerning the suspension, dismissal or removal of persons - shall be taken by voice, but votes on the election of persons shall be taken by secret ballot,	

unless the Chairman decides on a different method of voting and none of the persons entitled to attend General Meetings present at the meeting object to such different method of voting.	unless the Chairman decides on a different method of voting and none of the persons entitled to attend General Meetings present at the meeting object to such different method of voting.	
21.7. If at the election of persons the voting for and against the proposal is equally divided, another vote shall be taken at the same meeting; if then again the votes are equally divided, then - without prejudice to the provision in the next following sentence of this paragraph - a drawing of lots shall decide. If at an election of persons the vote is taken between more than two candidates and none of the candidates receives the absolute majority of votes, another vote where necessary after an interim vote and/or a drawing of lots- shall be taken between the two candidates who have received the largest number of votes in their favour. If the voting for and against any other proposal than as first referred to in this paragraph is equally divided, that proposal shall be deemed to be rejected.	21.7. If at the election of persons the voting for and against the proposal is equally divided, another vote shall be taken at the same meeting; if then again the votes are equally divided, then - without prejudice to the provision in the next following sentence of this paragraph - a drawing of lots shall decide. If at an election of persons the vote is taken between more than two candidates and none of the candidates receives the absolute majority of votes, another vote where necessary after an interim vote and/or a drawing of lots- shall be taken between the two candidates who have received the largest number of votes in their favour. If the voting for and against any other proposal than as first referred to in this paragraph is equally divided, that proposal shall be deemed to be rejected.	
21.8. If pursuant to the Articles of Association the validity of a resolution depends also upon the part of the issued and outstanding share capital represented at	21.8. If pursuant to the Articles of Association the validity of a resolution depends also upon the part of the issued and outstanding share capital represented at	

the meeting and if such quorum is not present at the meeting, then - unless elsewhere in these Articles of Association the contrary is provided with respect to any subject specifically mentioned there - a second meeting may be called and held at which such resolution may be passed irrespective of the part of the issued and outstanding share capital represented at that meeting. The notice calling such second meeting must state that and pursuant to which provision a resolution may be passed at that meeting irrespective of the part of the issued and outstanding share capital represented at that meeting. Notice calling the second meeting shall not be given until after the end of the first meeting. The second meeting must be held within six weeks after the first meeting.	the meeting and if such quorum is not present at the meeting, then - unless elsewhere in these Articles of Association the contrary is provided with respect to any subject specifically mentioned there - a second meeting may be called and held at which such resolution may be passed irrespective of the part of the issued and outstanding share capital represented at that meeting. The notice calling such second meeting must state that and pursuant to which provision a resolution may be passed at that meeting irrespective of the part of the issued and outstanding share capital represented at that meeting. Notice calling the second meeting shall not be given until after the end of the first meeting. The second meeting must be held within six weeks after the first meeting.	
Meetings of holders of shares of a particular class. **Article 22.** 22.1. A meeting of holders of shares of a particular class shall be held whenever a resolution of the meeting of holders of that particular class is required by virtue of the law and/or provisions of the Articles of Association. Further the Executive Board,	**Meetings of holders of shares of a particular class.** **Article 22.** 22.1. A meeting of holders of shares of a particular class shall be held whenever a resolution of the meeting of holders of that particular class is required by virtue of the law and/or provisions of the Articles of Association. Further the Executive Board,	

the Supervisory Board, as well as one or several holders of shares of a particular class who jointly represent at least one tenth of the capital issued in the form of shares of that particular class shall be equally authorised to call a meeting of holders of shares of that class. The term of notice of such meeting must be at least seven clear days before the day on which the meeting is held.	the Supervisory Board, as well as one or several holders of shares of a particular class who jointly represent at least one tenth of the capital issued in the form of shares of that particular class shall be equally authorised to call a meeting of holders of shares of that class. The term of notice of such meeting must be at least seven clear days before the day on which the meeting is held.	
22.2. Admittance to the meeting of holders of shares of a particular class shall be given to:	22.2. Admittance to the meeting of holders of shares of a particular class shall be given to:	
a. the holders of shares of that class;	a. the holders of shares of that class;	
b. other persons entitled to attend General Meetings;	b. other persons entitled to attend General Meetings;	
c. every member of the Executive Board and every Supervisory Director;	c. every member of the Executive Board and every Supervisory Director;	
d. any other persons whom the chairman of the meeting concerned has invited to attend the meeting.	d. any other persons whom the chairman of the meeting concerned has invited to attend the meeting.	
22.3. Notice of a meeting of holders of cumulative preference 'A' shares, cumulative preference 'D' shares, cumulative preference 'E' shares or series cumulative preference 'E' shares shall be given by letters sent to the holders of aforementioned shares.	22.3. Notice of a meeting of holders of cumulative preference 'A' shares, cumulative preference 'D' shares, cumulative preference 'E' shares or series cumulative preference 'E' shares shall be given by letters sent to the holders of aforementioned shares.	
22.4. At a meeting of holders of cumulative preference 'A' shares, cumulative	22.4. At a meeting of holders of cumulative preference 'A' shares, cumulative	

preference 'D' shares, cumulative preference 'E' shares or one of the series cumulative preference 'E' shares at which the entire issued capital in shares of a particular class is represented, valid resolutions may be adopted, provided that they are passed by unanimous vote, even if the requirements in respect of the place of the meeting, the manner of notice, the term of notice and the stating in the notice of the items of business to be transacted, have not been observed.	preference 'D' shares, cumulative preference 'E' shares or one of the series cumulative preference 'E' shares at which the entire issued capital in shares of a particular class is represented, valid resolutions may be adopted, provided that they are passed by unanimous vote, even if the requirements in respect of the place of the meeting, the manner of notice, the term of notice and the stating in the notice of the items of business to be transacted, have not been observed.	
22.5. If at a meeting of holders of shares of a particular class the voting for and against a proposal is equally divided, that proposal shall be rejected.	22.5. If at a meeting of holders of shares of a particular class the voting for and against a proposal is equally divided, that proposal shall be rejected.	
22.6. Without prejudice to the preceding provisions of this Article, the provisions of Articles 19, paragraphs 3, 4 and 5, Article 20, paragraph 2 and 7 up to and including 10 and Article 21 shall apply mutatis mutandis to the meetings of holders of shares of a particular class, provided that the provisions of Articles 19 up to and including 21 shall apply mutatis mutandis to the meetings of holders of ordinary shares.	22.6. Without prejudice to the preceding provisions of this Article, the provisions of Articles 19, paragraphs 3, 4 and 5, Article 20, paragraph 2 and 7 up to and including 10 and Article 21 shall apply mutatis mutandis to the meetings of holders of shares of a particular class, provided that the provisions of Articles 19 up to and including 21 shall apply mutatis mutandis to the meetings of holders of ordinary shares.	
Decision-making outside a meeting. **Article 23.** 23.1. Any resolution which holders of	**Decision-making outside a meeting.** **Article 23.** 23.1. Any resolution which holders of	

cumulative preference 'A' shares, cumulative preference 'D' shares, cumulative preference 'E' shares and each of the series cumulative preference 'E' shares entitled to vote, pledgees entitled to vote and usufructuaries of those shares entitled to vote can pass at a meeting of holders of shares of a particular class may also be passed by them outside a meeting, provided that all holders of shares of the class concerned express themselves in writing in favour of the proposal concerned and provided that the members of the Executive Board and Supervisory Directors have been given the opportunity to give advise on the proposal. The persons who have passed a resolution outside a meeting shall immediately inform the Executive Board and the Supervisory Board of that resolution.	cumulative preference 'A' shares, cumulative preference 'D' shares, cumulative preference 'E' shares and each of the series cumulative preference 'E' shares entitled to vote, pledgees entitled to vote and usufructuaries of those shares entitled to vote can pass at a meeting of holders of shares of a particular class may also be passed by them outside a meeting, provided that all holders of shares of the class concerned express themselves in writing in favour of the proposal concerned and provided that the members of the Executive Board and Supervisory Directors have been given the opportunity to give advise on the proposal. The persons who have passed a resolution outside a meeting shall immediately inform the Executive Board and the Supervisory Board of that resolution.	
23.2. Any resolution passed outside a meeting shall be announced at the next meeting of holders of shares of the particular class concerned. During that meeting the documents showing the manner of decision-making outside a meeting shall be open to the inspection of the persons entitled to attend that meetings; said documents shall subsequently be inserted	23.2. Any resolution passed outside a meeting shall be announced at the next meeting of holders of shares of the particular class concerned. During that meeting the documents showing the manner of decision-making outside a meeting shall be open to the inspection of the persons entitled to attend that meetings; said documents shall subsequently be inserted	

in the minute book.	in the minute book.	
Financial Year. Annual accounts. **Articlre 24.** 24.1. The financial year shall coincide with the calendar year.	**Financial Year. Annual accounts.** **Articlre 24.** 24.1. The financial year shall coincide with the calendar year.	
24.2. Each year within five months after the end of the Company's financial year, save where this term is extended by a maximum of six months by the General Meeting on account of special circumstances, the Executive Board shall draw up annual accounts and an annual report on that financial year. To these documents shall be added the particulars referred to in Section 392, subsection 1, of Book 2.	24.2. Each year within five months after the end of the Company's financial year, save where this term is extended by a maximum of six months by the General Meeting on account of special circumstances, the Executive Board shall draw up annual accounts and an annual report on that financial year. To these documents shall be added the particulars referred to in Section 392, subsection 1, of Book 2.	
24.3. The annual accounts shall be signed by all members of the Executive Board and all Supervisory Directors. If the signature of one or more of the members of the Executive Board and/or one or more of the Supervisory Directors are missing, this and the reason for such absence shall be stated.	24.3. The annual accounts shall be signed by all members of the Executive Board and all Supervisory Directors. If the signature of one or more of the members of the Executive Board and/or one or more of the Supervisory Directors are missing, this and the reason for such absence shall be stated.	
24.4. The Company shall ensure that the annual accounts and, if required, the annual report and the particulars added by virtue of Section 392 shall be available at the office of the Company as soon as possible but not later than as from the	24.4. The Company shall ensure that the annual accounts and, if required, the annual report and the particulars added by virtue of Section 392 shall be available at the office of the Company as soon as possible but not later than as from the	

date of notice calling the General Meeting intended for the discussion and approval thereof, and in the case of a quotation as referred to in Article 9, paragraph 3, in Amsterdam at the address mentioned in the notice. Said documents shall be open to the inspection of the shareholders and other persons entitled to attend General Meetings at the office of the Company and copies thereof may be obtained by them free of charge. Third parties can obtain copies at cost price at the addresses mentioned above.	date of notice calling the General Meeting intended for the discussion and approval thereof, and at the address mentioned in the notice. Said documents shall be open to the inspection of the shareholders and other persons entitled to attend General Meetings at the office of the Company and copies thereof may be obtained by them free of charge. Third parties can obtain copies at cost price at the addresses mentioned above.	Necessity to make the agenda available for inspection in Amsterdam no longer applies because Euronext no longer imposes the obligation for documents to be made available for inspection in Amsterdam.
Auditor. **Article 25.** 25.1. The General Meeting shall instruct a chartered accountant or other expert as defined in Section 393 of Book 2 - both to be referred to herein as: the auditor or, as the case may be, an organisation in which such experts work together, to conduct an examination of the annual accounts. If the General Meeting fails to give such instruction the Supervisory Board or - if it fails to give such instruction - the Executive Board shall be authorised and required to do so. The General Meeting and the one which has given such assignment may at any time revoke the instruction as first referred to in this	**Auditor.** **Article 25.** 25.1. The General Meeting shall instruct a chartered accountant or other expert as defined in Section 393 of Book 2 - both to be referred to herein as: the auditor or, as the case may be, an organisation in which such experts work together, to conduct an examination of the annual accounts. If the General Meeting fails to give such instruction the Supervisory Board or - if it fails to give such instruction - the Executive Board shall be authorised and required to do so. The General Meeting and the one which has given such assignment may at any time revoke the instruction as first referred to in this	

paragraph and give that instruction to another auditor. Furthermore, the assignment given by the Executive Board may be revoked by the Supervisory Board and be given to an other auditor.	paragraph and give that instruction to another auditor. Furthermore, the assignment given by the Executive Board may be revoked by the Supervisory Board and be given to an other auditor.	
25.2. The auditor shall report on his audit to the Executive Board and to the Supervisory Board and shall set out the result of his audit in a certificate.	25.2. The auditor shall report on his audit to the Executive Board and to the Supervisory Board and shall set out the result of his audit in a certificate.	
Annual meeting. Approval of annual accounts. **Article 26.** 26.1. Each year at least one General Meeting shall be held, that meeting to be held within six months after the end of the Company's last expired financial year; this General Meeting shall be referred to hereinafter as: the Annual Meeting. The agenda of the Annual Meeting shall contain at least the following subjects:	**Annual meeting. Approval of annual accounts.** **Article 26.** 26.1. Each year at least one General Meeting shall be held, that meeting to be held within six months after the end of the Company's last expired financial year; this General Meeting shall be referred to hereinafter as: the Annual Meeting. The agenda of the Annual Meeting shall contain at least the following subjects:	
a. discussion of the annual report on the last expired financial year;	a. discussion of the annual report on the last expired financial year;	
b. approval of the annual accounts of the last expired financial year;	b. adoption of the annual accounts of the last expired financial year;	Amendment because of the deletion of the rules applicable to a structure-regime.
c. allocation of the profits realised in the last expired financial year, or determination of the manner in which any loss realised in that year will be cleared;	c. allocation of the profits realised in the last expired financial year, or determination of the manner in which any loss realised in that year will be cleared;	
d. release from liability of the members of	d. release from liability of the members of	

the Executive Board for their management and release from liability of the Supervisory Directors for their supervision during the financial year concerned.	the Executive Board for their management and release from liability of the Supervisory Directors for their supervision during the financial year concerned.	
26.2. The subjects listed in paragraph 1 of this Article need not be stated in the agenda of the Annual Meeting if the term for preparing the annual accounts has been extended or if a proposal to extend said term is included in that agenda.	26.2. The subjects listed in paragraph 1 of this Article need not be stated in the agenda of the Annual Meeting if the term for preparing the annual accounts has been extended or if a proposal to extend said term is included in that agenda.	
26.3. The Supervisory Board adopts the Annual Accounts. It shall submit the Annual Accounts simultaneously to the General Meeting for approval and to the Works' Council as referred to in Article 158, paragraph 13, Book 2, for discussion.		Because of the deletion of the rules applicable to a structure-regime, the General Meeting of Shareholders adopts the annual accounts rather than the Board of Supervisory Directors.
26.4. The annual accounts shall be approved by the General Meeting.		
26.5. If an auditor's certificate on the annual accounts is required and if the General Meeting has not had the opportunity of inspecting that certificate, the annual accounts cannot be approved unless a legitimate reason for the absence of the certificate is stated in the added particulars.	26.5. If an auditor's certificate on the annual accounts is required and if the General Meeting has not had the opportunity of inspecting that certificate, the annual accounts cannot be approved unless a legitimate reason for the absence of the certificate is stated in the added particulars.	
26.6. If the annual accounts are adopted in amended form after correction, copies of	26.6. If the annual accounts are adopted in amended form after correction, copies of	

such amended annual accounts may be obtained by the shareholders and other persons entitled to attend General Meetings free of charge.	such amended annual accounts may be obtained by the shareholders and other persons entitled to attend General Meetings free of charge.	
Profits and losses. **Article 27.** 27.1. a. From the profits made in the preceding financial year, first of all, if possible, shall be paid on the cumulative preference 'A' shares a percentage of the amount compulsorily paid on those shares, which percentage on a yearly basis is equal to the arithmetic mean of the effective yield of the Netherlands Government Loans with a maturity of seven to eight years as calculated by the Central Bureau of Statistics and entered in the Official Price List of Amsterdam Exchanges N.V., for the last twenty Stock Exchange business days prior to the fifth working day before the day the cumulative preference 'A' shares were issued, increased by a surcharge that has been determined by the Executive Board at a rate of one forty/hundredth per cent. If in the course of any financial year an issue of cumulative preference 'A' shares has taken place, the dividend	**Profits and losses.** **Article 27.** 27.1. a. From the profits made in the preceding financial year, first of all, if possible, shall be paid on the cumulative preference 'A' shares a percentage of the amount compulsorily paid on those shares, which percentage on a yearly basis is equal to the arithmetic mean of the effective yield of the Netherlands Government Loans with a maturity of seven to eight years as calculated by the Central Bureau of Statistics and entered in the Official Price List of Euronext Amsterdam N.V., for the last twenty Stock Exchange business days prior to the fifth working day before the day the cumulative preference 'A' shares were issued, increased by a surcharge that has been determined by the Executive Board at a rate of one forty/hundredth per cent. If in the course of any financial year an issue of cumulative preference 'A' shares has taken place, the dividend with respect to that financial year shall	Amendment because of the change of name of Amsterdam Exchanges N.V.

with respect to that financial year shall be reduced pro rata to the day of issue.	be reduced pro rata to the day of issue.	
b. For the first time on the thirty-first day of December two thousand three and every seven years thereafter the percentage will be determined again in the way as described under a, provided that the level of the surcharge there referred to shall be determined by the Executive Board subject to the approval of the Supervisory Board and after approval of the meeting of holders of cumulative preference 'A' shares with a maximum of five per cent.	b. For the first time on the thirty-first day of December two thousand three and every seven years thereafter the percentage will be determined again in the way as described under a, provided that the level of the surcharge there referred to shall be determined by the Executive Board subject to the approval of the Supervisory Board and after approval of the meeting of holders of cumulative preference 'A' shares with a maximum of five per cent.	
c. If the profits realised in any financial year are not sufficient to pay the said percentage (including the applicable surcharge), the said percentage (including the applicable surcharge) shall be paid from the reserves for as much as necessary, without prejudice to paragraph 7, provided that the payment may not be from the account of the share premium reserve 'A', as prescribed hereinafter under e. If the free distributable reserves in any financial year are not sufficient to pay the said percentage (including the	c. If the profits realised in any financial year are not sufficient to pay the said percentage (including the applicable surcharge), the said percentage (including the applicable surcharge) shall be paid from the reserves for as much as necessary, without prejudice to paragraph 7, provided that the payment may not be from the account of the share premium reserve 'A', as prescribed hereinafter under e. If the free distributable reserves in any financial year are not sufficient to pay the said percentage (including the	

applicable surcharge), the provisions under a of this paragraph and the paragraphs 2, 3, 4 and 5 shall apply in subsequent years only after the deficit has been recovered.	applicable surcharge), the provisions under a of this paragraph and the paragraphs 2, 3, 4 and 5 shall apply in subsequent years only after the deficit has been recovered.	
d. No further distributions other than those prescribed in this Article and in Article 30 shall be made on the cumulative preference 'A' shares.	d. No further distributions other than those prescribed in this Article and in Article 30 shall be made on the cumulative preference 'A' shares.	
e. In addition to any other reserves, the Company has a share premium reserve 'A' to the share premium reserve 'A' an amount equal to the capital surplus paid on the cumulative preference 'A' shares shall be added. The holders of cumulative preference 'A' shares are entitled to the share premium reserve 'A'.	e. In addition to any other reserves, the Company has a share premium reserve 'A' to the share premium reserve 'A' an amount equal to the capital surplus paid on the cumulative preference 'A' shares shall be added. The holders of cumulative preference 'A' shares are entitled to the share premium reserve 'A'.	
Losses shall not be charged against the share premium reserve 'A', unless it concerns losses which cannot be defrayed or discharged out of a reserve, not being the share premium reserve 'A'. Losses shall, if and insofar as possible, be written off from the share premium reserve 'A' at the time of the resolution to write off. If a write off, as referred to in the previous sentence, has taken place against the share premium reserve 'A', the profits	Losses shall not be charged against the share premium reserve 'A', unless it concerns losses which cannot be defrayed or discharged out of a reserve, not being the share premium reserve 'A'. Losses shall, if and insofar as possible, be written off from the share premium reserve 'A' at the time of the resolution to write off. If a write off, as referred to in the previous sentence, has taken place against the share premium reserve 'A', the profits	

made in subsequent years shall first of all be allocated to clear off the amount, which was written off from the share premium reserve 'A', provided that the amount of an allocation of the share premium reserve 'A' shall be reduced pro rata to the number of cumulative preference 'A' shares, which were held by the Company at the time of the allocation, but were held by one or more others at the time of the write off as mentioned hereinbefore.	made in subsequent years shall first of all be allocated to clear off the amount, which was written off from the share premium reserve 'A', provided that the amount of an allocation of the share premium reserve 'A' shall be reduced pro rata to the number of cumulative preference 'A' shares, which were held by the Company at the time of the allocation, but were held by one or more others at the time of the write off as mentioned hereinbefore.	
27.2. a. From the profits that remain after the application of paragraph 1, shall be paid, if possible, on the cumulative preference 'D' shares an amount equal to the percentage on a yearly basis of the amount prescribed paid in, on the said shares as at the opening of the financial year with respect to which the distribution is made or, if the issue of the cumulative preference 'D' shares has taken place in the course of the said financial year, as at the date on which the shares concerned were issued.	27.2. a. From the profits that remain after the application of paragraph 1, shall be paid, if possible, on the cumulative preference 'D' shares an amount equal to the percentage on a yearly basis of the amount prescribed paid in, on the said shares as at the opening of the financial year with respect to which the distribution is made or, if the issue of the cumulative preference 'D' shares has taken place in the course of the said financial year, as at the date on which the shares concerned were issued.	
b. The percentage as referred to under a. hereinbefore shall be equal to the value of the EURIBOR-percentage for loans with a duration of one month,	b. The percentage as referred to under a. hereinbefore shall be equal to the value of the EURIBOR-percentage for loans with a duration of one month,	

weighted on the basis of the number of days during which this percentage applied, during the financial year in respect of which the distribution is *being made, augmented* by two five/tenth per cent (2,5%). In the event that the amount prescribed to be paid in on the cumulative preference 'D' shares has been reduced or, pursuant to a resolution regarding further payment, increased during the financial year in respect of which the distribution is being made, the said distribution shall be reduced or increased by an amount equal to the percentage of the amount of the reduction or increase as referred to hereinbefore, calculated from the moment the reduction was effected or at which further payment became compulsory.	weighted on the basis of the number of days during which this percentage applied, during the financial year in respect of which the distribution is *being made, augmented* by two five/tenth per cent (2,5%). In the event that the amount prescribed to be paid in on the cumulative preference 'D' shares has been reduced or, pursuant to a resolution regarding further payment, increased during the financial year in respect of which the distribution is being made, the said distribution shall be reduced or increased by an amount equal to the percentage of the amount of the reduction or increase as referred to hereinbefore, calculated from the moment the reduction was effected or at which further payment became compulsory.	
c. If and in so far as the profit is not sufficient fully to effect the distribution as referred to in this paragraph, the shortfall shall be distributed from the reserves in so far as this does not violate the provisions of paragraph 7 of this Article, provided that the payment may not be from the account of the share premium reserve 'A'.	c. If and in so far as the profit is not sufficient fully to effect the distribution as referred to in this paragraph, the shortfall shall be distributed from the reserves in so far as this does not violate the provisions of paragraph 7 of this Article, provided that the payment may not be from the account of the share premium reserve 'A'.	

If and in so far as the distribution as referred to in the first sentence cannot be made from the reserves - after application of the provisions of the first paragraph - such a distribution to the holders of cumulative preference 'D' shares shall first be made from the profit for subsequent financial years as to fully make up for the shortfall before the provisions of the following paragraphs of this Article may be effected.	If and in so far as the distribution as referred to in the first sentence cannot be made from the reserves - after application of the provisions of the first paragraph - such a distribution to the holders of cumulative preference 'D' shares shall first be made from the profit for subsequent financial years as to fully make up for the shortfall before the provisions of the following paragraphs of this Article may be effected.	
d. No distributions other than those prescribed in this Article and in Article 30 hereinafter shall be made on cumulative preference 'D' shares.	d. No distributions other than those prescribed in this Article and in Article 30 hereinafter shall be made on cumulative preference 'D' shares.	
e. If the profit for a specific financial year is adopted and one or more cumulative preference 'D' shares have been cancelled on repayment during that financial year, those who were the holders of the cumulative preference 'D' shares in question at the time of the said cancellation, as evidenced by the shareholders' register as referred to in Article 7 hereinbefore, shall have a non-negotiable right to distribution of the profit as outlined hereinafter. The profit to be distributed where possible to the said holder of cumulative	e. If the profit for a specific financial year is adopted and one or more cumulative preference 'D' shares have been cancelled on repayment during that financial year, those who were the holders of the cumulative preference 'D' shares in question at the time of the said cancellation, as evidenced by the shareholders' register as referred to in Article 7 hereinbefore, shall have a non-negotiable right to distribution of the profit as outlined hereinafter. The profit to be distributed where possible to the said holder of cumulative	

preference 'D' shares shall be equal to the value of the distribution to which the party concerned would be entitled on the grounds of the provisions of this *paragraph if he had still been the* holder of the cumulative preference 'D' shares as referred to hereinbefore at the time the profit was adopted, calculated on a pro rata basis over the period during which he was the holder of the said cumulative preference 'D' shares in the financial year in question, from which distribution a deduction shall be made in the amount of the distribution having been made in accordance with the provisions of paragraph 8 hereinafter.	preference 'D' shares shall be equal to the value of the distribution to which the party concerned would be entitled on the grounds of the provisions of this *paragraph if he had still been the* holder of the cumulative preference 'D' shares as referred to hereinbefore at the time the profit was adopted, calculated on a pro rata basis over the period during which he was the holder of the said cumulative preference 'D' shares in the financial year in question, from which distribution a deduction shall be made in the amount of the distribution having been made in accordance with the provisions of paragraph 8 hereinafter.	
f. In the event that an issue of cumulative preference 'D' shares has been made in the course of any financial year, the dividend on the cumulative preference 'D' shares concerned shall be deducted proportionately until the relevant date of issue.	f. In the event that an issue of cumulative preference 'D' shares has been made in the course of any financial year, the dividend on the cumulative preference 'D' shares concerned shall be deducted proportionately until the relevant date of issue.	
27.3. a. A dividend shall subsequently be distributed on the cumulative preference 'E' shares of each series equal to a percentage calculated on the amount paid up on the cumulative preference 'E' shares of the relevant	27.3. a. A dividend shall subsequently be distributed on the cumulative preference 'E' shares of each series equal to a percentage calculated on the amount paid up on the cumulative preference 'E' shares of the relevant	

series by taking the arithmetic mean of the effective yield on the Netherlands Government Loans to be outlined hereinafter as drawn up by the Netherlands Central Statistical Office and entered in the official price list of Amsterdam Exchanges N.V. for the last twenty trading days prior to the date of initial issue of cumulative preference 'E' shares of the related series.	series by taking the arithmetic mean of the effective yield on the Netherlands Government Loans to be outlined hereinafter as drawn up by the Netherlands Central Statistical Office and entered in the official price list of Euronext Amsterdam N.V. for the last twenty trading days prior to the date of initial issue of cumulative preference 'E' shares of the related series.	Amendment because of the change of name of Amsterdam Exchanges N.V.
b. The Netherlands Government Loans as referred to in the preceding paragraph shall be taken to include the Netherlands Government Loans having a (residual) term of seven to eight years. In the event that the effective yield on these Netherlands Government Loans is not computed by the Netherlands Central Statistical Office or entered in the official price list of Amsterdam Exchanges N.V. at the time the calculation of the dividend percentage is made, the Netherlands Government Loans as referred to in the preceding paragraph shall be taken to mean the Netherlands Government Loans having a (residual) term which matches as closely as possible a (residual) term of seven to eight years	b. The Netherlands Government Loans as referred to in the preceding paragraph shall be taken to include the Netherlands Government Loans having a (residual) term of seven to eight years. In the event that the effective yield on these Netherlands Government Loans is not computed by the Netherlands Central Statistical Office or entered in the official price list of Euronext Amsterdam N.V. at the time the calculation of the dividend percentage is made, the Netherlands Government Loans as referred to in the preceding paragraph shall be taken to mean the Netherlands Government Loans having a (residual) term which matches as closely as possible a (residual) term of seven to eight years	Amendment because of the change of name of Amsterdam Exchanges N.V.

the effective yield of which is computed by the Netherlands Central Statistical Office and published as referred to hereinbefore at the time the calculation of the dividend percentage is made, albeit with a maximum (residual) term of eight years.	the effective yield of which is computed by the Netherlands Central Statistical Office and published as referred to hereinbefore at the time the calculation of the dividend percentage is made, albeit with a maximum (residual) term of eight years.	
c. On the first day of January of the year following the year in which seven years will have elapsed following the date on which cumulative preference 'E' shares of the relevant series were issued and every seven years thereafter, the dividend percentage of cumulative preference 'E' shares of the relevant series will be adjusted to the effective yield of the Netherlands Government Loans as referred to in the preceding clauses, calculated in the manner as outlined hereinbefore, with the proviso that the stated average shall be calculated on the last twenty trading days prior to the date as at which the dividend percentage is being adjusted.	c. On the first day of January of the year following the year in which seven years will have elapsed following the date on which cumulative preference 'E' shares of the relevant series were issued and every seven years thereafter, the dividend percentage of cumulative preference 'E' shares of the relevant series will be adjusted to the effective yield of the Netherlands Government Loans as referred to in the preceding clauses, calculated in the manner as outlined hereinbefore, with the proviso that the stated average shall be calculated on the last twenty trading days prior to the date as at which the dividend percentage is being adjusted.	
d. If and in so far as the profit is not sufficient fully to effect the distribution as referred to in this paragraph, the shortfall shall be distributed from the reserves in so far as this does not violate the provisions of paragraph 7 of	d. If and in so far as the profit is not sufficient fully to effect the distribution as referred to in this paragraph, the shortfall shall be distributed from the reserves in so far as this does not violate the provisions of paragraph 7 of	

this Article, provided that the payment may not be to the account from the share premium reserve A. If and in so far as the distribution as referred to in this paragraph cannot be made from the reserves, such a distribution to the holders of cumulative preference 'E' shares shall first be made, subject to application of the provisions of paragraph 2 hereinbefore, from the profit for subsequent financial years as to fully make up for the shortfall before the provisions of the following paragraphs of this Article may be effected. In the event that the provisions of this clause d. are applied, the holders of the various series shall receive equal treatment.	this Article, provided that the payment may not be to the account from the share premium reserve A. If and in so far as the distribution as referred to in this paragraph cannot be made from the reserves, such a distribution to the holders of cumulative preference 'E' shares shall first be made, subject to application of the provisions of paragraph 2 hereinbefore, from the profit for subsequent financial years as to fully make up for the shortfall before the provisions of the following paragraphs of this Article may be effected. In the event that the provisions of this clause d. are applied, the holders of the various series shall receive equal treatment.	
e. In the event that the amount prescribed to be paid in on the cumulative preference 'E' shares has been reduced during the financial year in respect of which the distribution is being made, the said distribution will be reduced by an amount equal to the percentage of the amount of the reduction as referred to hereinbefore, calculated from the moment the reduction was effected.	e. In the event that the amount prescribed to be paid in on the cumulative preference 'E' shares has been reduced during the financial year in respect of which the distribution is being made, the said distribution will be reduced by an amount equal to the percentage of the amount of the reduction as referred to hereinbefore, calculated from the moment the reduction was effected.	

No distributions other than those prescribed in this Article and in Article 30 hereinafter shall be made on cumulative preference 'E' shares.	No distributions other than those prescribed in this Article and in Article 30 hereinafter shall be made on cumulative preference 'E' shares.	
f. If the profit for a specific financial year is adopted and one or more cumulative preference 'E' shares have been cancelled on repayment during that financial year, those who were the holders of the cumulative preference 'E' shares in question at the time of the said cancellation, as evidenced by the shareholders' register as referred to in Article 7 hereinbefore, shall have a non-negotiable right to distribution of the profit as outlined hereinafter. The profit to be distributed where possible to the said holder of cumulative preference 'E' shares shall be equal to the value of the distribution to which the party concerned would be entitled on the grounds of the provisions of this paragraph if he had still been the holder of the cumulative preference 'E' shares as referred to hereinbefore at the time the profit was adopted, calculated on a pro rata basis over the period during which he was the holder of the said cumulative preference 'E' shares in the financial year in question,	f. If the profit for a specific financial year is adopted and one or more cumulative preference 'E' shares have been cancelled on repayment during that financial year, those who were the holders of the cumulative preference 'E' shares in question at the time of the said cancellation, as evidenced by the shareholders' register as referred to in Article 7 hereinbefore, shall have a non-negotiable right to distribution of the profit as outlined hereinafter. The profit to be distributed where possible to the said holder of cumulative preference 'E' shares shall be equal to the value of the distribution to which the party concerned would be entitled on the grounds of the provisions of this paragraph if he had still been the holder of the cumulative preference 'E' shares as referred to hereinbefore at the time the profit was adopted, calculated on a pro rata basis over the period during which he was the holder of the said cumulative preference 'E' shares in the financial year in question,	

from which distribution shall be deducted the value of the distribution having been made in accordance with the provisions of paragraph 8 of this Article.	from which distribution shall be deducted the value of the distribution having been made in accordance with the provisions of paragraph 8 of this Article.	
g. In the event of the first issue of cumulative preference 'E' shares forming part of a series having been made in the course of any financial year, the dividend on the cumulative preference 'E' shares concerned shall be deducted proportionately until the first date of issue.	g. In the event of the first issue of cumulative preference 'E' shares forming part of a series having been made in the course of any financial year, the dividend on the cumulative preference 'E' shares concerned shall be deducted proportionately until the first date of issue.	
27.4. From the profits which shall remain after application of the provisions of paragraph 3 such amounts will be reserved as the Executive Board subject to the approval of the Supervisory Board shall decide.	27.4. From the profits which shall remain after application of the provisions of paragraph 3 such amounts will be reserved as the Executive Board subject to the approval of the Supervisory Board shall decide.	
27.5. The profit remaining after satisfaction of the provisions of the previous paragraphs of this Article shall be at the free disposal of the General Meeting. In a tie vote regarding a proposal to distribute or reserve profits, the profits concerned shall be reserved.	27.5. The profit remaining after satisfaction of the provisions of the previous paragraphs of this Article shall be at the free disposal of the General Meeting. In a tie vote regarding a proposal to distribute or reserve profits, the profits concerned shall be reserved.	
27.6. Any distribution other than an interim dividend may be made only after approval of the annual accounts which show that they are justified.	27.6. Any distribution other than an interim dividend may be made only after approval of the annual accounts which show that they are justified.	
27.7. The Company may distribute profits only if	27.7. The Company may distribute profits only if	

and to the extent that its shareholders' equity is greater than the sum of the paid and called-up part of the issued capital and the reserves which must be maintained by virtue of the law.	and to the extent that its shareholders' equity is greater than the sum of the paid and called-up part of the issued capital and the reserves which must be maintained by virtue of the law.	
27.8. In the event of cancellation with repayment of cumulative preference 'A' shares and/or cumulative preference 'D' shares and/or cumulative preference 'E' shares a distribution will be made on the cancelled cumulative preference 'A' shares respectively cumulative preference 'D' shares respectively cumulative preference 'E' shares on the day of repayment, which distribution will be calculated as much as possible in accordance with the provisions of paragraph 1 respectively paragraph 2 respectively paragraph 3 of this Article and pro rata temporis to be calculated on the period from the day on which a distribution as meant in paragraph 1 was made for the last time - or if the cumulative preference 'A' shares respectively cumulative preference 'D' shares respectively cumulative preference 'E' shares have been issued following such day: from the day of issue - until the day of repayment, without prejudice to the provisions of Article 105, Book 2.	27.8. In the event of cancellation with repayment of cumulative preference 'A' shares and/or cumulative preference 'D' shares and/or cumulative preference 'E' shares a distribution will be made on the cancelled cumulative preference 'A' shares respectively cumulative preference 'D' shares respectively cumulative preference 'E' shares on the day of repayment, which distribution will be calculated as much as possible in accordance with the provisions of paragraph 1 respectively paragraph 2 respectively paragraph 3 of this Article and pro rata temporis to be calculated on the period from the day on which a distribution as meant in paragraph 1 was made for the last time - or if the cumulative preference 'A' shares respectively cumulative preference 'D' shares respectively cumulative preference 'E' shares have been issued following such day: from the day of issue - until the day of repayment, without prejudice to the provisions of Article 105, Book 2.	

27.9. For the purposes of determining the allocation of profits any shares or depository receipts held by the Company and any shares or depository receipts of which the Company has a usufruct shall not be taken into account.	27.9. For the purposes of determining the allocation of profits any shares or depository receipts held by the Company and any shares or depository receipts of which the Company has a usufruct shall not be taken into account.	
27.10. The General Meeting shall be authorised to resolve, at the proposal of the Executive Board, which proposal shall be subject to the approval of the Supervisory Board, to make distributions to the holders of ordinary shares from the general reserves.	27.10. The General Meeting shall be authorised to resolve, at the proposal of the Executive Board, which proposal shall be subject to the approval of the Supervisory Board, to make distributions to the holders of ordinary shares from the general reserves.	
27.11. Without prejudice to the provisions in Article 105, Book 2, interim dividends shall automatically be distributed on the cumulative preference 'A' shares semi-annually. The Executive Board subject to the approval of the Supervisory Board may resolve to declare interim dividends on the other classes of shares. Dividend payments as referred to in the second sentence of this paragraph may be made only if following the payment of such dividend, the interimdividend as referred to in the first sentence of this paragraph can still be made and furthermore if the provisions in Article 105, paragraph 4, Book 2 have been met.	27.11. Without prejudice to the provisions in Article 105, Book 2, interim dividends shall automatically be distributed on the cumulative preference 'A' shares semi-annually. The Executive Board subject to the approval of the Supervisory Board may resolve to declare interim dividends on the other classes of shares. Dividend payments as referred to in the second sentence of this paragraph may be made only if following the payment of such dividend, the interimdividend as referred to in the first sentence of this paragraph can still be made and furthermore if the provisions in Article 105, paragraph 4, Book 2 have been met.	

Article 28. 28.1. Dividends shall be made payable and distributable with effect from a date to be determined by the Supervisory Board, which date may differ for distributions on ordinary shares, on cumulative preference 'A' shares, on cumulative preference 'D' shares and for distributions on series cumulative preference 'E' shares. Dividends which have not been collected within five years of the start of the second day on which day became due and payable shall revert to the Company.	**Article 28.** 28.1. Dividends shall be made payable and distributable with effect from a date to be determined by the Supervisory Board, which date may differ for distributions on ordinary shares, on cumulative preference 'A' shares, on cumulative preference 'D' shares and for distributions on series cumulative preference 'E' shares. Dividends which have not been collected within five years of the start of the second day on which day became due and payable shall revert to the Company.	
28.2. Subject to the approval of the Supervisory Board, the Executive Board shall be authorised to determine that a distribution on ordinary shares whole or partly shall be made in the form of ordinary shares in the capital of the Company rather than cash, or to determine that the holders of ordinary shares whole or partly shall have the choice between distribution in cash or in the form of ordinary shares in the capital of the Company, in so far as the Executive Board has been appointed, in accordance with the provisions of Article 8 hereinbefore, as an administrative body authorised to resolve to issue such shares. Subject to the approval of the Supervisory Board, the Executive Board	28.2. Subject to the approval of the Supervisory Board, the Executive Board shall be authorised to determine that a distribution on ordinary shares whole or partly shall be made in the form of ordinary shares in the capital of the Company rather than cash, or to determine that the holders of ordinary shares whole or partly shall have the choice between distribution in cash or in the form of ordinary shares in the capital of the Company, in so far as the Executive Board has been appointed, in accordance with the provisions of Article 8 hereinbefore, as an administrative body authorised to resolve to issue such shares. Subject to the approval of the Supervisory Board, the Executive Board	

shall determine the conditions on which such a choice may be made. If the Executive Board is not appointed as the authorised body as mentioned hereinbefore, the General Meeting will have the authority as mentioned hereinbefore on the proposal of the Executive Board subject to the approval of the Supervisory Board.	shall determine the conditions on which such a choice may be made. If the Executive Board is not appointed as the authorised body as mentioned hereinbefore, the General Meeting will have the authority as mentioned hereinbefore on the proposal of the Executive Board subject to the approval of the Supervisory Board.	
Special resolutions. **Article 29.** 29.1. The following resolutions of the General Meeting may be passed only with the aforegoing approval of the meeting of holders of cumulative preference 'A' shares:	**Special resolutions.** **Article 29.** 29.1. <u>If cumulative preference 'A' shares are held by parties other than the Company</u>, the following resolutions of the General Meeting may be passed only with the aforegoing approval of the meeting of holders of cumulative preference 'A' shares:	This sentence has been added to avoid a dead-lock in the event that at some time there should be no holders of cumulative preference 'A' shares other than the Company.
a. a resolution to amend the articles 17, paragraph 4, 19, paragraph 2, 20, paragraph 9, 27, 30 and this Article 29, paragraph 1;	a. a resolution to amend the articles 17, paragraph 4, 19, paragraph 2, 20, paragraph 9, 27, 30 and this Article 29, paragraph 1;	
b. a resolution to issue cumulative preference 'A' shares and a resolution to appoint the Executive Board as the authorised body to issue cumulative preference 'A' shares as mentioned in Article 8;	b. a resolution to issue cumulative preference 'A' shares and a resolution to appoint the Executive Board as the authorised body to issue cumulative preference 'A' shares as mentioned in Article 8;	
c. a resolution to authorise the Executive Board to acquisition by the Company	c. a resolution to authorise the Executive Board to acquisition by the Company	

of shares in its own capital and a resolution to reduce the issued capital as provided in the Articles 10 and 11.	of shares in its own capital and a resolution to reduce the issued capital as provided in the Articles 10 and 11.	
29.2. Without prejudice to the provisions of paragraph 1 a resolution to amend these Articles of Association or to wind up the Company can only be adopted at the proposal of the Supervisory Board in a General Meeting in which at least half of the issued share capital is represented.	29.2. Without prejudice to the provisions of paragraph 1 a resolution to amend these Articles of Association or to wind up the Company can only be adopted at the proposal of the Supervisory Board in a General Meeting in which at least half of the issued share capital is represented.	
29.3. If at a meeting in which the proposal to adopt a resolution as referred to in paragraph 2 is made, the required capital is not represented, then a second meeting shall be called, to be held ultimately twenty-eight days after the first meeting and where, regardless of the capital represented the resolution as mentioned in that paragraph can be adopted. In the notice of convocation of the new meeting, it must be stated that and why a resolution can be adopted regardless of the capital represented at the meeting.	29.3. If at a meeting in which the proposal to adopt a resolution as referred to in paragraph 2 is made, the required capital is not represented, then a second meeting shall be called, to be held ultimately forty-five days after the first meeting and where, regardless of the capital represented the resolution as mentioned in that paragraph can be adopted. In the notice of convocation of the new meeting, it must be stated that and why a resolution can be adopted regardless of the capital represented at the meeting.	Period extended to allow more time for the preparation of the second meeting.
Winding up and liquidation. **Article 30.** 30.1. If the Company is wound up by resolution of the General Meeting, the liquidation shall be carried out in accordance with the provisions of the law. During the liquidation period the Articles of	**Winding up and liquidation.** **Article 30.** 30.1. If the Company is wound up by resolution of the General Meeting, the liquidation shall be carried out in accordance with the provisions of the law. During the liquidation period the Articles of	

Association shall, wherever possible, remain in full force.	Association shall, wherever possible, remain in full force.	
30.2. In the event of its voluntary winding up the Company shall continue in existence for such period of time as the liquidation of its assets and liabilities may require.	30.2. In the event of its voluntary winding up the Company shall continue in existence for such period of time as the liquidation of its assets and liabilities may require.	
30.3. In any document issued and notice served by the Company in the course of its winding up the words: "in liquidation" must be added to its name.	30.3. In any document issued and notice served by the Company in the course of its winding up the words: "in liquidation" must be added to its name.	
30.4. Unless otherwise resolved by the General Meeting or unless otherwise provided by law, the members of the Executive Board of the Company shall be the liquidators of the Company.	30.4. Unless otherwise resolved by the General Meeting or unless otherwise provided by law, the members of the Executive Board of the Company shall be the liquidators of the Company.	
30.5. All reports and statements concerning the winding up and the liquidation as required by law shall be filed by the liquidators at the Commercial Register.	30.5. All reports and statements concerning the winding up and the liquidation as required by law shall be filed by the liquidators at the Commercial Register.	
30.6. The surplus assets remaining after all the Company's liabilities have been satisfied shall, if possible, be applied successively as follows:	30.6. The surplus assets remaining after all the Company's liabilities have been satisfied shall, if possible, be applied successively as follows:	
a. to the holders of cumulative preference 'A' shares shall be distributed the amount compulsorily paid on their shares, increased with the deficit of distributable dividend in the previous years, the balance of the share premium reserve 'A' and increased	a. to the holders of cumulative preference 'A' shares shall be distributed the amount compulsorily paid on their shares, increased with the deficit of distributable dividend in the previous years, the balance of the share premium reserve 'A' and increased	

with a percentage on a yearly basis, referred to in Article 27, paragraph 1, of the amount compulsorily paid on those shares over the period on which no (interim)dividend has been paid on those shares until the date of distribution according to the plan of liquidation;	with a percentage on a yearly basis, referred to in Article 27, paragraph 1, of the amount compulsorily paid on those shares over the period on which no (interim)dividend has been paid on those shares until the date of distribution according to the plan of liquidation;	
b. to the holders of cumulative preference 'D' shares of the nominal value paid in per cumulative preference 'D' share held by them, augmented by the deficit of distributable dividend in the previous years and an amount equal to the percentage of the amount prescribed to have been paid in on the cumulative preference 'D' shares, as referred to in Article 27, paragraph 2, and calculated on each year or portion thereof in the period commencing on the day following the period with respect to which dividend was most recently paid on the cumulative preference 'D' shares, and ending on the date of the distribution on cumulative preference 'D' shares as referred to in this Article;	b. to the holders of cumulative preference 'D' shares of the nominal value paid in per cumulative preference 'D' share held by them, augmented by the deficit of distributable dividend in the previous years and an amount equal to the percentage of the amount prescribed to have been paid in on the cumulative preference 'D' shares, as referred to in Article 27, paragraph 2, and calculated on each year or portion thereof in the period commencing on the day following the period with respect to which dividend was most recently paid on the cumulative preference 'D' shares, and ending on the date of the distribution on cumulative preference 'D' shares as referred to in this Article;	
c. to the holders of cumulative preference 'E' shares of the value paid in per cumulative preference 'E' share held by them, augmented by the deficit of	c. to the holders of cumulative preference 'E' shares of the value paid in per cumulative preference 'E' share held by them, augmented by the deficit of	

distributable dividend in the previous years and an amount equal to the percentage calculated on the amount paid up on the cumulative preference 'E' shares as referred to in Article 27, paragraph 3, sub a., calculated on each year or portion thereof in the period commencing on the day following the period on which dividend was most recently paid on the cumulative preference 'E' shares and ending on the date of the distribution on cumulative preference 'E' shares as referred to in this Article; no distinction shall be made in the treatment of the holders of different series of cumulative preference 'E' shares;	distributable dividend in the previous years and an amount equal to the percentage calculated on the amount paid up on the cumulative preference 'E' shares as referred to in Article 27, paragraph 3, sub a., calculated on each year or portion thereof in the period commencing on the day following the period on which dividend was most recently paid on the cumulative preference 'E' shares and ending on the date of the distribution on cumulative preference 'E' shares as referred to in this Article; no distinction shall be made in the treatment of the holders of different series of cumulative preference 'E' shares;	
d. the balance shall be distributed among the holders of ordinary shares in proportion to the number of ordinary shares held by each of them.	d. the balance shall be distributed among the holders of ordinary shares in proportion to the number of ordinary shares held by each of them.	
30.7. After the legal entity has ceased to exist the books and records of the Company shall remain in the custody of the person designated for that purpose by the liquidators for a period of seven years.	30.7. After the legal entity has ceased to exist the books and records and other data carriers of the Company shall remain in the custody of the person designated for that purpose by the liquidators for a period of seven years.	Explanation

nutreco

United States Securities and Exchange Commission Washington, D.C. 20549	
Filing pursuant to Rule 12g3-2(b)	
ISSUER Nutreco Holding N.V.	FILE NO. 82- 4927

02 JUN 17 AM 11:19

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

NUTRECO HOLDING N.V.

JUNE 20, 2002

AGENDA ITEM 2

AMENDMENT OF THE ARTICLES OF ASSOCIATION

(draft deed)

UNOFFICIAL TRANSLATION

two thousand two appears before me, Mr Paul Klemann, notaris (civil-law notary) practising in Amsterdam:

**

The person appearing declares that on the twenty-third day of May two thousand two the general meeting of shareholders of Nutreco Holding N.V., a limited liability company, with corporate seat in Boxmeer and address at: 5831 JN Boxmeer, Veerstraat 38, resolved to amend its articles of association, as well as to authorise the person appearing to execute this deed.
Pursuant to those resolutions the person appearing declares that she amends the company's articles of association such that these shall read in full as follows

ARTICLES OF ASSOCIATION :

Name and Registered Office.

Article 1.

1.1. The Company is a limited liability company and its name is: Nutreco Holding N.V.

1.2. The Company has its registered office in Boxmeer. The Company may have branch offices elsewhere, also outside the Netherlands.

Objectives.

Article 2.

2.1. The objectives for which the Company is established are:

a. to participate in, to finance and administer companies, business enterprises and other business undertakings, to borrow moneys and to furnish moneys on loan and in general to enter into financial transactions, to furnish guarantees and to render services in the field of commerce and finance, to buy and sell promissory notes, to acquire, hold, dispose of or in any other way to deal with all kinds of participation and interests in other companies, business enterprises and other business undertakings;

b. to commercialize licences, copyrights, patents, designs, secret processor formulae, trademarks and similar interests, to promote the selling and purchasing of - as well as the trade in - the aforementioned objects, including the giving of the use of these objects;

c. to acquire royalties and other income connected with the activities as mentioned under b;

d. to acquire, hold, exploit, turn to account, to encumber, dispose of or in any other way utilize movables and immovables;

e. to render services to other companies, including the promotion of the communication with other companies;

f. for purposes not related to the conduct of its business to make periodic payments for or towards pension or superannuation funds or other objects;

g. to perform all acts that are advisable, necessary, usual or related to the abovementioned objectives, which shall include but not be limited to all acts that relate to the management of, the acting in conjunction with, the participating in, the acquiring of or the merging or amalgamating with other business enterprises or companies with objects equal or related to those that have been stated above.

2.2. The Company shall have power to form and to acquire and to participate in any other trade, business or business enterprises having one or more objectives as specified in paragraph 1 hereof or being related thereto or whose objects are capable of being conducive, in whole or in part, to the promotion of one or more of the objectives specified in paragraph 1 hereof.

2.3. The Company may not grant any loans, provide any collateral, guarantee the price, otherwise guarantee or otherwise bind itself jointly and severally with or for third parties, for the purpose of the subscription or acquisition by third parties of shares in its own capital or of depository receipts issued therefor.

The prohibition in the last sentence shall not apply if shares or depository receipts are subscribed or acquired by employees of the Company or of a group company.

2.4. The objects specified above must be given the widest possible meaning.

2.5. The Executive Board shall have power without the approval of the general meeting of shareholders, subject to the approval of the Supervisory Board to enter into agreements as referred to in Article 94 of Book 2.

Capital.

Article 3.

3.1. The authorized capital of the Company amounts to forty-one million five hundred and twenty thousand euro (EUR 41,520,000), divided into fifty-five million (55,000,000) ordinary shares, sixteen million (16,000,000) cumulative preference 'A' shares, seventy-one million (71,000,000) cumulative preference 'D' shares and thirty-one million (31,000,000) cumulative preference 'E' shares - hereinafter to be referred to as: "cumulative preference 'E' shares" -

subdivided into five series, numbered 1 up to and including 5, of six million two hundred thousand (6,200,000) cumulative preference 'E' shares each.

3.2. The nominal value of each of the shares specified in paragraph 1 of this Article is twenty-four eurocents (EUR 0.24).

Definitions.

Article 4.

4.1. In these Articles of Association the following words and expressions shall have the meanings hereby assigned to them:

a. Book 2 means: Book 2 of the Netherlands Civil Code;
b. Executive Board/member(s) Executive Board means: the body of persons/individual person(s) of the Company in the terms as defined in Book 2;
c. the General Meeting means: the general meeting of shareholders as body of the Company, and also: meetings of that body of members;
d. shares means: both the ordinary shares, the cumulative preference 'A' shares, the cumulative preference 'D' shares as well as each of the series cumulative preference 'E' shares in the capital of the Company, unless otherwise stated or apparent from the context;
e. shareholders: both the holders of ordinary shares, the holders of cumulative preference 'A' shares, the holders of cumulative preference 'D' shares as well as the holders of each of the series cumulative preference 'E' shares, unless otherwise stated or apparent from the context;
f. transfer restrictions means: the provisions in these Articles of Association which limit the transferability of cumulative preference 'A' shares, cumulative preference 'D' shares and each of the series cumulative preference 'E' shares;
g. depository receipts means: registered depository receipts issued for shares without the cooperation of the Company;
h. persons entitled to attend General Meetings means: shareholders with or without voting rights, and also includes persons who possess usufruct of shares and are entitled to vote such shares and persons to whom shares have been pledged and are entitled to vote such shares, all this without prejudice to paragraph 1 of Article 20;
i. receipt holders' rights means: the rights which by law vest in persons entitled to attend General Meetings, including but not limited to the right to receive notice of General Meetings, the right to attend such meetings and the right to take the floor at such meetings

j. annual accounts means: the balance sheet, the profit and loss account and the explanatory notes thereon;

k. amount compulsorily paid means: the nominal value paid by the shareholders of a certain class of shares on their shares together with the capital surplus compulsorily paid on those shares.

4.2. The expressions "written" and "in writing" also mean: communications sent by telegraph, telex, telecopier or by any other means of telecommunication capable of transmitting written text.

Shares. Share certificate ordinary shares in bear form. Depository Receipts. Usufruct and pledge of shares.

Article 5.

5.1. The ordinary shares shall be bearer or registered shares at the option of the shareholder. The cumulative preference 'A' shares, the cumulative preference 'D' shares and each of the series cumulative preference 'E' shares shall be registered shares. No certificates are issued in respect of registered shares. The holders of registered shares are listed in the shareholders register. The cumulative preference 'A' shares shall be identified by the letters: CPA, the cumulative preference 'D' shares shall be identified by the letters: CPD and the series cumulative preference 'E' shares by the letters: 1CPE, respectively 2CPE, respectively 3CPE, respectively 4CPE, respectively 5CPE. The Executive Board may number the shares in consecutive order, in which case the numbering of the ordinary shares shall start from number 1, the numbering of the cumulative preference 'A' shares from number CPA1, the numbering of the cumulative preference 'D' shares from number CPD1 and the numbering of the five series cumulative preference 'E' shares from number 1CPE1, respectively 2CPE1, respectively 3CPE1, respectively 4CPE1, respectively 5CPE1, and subject to this provision the Executive Board may with due observance of the provisions of the previous sentence, change the numbering of shares.

5.2. All ordinary shares in bearer form shall be embodied in one share certificate.

5.3. Upon subscription for ordinary shares in bearer form to be issued, the person who acquires a right vis-à-vis the Company to an ordinary share shall receive a right in respect of an ordinary share in bearer form in the following manner.

5.4. The Company shall have the share certificate referred to in paragraph 2 kept in custody for the person or persons entitled by the Nederlands Centraal Instituut voor Giraal Effectenverkeer (Dutch Central Institute for Giro Securities Transactions), being the central institute within the meaning of the Wet giraal effectenverkeer (Act on giro securities transactions) (hereinafter: "Necigef").

5.5. The Company grants a right in respect of an ordinary share to a person entitled because (a) Necigef enables the Company to add a share (or have this done) to the share certificate concerned and (b) the person entitled designates an affiliated institution as referred to in the Wet giraal effectenverkeer (hereinafter: "Affiliated Institution"), which credits him accordingly as joint holder (hereinafter: "Joint Holder") in the collective deposit within the meaning of the Wet giraal effectenverkeer.

5.6. Without prejudice to article 20, paragraph 5, the administration of the share certificate is irrevocably assigned to Necigef and Necigef is irrevocably empowered to do whatever is necessary in respect of the shares concerned on behalf of the person or persons entitled, including acceptation, transfer and co-operation in adding to and deducting from the share certificate.

5.7. If a Joint holder of the Affiliated Institution requires surrender of one or more ordinary shares in bearer form up to at most an number for which he is Joint holder, (a) Necigef shall transfer the shares by deed to the person entitled, (b) the Company shall acknowledge the transfer, (c) Necigef shall enable the Company to deduct the shares from the share certificate (or have this done), (d) the Affiliated Institution concerned shall debit the person entitled accordingly as Joint Holder in its collective deposit and (e) the Company shall register the holder (or have this done) as holder of a share in registered form in the shareholders register. Under the provisions of this paragraph or paragraph 8, the Company may only charge the shareholder, who has his shares registered in registered form or in bearer form, the costs for doing so.

5.8. A holder of an ordinary share in registered form may have the same registered in bearer form at any time because (a) the person entitled transfers this share by deed to Necigef, (b) the Company acknowledges the transfer, (c) Necigef enables the Company to add the shares to the share certificate (or have this done), (d) an Affiliated Institution designated by the person entitled credits the person entitled accordingly as Joint Holder in its collective deposit and (e) th Company deregisters the person entitled (or has this done) as holder of the share concerned in the shareholders register.

5.9. The share certificate shall be signed personally by a member of the Executive Board.

5.10. If the share certificate has been lost, the Executive Board may issue a duplicate certificate, under such terms and conditions as the Executive Board shall attach to the same. Following issue of this document, which shall bear the word duplicate, the original document shall be void vis-à-vis the Company.

5.11. The Company may not give its cooperation in the issue of depository receipts for shares.

5.12. Shares may be encumbered with usufruct. If at the creation of the usufruct it has been provided that the right to vote shall vest in the usufructuary and the usufructuary is a person to whom the shares cannot be freely transferred, he shall have that right only if the granting of the voting right to the usufructuary and - in the case of assignment or transmission of the usufruct - the transmission of the voting right has been approved by the General Meeting with a majority of at least seventy-five (75%) percent of the votes cast.

5.13. Shares may be pledged as security. If at the creation of the pledge it has been provided that the right to vote shall vest in the pledgee and the pledgee is a person to whom the shares cannot be freely transferred, he shall have that right only if the grant of the pledge has been approved by the General Meeting with a majority of at least seventy-five (75%) percent of the votes cast. If the rights of the pledgee pass to another person, such person shall have the voting right only if the transmission of the voting right has been approved by the General Meeting with a majority of seventy-five percent (75%) of the votes cast.

5.14. A shareholder who in consequence of usufruct or a pledge created on his shares is not entitled to vote, usufructuaries entitled to vote and pledgees entitled to vote shall possess the receipt holders' rights.

Transfer of registered shares. Exercise of shareholder´s rights.

Article 6.

6.1. The transfer of registered shares shall require a deed signed for that purpose in accordance with the provisions as laid down in Article 86c, Book 2.
In the event of partly paid up cumulative preference 'D' shares the instrument may be acknowledged only if the instrument of transfer has an officially recorded date.

6.2. Paragraph 1 of this Article shall apply mutatis mutandis to the creation and transfer of usufruct of registered shares, to the creation of a pledge upon registered shares and to the division of any community of property or joint estate of which registered shares or a usufruct of registered shares are part.

Supply of residence and address. Notices and announcements. Register of shareholders.

Article 7.

7.1. Holders of registered shares, pledgees and usufructuaries of registered shares must supply their residence and address to the Company in writing.

7.2. Notices, announcements and generally all communications intended for the persons referred to in paragraph 1 of this Article are to be sent in writing to the addresses they have supplied to the Company.

Notwithstanding the provisions of the last sentence, the provisions of Article 9, paragraph 3 and the provisions of Article 22, paragraph 3, all notices and communications to shareholders shall be by way of advertisement in a nationwide published daily newspaper and – in the case of a quotation as referred to in Article 9, paragraph 3 - in the Official Publication List of Euronext Amsterdam N.V.

Notices and communications which, according to the law or these Articles of Association must be addressed to the General Meeting, are to be effected by including them either in the notice for a general meeting or in a document, which is available for inspection at the Company's offices, provided this is mentioned in the notice.

7.3. Notwithstanding the provision at the last sentence of the last paragraph, notices, announcements and generally all communications intended for the Company and/or a body of the Company are to be sent in writing to the Company's address.

7.4. The Executive Board shall keep a register in which shall be recorded:

a. the names and addresses of all holders of registered shares as supplied by those persons to the Company, the number of shares they hold, specifying the class of the shares and their identifying numbers, if any, and the date on which they acquired the shares, the date of acknowledgement by or service upon the Company of notice of the acquisition of the shares, the date of registration as well as the amount paid on each share;

b. the names and addresses of usufructuaries and pledgees of registered shares as supplied by those persons to the Company, the date on which they acquired such usufruct or pledge, the number and class(es) of shares in respect of which they possess such usufruct or pledge and the identifying numbers, if any, of those shares, the date of acknowledgement by or service upon the Company of notice of such acquisition, the date of registration, as well as notes specifying whether or not the right to vote and the receipt holders' rights vest in the usufructuary or pledgee concerned;

c. each and any release from liability granted in respect of monies unpaid on shares.

7.5. The register of shareholders shall be updated at regular times. The pages of the register shall be numbered consecutively and shall be initialled by a member of the Executive Board. Each entry or note made in the register shall be initialled in the same manner.

For this purpose a facsimile signature shall be deemed a personal signature.

7.6. Upon request, the Executive Board shall supply to any shareholder, usufructuary or pledgee an extract from the register of shareholders in respect of his rights to a share. If the share is encumbered with a usufruct or a pledge, the extract shall state which person possesses the right to vote and which person has the receipt holders' rights.

7.7. The Executive Board shall keep the register of shareholders at the office of the Company where it shall be open to the inspection of any shareholder, and any usufructuary and any pledgee of such shares who has the receipt holders' rights.

The particulars recorded in the register in respect of partly-paid shares shall be open to public inspection; a copy of or an extract from such particulars shall be supplied at a charge not exceeding cost.

Issue of shares.

Article 8.

8.1. Shares shall be issued pursuant to a resolution of the General Meeting subject to the approval of the Supervisory Board. Subject to the approval of the Supervisory Board, the General Meeting may designate the Executive Board as the authorised body to resolve to issue shares; as long as the Executive Board is authorised to resolve to issue shares, the General Meeting is not allowed to resolve to issue shares.

8.2. Subject to the approval of the Supervisory Board, the General Meeting or, as the case may be the Executive Board shall determine the price and the further terms and conditions of the issue, with due observance of the other provisions on this matter in these Articles of Association.

8.3. If the Executive Board is designated as the authorised body to resolve to issue shares, it is determined on such designation which number and which class of shares may be issued. On such a designation the period of the designation shall also be determined, which period may not exceed five years. The designation may be extended, from time to time, for periods not exceeding five years. Unless such designation provides otherwise, it may not be withdrawn.

8.4. A valid resolution of the General Meeting to issue or to designate the Executive Board to do so, shall require the approval of the Supervisory Board besides a prior or simultaneous resolution of approval by each group of holders of the same class of shares to whose rights the issue is detrimental.

8.5. Within eight days of a resolution by the General Meeting to issue or to designate the Executive Board, the Executive Board shall deposit the full text of the resolution at the commercial register.

8.6. Within eight days of each issue of shares, the Executive Board shall report the same to the commercial register, stating the number and class.

8.7. The provisions of the previous paragraphs shall apply correspondingly to the granting of rights to subscribe for shares, but shall not apply to an issue of shares to a person who exercises a previously acquired right to subscribe for shares.

8.8. The Company cannot subscribe for shares in its own capital.

8.9. a. If the Executive Board has been authorized to resolve to issue shares, it shall for the issue of cumulative preference 'D' shares – including in this paragraph the granting of a right to take cumulative preference 'D' shares but not to an issue of cumulative preference 'D' shares to a person who exercises a previously acquired right to subscribe for cumulative preference 'D' shares - have the duty to explain the reason(s) of such issue at a General Meeting to be held within thirty days after those shares have been issued, unless such explanation has been given at a previous General Meeting.

b. If cumulative preference 'D' shares have been issued by virtue of a resolution to issue, or a resolution to grant rights to take shares, passed by the Executive Board without the prior approval or other assistance of the General Meeting, the Executive Board shall convene a General Meeting within two years of that issue and put a proposal to that meeting concerning purchase or cancellation of said issued cumulative preference 'D' shares. If the resolution for purchase or cancellation of the cumulative preference 'D' shares is not passed in that meeting the Executive Board shall, in each instance within two years after the aforementioned proposal has been put up for discussion, again convene a General Meeting in which such a proposal shall be made again, which obligation no longer exists if the said shares are no longer issued or are no longer held by another than the Company.

8.10. Ordinary shares, cumulative preference 'A' shares and cumulative preference 'E' shares may be issued only against payment in full; cumulative preference 'D' shares may be issued against partial payment, provided however that the part of the nominal amount of each cumulative preference 'D' share which must be paid - irrespective of when it is issued - must be the same, and that at least one-fourth of the nominal amount must be paid up when the share is taken.

8.11. The Executive Board may with the approval of the Supervisory Board resolve that payment on shares shall be made by some other means than payment in cash.

8.12. Subject to the approval of the Supervisory Board, the Executive Board may resolve on which day and up to which amount further payment on non-fully paid cumulative preference 'D' shares must be made.

The Executive Board shall notify the holders of cumulative preference 'D' shares of any resolution for further issue without delay, stating explicitly the contents of paragraph 13 of this

Article; there shall be at least four weeks between such notification and the day on which payment must have been made.

8.13. If a shareholder defaults in satisfying his further payment obligation – which is the case by the mere expiry of the stated term - he shall be required, as of the day on which the payment should have been made, to pay to the Company the statutory interest and to indemnify the Company for any further loss occurred as a result of his failing. In addition, he may, as long as he has not met his obligation for further payment, not exercise the right to meet and vote vested in the relevant shares and the right to distributions on those shares shall be suspended.

Pre-emptive right at issue of shares.

Article 9.

9.1. Each holder of ordinary shares shall have a pre-emptive right regarding new ordinary shares to be issued against payment in cash.

Each holder of cumulative preference 'A' shares shall have a pre-emptive right regarding new cumulative preference 'A' shares against payment in cash.

Holders of cumulative preference 'D' shares and cumulative preference 'E' shares shall have no pre-emptive right in respect of shares that are issued. Holders of ordinary shares and holders of cumulative preference 'A' shares shall have no pre-emptive right in respect of cumulative preference 'D' shares and cumulative preference 'E' shares that are issued.

The pre-emptive right shall endure to the benefit of the shareholders concerned pro rata to their holdings - as at the date of the resolution to issue shares - of the shares from which they derive their pre-emptive right. Without prejudice to the foregoing the shareholders referred to in this paragraph shall not have the pre-emptive right in the cases where such right is withheld by virtue of mandatory provisions of the law.

If any shareholder fails to exercise his pre-emptive right or does not exercise it on time or in full, the pre-emptive right in respect of the shares of that class so becoming available shall endure to the benefit of the other shareholders of that class.

9.2. Subject to the approval of the Supervisory Board and with due observance of this Article, the resolution to issue new shares by the General Meeting or the Executive Board, as the case may be, shall provide in which manner and within which period of time the pre-emptive right can be exercised.

9.3. A share issue at which shareholders may exercise a pre-emptive right and the period during which said right is to be exercised shall be announced in the State Gazette, in a nationwide published daily newspaper and – in case shares in the share capital of the Company have been admitted to the Amsterdam Stock Exchange - in the Official Price List of Euronext Amsterdam N.V. The pre-emptive right may be exercised during at least two weeks after publication in the State Gazette.

9.4. Subject to the approval of the Supervisory Board pre-emption rights on ordinary shares and cumulative preference 'A' shares may be limited or excluded. In the proposal in respect thereof, the reasons for the proposal and the selection of the intended issue price shall be explained in writing.

9.5. Restriction or exclusion of the pre-emption right shall take place by a resolution of the General Meeting, unless the Executive Board is empowered to do so. The power to do so may be given to the Executive Board by a resolution of the General Meeting for a fixed period not exceeding five years, but such a designation may only occur, if the Executive Board also shall be designated at the same time or was designated as the authorised body to resolve to issue shares.

The designation may be extended, from time to time, for periods not exceeding five years. The designation is only valid as long as the Executive Board is the authorised body to resolve to issue shares. Unless such designation provides otherwise, it may not be withdrawn.

9.6. If less than one-half of the issued capital is represented at the meeting, a majority of at least two-thirds of the votes cast shall be required for a resolution of the General Meeting to restrict or exclude the pre-emption right or to make such designation as meant in the last paragraph. Within eight days after the resolution the Executive Board shall deposit the full text of the resolution at the commercial register.

9.7. The provisions of the preceding paragraph of this Article shall apply mutatis mutandis to the granting of rights to take shares.

Shareholders shall have no pre-emptive right in respect of shares issued to a person exercising a previously acquired right to take shares.

Acquisition by the Company of its own shares or depository receipts of such shares. The transfer or disposal thereof and the creation of limited rights to own shares or depository receipts thereof held by the company.

Article 10.

10.1. Any acquisition by the Company of partly-paid shares in its own capital shall be null and void.

10.2. Subject to the authorisation by the General Meeting and the given approval by the Supervisory Board and without prejudice to the provision in section 98d, Book 2, the Executive Board may cause the Company to acquire fully paid up shares in its own share capital for a consideration, if:

a. its shareholders' equity, less the acquisition price, is not less than the sum of the paid and called up part of its capital and the reserves which must be maintained by law;

b. the nominal amount of the shares in its share capital which the Company acquires, holds, holds as pledgee or which are held by a subsidiary company, is not more than one-tenth of the issued capital.

For the purposes of paragraph a the amount of the shareholders' equity according to the last adopted balance sheet shall be determined less the acquisition price of shares in the share capital of the Company and distributions to others from profits or reserves becoming due by it and its subsidiaries after the balance sheet date. An acquisition in accordance with this paragraph shall not be permitted, if more than six months have lapsed since the end of the financial year without the annual accounts having been adopted.

The General Meeting must specify in the authorisation, which shall be valid for not more than eighteen months, the number and class of shares which may be acquired, the manner in which they may be acquired and the limits within which the price must be set.

10.3. The Executive Board with the approval of the Supervisory Board shall have the power to resolve:

a. to transfer or dispose of shares held by the Company in its own capital and to determine the price and the other terms of transfer;

b. to enter into contracts whereby the Company undertakes to transfer or dispose of shares held in its own capital, for example by granting a right to acquire such shares (option);

c. to create a usufruct or pledge on shares held by the Company in its own capital and to determine the price - if any - and the other terms of such usufruct or pledge.

10.4. If depository receipts for shares in the Company have been issued, such depository receipts for shares shall be put on a par with shares for the purpose of the provisions of paragraph 2.

10.5. The Company may accept a pledge of its own shares or depository receipts issued therefor, only if:

a. the shares concerned are fully paid up,

b. the nominal amount of its own shares and the depository receipts issued therefor to be pledged to it and of those already held or pledged to it do not together amount to more than one-tenth of the issued capital; and

c. the General Meeting of shareholders has approved the pledge agreement.

Reduction of capital.

Article 11.

11.1. Acting on a proposal of the Supervisory Board the General Meeting may resolve to reduce the issued capital by a cancellation of shares or by a reduction of the nominal value of the shares by alteration of the Articles of Association. In case of a cancellation of shares or redemption of shares, the amount compulsorily paid on the relevant shares must be repaid without prejudice to the provisions of paragraph 4. The shares referred to in the resolution must be designated therein and provisions for the implementation of such resolution must be made therein. The paid and called-up part of the capital may not fall below the minimum capital prescribed by law at the time of the resolution.

11.2. A resolution to cancel may only relate to shares held by the Company itself or of which it holds the depository receipts or to only the ordinary shares or to only the cumulative preference 'A' shares or to only the cumulative preference 'D' shares or to only the cumulative preference 'E' shares or one or more series thereof and may only be taken after a prior resolution of approval by each group of holders of shares of the class of shares concerned.

11.3. Acting on a proposal of the Supervisory Board the General Meeting may resolve that by alteration of the Articles of Association:

a. the nominal value of all shares shall be reduced;

b. the nominal, value of only the ordinary shares or of only the cumulative preference 'A' shares or of only the cumulative preference 'D' shares or of only the cumulative preference 'E' shares or one or more series thereof, or the nominal value of more than one class of shares, shall be reduced.

If the intended reduction shall not be applied in respect of all shares, the General Meeting may pass a resolution to reduce the nominal value of the class(es) of shares concerned only after having obtained the prior approval of the meeting of holders of shares of each class in respect o which the proposed reduction is to take place.

A reduction of the nominal value of shares, whether without redemption or against partial repayment on the shares or upon release from the obligation to pay up the shares, must be made pro rata on all shares concerned. This pro rata requirement may be waived if all shareholders concerned so agree.

11.4. In case of a cancellation with repayment of the cumulative preference 'A' shares or cumulative preference 'D' shares or cumulative preference 'E' shares or one or more series thereof the amount including the capital surplus paid on said shares, if any, or with respect to the cumulative preference 'A' shares the balance of the share premium reserve A as mentioned in

Article 27, paragraph 1, and increased with the deficit of distributable dividend in the previous years and the current fiscal year, shall have to be paid simultaneously.

11.5. A resolution of the General Meeting for capital reduction may be adopted only by a majority of at least two-thirds of the votes cast, if less than one half of the issued share capital is represented. A resolution for capital reduction shall further require prior or simultaneous approval of each group of holders of shares of a specific class whose rights are affected; the provision set forth in the first sentence of this paragraph shall apply mutatis mutandis to resolutions of a such group.

11.6. The notice calling the General Meeting at which a resolution as referred to in this Article will be taken shall state the purpose of the reduction of capital and the manner of implementation.

11.7. The Company shall file the resolutions referred to in this Article at the Commercial Register and shall publish a notice of such filing in a national daily newspaper.

Shareholders´proxy. Shares belonging to any community of property or joint estate.

Article 12.

12.1. In respect of any or all of his shares a shareholder may give one or several persons written power of attorney to exercise any or all of the rights attached to those shares. Such power of attorney may not be given in respect of one and the same share to more than one person simultaneously. The power referred to in this paragraph also vest in usufructuaries and pledgees of shares.

12.2. Joint owners of any community of property or joint estate comprising shares or a limited right to shares may only exercise their rights by giving one or several persons written power of attorney to exercise said rights. If power of attorney is given to several persons, such power of attorney must specify in respect of which number of shares each proxy is authorised to exercise the rights attached thereto.

Transfer restriction.

Article 13.

13.1. Any transfer of cumulative preference 'A' shares, cumulative preference 'D' shares or cumulative preference 'E' shares is subject to the approval of the Executive Board. The approval will be applied for in writing, mentioning the name and address of the prospective buyer as well as the price or other consideration, which the prospective buyer is willing to pay or to give.

13.2. In case of refusal of approval, the Executive Board will be obliged - simultaneously with its refusal to grant its approval - to designate one or more prospective buyers, prepared and capable to purchase all shares referred to in the request for approval, against payment in cash, for a purchase price to be determined by the transferor and the Executive Board within two months after that designation and by mutual agreement.

13.3. If within three months after the receipt by the Company of the request for approval of the intended transfer the transferor has not received from the Company a written refusal of approval, designating one or more prospective buyers to whom the shares concerned can be transferred in accordance with the provisions of this Article, the approval to transfer shall be deemed to have been granted after expiration of the mentioned period of time respectively the receipt of the announcement of refusal.

13.4. If no agreement has been reached between the transferor and the Executive Board on the purchase price as mentioned in paragraph 2 of this Article within one month after the written refusal of approval, designating one or more prospective buyers to whom the shares concerned can be transferred in accordance with the provisions of this Article, that purchase price shall be determined by an independent expert, to be designated by mutual agreement between the transferor and the Executive Board, failing such agreement within three months after the refusal of approval, by the President of the Chamber of Commerce and Industry in the district in which the Company has its actual seat at the request of the most interested party.

13.5. The transferor shall have a right to decide not to transfer, provided he notifies the Executive Board in writing on his decision within one month after notification to the transferor of the name of the designated prospective buyer(s) as well as the purchase price determined.

13.6. For a period of three months after the approval to transfer has been granted or is deemed to have been granted, the transferor may transfer all shares mentioned in his request for approval to the transferee, stated in his request, against the purchase price or consideration mentioned b the transferor, as referred to in the second sentence of paragraph 1 of this Article.

13.7. The costs for the transfer, borne by the Company, can be charged to the transferee.

13.8. The provisions of this Article shall apply mutatis mutandis to an apportionment of cumulative preference 'A' shares, cumulative preference 'D' shares or cumulative preference 'E' shares belonging to a common ownership.

Executive Board and Supervisory Board.

Article 14.

14.1. Save for any restrictions laid down in the Articles of Association the business and affairs of the Company shall be managed by an Executive Board consisting of one or several members, under the supervision of a Supervisory Board.

14.2. Natural persons as well as bodies corporate shall be eligible for appointment as a member of the Executive Board. Natural persons only shall be eligible for appointment as a Supervisory Director.

14.3. The members of the Executive Board are appointed by the General Meeting. Their appointment by the General Meeting shall result from a recommendation by the Supervisory Board, in which recommendation at least two persons will be nominated for each vacancy. The General Meeting can however at all times lift the binding force of any such recommendation by means of a resolution passed by a majority of two-thirds of the votes cast, representing more than a third of the issued share capital. If the General Meeting lifts the binding force of the first recommendation by the Supervisory Board, the Supervisory Board will present a second recommendation, in which at least two persons will be similarly nominated for each vacancy. If the General Meeting again lifts the binding force of such a second recommendation by means of a resolution passed by a majority of two-thirds of the votes cast, representing more than a third of the issued share capital, the General Meeting appoints a member of the Executive Board without a binding recommendation of the Supervisory Board.

14.4. The General Meeting can suspend and dismiss a member of the Executive Board by a majority of two-thirds of the votes cast, representing more than a third of the issued share capital. The Supervisory Board shall at all times have the power to suspend a member of the Executive Board.

14.5. The members of the Supervisory Board are appointed by the General Meeting. Their appointment by the General Meeting shall result from a recommendation by the Supervisory Board, in which recommendation at least two persons will be nominated for each vacancy. The General Meeting can however at all times lift the binding force of any such recommendation by means of a resolution passed by a majority of two-thirds of the votes cast, representing more than a third of the issued share capital. If the General Meeting lifts the binding force of the first recommendation by the Supervisory Board, the Supervisory Board presents a second recommendation, in which at least two persons will be similarly nominated for each vacancy. If the General Meeting again lifts the binding force of such a second recommendation by means of a resolution adopted by a majority of two-thirds of the votes cast, representing more than a third of the issued share capital, the General Meeting appoints a member of the Supervisory Board without a binding recommendation of the Supervisory Board.

14.6. The members of the Supervisory Board can be suspended or dismissed by the General Meeting with a majority of two-thirds of the votes cast, representing more than a third of the issued share capital.

14.7. Each recommendation for the appointment of a member of the Executive Board or of the Supervisory Board, shall be accompanied by a notice specifying the candidate's age, profession, the amount of the shares he holds in the capital of the Company and the positions he holds or has held, insofar as such positions are of importance in connections with the fulfilment of the duties of office of a member of the Executive Board or of the Supervisory Board respectively. Such notice shall also specify, the legal persons with whom he is associated as a member of their Supervisory Board with, in cases where such legal persons include any which belong to one and the same group, the name of such group sufficing.
The recommendation for the appointment of a member of the Executive Board or of the Supervisory Board shall state the reasons for the intended appointment.

14.8. If either the General Meeting or the Supervisory Board has suspended a member of the Executive Board or if a member of the Supervisory Board has been suspended, the General Meeting must within three months after the effective date of suspension pass a resolution to remove him from office or to lift or to extend his suspension, in the absence of which resolution the suspension shall terminate. A resolution to extend the suspension can only be passed once and the period of extension of the suspension may not exceed three months from the date on which the General Meeting adopted the resolution to extend the suspension.
The suspension terminates if the General Meeting has not resolved within the period of further suspension to terminate the suspension.
A suspended member of either the Executive Board or the Supervisory Board shall be given the opportunity to account for his conduct at the General Meeting and to have himself assisted by a legal advisor.

14.9. The General Meeting may grant a fixed amount as remuneration to the members of the Supervisory Board. Expenses shall be reimbursed.

Duties and powers of the members of the Executive Board. Executive Directors' to hold office or being unable to act.

Article 15.

15.1. Each member of the Executive Board shall be answerable to the Company for a proper discharge of the duties entrusted to him.

15.2. If the Company has several members of the Executive Board, the members may adopt management rules with due observance of these Articles of Association.
Subject to the approval of the Supervisory Board the management rules may contain provisions defining which particular duties shall be assigned to each of the members of the Executive

Board. However, such division of duties shall not derogate from the joint responsibility of all members of the Executive Board for the whole of the management.

The Supervisory Board shall appoint the Chairman of the Executive Board. The members of the Executive Board may appoint a secretary of the Executive Board, who does not have to be a member of the Executive Board necessarily.

15.3. Meetings of a Executive Board consisting of several members shall be held as frequently as any member of the Executive Board may wish. Each member of the Executive Board shall have the power to call a meeting, provided that written notice of such meeting, stating the subjects to be discussed, is given to each of the other members of the Executive Board. The term of notice shall be at least three days, not including the day of despatch of the notice and the day of the meeting. In special cases the term of notice may be reduced, provided that all members of the Executive Board in office agree thereto. At any duly convened meeting resolutions may be passed on all subjects announced in the notice of that meeting, irrespective of the number of members of the Executive Board present at the meeting in person or by proxy.

The members of the Executive Board can also participate in the meeting by telephone, provided all the members participating in the meeting can hear and address each other.

15.4. Any member of the Executive Board may be represented at meetings of the Executive Board by another member of the Executive Board acting by virtue of a power of attorney issued in writing. Such power of attorney may only concern the one specifically designated meeting stated therein.

15.5. If the Executive Board consists of several members, resolutions of the Executive Board shall require an absolute majority of the votes cast.

If the Executive Board consists of three or more members, the vote of the Chief Executive Officer is decisive if there is a tie vote. If the Executive Board consists of two members the proposal is rejected if there is a tie vote.

15.6. All resolutions which the members of the Executive Board are authorised to pass at a meeting may also be passed outside a meeting, provided that such resolutions be recorded in writing, that all members of the Executive Board have expressed their opinion on the intended resolution and that the majority of the members of the Executive Board declare themselves in favour of the resolution concerned. The documents containing evidence of this decision-making shall be kept at the office of the Company and shall be open to the inspection of any member of the Executive Board.

15.7. In the event that one or more members of the Executive Board shall cease to hold office or be unable to act, the other or remaining members or the only other or remaining members shall be temporarily entrusted with the management of the Company.

In the event that all members of the Executive Board or the sole members shall cease to hold office or be unable to act, the management of the Company shall be temporarily entrusted to the person designated or to be designated for that purpose by the Supervisory Board, which person may or may not be one of the Supervisory Directors. Failing such designation by the Supervisory Board then the management of the Company will temporarily be vested in the Supervisory Board.

The provisions of these Articles of Association concerning the Executive Board and the member(s) individually shall apply mutatis mutandis to the person(s) referred to in this paragraph. If a person is incapable of acting the Supervisory Board will take the necessary measures as soon as possible in order to have a definitive arrangement made.

15.8. The Executive Board and the Supervisory Board shall provide to the General Meeting all such information as it may request, unless this conflicts with a substantial interest of the Company.

Representation.

Article 16.

16.1. The Executive Board shall represent the Company. The power to represent the Company shall also vest in each of the members of the Executive Board individually.

16.2. If a member of the Executive Board performs any transaction in a private capacity to which transaction the Company also is a party, or if a member of the Executive Board, acting in his private capacity, conducts any legal action against the Company other than as referred to in Section 15 of Book 2, each Supervisory Director shall have the power to represent the Company. However, the Supervisory Board shall at all times have the power to appoint one or several other persons for that purpose; the choice of the person(s) so to be appointed being at the sole discretion of the Supervisory Board.

If a member of the Executive Board, not in a private capacity, has a conflicting interest with the Company in any way other than described in the first sentence of this paragraph, he shall be entitled to represent the Company, as shall each of the other members of the Executive Board.

16.3. The Executive Board may grant power of attorney for signature to one or several persons and may alter or revoke such power of attorney.

Restrictions of executive powers.

Article 17.

17.1. The Executive Board may grant power of attorney for signature to one or several persons and may alter or revoke such power of attorney.

a. the issue and acquiring of shares in and debentures issued by the Company or of debentures issued by a limited partnership or a partnership in which the Company is a fully liable partner;

b. the application for the inclusion in or removal of the documents, mentioned above sub a. from the official listing of any stock exchange;

c. the entering or termination of a long term joint venture between the Company or a dependent company with another legal entity or company or as a fully liable partner in a limited partnership or in a general partnership, if such joint venture or termination thereof is of substantial relevance;

d. the participation by the Company or by a dependent company in the capital of another company where the value of the participation is at least one-fourth of the issued share capital plus the reserves according to the balance sheet and explanatory notes of the Company and also a material increase or reduction of such participation;

e. investments, which require an amount to be determined by the Supervisory Board, which amount to be notified to the Executive Board, or - in case this is less - an amount equal to at least one-fourth of the issued share capital plus reserves of the Company according to its balance sheet and explanatory notes;

f. a proposal to amend the Articles of Association;

g. a proposal to dissolve the Company;

h. the filing for bankruptcy and/or application for a moratorium;

i. the termination of the employment of a substantial number of employees of the Company or of a dependent company at the same time or within a short period of time;

j. a far-reaching change in the working conditions of a significant number of employees of the Company or a dependent company;

k. a proposal to reduce the issued share capital.

17.2. Resolutions of the Executive Board, as far as not mentioned under one of letters of paragraph 1 of this Article and as determined by the Supervisory Board shall require the prior approval of the Supervisory Board provided that the Supervisory Board shall carefully describe such management resolutions and notify the Executive Board accordingly.

Resolutions of the Executive Board, as far as not mentioned under one of letters of paragraph 1 of this Article and as determined by the Supervisory Board shall require the prior approval of the

Supervisory Board provided that the Supervisory Board shall carefully describe such management resolutions and notify the Executive Board accordingly.

17.3. The Executive Board shall be required to follow the directions given by the Supervisory Board with respect to the general lines of the financial, social, economic and personnel policies to be pursued.

17.4. Resolutions of the Executive Board as determined by the meeting of holders of cumulative preference 'A' shares shall require the prior approval of the Supervisory Board and of the meeting of holders of cumulative preference 'A' shares provided that the meeting of holders of cumulative preference 'A' shares shall carefully describe such management resolutions and notify the Executive Board accordingly.

The absence of any approval required pursuant to this paragraph shall not affect the power of representation as referred to in paragraph 1 of Article 16.

Duties and powers of the Supervisory Board.

Article 18.

18.1. It shall be the duty of the Supervisory Board:

a. to supervise the policies of the Executive Board and the general conduct of affairs of the Company and its business;

b. to assist the Executive Board with advice.

In the discharge of their duties the Supervisory Directors shall act in accordance with the interests of the Company and its business.

18.2. The Executive Board shall on time supply to the Supervisory Board the data needed for the discharge of its duties, as well as all such information as it may request.

18.3. If so invited the members of the Executive Board shall be required to attend the meetings of the Supervisory Board.

18.4. The Supervisory Board may designate one or several of its members to be individually empowered to enter the buildings and land of the Company and to inspect all books, records anc other database of the Company.

18.5. For the purposes of discharging its duties the Supervisory Board may at the expense of the Company procure the assistance of one or more experts.

18.6. The Supervisory Board shall appoint one of its members to be Chairman of the Board. The Supervisory Board may also appoint a secretary of the Supervisory Board who does not have to be a Supervisory Director.

18.7. The Supervisory Board may appoint one of its members to be Delegate Supervisory Director, whose particular duty it shall be to maintain regular day-today contact with the Executive Board.

18.8. The positions of Chairman of the Supervisory Board and Delegate Supervisory Director may be held by one and the same person.

18.9. If there is any vacancy in the Supervisory Board, the Board shall nevertheless retain the power to perform the duties imposed upon it by law and these Articles of Association.

18.10. Each Supervisory Director may be represented at meetings by another Supervisory Director acting by virtue of a written power of attorney. Such power of attorney may only relate to one meeting specifically stated therein. The members of the Supervisory Board can also participate in the meeting by telephone, provided all the members participating in the meeting can hear and address each other.

18.11. All resolutions of the Supervisory Board shall be passed by an absolute majority of the votes cast. If the voting for and against a proposal not requiring a larger majority is equally divided, the proposal shall be rejected.

18.12. Any resolution which the Supervisory Directors can pass at a meeting may also be passed by them outside a meeting, provided that all Supervisory Directors express their opinion on the proposed resolution in writing and that the resolution be passed by the majority of votes required under these Articles of Association. The documents showing the manner of decision-making outside a meeting shall be kept at the office of the Company and shall be open to the inspection of all Supervisory Directors.

18.13. Each Supervisory Director as well as the Executive Board shall have the power to call a meeting of the Supervisory Board.

General meeting. Notice. Venue of the General Meeting.

Article 19.

19.1. Without prejudice to the provisions of Article 26, General Meetings shall be held as frequently as the Executive Board or the Supervisory Board may wish. The power to call the General Meeting shall vest in the Executive Board, and in the Supervisory Board.

19.2. The Executive Board shall be required to call a General Meeting if a request to that effect is made by one or several shareholders jointly representing at least one/twentieth of the issued and outstanding share capital, such request to specify the subjects to be discussed. This obligation shall apply mutatis mutandis to the Supervisory Board.

If the General Meeting is not held within six weeks after such request, the applicants themselves shall be authorised to call the General Meeting - with due observance of the applicable provisions of the law and the Articles of Association - without for that purpose requiring authorisation from the "Voorzieningenrechter". The provisions of paragraph 3 of this Article shall apply mutatis mutandis to notice of a General Meeting as referred to in the preceding sentence. Within three months after the Executive Board has considered it plausible that the Company's equity has decreased to an amount equal to or less than one half of the paid up part of the capital, a General Meeting shall be held to discuss the measures to be taken, if necessary.

19.3. Notice of the General Meeting must be given to each person entitled to attend General Meetings. The term of notice must be at least fifteen clear days before the day on which the meeting is held.

19.4. The matters to be discussed shall be stated in the notice calling the meeting, unless the agenda is available at the Company's office and at such places as will be specified by the notice, for inspection by the shareholders and other persons entitled to attend General Meetings, who may obtain a copy thereof free of charge and a statement to that effect has been made in the notice calling the meeting.

Proposals to amend the provisions of the Articles of Association or to reduce the capital of the Company shall, notwithstanding Article 20 paragraph 6, be specified in the notice calling the meeting.

If the proposal concerns an amendment of the Articles of Association or a reduction of the capital, then together with the notice a draft of the proposal in which the proposed amendment of the Articles of Association is included respectively in which the purpose of the capital reduction and the manner of realization is explained, will be available for each shareholder and any other person entitled to attend General Meetings for inspection at the offices of the Company and at such places - but in the case of a quotation as referred to in Article 9, paragraph 3 at least in Amsterdam - as will be specified in the notice convening the meeting until the General Meeting is held in which the resolution concerning the proposal is dealt with. The documents shall be available free of charge at the aforementioned places for shareholders and other persons entitled to attend General Meetings.

With respect to proposals, in respect of which the provisions of this paragraph are not complied with and which are not announced subsequently with due observance of the notice period required, no valid resolutions can be adopted.

19.5. Shareholders representing at least one per cent (1%) of the issued share capital have the right to propose agenda items, provided that they submit their proposals to the Executive Board or the Supervisory Board by registered letter accompanied by proof of their shareholding.

If they have submitted their proposals to the Executive Board or the Supervisory Board within such a period that the Executive Board can put them on the agenda of the next meeting or can still publish a supplemental notice of their consideration prior to that meeting, with due observance of the period specified for the notice of meeting and in the same manner as stated above, in a nationally distributed daily newspaper, as well as - in the event of a listing, as referred to in article 9, paragraph 3 - in the Official List of Euronext Amsterdam N.V., the Executive Board or the Supervisory Board must do so, unless in the opinion of the Executive Board or the Supervisory Board substantial interests of the Company dictate otherwise.
A written statement from an Affiliated Institution to the effect that the number of ordinary shares in bearer form mentioned in that statement belongs to its collective deposit and that the person mentioned in that statement is Joint Holder of the ordinary shares in its collective deposit shall be proof of a holding of shares in bearer form as referred to in the first sentence of this paragraph.

19.6. General Meetings shall be held in either Amersfoort, Boxmeer, Amsterdam, Rotterdam, The Hague, or in the municipality of Haarlemmermeer (Schiphol Airport).

Admittance to and chairmanship of the General Meeting.

Article 20.

20.1. Persons entitled to attend the General Meeting are entitled to attend the General Meeting, to take the floor at such meeting and – as far as they have voting rights – to vote. The members of the Executive Board and the Supervisory Directors of the Company also are entitled to attend the General Meeting, with the exception of any member of the Executive Board or Supervisory Director who has been suspended, and admittance shall further be granted to any person whom the Chairman of the meeting concerned has invited to attend the General Meeting or any part of that meeting.

20.2. Shareholders and other persons entitled to attend General Meetings may be represented by another person pursuant to a proxy in writing.

20.3. The Executive Board may determine that paragraph 1 will be applicable to those who (i) are a shareholder, or are considered to be a shareholder as per a certain date, determined by the Executive Board, such date hereinafter referred to as: the "record date", and (ii) who are as such registered in a register (or one or more parts thereof) designated thereto by the Executive Board, hereinafter referred to as: the "register", in as far as (iii) at the request of the shareholder concerned, or the person who is considered to be shareholder, the holder of the register has given notice in writing to the Company prior to the General Meeting, that the person in question has the intention to attend the General Meeting, regardless of who is shareholder or is considered to be shareholder at the time of the General Meeting. The notice will contain the name and the number of shares the said person will represent in the General Meeting, where applicable accompanied by a written statement from an Affiliated Institution to the effect that the number of ordinary shares in bearer form mentioned in that statement belongs to its collective deposit and that the person mentioned in that statement is Joint Holder of the ordinary shares in its collective deposit. The provision above under (iii) about the notice to the Company also applies to the proxyholder of a shareholder or person who is considered to be shareholder, who has a written proxy.

20.4. If the Executive Board does not exercise its right as determined in paragraph 3, a holder of shares in registered form, as well as a holder of shares in right of usufruct or pledge, who has the right to vote, or his proxyholder shall only have access to the General Meeting, if he or the person for whom he acts, as such is registered in the register referred to in article 7 and the Company has received written notice of his intention to attend the meeting at the place and ultimately on he day, as defined in paragraph 5.

20.5. If the Executive Board does not exercise its right as determined in paragraph 3, the Company shall, as far as the voting right and/or meeting right of holders of ordinary shares in bearer form is concerned, consider as shareholder those mentioned in a written statement from an Affiliated Institution to the effect that the number of ordinary shares in bearer form mentioned in that statement belongs to its collective deposit and that the person mentioned in that statement is Joint Holder for the said ordinary shares in its collective deposit and shall stay until after the meeting, provided that the statement concerned has been deposited at the office of the Company or at another place further to be determined by the Executive Board in due time. The notice of the meeting shall state the place where the statement from the Affiliated Institution must be deposited and the day by which the deposit of the statement from the Affiliated Institution must be made; this day cannot be determined earlier than on the seventh day prior to the date of the meeting.

20.6. The notice for the meeting shall in each case make reference to paragraphs 4 and 5 hereof.

20.7. The record date mentioned in paragraph 3, the dates of deposit mentioned in paragraphs 4 and 5 and the dates mentioned in those paragraphs on which the notice of the intention to attend the General Meeting has to be given at the latest, cannot be determined earlier than on a certain time on the seventh day and not later than on the third day prior to the date of the General

Meeting. The notice of the general meeting shall, where applicable, contain those times, the place of meeting and the proceedings for registration, deposit and notification.

20.8. Before admission to a meeting, a shareholder or an other person entitled to attend General Meetings or his proxyholder shall sign an attendance list reflecting his name and the number of votes he may cast. If he is a proxyholder the name of the person represented shall also be reflected.

20.9. The General Meeting shall be presided by the Chairman of the Supervisory Board; the Chairman, however, even if he is present, may appoint another person to preside over the meeting. If the Chairman of the Supervisory Board is not present and has not appointed another person to preside over the meeting, then the members of the Supervisory Board that are present shall elect a Chairman. If none of the members of the Supervisory Board is present at the meeting, then the meeting shall elect a Chairman. The Chairman designates the Secretary.

20.10. The ruling pronounced by the Chairman at the meeting in respect of the outcome of any vote shall be decisive. The same shall apply to the contents of any resolution passed, to the extent that the vote taken related to a proposal not recorded in writing. However, if immediately after the aforesaid ruling pronounced by the Chairman the correctness of that ruling is contested, another vote shall be taken if so desired by the majority at the meeting or - if the original vote was not taken on a poll or by a secret ballot - by any person present who is entitled to vote. Such new vote shall override the legal consequences of the original vote.

20.11 Unless a notarial record of the business transacted at the meeting is drawn up, the Chairman shall designate a person charged with keeping the minutes.

The minutes shall be adopted by the Chairman or the secretary of the meeting or by the General Meeting at a subsequent meeting, in evidence of which the minutes shall be signed by the Chairman and the secretary of the meeting at which the minutes were adopted.

On the basis of the attendance list referred to in paragraph 8 the notarial record mutatis mutandis the minutes shall state the number of the shares represented at the meeting and number of votes that can be cast; the attendance list referred to in paragraph 8 will not be a part of the notarial record or, mutatis mutandis, the minutes and shall not be at the disposal of a shareholder, unless the shareholder would prove to have a reasonable interest in the examination of the proper course of that meeting.

If the General Meeting or the Executive Board or the Supervisory Board resolves to instruct a Civil Law Notary to draw up an official record of the proceedings at any General Meeting, or if one or several shareholders jointly representing at least one twentieth of the issued and outstanding share capital so decide, the Executive Board shall give a Civil Law Notary instruction to draw up such official record. The cost of the notarial record shall be borne by the Company.

20.12. The Executive Board shall keep a minute book in which the adopted minutes of each General Meeting shall be entered and in which shall further be inserted a copy of each notarial record made of any General Meeting.

The minute book shall be open to the inspection of the persons entitled to attend General Meetings at the office of the Company. Upon request any person entitled to attend General Meetings shall be issued a copy of or extract from the minutes of any General Meeting, at a charge not exceeding cost.

Voting rights. Decision-making.

Article 21.

21.1. Each share carries the right to cast one vote in the General Meeting.

21.2. No votes may be cast at the General Meeting in respect of shares which are held by the Company or any of its subsidiaries, nor in respect of shares the depository receipts of which are held by the Company or any of its subsidiaries. Usufructuaries and pledgees of shares which belong to the Company or its subsidiaries shall not, however, be excluded from the right to vote if the usufruct or pledge was created before the shares concerned were held by the Company or a subsidiary of the Company.

The Company or a subsidiary of the Company may not cast votes for shares in respect of which the Company or the subsidiary possesses a pledge or usufruct.

21.3. In determining to which extent the shareholders cast votes, are present or are represented, or to which extent the share capital is represented the shares in respect of which no votes may be cast shall not be taken into account.

21.4. Unless the Articles of Association stipulate a larger majority, all resolutions of the General Meeting shall be passed by an absolute majority of the votes cast.

21.5. Blank votes and invalid votes shall not be counted.

21.6. Votes on business matters - including proposals concerning the suspension, dismissal or removal of persons - shall be taken by voice, but votes on the election of persons shall be taken by secret ballot, unless the Chairman decides on a different method of voting and none of the persons entitled to attend General Meetings present at the meeting object to such different method of voting.

21.7. If at the election of persons the voting for and against the proposal is equally divided, another vote shall be taken at the same meeting; if then again the votes are equally divided, then -

without prejudice to the provision in the next following sentence of this paragraph - a drawing of lots shall decide.

If at an election of persons the vote is taken between more than two candidates and none of the candidates receives the absolute majority of votes, another vote where necessary after an interim vote and/or a drawing of lots- shall be taken between the two candidates who have received the largest number of votes in their favour.

If the voting for and against any other proposal than as first referred to in this paragraph is equally divided, that proposal shall be deemed to be rejected.

21.8. If pursuant to the Articles of Association the validity of a resolution depends also upon the part of the issued and outstanding share capital represented at the meeting and if such quorum is not present at the meeting, then - unless elsewhere in these Articles of Association the contrary is provided with respect to any subject specifically mentioned there - a second meeting may be called and held at which such resolution may be passed irrespective of the part of the issued and outstanding share capital represented at that meeting.

The notice calling such second meeting must state that and pursuant to which provision a resolution may be passed at that meeting irrespective of the part of the issued and outstanding share capital represented at that meeting.

Notice calling the second meeting shall not be given until after the end of the first meeting. The second meeting must be held within six weeks after the first meeting.

Meetings of holders of shares of a particular class.

Article 22.

22.1. A meeting of holders of shares of a particular class shall be held whenever a resolution of the meeting of holders of that particular class is required by virtue of the law and/or provisions of the Articles of Association. Further the Executive Board, the Supervisory Board, as well as one or several holders of shares of a particular class who jointly represent at least one tenth of the capital issued in the form of shares of that particular class shall be equally authorised to call a meeting of holders of shares of that class.

The term of notice of such meeting must be at least seven clear days before the day on which the meeting is held.

22.2. Admittance to the meeting of holders of shares of a particular class shall be given to:

a. the holders of shares of that class;

b. other persons entitled to attend General Meetings;

c. every member of the Executive Board and every Supervisory Director;

d. any other persons whom the chairman of the meeting concerned has invited to attend the meeting.

22.3. Notice of a meeting of holders of cumulative preference 'A' shares, cumulative preference 'D' shares, cumulative preference 'E' shares or series cumulative preference 'E' shares shall be given by letters sent to the holders of aforementioned shares.

22.4. At a meeting of holders of cumulative preference 'A' shares, cumulative preference 'D' shares, cumulative preference 'E' shares or one of the series cumulative preference 'E' shares at which the entire issued capital in shares of a particular class is represented, valid resolutions may be adopted, provided that they are passed by unanimous vote, even if the requirements in respect of the place of the meeting, the manner of notice, the term of notice and the stating in the notice of the items of business to be transacted, have not been observed.

22.5. If at a meeting of holders of shares of a particular class the voting for and against a proposal is equally divided, that proposal shall be rejected.

22.6. Without prejudice to the preceding provisions of this Article, the provisions of Articles 19, paragraphs 3, 4 and 5, Article 20, paragraph 2 and 7 up to and including 10 and Article 21 shall apply mutatis mutandis to the meetings of holders of shares of a particular class, provided that the provisions of Articles 19 up to and including 21 shall apply mutatis mutandis to the meetings of holders of ordinary shares.

Decision-making outside a meeting.

Article 23.

23.1. Any resolution which holders of cumulative preference 'A' shares, cumulative preference 'D' shares, cumulative preference 'E' shares and each of the series cumulative preference 'E' shares entitled to vote, pledgees entitled to vote and usufructuaries of those shares entitled to vote car pass at a meeting of holders of shares of a particular class may also be passed by them outside a meeting, provided that all holders of shares of the class concerned express themselves in writing in favour of the proposal concerned and provided that the members of the Executive Board and Supervisory Directors have been given the opportunity to give advise on the proposal The persons who have passed a resolution outside a meeting shall immediately inform the Executive Board and the Supervisory Board of that resolution.

23.2. Any resolution passed outside a meeting shall be announced at the next meeting of holders of shares of the particular class concerned. During that meeting the documents showing the manner of decision-making outside a meeting shall be open to the inspection of the persons entitled to attend that meetings; said documents shall subsequently be inserted in the minute book.

Financial Year. Annual accounts.

Articlre 24.

24.1. The financial year shall coincide with the calendar year.

24.2. Each year within five months after the end of the Company's financial year, save where this term is extended by a maximum of six months by the General Meeting on account of special circumstances, the Executive Board shall draw up annual accounts and an annual report on that financial year. To these documents shall be added the particulars referred to in Section 392, subsection 1, of Book 2.

24.3. The annual accounts shall be signed by all members of the Executive Board and all Supervisory Directors. If the signature of one or more of the members of the Executive Board and/or one or more of the Supervisory Directors are missing, this and the reason for such absence shall be stated.

24.4. The Company shall ensure that the annual accounts and, if required, the annual report and the particulars added by virtue of Section 392 shall be available at the office of the Company as soon as possible but not later than as from the date of notice calling the General Meeting intended for the discussion and approval thereof, and at the address mentioned in the notice. Said documents shall be open to the inspection of the shareholders and other persons entitled to attend General Meetings at the office of the Company and copies thereof may be obtained by them free of charge. Third parties can obtain copies at cost price at the addresses mentioned above.

Auditor.

Article 25.

25.1. The General Meeting shall instruct a chartered accountant or other expert as defined in Section 393 of Book 2 - both to be referred to herein as: the auditor or, as the case may be, an organisation in which such experts work together, to conduct an examination of the annual accounts. If the General Meeting fails to give such instruction the Supervisory Board or - if it fails to give such instruction - the Executive Board shall be authorised and required to do so. The General Meeting and the one which has given such assignment may at any time revoke the instruction as first referred to in this paragraph and give that instruction to another auditor. Furthermore, the assignment given by the Executive Board may be revoked by the Supervisory Board and be given to an other auditor.

25.2. The auditor shall report on his audit to the Executive Board and to the Supervisory Board and shall set out the result of his audit in a certificate.

Annual meeting. Approval of annual accounts.

Article 26.

26.1. Each year at least one General Meeting shall be held, that meeting to be held within six months after the end of the Company's last expired financial year; this General Meeting shall be referred to hereinafter as: the Annual Meeting.

The agenda of the Annual Meeting shall contain at least the following subjects:

a. discussion of the annual report on the last expired financial year;

b. adoption of the annual accounts of the last expired financial year;

c. allocation of the profits realised in the last expired financial year, or determination of the manner in which any loss realised in that year will be cleared;

d. release from liability of the members of the Executive Board for their management and release from liability of the Supervisory Directors for their supervision during the financial year concerned.

26.2. The subjects listed in paragraph 1 of this Article need not be stated in the agenda of the Annual Meeting if the term for preparing the annual accounts has been extended or if a proposal to extend said term is included in that agenda.

26.3. If an auditor's certificate on the annual accounts is required and if the General Meeting has not had the opportunity of inspecting that certificate, the annual accounts cannot be approved unless a legitimate reason for the absence of the certificate is stated in the added particulars.

26.4. If the annual accounts are adopted in amended form after correction, copies of such amended annual accounts may be obtained by the shareholders and other persons entitled to attend General Meetings free of charge.

Profits and losses.

Article 27.

27.1. a. From the profits made in the preceding financial year, first of all, if possible, shall be paid or the cumulative preference 'A' shares a percentage of the amount compulsorily paid on thos shares, which percentage on a yearly basis is equal to the arithmetic mean of the effective yield of the Netherlands Government Loans with a maturity of seven to eight years as calculated by the Central Bureau of Statistics and entered in the Official Price List of Euronext Amsterdam N.V., for the last twenty Stock Exchange business days prior to the fifth working day before the day the cumulative preference 'A' shares were issued, increased by a surcharge that has been determined by the Executive Board at a rate of one forty/hundredth per cent.

If in the course of any financial year an issue of cumulative preference 'A' shares has taken place, the dividend with respect to that financial year shall be reduced pro rata to the day of issue.

b. For the first time on the thirty-first day of December two thousand three and every seven years thereafter the percentage will be determined again in the way as described under a, provided that the level of the surcharge there referred to shall be determined by the Executive Board subject to the approval of the Supervisory Board and after approval of the meeting of holders of cumulative preference 'A' shares with a maximum of five per cent.

c. If the profits realised in any financial year are not sufficient to pay the said percentage (including the applicable surcharge), the said percentage (including the applicable surcharge) shall be paid from the reserves for as much as necessary, without prejudice to paragraph 7, provided that the payment may not be from the account of the share premium reserve 'A', as prescribed hereinafter under e.

If the free distributable reserves in any financial year are not sufficient to pay the said percentage (including the applicable surcharge), the provisions under a of this paragraph and the paragraphs 2, 3, 4 and 5 shall apply in subsequent years only after the deficit has been recovered.

d. No further distributions other than those prescribed in this Article and in Article 30 shall be made on the cumulative preference 'A' shares.

e. In addition to any other reserves, the Company has a share premium reserve 'A' to the share premium reserve 'A' an amount equal to the capital surplus paid on the cumulative preference 'A' shares shall be added. The holders of cumulative preference 'A' shares are entitled to the share premium reserve 'A'.

Losses shall not be charged against the share premium reserve 'A', unless it concerns losses which cannot be defrayed or discharged out of a reserve, not being the share premium reserve 'A'. Losses shall, if and insofar as possible, be written off from the share premium reserve 'A' at the time of the resolution to write off.

If a write off, as referred to in the previous sentence, has taken place against the share premium reserve 'A', the profits made in subsequent years shall first of all be allocated to clear off the amount, which was written off from the share premium reserve 'A', provided that the amount of an allocation of the share premium reserve 'A' shall be reduced pro rata to the number of cumulative preference 'A' shares, which were held by the Company at the time of the allocation, but were held by one or more others at the time of the write off as mentioned hereinbefore.

27.2. a. From the profits that remain after the application of paragraph 1, shall be paid, if possible, on the cumulative preference 'D' shares an amount equal to the percentage on a yearly basis of the amount prescribed paid in, on the said shares as at the opening of the financial year with respect to which the distribution is made or, if the issue of the cumulative preference 'D' shares has taken place in the course of the said financial year, as at the date on which the shares concerned were issued.

b. The percentage as referred to under a. hereinbefore shall be equal to the value of the EURIBOR-percentage for loans with a duration of one month, weighted on the basis of the number of days during which this percentage applied, during the financial year in respect of which the distribution is being made, augmented by two five/tenth per cent (2,5%).
In the event that the amount prescribed to be paid in on the cumulative preference 'D' shares has been reduced or, pursuant to a resolution regarding further payment, increased during the financial year in respect of which the distribution is being made, the said distribution shall be reduced or increased by an amount equal to the percentage of the amount of the reduction or increase as referred to hereinbefore, calculated from the moment the reduction was effected or at which further payment became compulsory.

c. If and in so far as the profit is not sufficient fully to effect the distribution as referred to in this paragraph, the shortfall shall be distributed from the reserves in so far as this does not violate the provisions of paragraph 7 of this Article, provided that the payment may not be from the account of the share premium reserve 'A'.
If and in so far as the distribution as referred to in the first sentence cannot be made from the reserves - after application of the provisions of the first paragraph - such a distribution to the holders of cumulative preference 'D' shares shall first be made from the profit for subsequent financial years as to fully make up for the shortfall before the provisions of the following paragraphs of this Article may be effected.

d. No distributions other than those prescribed in this Article and in Article 30 hereinafter shall be made on cumulative preference 'D' shares.

e. If the profit for a specific financial year is adopted and one or more cumulative preference 'D' shares have been cancelled on repayment during that financial year, those who were the holders of the cumulative preference 'D' shares in question at the time of the said cancellation, as evidenced by the shareholders' register as referred to in Article 7 hereinbefore, shall have a non-negotiable right to distribution of the profit as outlined hereinafter. The profit to be distributed where possible to the said holder of cumulative preference 'D' shares shall be equal to the value of the distribution to which the party concerned would be entitled on the grounds of the provisions of this paragraph if he had still been the holder of the cumulative preference 'D' shares as referred to hereinbefore at the time the profit was adopted, calculated on a pro rata basis over the period during which he was the holder of the said cumulative preference 'D' shares in the financial year in question, from which distribution a deduction shall be made in the amount of the distribution having been made in accordance with the provisions of paragraph 8 hereinafter.

f. In the event that an issue of cumulative preference 'D' shares has been made in the course of any financial year, the dividend on the cumulative preference 'D' shares concerned shall be deducted proportionately until the relevant date of issue.

27.3. a. A dividend shall subsequently be distributed on the cumulative preference 'E' shares of each series equal to a percentage calculated on the amount paid up on the cumulative preference 'E' shares of the relevant series by taking the arithmetic mean of the effective yield on the Netherlands Government Loans to be outlined hereinafter as drawn up by the Netherlands Central Statistical Office and entered in the official price list of Euronext Amsterdam N.V. for the last twenty trading days prior to the date of initial issue of cumulative preference 'E' shares of the related series.

b. The Netherlands Government Loans as referred to in the preceding paragraph shall be taken to include the Netherlands Government Loans having a (residual) term of seven to eight years. In the event that the effective yield on these Netherlands Government Loans is not computed by the Netherlands Central Statistical Office or entered in the official price list of Euronext Amsterdam N.V. at the time the calculation of the dividend percentage is made, the Netherlands Government Loans as referred to in the preceding paragraph shall be taken to mean the Netherlands Government Loans having a (residual) term which matches as closely as possible a (residual) term of seven to eight years the effective yield of which is computed by the Netherlands Central Statistical Office and published as referred to hereinbefore at the time the calculation of the dividend percentage is made, albeit with a maximum (residual) term of eight years.

c. On the first day of January of the year following the year in which seven years will have elapsed following the date on which cumulative preference 'E' shares of the relevant series were issued and every seven years thereafter, the dividend percentage of cumulative preference 'E' shares of the relevant series will be adjusted to the effective yield of the Netherlands Government Loans as referred to in the preceding clauses, calculated in the manner as outlined hereinbefore, with the proviso that the stated average shall be calculated on the last twenty trading days prior to the date as at which the dividend percentage is being adjusted.

d. If and in so far as the profit is not sufficient fully to effect the distribution as referred to in this paragraph, the shortfall shall be distributed from the reserves in so far as this does not violate the provisions of paragraph 7 of this Article, provided that the payment may not be to the account from the share premium reserve A.

If and in so far as the distribution as referred to in this paragraph cannot be made from the reserves, such a distribution to the holders of cumulative preference 'E' shares shall first be made, subject to application of the provisions of paragraph 2 hereinbefore, from the profit for subsequent financial years as to fully make up for the shortfall before the provisions of the following paragraphs of this Article may be effected. In the event that the provisions of this clause d. are applied, the holders of the various series shall receive equal treatment.

e. In the event that the amount prescribed to be paid in on the cumulative preference 'E' shares has been reduced during the financial year in respect of which the distribution is being made, the said distribution will be reduced by an amount equal to the percentage of the amount of the reduction as referred to hereinbefore, calculated from the moment the reduction was effected.

No distributions other than those prescribed in this Article and in Article 30 hereinafter shall be made on cumulative preference 'E' shares.

f. If the profit for a specific financial year is adopted and one or more cumulative preference 'E' shares have been cancelled on repayment during that financial year, those who were the holders of the cumulative preference 'E' shares in question at the time of the said cancellation, as evidenced by the shareholders' register as referred to in Article 7 hereinbefore, shall have a non-negotiable right to distribution of the profit as outlined hereinafter. The profit to be distributed where possible to the said holder of cumulative preference 'E' shares shall be equal to the value of the distribution to which the party concerned would be entitled on the grounds of the provisions of this paragraph if he had sti been the holder of the cumulative preference 'E' shares as referred to hereinbefore at the time the profit was adopted, calculated on a pro rata basis over the period during which he was the holder of the said cumulative preference 'E' shares in the financial year in question, from which distribution shall be deducted the value of the distribution having been made in accordance with the provisions of paragraph 8 of this Article.

g. In the event of the first issue of cumulative preference 'E' shares forming part of a series having been made in the course of any financial year, the dividend on the cumulative preference 'E' shares concerned shall be deducted proportionately until the first date of issue.

27.4. From the profits which shall remain after application of the provisions of paragraph 3 such amounts will be reserved as the Executive Board subject to the approval of the Supervisory Board shall decide.

27.5. The profit remaining after satisfaction of the provisions of the previous paragraphs of this Article shall be at the free disposal of the General Meeting. In a tie vote regarding a proposal to distribute or reserve profits, the profits concerned shall be reserved.

27.6. Any distribution other than an interim dividend may be made only after approval of the annual accounts which show that they are justified.

27.7. The Company may distribute profits only if and to the extent that its shareholders' equity is greater than the sum of the paid and called-up part of the issued capital and the reserves which must be maintained by virtue of the law.

27.8. In the event of cancellation with repayment of cumulative preference 'A' shares and/or cumulative preference 'D' shares and/or cumulative preference 'E' shares a distribution will be made on the cancelled cumulative preference 'A' shares respectively cumulative preference 'D' shares respectively cumulative preference 'E' shares on the day of repayment, which distribution will be calculated as much as possible in accordance with the provisions of paragraph 1 respectively paragraph 2 respectively paragraph 3 of this Article and pro rata temporis to be calculated on the period from the day on which a distribution as meant in paragraph 1 was made for the last time - or if the cumulative preference 'A' shares respectively cumulative preference 'D' shares respectively cumulative preference 'E' shares have been issued following such day: from the day of issue - until the day of repayment, without prejudice to the provisions of Article 105, Book 2.

27.9. For the purposes of determining the allocation of profits any shares or depository receipts held by the Company and any shares or depository receipts of which the Company has a usufruct shall not be taken into account.

27.10. The General Meeting shall be authorised to resolve, at the proposal of the Executive Board, which proposal shall be subject to the approval of the Supervisory Board, to make distributions to the holders of ordinary shares from the general reserves.

27.11. Without prejudice to the provisions in Article 105, Book 2, interim dividends shall automatically be distributed on the cumulative preference 'A' shares semi-annually.
The Executive Board subject to the approval of the Supervisory Board may resolve to declare interim dividends on the other classes of shares.
Dividend payments as referred to in the second sentence of this paragraph may be made only if following the payment of such dividend, the interimdividend as referred to in the first sentence of this paragraph can still be made and furthermore if the provisions in Article 105, paragraph 4, Book 2 have been met.

Article 28.

28.1. Dividends shall be made payable and distributable with effect from a date to be determined by the Supervisory Board, which date may differ for distributions on ordinary shares, on cumulative preference 'A' shares, on cumulative preference 'D' shares and for distributions on series cumulative preference 'E' shares. Dividends which have not been collected within five years of the start of the second day on which day became due and payable shall revert to the Company.

28.2. Subject to the approval of the Supervisory Board, the Executive Board shall be authorised to determine that a distribution on ordinary shares whole or partly shall be made in the form of ordinary shares in the capital of the Company rather than cash, or to determine that the holders of ordinary shares whole or partly shall have the choice between distribution in cash or in the form of ordinary shares in the capital of the Company, in so far as the Executive Board has been appointed, in accordance with the provisions of Article 8 hereinbefore, as an administrative body authorised to resolve to issue such shares. Subject to the approval of the Supervisory Board, the Executive Board shall determine the conditions on which such a choice may be made. If the Executive Board is not appointed as the authorised body as mentioned hereinbefore, the General Meeting will have the authority as mentioned hereinbefore on the proposal of the Executive Board subject to the approval of the Supervisory Board.

Special resolutions.

Article 29.

29.1. If cumulative preference 'A' shares are held by parties other than the Company, the following resolutions of the General Meeting may be passed only with the aforegoing approval of the meeting of holders of cumulative preference 'A' shares:

a. a resolution to amend the articles 17, paragraph 4, 19, paragraph 2, 20, paragraph 9, 27, 30 and this Article 29, paragraph 1;

b. a resolution to issue cumulative preference 'A' shares and a resolution to appoint the Executive Board as the authorised body to issue cumulative preference 'A' shares as mentioned in Article 8;

c. a resolution to authorise the Executive Board to acquisition by the Company of shares in its own capital and a resolution to reduce the issued capital as provided in the Articles 10 and 11.

29.2. Without prejudice to the provisions of paragraph 1 a resolution to amend these Articles of Association or to wind up the Company can only be adopted at the proposal of the Supervisory Board in a General Meeting in which at least half of the issued share capital is represented.

29.3. If at a meeting in which the proposal to adopt a resolution as referred to in paragraph 2 is made, the required capital is not represented, then a second meeting shall be called, to be held ultimately forty-five days after the first meeting and where, regardless of the capital represented the resolution as mentioned in that paragraph can be adopted.

In the notice of convocation of the new meeting, it must be stated that and why a resolution can be adopted regardless of the capital represented at the meeting.

Winding up and liquidation.

Article 30.

30.1. If the Company is wound up by resolution of the General Meeting, the liquidation shall be carried out in accordance with the provisions of the law. During the liquidation period the Articles of Association shall, wherever possible, remain in full force.

30.2. In the event of its voluntary winding up the Company shall continue in existence for such period of time as the liquidation of its assets and liabilities may require.

30.3. In any document issued and notice served by the Company in the course of its winding up the words: "in liquidation" must be added to its name.

30.4. Unless otherwise resolved by the General Meeting or unless otherwise provided by law, the members of the Executive Board of the Company shall be the liquidators of the Company.

30.5. All reports and statements concerning the winding up and the liquidation as required by law shal be filed by the liquidators at the Commercial Register.

30.6. The surplus assets remaining after all the Company's liabilities have been satisfied shall, if possible, be applied successively as follows:

a. to the holders of cumulative preference 'A' shares shall be distributed the amount compulsorily paid on their shares, increased with the deficit of distributable dividend in the previous years, the balance of the share premium reserve 'A' and increased with a percentage on a yearly basis, referred to in Article 27, paragraph 1, of the amount compulsorily paid on those shares over the period on which no (interim)dividend has been paid on those shares until the date of distribution according to the plan of liquidation;

b. to the holders of cumulative preference 'D' shares of the nominal value paid in per cumulative preference 'D' share held by them, augmented by the deficit of distributable dividend in the previous years and an amount equal to the percentage of the amount prescribed to have been paid in on the cumulative preference 'D' shares, as referred to in Article 27, paragraph 2, and calculated on each year or portion thereof in the period commencing on the day following the period with respect to which dividend was most recently paid on the cumulative preference 'D' shares, and ending on the date of the distribution on cumulative preference 'D' shares as referred to in this Article;

c. to the holders of cumulative preference 'E' shares of the value paid in per cumulative preference 'E' share held by them, augmented by the deficit of distributable dividend in the previous years and an amount equal to the percentage calculated on the amount paid up on the cumulative preference 'E' shares as referred to in Article 27, paragraph 3, sub a., calculated on each year or portion thereof in the period commencing on the day following the period on which dividend was most recently paid on the cumulative preference 'E' shares and ending on the date of the distribution on cumulative preference 'E' shares as referred to in this Article; no distinction shall be made in the treatment of the holders of different series of cumulative preference 'E' shares;

d. the balance shall be distributed among the holders of ordinary shares in proportion to the number of ordinary shares held by each of them.

30.7. After the legal entity has ceased to exist the books and records and other data carriers of the Company shall remain in the custody of the person designated for that purpose by the liquidators for a period of seven years.

The required ministerial declaration of no-objection was granted on **
two thousand two, number N.V. 490.582.

The ministerial declaration of no-objection and the document in evidence of the resolutions, referred to i the head of this deed, will be attached to this deed.

In witness whereof this original of this deed which will be retained in Amsterdam, on the date first mentioned in the head of this deed.

Having conveyed the substance of the deed and given an explanation thereto and following the statement of the person appearing that he has taken note of the contents of the deed and agrees with the same, this deed will be signed, immediately after reading those parts of the deed which the law requires to be read, by the person appearing, who is known to me, notaris, and by myself, notaris.

CURRENT ARTICLES	PROPOSED ARTICLES	
Name and Registered Office. **Article 1.** 1.1. The Company is a limited liability company and its name is: Nutreco Holding N.V.	**Name and Registered Office.** **Article 1.** 1.1. The Company is a limited liability company and its name is: Nutreco Holding N.V.	
1.2. The Company has its registered office in Boxmeer.The Company may have branch offices elsewhere, also outside the Netherlands.	1.2. The Company has its registered office in Boxmeer.The Company may have branch offices elsewhere, also outside the Netherlands.	
1.3. Article 158 up to and including 164 of Book 2 shall be applicable to the Company.		Because more than half the employees of the Nutreco Group are employed outside the Netherlands, the Company proposes to introduce the structure regime at the level of Nutreco Nederland B.V. and to delete the structure regime at Nutreco Holding N.V. ("Company")
Objectives. **Articlel 2.** 2.1. The objectives for which the Company is established are:	**Objectives.** **Article 2.** 2.1. The objectives for which the Company is established are:	
a. to participate in, to finance and administer companies, business enterprises and other business	a. to participate in, to finance and administer companies, business enterprises and other business	

undertakings, to borrow moneys and to furnish moneys on loan and in general to enter into financial transactions, to furnish guarantees and to render services in the field of commerce and finance, to buy and sell promissory notes, to acquire, hold, dispose of or in any other way to deal with all kinds of participation and interests in other companies, business enterprises and other business undertakings;	undertakings, to borrow moneys and to furnish moneys on loan and in general to enter into financial transactions, to furnish guarantees and to render services in the field of commerce and finance, to buy and sell promissory notes, to acquire, hold, dispose of or in any other way to deal with all kinds of participation and interests in other companies, business enterprises and other business undertakings;	
b. to commercialize licences, copyrights, patents, designs, secret processor formulae, trademarks and similar interests, to promote the selling and purchasing of - as well as the trade in - the aforementioned objects, including the giving of	b. to commercialize licences, copyrights, patents, designs, secret processor formulae, trademarks and similar interests, to promote the selling and purchasing of - as well as the trade in - the aforementioned objects, including the giving of the	

the use of these objects;	use of these objects;	
c. to acquire royalties and other income connected with the activities as mentioned under b;	b. to acquire royalties and other income connected with the activities as mentioned under b;	
d. to acquire, hold, exploit, turn to account, to encumber, dispose of or in any other way utilize movables and immovables;	c. to acquire, hold, exploit, turn to account, to encumber, dispose of or in any other way utilize movables and immovables;	
e. to render services to other companies, including the promotion of the communication with other companies;	e. to render services to other companies, including the promotion of the communication with other companies;	
f. for purposes not related to the conduct of its business to make periodic payments for or towards pension or superannuation funds or other objects;	f. for purposes not related to the conduct of its business to make periodic payments for or towards pension or superannuation funds or other objects;	
g. to perform all acts that are advisable, necessary, usual or related to the abovementioned objectives, which shall include but not be limited to all acts that	g. to perform all acts that are advisable, necessary, usual or related to the abovementioned objectives, which shall include but not be limited to all acts that	

relate to the management of, the acting in conjunction with, the participating in, the acquiring of or the merging or amalgamating with other business enterprises or companies with objects equal or related to those that have been stated above.	relate to the management of, the acting in conjunction with, the participating in, the acquiring of or the merging or amalgamating with other business enterprises or companies with objects equal or related to those that have been stated above.	
2.2. The Company shall have power to form and to acquire and to participate in any other trade, business or business enterprises having one or more objectives as specified in paragraph 1 hereof or being related thereto or whose objects are capable of being conducive, in whole or in part, to the promotion of one or more of the objectives specified in paragraph 1 hereof.	2.2. The Company shall have power to form and to acquire and to participate in any other trade, business or business enterprises having one or more objectives as specified in paragraph 1 hereof or being related thereto or whose objects are capable of being conducive, in whole or in part, to the promotion of one or more of the objectives specified in paragraph 1 hereof.	
2.3. The Company may not grant any	2.3. The Company may not grant any	

loans, provide any collateral, guarantee the price, otherwise guarantee or otherwise bind itself jointly and severally with or for third parties, for the purpose of the subscription or acquisition by third parties of shares in its own capital or of depository receipts issued therefor. The prohibition in the last sentence shall not apply if shares or depository receipts are subscribed or acquired by employees of the Company or of a group company.	loans, provide any collateral, guarantee the price, otherwise guarantee or otherwise bind itself jointly and severally with or for third parties, for the purpose of the subscription or acquisition by third parties of shares in its own capital or of depository receipts issued therefor. The prohibition in the last sentence shall not apply if shares or depository receipts are subscribed or acquired by employees of the Company or of a group company.	
2.4. The objects specified above must be given the widest possible meaning.	2.4. The objects specified above must be given the widest possible meaning.	
2.5. The Executive Board shall have power without the approval of the general meeting of shareholders, subject to the approval of the Supervisory Board to enter into agreements as referred to in Article	2.4. The Executive Board shall have power without the approval of the general meeting of shareholders, subject to the approval of the Supervisory Board to enter into agreements as	

94 of Book 2.	referred to in Article 94 of Book 2.	
Capital. **Article 3.** 3.1. The authorized capital of the Company amounts to forty-one million five hundred and twenty thousand euro (EUR 41,520,000), divided into fifty-five million (55,000,000) ordinary shares, sixteen million (16,000,000) cumulative preference 'A' shares, seventy-one million (71,000,000) cumulative preference 'D' shares and thirty-one million (31,000,000) cumulative preference 'E' shares - hereinafter to be referred to as: "cumulative preference 'E' shares" - subdivided into five series, numbered 1 up to and including 5, of six million two hundred thousand (6,200,000) cumulative preference 'E' shares each.	**Capital.** **Article 3.** 3.1. The authorized capital of the Company amounts to forty-one million five hundred and twenty thousand euro (EUR 41,520,000), divided into fifty-five million (55,000,000) ordinary shares, sixteen million (16,000,000) cumulative preference 'A' shares, seventy-one million (71,000,000) cumulative preference 'D' shares and thirty-one million (31,000,000) cumulative preference 'E' shares - hereinafter to be referred to as: "cumulative preference 'E' shares" - subdivided into five series, numbered 1 up to and including 5, of six million two hundred thousand (6,200,000) cumulative preference 'E' shares each.	
3.2. The nominal value of each of the	3.2. The nominal value of each of the	

shares specified in paragraph 1 of this Article is twenty-four eurocents (EUR 0.24).	shares specified in paragraph 1 of this Article is twenty-four eurocents (EUR 0.24).	
Definitions. **Article 4.** 4.1. In these Articles of Association the following words and expressions shall have the meanings hereby assigned to them:	**Definitions.** **Article 4.** 4.1. In these Articles of Association the following words and expressions shall have the meanings hereby assigned to them:	
a. Book 2 means: Book 2 of the Netherlands Civil Code;	a. Book 2 means: Book 2 of the Netherlands Civil Code;	
b. Executive Board/member(s) Executive Board means: the body of persons/individual person(s) of the Company in the terms as defined in Book 2;	b. Executive Board/member(s) Executive Board means: the body of persons/individual person(s) of the Company in the terms as defined in Book 2;	
c. the General Meeting means: the general meeting of shareholders as body of the Company, and also: meetings of that body of members;	c. the General Meeting means: the general meeting of shareholders as body of the Company, and also: meetings of that body of members;	
d. shares means: both the ordinary shares, the cumulative preference 'A' shares, the cumulative	d. shares means: both the ordinary shares, the cumulative preference 'A' shares, the cumulative	

preference 'D' shares as well as each of the series cumulative preference 'E' shares in the capital of the Company, unless otherwise stated or apparent from the context;	preference 'D' shares as well as each of the series cumulative preference 'E' shares in the capital of the Company, unless otherwise stated or apparent from the context;	
e. shareholders: both the holders of ordinary shares, the holders of cumulative preference 'A' shares, the holders of cumulative preference 'D' shares as well as the holders of each of the series cumulative preference 'E' shares, unless otherwise stated or apparent from the context;	e. shareholders: both the holders of ordinary shares, the holders of cumulative preference 'A' shares, the holders of cumulative preference 'D' shares as well as the holders of each of the series cumulative preference 'E' shares, unless otherwise stated or apparent from the context;	
f. transfer restrictions means: the provisions in these Articles of Association which limit the transferability of cumulative preference 'A' shares, cumulative preference 'D' shares and each of the series cumulative preference 'E' shares;	f. transfer restrictions means: the provisions in these Articles of Association which limit the transferability of cumulative preference 'A' shares, cumulative preference 'D' shares and each of the series cumulative preference 'E' shares;	
g. depository receipts means:	g. depository receipts means:	

registered depository receipts issued for shares without the cooperation of the Company;	registered depository receipts issued for shares without the cooperation of the Company;	
h. persons entitled to attend General Meetings means: shareholders with or without voting rights, and also includes persons who possess usufruct of shares and are entitled to vote such shares and persons to whom shares have been pledged and are entitled to vote such shares, all this without prejudice to paragraph 1 of Article 20;	h. persons entitled to attend General Meetings means: shareholders with or without voting rights, and also includes persons who possess usufruct of shares and are entitled to vote such shares and persons to whom shares have been pledged and are entitled to vote such shares, all this without prejudice to paragraph 1 of Article 20;	
i. receipt holders' rights means: the rights which by law vest in persons entitled to attend General Meetings, including but not limited to the right to receive notice of General Meetings, the right to attend such meetings and the right to take the floor at such	i. receipt holders' rights means: the rights which by law vest in persons entitled to attend General Meetings, including but not limited to the right to receive notice of General Meetings, the right to attend such meetings and the right to take the floor at such	

meetings;	meetings;	
j. annual accounts means: the balance sheet, the profit and loss account and the explanatory notes thereon;	j. annual accounts means: the balance sheet, the profit and loss account and the explanatory notes thereon;	
k. amount compulsorily paid means: the nominal value paid by the shareholders of a certain class of shares on their shares together with the capital surplus compulsorily paid on those shares.	k. amount compulsorily paid means: the nominal value paid by the shareholders of a certain class of shares on their shares together with the capital surplus compulsorily paid on those shares.	
4.2. The expressions "written" and "in writing" also mean: communications sent by telegraph, telex, telecopier or by any other means of telecommunication capable of transmitting written text.	4.2. The expressions "written" and "in writing" also mean: communications sent by telegraph, telex, telecopier or by any other means of telecommunication capable of transmitting written text.	
Shares. Share certificate ordinary shares in beare form. Depository Receipts. Usufruct and pledge of shares. **Article 5.** 5.1. The ordinary shares shall be bearer or	**Shares. Share certificate ordinary shares in beare form. Depository Receipts. Usufruct and pledge of shares.** **Article 5.** 5.1. The ordinary shares shall be bearer or	

registered shares at the option of the shareholder. The cumulative preference 'A' shares, the cumulative preference 'D' shares and each of the series cumulative preference 'E' shares shall be registered shares. No certificates are issued in respect of registered shares. The holders of registered shares are listed in the shareholders register. The cumulative preference 'A' shares shall be identified by the letters: CPA, the cumulative preference 'D' shares shall be identified by the letters: CPD and the series cumulative preference 'E' shares by the letters: 1CPE, respectively 2CPE, respectively 3CPE, respectively 4CPE, respectively 5CPE. The Executive Board may number the shares in consecutive order, in which case the numbering of the ordinary shares shall start from number 1, the	registered shares at the option of the shareholder. The cumulative preference 'A' shares, the cumulative preference 'D' shares and each of the series cumulative preference 'E' shares shall be registered shares. No certificates are issued in respect of registered shares. The holders of registered shares are listed in the shareholders register. The cumulative preference 'A' shares shall be identified by the letters: CPA, the cumulative preference 'D' shares shall be identified by the letters: CPD and the series cumulative preference 'E' shares by the letters: 1CPE, respectively 2CPE, respectively 3CPE, respectively 4CPE, respectively 5CPE. The Executive Board may number the shares in consecutive order, in which case the numbering of the ordinary shares shall start from number 1, the	

numbering of the cumulative preference 'A' shares from number CPA1, the numbering of the cumulative preference 'D' shares from number CPD1 and the numbering of the five series cumulative preference 'E' shares from number 1CPE1, respectively 2CPE1, respectively 3CPE1, respectively 4CPE1, respectively 5CPE1, and subject to this provision the Executive Board may with due observance of the provisions of the previous sentence, change the numbering of shares.	numbering of the cumulative preference 'A' shares from number CPA1, the numbering of the cumulative preference 'D' shares from number CPD1 and the numbering of the five series cumulative preference 'E' shares from number 1CPE1, respectively 2CPE1, respectively 3CPE1, respectively 4CPE1, respectively 5CPE1, and subject to this provision the Executive Board may with due observance of the provisions of the previous sentence, change the numbering of shares.	
5.2. All ordinary shares in bearer form shall be embodied in one share certificate.	5.2. All ordinary shares in bearer form shall be embodied in one share certificate.	
5.3. Upon subscription for ordinary shares in bearer form to be issued, the person who acquires a right vis-à-vis the Company to an ordinary share shall receive a right in respect of an ordinary share in bearer form	5.3. Upon subscription for ordinary shares in bearer form to be issued, the person who acquires a right vis-à-vis the Company to an ordinary share shall receive a right in respect of an ordinary share in bearer form in the	

in the following manner.	following manner.	
5.4. The Company shall have the share certificate referred to in paragraph 2 kept in custody for the person or persons entitled by the Nederlands Centraal Instituut voor Giraal Effectenverkeer (Dutch Central Institute for Giro Securities Transactions), being the central institute within the meaning of the Wet giraal effectenverkeer (Act on giro securities transactions) (hereinafter: "Necigef").	5.4. The Company shall have the share certificate referred to in paragraph 2 kept in custody for the person or persons entitled by the Nederlands Centraal Instituut voor Giraal Effectenverkeer (Dutch Central Institute for Giro Securities Transactions), being the central institute within the meaning of the Wet giraal effectenverkeer (Act on giro securities transactions) (hereinafter: "Necigef").	
5.5. The Company grants a right in respect of an ordinary share to a person entitled because (a) Necigef enables the Company to add a share (or have this done) to the share certificate concerned and (b) the person entitled designates an affiliated institution as referred to in the Wet giraal effectenverkeer (hereinafter: "Affiliated Institution"), which credits him accordingly as	5.5. The Company grants a right in respect of an ordinary share to a person entitled because (a) Necigef enables the Company to add a share (or have this done) to the share certificate concerned and (b) the person entitled designates an affiliated institution as referred to in the Wet giraal effectenverkeer (hereinafter: "Affiliated Institution"), which credits him accordingly as	

joint holder (hereinafter: "Joint Holder") in the collective deposit within the meaning of the Wet giraal effectenverkeer.	joint holder (hereinafter: "Joint Holder") in the collective deposit within the meaning of the Wet giraal effectenverkeer.	
5.6. Without prejudice to article 20, paragraph 5, the administration of the share certificate is irrevocably assigned to Necigef and Necigef is irrevocably empowered to do whatever is necessary in respect of the shares concerned on behalf of the person or persons entitled, including acceptation, transfer and co-operation in adding to and deducting from the share certificate.	5.6. Without prejudice to article 20, paragraph 5, the administration of the share certificate is irrevocably assigned to Necigef and Necigef is irrevocably empowered to do whatever is necessary in respect of the shares concerned on behalf of the person or persons entitled, including acceptation, transfer and co-operation in adding to and deducting from the share certificate.	
5.7. If a Joint holder of the Affiliated Institution requires surrender of one or more ordinary shares in bearer form up to at most an number for which he is Joint holder, (a) Necigef shall transfer the shares by deed to the person entitled, (b) the Company shall acknowledge the transfer, (c) Necigef shall enable the Company to	5.7. If a Joint holder of the Affiliated Institution requires surrender of one or more ordinary shares in bearer form up to at most an number for which he is Joint holder, (a) Necigef shall transfer the shares by deed to the person entitled, (b) the Company shall acknowledge the transfer, (c) Necigef shall enable the Company to	

deduct the shares from the share certificate (or have this done), (d) the Affiliated Institution concerned shall debit the person entitled accordingly as Joint Holder in its collective deposit and (e) the Company shall register the holder (or have this done) as holder of a share in registered form in the shareholders register. Under the provisions of this paragraph or paragraph 8, the Company may only charge the shareholder, who has his shares registered in registered form or in bearer form, the costs for doing so.	deduct the shares from the share certificate (or have this done), (d) the Affiliated Institution concerned shall debit the person entitled accordingly as Joint Holder in its collective deposit and (e) the Company shall register the holder (or have this done) as holder of a share in registered form in the shareholders register. Under the provisions of this paragraph or paragraph 8, the Company may only charge the shareholder, who has his shares registered in registered form or in bearer form, the costs for doing so.	
5.8. A holder of an ordinary share in registered form may have the same registered in bearer form at any time because (a) the person entitled transfers this share by deed to Necigef, (b) the Company acknowledges the transfer, (c) Necigef enables the Company to	5.8. A holder of an ordinary share in registered form may have the same registered in bearer form at any time because (a) the person entitled transfers this share by deed to Necigef, (b) the Company acknowledges the transfer, (c) Necigef enables the Company to add	

add the shares to the share certificate (or have this done), (d) an Affiliated Institution designated by the person entitled credits the person entitled accordingly as Joint Holder in its collective deposit and (e) the Company deregisters the person entitled (or has this done) as holder of the share concerned in the shareholders register.	the shares to the share certificate (or have this done), (d) an Affiliated Institution designated by the person entitled credits the person entitled accordingly as Joint Holder in its collective deposit and (e) the Company deregisters the person entitled (or has this done) as holder of the share concerned in the shareholders register.	
5.9. The share certificate shall be signed personally by a member of the Executive Board.	5.9. The share certificate shall be signed personally by a member of the Executive Board.	
5.10. If the share certificate has been lost, the Executive Board may issue a duplicate certificate, under such terms and conditions as the Executive Board shall attach to the same. Following issue of this document, which shall bear the word duplicate, the original document shall be void vis-à-vis the Company.	5.10. If the share certificate has been lost, the Executive Board may issue a duplicate certificate, under such terms and conditions as the Executive Board shall attach to the same. Following issue of this document, which shall bear the word duplicate, the original document shall be void vis-à-vis the Company.	
5.11. The Company may not give its	5.11. The Company may not give its	

cooperation in the issue of depository receipts for shares.	cooperation in the issue of depository receipts for shares.	
5.12. Shares may be encumbered with usufruct. If at the creation of the usufruct it has been provided that the right to vote shall vest in the usufructuary and the usufructuary is a person to whom the shares cannot be freely transferred, he shall have that right only if the granting of the voting right to the usufructuary and - in the case of assignment or transmission of the usufruct - the transmission of the voting right has been approved by the General Meeting with a majority of at least seventy-five (75%) percent of the votes cast.	5.12. Shares may be encumbered with usufruct. If at the creation of the usufruct it has been provided that the right to vote shall vest in the usufructuary and the usufructuary is a person to whom the shares cannot be freely transferred, he shall have that right only if the granting of the voting right to the usufructuary and - in the case of assignment or transmission of the usufruct - the transmission of the voting right has been approved by the General Meeting with a majority of at least seventy-five (75%) percent of the votes cast.	
5.13. Shares may be pledged as security. If at the creation of the pledge it has been provided that the right to vote shall vest in the pledgee and the pledgee is a person to whom the shares cannot be	5.13. Shares may be pledged as security. If at the creation of the pledge it has been provided that the right to vote shall vest in the pledgee and the pledgee is a person to whom the shares cannot be freely transferred,	

freely transferred, he shall have that right only if the grant of the pledge has been approved by the General Meeting with a majority of at least seventy-five (75%) percent of the votes cast. If the rights of the pledgee pass to another person, such person shall have the voting right only if the transmission of the voting right has been approved by the General Meeting with a majority of seventy-five percent (75%) of the votes cast.	he shall have that right only if the grant of the pledge has been approved by the General Meeting with a majority of at least seventy-five (75%) percent of the votes cast. If the rights of the pledgee pass to another person, such person shall have the voting right only if the transmission of the voting right has been approved by the General Meeting with a majority of seventy-five percent (75%) of the votes cast.	
5.14. A shareholder who in consequence of usufruct or a pledge created on his shares is not entitled to vote, usufructuaries entitled to vote and pledgees entitled to vote shall possess the receipt holders' rights.	5.14. A shareholder who in consequence of usufruct or a pledge created on his shares is not entitled to vote, usufructuaries entitled to vote and pledgees entitled to vote shall possess the receipt holders' rights.	
Transfer of registered shares. Exercise of shareholder´s rights. **Article 6.** 6.1. The transfer of registered shares shall require a deed signed for that	**Transfer of registered shares. Exercise of shareholder´s rights.** **Article 6.** 6.1. The transfer of registered shares shall require a deed signed for that	

purpose in accordance with the provisions as laid down in Article 86c, Book 2. In the event of partly paid up cumulative preference 'D' shares the instrument may be acknowledged only if the instrument of transfer has an officially recorded date.	purpose in accordance with the provisions as laid down in Article 86c, Book 2. In the event of partly paid up cumulative preference 'D' shares the instrument may be acknowledged only if the instrument of transfer has an officially recorded date.	
6.2. Paragraph 1 of this Article shall apply mutatis mutandis to the creation and transfer of usufruct of registered shares, to the creation of a pledge upon registered shares and to the division of any community of property or joint estate of which registered shares or a usufruct of registered shares are part.	6.2. Paragraph 1 of this Article shall apply mutatis mutandis to the creation and transfer of usufruct of registered shares, to the creation of a pledge upon registered shares and to the division of any community of property or joint estate of which registered shares or a usufruct of registered shares are part.	
Supply of residence and address. Notices and announcements. Register of shareholders. **Article 7.** 7.1. Holders of registered shares, pledgees and usufructuaries of registered shares must supply their	**Supply of residence and address. Notices and announcements. Register of shareholders.** **Article 7.** 7.1. Holders of registered shares, pledgees and usufructuaries of registered shares must supply their	

residence and address to the Company in writing.	residence and address to the Company in writing.	
7.2. Notices, announcements and generally all communications intended for the persons referred to in paragraph 1 of this Article are to be sent in writing to the addresses they have supplied to the Company. Notwithstanding the provisions of the last sentence, the provisions of Article 9, paragraph 3 and the provisions of Article 22, paragraph 3, all notices and communications to shareholders shall be by way of advertisement in a nationwide published daily newspaper and - in the case of a quotation as referred to in Article 9, paragraph 3 - in the Official Publication List of Amsterdam Exchanges N.V. Notices and communications which, according to the law or these	7.2. Notices, announcements and generally all communications intended for the persons referred to in paragraph 1 of this Article are to be sent in writing to the addresses they have supplied to the Company. Notwithstanding the provisions of the last sentence, the provisions of Article 9, paragraph 3 and the provisions of Article 22, paragraph 3, all notices and communications to shareholders shall be by way of advertisement in a nationwide published daily newspaper and – in the case of a quotation as referred to in Article 9, paragraph 3 - in the Official Publication List of Euronext Amsterdam N.V. Notices and communications which, according to the law	Amendment because of the change of name of Amsterdam Exchanges N.V.

Articles of Association must be addressed to the General Meeting, are to be effected by including them either in the notice for a general meeting or in a document, which is available for inspection at the Company's offices, and - in the case of a quotation as referred to in Article 9, paragraph 3 - at a location in Amsterdam, provided this is mentioned in the notice.	or these Articles of Association must be addressed to the General Meeting, are to be effected by including them either in the notice for a general meeting or in a document, which is available for inspection at the Company's offices, provided this is mentioned in the notice.	Because of the introduction of new means of communication such as the Internet, Euronext no longer imposes the obligation that documents should be made available for inspection in Amsterdam.
7.3. Notwithstanding the provision at the last sentence of the last paragraph, notices, announcements and generally all communications intended for the Company and/or a body of the Company are to be sent in writing to the Company's address.	7.3. Notwithstanding the provision at the last sentence of the last paragraph, notices, announcements and generally all communications intended for the Company and/or a body of the Company are to be sent in writing to the Company's address.	
7.4. The Executive Board shall keep a register in which shall be recorded:	7.4. The Executive Board shall keep a register in which shall be recorded:	
a. the names and addresses of all holders of registered shares as supplied by those persons to the	a. the names and addresses of all holders of registered shares as supplied by those persons to the	

Company, the number of shares they hold, specifying the class of the shares and their identifying numbers, if any, and the date on which they acquired the shares, the date of acknowledgement by or service upon the Company of notice of the acquisition of the shares, the date of registration as well as the amount paid on each share;	Company, the number of shares they hold, specifying the class of the shares and their identifying numbers, if any, and the date on which they acquired the shares, the date of acknowledgement by or service upon the Company of notice of the acquisition of the shares, the date of registration as well as the amount paid on each share;	
b. the names and addresses of usufructuaries and pledgees of registered shares as supplied by those persons to the Company, the date on which they acquired such usufruct or pledge, the number and class(es) of shares in respect of which they possess such usufruct or pledge and the identifying numbers, if any, of those shares, the date of acknowledgement by or service upon the Company of notice of	b. the names and addresses of usufructuaries and pledgees of registered shares as supplied by those persons to the Company, the date on which they acquired such usufruct or pledge, the number and class(es) of shares in respect of which they possess such usufruct or pledge and the identifying numbers, if any, of those shares, the date of acknowledgement by or service upon the Company of notice of	

such acquisition, the date of registration, as well as notes specifying whether or not the right to vote and the receipt holders' rights vest in the usufructuary or pledgee concerned;	such acquisition, the date of registration, as well as notes specifying whether or not the right to vote and the receipt holders' rights vest in the usufructuary or pledgee concerned;	
c. each and any release from liability granted in respect of monies unpaid on shares.	c. each and any release from liability granted in respect of monies unpaid on shares.	
7.5. The register of shareholders shall be updated at regular times. The pages of the register shall be numbered consecutively and shall be initialled by a member of the Executive Board. Each entry or note made in the register shall be initialled in the same manner. For this purpose a facsimile signature shall be deemed a personal signature.	7.5. The register of shareholders shall be updated at regular times. The pages of the register shall be numbered consecutively and shall be initialled by a member of the Executive Board. Each entry or note made in the register shall be initialled in the same manner. For this purpose a facsimile signature shall be deemed a personal signature.	
7.6. Upon request, the Executive Board shall supply to any shareholder, usufructuary or pledgee an extract	7.6. Upon request, the Executive Board shall supply to any shareholder, usufructuary or pledgee an extract	

from the register of shareholders in respect of his rights to a share. If the share is encumbered with a usufruct or a pledge, the extract shall state which person possesses the right to vote and which person has the receipt holders' rights.	from the register of shareholders in respect of his rights to a share. If the share is encumbered with a usufruct or a pledge, the extract shall state which person possesses the right to vote and which person has the receipt holders' rights.	
7.7. The Executive Board shall keep the register of shareholders at the office of the Company where it shall be open to the inspection of any shareholder, and any usufructuary and any pledgee of such shares who has the receipt holders' rights. The particulars recorded in the register in respect of partly-paid shares shall be open to public inspection; a copy of or an extract from such particulars shall be supplied at a charge not exceeding cost.	7.7. The Executive Board shall keep the register of shareholders at the office of the Company where it shall be open to the inspection of any shareholder, and any usufructuary and any pledgee of such shares who has the receipt holders' rights. The particulars recorded in the register in respect of partly-paid shares shall be open to public inspection; a copy of or an extract from such particulars shall be supplied at a charge not exceeding cost.	
Issue of shares. **Article 8.** 8.1. Shares shall be issued pursuant to a	**Issue of shares.** **Article 8.** 8.1. Shares shall be issued pursuant to a	

resolution of the General Meeting subject to the approval of the Supervisory Board. Subject to the approval of the Supervisory Board, the General Meeting may designate the Executive Board as the authorised body to resolve to issue shares; as long as the Executive Board is authorised to resolve to issue shares, the General Meeting is not allowed to resolve to issue shares.	resolution of the General Meeting subject to the approval of the Supervisory Board. Subject to the approval of the Supervisory Board, the General Meeting may designate the Executive Board as the authorised body to resolve to issue shares; as long as the Executive Board is authorised to resolve to issue shares, the General Meeting is not allowed to resolve to issue shares.	
8.2. Subject to the approval of the Supervisory Board, the General Meeting or, as the case may be the Executive Board shall determine the price and the further terms and conditions of the issue, with due observance of the other provisions on this matter in these Articles of Association.	8.2. Subject to the approval of the Supervisory Board, the General Meeting or, as the case may be the Executive Board shall determine the price and the further terms and conditions of the issue, with due observance of the other provisions on this matter in these Articles of Association.	
8.3. If the Executive Board is designated as the authorised body to resolve to issue shares, it is determined on	8.3. If the Executive Board is designated as the authorised body to resolve to issue shares, it is determined on	

such designation which number and which class of shares may be issued. On such a designation the period of the designation shall also be determined, which period may not exceed five years. The designation may be extended, from time to time, for periods not exceeding five years. Unless such designation provides otherwise, it may not be withdrawn.	such designation which number and which class of shares may be issued. On such a designation the period of the designation shall also be determined, which period may not exceed five years. The designation may be extended, from time to time, for periods not exceeding five years. Unless such designation provides otherwise, it may not be withdrawn.	
8.4. A valid resolution of the General Meeting to issue or to designate the Executive Board to do so, shall require the approval of the Supervisory Board besides a prior or simultaneous resolution of approval by each group of holders of the same class of shares to whose rights the issue is detrimental.	8.4. A valid resolution of the General Meeting to issue or to designate the Executive Board to do so, shall require the approval of the Supervisory Board besides a prior or simultaneous resolution of approval by each group of holders of the same class of shares to whose rights the issue is detrimental.	
8.5. Within eight days of a resolution by the General Meeting to issue or to designate the Executive Board, the Executive Board shall deposit	8.5. Within eight days of a resolution by the General Meeting to issue or to designate the Executive Board, the Executive Board shall deposit the full	

the full text of the resolution at the commercial register.	text of the resolution at the commercial register.	
8.6. Within eight days of each issue of shares, the Executive Board shall report the same to the commercial register, stating the number and class.	8.6. Within eight days of each issue of shares, the Executive Board shall report the same to the commercial register, stating the number and class.	
8.7. The provisions of the previous paragraphs shall apply correspondingly to the granting of rights to subscribe for shares, but shall not apply to an issue of shares to a person who exercises a previously *acquired* right to subscribe for shares.	8.7. The provisions of the previous paragraphs shall apply correspondingly to the granting of rights to subscribe for shares, but shall not apply to an issue of shares to a person who exercises a previously acquired right to subscribe for shares.	
8.8. The Company cannot subscribe for shares in its own capital.	8.8. The Company cannot subscribe for shares in its own capital.	
8.9. a. If the Executive Board has been authorized to resolve to issue shares, it shall for the issue of cumulative preference 'D' shares - including in this paragraph the granting of a right to take cumulative preference 'D' shares	8.9. a. If the Executive Board has been authorized to resolve to issue shares, it shall for the issue of cumulative preference 'D' shares – including in this paragraph the *granting of a right to* take cumulative preference 'D' shares	

but not to an issue of cumulative preference 'D' shares to a person who exercises a previously acquired right to subscribe for cumulative preference 'D' shares - have the duty to explain the reason(s) of such issue at a General Meeting to be held within thirty days after those shares have been issued, unless such explanation has been given at a previous General Meeting.	but not to an issue of cumulative preference 'D' shares to a person who exercises a previously acquired right to subscribe for cumulative preference 'D' shares - have the duty to explain the reason(s) of such issue at a General Meeting to be held within thirty days after those shares have been issued, unless such explanation has been given at a previous General Meeting.	
b. If cumulative preference 'D' shares have been issued by virtue of a resolution to issue, or a resolution to grant rights to take shares, passed by the Executive Board without the prior approval or other assistance of the General Meeting, the Executive Board shall convene a General Meeting within two years of that issue and put a proposal to that meeting concerning purchase or	b. If cumulative preference 'D' shares have been issued by virtue of a resolution to issue, or a resolution to grant rights to take shares, passed by the Executive Board without the prior approval or other assistance of the General Meeting, the Executive Board shall convene a General Meeting within two years of that issue and put a proposal to that meeting concerning purchase or	

cancellation of said issued cumulative preference 'D' shares. If the resolution for purchase or cancellation of the cumulative preference 'D' shares is not passed in that meeting the Executive Board shall, in each instance within two years after the aforementioned proposal has been put up for discussion, again convene a General Meeting in which such a proposal shall be made again, which obligation no longer exists if the said shares are no longer issued or are no longer held by another than the Company.	cancellation of said issued cumulative preference 'D' shares. If the resolution for purchase or cancellation of the cumulative preference 'D' shares is not passed in that meeting the Executive Board shall, in each instance within two years after the aforementioned proposal has been put up for discussion, again convene a General Meeting in which such a proposal shall be made again, which obligation no longer exists if the said shares are no longer issued or are no longer held by another than the Company.	
8.10. Ordinary shares, cumulative preference 'A' shares and cumulative preference 'E' shares may be issued only against payment in full; cumulative preference 'D' shares may be issued against partial payment, provided however that the	8.10. Ordinary shares, cumulative preference 'A' shares and cumulative preference 'E' shares may be issued only against payment in full; cumulative preference 'D' shares may be issued against partial payment, provided however that the	

part of the nominal amount of each cumulative preference 'D' share which must be paid - irrespective of when it is issued - must be the same, and that at least one-fourth of the nominal amount must be paid up when the share is taken.	part of the nominal amount of each cumulative preference 'D' share which must be paid - irrespective of when it is issued - must be the same, and that at least one-fourth of the nominal amount must be paid up when the share is taken.	
8.11. The Executive Board may with the approval of the Supervisory Board resolve that payment on shares shall be made by some other means than payment in cash.	8.11. The Executive Board may with the approval of the Supervisory Board resolve that payment on shares shall be made by some other means than payment in cash.	
8.12. Subject to the approval of the Supervisory Board, the Executive Board may resolve on which day and up to which amount further payment on non-fully paid cumulative preference 'D' shares must be made. The Executive Board shall notify the holders of cumulative preference 'D' shares of any resolution for further issue without delay, stating explicitly the contents of paragraph	8.12. Subject to the approval of the Supervisory Board, the Executive Board may resolve on which day and up to which amount further payment on non-fully paid cumulative preference 'D' shares must be made. The Executive Board shall notify the holders of cumulative preference 'D' shares of any resolution for further issue without delay, stating explicitly the contents of paragraph 13 of this Article; there shall be at least four	

13 of this Article; there shall be at least four weeks between such notification and the day on which payment must have been made.	weeks between such notification and the day on which payment must have been made.	
8.13. If *a shareholder* defaults in satisfying his further payment obligation - which is the case by the mere expiry of the stated term - he shall be required, as of the day on which the payment should have been made, to pay to the Company the statutory interest and to indemnify the Company for any *further* loss occurred *as a* result of his failing. In addition, he may, as long as he has not met his obligation for further payment, not exercise the right to meet and vote vested in the relevant shares and the right to distributions on those shares shall be suspended.	8.13. If a shareholder defaults in satisfying his further payment obligation – which is the case by the mere expiry of the stated term - he shall be required, as of the day on which the payment should have been made, to pay to the Company the statutory interest and to indemnify the Company for any further loss occurred as a result of his failing. In addition, he may, as long as he has not met his *obligation for further* payment, not exercise the right to meet and vote vested in the relevant shares and the right to distributions on those shares shall be suspended.	
Pre-emptive right at issue of shares. ***Article 9.*** 9.1. Each holder of ordinary shares	**Pre-emptive right at issue of shares.** ***Article 9.*** 9.1. Each holder of ordinary shares shall	

shall have a pre-emptive right regarding new ordinary shares to be issued against payment in cash. Each holder of cumulative preference 'A' shares shall have a pre-emptive right regarding new cumulative preference 'A' shares against payment in cash. Holders of cumulative preference 'D' shares and cumulative preference 'E' shares shall have no pre-emptive right in respect of shares that are issued. Holders of ordinary shares and holders of cumulative preference 'A' shares shall have no pre-emptive right in respect of cumulative preference 'D' shares and cumulative preference 'E' shares that are issued. The pre-emptive right shall endure to the benefit of the shareholders concerned pro rata	have a pre-emptive right regarding new ordinary shares to be issued against payment in cash. Each holder of cumulative preference 'A' shares shall have a pre-emptive right regarding new cumulative preference 'A' shares against payment in cash. Holders of cumulative preference 'D' shares and cumulative preference 'E' shares shall have no pre-emptive right in respect of shares that are issued. Holders of ordinary shares and holders of cumulative preference 'A' shares shall have no pre-emptive right in respect of cumulative preference 'D' shares and cumulative preference 'E' shares that are issued. The pre-emptive right shall endure to the benefit of the shareholders concerned pro rata to their holdings - as at the date of the resolution to	

to their holdings - as at the date of the resolution to issue shares - of the shares from which they derive their pre-emptive right. Without prejudice to the foregoing the shareholders referred to in this paragraph shall not have the pre-emptive right in the cases where such right is withheld by virtue of mandatory provisions of the law. If any shareholder fails to exercise his pre- emptive right or does not exercise it on time or in full, the pre-emptive right in respect of the shares of that class so becoming available shall endure to the benefit of the other shareholders of that class.	issue shares - of the shares from which they derive their pre-emptive right. Without prejudice to the *foregoing* the shareholders referred to in this paragraph shall not have the pre-emptive right in the cases where such right is withheld by virtue of mandatory provisions of the law. If any shareholder fails to exercise his pre-emptive right or does not exercise it on time or in full, the pre-emptive right in respect of the shares of that class so becoming available shall endure to the benefit of the other shareholders of that class.	
9.2. Subject to the approval of the Supervisory Board and with due observance of this Article, the resolution to issue new shares by	9.2. Subject to the approval of the Supervisory Board and with due observance of this Article, the resolution to issue new shares by the	

the General Meeting or the Executive Board, as the case may be, shall provide in which manner and within which period of time the pre-emptive right can be exercised.	General Meeting or the Executive Board, as the case may be, shall provide in which manner and within which period of time the pre-emptive right can be exercised.	
9.3. A share issue at which shareholders may exercise a pre-emptive right and the period during which said right is to be exercised shall be announced in the State Gazette, in a nationwide published daily newspaper and - in case shares in the share capital of the Company have been admitted to the Official AEX Stock Exchange - in the Official Price List of Amsterdam Exchanges N.V. The pre-emptive right may be exercised during at least two weeks after publication in the State Gazette.	9.3. A share issue at which shareholders may exercise a pre-emptive right and the period during which said right is to be exercised shall be announced in the State Gazette, in a nationwide published daily newspaper and – in case shares in the share capital of the Company have been admitted to the Amsterdam Stock Exchange - in the Official Price List of Euronext Amsterdam N.V. The pre-emptive right may be exercised during at least two weeks after publication in the State Gazette.	Amendment because of the change of name of Amsterdam Exchanges N.V.
9.4. Subject to the approval of the Supervisory Board pre-emption rights on ordinary shares and cumulative preference 'A' shares	9.4. Subject to the approval of the Supervisory Board pre-emption rights on ordinary shares and cumulative preference 'A' shares may be limited	

may be limited or excluded. In the proposal in respect thereof, the reasons for the proposal and the selection of the intended issue price shall be explained in writing.	or excluded. In the proposal in respect thereof, the reasons for the proposal and the selection of the intended issue price shall be explained in writing.	
9.5. Restriction or exclusion of the pre-emption right shall take place by a *resolution* of the General Meeting, unless the Executive Board is empowered to do so. The power to do so may be given to the Executive Board by a resolution of the General Meeting for a fixed period not exceeding five years, but such a designation may only occur, if the Executive Board also shall be designated at the same time or was designated as the authorised body to resolve to issue shares. The *designation* may be extended, from time to time, for periods not exceeding five years. The designation is only valid as long as the Executive Board is the	9.5. Restriction or exclusion of the pre-emption right shall take place by a resolution of the General Meeting, unless the Executive Board is empowered to do so. The power to do so may be given to the Executive Board by a resolution of the General Meeting for a fixed period not exceeding five years, but such a designation may only occur, if the Executive Board also shall be designated at the same time or was designated as the authorised body to resolve to issue shares. The designation may be extended, from time to time, for periods not exceeding five years. The designation is only valid as long as the Executive Board is the authorised	

authorised body to resolve to issue shares. Unless such designation provides otherwise, it may not be withdrawn.	body to resolve to issue shares. Unless such designation provides otherwise, it may not be withdrawn.	
9.6. If less than one-half of the issued capital is represented at the meeting, a majority of at least two-thirds of the votes cast shall be required for a resolution of the General Meeting to restrict or exclude the pre-emption right or to make such designation as meant in the last paragraph. Within eight days after the resolution the Executive Board shall deposit the full text of the resolution at the commercial register.	9.6. If less than one-half of the issued capital is represented at the meeting, a majority of at least two-thirds of the votes cast shall be required for a resolution of the General Meeting to restrict or exclude the pre-emption right or to make such designation as meant in the last paragraph. Within eight days after the resolution the Executive Board shall deposit the full text of the resolution at the commercial register.	
9.7. The provisions of the preceding paragraph of this Article shall apply mutatis mutandis to the granting of rights to take shares. Shareholders shall have no pre-emptive right in respect of shares issued to a person exercising a	9.7. The provisions of the preceding paragraph of this Article shall apply mutatis mutandis to the granting of rights to take shares. Shareholders shall have no pre-emptive right in respect of shares issued to a person exercising a	

previously acquired right to take shares.	previously acquired right to take shares.	
Acquisition by the Company of its own shares or depository receipts of such shares. The transfer or disposal thereof and the creation of limited rights to own shares or depository receipts thereof held by the company. **Article 10.** 10.1. Any acquisition by the Company of partly-paid shares in its own capital shall be null and void.	**Acquisition by the Company of its own shares or depository receipts of such shares. The transfer or disposal thereof and the creation of limited rights to own shares or depository receipts thereof held by the company.** **Article 10.** 10.1. Any acquisition by the Company of partly-paid shares in its own capital shall be null and void.	
10.2. Subject to the authorisation by the General Meeting and the given approval by the Supervisory Board and without prejudice to the provision in section 98d, Book 2, the Executive Board may cause the Company to acquire fully paid up shares in its own share capital for a consideration, if:	10.2. Subject to the authorisation by the General Meeting and the given approval by the Supervisory Board and without prejudice to the provision in section 98d, Book 2, the Executive Board may cause the Company to acquire fully paid up shares in its own share capital for a consideration, if:	
a. its shareholders' equity, less the acquisition price, is not less than the sum of the paid and called up	a. its shareholders' equity, less the acquisition price, is not less than the sum of the paid and called up	

part of its capital and the reserves which must be maintained by law;	part of its capital and the reserves which must be maintained by law;	
b. the nominal amount of the shares in its share capital which the Company acquires, holds, holds as pledgee or which are held by a subsidiary company, is not more than one-tenth of the issued capital. For the purposes of paragraph a the amount of the shareholders' equity according to the last adopted balance sheet shall be determined less the acquisition price of shares in the share capital of the Company and distributions to others from profits or reserves becoming due by it and its subsidiaries after the balance sheet date. An acquisition in accordance with this paragraph shall not be permitted, if more than six	b. the nominal amount of the shares in its share capital which the Company acquires, holds, holds as pledgee or which are held by a subsidiary company, is not more than one-tenth of the issued capital. For the purposes of paragraph a the amount of the shareholders' equity according to the last adopted balance sheet shall be determined less the acquisition price of shares in the share capital of the Company and distributions to others from profits or reserves becoming due by it and its subsidiaries after the balance sheet date. An acquisition in accordance with this paragraph shall not be permitted, if more than six months have lapsed since	

months have lapsed since the end of the financial year without the annual accounts having been adopted. The General Meeting must specify in the authorisation, which shall be valid for not more than eighteen months, the number and class of shares which may be acquired, the manner in which they may be acquired and the limits within which the price must be set.	the end of the financial year without the annual accounts having been adopted. The General Meeting must specify in the authorisation, which shall be valid for not more than eighteen months, the number and class of shares which may be acquired, the manner in which they may be acquired and the limits within which the price must be set.	
10.3. The Executive Board with the approval of the Supervisory Board shall have the power to resolve:	10.3. The Executive Board with the approval of the Supervisory Board shall have the power to resolve:	
a. to transfer or dispose of shares held by the Company in its own capital and to determine the price and the other terms of transfer;	a. to transfer or dispose of shares held by the Company in its own capital and to determine the price and the other terms of transfer;	
b. to enter into contracts whereby the Company undertakes to transfer or dispose of shares held in its own capital, for example by	b. to enter into contracts whereby the Company undertakes to transfer or dispose of shares held in its own capital, for example by	

granting a right to acquire such shares (option);	granting a right to acquire such shares (option);	
c. to create a usufruct or pledge on shares held by the Company in its own capital and to determine the price - if any - and the other terms of such usufruct or pledge.	c. to create a usufruct or pledge on shares held by the Company in its own capital and to determine the price - if any - and the other terms of such usufruct or pledge.	
10.4. If depository receipts for shares in the Company have been issued, such depository receipts for shares shall be put on a par with shares for the purpose of the provisions of paragraph 2.	10.4. If depository receipts for shares in the Company have been issued, such depository receipts for shares shall be put on a par with shares for the purpose of the provisions of paragraph 2.	
10.5. The Company may accept a pledge of its own shares or depository receipts issued therefor, only if:	10.5. The Company may accept a pledge of its own shares or depository receipts issued therefor, only if:	
a. the shares concerned are fully paid up,	a. the shares concerned are fully paid up,	
b. the nominal amount of its own shares and the depository receipts issued therefor to be pledged to it and of those already held or pledged to it do not together amount to more than	b. the nominal amount of its own shares and the depository receipts issued therefor to be pledged to it and of those already held or pledged to it do not together amount to more than one-tenth of	

one-tenth of the issued capital; and	the issued capital; and	
c. the General Meeting of shareholders has approved the pledge agreement.	c. the General Meeting of shareholders has approved the pledge agreement.	
Reduction of capital. **Article 11.** 11.1. Acting on a proposal of the Supervisory Board the General Meeting may resolve to reduce the issued capital by a cancellation of shares or by a reduction of the nominal value of the shares by alteration of the Articles of Association. In case of a cancellation of shares or redemption of shares, the amount compulsorily paid on the relevant shares must be repaid without prejudice to the provisions of paragraph 4. The shares referred to in the resolution must be designated therein and provisions for the implementation of such resolution must be made	**Reduction of capital.** **Article 11.** 11.1. Acting on a proposal of the Supervisory Board the General Meeting may resolve to reduce the issued capital by a cancellation of shares or by a reduction of the nominal value of the shares by alteration of the Articles of Association. In case of a cancellation of shares or redemption of shares, the amount compulsorily paid on the relevant shares must be repaid without prejudice to the provisions of paragraph 4. The shares referred to in the resolution must be designated therein and provisions for the implementation of such resolution must be made therein. The paid and	

therein. The paid and called-up part of the capital may not fall below the minimum capital prescribed by law at the time of the resolution.	called-up part of the capital may not fall below the minimum capital prescribed by law at the time of the resolution.	
11.2. A resolution to cancel may only relate to shares held by the Company itself or of which it holds the depository receipts or to only the ordinary shares or to only the cumulative preference 'A' shares or to only the cumulative preference 'D' shares or to only the cumulative preference 'E' shares or one or more series thereof and may only be taken after a prior resolution of approval by each group of holders of shares of the class of shares concerned.	11.2. A resolution to cancel may only relate to shares held by the Company itself or of which it holds the depository receipts or to only the ordinary shares or to only the cumulative preference 'A' shares or to only the cumulative preference 'D' shares or to only the cumulative preference 'E' shares or one or more series thereof and may only be taken after a prior resolution of approval by each group of holders of shares of the class of shares concerned.	
11.3. Acting on a proposal of the Supervisory Board the General Meeting may resolve that by alteration of the Articles of Association:	11.3. Acting on a proposal of the Supervisory Board the General Meeting may resolve that by alteration of the Articles of Association:	
a. the nominal value of all shares	a. the nominal value of all shares	

shall be reduced;	shall be reduced;	
b. the nominal, value of only the ordinary shares or of only the cumulative preference 'A' shares or of only the cumulative preference 'D' shares or of only the cumulative preference 'E' shares or one or more series thereof, or the nominal value of more than one class of shares, shall be reduced.	b. the nominal, value of only the ordinary shares or of only the cumulative preference 'A' shares or of only the cumulative preference 'D' shares or of only the cumulative preference 'E' shares or one or more series thereof, or the nominal value of more than one class of shares, shall be reduced.	
If the intended reduction shall not be applied in respect of all shares, the General Meeting may pass a resolution to reduce the nominal value of the class(es) of shares concerned only after having obtained the prior approval of the meeting of holders of shares of each class in respect of which the proposed reduction is to take place. A reduction of the nominal value of	If the intended reduction shall not be applied in respect of all shares, the General Meeting may pass a resolution to reduce the nominal value of the class(es) of shares concerned only after having obtained the prior approval of the meeting of holders of shares of each class in respect of which the proposed reduction is to take place. A reduction of the nominal value of shares, whether without redemption	

shares, whether without redemption or against partial repayment on the shares or upon release from the obligation to pay up the shares, must be made pro rata on all shares concerned. This pro rata requirement may be waived if all shareholders concerned so agree.	or against partial repayment on the shares or upon release from the obligation to pay up the shares, must be made pro rata on all shares concerned. This pro rata requirement may be waived if all shareholders concerned so agree.	
11.4. In case of a cancellation with repayment of the cumulative preference 'A' shares or cumulative preference 'D' shares or cumulative preference 'E' shares or one or more series thereof the amount including the capital surplus paid on said shares, if any, or with respect to the cumulative preference 'A' shares the balance of the share premium reserve A as mentioned in Article 27, paragraph 1, and increased with the deficit of distributable dividend in the previous years and the current fiscal year, shall have to be paid simultaneously.	11.4. In case of a cancellation with repayment of the cumulative preference 'A' shares or cumulative preference 'D' shares or cumulative preference 'E' shares or one or more series thereof the amount including the capital surplus paid on said shares, if any, or with respect to the cumulative preference 'A' shares the balance of the share premium reserve A as mentioned in Article 27, paragraph 1, and increased with the deficit of distributable dividend in the previous years and the current fiscal year, shall have to be paid simultaneously.	

11.5. A resolution of the General Meeting for capital reduction may be adopted only by a majority of at least two-thirds of the votes cast, if less than one half of the issued share capital is represented. A resolution for capital reduction shall further require prior or simultaneous approval of each group of holders of shares of a specific class whose rights are affected; the provision set forth in the first sentence of this paragraph shall apply mutatis mutandis to resolutions of a such group.	11.5. A resolution of the General Meeting for capital reduction may be adopted only by a majority of at least two-thirds of the votes cast, if less than one half of the issued share capital is represented. A resolution for capital reduction shall further require prior or simultaneous approval of each group of holders of shares of a specific class whose rights are affected; the provision set forth in the first sentence of this paragraph shall apply mutatis mutandis to resolutions of a such group.	
11.6. The notice calling the General Meeting at which a resolution as referred to in this Article will be taken shall state the purpose of the reduction of capital and the manner of implementation.	11.6. The notice calling the General Meeting at which a resolution as referred to in this Article will be taken shall state the purpose of the reduction of capital and the manner of implementation.	
11.7. The Company shall file the resolutions referred to in this Article at the Commercial Register and shall publish a notice of such filing in a	11.7. The Company shall file the resolutions referred to in this Article at the Commercial Register and shall publish a notice of such filing in a	

national daily newspaper.	national daily newspaper.	
Shareholders´proxy. Shares belonging to any community of property or joint estate. **Article 12.** 12.1.In respect of any or all of his shares a shareholder may give one or several persons written power of attorney to exercise any or all of the rights attached to those shares. Such power of attorney may not be given in respect of one and the same share to more than one person simultaneously. The power referred to in this paragraph also vest in usufructuaries and pledgees of shares.	**Shareholders´proxy. Shares belonging to any community of property or joint estate.** **Article 12.** 12.1.In respect of any or all of his shares a shareholder may give one or several persons written power of attorney to exercise any or all of the rights attached to those shares. Such power of attorney may not be given in respect of one and the same share to more than one person simultaneously. The power referred to in this paragraph also vest in usufructuaries and pledgees of shares.	
12.2.Joint owners of any community of property or joint estate comprising shares or a limited right to shares may only exercise their rights by giving one or several persons written power of attorney to exercise said rights. If power of	12.2.Joint owners of any community of property or joint estate comprising shares or a limited right to shares may only exercise their rights by giving one or several persons written power of attorney to exercise said rights. If power of attorney is given	

attorney is given to several persons, such power of attorney must specify in respect of which number of shares each proxy is authorised to exercise the rights attached thereto.	to several persons, such power of attorney must specify in respect of which number of shares each proxy is authorised to exercise the rights attached thereto.	
Transfer restriction. **Article 13.** 13.1. Any transfer of cumulative preference 'A' shares, cumulative preference 'D' shares or cumulative preference 'E' shares is subject to the approval of the Executive Board. The approval will be applied for in writing, mentioning the name and address of the prospective buyer as well as the price or other consideration, which the prospective buyer is willing to pay or to give.	**Transfer restriction.** **Article 13.** 13.1. Any transfer of cumulative preference 'A' shares, cumulative preference 'D' shares or cumulative preference 'E' shares is subject to the approval of the Executive Board. The approval will be applied for in writing, mentioning the name and address of the prospective buyer as well as the price or other consideration, which the prospective buyer is willing to pay or to give.	
13.2. In case of refusal of approval, the Executive Board will be obliged - simultaneously with its refusal to grant its approval - to designate one or more prospective buyers,	13.2. In case of refusal of approval, the Executive Board will be obliged - simultaneously with its refusal to grant its approval - to designate one or more prospective buyers, prepared	

prepared and capable to purchase all shares referred to in the request for approval, against payment in cash, for a purchase price to be determined by the transferor and the Executive Board within two months after that designation and by mutual agreement.	and capable to purchase all shares referred to in the request for approval, against payment in cash, for a purchase price to be determined by the transferor and the Executive Board within two months *after that designation and by mutual* agreement.	
13.3. If within three months after the receipt by the Company of the request for approval of the intended transfer the transferor has not received from the Company a written refusal of approval, designating one or more prospective buyers to whom the shares concerned can be transferred in accordance with the provisions of this Article, the approval to transfer shall be deemed to have been granted after expiration of the mentioned period of time respectively the receipt of the announcement of refusal.	13.3. If within three months after the receipt by the Company of the request for approval of the intended transfer the transferor has not received from the Company a written refusal of approval, designating one or more prospective buyers to whom the shares concerned can be transferred in accordance with the provisions of this Article, the approval to transfer shall be deemed to have been granted after expiration of the mentioned period of time respectively the receipt of the announcement of refusal.	

13.4. If no agreement has been reached between the transferor and the Executive Board on the purchase price as mentioned in paragraph 2 of this Article within one month after the written refusal of approval, designating one or more prospective buyers to whom the shares concerned can be transferred in accordance with the provisions of this Article, that purchase price shall be determined by an independent expert, to be designated by mutual agreement between the transferor and the Executive Board, failing such agreement within three months after the refusal of approval, by the President of the Chamber of Commerce and Industry in the district in which the Company has its actual seat at the request of the most interested party.	13.4. If no agreement has been reached between the transferor and the Executive Board on the purchase price as mentioned in paragraph 2 of this Article within one month after the written refusal of approval, designating one or more prospective buyers to whom the shares concerned can be transferred in accordance with the provisions of this Article, that purchase price shall be determined by an independent expert, to be designated by mutual agreement between the transferor and the Executive Board, failing such agreement within three months after the refusal of approval, by the President of the Chamber of Commerce and Industry in the district in which the Company has its actual seat at the request of the most interested party.	
13.5. The transferor shall have a right to decide not to transfer,	13.5. The transferor shall have a right to decide not to transfer,	

provided he notifies the Executive Board in writing on his decision within one month after notification to the transferor of the name of the designated prospective buyer(s) as well as the purchase price determined.	provided he notifies the Executive Board in writing on his decision within one month after notification to the transferor of the name of the designated prospective buyer(s) as well as the purchase price determined.	
13.6. For a period of three months after the approval to transfer has been granted or is deemed to have been granted, the transferor may transfer all shares mentioned in his request for approval to the transferee, stated in his request, against the purchase price or consideration mentioned by the transferor, as referred to in the second sentence of paragraph 1 of this Article.	13.6. For a period of three months after the approval to transfer has been granted or is deemed to have been granted, the transferor may transfer all shares mentioned in his request for approval to the transferee, stated in his request, against the purchase price or consideration mentioned by the transferor, as referred to in the second sentence of paragraph 1 of this Article.	
13.7. The costs for the transfer, borne by the Company, can be charged to the transferee.	13.7. The costs for the transfer, borne by the Company, can be charged to the transferee.	
13.8. The provisions of this Article shall apply mutatis mutandis to an	13.8. The provisions of this Article shall apply mutatis mutandis to an	

apportionment of cumulative preference 'A' shares, cumulative preference 'D' shares or cumulative preference 'E' shares belonging to a common ownership.	apportionment of cumulative preference 'A' shares, cumulative preference 'D' shares or cumulative preference 'E' shares belonging to a common ownership.	
Executive Board and Supervisory Board. **Article 14.** 14.1. Save for any restrictions laid down in the Articles of Association the business and affairs of the Company shall be managed by an Executive Board consisting of one or several members. The Company shall have a Supervisory Board consisting of three or several members. The number of members of the Executive Board and the number of Supervisory Directors shall be determined by the Supervisory Board. If the number of Supervisory Board members is less than three the General Meeting shall immediately take measures to	**Executive Board and Supervisory Board.** **Article 14.** 14.1. Save for any restrictions laid down in the Articles of Association the business and affairs of the Company shall be managed by an Executive Board consisting of one or several members, <u>under the supervision of a Supervisory Board.</u>	As a result of the deletion of the rules applicable to a structure-regime for the Company, the provisions concerning the appointment and dismissal of Executive and Supervisory Directors have been drafted in accordance with the provisions of the law for companies without a structure-regime, with the understanding that appointments of new Executive and Supervisory Directors will in principle be made by the General Meeting of Shareholders following a binding nomination by the Supervisory Board.

increase the number of members.		
14.2. Natural persons as well as bodies corporate shall be eligible for appointment as a member of the Executive Board. Natural persons only shall be eligible for appointment as a Supervisory Director.	14.2. Natural persons as well as bodies corporate shall be eligible for appointment as a member of the Executive Board. Natural persons only shall be eligible for appointment as a Supervisory Director.	
14.3. The members of the Executive Board are appointed by the Supervisory Board. The Supervisory Board informs the General Meeting about an intended appointment of a member of the Executive Board. The Supervisory Board may appoint a member of the Executive Board as Chief Executive Officer. The Supervisory Board shall determine the remuneration and further terms of employment of each member of the Executive Board and of the person referred to in paragraph 7 of Article 15.	14.3. The members of the Executive Board are appointed by the General Meeting. Their appointment by the General Meeting shall result from a recommendation by the Supervisory Board. The Supervisory Board will indicate whether the recommendation is binding or not-binding. If the recommendation is binding, the General Meeting can however at all times lift the binding force of any such recommendation by means of a resolution passed by a majority of two-thirds of the votes cast, representing more than a third of the issued share capital. If the General Meeting lifts the binding	The articles 14.3. and 14.5. have been clarified as a result of the review of the amendment of the articles of association on the General Meeting of Shareholders of 23 May 2002.

	force of the first binding recommendation by the Supervisory Board, the Supervisory Board will present a second binding recommendation. If the General Meeting again lifts the binding force of such a second recommendation by means of a resolution passed by a majority of two-thirds of the votes cast, representing more than a third of the issued share capital, the General Meeting appoints a member of the Executive Board without a binding recommendation.	
14.4. The Supervisory Board may remove any member of the Executive Board from office at any time, provided however, that the Supervisory Board cannot dismiss a member of the Executive Board unless the General Meeting has been consulted on the intended dismissal. The member of the Executive Board	14.4. The General Meeting can suspend and dismiss a member of the Executive Board by a majority of two-thirds of the votes cast, representing more than a third of the issued share capital. The Supervisory Board shall at all times have the power to suspend a member of the Executive Board.	

concerned shall be given the opportunity to account for his conduct at the meeting concerned of the Supervisory Board. For that purpose he may have himself assisted by a legal adviser.		
14.5. The Supervisory Board shall have the power to suspend a member of the Executive Board, provided that the resolution to that effect is passed by a majority of at least two thirds of the votes cast at a meeting at which more than one half of the number of Supervisory Directors in office are present or represented. The suspension of a member of the Executive Board shall terminate if within three months after the effective date of his suspension the Supervisory Board has not passed a resolution to remove him from office or to lift or to extend his suspension. The period of extensi-	14.5. The members of the Supervisory Board are appointed by the General Meeting. Their appointment by the General Meeting shall result from a recommendation by the Supervisory Board. The Supervisory Board will indicate whether the recommendation is binding or not-binding. The General Meeting can however at all times lift the binding force of any such recommendation by means of a resolution passed by a majority of two-thirds of the votes cast, representing more than a third of the issued share capital. If the General Meeting lifts the binding force of the first binding recommendation by the Supervisory	

on of a member of the Executive Board's suspension may not exceed three months from the date on which the resolution to extend the suspension was passed. The suspension terminates if the Supervisory Board shall not within the period of further suspension resolve to terminate the suspension or to remove the member of the Executive Board.	Board, the Supervisory Board presents a second binding recommendation. If the General Meeting again lifts the binding force of such a second recommendation by means of a resolution adopted by a majority of two-thirds of the votes cast, representing more than a third of the issued share capital, the General Meeting appoints a member of the Supervisory Board without a binding recommendation of the Supervisory Board.	
14.6. The members of the Supervisory Board shall be appointed by the Supervisory Board. If there is no member of the Supervisory Board in office, the appointment shall be made by the General Meeting with due observance of the provisions of the law.		
14.7. Persons may be recommended for appointment as member of the Supervisory Board to the	14.6. The members of the Supervisory Board can be suspended or dismissed by the General Meeting	

Supervisory Board by the General Meeting, the Works' Council and the Executive Board. The Supervisory Board shall in good time inform the General Meeting, the Works' Council and the Executive Board when, and for what reason, a vacancy must be filled.	with a majority of two-thirds of the votes cast, representing more than a third of the issued share capital.	
14.8. The Supervisory Board shall notify the General Meeting and the Works' Council of the name of the person it wishes to appoint. Such notice shall specify the candidate's age, profession, the amount of shares he holds in the capital of the Company, the positions he holds or has held, insofar as such positions are of importance in connection with the fulfilment of the duties of office of a member of the Supervisory Board, as well as the legal persons with whom he is associated as a member of	14.7. Each recommendation for the appointment of a member of the Executive Board or of the Supervisory Board, shall be accompanied by a notice specifying the candidate´s age, profession, the amount of the shares he holds in the capital of the Company and the positions he holds or has held, insofar as such positions are of importance in connections with the fulfilment of the duties of office of a member of the Executive Board or of the Supervisory Board respectively. Such notice shall also specify, the legal persons with	

the Supervisory Board, if such legal persons include any which belong to one and the same group, the name of that group will suffice. The notice shall further state the reasons for the intended appointment.	whom he is associated as a member of their Supervisory Board with, in cases where such legal persons include any which belong to one and the same group, the name of such group sufficing. The recommendation for the appointment of a member of the Executive Board or of the Supervisory Board shall state the reasons for the intended appointment.	
14.9. The Supervisory Board shall appoint the person referred to in the previous paragraph, unless the General Meeting or the Works' Council shall object to the intended appointment on the ground that it may be expected that the person proposed will be unsuitable for the fulfilment of the duties of member of the Supervisory Board or that if the appointment is made as intended the Supervisory Board will	14.8. If either the General Meeting or the Supervisory Board has suspended a member of the Executive Board or if a member of the Supervisory Board has been suspended, the General Meeting must within three months after the effective date of suspension pass a resolution to remove him from office or to lift or to extend his suspension, in the absence of which resolution the suspension shall terminate. A	

not be suitably composed. The resolution to raise an objection must be passed in the first Meeting after receipt of the notice; such Meeting hall be held no sooner than fourteen days after receipt of the notice. The Supervisory Board shall be informed of the objection and the reasons therefor.	resolution to extend the suspension can only be passed once and the period of extension of the suspension may not exceed three months from the date on which the General Meeting adopted the resolution to extend the suspension. The suspension terminates if the General Meeting has not resolved within the period of further suspension to terminate the suspension. A suspended member of either the Executive Board or the Supervisory Board shall be given the opportunity to account for his conduct at the General Meeting and to have himself assisted by a legal advisor.	
14.10. Notwithstanding the objection of the General Meeting or the Works' Council the appointment may be made as intended if the Enterprises Division of the Court of Appeal in Amsterdam - hereinafter to be		

called: the "Enterprises Division" - at the request of the Supervisory Board declares the objection to be unfounded.		
14.11.No decision shall be taken by the Enterprises Division before it has given the Supervisory Board and the representatives designated by the General Meeting and the Works' Council an opportunity to be heard about the request. There shall be no appeal from the decision of the Enterprises Division.		
14.12. For the purposes of this Article the Works' Council shall mean the Works' Council of the enterprise of the Company *or of the enterprise* of a dependent company. If there is more than one Works' Council, such councils shall have equal powers. If a Central Works' Council has been established for the enterprise or enterprises concerned, the powers of the Works' Council		

pursuant to this Article shall vest in the Central Works' Council. No decision as referred to in this Article shall be taken by the Works' Council before consultation has taken place at least once between the Company and the Works' Council in respect of the subject concerned.		
14.13. Members of the Supervisory Board cannot be:		
a. persons who are employed by the Company;		
b. persons who are employed by a dependent company;		
c. managers and persons employed by a trade union which is regularly involved in the arrangements of the terms of employment for persons as referred to in a. and b.		
14.14. A member of the Supervisory Board shall resign at the latest at the time of dissolution of the first		

General Meeting held four years after his last appointment, without prejudice to the provisions of paragraph 15. A member of the Supervisory Board who has been appointed to fill a premature vacancy shall take the place of his predecessor in respect of the time of resignation, unless otherwise determined by the Supervisory Board at his appointment.		
14.15. Persons aged seventy-two years or over shall not be eligible for appointment as a Supervisory Director. A Supervisory Director shall retire and cease to hold office no later than at the moment of closing of the Annual General Meeting held in the financial year of the Company in which they reach the age of seventy-two.		
14.16. Upon a request to this effect, the Enterprises Division may remove a		

member of the Supervisory Board from office for dereliction of his duties, for other material reasons or for any fundamental change of circumstances as a result of which the Company may not reasonably be required to maintain him as a member of the Supervisory Board. Such a request may only be made by the Company, represented for this purpose by the Supervisory Board or by a representative of the General Meeting or the Works' Council referred to in paragraph 12 designated for this purpose.		
14.17. A member of the Supervisory Board may be suspended by the Supervisory Board; such a suspension shall terminate by operation of law if within one month after commencement of the suspension the Company has not submitted a request as referred to in the previous paragraph to the		

Enterprises Division.		
14.18. The General Meeting may grant a fixed amount or an amount that is wholly or partly dependent on the Company's result as remuneration to the members of the Supervisory Board. Expenses shall be reimbursed.	14.9. The General Meeting may grant a fixed amount as remuneration to the members of the Supervisory Board. Expenses shall be reimbursed.	As a result of the recommendation of the commission Peters, the remuneration to the members of the Supervisory Board may no longer be dependent on the Company´s results.
Duties and powers of the members of the Executive Board. Executive Directors´to hold office or being unable to act. **Article 15.** 15.1.Each member of the Executive Board shall be answerable to the Company for a proper discharge of the duties entrusted to him.	**Duties and powers of the members of the Executive Board. Executive Directors´to hold office or being unable to act.** **Article 15.** 15.1.Each member of the Executive Board shall be answerable to the Company for a proper discharge of the duties entrusted to him.	
15.2. If the Company has several members of the Executive Board, the members may adopt management rules with due observance of these Articles of Association. Subject to the approval of the Supervisory Board the management	15.2. If the Company has several members of the Executive Board, the members may adopt management rules with due observance of these Articles of Association. Subject to the approval of the Supervisory Board the management	

rules may contain provisions defining which particular duties shall be assigned to each of the members of the Executive Board. However, such division of duties shall not derogate from the joint responsibility of all members of the Executive Board for the whole of the management. The Supervisory Board shall appoint the Chairman of the Executive Board. The members of the Executive Board may appoint a secretary of the Executive Board, who does not have to be a member of the Executive Board necessarily.	rules may contain provisions defining which particular duties shall be assigned to each of the members of the Executive Board. However, such division of duties shall not derogate from the joint responsibility of all members of the Executive Board for the whole of the management. The Supervisory Board shall appoint the Chairman of the Executive Board. The members of the Executive Board may appoint a secretary of the Executive Board, who does not have to be a member of the Executive Board necessarily.	
15.3.Meetings of a Executive Board consisting of several members shall be held as frequently as any member of the Executive Board may wish. Each member of the Executive Board shall have the power to call a meeting, provided that written notice of such meeting, stating the	15.3.Meetings of a Executive Board consisting of several members shall be held as frequently as any member of the Executive Board may wish. Each member of the Executive Board shall have the power to call a meeting, provided that written notice of such meeting, stating the subjects	

subjects to be discussed, is given to each of the other members of the Executive Board. The term of notice shall be at least three days, not including the day of despatch of the notice and the day of the meeting. In special cases the term of notice may be reduced, provided that all members of the Executive Board in office agree thereto. At any duly convened meeting resolutions may be passed on all subjects announced in the notice of that meeting, irrespective of the number of members of the Executive Board present at the meeting in person or by proxy.	to be discussed, is given to each of the other members of the Executive Board. The term of notice shall be at least three days, not including the day of despatch of the notice and the day of the meeting. In special cases the term of notice may be reduced, provided that all members of the Executive Board in office agree thereto. At any duly convened meeting resolutions may be passed on all subjects announced in the notice of that meeting, irrespective of the number of members of the Executive Board present at the meeting in person or by proxy. <u>The members of the Executive Board can also participate in the meeting by telephone, provided all the members participating in the meeting can hear and address each other.</u>	This provision has been added to enable the members of the Executive Board to rapidly make decisions under conditions of increased mobility.
15.4. Any member of the Executive Board may be represented at meetings of the Executive Board by another	15.4. Any member of the Executive Board may be represented at meetings of the Executive Board by another	

member of the Executive Board acting by virtue of a power of attorney issued in writing. Such power of attorney may only concern the one specifically designated meeting stated therein.	member of the Executive Board acting by virtue of a power of attorney issued in writing. Such power of attorney may only concern the one specifically designated meeting stated therein.	
15.5. If the Executive Board consists of several members, resolutions of the Executive Board shall require an absolute majority of the votes cast. If the Executive Board consists of three or more members, the vote of the Chief Executive Officer is decisive if there is a tie vote. If the Executive Board consists of two members the proposal is rejected if there is a tie vote.	15.5. If the Executive Board consists of several members, resolutions of the Executive Board shall require an absolute majority of the votes cast. If the Executive Board consists of three or more members, the vote of the Chief Executive Officer is decisive if there is a tie vote. If the Executive Board consists of two members the proposal is rejected if there is a tie vote.	
15.6.All resolutions which the members of the Executive Board are authorised to pass at a meeting may also be passed outside a meeting, provided that such resolutions be recorded in writing, that all members of the Executive Board	15.6.All resolutions which the members of the Executive Board are authorised to pass at a meeting may also be passed outside a meeting, provided that such resolutions be recorded in writing, that all members of the Executive Board have expressed their	

have expressed their opinion on the intended resolution and that the majority of the members of the Executive Board declare themselves in favour of the resolution concerned. The documents containing evidence of this decision-making shall be kept at the office of the Company and shall be open to the inspection of any member of the Executive Board.	opinion on the intended resolution and that the majority of the members of the Executive Board declare themselves in favour of the resolution concerned. The documents containing evidence of this decision-making shall be kept at the office of the Company and shall be open to the inspection of any member of the Executive Board.	
15.7. In the event that one or more members of the Executive Board shall cease to hold office or be unable to act, the other or remaining members or the only other or remaining members shall be temporarily entrusted with the management of the Company. In the event that all members of the Executive Board or the sole members shall cease to hold office or be unable to act, the management of the Company shall	15.7. In the event that one or more members of the Executive Board shall cease to hold office or be unable to act, the other or remaining members or the only other or remaining members shall be temporarily entrusted with the management of the Company. In the event that all members of the Executive Board or the sole members shall cease to hold office or be unable to act, the management of the Company shall be temporarily	

be temporarily entrusted to the person designated or to be designated for that purpose by the Supervisory Board, which person may or may not be one of the Supervisory Directors. Failing such designation by the Supervisory Board then the management of the Company will temporarily be vested in the Supervisory Board. The provisions of these Articles of Association concerning the Executive Board and the member(s) individually shall apply mutatis mutandis to the person(s) referred to in this paragraph. If a person is incapable of acting the Supervisory Board will take the necessary measures as soon as possible in order to have a definitive arrangement made.	entrusted to the person designated or to be designated for that purpose by the Supervisory Board, which person may or may not be one of the Supervisory Directors. Failing such designation by the Supervisory Board then the management of the Company will temporarily be vested in the Supervisory Board. The provisions of these Articles of Association concerning the Executive Board and the member(s) individually shall apply mutatis mutandis to the person(s) referred to in this paragraph. If a person is incapable of acting the Supervisory Board will take the necessary measures as soon as possible in order to have a definitive arrangement made.	
15.8. The Executive Board and the Supervisory Board shall provide to the General Meeting all such	15.8. The Executive Board and the Supervisory Board shall provide to the General Meeting all such	

information as it may request, unless this conflicts with a substantial interest of the Company.	information as it may request, unless this conflicts with a substantial interest of the Company.	
Representation. **Article 16.** 16.1.The Executive Board shall represent the Company. The power to represent the Company shall also vest in each of the members of the Executive Board individually.	**Representation.** **Article 16.** 16.1.The Executive Board shall represent the Company. The power to represent the Company shall also vest in each of the members of the Executive Board individually.	
16.2.If a member of the Executive Board performs any transaction in a private capacity to which transaction the Company also is a party, or if a member of the Executive Board, acting in his private capacity, conducts any legal action against the Company other than as referred to in Section 15 of Book 2, each Supervisory Director shall have the power to represent the Company. However, the Supervisory Board shall at all times have the power to appoint one or several other persons	16.2.If a member of the Executive Board performs any transaction in a private capacity to which transaction the Company also is a party, or if a member of the Executive Board, acting in his private capacity, conducts any legal action against the Company other than as referred to in Section 15 of Book 2, each Supervisory Director shall have the power to represent the Company. However, the Supervisory Board shall at all times have the power to appoint one or several other persons	

for that purpose; the choice of the person(s) so to be appointed being at the sole discretion of the Supervisory Board.	for that purpose; the choice of the person(s) so to be appointed being at the sole discretion of the Supervisory Board. If a member of the Executive Board, not in a private capacity, has a conflicting interest with the Company in any way other than described in the first sentence of this paragraph, he shall be entitled to represent the Company, as shall each of the other members of the Executive Board.	This addition clearly expresses the course of action to be followed in all situations in which the Company has a conflicting interest with one or more of its members of the Executive Board.
16.3. The Executive Board may grant power of attorney for signature to one or several persons and may alter or revoke such power of attorney.	16.3. The Executive Board may grant power of attorney for signature to one or several persons and may alter or revoke such power of attorney.	
Restrictions of executive powers. **Article 17.** 17.1. The Executive Board may grant power of attorney for signature to one or several persons and may alter or revoke such power of	**Restrictions of executive powers.** **Article 17.** 17.1. The Executive Board may grant power of attorney for signature to one or several persons and may alter or revoke such power of attorney.	

attorney.		
a. the issue and acquiring of shares in and debentures issued by the Company or of debentures issued by a limited partnership or a partnership in which the Company is a fully liable partner;	a. the issue and acquiring of shares in and debentures issued by the Company or of debentures issued by a limited partnership or a partnership in which the Company is a fully liable partner;	
b. the application for the inclusion in or removal of the documents, mentioned above sub a. from the official listing of any stock exchange;	b. the application for the inclusion in or removal of the documents, mentioned above sub a. from the official listing of any stock exchange;	
c. the entering or termination of a long term joint venture between the Company or a dependent company with another legal entity or company or as a fully liable partner in a limited partnership or in a general partnership, if such joint venture or termination thereof is of substantial relevance;	c. the entering or termination of a long term joint venture between the Company or a dependent company with another legal entity or company or as a fully liable partner in a limited partnership or in a general partnership, if such joint venture or termination thereof is of substantial relevance;	
d. the participation by the Company or by a dependent company in	d. the participation by the Company or by a dependent company in the	

the capital of another company where the value of the participation is at least one-fourth of the issued share capital plus the reserves according to the balance sheet and explanatory notes of the Company and also a material increase or reduction of such participation;	capital of another company where the value of the participation is at least one-fourth of the issued share capital plus the reserves according to the balance sheet and explanatory notes of the Company and also a material increase or reduction of such participation;	
e. investments, which require an amount to be determined by the Supervisory Board, which amount to be notified to the Executive Board, or - in case this is less - an amount equal to at least one-fourth of the issued share capital plus reserves of the Company according to its balance sheet and explanatory notes;	e. investments, which require an amount to be determined by the Supervisory Board, which amount to be notified to the Executive Board, or - in case this is less - an amount equal to at least one-fourth of the issued share capital plus reserves of the Company according to its balance sheet and explanatory notes;	
f. a proposal to amend the Articles of Association;	f. a proposal to amend the Articles of Association;	
g. a proposal to dissolve the Company;	g. a proposal to dissolve the Company;	
h. the filing for bankruptcy and/or	h. the filing for bankruptcy and/or	

application for a moratorium;	application for a moratorium;	
i. the termination of the employment of a substantial number of employees of the Company or of a dependent company at the same time or within a short period of time;	i. the termination of the employment of a substantial number of employees of the Company or of a dependent company at the same time or within a short period of time;	
j. a far-reaching change in the working conditions of a significant number of employees of the Company or a dependent company;	j. a far-reaching change in the working conditions of a significant number of employees of the Company or a dependent company;	
k. a proposal to reduce the issued share capital.	k. a proposal to reduce the issued share capital.	
17.2. Resolutions of the Executive Board, as far as not mentioned under one of letters of paragraph 1 of this Article and as determined by the Supervisory Board shall require the *prior approval* of the Supervisory Board provided that the Supervisory Board shall carefully describe such management resolutions and notify the Executive Board accordingly.	17.2. Resolutions of the Executive Board, as far as not mentioned under one of letters of paragraph 1 of this Article and as determined by the Supervisory Board shall require the prior approval of the Supervisory Board provided that the Supervisory Board shall carefully describe such management resolutions and notify the Executive Board accordingly.	

Resolutions of the Executive Board, as far as not mentioned under one of letters of paragraph 1 of this Article and as determined by the Supervisory Board shall require the prior approval of the Supervisory Board provided that the Supervisory Board shall carefully describe such management resolutions and notify the Executive Board accordingly.	Resolutions of the Executive Board, as far as not mentioned under one of letters of paragraph 1 of this Article and as determined by the Supervisory Board shall require the prior approval of the Supervisory Board provided that the Supervisory Board shall carefully describe such management resolutions and notify the Executive Board accordingly.	
17.3. The Executive Board shall be required to follow the directions given by the Supervisory Board with respect to the general lines of the financial, social, economic and personnel policies to be pursued.	17.3. The Executive Board shall be required to follow the directions given by the Supervisory Board with respect to the general lines of the financial, social, economic and personnel policies to be pursued.	
17.4. Resolutions of the Executive Board as determined by the meeting of holders of cumulative preference 'A' shares shall require the prior approval of the Supervisory Board and of the meeting of holders of cumulative preference 'A' shares provided that the meeting of holders	17.4. Resolutions of the Executive Board as determined by the meeting of holders of cumulative preference 'A' shares shall require the prior approval of the Supervisory Board and of the meeting of holders of cumulative preference 'A' shares provided that the meeting of holders of cumulative	

of cumulative preference 'A' shares shall carefully describe such management resolutions and notify the Executive Board accordingly. The absence of any approval required pursuant to this paragraph shall not affect the power of representation as referred to in paragraph 1 of Article 16.	preference 'A' shares shall carefully describe such management resolutions and notify the Executive Board accordingly. The absence of any approval required pursuant to this paragraph shall not affect the power of representation as referred to in paragraph 1 of Article 16.	
Duties and powers of the Supervisory Board. **Article 18.** 18.1.It shall be the duty of the Supervisory Board:	**Duties and powers of the Supervisory Board.** **Article 18.** 18.1.It shall be the duty of the Supervisory Board:	
a. to supervise the policies of the Executive Board and the general conduct of affairs of the Company and its business;	a. to supervise the policies of the Executive Board and the general conduct of affairs of the Company and its business;	
b. to assist the Executive Board with advice. In the discharge of their duties the Supervisory Directors shall act in accordance with the interests of the Company and its	b. to assist the Executive Board with advice. In the discharge of their duties the Supervisory Directors shall act in accordance with the interests of the Company and its business.	

business.		
18.2. The Executive Board shall on time supply to the Supervisory Board the data needed for the discharge of its duties, as well as all such information as it may request.	18.2. The Executive Board shall on time supply to the Supervisory Board the data needed for the discharge of its duties, as well as all such information as it may request.	
18.3.If so invited the members of the Executive Board shall be required to attend the meetings of the Supervisory Board.	18.3.If so invited the members of the Executive Board shall be required to attend the meetings of the Supervisory Board.	
18.4.The Supervisory Board may designate one or several of its members to be individually empowered to enter the buildings and land of the Company and to inspect all books, records and other database of the Company.	18.4.The Supervisory Board may designate one or several of its members to be individually empowered to enter the buildings and land of the Company and to inspect all books, records and other database of the Company.	
18.5.For the purposes of discharging its duties the Supervisory Board may at the expense of the Company procure the assistance of one or more experts.	18.5.For the purposes of discharging its duties the Supervisory Board may at the expense of the Company procure the assistance of one or more experts.	
18.6.The Supervisory Board shall appoint one of its members to be Chairman	18.6.The Supervisory Board shall appoint one of its members to be Chairman	

of the Board. The Supervisory Board may also appoint a secretary of the Supervisory Board who does not have to be a Supervisory Director.	of the Board. The Supervisory Board may also appoint a secretary of the Supervisory Board who does not have to be a Supervisory Director.	
18.7. The Supervisory Board may appoint one of its members to be Delegate Supervisory Director, whose particular duty it shall be to maintain regular day-today contact with the Executive Board.	18.7. The Supervisory Board may appoint one of its members to be Delegate Supervisory Director, whose particular duty it shall be to maintain regular day-today contact with the Executive Board.	
18.8. The positions of Chairman of the Supervisory Board and Delegate Supervisory Director may be held by one and the same person.	18.8. The positions of Chairman of the Supervisory Board and Delegate Supervisory Director may be held by one and the same person.	
18.9. If there is any vacancy in the Supervisory Board, the Board shall nevertheless retain the power to perform the duties imposed upon it by law and these Articles of Association.	18.9. If there is any vacancy in the Supervisory Board, the Board shall nevertheless retain the power to perform the duties imposed upon it by law and these Articles of Association.	
18.10. Each Supervisory Director may be represented at meetings by another Supervisory Director acting by virtue of a written power of attorney.	18.10. Each Supervisory Director may be represented at meetings by another Supervisory Director acting by virtue of a written power of attorney. Such	

Such power of attorney may only relate to one meeting specifically stated therein.	power of attorney may only relate to one meeting specifically stated therein. <u>The members of the Supervisory Board can also participate in the meeting by telephone, provided all the members participating in the meeting can hear and address each other.</u>	This provision has been added to enable the members of the Supervisory Board to rapidly make decisions under conditions of increased mobility.
18.11. All resolutions of the Supervisory Board shall be passed by an absolute majority of the votes cast. If the voting for and against a proposal not requiring a larger majority is equally divided, the proposal shall be rejected.	18.11. All resolutions of the Supervisory Board shall be passed by an absolute majority of the votes cast. If the voting for and against a proposal not requiring a larger majority is equally divided, the proposal shall be rejected.	
18.12. Any resolution which the Supervisory Directors can pass at a meeting may also be passed by them outside a meeting, provided that all Supervisory Directors express their opinion on the proposed resolution in writing and that the resolution be passed by the majority of votes required under	18.12. Any resolution which the Supervisory Directors can pass at a meeting may also be passed by them outside a meeting, provided that all Supervisory Directors express their opinion on the proposed resolution in writing and that the resolution be passed by the majority of votes required under these Articles of	

these Articles of Association. The documents showing the manner of decision-making outside a meeting shall be kept at the office of the Company and shall be open to the inspection of all Supervisory Directors.	Association. The documents showing the manner of decision-making outside a meeting shall be kept at the office of the Company and shall be open to the inspection of all Supervisory Directors.	
18.13. Each Supervisory Director as well as the Executive Board shall have the power to call a meeting of the Supervisory Board.	18.13. Each Supervisory Director as well as the Executive Board shall have the power to call a meeting of the Supervisory Board.	
General meeting. Notice. Venue of the General Meeting. **Article 19.** 19.1. Without prejudice to the provisions of Article 26, General Meetings shall be held as frequently as the Executive Board or the Supervisory Board may wish. The power to call the General Meeting shall vest in the Executive Board, and in the Supervisory Board.	**General meeting. Notice. Venue of the General Meeting.** **Article 19.** 19.1. Without prejudice to the provisions of Article 26, General Meetings shall be held as frequently as the Executive Board or the Supervisory Board may wish. The power to call the General Meeting shall vest in the Executive Board, and in the Supervisory Board.	
19.2. The Executive Board shall be required to call a General Meeting if	19.2. The Executive Board shall be required to call a General Meeting if	

a request to that effect is made by one or several shareholders jointly representing at least one/twentieth of the issued and outstanding share capital, such request to specify the subjects to be discussed. This obligation shall apply mutatis mutandis to the Supervisory Board. If the General Meeting is not held within six weeks after such request, the applicants themselves shall be authorised to call the General Meeting - with due observance of the applicable provisions of the law and the Articles of Association - without for that purpose requiring authorisation from the President of the District Court. The provisions of paragraph 3 of this Article shall apply mutatis mutandis to notice of a General Meeting as referred to in the preceding sentence.	a request to that effect is made by one or several shareholders jointly representing at least one/twentieth of the issued and outstanding share capital, such request to specify the subjects to be discussed. This obligation shall apply mutatis mutandis to the Supervisory Board. If the General Meeting is not held within six weeks after such request, the applicants themselves shall be authorised to call the General Meeting - with due observance of the applicable provisions of the law and the Articles of Association - without for that purpose requiring authorisation from the "Voorzieningenrechter". The provisions of paragraph 3 of this Article shall apply mutatis mutandis to notice of a General Meeting as referred to in the preceding sentence.	amendment because of an amendment in the Code of Civil Procedure.

Within three months after the Executive Board has considered it plausible that the Company's equity has decreased to an amount equal to or less than one half of the paid up part of the capital, a General Meeting shall be held to discuss the measures to be taken, if necessary.	Within three months after the Executive Board has considered it plausible that the Company's equity has decreased to an amount equal to or less than one half of the paid up part of the capital, a General Meeting shall be held to discuss the measures to be taken, if necessary.	
19.3. Notice of the General Meeting must be given to each person entitled to attend General Meetings. The term of notice must be at least fifteen clear days before the day on which the meeting is held.	19.3. Notice of the General Meeting must be given to each person entitled to attend General Meetings. The term of notice must be at least fifteen clear days before the day on which the meeting is held.	
19.4. The matters to be discussed shall be stated in the notice calling the meeting, unless the agenda is available at the Company's office and at such places - but in the case of a quotation as referred to in Article 9, paragraph 3 at least in Amsterdam - as will be specified by the notice, for inspection by the shareholders and other persons	19.4. The matters to be discussed shall be stated in the notice calling the meeting, unless the agenda is available at the Company's office and at such places as will be specified by the notice, for inspection by the shareholders and other persons entitled to attend General Meetings, who may obtain a copy thereof free of charge and a	Necessity to make the agenda available for inspection in Amsterdam no longer applies because Euronext no longer imposes the obligation for documents to be made available for inspection in Amsterdam.

entitled to attend General Meetings, who may obtain a copy thereof free of charge and a statement to that effect has been made in the notice calling the meeting. Proposals to amend the provisions of the Articles of Association or to reduce the capital of the Company shall, notwithstanding Article 20 paragraph 6, be specified in the notice calling the meeting. If the proposal concerns an amendment of the Articles of Association or a reduction of the capital, then together with the notice a draft of the proposal in which the proposed amendment of the Articles of Association is included respectively in which the purpose of the capital reduction and the manner of realization is explained, will be available for	statement to that effect has been made in the notice calling the meeting. Proposals to amend the provisions of the Articles of Association or to reduce the capital of the Company shall, notwithstanding Article 20 paragraph 6, be specified in the notice calling the meeting. If the proposal concerns an amendment of the Articles of Association or a reduction of the capital, then together with the notice a draft of the proposal in which the proposed amendment of the Articles of Association is included respectively in which the purpose of the capital reduction and the manner of realization is explained, will be available for each shareholder and any other person entitled to attend	

each shareholder and any other person entitled to attend General Meetings for inspection at the offices of the Company and at such places - but in the case of a quotation as referred to in Article 9, paragraph 3 at least in Amsterdam - as will be specified in the notice convening the meeting until the General Meeting is held in which the resolution concerning the proposal is dealt with. The documents shall be available free of charge at the aforementioned places for shareholders and other persons entitled to attend General Meetings. With respect to proposals, in respect of which the provisions of this paragraph are not complied with and which are not announced subsequently with due observance	General Meetings for inspection at the offices of the Company and at such places - but in the case of a quotation as referred to in Article 9, paragraph 3 at least in Amsterdam - as will be specified in the notice convening the meeting until the General Meeting is held in which the resolution concerning the proposal is dealt with. The documents shall be available free of charge at the aforementioned places for shareholders and other persons entitled to attend General Meetings. With respect to proposals, in respect of which the provisions of this paragraph are not complied with and which are not announced subsequently with due observance of the notice period required, no valid resolutions can be adopted.	

of the notice period required, no valid resolutions can be adopted.		
19.5. Shareholders representing at least one per cent (1%) of the issued share capital have the right to propose agenda items, provided that they submit their proposals to the Executive Board or the Supervisory Board by registered letter accompanied by proof of their shareholding. If they have submitted their proposals to the Executive Board or the Supervisory Board within such a period that the Executive Board can put them on the agenda of the next meeting or can still publish a supplemental notice of their consideration prior to that meeting, with due observance of the period specified for the notice of meeting and in the same manner as stated above, in a nationally distributed daily newspaper, as well as - in the	19.5. Shareholders representing at least one per cent (1%) of the issued share capital have the right to propose agenda items, provided that they submit their proposals to the Executive Board or the Supervisory Board by registered letter accompanied by proof of their shareholding. If they have submitted their proposals to the Executive Board or the Supervisory Board within such a period that the Executive Board can put them on the agenda of the next meeting or can still publish a supplemental notice of their consideration prior to that meeting, with due observance of the period specified for the notice of meeting and in the same manner as stated above, in a nationally distributed daily newspaper, as well as - in the	Amendment because of the change of name of Amsterdam Exchanges N.V.

event of a listing, as referred to in article 9, paragraph 3 - in the Official List of Amsterdam Exchanges N.V., the Executive Board or the Supervisory Board must do so, unless in the opinion of the Executive Board or the Supervisory Board substantial interests of the Company dictate otherwise. A written statement from an Affiliated Institution to the effect that the number of ordinary shares in bearer form mentioned in that statement belongs to its collective deposit and that the person mentioned in that statement is Joint Holder of the ordinary shares in its collective deposit shall be proof of a holding of shares in bearer form as referred to in the first sentence of this paragraph.	event of a listing, as referred to in article 9, paragraph 3 - in the Official List of Euronext Amsterdam N.V., the Executive Board or the Supervisory Board must do so, unless in the opinion of the Executive Board or the Supervisory Board substantial interests of the Company dictate otherwise. A written statement from an Affiliated Institution to the effect that the number of ordinary shares in bearer form mentioned in that statement belongs to its collective deposit and that the person mentioned in that statement is Joint Holder of the ordinary shares in its collective deposit shall be proof of a holding of shares in bearer form as referred to in the first sentence of this paragraph.	
19.6. General Meetings shall be held in either Boxmeer, Amsterdam,	19.6. General Meetings shall be held in either Amersfoort, Boxmeer,	

Rotterdam, The Hague, or in the municipality of Haarlemmermeer (Schiphol Airport).	Amsterdam, Rotterdam, The Hague, or in the municipality of Haarlemmermeer (Schiphol Airport).	
Admittance to and chairmanship of the General Meeting. **Article 20.** 20.1. Persons entitled to attend the General Meeting are entitled to attend the General Meeting, to take the floor at such meeting and – as far as they have voting rights – to vote. The members of the Executive Board and the Supervisory Directors of the Company also are entitled to attend the General Meeting, with the exception of any member of the Executive Board or Supervisory Director who has been suspended, and admittance shall further be granted to any person whom the Chairman of the meeting concerned has invited to attend the General Meeting or any part of that meeting.	**Admittance to and chairmanship of the General Meeting.** **Article 20.** 20.1. Persons entitled to attend the General Meeting are entitled to attend the General Meeting, to take the floor at such meeting and – as far as they have voting rights – to vote. The members of the Executive Board and the Supervisory Directors of the Company also are entitled to attend the General Meeting, with the exception of any member of the Executive Board or Supervisory Director who has been suspended, and admittance shall further be granted to any person whom the Chairman of the meeting concerned has invited to attend the General Meeting or any part of that meeting.	
20.2. Shareholders and other persons	20.2. Shareholders and other persons	

entitled to attend General Meetings may be represented by another person pursuant to a proxy in writing.	entitled to attend General Meetings may be represented by another person pursuant to a proxy in writing.	
20.3. The Executive Board may determine that paragraph 1 will be applicable to those who (i) are a shareholder, or are considered to be a shareholder as per a certain date, determined by the Executive Board, such date hereinafter referred to as: the "record date", and (ii) who are as such registered in a register (or one or more parts thereof) designated thereto by the Executive Board, hereinafter referred to as: the "register", in as far as (iii) at the request of the shareholder concerned, or the person who is considered to be shareholder, the holder of the register has given notice in writing to the Company prior to the General Meeting, that the person in question has the	20.3. The Executive Board may determine that paragraph 1 will be applicable to those who (i) are a shareholder, or are considered to be a shareholder as per a certain date, determined by the Executive Board, such date hereinafter referred to as: the "record date", and (ii) who are as such registered in a register (or one or more parts thereof) designated thereto by the Executive Board, hereinafter referred to as: the "register", in as far as (iii) at the request of the shareholder concerned, or the person who is considered to be shareholder, the holder of the register has given notice in writing to the Company prior to the General Meeting, that the person in question has the intention	

intention to attend the General Meeting, regardless of who is shareholder or is considered to be shareholder at the time of the General Meeting. The notice will contain the name and the number of shares the said person will represent in the General Meeting, where applicable accompanied by a written statement from an Affiliated Institution to the effect that the number of ordinary shares in bearer form mentioned in that statement belongs to its collective deposit and that the person mentioned in that statement is Joint Holder of the ordinary shares in its collective deposit. The provision above under (iii) about the notice to the Company also applies to the proxyholder of a shareholder or person who is considered to be shareholder, who has a written proxy.	to attend the General Meeting, regardless of who is shareholder or is considered to be shareholder at the time of the General Meeting. The notice will contain the name and the number of shares the said person will represent in the General Meeting, where applicable accompanied by a written statement from an Affiliated Institution to the effect that the number of ordinary shares in bearer form mentioned in that statement belongs to its collective deposit and that the person mentioned in that statement is Joint Holder of the ordinary shares in its collective deposit. The provision above under (iii) about the notice to the Company also applies to the proxyholder of a shareholder or person who is considered to be shareholder, who has a written proxy.	
20.4.If the Executive Board does not	20.4. If the Executive Board does not	

exercise its right as determined in paragraph 3, a holder of shares in registered form, as well as a holder of shares in right of usufruct or pledge, who has the right to vote, or his proxyholder shall only have access to the General Meeting, if he or the person for whom he acts, as such is registered in the register referred to in article 7 and the Company has received written notice of his intention to attend the meeting at the place and ultimately on he day, as defined in paragraph 5.	exercise its right as determined in paragraph 3, a holder of shares in registered form, as well as a holder of shares in right of usufruct or pledge, who has the right to vote, or his proxyholder shall only have access to the General Meeting, if he or the person for whom he acts, as such is registered in the register referred to in article 7 and the Company has received written notice of his intention to attend the meeting at the place and ultimately on he day, as defined in paragraph 5.	
20.5. If the Executive Board does not exercise its right as determined in paragraph 3, the Company shall, as far as the voting right and/or meeting right of holders of ordinary shares in bearer form is concerned, consider as shareholder those mentioned in a written statement from an Affiliated Institution to the	20.5. If the Executive Board does not exercise its right as determined in paragraph 3, the Company shall, as far as the voting right and/or meeting right of holders of ordinary shares in bearer form is concerned, consider as shareholder those mentioned in a written statement from an Affiliated Institution to the effect that the	

effect that the number of ordinary shares in bearer form mentioned in that statement belongs to its collective deposit and that the person mentioned in that statement is Joint Holder for the said ordinary shares in its collective deposit and shall stay until after the meeting, provided that the statement concerned has been deposited at the office of the Company or at another place further to be determined by the Executive Board in due time. The notice of the meeting shall state the place where the statement from the Affiliated Institution must be deposited and the day by which the deposit of the statement from the Affiliated Institution must be made; this day cannot be determined earlier than on the seventh day prior to the date of the meeting.	number of ordinary shares in bearer form mentioned in that statement belongs to its collective deposit and that the person mentioned in that statement is Joint Holder for the said ordinary shares in its collective deposit and shall stay until after the meeting, provided that the statement concerned has been deposited at the office of the Company or at another place further to be determined by the Executive Board in due time. The notice of the meeting shall state the place where the statement from the Affiliated Institution must be deposited and the day by which the deposit of the statement from the Affiliated Institution must be made; this day cannot be determined earlier than on the seventh day prior to the date of the meeting.	
20.6.The notice for the meeting shall in	20.6 The notice for the meeting shall in	

each case make reference to paragraphs 4 and 5 hereof.	each case make reference to paragraphs 4 and 5 hereof.	
20.7. The record date mentioned in paragraph 3, the dates of deposit mentioned in paragraphs 4 and 5 and the dates mentioned in those paragraphs on which the notice of the intention to attend the General Meeting has to be given at the latest, cannot be determined earlier than on a certain time on the seventh day and not later than on the third day prior to the date of the General Meeting. The notice of the general meeting shall, where applicable, contain those times, the place of meeting and the proceedings for registration, deposit and notification.	20.7. The record date mentioned in paragraph 3, the dates of deposit mentioned in paragraphs 4 and 5 and the dates mentioned in those paragraphs on which the notice of the intention to attend the General Meeting has to be given at the latest, cannot be determined earlier than on a certain time on the seventh day and not later than on the third day prior to the date of the General Meeting. The notice of the general meeting shall, where applicable, contain those times, the place of meeting and the proceedings for registration, deposit and notification.	
20.8. Before admission to a meeting, a shareholder or an other person entitled to attend General Meetings or his proxyholder shall sign an attendance list reflecting his name	20.8. Before admission to a meeting, a shareholder or an other person entitled to attend General Meetings or his proxyholder shall sign an attendance list reflecting his name	

and the number of votes he may cast. If he is a proxyholder the name of the person represented shall also be reflected.	and the number of votes he may cast. If he is a proxyholder the name of the person represented shall also be reflected.	
20.9. The General Meeting shall be presided by the Chairman of the Supervisory Board; the Chairman, however, even if he is present, may appoint another person to preside over the meeting. If the Chairman of the Supervisory Board is not present and has not appointed another person to preside over the meeting, then the members of the Supervisory Board that are present shall elect a Chairman. If none of the members of the Supervisory Board is present at the meeting, then the meeting shall elect a Chairman. The Chairman designates the Secretary.	20.9. The General Meeting shall be presided by the Chairman of the Supervisory Board; the Chairman, however, even if he is present, may appoint another person to preside over the meeting. If the Chairman of the Supervisory Board is not present and has not appointed another person to preside over the meeting, then the members of the Supervisory Board that are present shall elect a Chairman. If none of the members of the Supervisory Board is present at the meeting, then the meeting shall elect a Chairman. The Chairman designates the Secretary.	
20.10. The ruling pronounced by the Chairman at the meeting in respect of the outcome of any vote shall be	20.10. The ruling pronounced by the Chairman at the meeting in respect of the outcome of any vote shall be	

decisive. The same shall apply to the contents of any resolution passed, to the extent that the vote taken related to a proposal not recorded in writing. However, if immediately after the aforesaid ruling pronounced by the Chairman the correctness of that ruling is contested, another vote shall be taken if so desired by the majority at the meeting or - if the original vote was not taken on a poll or by a secret ballot - by any person present who is entitled to vote. Such new vote shall override the legal consequences of the original vote.	decisive. The same shall apply to the contents of any resolution passed, to the extent that the vote taken related to a proposal not recorded in writing. However, if immediately after the aforesaid ruling pronounced by the Chairman the correctness of that ruling is contested, another vote shall be taken if so desired by the majority at the meeting or - if the original vote was not taken on a poll or by a secret ballot - by any person present who is entitled to vote. Such new vote shall override the legal consequences of the original vote.	
20.11 Unless a notarial record of the business transacted at the meeting is drawn up, the Chairman shall designate a person charged with keeping the minutes. The minutes shall be adopted by the Chairman or the secretary of the meeting or by the General	20.11 Unless a notarial record of the business transacted at the meeting is drawn up, the Chairman shall designate a person charged with keeping the minutes. The minutes shall be adopted by the Chairman or the secretary of the meeting or by the General	

Meeting at a subsequent meeting, in evidence of which the minutes shall be signed by the Chairman and the secretary of the meeting at which the minutes were adopted. On the basis of the attendance list referred to in paragraph 8 the notarial record mutatis mutandis the minutes shall state the number of the shares represented at the meeting and number of votes that can be cast; the attendance list referred to in paragraph 8 will not be a part of the notarial record or, mutatis mutandis, the minutes and shall not be at the disposal of a shareholder, unless the shareholder would prove to have a reasonable interest in the examination of the proper course of that meeting. If the General Meeting or the Executive Board or the Supervisory Board resolves to instruct a Civil	Meeting at a subsequent meeting, in evidence of which the minutes shall be signed by the Chairman and the secretary of the meeting at which the minutes were adopted. On the basis of the attendance list referred to in paragraph 8 the notarial record mutatis mutandis the minutes shall state the number of the shares represented at the meeting and number of votes that can be cast; the attendance list referred to in paragraph 8 will not be a part of the notarial record or, mutatis mutandis, the minutes and shall not be at the disposal of a shareholder, unless the shareholder would prove to have a reasonable interest in the examination of the proper course of that meeting. If the General Meeting or the Executive Board or the Supervisory Board resolves to instruct a Civil	

Law Notary to draw up an official record of the proceedings at any General Meeting, or if one or several shareholders jointly representing at least one twentieth of the issued and outstanding share capital so decide, the Executive Board shall give a Civil Law Notary instruction to draw up such official record. The cost of the notarial record shall be borne by the Company.	Law Notary to draw up an official record of the proceedings at any General Meeting, or if one or several shareholders jointly representing at least one twentieth of the issued and outstanding share capital so decide, the Executive Board shall give a Civil Law Notary instruction to draw up such official record. The cost of the notarial record shall be borne by the Company.	
20.12.The Executive Board shall keep a minute book in which the adopted minutes of each General Meeting shall be entered and in which shall further be inserted a copy of each notarial record made of any General Meeting. The minute book shall be open to the inspection of the persons entitled to attend General Meetings at the office of the Company. Upon request any person entitled to attend General Meetings shall be	20.12.The Executive Board shall keep a minute book in which the adopted minutes of each General Meeting shall be entered and in which shall further be inserted a copy of each notarial record made of any General Meeting. The minute book shall be open to the inspection of the persons entitled to attend General Meetings at the office of the Company. Upon request any person entitled to attend General Meetings shall be issued a copy of or	

issued a copy of or extract from the minutes of any General Meeting, at a charge not exceeding cost.	extract from the minutes of any General Meeting, at a charge not exceeding cost.	
Voting rights. Decision-making. **Article 21.** 21.1.Each share carries the right to cast one vote in the General Meeting.	**Voting rights. Decision-making.** **Article 21.** 21.1.Each share carries the right to cast one vote in the General Meeting.	
21.2. No votes may be cast at the General Meeting in respect of shares which are held by the Company or any of its subsidiaries, nor in respect of shares the depository receipts of which are held by the Company or any of its subsidiaries. Usufructuaries and pledgees of shares which belong to the Company or its subsidiaries shall not, however, be excluded from the right to vote if the usufruct or pledge was created before the shares concerned were held by the Company or a subsidiary of the Company. The Company or a subsidiary of the	21.2. No votes may be cast at the General Meeting in respect of shares which are held by the Company or any of its subsidiaries, nor in respect of shares the depository receipts of which are held by the Company or any of its subsidiaries. Usufructuaries and pledgees of shares which belong to the Company or its subsidiaries shall not, however, be excluded from the right to vote if the usufruct or pledge was created before the shares concerned were held by the Company or a subsidiary of the Company. The Company or a subsidiary of the Company may not cast votes for	

Company may not cast votes for shares in respect of which the Company or the subsidiary possesses a pledge or usufruct.	shares in respect of which the Company or the subsidiary possesses a pledge or usufruct.	
21.3. In determining to which extent the shareholders cast votes, are present or are represented, or to which extent the share capital is represented the shares in respect of which no votes may be cast shall not be taken into account.	21.3. In determining to which extent the shareholders cast votes, are present or are represented, or to which extent the share capital is represented the shares in respect of which no votes may be cast shall not be taken into account.	
21.4. Unless the Articles of Association stipulate a larger majority, all resolutions of the General Meeting shall be passed by an absolute majority of the votes cast.	21.4. Unless the Articles of Association stipulate a larger majority, all resolutions of the General Meeting shall be passed by an absolute majority of the votes cast.	
21.5. Blank votes and invalid votes shall not be counted.	21.5. Blank votes and invalid votes shall not be counted.	
21.6. Votes on business matters - including proposals concerning the suspension, dismissal or removal of persons - shall be taken by voice, but votes on the election of persons shall be taken by secret ballot,	21.6. Votes on business matters - including proposals concerning the suspension, dismissal or removal of persons - shall be taken by voice, but votes on the election of persons shall be taken by secret ballot,	

unless the Chairman decides on a different method of voting and none of the persons entitled to attend General Meetings present at the meeting object to such different method of voting.	unless the Chairman decides on a different method of voting and none of the persons entitled to attend General Meetings present at the meeting object to such different method of voting.	
21.7. If at the election of persons the voting for and against the proposal is equally divided, another vote shall be taken at the same meeting; if then again the votes are equally divided, then - without prejudice to the provision in the next following sentence of this paragraph - a drawing of lots shall decide. If at an election of persons the vote is taken between more than two candidates and none of the candidates receives the absolute majority of votes, another vote where necessary after an interim vote and/or a drawing of lots- shall be taken between the two candidates	21.7. If at the election of persons the voting for and against the proposal is equally divided, another vote shall be taken at the same meeting; if then again the votes are equally divided, then - without prejudice to the provision in the next following sentence of this paragraph - a drawing of lots shall decide. If at an election of persons the vote is taken between more than two candidates and none of the candidates receives the absolute majority of votes, another vote where necessary after an interim vote and/or a drawing of lots- shall be taken between the two candidates who have received	

who have received the largest number of votes in their favour. If the voting for and against any other proposal than as first referred to in this paragraph is equally divided, that proposal shall be deemed to be rejected.	the largest number of votes in their favour. If the voting for and against any other proposal than as first referred to in this paragraph is equally divided, that proposal shall be deemed to be rejected.	
21.8. If pursuant to the Articles of Association the validity of a resolution depends also upon the part of the issued and outstanding share capital represented at the meeting and if such quorum is not present at the meeting, then - unless elsewhere in these Articles of Association the contrary is provided with respect to any subject specifically mentioned there - a second meeting may be called and held at which such resolution may be passed irrespective of the part of the issued and outstanding share capital represented at that meeting. The notice calling such second	21.8. If pursuant to the Articles of Association the validity of a resolution depends also upon the part of the issued and outstanding share capital represented at the meeting and if such quorum is not present at the meeting, then - unless elsewhere in these Articles of Association the contrary is provided with respect to any subject specifically mentioned there - a second meeting may be called and held at which such resolution may be passed irrespective of the part of the issued and outstanding share capital represented at that meeting. The notice calling such second	

meeting must state that and pursuant to which provision a resolution may be passed at that meeting irrespective of the part of the issued and outstanding share capital represented at that meeting. Notice calling the second meeting shall not be given until after the end of the first meeting. The second meeting must be held within six weeks after the first meeting.	meeting must state that and pursuant to which provision a resolution may be passed at that meeting irrespective of the part of the issued and outstanding share capital represented at that meeting. Notice calling the second meeting shall not be given until after the end of the first meeting. The second meeting must be held within six weeks after the first meeting.	
Meetings of holders of shares of a particular class. **Article 22.** 22.1. A meeting of holders of shares of a particular class shall be held whenever a resolution of the meeting of holders of that particular class is required by virtue of the law and/or provisions of the Articles of Association. Further the Executive Board, the Supervisory Board, as well as one or several holders of	**Meetings of holders of shares of a particular class.** **Article 22.** 22.1. A meeting of holders of shares of a particular class shall be held whenever a resolution of the meeting of holders of that particular class is required by virtue of the law and/or provisions of the Articles of Association. Further the Executive Board, the Supervisory Board, as well as one or several holders of	

shares of a particular class who jointly represent at least one tenth of the capital issued in the form of shares of that particular class shall be equally authorised to call a meeting of holders of shares of that class. The term of notice of such meeting must be at least seven clear days before the day on which the meeting is held.	shares of a particular class who jointly represent at least one tenth of the capital issued in the form of shares of that particular class shall be equally authorised to call a meeting of holders of shares of that class. The term of notice of such meeting must be at least seven clear days before the day on which the meeting is held.	
22.2. Admittance to the meeting of holders of shares of a particular class shall be given to:	22.2. Admittance to the meeting of holders of shares of a particular class shall be given to:	
a. the holders of shares of that class;	a. the holders of shares of that class;	
b. other persons entitled to attend General Meetings;	b. other persons entitled to attend General Meetings;	
c. every member of the Executive Board and every Supervisory Director;	c. every member of the Executive Board and every Supervisory Director;	
d. any other persons whom the chairman of the meeting concerned has invited to attend	d. any other persons whom the chairman of the meeting concerned has invited to attend	

the meeting.	the meeting.	
22.3. Notice of a meeting of holders of cumulative preference 'A' shares, cumulative preference 'D' shares, cumulative preference 'E' shares or series cumulative preference 'E' shares shall be given by letters sent to the holders of aforementioned shares.	22.3. Notice of a meeting of holders of cumulative preference 'A' shares, cumulative preference 'D' shares, cumulative preference 'E' shares or series cumulative preference 'E' shares shall be given by letters sent to the holders of aforementioned shares.	
22.4. At a meeting of holders of cumulative preference 'A' shares, cumulative preference 'D' shares, cumulative preference 'E' shares or one of the series cumulative preference 'E' shares at which the entire issued capital in shares of a particular class is represented, valid resolutions may be adopted, provided that they are passed by unanimous vote, even if the requirements in respect of the place of the meeting, the manner of notice, the term of notice and the stating in the notice of the items of	22.4. At a meeting of holders of cumulative preference 'A' shares, cumulative preference 'D' shares, cumulative preference 'E' shares or one of the series cumulative preference 'E' shares at which the entire issued capital in shares of a particular class is represented, valid resolutions may be adopted, provided that they are passed by unanimous vote, even if the requirements in respect of the place of the meeting, the manner of notice, the term of notice and the stating in the notice of the items of	

business to be transacted, have not been observed.	business to be transacted, have not been observed.	
22.5.If at a meeting of holders of shares of a particular class the voting for and against a proposal is equally divided, that proposal shall be rejected.	22.5.If at a meeting of holders of shares of a particular class the voting for and against a proposal is equally divided, that proposal shall be rejected.	
22.6.Without prejudice to the preceding provisions of this Article, the provisions of Articles 19, paragraphs 3, 4 and 5, Article 20, paragraph 2 and 7 up to and including 10 and Article 21 shall apply mutatis mutandis to the meetings of holders of shares of a particular class, provided that the provisions of Articles 19 up to and including 21 shall apply mutatis mutandis to the meetings of holders of ordinary shares.	22.6.Without prejudice to the preceding provisions of this Article, the provisions of Articles 19, paragraphs 3, 4 and 5, Article 20, paragraph 2 and 7 up to and including 10 and Article 21 shall apply mutatis mutandis to the meetings of holders of shares of a particular class, provided that the provisions of Articles 19 up to and including 21 shall apply mutatis mutandis to the meetings of holders of ordinary shares.	
Decision-making outside a meeting. **Article 23.** 23.1.Any resolution which holders of cumulative preference 'A' shares,	**Decision-making outside a meeting.** **Article 23.** 23.1.Any resolution which holders of cumulative preference 'A' shares,	

cumulative preference 'D' shares, cumulative preference 'E' shares and each of the series cumulative preference 'E' shares entitled to vote, pledgees entitled to vote and usufructuaries of those shares entitled to vote can pass at a meeting of holders of shares of a particular class may also be passed by them outside a meeting, provided that all holders of shares of the class concerned express themselves in writing in favour of the proposal concerned and provided that the members of the Executive Board and Supervisory Directors have been given the opportunity to give advise on the proposal. The persons who have passed a resolution outside a meeting shall immediately inform the Executive Board and the Supervisory Board of that resolution.	cumulative preference 'D' shares, cumulative preference 'E' shares and each of the series cumulative preference 'E' shares entitled to vote, pledgees entitled to vote and usufructuaries of those shares entitled to vote can pass at a meeting of holders of shares of a particular class may also be passed by them outside a meeting, provided that all holders of shares of the class concerned express themselves in writing in favour of the proposal concerned and provided that the members of the Executive Board and Supervisory Directors have been given the opportunity to give advise on the proposal. The persons who have passed a resolution outside a meeting shall immediately inform the Executive Board and the Supervisory Board of that resolution.	
23.2. Any resolution passed outside a meeting shall be announced at the	23.2. Any resolution passed outside a meeting shall be announced at the	

next meeting of holders of shares of the particular class concerned. During that meeting the documents showing the manner of decision-making outside a meeting shall be open to the inspection of the persons entitled to attend that meetings; said documents shall subsequently be inserted in the minute book.	next meeting of holders of shares of the particular class concerned. During that meeting the documents showing the manner of decision-making outside a meeting shall be open to the inspection of the persons entitled to attend that meetings; said documents shall subsequently be inserted in the minute book.	
Financial Year. Annual accounts. **Articlre 24.** 24.1. The financial year shall coincide with the calendar year.	**Financial Year. Annual accounts.** **Articlre 24.** 24.1. The financial year shall coincide with the calendar year.	
24.2. Each year within five months after the end of the Company's financial year, save where this term is extended by a maximum of six months by the General Meeting on account of special circumstances, the Executive Board shall draw up annual accounts and an annual report on that financial year. To these documents shall be added the	24.2. Each year within five months after the end of the Company's financial year, save where this term is extended by a maximum of six months by the General Meeting on account of special circumstances, the Executive Board shall draw up annual accounts and an annual report on that financial year. To these documents shall be added the	

particulars referred to in Section 392, subsection 1, of Book 2.	particulars referred to in Section 392, subsection 1, of Book 2.	
24.3. The annual accounts shall be signed by all members of the Executive Board and all Supervisory Directors. If the signature of one or more of the members of the Executive Board and/or one or more of the Supervisory Directors are missing, this and the reason for such absence shall be stated.	24.3. The annual accounts shall be signed by all members of the Executive Board and all Supervisory Directors. If the signature of one or more of the members of the Executive Board and/or one or more of the Supervisory Directors are missing, this and the reason for such absence shall be stated.	
24.4. The Company shall ensure that the annual accounts and, if required, the annual report and the particulars added by virtue of Section 392 shall be available at the office of the Company as soon as possible but not later than as from the date of notice calling the General Meeting intended for the discussion and approval thereof, and in the case of a quotation as referred to in Article 9, paragraph 3, in Amsterdam at the address mentioned in the notice.	24.4. The Company shall ensure that the annual accounts and, if required, the annual report and the particulars added by virtue of Section 392 shall be available at the office of the Company as soon as possible but not later than as from the date of notice calling the General Meeting intended for the discussion and approval thereof, and at the address mentioned in the notice. Said documents shall be open to the inspection of the shareholders and	Necessity to make the agenda available for inspection in Amsterdam no longer applies because Euronext no longer imposes the obligation for documents to be made available

Said documents shall be open to the inspection of the shareholders and other persons entitled to attend General Meetings at the office of the Company and copies thereof may be obtained by them free of charge. Third parties can obtain copies at cost price at the addresses mentioned above.	other persons entitled to attend General Meetings at the office of the Company and copies thereof may be obtained by them free of charge. Third parties can obtain copies at cost price at the addresses mentioned above.	for inspection in Amsterdam.
Auditor. **Article 25.** 25.1.The General Meeting shall instruct a chartered accountant or other expert as defined in Section 393 of Book 2 - both to be referred to herein as: the auditor or, as the case may be, an organisation in which such experts work together, to conduct an examination of the annual accounts. If the General Meeting fails to give such instruction the Supervisory Board or - if it fails to give such instruction - the Executive Board shall be authorised and	**Auditor.** **Article 25.** 25.1.The General Meeting shall instruct a chartered accountant or other expert as defined in Section 393 of Book 2 - both to be referred to herein as: the auditor or, as the case may be, an organisation in which such experts work together, to conduct an examination of the annual accounts. If the General Meeting fails to give such instruction the Supervisory Board or - if it fails to give such instruction - the Executive Board shall be authorised and required to	

required to do so. The General Meeting and the one which has given such assignment may at any time revoke the instruction as first referred to in this paragraph and give that instruction to another auditor. Furthermore, the assignment given by the Executive Board may be revoked by the Supervisory Board and be given to an other auditor.	do so. The General Meeting and the one which has given such assignment may at any time revoke the instruction as first referred to in this paragraph and give that instruction to another auditor. Furthermore, the assignment given by the Executive Board may be revoked by the Supervisory Board and be given to an other auditor.	
25.2. The auditor shall report on his audit to the Executive Board and to the Supervisory Board and shall set out the result of his audit in a certificate.	25.2. The auditor shall report on his audit to the Executive Board and to the Supervisory Board and shall set out the result of his audit in a certificate.	
Annual meeting. Approval of annual accounts. **Article 26.** 26.1. Each year at least one General Meeting shall be held, that meeting to be held within six months after the end of the Company's last expired financial year; this General	**Annual meeting. Approval of annual accounts.** **Article 26.** 26.1. Each year at least one General Meeting shall be held, that meeting to be held within six months after the end of the Company's last expired financial year; this General	

Meeting shall be referred to hereinafter as: the Annual Meeting. The agenda of the Annual Meeting shall contain at least the following subjects:	Meeting shall be referred to hereinafter as: the Annual Meeting. The agenda of the Annual Meeting shall contain at least the following subjects:	
a. discussion of the annual report on the last expired financial year;	a. discussion of the annual report on the last expired financial year;	
b. approval of the annual accounts of the last expired financial year;	b. adoption of the annual accounts of the last expired financial year;	Amendment because of the deletion of the rules applicable to a structure-regime.
c. allocation of the profits realised in the last expired financial year, or determination of the manner in which any loss realised in that year will be cleared;	c. allocation of the profits realised in the last expired financial year, or determination of the manner in which any loss realised in that year will be cleared;	
d. release from liability of the members of the Executive Board for their management and release from liability of the Supervisory Directors for their supervision during the financial year concerned.	d. release from liability of the members of the Executive Board for their management and release from liability of the Supervisory Directors for their supervision during the financial year concerned.	
26.2. The subjects listed in paragraph 1 of this Article need not be stated in the agenda of the Annual Meeting if the	26.2. The subjects listed in paragraph 1 of this Article need not be stated in the agenda of the Annual Meeting if	

term for preparing the annual accounts has been extended or if a proposal to extend said term is included in that agenda.	the term for preparing the annual accounts has been extended or if a proposal to extend said term is included in that agenda.	
26.3. The Supervisory Board adopts the Annual Accounts. It shall submit the Annual Accounts simultaneously to the General Meeting for approval and to the Works' Council as referred to in Article 158, paragraph 13, Book 2, for discussion.		Because of the deletion of the rules applicable to a structure-regime, the General Meeting of Shareholders adopts the annual accounts rather than the Board of Supervisory Directors.
26.4. The annual accounts shall be approved by the General Meeting.		
26.5. If an auditor's certificate on the annual accounts is required and if the General Meeting has not had the opportunity of inspecting that certificate, the annual accounts cannot be approved unless a legitimate reason for the absence of the certificate is stated in the added particulars.	26.5. If an auditor's certificate on the annual accounts is required and if the General Meeting has not had the opportunity of inspecting that certificate, the annual accounts cannot be approved unless a legitimate reason for the absence of the certificate is stated in the added particulars.	
26.6. If the annual accounts are adopted	26.6. If the annual accounts are adopted in	

in amended form after correction, copies of such amended annual accounts may be obtained by the shareholders and other persons entitled to attend General Meetings free of charge.	amended form after correction, copies of such amended annual accounts may be obtained by the shareholders and other persons entitled to attend General Meetings free of charge.	
Profits and losses. **Article 27.** 27.1. a. From the profits made in the preceding financial year, first of all, if possible, shall be paid on the cumulative preference 'A' shares a percentage of the amount compulsorily paid on those shares, which percentage on a yearly basis is equal to the arithmetic mean of the effective yield of the Netherlands Government Loans with a maturity of seven to eight years as calculated by the Central Bureau of Statistics and entered in the Official Price List of Amsterdam Exchanges N.V., for	**Profits and losses.** **Article 27.** 27.1. a. From the profits made in the preceding financial year, first of all, if possible, shall be paid on the cumulative preference 'A' shares a percentage of the amount compulsorily paid on those shares, which percentage on a yearly basis is equal to the arithmetic mean of the effective yield of the Netherlands Government Loans with a maturity of seven to eight years as calculated by the Central Bureau of Statistics and entered in the Official Price List of Euronext Amsterdam N.V., for the last twenty Stock Exchange business	Amendment because of the change of name of Amsterdam Exchanges N.V.

the last twenty Stock Exchange business days prior to the fifth working day before the day the cumulative preference 'A' shares were issued, increased by a surcharge that has been determined by the Executive Board at a rate of one forty/hundredth per cent. If in the course of any financial year an issue of cumulative preference 'A' shares has taken place, the dividend with respect to that financial year shall be reduced pro rata to the day of issue.	days prior to the fifth working day before the day the cumulative preference 'A' shares were issued, increased by a surcharge that has been determined by the Executive Board at a rate of one forty/hundredth per cent. If in the course of any financial year an issue of cumulative preference 'A' shares has taken place, the dividend with respect to that financial year shall be reduced pro rata to the day of issue.	
b. For the first time on the thirty-first day of December two thousand three and every seven years thereafter the percentage will be determined again in the way as described under a, provided that the level of the surcharge there referred to shall	b. For the first time on the thirty-first day of December two thousand three and every seven years thereafter the percentage will be determined again in the way as described under a, provided that the level of the surcharge there referred to shall be determined by	

be determined by the Executive Board subject to the approval of the Supervisory Board and after approval of the meeting of holders of cumulative preference 'A' shares with a maximum of five per cent.	the Executive Board subject to the approval of the Supervisory Board and after approval of the meeting of holders of cumulative preference 'A' shares with a maximum of five per cent.	
c. If the profits realised in any financial year are not sufficient to pay the said percentage (including the applicable surcharge), the said percentage (including the applicable surcharge) shall be paid from the reserves for as much as necessary, without prejudice to paragraph 7, provided that the payment may not be from the account of the share premium reserve 'A', as prescribed hereinafter under e. If the free distributable reserves in any financial year are not sufficient to pay the said	c. If the profits realised in any financial year are not sufficient to pay the said percentage (including the applicable surcharge), the said percentage (including the applicable surcharge) shall be paid from the reserves for as much as necessary, without prejudice to paragraph 7, provided that the payment may not be from the account of the share premium reserve 'A', as prescribed hereinafter under e. If the free distributable reserves in any financial year are not sufficient to pay the said percentage (including the	

percentage (including the applicable surcharge), the provisions under a of this paragraph and the paragraphs 2, 3, 4 and 5 shall apply in subsequent years only after the deficit has been recovered.	applicable surcharge), the provisions under a of this paragraph and the paragraphs 2, 3, 4 and 5 shall apply in subsequent years only after the deficit has been recovered.	
d. No further distributions other than those prescribed in this Article and in Article 30 shall be made on the cumulative preference 'A' shares.	d. No further distributions other than those prescribed in this Article and in Article 30 shall be made on the cumulative preference 'A' shares.	
e. In addition to any other reserves, the Company has a share premium reserve 'A' to the share premium reserve 'A' an amount equal to the capital surplus paid on the cumulative preference 'A' shares shall be added. The holders of cumulative preference 'A' shares are entitled to the share premium reserve 'A'.	e. In addition to any other reserves, the Company has a share premium reserve 'A' to the share premium reserve 'A' an amount equal to the capital surplus paid on the cumulative preference 'A' shares shall be added. The holders of cumulative preference 'A' shares are entitled to the share premium reserve 'A'.	
Losses shall not be charged against the share premium reserve 'A', unless	Losses shall not be charged against the share premium reserve 'A',	

it concerns losses which cannot be defrayed or discharged out of a reserve, not being the share premium reserve 'A'. Losses shall, if and insofar as possible, be written off from the share premium reserve 'A' at the time of the resolution to write off. If a write off, as referred to in the previous sentence, has taken place against the share premium reserve 'A', the profits made in subsequent years shall first of all be allocated to clear off the amount, which was written off from the share premium reserve 'A', provided that the amount of an allocation of the share premium reserve 'A' shall be reduced pro rata to the number of cumulative preference 'A' shares, which were held by the Company at the time of the allocation, but were held by one or more others at the time of the write off as mentioned	unless it concerns losses which cannot be defrayed or discharged out of a reserve, not being the share premium reserve 'A'. Losses shall, if and insofar as possible, be written off from the share premium reserve 'A' at the time of the resolution to write off. If a write off, as referred to in the previous sentence, has taken place against the share premium reserve 'A', the profits made in subsequent years shall first of all be allocated to clear off the amount, which was written off from the share premium reserve 'A', provided that the amount of an allocation of the share premium reserve 'A' shall be reduced pro rata to the number of cumulative preference 'A' shares, which were held by the Company at the time of the allocation, but were held by one or more others at the time of the write off as mentioned hereinbefore.	

hereinbefore.		
27.2. a. From the profits that remain after the application of paragraph 1, shall be paid, if possible, on the cumulative preference 'D' shares an amount equal to the percentage on a yearly basis of the amount prescribed paid in, on the said shares as at the opening of the financial year with respect to which the distribution is made or, if the issue of the cumulative preference 'D' shares has taken place in the course of the said financial year, as at the date on which the shares concerned were issued.	27.2. a. From the profits that remain after the application of paragraph 1, shall be paid, if possible, on the cumulative preference 'D' shares an amount equal to the percentage on a yearly basis of the amount prescribed paid in, on the said shares as at the opening of the financial year with respect to which the distribution is made or, if the issue of the cumulative preference 'D' shares has taken place in the course of the said financial year, as at the date on which the shares concerned were issued.	
b. The percentage as referred to under a. hereinbefore shall be equal to the value of the EURIBOR-percentage for loans with a duration of one month, weighted on the basis of the number of days during which this	b. The percentage as referred to under a. hereinbefore shall be equal to the value of the EURIBOR-percentage for loans with a duration of one month, weighted on the basis of the number of days during which this	

percentage applied, during the financial year in respect of which the distribution is being made, augmented by two five/tenth per cent (2,5%). In the event that the amount prescribed to be paid in on the cumulative preference 'D' shares has been reduced or, pursuant to a resolution regarding further payment, increased during the financial year in respect of which the distribution is being made, the said distribution shall be reduced or increased by an amount equal to the percentage of the amount of the reduction or increase as referred to hereinbefore, calculated from the moment the reduction was effected or at which further payment became compulsory.	percentage applied, during the financial year in respect of which the distribution is being made, augmented by two five/tenth per cent (2,5%). In the event that the amount prescribed to be paid in on the cumulative preference 'D' shares has been reduced or, pursuant to a resolution regarding further payment, increased during the financial year in respect of which the distribution is being made, the said distribution shall be reduced or increased by an amount equal to the percentage of the amount of the reduction or increase as referred to hereinbefore, calculated from the moment the reduction was effected or at which further payment became compulsory.	
c. If and in so far as the profit is not sufficient fully to effect the	c. If and in so far as the profit is not sufficient fully to effect the	

distribution as referred to in this paragraph, the shortfall shall be distributed from the reserves in so far as this does not violate the provisions of paragraph 7 of this Article, provided that the payment may not be from the account of the share premium reserve 'A'. If and in so far as the distribution as referred to in the first sentence cannot be made from the reserves - after application of the provisions of the first paragraph - such a distribution to the holders of cumulative preference 'D' shares shall first be made from the profit for subsequent financial years as to fully make up for the shortfall before the provisions of the following paragraphs of this Article may be effected.	distribution as referred to in this paragraph, the shortfall shall be distributed from the reserves in so far as this does not violate the provisions of paragraph 7 of this Article, provided that the payment may not be from the account of the share premium reserve 'A'. If and in so far as the distribution as referred to in the first sentence cannot be made from the reserves - after application of the provisions of the first paragraph - such a distribution to the holders of cumulative preference 'D' shares shall first be made from the profit for subsequent financial years as to fully make up for the shortfall before the provisions of the following paragraphs of this Article may be effected.	
d. No distributions other than those	d. No distributions other than those	

prescribed in this Article and in Article 30 hereinafter shall be made on cumulative preference 'D' shares.	prescribed in this Article and in Article 30 hereinafter shall be made on cumulative preference 'D' shares.	
e. If the profit for a specific financial year is adopted and one or more cumulative preference 'D' shares have been cancelled on repayment during that financial year, those who were the holders of the cumulative preference 'D' shares in question at the time of the said cancellation, as evidenced by the shareholders' register as referred to in Article 7 hereinbefore, shall have a non-negotiable right to distribution of the profit as outlined hereinafter. The profit to be distributed where possible to the said holder of cumulative preference 'D' shares shall be equal to the value of the distribution to which the party concerned would be entitled on	e. If the profit for a specific financial year is adopted and one or more cumulative preference 'D' shares have been cancelled on repayment during that financial year, those who were the holders of the cumulative preference 'D' shares in question at the time of the said cancellation, as evidenced by the shareholders' register as referred to in Article 7 hereinbefore, shall have a non-negotiable right to distribution of the profit as outlined hereinafter. The profit to be distributed where possible to the said holder of cumulative preference 'D' shares shall be equal to the value of the distribution to which the party concerned would be entitled on	

the grounds of the provisions of this paragraph if he had still been the holder of the cumulative preference 'D' shares as referred to hereinbefore at the time the profit was adopted, calculated on a pro rata basis over the period during which he was the holder of the said cumulative preference 'D' shares in the financial year in question, from which distribution a deduction shall be made in the amount of the distribution having been made in accordance with the provisions of paragraph 8 hereinafter.	the grounds of the provisions of this paragraph if he had still been the holder of the cumulative preference 'D' shares as referred to hereinbefore at the time the profit was adopted, calculated on a pro rata basis over the period during which he was the holder of the said cumulative preference 'D' shares in the financial year in question, from which distribution a deduction shall be made in the amount of the distribution having been made in accordance with the provisions of paragraph 8 hereinafter.	
f. In the event that an issue of cumulative preference 'D' shares has been made in the course of any financial year, the dividend on the cumulative preference 'D' shares concerned shall be deducted proportionately until the relevant date of issue.	f. In the event that an issue of cumulative preference 'D' shares has been made in the course of any financial year, the dividend on the cumulative preference 'D' shares concerned shall be deducted proportionately until the relevant date of issue.	

27.3.a. A dividend shall subsequently be distributed on the cumulative preference 'E' shares of each series equal to a percentage calculated on the amount paid up on the cumulative preference 'E' shares of the relevant series by taking the arithmetic mean of the effective yield on the Netherlands Government Loans to be outlined hereinafter as drawn up by the Netherlands Central Statistical Office and entered in the official price list of Amsterdam Exchanges N.V. for the last twenty trading days prior to the date of initial issue of cumulative preference 'E' shares of the related series.	27.3. a. A dividend shall subsequently be distributed on the cumulative preference 'E' shares of each series equal to a percentage calculated on the amount paid up on the cumulative preference 'E' shares of the relevant series by taking the arithmetic mean of the effective yield on the Netherlands Government Loans to be outlined hereinafter as drawn up by the Netherlands Central Statistical Office and entered in the official price list of Euronext Amsterdam N.V. for the last twenty trading days prior to the date of initial issue of cumulative preference 'E' shares of the related series.	Amendment because of the change of name of Amsterdam Exchanges N.V.
b. The Netherlands Government Loans as referred to in the preceding paragraph shall be taken to include the Netherlands Government Loans having a	b. The Netherlands Government Loans as referred to in the preceding paragraph shall be taken to include the Netherlands Government Loans having a	

(residual) term of seven to eight years. In the event that the effective yield on these Netherlands Government Loans is not computed by the Netherlands Central Statistical Office or entered in the official price list of Amsterdam Exchanges N.V. at the time the calculation of the dividend percentage is made, the Netherlands Government Loans as referred to in the preceding paragraph shall be taken to mean the Netherlands Government Loans having a (residual) term which matches as closely as possible a (residual) term of seven to eight years the effective yield of which is computed by the Netherlands Central Statistical Office and published as referred to hereinbefore at the time the calculation of the dividend percentage is made, albeit with a	(residual) term of seven to eight years. In the event that the effective yield on these Netherlands Government Loans is not computed by the Netherlands Central Statistical Office or entered in the official price list of Euronext Amsterdam N.V. at the time the calculation of the dividend percentage is made, the Netherlands Government Loans as referred to in the preceding paragraph shall be taken to mean the Netherlands Government Loans having a (residual) term which matches as closely as possible a (residual) term of seven to eight years the effective yield of which is computed by the Netherlands Central Statistical Office and published as referred to hereinbefore at the time the calculation of the dividend percentage is made, albeit with a	Amendment because of the change of name of Amsterdam Exchanges N.V.

maximum (residual) term of eight years.	maximum (residual) term of eight years.	
c. On the first day of January of the year following the year in which seven years will have elapsed following the date on which cumulative preference 'E' shares of the relevant series were issued and every seven years thereafter, the dividend percentage of cumulative preference 'E' shares of the relevant series will be adjusted to the effective yield of the Netherlands Government Loans as referred to in the preceding clauses, calculated in the manner as outlined hereinbefore, with the proviso that the stated average shall be calculated on the last twenty trading days prior to the date as at which the dividend percentage is being adjusted.	c. On the first day of January of the year following the year in which seven years will have elapsed following the date on which cumulative preference 'E' shares of the relevant series were issued and every seven years thereafter, the dividend percentage of cumulative preference 'E' shares of the relevant series will be adjusted to the effective yield of the Netherlands Government Loans as referred to in the preceding clauses, calculated in the manner as outlined hereinbefore, with the proviso that the stated average shall be calculated on the last twenty trading days prior to the date as at which the dividend percentage is being adjusted.	
d. If and in so far as the	d. If and in so far as the profit is not	

profit is not sufficient fully to effect the distribution as referred to in this paragraph, the shortfall shall be distributed from the reserves in so far as this does not violate the provisions of paragraph 7 of this Article, provided that the payment may not be to the account from the share premium reserve A. If and in so far as the distribution as referred to in this paragraph cannot be made from the reserves, such a distribution to the holders of cumulative preference 'E' shares shall first be made, subject to application of the provisions of paragraph 2 hereinbefore, from the profit for subsequent financial years as to fully make up for the shortfall	sufficient fully to effect the distribution as referred to in this paragraph, the shortfall shall be distributed from the reserves in so far as this does not violate the provisions of paragraph 7 of this Article, provided that the payment may not be to the account from the share premium reserve A. If and in so far as the distribution as referred to in this paragraph cannot be made from the reserves, such a distribution to the holders of cumulative preference 'E' shares shall first be made, subject to application of the provisions of paragraph 2 hereinbefore, from the profit for subsequent financial years as to fully make up for the shortfall before the provisions of the following paragraphs of this Article may be effected. In the event that the provisions of this	

before the provisions of the following paragraphs of this Article may be effected. In the event that the provisions of this clause d. are applied, the holders of the various series shall receive equal treatment.	clause d. are applied, the holders of the various series shall receive equal treatment.	
e. In the event that the amount prescribed to be paid in on the cumulative preference 'E' shares has been reduced during the financial year in respect of which the distribution is being made, the said distribution will be reduced by an amount equal to the percentage of the amount of the reduction as referred to hereinbefore, calculated from the moment the reduction was effected. No distributions other than those prescribed in this Article and in Article 30 hereinafter shall be made on cumulative preference	e. In the event that the amount prescribed to be paid in on the cumulative preference 'E' shares has been reduced during the financial year in respect of which the distribution is being made, the said distribution will be reduced by an amount equal to the percentage of the amount of the reduction as referred to hereinbefore, calculated from the moment the reduction was effected. No distributions other than those prescribed in this Article and in Article 30 hereinafter shall be made on cumulative preference	

'E' shares.	'E' shares.	
f. If the profit for a specific financial year is adopted and one or more cumulative preference 'E' shares have been cancelled on repayment during that financial year, those who were the holders of the cumulative preference 'E' shares in question at the time of the said cancellation, as evidenced by the shareholders' register as referred to in Article 7 hereinbefore, shall have a non-negotiable right to distribution of the profit as outlined hereinafter. The profit to be distributed where possible to the said holder of cumulative preference 'E' shares shall be equal to the value of the distribution to which the party concerned would be entitled on the grounds of the provisions of this paragraph if he had still been the holder of the cumulative	f. If the profit for a specific financial year is adopted and one or more cumulative preference 'E' shares have been cancelled on repayment during that financial year, those who were the holders of the cumulative preference 'E' shares in question at the time of the said cancellation, as evidenced by the shareholders' register as referred to in Article 7 hereinbefore, shall have a non-negotiable right to distribution of the profit as outlined hereinafter. The profit to be distributed where possible to the said holder of cumulative preference 'E' shares shall be equal to the value of the distribution to which the party concerned would be entitled on the grounds of the provisions of this paragraph if he had still been the holder of the cumulative	

preference 'E' shares as referred to hereinbefore at the time the profit was adopted, calculated on a pro rata basis over the period during which he was the holder of the said cumulative preference 'E' shares in the financial year in question, from which distribution shall be deducted the value of the distribution having been made in accordance with the provisions of paragraph 8 of this Article.	preference 'E' shares as referred to hereinbefore at the time the profit was adopted, calculated on a pro rata basis over the period during which he was the holder of the said cumulative preference 'E' shares in the financial year in question, from which distribution shall be deducted the value of the distribution having been made in accordance with the provisions of paragraph 8 of this Article.	
g. In the event of the first issue of cumulative preference 'E' shares forming part of a series having been made in the course of any financial year, the dividend on the cumulative preference 'E' shares concerned shall be deducted proportionately until the first date of issue.	g. In the event of the first issue of cumulative preference 'E' shares forming part of a series having been made in the course of any financial year, the dividend on the cumulative preference 'E' shares concerned shall be deducted proportionately until the first date of issue.	
27.4. From the profits which shall remain after application of the provisions of paragraph 3 such amounts will be	27.4. From the profits which shall remain after application of the provisions of paragraph 3 such amounts will be	

reserved as the Executive Board subject to the approval of the Supervisory Board shall decide.	reserved as the Executive Board subject to the approval of the Supervisory Board shall decide.	
27.5. The profit remaining after satisfaction of the provisions of the previous paragraphs of this Article shall be at the free disposal of the General Meeting. In a tie vote regarding a proposal to distribute or reserve profits, the profits concerned shall be reserved.	27.5. The profit remaining after satisfaction of the provisions of the previous paragraphs of this Article shall be at the free disposal of the General Meeting. In a tie vote regarding a proposal to distribute or reserve profits, the profits concerned shall be reserved.	
27.6. Any distribution other than an interim dividend may be made only after approval of the annual accounts which show that they are justified.	27.6. Any distribution other than an interim dividend may be made only after approval of the annual accounts which show that they are justified.	
27.7. The Company may distribute profits only if and to the extent that its shareholders' equity is greater than the sum of the paid and called-up part of the issued capital and the reserves which must be maintained by virtue of the law.	27.7. The Company may distribute profits only if and to the extent that its shareholders' equity is greater than the sum of the paid and called-up part of the issued capital and the reserves which must be maintained by virtue of the law.	
27.8. In the event of cancellation with	27.8. In the event of cancellation with	

repayment of cumulative preference 'A' shares and/or cumulative preference 'D' shares and/or cumulative preference 'E' shares a distribution will be made on the cancelled cumulative preference 'A' shares respectively cumulative preference 'D' shares respectively cumulative preference 'E' shares on the day of repayment, which distribution will be calculated as much as possible in accordance with the provisions of paragraph 1 respectively paragraph 2 respectively paragraph 3 of this Article and pro rata temporis to be calculated on the period from the day on which a distribution as meant in paragraph 1 was made for the last time - or if the cumulative preference 'A' shares respectively cumulative preference 'D' shares respectively cumulative preference 'E' shares have been issued	repayment of cumulative preference 'A' shares and/or cumulative preference 'D' shares and/or cumulative preference 'E' shares a distribution will be made on the cancelled cumulative preference 'A' shares respectively cumulative preference 'D' shares respectively cumulative preference 'E' shares on the day of repayment, which distribution will be calculated as much as possible in accordance with the provisions of paragraph 1 respectively paragraph 2 respectively paragraph 3 of this Article and pro rata temporis to be calculated on the period from the day on which a distribution as meant in paragraph 1 was made for the last time - or if the cumulative preference 'A' shares respectively cumulative preference 'D' shares respectively cumulative preference 'E' shares have been issued following such day: from the	

following such day: from the day of issue - until the day of repayment, without prejudice to the provisions of Article 105, Book 2.	day of issue - until the day of repayment, without prejudice to the provisions of Article 105, Book 2.	
27.9.For the purposes of determining the allocation of profits any shares or depository receipts held by the Company and any shares or depository receipts of which the Company has a usufruct shall not be taken into account.	27.9.For the purposes of determining the allocation of profits any shares or depository receipts held by the Company and any shares or depository receipts of which the Company has a usufruct shall not be taken into account.	
27.10.The General Meeting shall be authorised to resolve, at the proposal of the Executive Board, which proposal shall be subject to the approval of the Supervisory Board, to make distributions to the holders of ordinary shares from the general reserves.	27.10.The General Meeting shall be authorised to resolve, at the proposal of the Executive Board, which proposal shall be subject to the approval of the Supervisory Board, to make distributions to the holders of ordinary shares from the general reserves.	
27.11. Without prejudice to the provisions in Article 105, Book 2, interim dividends shall automatically be distributed on the cumulative preference 'A' shares semi-annually.	27.11. Without prejudice to the provisions in Article 105, Book 2, interim dividends shall automatically be distributed on the cumulative preference 'A' shares semi-annually.	

The Executive Board subject to the approval of the Supervisory Board may resolve to declare interim dividends on the other classes of shares. Dividend payments as referred to in the second sentence of this paragraph may be made only if following the payment of such dividend, the interimdividend as referred to in the first sentence of this paragraph can still be made and furthermore if the provisions in Article 105, paragraph 4, Book 2 have been met.	The Executive Board subject to the approval of the Supervisory Board may resolve to declare interim dividends on the other classes of shares. Dividend payments as referred to in the second sentence of this paragraph may be made only if following the payment of such dividend, the interimdividend as referred to in the first sentence of this paragraph can still be made and furthermore if the provisions in Article 105, paragraph 4, Book 2 have been met.	
Article 28. 28.1.Dividends shall be made payable and distributable with effect from a date to be determined by the Supervisory Board, which date may differ for distributions on ordinary shares, on cumulative preference 'A' shares, on cumulative preference 'D' shares and for distributions on series	**Article 28.** 28.1.Dividends shall be made payable and distributable with effect from a date to be determined by the Supervisory Board, which date may differ for distributions on ordinary shares, on cumulative preference 'A' shares, on cumulative preference 'D' shares and for distributions on series cumulative	

cumulative preference 'E' shares. Dividends which have not been collected within five years of the start of the second day on which day became due and payable shall revert to the Company.	preference 'E' shares. Dividends which have not been collected within five years of the start of the second day on which day became due and payable shall revert to the Company.	
28.2. Subject to the approval of the Supervisory Board, the Executive Board shall be authorised to determine that a distribution on ordinary shares whole or partly shall be made in the form of ordinary shares in the capital of the Company rather than cash, or to determine that the holders of ordinary shares whole or partly shall have the choice between distribution in cash or in the form of ordinary shares in the capital of the Company, in so far as the Executive Board has been appointed, in accordance with the provisions of Article 8 hereinbefore, as an administrative body authorised to resolve to issue such shares.	28.2. Subject to the approval of the Supervisory Board, the Executive Board shall be authorised to determine that a distribution on ordinary shares whole or partly shall be made in the form of ordinary shares in the capital of the Company rather than cash, or to determine that the holders of ordinary shares whole or partly shall have the choice between distribution in cash or in the form of ordinary shares in the capital of the Company, in so far as the Executive Board has been appointed, in accordance with the provisions of Article 8 hereinbefore, as an administrative body authorised to resolve to issue such shares.	

Subject to the approval of the Supervisory Board, the Executive Board shall determine the conditions on which such a choice may be made. If the Executive Board is not appointed as the authorised body as mentioned hereinbefore, the General Meeting will have the authority as mentioned hereinbefore on the proposal of the Executive Board subject to the approval of the Supervisory Board.	Subject to the approval of the Supervisory Board, the Executive Board shall determine the conditions on which such a choice may be made. If the Executive Board is not appointed as the authorised body as mentioned hereinbefore, the General Meeting will have the authority as mentioned hereinbefore on the proposal of the Executive Board subject to the approval of the Supervisory Board.	
Special resolutions. **Article 29.** 29.1. The following resolutions of the General Meeting may be passed only with the aforegoing approval of the meeting of holders of cumulative preference 'A' shares:	**Special resolutions.** **Article 29.** 29.1. If cumulative preference 'A' shares are held by parties other than the Company, the following resolutions of the General Meeting may be passed only with the aforegoing approval of the meeting of holders of cumulative preference 'A' shares:	This sentence has been added to avoid a dead-lock in the event that at some time there should be no holders of cumulative preference 'A' shares other than the Company.
a. a resolution to amend the articles 17, paragraph 4, 19, paragraph 2, 20, paragraph 9, 27, 30 and	a. a resolution to amend the articles 17, paragraph 4, 19, paragraph 2, 20, paragraph 9, 27, 30 and this	

this Article 29, paragraph 1;	Article 29, paragraph 1;	
b. a resolution to issue cumulative preference 'A' shares and a resolution to appoint the Executive Board as the authorised body to issue cumulative preference 'A' shares as mentioned in Article 8;	b. a resolution to issue cumulative preference 'A' shares and a resolution to appoint the Executive Board as the authorised body to issue cumulative preference 'A' shares as mentioned in Article 8;	
c. a resolution to authorise the Executive Board to acquisition by the Company of shares in its own capital and a resolution to reduce the issued capital as provided in the Articles 10 and 11.	c. a resolution to authorise the Executive Board to acquisition by the Company of shares in its own capital and a resolution to reduce the issued capital as provided in the Articles 10 and 11.	
29.2. Without prejudice to the provisions of paragraph 1 a resolution to amend these Articles of Association or to wind up the Company can only be adopted at the proposal of the Supervisory Board in a General Meeting in which at least half of the issued share capital is represented.	29.2. Without prejudice to the provisions of paragraph 1 a resolution to amend these Articles of Association or to wind up the Company can only be adopted at the proposal of the Supervisory Board in a General Meeting in which at least half of the issued share capital is represented.	
29.3. If at a meeting in which the proposal to adopt a resolution as	29.3. If at a meeting in which the proposal to adopt a resolution as	

referred to in paragraph 2 is made, the required capital is not represented, then a second meeting shall be called, to be held ultimately twenty-eight days after the first meeting and where, regardless of the capital represented the resolution as mentioned in that paragraph can be adopted. In the notice of convocation of the new meeting, it must be stated that and why a resolution can be adopted regardless of the capital represented at the meeting.	referred to in paragraph 2 is made, the *required capital is not* represented, then a second meeting shall be called, to be held ultimately forty-five days after the first meeting and where, regardless of the capital represented the resolution as mentioned in that paragraph can be adopted. In the notice of convocation of the new meeting, it must be stated that and why a resolution can be adopted regardless of the capital represented at the meeting.	Period extended to allow more time for the preparation of the second meeting.
Winding up and liquidation. **Article 30.** 30.1.If the Company is wound up by resolution of the General Meeting, the liquidation shall be carried out in accordance with the provisions of the law. During the liquidation *period* the Articles of Association shall, wherever possible, remain in full force.	**Winding up and liquidation.** **Article 30.** 30.1.If the Company is wound up by resolution of the General Meeting, the liquidation shall be carried out in accordance with the provisions of the law. During the liquidation period the Articles of Association shall, wherever possible, remain in full force.	

30.2. In the event of its voluntary winding up the Company shall continue in existence for such period of time as the liquidation of its assets and liabilities may require.	30.2. In the event of its voluntary winding up the Company shall continue in existence for such period of time as the liquidation of its assets and liabilities may require.	
30.3. In any document issued and notice served by the Company in the course of its winding up the words: "in liquidation" must be added to its name.	30.3. In any document issued and notice served by the Company in the course of its winding up the words: "in liquidation" must be added to its name.	
30.4. Unless otherwise resolved by the General Meeting or unless otherwise provided by law, the members of the Executive Board of the Company shall be the liquidators of the Company.	30.4. Unless otherwise resolved by the General Meeting or unless otherwise provided by law, the members of the Executive Board of the Company shall be the liquidators of the Company.	
30.5. All reports and statements concerning the winding up and the liquidation as required by law shall be filed by the liquidators at the Commercial Register.	30.5. All reports and statements concerning the winding up and the liquidation as required by law shall be filed by the liquidators at the Commercial Register.	
30.6. The surplus assets remaining after all the Company's liabilities have been satisfied shall, if possible, be	30.6. The surplus assets remaining after all the Company's liabilities have been satisfied shall, if possible, be applied	

applied successively as follows:	successively as follows:	
a. to the holders of cumulative preference 'A' shares shall be distributed the amount compulsorily paid on their shares, increased with the deficit of distributable dividend in the previous years, the balance of the share premium reserve 'A' and increased with a percentage on a yearly basis, referred to in Article 27, paragraph 1, of the amount compulsorily paid on those shares over the period on which no (interim)dividend has been paid on those shares until the date of distribution according to the plan of liquidation;	a. to the holders of cumulative preference 'A' shares shall be distributed the amount compulsorily paid on their shares, increased with the deficit of distributable dividend in the previous years, the balance of the share premium reserve 'A' and increased with a percentage on a yearly basis, referred to in Article 27, paragraph 1, of the amount compulsorily paid on those shares over the period on which no (interim)dividend has been paid on those shares until the date of distribution according to the plan of liquidation;	
b. to the holders of cumulative preference 'D' shares of the nominal value paid in per cumulative preference 'D' share held by them, augmented by the deficit of distributable dividend in	b.to the holders of cumulative preference 'D' shares of the nominal value paid in per cumulative preference 'D' share held by them, augmented by the deficit of distributable dividend in	

the previous years and an amount equal to the percentage of the amount prescribed to have been paid in on the cumulative preference 'D' shares, as referred to in Article 27, paragraph 2, and calculated on each year or portion thereof in the period commencing on the day following the period with respect to which dividend was most recently paid on the cumulative preference 'D' shares, and ending on the date of the distribution on cumulative preference 'D' shares as referred to in this Article;	the previous years and an amount equal to the percentage of the amount prescribed to have been paid in on the cumulative preference 'D' shares, as referred to in Article 27, paragraph 2, and calculated on each year or portion thereof in the period commencing on the day following the period with respect to which dividend was most recently paid on the cumulative preference 'D' shares, and ending on the date of the distribution on cumulative preference 'D' shares as referred to in this Article;	
c. to the holders of cumulative preference 'E' shares of the value paid in per cumulative preference 'E' share held by them, augmented by the deficit of distributable dividend in the previous years and an amount equal to the percentage	c. to the holders of cumulative preference 'E' shares of the value paid in per cumulative preference 'E' share held by them, augmented by the deficit of distributable dividend in the previous years and an amount equal to the percentage calculated	

calculated on the amount paid up on the cumulative preference 'E' shares as referred to in Article 27, paragraph 3, sub a., calculated on each year or portion thereof in the period commencing on the day following the period on which dividend was most recently paid on the cumulative preference 'E' shares and ending on the date of the distribution on cumulative preference 'E' shares as referred to in this Article; no distinction shall be made in the treatment of the holders of different series of cumulative preference 'E' shares;	on the amount paid up on the cumulative preference 'E' shares as referred to in Article 27, paragraph 3, sub a., calculated on each year or portion thereof in the period commencing on the day following the period on which dividend was most recently paid on the cumulative preference 'E' shares and ending on the date of the distribution on cumulative preference 'E' shares as referred to in this Article; no distinction shall be made in the treatment of the holders of different series of cumulative preference 'E' shares;	
d. the balance shall be distributed among the holders of ordinary shares in proportion to the number of ordinary shares held by each of them.	d. the balance shall be distributed among the holders of ordinary shares in proportion to the number of ordinary shares held by each of them.	
30.7. After the legal entity has ceased to exist the books and records of the	30.7. After the legal entity has ceased to exist the books and records <u>and</u>	

Company shall remain in the custody of the person designated for that purpose by the liquidators for a period of seven years.	other data carriers of the Company shall remain in the custody of the person designated for that purpose by the liquidators for a period of seven years.	Explanation

(free translation)

NUTRECO HOLDING N.V.

2001 Dividend

At the Annual General Meeting of Shareholders, held on 23 May 2002, the dividend due to holders of ordinary shares for the 2001 financial year was fixed at EUR 0.82 per share. After deduction of the interim dividend of EUR 0.28, which was paid out in September 2001, the final dividend amounts to EUR 0.54 per ordinary share.

The final dividend can be paid out either entirely in cash, after deduction of 25% dividend tax, or in ordinary shares which will be charged to the tax-free share premium reserve in a ratio yet to be determined. Payment in ordinary shares is exempt from Dutch dividend taxes.

On Monday 11 June 2002, following closure of Euronext Amsterdam and based on the closing price for that day, the Board of Directors will determine how many dividend rights grant the right to one new ordinary share. The value of the final dividend in ordinary shares will be equal to the cash dividend.
The new ordinary shares are entitled to dividend for 2002 and subsequent financial years.

Dividend rights will not be traded on Euronext Amsterdam.

The following timetable applies:

27 May 2002:	ex dividend quotation;
28 May – 11 June 2002:	decision period;
11 June 2002 (after closing):	determination of the number of dividend rights granting the right to one new ordinary share;
18 June 2002:	dividend payment in cash and delivery of ordinary shares.

Shareholders wishing to receive payment of the final dividend in ordinary shares should make their choice known via their bank or broker to Rabobank Nederland Effectendiensten, Croeselaan 22, Utrecht (333ISS2). If no choice is made known the final dividend will be paid out to shareholders in cash, after deduction of 25% dividend tax. Delivery of shares will only be made on the basis of the total number of dividend rights delivered, where any remaining fraction of one ordinary share will be paid out in cash.

Upon conversion of dividend rights in the period up to and including 11 June 2002 a commission will be paid to the institutions admitted to the Euronext Amsterdam in accordance with the overview of Rabobank Nederland Effectendiensten, so that this conversion can take place free of commission-charges to the holders.

Boxmeer, 23 May 2002

nutreco

NUTRECO HOLDING N.V.

DIVIDEND 2001

In de op 23 mei 2002 gehouden jaarlijkse Algemene Vergadering van Aandeelhouders is het dividend over het boekjaar 2001, toekomend aan houders van gewone aandelen, vastgesteld op EUR 0,82 per aandeel. Na aftrek van het in september 2001 uitgekeerde interimdividend van EUR 0,28 bedraagt het slotdividend EUR 0,54 per gewoon aandeel.

Het slotdividend wordt naar keuze uitgekeerd geheel in contanten, onder aftrek van 25% dividendbelasting, dan wel in gewone aandelen ten laste van de belastingvrije agioreserve, in een nog nader te bepalen verhouding. De uitkering in gewone aandelen is vrij van Nederlandse dividendbelasting.

Op maandag 11 juni 2002 na sluiting van Euronext Amsterdam zal, op basis van de slotkoers van die dag, door de Raad van Bestuur worden vastgesteld hoeveel dividendrechten recht geven op één nieuw gewoon aandeel. De waarde van het slotdividend in gewone aandelen zal gelijk zijn aan die van het contante dividend. De nieuwe gewone aandelen zijn gerechtigd tot dividend over 2002 en volgende boekjaren.

Op Euronext Amsterdam zal geen handel in dividendrechten plaatsvinden.

Het volgende tijdschema is van toepassing:

27 mei 2002:	ex-dividendnotering
28 mei t/m 11 juni 2002:	keuzeperiode
11 juni 2002 (na beurs):	vaststelling van het aantal dividendrechten dat recht geeft op één nieuw gewoon aandeel
18 juni 2002:	betaalbaarstelling dividend in contanten en levering van gewone aandelen

Aandeelhouders die de uitkering van het slotdividend in gewone aandelen wensen te ontvangen dienen hun keuze via hun bank of commissionair kenbaar te maken bij Rabobank Nederland Effectendiensten, Croeselaan 22 te Utrecht (333ISS2). Bij het uitblijven van een keuze wordt het slotdividend in contanten, onder aftrek van 25% dividendbelasting, aan aandeelhouders uitgekeerd. Levering van aandelen zal uitsluitend geschieden op basis van het totale aantal geleverde dividendrechten, waarbij de eventueel resterende fractie van één gewoon aandeel wordt uitgekeerd in contanten.

Bij omwisseling van dividendrechten in de periode tot en met 11 juni 2002 zal aan tot Euronext Amsterdam toegelaten instellingen de provisie conform het overzicht van Rabobank Nederland Effectendiensten worden vergoed, zodat bedoelde omwisseling in genoemde periode voor de houders vrij van provisie kan plaatsvinden.

Boxmeer, 23 mei 2002

United States Securities and Exchange Commission Washington, D.C. 20549	
Filing pursuant to Rule 12g3-2(b)	
ISSUER Nutreco Holding N.V.	FILE NO. 82- 4927

Free translation

NUTRECO HOLDING N.V.

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

Notice of the Extraordinary General Meeting of Shareholders of Nutreco Holding N.V., to be held on Thursday, June 20, 2002 at 11.00 a.m. at the company's office, Veerstraat 38, 5831 JN Boxmeer

Agenda

1. Opening
2. *Amendment of the Articles of Association*
3. Closing

The agenda with explanatory notes, the draft deed of amendment of the Articles of Association and the draft Articles of Association with an annotated comparison with the existing text are available as from today at the offices of Rabo Securities, Amstelplein 1, Amsterdam; at the offices of Rabobank Nederland Effectendiensten, Croeselaan 22, Utrecht; and at the company's offices, Veerstraat 38, Boxmeer. These documents are available for attendees at the above locations free of charge or will be sent free of charge to those attendees having so requested. These documents are also available via the internet on www.nutreco.com.

At the Annual General Meeting of Shareholders, held at Amsterdam on May 23, 2002, the required statutory quorum of 50% of the issued shares was not present or represented. Attention should be drawn to the fact that, with reference to Article 29.3 of the Articles of Association, the meeting can decide validly with a majority of the shares present or represented with regard to item 2. of the agenda, regardless the capital represented.

Registration Date

In accordance with article 20.3 of the Company's Articles of Association the Executive Board has decided that shall be eligible for attending the meeting those shareholders or proxyholders who have registered their holdings on **June 14, 2002** ("Registration Date") in one of the registers mentioned below:

Holders of bearer shares: the administrations of the financial institutions who are accredited with the "Nederlands Centraal Instituut voor Giraal Effectenverkeer B.V." ("Necigef") from which appears the ownership of the shares concerned in accordance with Dutch legislation.

Holders of nominative shares: the register of shareholders as kept by Nutreco Holding N.V.

Notification of attendance and admission

Persons entitled to vote at and attend the meeting ("attendees") whose rights derive from **bearer shares** can attend the meeting provided they have notified their attendance. For the purposes of such notification, they need to instruct their financial institution to register them in writing with **Rabobank Nederland Effectendiensten, Croeselaan 22 at Utrecht (The Netherlands)** on **June 14, 2002** at the latest. When notifying, the financial institution concerned needs to submit a declaration that the shareholder concerned shall remain registered with their administration until and including the Registration Date.

Attendees whose rights derive from **nominative shares** can attend the meeting provided they have notified **Nutreco Holding N.V., Veerstraat 38, at 5831 JN Boxmeer (The Netherlands)** in writing of their attendance on **June 14, 2002** at the latest and provided that they remain registered as a holder of nominative shares until and including the Registration Date.

Attendees who wish to give proxy are required to submit a signed proxy with the above-mentioned bank by **June 14, 2002** at the latest and the proxyholder is required to submit a copy of said proxy at the registration desk at the meeting. Attendees may be required to show proof of identity.

Boxmeer, June 4, 2002

The Executive Board

NUTRECO HOLDING N.V.

BUITENGEWONE ALGEMENE VERGADERING VAN AANDEELHOUDERS

Oproeping tot de Buitengewone Algemene Vergadering van Aandeelhouders van Nutreco Holding N.V., die zal plaatsvinden op donderdag 20 juni 2002 om 11.00 uur ten kantore van de Vennootschap, Veerstraat 38, 5831 JN Boxmeer.

Agenda
1. Opening
2. Statutenwijziging
3. Sluiting

De agenda met toelichting, de ontwerpakte van statutenwijziging en een drieluik met daarin opgenomen de huidige tekst van de statuten, de ontwerpstatuten en een toelichting op de wijzigingen liggen vanaf heden ter inzage ten kantore van Rabo Securities, Amstelplein 1 te Amsterdam, ten kantore van Rabobank Nederland Effectendiensten, Croeselaan 22 te Utrecht en ten kantore van de Vennootschap, Veerstraat 38 te Boxmeer. Deze stukken zijn aldaar voor vergadergerechtigden gratis verkrijgbaar of worden gratis toegestuurd aan de aandeelhouders die hierom hebben verzocht. Tevens zijn deze stukken via het internet beschikbaar op www.nutreco.com.

Op de jaarlijkse Algemene Vergadering van Aandeelhouders, die werd gehouden te Amsterdam op 23 mei 2002, was het statutair vereiste quorum van 50% van de uitgegeven aandelen niet aanwezig of vertegenwoordigd. Aandeelhouders wordt er op gewezen dat, conform artikel 29.3 van de statuten, de te houden vergadering over punt 2 van de agenda, ongeacht het vertegenwoordigde kapitaal, geldig zal kunnen besluiten met een gewone meerderheid van de aanwezige of vertegenwoordigde aandelen.

Registratiedatum
Conform artikel 20.3 van de statuten van de Vennootschap heeft de Raad van Bestuur bepaald dat voor de Buitengewone Algemene Vergadering van Aandeelhouders van 20 juni als stem- en vergadergerechtigden hebben te gelden zij die op **14 juni 2002** ("Registratiedatum") zijn ingeschreven in een van de hierna te noemen registers:

Houders van aandelen aan toonder: de administraties van de bij het Nederlands Centraal Instituut voor Giraal Effectenverkeer B.V. ("Necigef") aangesloten instellingen waaruit blijkt aan wie de aandelen toebehoren krachtens de Wet Giraal Effectenverkeer.

Houders van aandelen op naam: het register van aandeelhouders zoals dat wordt bijgehouden door Nutreco Holding N.V.

Aanmelding en toegang
Stem- en vergadergerechtigden die hun rechten ontlenen aan **aandelen aan toonder** kunnen de vergadering bijwonen indien zij zich hebben aangemeld. Daartoe dienen zij hun bank of effecteninstelling opdracht te geven om hen **uiterlijk 14 juni 2002** schriftelijk aan te melden bij **Rabobank Nederland Effectendiensten, Croeselaan 22 te Utrecht**. De betrokken bank of effecteninstelling dient bij de aanmelding een verklaring te overleggen dat de desbetreffende aandeelhouder in hun administratie geregistreerd blijft tot en met de Registratiedatum.

Stem- en vergadergerechtigden die hun rechten ontlenen aan **aandelen op naam** kunnen de vergadering bijwonen indien zij zich daartoe **uiterlijk 14 juni 2002** schriftelijk hebben aangemeld bij **Nutreco Holding N.V., Veerstraat 38, 5831 JN Boxmeer** en de aandelen ten name van de houder daarvan in het aandeelhoudersregister ingeschreven blijven tot en met de Registratiedatum.

Stem- en vergadergerechtigden die zich willen laten vertegenwoordigen dienen een door hen ondertekende volmacht **uiterlijk 14 juni 2002** in te leveren bij voornoemde bank en de gevolmachtigde dient een kopie van de volmacht voor de vergadering bij de inschrijfbalie in te leveren. Voor toelating tot de vergadering kan men worden verzocht zich met een identiteitsbewijs te legitimeren.

Boxmeer, 4 juni 2002

De Raad van Bestuur

3 kolom x 300 mm

02 JUN 17 AM 11:1

Free Translation

AGENDA

Extraordinary General Meeting of Shareholders of Nutreco Holding N.V. to be held on June 20, 2002 at 11.00 a.m. at the company's office, Veerstraat 38, 5831 JN Boxmeer

1. Opening
2. Amendment of the Articles of Association
3. Closing

COMMENTARY TO AGENDA ITEM 2.

Amendment of the Articles of Association

At the Annual General Meeting of Shareholders, held at Amsterdam on May 23, 2002, the statutory required quorum of 50% of the issued shares was not present or represented. With reference to Article 29.3 a second meeting has to be convened within 28 days, in which a decision can be taken regardless the capital represented.

The Supervisory Board proposes to amend the Articles of Association. Reason for such amendment is to abolish the structure regime applying to Nutreco Holding N.V. Reason for this is that Nutreco Holding N.V. qualifies for the exemption of the structure regime. The structure regime will be introduced at Nutreco Nederland B.V. which holds the shares of most of the operational companies in The Netherlands.

The draft deed of amendment of the Articles of Association, the draft Articles of Association with an annotated comparison with the existing text and some amendments clarifying the articles 14.3 and 14.5 of the draft deed, resulting from the discussion of the amendment of the Articles of Association at the Annual General Meeting of Shareholders held on May 23, 2002, together with the Agenda and the commentary are available for attendees free of charge or will be sent free of charge to those attendees having so requested. These documents are also available via the internet on www.nutreco.com.
The main amendments are as follows: (i) the abolishment of the structure regime as a consequence of which the articles 158 up to and including article 164 of Book 2 of the Dutch civil Code will no longer apply, (ii) the appointment of all members of the Supervisory Board by the General Meeting of Shareholders (AGM) upon a proposal by the Supervisory Board. This proposal can be binding or not binding. If it is binding, the binding character of the proposal can be cancelled by the AGM with a 2/3 majority of the votes cast which should represent more than 1/3 of the issued share capital, (iii) the suspension and dismissal of members of the Supervisory Board by the AGM with a 2/3 majority of the votes cast which should represent more than 1/3 of the issued share capital, (iv) the appointment, suspension and dismissal of members of the Executive Board by the AGM upon a proposal by the Supervisory Board. This proposal can be binding or not binding. If it is binding, the binding character of the proposal is cancelled by the AGM with a 2/3 majority of the votes cast which should represent more than 1/3 of the issued share capital, (v) the expansion of the clause concerning conflict of interest, (vi) the cancellation of the age limit of 72 for Supervisory Board members, (vii) the cancellation of the provision allowing the company to remunerate Supervisory Board members in function of the results of the company, (viii) the cancellation of the obligation to deposit the agenda for the AGM and the annual accounts of the company at Amsterdam, (ix) the extension of the notice term of a second AGM if the required share capital quorum is not reached at an AGM and (x) the change of name of Amsterdam Exchanges N.V. into Euronext Amsterdam N.V. throughout the Articles of Association together with certain small amendments in the text. Finally it is also requested to grant power of attorney to every director and every staff-member of De Brauw Blackstone Westbroek N.V. to request the required Ministerial statement of non-objection, to make any adjustments which could be required by the Ministry and to pass the notarial deed of amending the Articles of Association.

AGENDA

Buitengewone Algemene Vergadering van Aandeelhouders van Nutreco Holding N.V., te houden op 20 juni 2002 om 11.00 uur ten kantore van de Vennootschap, Veerstraat 38, 5831 JN Boxmeer

1. Opening
2. Statutenwijziging (zie toelichting)
3. Sluiting

TOELICHTING OP AGENDAPUNT 2.

Statutenwijziging

Op de jaarlijkse Algemene Vergadering van Aandeelhouders, die werd gehouden te Amsterdam op 23 mei 2002, was het statutair vereiste quorum van 50% van de uitgegeven aandelen niet aanwezig of vertegenwoordigd, zodat conform artikel 29.3 binnen 28 dagen een tweede vergadering bijeengeroepen moet worden waarin alsdan, ongeacht het vertegenwoordigde kapitaal, een besluit over dit punt geldig kan worden opgenomen.

De Raad van Commissarissen stelt voor de statuten van de Vennootschap te wijzigen. De aanleiding voor deze wijziging van de statuten is het afschaffen van het structuurregime bij Nutreco Holding N.V. Reden hiervoor is dat Nutreco Holding N.V. in aanmerking komt voor de volledige vrijstelling van het structuurregime. Het structuurregime zal worden ingevoerd bij Nutreco Nederland B.V. die houdstermaatschappij is van de meeste operationele vennootschappen in Nederland.

De ontwerpakte van statutenwijziging en een drieluik met daarin opgenomen de huidige tekst van de statuten, de ontwerpstatuten en een toelichting op de wijzigingen en tevens amendementen ter verduidelijking van de artikelen 14.3 en 14.5 van de ontwerpstatuten, voortkomend uit de bespreking van de statutenwijziging op de Algemene Vergadering van Aandeelhouders van 23 mei 2002, worden samen met de agenda en de toelichting gedeponeerd, worden gratis ter beschikking gesteld c.q. toegezonden aan aandeelhouders die hierom verzoeken en kunnen tevens geraadpleegd worden op de website van de Vennootschap www.nutreco.com.
De belangrijkste wijzigingen betreffen: (i) het schrappen van het structuurregime waardoor de artikelen 158 tot en met 164 van Boek 2 van het Burgerlijk Wetboek niet langer van toepassing zijn, (ii) de benoeming van alle leden van de Raad van Commissarissen door de Algemene Vergadering van Aandeelhouders (AVA) op voordracht van de Raad van Commissarissen. De voordracht kan bindend zijn of niet bindend. Indien de voordracht bindend is, kan de AVA het bindend karakter van de voordracht ontnemen met tweederde van de uitgebrachte stemmen die meer dan eenderde van het geplaatste kapitaal vertegenwoordigen, (iii) de schorsing en het ontslag van leden van de Raad van Commissarissen door de AVA met tweederde van de uitgebrachte stemmen die meer dan eenderde van het geplaatste kapitaal vertegenwoordigen, (iv) de benoeming, de schorsing en het ontslag van leden van de Raad van Bestuur door de AVA op voordracht van de Raad van Commissarissen. De voordracht kan bindend zijn of niet bindend. Indien de voordracht bindend is, kan de AVA het bindend karakter van de voordracht ontnemen met tweederde van de uitgebrachte stemmen die meer dan eenderde van het geplaatste kapitaal vertegenwoordigen, (v) de uitbreiding van de strijdig belang bepaling, (vi) de afschaffing van de leeftijdslimiet van 72 jaar voor Commissarissen, (vii) de afschaffing van de bepaling dat Commissarissen een van de resultaten afhankelijke vergoeding kan worden toegekend, (viii) vervallen van de verplichting tot deponering van de agenda voor een AVA en de jaarrekening van de Vennootschap te Amsterdam, (ix) verlenging oproepingstermijn van 28 dagen naar 45 dagen voor een tweede AVA indien in de eerste vergadering niet het vereiste kapitaal was vertegenwoordigd en (x) de naamswijziging van Amsterdam Exchanges N.V. in Euronext Amsterdam N.V. doorheen de statuten alsmede enkele kleinere aanpassingen in de tekst. Tenslotte wordt tevens gevraagd iedere bestuurder en iedere medewerker van De Brauw Blackstone Westbroek N.V. machtiging te verlenen om de vereiste ministeriële verklaring van geen bezwaar aan te vragen, door het Ministerie verlangd wordende wijzigingen aan te brengen en de akte houdende statutenwijziging te doen verlijden.

nutreco

PRESS RELEASE

Amersfoort, 11 June 2002

VALUE STOCK DIVIDEND NUTRECO HOLDING 1 SHARE FOR 69

Nutreco Holding N.V. announces that the amount of the stock dividend has been determined. This will amount to 1 new ordinary share for every 69 existing ordinary shares. Based on the closing of 11 June 2002 of EUR 37.50, 1/69th share represents a value of EUR 0.543, which is 0.6% higher than the gross final dividend in cash of EUR 0.54 per ordinary share.

The payment of the final dividend in cash and the delivery of ordinary shares will take place on June 18, 2002.

Nutreco Holding N.V.

Nutreco Holding N.V. is an international company with leading positions in high-quality animal and fish feed industries and in fish farming. The Group's main activities centre on the production of compound feed for pigs, poultry and cattle as well as salmonid fish feed and the farming, processing and marketing of high-quality salmon products. Other Nutreco activities include the production of premixes and speciality feed, poultry and pork processing and pig and poultry breeding. These activities are organised into two business streams, Nutreco Aquaculture and Nutreco Agriculture. Five Business Groups with eighteen Business Units operate within these streams, incorporating more than 120 production and processing plants in 22 countries with 13,000 employees. Since its flotation in June 1997, Nutreco made acquisitions in the Netherlands, Spain, Germany, Canada, Poland, Chile, France, Portugal, Scotland, Belgium, Hungary, Norway, Australia and the United States of America. Nutreco's sales in 2001 were EUR 3,835.3 million. Nutreco is quoted on the Official Segment of the stock market of Euronext (Amsterdam) and is included in the Amsterdam Midkap Index, the Euronext 150 Index and the Next Prime Index (Euronext).

For more information on this press release:

Nutreco Holding N.V., Frank van Ooijen, Corporate Communications Director,
telephone: +31 33 422 6140, mobile: +31 655 340 012

nutreco

United States Securities and Exchange Commission Washington, D.C. 20549	
Filing pursuant to Rule 12g3-2(b)	
ISSUER Nutreco Holding N.V.	FILE NO. 82- 4927

PRESS RELEASE

Amersfoort, 23 May 2002

NUTRECO FORESEES WEAK FIRST HALF YEAR AND STRONG SECOND HALF RECOVERY

Nutreco will today, in the course of its Annual Shareholders' Meeting, elaborate on the outlook for 2002. On the publication of the annual results for 2001 on 5 March 2002 the company declared that the results for the first half year of 2002 would be lower than in the first half year of 2001.

- Nutreco expects earnings before amortisation of goodwill (EBITA) for the first six months of 2002 to be half those of the same period last year, resulting in a slight positive net result for the first half year.
- Despite the higher salmon prices in Europe and the United States – particularly since the start of the second quarter – the average price over the first half year of 2002 will be clearly below the level for the first half year of 2001.
- Nutreco foresees a strong recovery in EBITA and net result in the second half year, considering the strong increase in salmon prices in all major markets. Due to seasonal influences, Nutreco traditionally realises two thirds of the full year result in the second half of the year.

The Nutreco Agriculture results are developing well but are lower than in the first half year of 2001, which was exceptionally good. This is primarily due to the less favourable market price conditions for chicken and chicken products in the first quarter of 2002.

In Nutreco Aquaculture, the demand for salmon and salmon products continues to grow strongly. With only slight growth in salmon production, the match between salmon demand and supply is now in better balance than in the second half of 2001. This is resulting in a strong rise in salmon prices. Based on these developments, Nutreco is optimistic about a strong recovery in the Nutreco Aquaculture result in the second half of 2002.

The previously announced measures to reduce costs and increase efficiencies are in progress and in the coming months they will contribute positively to the result.

With the continuing trend in salmon prices, the Aquaculture result will rapidly improve. At the same time Agriculture is expected to continue its good performance. On this basis Nutreco foresees for the whole company a higher net result in the second half of the year in comparison with the same period last year.
At this moment it is too early to say how the improvement of the result in the second half year will compare with the lower first half year result. Consequently, Nutreco will not give a firm outlook for the whole of the year 2002 at present.

The interim result will be published on 6 August 2002.

*****

Nutreco Holding N.V.

Nutreco Holding N.V. is an international company with leading positions in high-quality animal and fish feed industries and in fish farming. The Group's main activities centre on the production of compound feed for pigs, poultry and cattle as well as salmonid fish feed and the farming, processing and marketing of high-quality salmon products. Other Nutreco activities include the production of premixes and speciality feed, poultry and pork processing and pig and poultry breeding. These activities are organised into two business streams, Nutreco Aquaculture and Nutreco Agriculture. Five Business Groups with eighteen Business Units operate within these streams, incorporating more than 120 production and processing plants in 22 countries with 13,000 employees. Since its flotation in June 1997, Nutreco made acquisitions in the Netherlands, Spain, Germany, Canada, Poland, Chile, France, Portugal, Scotland, Belgium, Hungary, Norway, Australia and the United States of America. Nutreco's sales in 2001 were EUR 3,835.3 million. Nutreco is quoted on the Official Segment of the stock market of Euronext (Amsterdam) and is included in the Amsterdam Midkap Index, the Euronext 150 Index and the Next Prime Index (Euronext).

For more information on this press release:

Nutreco Holding N.V., Frank van Ooijen, Corporate Communications Director, telephone: +31 33 422 6140, mobile: +31 655 340 012

nutreco

CHANGE OF ADDRESS

On 2 April next Nutreco Holding N.V.
will move to her new head offices
in Amersfoort.

The Executive Board, corporate staff
and the Business Streams Aquaculture and Agriculture
will have their basis in Amersfoort.

New address:

Prins Frederiklaan 4
3818 KC AMERSFOORT
the Netherlands

P.O. Box 299
3800 AG AMERSFOORT
the Netherlands

Switchboard: +31 33 422 6100
General fax: +31 33 422 6101

www.nutreco.com